**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

**If you are in any doubt** as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all of your shares in First Pacific Company Limited, you should at once hand this Circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


10015410


FIRST
PACIFIC



# FIRST PACIFIC COMPANY LIMITED

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacific.com*
**(Stock Code: 00142)**

## (1) MAJOR ACQUISITION – THE ACQUISITION BY BEACON ELECTRIC ASSET HOLDINGS, INC. OF SHARES IN MANILA ELECTRIC COMPANY FROM PILIPINO TELEPHONE CORPORATION AND THE SUBSCRIPTION OF NEW SHARES IN BEACON ELECTRIC ASSET HOLDINGS, INC. BY PILIPINO TELEPHONE CORPORATION

## (2) POSSIBLE MAJOR ACQUISITION – POSSIBLE ACQUISITION OF 74,700,000 SHARES IN MANILA ELECTRIC COMPANY BY BEACON ELECTRIC ASSET HOLDINGS, INC. IF BEACON ELECTRIC ASSET HOLDINGS, INC. WERE TO EXERCISE A CALL OPTION GRANTED TO BEACON ELECTRIC ASSET HOLDINGS, INC.

A notice convening a special general meeting of First Pacific Company Limited to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong on Tuesday, 30 March 2010 at 9:00 a.m. is set out on pages 316 to 318 of this Circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

13 March 2010

# CONTENTS

*Page*

FPC Exemption No. (82-836)





# FIRST PACIFIC COMPANY LIMITED

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacific.com*
**(Stock Code: 00142)**

**Form of Proxy for use at the SPECIAL GENERAL MEETING ("SGM") of First Pacific Company Limited (the "Company") to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong at 9:00 a.m. on Tuesday, 30 March 2010 and at any adjournment thereof.**

I/We, [1] ______________________________ (and) ______________________________

of ______________________________________________________________

being the registered holder(s) of [2] ____________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the SGM or [3] ______________________________

of ______________________________________________________________

as my/our proxy to attend and vote for me/us at the SGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the SGM [4].

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

| | ORDINARY RESOLUTIONS | For | Against |
|---|---|---|---|
| 1. | To approve the Piltel Investment and the Omnibus Agreement (each as defined in the Circular of the Company dated 13 March 2010) (the "**Circular**"). | | |
| 2. | To approve the possible exercise of the Call Option (as defined in the Circular). | | |

Signature: ______________________________ Date: ______________________________ 2010

*Notes:*

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the SGM is appointed, strike out "the Chairman of the SGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. A proxy need not be a member of the Company but must attend the SGM in person to represent you.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorized.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong not less than 48 hours before the time of the SGM or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialed.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the SGM if you so wish.
10. The Chairman will demand a poll on each of the resolutions submitted for determination at the SGM. On a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the SGM.

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

# 第一太平有限公司

*(根據百慕達法律註冊成立之有限公司)*

*網站：http://www.firstpacific.com*

**(股份代號：00142)**

**適用於第一太平有限公司(「本公司」)於2010年3月30日(星期二)上午9時正假座香港中環康樂廣場八號交易廣場第二座二十四樓召開的股東特別大會(「股東特別大會」)及其任何續會之代表委任表格。**

本人／吾等[1]______________________________(及)__________________________________

地址為____________________________________________________________________

乃持有[2]____________________________股每股面值0.01美元之本公司普通股登記持有人，

茲委任股東特別大會主席或[3]__________________________________________________

地址為____________________________________________________________________

為本人／吾等之代表，就考慮及酌情通過召開股東特別大會通告內之各項決議案，代表本人／吾等出席股東特別大會及其任何續會並於會上投票[4]。

請在適當空格內填上「x」記號，以指示受委代表於按股數投票表決時應如何投票。如股東交回經正式簽署之代表委任表格，而未有填上明確指示，則受委代表有權自行酌情投票或放棄投票。

| | 普通決議案 | 贊成 | 反對 |
|---|---|---|---|
| 1. | 批准Piltel投資及綜合協議(定義分別見本公司日期為2010年3月13日之通函(「**該通函**」))。 | | |
| 2. | 批准可能行使認購期權(定義見該通函)。 | | |

簽署：________________________　　　　日期：2010年________________________

*附註：*

1. 請以正楷填上　閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。
2. 請填上　閣下名下之普通股數目；如未有填上股份數目，則本代表委任表格將被視作適用於　閣下名下本公司股本中之所有普通股。
3. 閣下如擬委派股東特別大會主席以外其他人士作代表，請刪去「股東特別大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及地址，並由股東簡簽作實。
4. 受委代表毋須為本公司股東，但必須親自代表　閣下出席股東特別大會。
5. 倘屬聯名股東，本公司將在接受排名首位之股東(不論親自或委派代表)之投票後，不再接受其他聯名股東之投票。
6. 若股東為公司，則本代表委任表格必須加蓋公司印鑑，或由該公司負責人或獲正式授權人士簽署。
7. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，須於股東特別大會或其任何續會指定舉行時間不少於四十八小時前送達本公司之總辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓，方為有效。
8. 本代表委任表格上所有更改必須由股東簡簽作實。
9. 填妥及交回本代表委任表格後，　閣下仍有權出席股東特別大會並於會上投票。
10. 大會主席將就各項提呈股東特別大會之決議案要求以按股數投票方式表決。於進行按股數投票表決時，每名親身或獲正式授權之公司代表或受委代表出席之股東，可就彼所持每一股股份投一票。按股數投票表決之結果將於股東特別大會舉行後下一個營業日在本公司與香港聯合交易所有限公司之網站刊載。

*In this Circular, unless otherwise defined or the context otherwise requires, the following expressions shall have the following meanings:–*

| | |
|---|---|
| "1 March Announcement" | the Company's announcement of 1 March 2010 relating to the entering into of the Omnibus Agreement and possible future exercise of the Call Option; |
| "Amended Shareholders' Agreement of Meralco" | the Amended, Consolidated and Restated Cooperation Agreement dated 20 November 2009 among the Lopez group, FPHC, First Philippine Utilities Corporation, Piltel, MPIC and PLDT; |
| "Beacon Electric" | Beacon Electric Asset Holdings, Inc. (formerly Rightlight Holdings Inc.), a wholly beneficially owned subsidiary of MPIC as at the Latest Practicable Date; |
| "Board" | the board of directors of the Company; |
| "Call Option" | the call option to acquire the Option Shares owned by FPHC; |
| "CB Closing Date" | the date of issuance of the Convertible Bonds and receipt by MPIC of the subscription amount; |
| "CB Term Sheet" | the binding term sheet entered into between MPHI and MPIC on 1 March 2010 in relation to the possible subscription by MPHI of the Convertible Bonds; |
| "Circular" | this Circular, which is issued by the Company to the Shareholders in respect of the proposed transactions; |
| "Company" or "First Pacific" | First Pacific Company Limited, a company incorporated in Bermuda with limited liability and which has its shares listed on the Stock Exchange; |
| "Convertible Bonds" | the convertible bonds to be potentially subscribed by MPHI and issued by MPIC, the principal terms of which are summarised under the heading "***Possible subscription by MPHI for Convertible Bonds of MPIC***" in the "***Letter from the Board***" section of this Circular; |
| "Directors" | the directors of the Company; |
| "ERC" | Energy Regulatory Commission; an independent regulatory body performing the combined quasi-judicial, quasi-legislative and administrative functions in the electric industry; |

| | |
|---|---|
| "FPHC" | First Philippine Holdings Corporation, a holding company whose core businesses are in power and infrastructure, with strategic initiatives in manufacturing and property in the Philippines; |
| "Group" | the Company and its subsidiaries; |
| "Gwh" | Gigawatt hours with a gigawatt being a unit of electric power equal to 1,000,000,000 watts; |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong; |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China; |
| "Latest Practicable Date" | 11 March 2010, being the latest practicable date for the purpose of ascertaining certain information for the purpose of this Circular; |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange; |
| "Meralco" | Manila Electric Company, a Philippine corporation with its shares listed on the PSE, which is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometres, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.7 million, comprising commercial, industrial and residential customers. In addition to electricity distribution, Meralco undertakes several related businesses, including operating fibre optic networks of over 1,000 kilometres and provides leased line connections, metro ethernet connections and disaster recovery transport services; |
| "Meralco Share Acquisition from Piltel" | the purchase by Beacon Electric from Piltel of the Piltel Meralco Shares pursuant to the Omnibus Agreement, as described in paragraph (3) under the heading "***The Omnibus Agreement***" in the "***Letter from the Board***" section of this Circular; |
| "MPHI" | Metro Pacific Holdings, Inc., a Philippine affiliate of the Company and the holding company of MPIC; |
| "MPIC" | Metro Pacific Investments Corporation., a Philippine listed corporation in which the Group has an approximately 55.6% economic interest through its Philippine affiliate, MPHI; |

| | |
|---|---|
| "MPIC Meralco Shares" | the 163,602,961 common shares of Meralco, representing approximately 14.5% of the issued share capital of Meralco, to be sold by MPIC to Beacon Electric pursuant to the Omnibus Agreement; |
| "MPIC-Beacon Electric Subscription" | the subscription by MPIC of an additional 1,156,500,000 common shares of Beacon Electric and 801,044,415 preferred shares of Beacon Electric pursuant to the Omnibus Agreement, as described in paragraph (2) under the heading ***"The Omnibus Agreement"*** in the ***"Letter from the Board"*** section of this Circular; |
| "MPIC-Piltel Beacon Electric Share Sale" | the sale by MPIC to Piltel (upon completion of the transactions described in paragraphs (1) to (4) under the heading ***"The Omnibus Agreement"*** in the ***"Letter from the Board"*** section of this Circular) of 12,500 common shares of Beacon Electric pursuant to the Omnibus Agreement, as described in paragraph (5) under the heading ***"The Omnibus Agreement"*** in the ***"Letter from the Board"*** section of this Circular; |
| "Omnibus Agreement" | the agreement entered into on 1 March 2010 between MPIC, Beacon Electric and Piltel in relation to the reorganisation of the current shareholdings of MPIC and Piltel in Meralco with a view to consolidating their Meralco shareholdings in Beacon Electric; |
| "Option Agreement" | the option agreement entered into on 1 March 2010 between FPHC and Beacon Electric in respect of the grant of the Call Option by FPHC to Beacon Electric; |
| "Option Shares" | the 74,700,000 common shares of Meralco which are to be transferred to Beacon Electric on exercise of the Call Option; |
| "PBR" | the performance based regulation; an internationally accepted rate making methodology incorporating the use of incentive and penalty mechanisms as determined by the performance of the public utility; |
| "Philippines" | The Republic of the Philippines; |
| "PhP" or "Peso" or "₱" | Philippine pesos, the lawful currency of the Philippines; |
| "Piltel" | Pilipino Telephone Corporation, a Philippine listed indirect subsidiary of PLDT; |

| | |
|---|---|
| "Piltel Investment" | together, the Meralco Share Acquisition from Piltel, the Piltel-Beacon Electric Subscription and the MPIC-Piltel Beacon Electric Share Sale, as described in paragraphs (3), (4) and (5) under the heading "***The Omnibus Agreement***" in the "***Letter from the Board***" section of this Circular; |
| "Piltel-Beacon Electric Subscription" | the subscription by Piltel of 1,156,500,000 common shares of Beacon Electric pursuant to the Omnibus Agreement, as described in paragraph (4) under the heading "***The Omnibus Agreement***" in the "***Letter from the Board***" section of this Circular; |
| "Piltel Meralco Shares" | the 154,200,000 common shares of Meralco, representing approximately 13.7% of the issued share capital of Meralco, to be sold by Piltel to Beacon Electric pursuant to the Omnibus Agreement; |
| "Piltel SPA" | the sale and purchase agreement entered into on 1 March 2010 between Piltel and Beacon Electric which documents the Meralco Share Acquisition from Piltel; |
| "Piltel Subscription Agreement" | the subscription agreement entered into on 1 March 2010 between Piltel and Beacon Electric which documents the Piltel-Beacon Electric Subscription; |
| "PLDT" | Philippine Long Distance Telephone Company, a 26.5% owned associated company of the Group; |
| "Property Dividend" | (i) certain property dividend which may be declared and distributed in respect of the MPIC Meralco Shares, the Piltel Meralco Shares and the remaining 68,800,000 Meralco common shares held by Piltel which would be assigned to FPHC as part of the terms of the Call Option subject to Beacon Electric exercising the Call Option and acquiring the Option Shares; and (ii) certain property dividend which may be declared and distributed in respect of the Option Shares which would be retained by FPHC subject to Beacon Electric exercising the Call Option and acquiring the Option Shares, further details of which are set out under the heading "***Call Option and Option Agreement***" in the "***Letter from the Board***" section of this Circular; |
| "PSE" | the Philippine Stock Exchange; |
| "SGM" | the special general meeting of the Company to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong on Tuesday, 30 March 2010 at 9:00 a.m., the notice of which is set out in this Circular; |

| | |
|---|---|
| "SGV" | SyCip Gorres Velayo & Co, a member firm of the Ernst & Young Global network and a firm of certified public accountants as registered with the Philippine Regulatory Board of Accountancy to practice in the Philippines; |
| "Shareholders" | the shareholders of the Company; |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "U.S." | the United States of America; and |
| "US$" | United States dollars, the lawful currency of the U.S. |

*Unless otherwise specified, translations of quoted currency values in this Circular are made on an approximate basis and at the rate of US$1.00 = PhP46.2 = HK$7.8. Percentages and figures expressed in millions have been rounded.*


FIRST
PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacific.com*
**(Stock Code: 00142)**

*Chairman:*
Anthoni Salim

*Executive Directors:*
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

*Non-Executive Directors:*
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

*Independent Non-Executive Directors:*
Graham L. Pickles
Professor Edward K.Y. Chen, *GBS,CBE, JP*
Sir David W.C. Tang, *KBE*
Jun Tang

*Hong Kong Principal Office:*
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

*Registered Office:*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

13 March 2010

*To the Shareholders*

Dear Sir or Madam,

**(1) MAJOR ACQUISITION – THE ACQUISITION BY BEACON ELECTRIC ASSET HOLDINGS, INC. OF SHARES IN MANILA ELECTRIC COMPANY FROM PILIPINO TELEPHONE CORPORATION AND THE SUBSCRIPTION OF NEW SHARES IN BEACON ELECTRIC ASSET HOLDINGS, INC. BY PILIPINO TELEPHONE CORPORATION**

**(2) POSSIBLE MAJOR ACQUISITION – POSSIBLE ACQUISITION OF 74,700,000 SHARES IN MANILA ELECTRIC COMPANY BY BEACON ELECTRIC ASSET HOLDINGS, INC. IF BEACON ELECTRIC ASSET HOLDINGS, INC. WERE TO EXERCISE A CALL OPTION GRANTED TO BEACON ELECTRIC ASSET HOLDINGS, INC.**

**Overview**

Reference is made to the 1 March Announcement, pursuant to which the Company announced that MPIC, Piltel and Beacon Electric entered into the Omnibus Agreement on 1 March 2010. Under the Omnibus Agreement, MPIC and Piltel have agreed to restructure their current shareholdings in Meralco. It is intended that, upon completion of the transactions contemplated by the Omnibus Agreement, Beacon Electric will become a 50:50 joint venture of MPIC and Piltel.

MPIC is a Philippine listed company in which the Group has an approximately 55.6% economic interest through its Philippine affiliate, MPHI. Piltel is a Philippine listed indirect subsidiary of PLDT, a 26.5% owned associate of the Group. Beacon Electric is, as at the Latest Practicable Date, a wholly beneficially owned special purpose vehicle of MPIC set up with the sole purpose of holding shares in Meralco.

Under the Omnibus Agreement, MPIC and Piltel will consolidate approximately 163.6 million common shares of Meralco (representing an approximately 14.5% interest in Meralco) and 154.2 million common shares of Meralco (representing an approximately 13.7% interest in Meralco), respectively, under Beacon Electric; thus giving Beacon Electric an approximately 28.2% interest in Meralco and making it the single largest shareholder of Meralco.

The Company also announced in the 1 March Announcement that the Call Option referred to in the Company's 10 November 2009 announcement, to be granted by FPHC to MPIC and conferring the right to purchase common shares of Meralco representing approximately 6.6% of Meralco, was granted to Beacon Electric on 1 March 2010.

The purpose of this Circular is to give you further details of:

1. the Omnibus Agreement;
2. the Piltel Investment; and
3. the Call Option.

**The Omnibus Agreement**

The Omnibus Agreement contemplates the following principal transactions:

(1) the sale by MPIC to Beacon Electric of 163,602,961 common shares of Meralco, representing approximately 14.5% of the issued share capital of Meralco, for a total consideration of PhP24,540,444,150 (equivalent to approximately US$531.2 million and approximately HK$4,143.2 million), which is equal to PhP150 (equivalent to approximately US$3.25 and approximately HK$25.3) per common share of Meralco;

(2) **MPIC-Beacon Electric Subscription** – the subscription by MPIC of an additional 1,156,500,000 common shares of Beacon Electric at the subscription price of PhP20 (equivalent to approximately US$0.43 and approximately HK$3.38) per common share and 801,044,415 preferred shares of Beacon Electric at the subscription price of PhP10 (equivalent to approximately US$0.22 and approximately HK$1.69) per preferred

share of Beacon Electric, which results in an aggregate subscription consideration of PhP31,140,444,150 (equivalent to approximately US$674.0 million and approximately HK$5,257.5 million);

(3) **Meralco Share Acquisition from Piltel** – the purchase by Beacon Electric from Piltel of 154,200,000 common shares of Meralco, representing approximately 13.7% of the issued share capital of Meralco for a total consideration of PhP23,130,000,000 (equivalent to approximately US$500.6 million and approximately HK$3,905.1 million), which is equal to PhP150 (equivalent to approximately US$3.25 and approximately HK$25.3) per common share of Meralco;

(4) **Piltel-Beacon Electric Subscription** – the subscription by Piltel of 1,156,500,000 common shares of Beacon Electric at the subscription price of PhP20 (equivalent to approximately US$0.43 and approximately HK$3.38) per common share of Beacon Electric, which results in an aggregate subscription consideration of PhP23,130,000,000 (equivalent to approximately US$500.6 million and approximately HK$3,905.1 million);

(5) **MPIC-Piltel Beacon Electric Share Sale** – the sale by MPIC to Piltel (upon completion of the transactions referred to in (1) to (4) above) of 12,500 common shares of Beacon Electric for a consideration per common share equal to their par value of PhP1.00 (equivalent to approximately US$0.02 and approximately HK$0.17) per common share of Beacon Electric, resulting in Beacon Electric becoming a 50:50 joint venture of MPIC and Piltel; and

(6) the assignment by MPIC to Beacon Electric of a right to be granted the Call Option.

Items (1) and (2), relating to MPIC's injection of Meralco shares in Beacon Electric and subscription of new shares in Beacon Electric, are part of an internal reorganisation of the Group's holdings of interests in Meralco.

Items (3), (4) and (5) above are collectively referred to hereinafter as the "Piltel Investment".

**The Piltel Investment**

The Piltel Investment consists of the Meralco Share Acquisition from Piltel, the Piltel-Beacon Electric Subscription and the MPIC-Piltel Beacon Electric Share Sale and is likely to be completed some time in May 2010.

*A. The Meralco Share Acquisition from Piltel*

Under the Listing Rules, the Meralco Share Acquisition from Piltel is an acquisition by the Group of further interests in Meralco. The Meralco Share Acquisition from Piltel is further documented in the Piltel SPA. Completion of the Meralco Share Acquisition from Piltel is subject to the following conditions:

(a) approval of the board of directors of Piltel, the board of directors of MPIC and the board of directors of the Company;

(b) approval of the shareholders of the Company; and

(c) approval of the shareholders of Piltel.

The consideration for the Meralco Share Acquisition from Piltel was determined based on the price at which MPIC contributed Meralco shares to Beacon Electric (i.e. MPIC's average investment cost in Meralco) and represents a 17.6% discount to the share price of Meralco as at 1 March 2010, being PhP182 (equivalent to approximately US$3.94 and approximately HK$30.73) per Meralco share.

The rights, title and interest that will be transferred to Beacon Electric by Piltel pursuant to the Piltel Investment shall include (i) all shares issued by Meralco by way of stock dividends on the Piltel Meralco Shares from 1 March 2010; (ii) all property or cash dividends declared or paid on the Piltel Meralco Shares from 1 March 2010, except for the Property Dividend (as described below under the heading "***Call Option and Option Agreement***" in this Circular) in respect of the Piltel Meralco Shares; (iii) all other rights accruing on the Piltel Meralco Shares from 1 March 2010; and (iv) the proceeds of the foregoing. Piltel may, at some future time and under such terms and conditions as may be agreed between Piltel and Beacon Electric, transfer to Beacon Electric its remaining 68,800,000 Meralco common shares.

The same rights, title and interest in respect of the MPIC Meralco Shares will be transferred to Beacon Electric. For the avoidance of doubt, the rights, title and interest in respect of the MPIC Meralco Shares will also exclude the Property Dividend (as described below under the heading "***Call Option and Option Agreement***" in this Circular) in respect of the MPIC Meralco Shares.

*B. The Piltel-Beacon Electric Subscription and the MPIC-Piltel Beacon Electric Share Sale*

The Piltel-Beacon Electric Subscription and the MPIC-Piltel Beacon Electric Share Sale are disposals of part of the Group's interest in Beacon Electric, on completion of which Beacon Electric would become a 50:50 joint venture of MPIC and Piltel.

The Piltel-Beacon Electric Subscription is further documented in the Piltel Subscription Agreement. The Piltel-Beacon Electric Subscription and the MPIC-Piltel Beacon Electric Share Sale are subject to the following conditions:

(a) approval of the board of directors of Piltel, the board of directors of MPIC and the board of directors of the Company;

(b) approval of the shareholders of the Company; and

(c) approval of the shareholders of Piltel.

The consideration for the Piltel-Beacon Electric Subscription was determined based on the pricing of the MPIC-Beacon Electric Subscription.

The consideration for the MPIC-Piltel Beacon Electric Share Sale was determined based on the original investment cost of MPIC in Beacon Electric, i.e. the par value (PhP1.00 (equivalent to approximately US$0.02 and approximately HK$0.17)) of the initial 25,000 common shares of Beacon Electric held by MPIC and is intended to ensure that, upon completion of the Piltel Investment, MPIC and Piltel will each hold 50% of Beacon Electric's common share capital.

*C. Listing Rules Implications of the Piltel Investment*

The Meralco Share Acquisition from Piltel is an acquisition by the Group of further interests in Meralco under the Listing Rules. The Piltel-Beacon Electric Subscription and the MPIC-Piltel Beacon Electric Share Sale are disposals of part of the Group's interest in Beacon Electric. Pursuant to Rule 14.24 of the Listing Rules, in the case of a transaction involving both acquisition and disposal elements, the transaction should be classified by reference to the larger of the acquisition or the disposal.

One or more of the percentage ratios applicable to each of the disposal element of the transaction and the acquisition element of the transaction exceeds 25% but each of the percentage ratios applicable to each of the disposal and the acquisition is less than 75% or 100%, respectively. Accordingly, each of the disposal element and the acquisition element of the Piltel Investment constitutes a major transaction for the Company under the Listing Rules. Therefore, the Piltel Investment is subject to the approval of the Company's shareholders. The acquisition element (when aggregated with the Group's previous acquisitions of interest in Meralco) is the larger of the two elements of the Piltel Investment, which is, therefore, classified as a major acquisition under the Listing Rules.

The Company does not expect to record any gain or loss in respect of the Piltel Investment.

Following completion of the Piltel Investment, Beacon Electric would cease to be a subsidiary of MPIC and would become a 50:50 joint venture between MPIC and Piltel. The Group currently has an approximately 14.5% effective interest in Meralco through MPIC and would have an approximately 14.1% effective interest in Meralco through Beacon Electric upon completion of the Piltel Investment (but without taking into account the possible exercise of the Call Option, described below).

**Proposed governance arrangements of Beacon Electric as a joint venture and shareholders' rights under the Omnibus Agreement**

The Omnibus Agreement also provides for certain governance arrangements in respect of Beacon Electric as a joint venture between MPIC and Piltel and certain shareholders' rights, if the Piltel Investment is completed. The governance arrangements and shareholders' rights are made subject to the Company's shareholders' approval having been obtained. The principal terms of those arrangements are summarised below:

*Board composition*

The board of directors of Beacon Electric shall comprise five (5) directors, two of whom shall be nominated by MPIC (for so long as MPIC holds 50% of the outstanding common shares of Beacon Electric) and two of whom shall be nominated by Piltel (for so long as Piltel holds 50% of the outstanding common shares of Beacon Electric). The remaining director shall be nominated by the shareholders of

Beacon Electric, provided that both MPIC and Piltel shall agree to nominate and vote in favour of the election of Mr. Manuel V. Pangilinan as the fifth (5th) director of Beacon Electric for as long as Mr. Manuel V. Pangilinan is the Chairman of MPIC and Piltel.

*Quorum and Voting*

A majority in number of the directors of Beacon Electric shall constitute a quorum for meetings of the board, provided that such quorum shall include one nominee of MPIC and one nominee of Piltel.

Matters presented to the board of directors of Beacon Electric shall be approved upon receiving affirmative majority votes of the total number of directors specified by the articles of association of Beacon Electric, provided that the following matters, amongst others, shall require an affirmative vote of a nominee director of each of MPIC and Piltel:

(i) disposition or encumbrance of all or substantially all of the shares in Meralco owned by Beacon Electric or the acquisition of additional Meralco shares which requires funding support from shareholders of Beacon Electric;

(ii) any material change in Beacon Electric's business or ceasing to carry on Beacon Electric's business or any substantial part thereof;

(iii) any merger or consolidation of Beacon Electric, or the reconstruction or amalgamation of Beacon Electric or any of its business;

(iv) promoting or approving a resolution that a vote of the director of Meralco nominated by Beacon Electric to be taken at any meeting of the board of directors of Meralco for the approval of (a) any material change in the business of Meralco or any substantial part thereof or (b) any merger or consolidation of Meralco with or into any other company or entity or the reconstruction or amalgamation of Meralco or any of its business, (c) the winding up of Meralco and (d) certain creditors related matters;

(v) promoting or taking any steps to effect the winding up of Beacon Electric or passing a resolution to liquidate Beacon Electric;

(vi) applying to any court, administrative agency or tribunal to order a meeting of creditors or any class of creditors or members or any class of members or to sanction any compromise or arrangement between creditors or shareholders of Beacon Electric;

(vii) acquisition of capital stock, equity interest, obligation or other security, or capital contribution or other investment in any corporation or person, whether as guarantor, surety or otherwise, or acquisition of all or substantially all of the assets of (i) such corporation or person or (ii) a business engaged in by such person, in each case whether directly or indirectly, involving an amount, or requiring funding commitment from Beacon Electric in an amount, exceeding US$50,000,000 (equivalent to approximately HK$390 million);

(viii) any direct or indirect investment in or financial support to any subsidiary or affiliate in excess of US$10,000,000 (equivalent to approximately HK$78 million);

(ix) capital expenditure (whether in a single transaction or a series of related transactions) exceeding US$50,000,000 (equivalent to approximately HK$390 million);

(x) creation of an executive committee or other committees and delegation of any power of the board of directors of Beacon Electric to an executive committee;

(xi) amendment of articles of incorporation;

(xii) increase or decrease of capital stock;

(xiii) adoption and amendment of bye-laws;

(xiv) sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of Beacon Electric's assets or property;

(xv) incurring, creating or increasing bonded indebtedness;

(xvi) merger or consolidation of Beacon Electric with another corporation or corporations;

(xvii) investment of corporate funds in any other corporation or business or for a purpose other than the primary purpose for which Beacon Electric was organised;

(xviii) dissolving Beacon Electric; and

(xix) declaration or issuance of stock dividends.

*Shareholder Approval*

Save for certain reserved matters which would require the affirmative votes of at least 2/3 of the outstanding capital stock of Beacon Electric, all corporate acts submitted for shareholders' approval must be approved by way of a majority of the outstanding capital stock of Beacon Electric, provided such majority shall always include at least one (1) common share of Beacon Electric held by MPIC and one (1) common share of Beacon Electric held by Piltel.

*Dividends and Distributions*

All unrestricted retained earnings of Beacon Electric shall be promptly distributed as dividends subject to any applicable dividend restrictions imposed by Beacon Electric's bank creditors. The board of directors of Beacon Electric shall (a) declare dividends on the preferred shares of Beacon Electric from the unrestricted retained earnings within three (3) months following the completion of its audited

accounts, and (b) upon the motion of any nominee director of the holders of the common shares, declare as dividends in favour of the holders of the common shares the remaining unrestricted retained earnings of Beacon Electric (after payment of the dividends payable in respect of the preferred shares of Beacon Electric).

*Deadlock*

There are deadlock provisions in the event that the parties reach an impasse in respect of material decisions affecting the structure, management or conduct of the business of Beacon Electric in respect of certain matters set out in the articles of Beacon Electric which by its continuance for an unbroken period of six calendar months prevents Beacon Electric from operating profitably. In such event, a termination notice may be given which provides for the parties to meet to discuss appropriate solutions to the impasse, including the sale of shares by one party. The obligation of a party to acquire all or a part of the shares of the other party shall be subject to compliance with applicable laws and regulations and obtaining any necessary regulatory approvals and consents, including any approvals and consents required under the rules of any relevant stock exchange.

*Preferred share rights*

The preferred shares of Beacon Electric are non-voting, redeemable by Beacon Electric and have no pre-emptive rights to any share or convertible debt securities or warrants issued by Beacon Electric. The preference shareholder is entitled to dividends and liquidation preference.

*Nominee Directors in Meralco*

Beacon Electric shall nominate its nominee directors in Meralco from among the list of nominees provided by MPIC and Piltel (each such Meralco nominee director herein referred to as a "Meralco Nominee Director" and collectively as the "Meralco Nominee Directors") for election to the board of directors of Meralco at each annual meeting of stockholders of Meralco; provided, that an equal number of Meralco Nominee Directors shall be chosen from each list of nominees provided by MPIC and Piltel; provided further, that if the number of Meralco Nominee Directors for Beacon Electric is an odd number, the remaining one Meralco Nominee Director shall be chosen alternatively first from the list of nominees provided by MPIC and then from the list provided by Piltel.

Beacon Electric shall vote its shares in Meralco and shall take all other action as may be necessary to elect the Meralco Nominee Directors.

Without prejudice to each Meralco Nominee Director's duty to exercise his own independent and best business judgment, Beacon Electric shall procure that their respective Meralco Nominee Directors in the Meralco board shall always have a common vote.

*Meralco Board Committees*

To the extent that Beacon Electric is entitled to nominate any of the members of the Meralco board committees for appointment by the Meralco board, Beacon Electric shall cause its Meralco Nominee Directors to jointly nominate and vote affirmatively for the appointment of such qualified individuals as may be selected by the board of directors of Beacon Electric from a list of nominees mutually agreed by MPIC and Piltel, as members of such Meralco board committees.

*Other terms of the Omnibus Agreement*

The Omnibus Agreement sets out customary provisions in respect of rights of first refusal in relation to transfer of shares in Beacon Electric as well as tag-along rights in the event of a transfer of shares in Beacon Electric by a shareholder to any third party.

**Call Option and Option Agreement**

Reference is made to the announcement of the Company dated 10 November 2009, relating to the agreement by FPHC to grant to MPIC the right to acquire the Call Option. The Call Option is an option to purchase from FPHC the Option Shares, representing approximately 6.6% of Meralco's issued common share capital. The agreement by FPHC to grant to MPIC the right to acquire the Call Option was announced as a discloseable transaction of the Company.

Reference is also made to the Company's announcement dated 29 January 2010 pursuant to which it was announced that the date of the grant of the Call Option by FPHC to MPIC had been extended to 28 February 2010. Given that the deadline for the grant of the Call Option, being 28 February 2010, was a Sunday it has been agreed between the parties that the deadline for the grant of the Call Option is deemed to be the business day immediately following 28 February 2010, i.e. 1 March 2010.

To the best of the directors' knowledge, information and belief, having made all reasonable enquiries, FPHC and its respective ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

Under the Omnibus Agreement, MPIC has agreed to assign its right to be granted the Call Option, to Beacon Electric. Accordingly, on 1 March 2010, FPHC and Beacon Electric entered into the Option Agreement, the principal terms of which are summarised below:

| | |
|---|---|
| Parties: | FPHC as grantor of the Call Option and Beacon Electric as grantee. |
| Option Shares: | 74,700,000 shares of common stock of Meralco, listed on the PSE, representing approximately 6.6% of the issued share capital of Meralco. |

| | |
|---|---|
| Exercise Price: | PhP300 (equivalent to approximately US$6.49 and approximately HK$50.65) per Option Share, which equates to an aggregate price of PhP22,410,000,000 (equivalent to approximately US$485.1 million and approximately HK$3,783.5 million) for all the Option Shares.<br><br>The exercise price was determined based on arms' length negotiations between MPIC and FPHC, having regard to the trend of the market price and anticipated future business prospects of Meralco. |
| Exercise Period: | The Call Option is exercisable only in full (and not in part), at the option of Beacon Electric, during the period from 15 March 2010 up to midnight on 15 May 2010. |
| Call Option Premium: | An amount of PhP3,000,000 (equivalent to approximately US$64,935 and approximately HK$506,494) has been paid by Beacon Electric for the grant of the Call Option. The Call Option premium has been determined by arms' length negotiation. |

As part of the terms of the Call Option following arms' length negotiation between the parties, FPHC will have the benefit of being assigned certain property dividend that may be declared and distributed in respect of the MPIC Meralco Shares, the Piltel Meralco Shares and the remaining 68,800,000 Meralco common shares held by Piltel, subject to Beacon Electric exercising the Call Option and acquiring the Option Shares. In respect of the Option Shares, in the event that the Call Option is exercised by Beacon Electric, FPHC will have the benefit of retaining certain property dividend that may be declared and distributed in respect of such Option Shares. The estimated value attributable to FPHC's right of potential Property Dividend assignment or retention is approximately PhP2.94 (equivalent to approximately US$0.064 and approximately HK$0.496) per Meralco share. The Property Dividend, if declared and distributed, would comprise shares in certain unlisted investments of Meralco which it is contemplated would principally include shares in Rockwell Land Corporation. Rockwell Land Corporation is a 51% subsidiary of Meralco engaged in real-estate business.

As at the Latest Practicable Date, no decision has been made as to whether or not the Call Option will be exercised and any such decision is a matter for the respective boards of directors of MPIC and Beacon Electric to deliberate. Shareholders should note, however, that the exercise period of the Call Option is relatively short and expires on 15 May 2010. It is expected that MPIC and Beacon Electric will each convene board meetings after the commencement of the Call Option exercise period on 15 March 2010 but before 30 March 2010 to consider whether or not the Call Option will be exercised. Shareholders will be informed, by way of an announcement to be published by the Company on the Company's website *(http://www.firstpacific.com)* and the Stock Exchange's website *(http://www.hkexnews.hk)* prior to the date of the SGM, if the respective boards of directors of MPIC and Beacon Electric approve any action relating to the Call Option. In order to allow the respective boards of directors of MPIC and Beacon Electric to have the flexibility to exercise the Call Option, should they decide to do so, the Company proposes to ask its shareholders to approve a possible future exercise of the Call Option as a major transaction for the Company under the Listing Rules. In that context, the Directors are of the opinion that updating the shareholders by way of announcement in respect of any action taken by the respective boards of directors of MPIC and/or Beacon Electric after 15 March 2010 but prior to the date of the SGM would not constitute the provision of information which would necessitate an adjournment of the SGM.

If the Call Option is exercised before the Piltel Investment is completed, the exercise of the Call Option would constitute a further acquisition of shares in Meralco by a wholly beneficially owned subsidiary of MPIC and, on that basis, would be classified as a major transaction (acquisition) for the Company under the Listing Rules. That is on the basis that one or more of the applicable percentage ratios (on an aggregated basis) would exceed 25% but all of the applicable percentage ratios would be less than 100%.

The Group currently has an approximately 14.5% effective interest in Meralco through Beacon Electric and would have an approximately 17.4% effective interest in Meralco through Beacon Electric if the Call Option is exercised and if the Piltel Investment is completed.

If the Call Option is exercised and if the Piltel Investment and the transfer of MPIC Meralco Shares to Beacon Electric are all completed, Beacon Electric would hold approximately 34.8% of the issued common share capital of Meralco.

As referred to in the Company's announcements dated 10 November 2009 and 23 November 2009, and on page 25 of the Supplementary Prospectus dated 10 November 2009 issued by the Company in connection with its rights issue, the Company's Philippine counsel has confirmed that the execution and delivery by MPIC of the Call Option, or an exercise of the Call Option by MPIC under the circumstances set out in such opinion, would not, in each case, trigger a mandatory tender offer obligation under the Philippine Securities Regulation Code or its Amended Implementing Rules and Regulations. Philippine counsel has confirmed that equally the entering into of the Option Agreement or exercise of the Call Option by Beacon Electric under the circumstances set out in such opinion, would not, in each case, give rise to a mandatory tender offer obligation under the Philippine Securities Regulation Code or its Amended Implementing Rules and Regulations.

*Shareholders' Agreement of Meralco and board representation of Meralco in case the Call Option is exercised*

If Beacon Electric exercises the Call Option, the Amended Shareholders' Agreement of Meralco would be amended to include Beacon Electric as a party and would provide for a pooling of votes among the parties to the Amended Shareholders' Agreement of Meralco in respect of matters presented for approval of shareholders of Meralco.

Under the Amended Shareholders' Agreement of Meralco, if the Call Option is exercised, the Lopez group will be able to nominate one Meralco director for their remaining approximately 6.6% Meralco common shares while Beacon Electric and Piltel will be able to nominate four Meralco directors. Together, the Lopez group and Beacon Electric/Piltel would be able to nominate five out of nine non-independent directors of Meralco.

If the Call Option were to be exercised, the exercise price of the Call Option would be partly funded by a fixed term bank loan of 10 years in the amount of up to PhP18 billion (equivalent to approximately US$389.6 million and approximately HK$3,039.0 million) to be provided to Beacon Electric by a syndicate of banks pursuant to a term sheet entered into between Beacon Electric and the bank syndicate. The bank loan would be without recourse to the shareholders of Beacon Electric. The facility, which would be secured by a certain number of Meralco shares owned or to be acquired by Beacon Electric, would be divided into a fixed rate tranche of up to PhP11.8 billion (equivalent to approximately US$255.4 million and approximately HK$1,992.2 million) and a floating rate tranche of up to PhP6.2 billion (equivalent to approximately US$134.2 million and approximately HK$1,046.8 million). The term sheet in relation to the bank loan is expressed to be subject to contract and subject to certain internal approvals having been obtained.

**Possible subscription by MPHI for Convertible Bonds of MPIC**

If the Call Option were to be exercised, it is contemplated that the remainder of the funding required to pay the exercise price would be financed from the proceeds of a possible subscription by MPIC for preferred shares of Beacon Electric, as described in paragraph (2) under the heading "***The Omnibus Agreement***" above. In order to enable MPIC to provide that financing to Beacon Electric, if the Call Option is exercised, MPHI and MPIC entered into the CB Term Sheet, pursuant to which MPIC can (by a "drawdown notice" given by MPIC to MPHI at any time during the Call Option exercise period) require MPHI to subscribe an aggregate amount of up to PhP6.6 billion (equivalent to approximately US$142.9 million and approximately HK$1,114.3 million) of Convertible Bonds to be issued by MPIC.

The principal terms of the Convertible Bonds can be summarised as follows:

| | |
|---|---|
| Maturity: | 3 years from the date of issue. |
| Status: | Senior, unsecured. |
| Coupon: | 4.5% p.a. payable semi-annually in arrears. |
| Issue Price per unit: | PhP100.00 (equivalent to approximately US$2.16 and approximately HK$16.88). |
| Conversion: | Convertible into new common shares of MPIC at an initial conversion price of PhP3.25 (equivalent to approximately US$0.07 and approximately HK$0.55) per common share of MPIC, subject to customary adjustments for matters affecting the share capital of MPIC. The events requiring an adjustment to be made to the conversion price will include MPIC making or paying a "capital distribution". The definition of "capital distribution" will include (amongst other things) making or paying cash dividends in respect of a financial year of MPIC exceeding, in aggregate, an amount equal to 3.5% of MPIC's average market capitalisation for the 12 months prior to the announcement of the relevant dividend. |

The initial conversion price represents a premium of approximately 14.0% to the closing share price of MPIC as at 1 March 2010, being PhP2.85 (equivalent to approximately US$0.06 and approximately HK$0.48) per share.

Closing Date: The date of issuance of the Convertible Bonds and receipt by MPIC of the subscription amount.

Conversion Period: At any time from the date immediately following the first anniversary of the CB Closing Date up to and including the 10th business day immediately preceding the final redemption date.

Early redemption at the option of MPIC: At any time from the date immediately following the first anniversary of the CB Closing Date, MPIC has the right (by giving not less than 30 days nor more than 60 days' irrevocable notice) to redeem the Convertible Bonds at the accreted value of the Convertible Bonds plus any accrued interest thereon if the closing price of a common share of MPIC, quoted on the PSE for any consecutive period of not less than 30 trading days, is not less than 140% of the conversion price applicable during that period, or at least 90% in principal amount of the Convertible Bonds has already been converted, redeemed, purchased and cancelled. However, MPHI shall be entitled to convert the Convertible Bonds at any time during the conversion period and such right shall override the redemption right of MPIC.

Final Redemption: To occur on the date which falls on the 3rd anniversary of the CB Closing Date and at the final redemption price of PhP103.21 (equivalent to approximately US$2.23 and approximately HK$17.3) per unit.

If the possible subscription for Convertible Bonds of MPIC proceeds, the exercise of the Convertible Bonds would constitute a transaction for the Company under the Listing Rules. The Company would comply with all applicable Listing Rules requirements, as and when required, in connection with any future conversion of the Convertible Bonds.

**Impact of the Piltel Investment and possible exercise of Call Option on the assets, liabilities and earnings of the Group**

*Assets and liabilities*

Set out in Appendix III to this Circular is the unaudited pro forma statement of the consolidated assets and liabilities of the enlarged Group.

After the completion of the Piltel Investment, Beacon Electric will become a jointly controlled entity owned as to 50:50 between MPIC and Piltel. The results of Beacon Electric will be equity accounted for by the Group. Therefore, upon completion of (i) the Piltel Investment and the possible exercise of the Call Option and (ii) the Piltel Investment only, the unaudited pro forma consolidated assets and liabilities of the enlarged Group would remain unchanged. Please refer to the notes to unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group on pages 297 to 301 of the Circular.

Beacon Electric is currently a wholly beneficially owned subsidiary of MPIC. Therefore, following the possible exercise of the Call Option (without completing the Piltel Investment), the unaudited pro forma consolidated assets and liabilities of the enlarged Group would be increased by approximately US$342.2 million (equivalent to approximately HK$2,669.2 million). Please refer to the notes to unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group on pages 301 to 303 of the Circular.

*Earnings*

While the Piltel Investment has no material impact on earnings of the Group, the possible exercise of the Call Option is expected to be earnings dilutive. However, in view of the track record, earnings ability, value of the franchise and customer base of Meralco as well as the synergies to be generated between Meralco and MPIC/Piltel/PLDT, the Directors believe that the Piltel Investment and the possible exercise of the Call Option would enhance the Group's business development and will have a positive impact on the earnings of the Group in the future.

**Reasons for the Piltel Investment**

The effect of the Piltel Investment is to consolidate MPIC's and Piltel's shareholdings in Meralco into Beacon Electric with a view to making Beacon Electric the single largest shareholder of Meralco and to allow Beacon Electric to access bank loan financing for additional purchase of Meralco Shares.

**Reasons for seeking shareholders' approval for a possible exercise of the Call Option and, if applicable, the reasons for subscribing for the Convertible Bonds**

By seeking First Pacific shareholders' advance approval of a possible exercise of the Call Option, the Company intends to give the respective boards of directors of Beacon Electric and MPIC the ability (if they decide to do so) to exercise the Call Option during the Call Option exercise period and to complete the Call Option in accordance with the terms of the Option Agreement; which would not otherwise be possible if the approval of First Pacific's shareholders was only sought after an exercise of the Call Option. If the Call Option were exercised and if the Piltel Investment and the transfer of MPIC Meralco Shares to Beacon Electric are all completed, Beacon Electric would hold approximately 34.8% of the issued common share capital of Meralco, which would in turn give Beacon Electric a veto right in relation to all matters of Meralco requiring approval by shareholders' representing two-thirds of the outstanding capital stock.

The Convertible Bonds will only be subscribed by MPHI if Beacon Electric and MPIC make a decision to exercise the Call Option. However, in that event, the Directors consider that the proposed terms of the Convertible Bonds are reasonable terms upon which to provide further financing to MPIC.

**Views and recommendations of the Directors**

The Directors believe that the transactions contemplated under the Omnibus Agreement, the Piltel SPA, the Piltel Subscription Agreement, the Call Option and the Option Agreement are (or, in the case of those transactions which are only possible transactions, would if implemented in accordance with the terms summarised in this Circular be) on normal commercial terms and have been (or, in the case of those transactions which are only possible transactions, would if implemented in accordance with the terms summarised in this Circular be) entered into following arm's length negotiations between the parties. The Directors also believe that the terms of those transactions (or possible transactions) are (or, in the case of the possible transactions, would if implemented in accordance with the terms summarised in this Circular be) fair and reasonable and in the interests of the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders vote in favour of the resolutions approving the Piltel Investment and possible future exercise of the Call Option at the SGM.

**General**

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

MPHI is a Philippine affiliate of the Company and the holding company of MPIC.

MPIC is a Philippine corporation which is part of the Group on account of the equity interests of an affiliate of the Company. MPIC's shares are listed on the PSE. The Group has an approximately 55.6% attributable economic interest in MPIC. MPIC is a flagship infrastructure company in the Philippines, with holdings in water distribution, tollroad, electricity distribution, health-care and ports development.

Piltel is an investment holding company which owns an approximately 19.8% interest in Meralco. Piltel is held as to approximately 99.5% by Smart Communications, Inc., which in turn is wholly owned by PLDT.

PLDT is a 26.5% owned associated company of the Group.

FPHC's major business segments are in power generation, roads and tollways operations, construction and sale of merchandise, and real estate in the Philippines.

Meralco is a Philippine corporation with its shares listed on the PSE. It is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometres, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.7 million, comprising commercial, industrial and residential customers. In addition to electricity distribution, Meralco undertakes several related businesses, including operating fibre optic networks of over 1,000 kilometres and provides leased line connections, metro ethernet connections and disaster recovery transport services.

Under Philippine Financial Reporting Standards ("PFRS"), the net assets of Meralco as at 31 December 2009 were PhP57,101 million (equivalent to approximately US$1,236.0 million and approximately HK$9,640.4 million). The net profits of Meralco before and after taxation and extraordinary items were PhP9,262 million (equivalent to approximately US$193.7 million and approximately HK$1,511.1 million) and PhP6,005 million (equivalent approximately US$125.6 million and approximately HK$979.7 million), respectively, for the financial year ended 31 December 2009. The net profits of Meralco before and after taxation and extraordinary items were PhP5,200 million (equivalent to approximately US$116.4 million and approximately HK$907.8 million) and PhP2,800 million (equivalent to approximately US$62.7 million and approximately HK$488.8 million), respectively, for the financial year ended 31 December 2008.

Under International Financial Reporting Standards ("IFRS"), the net assets of Meralco as at 31 December 2009 were PhP58,296 million (equivalent to approximately US$1,261.8 million and approximately HK$9,842.2 million). The net profits of Meralco before and after taxation and extraordinary items were PhP9,812 million (equivalent to approximately US$205.2 million and approximately HK$1,600.8 million) and PhP6,576 million (equivalent approximately US$137.5 million and approximately HK$1,072.8 million), respectively, for the financial year ended 31 December 2009. The net profits of Meralco before and after taxation and extraordinary items were PhP7,875 million (equivalent to approximately US$176.3 million and approximately HK$1,374.8 million) and PhP4,100 million (equivalent to approximately US$91.8 million and approximately HK$715.8 million), respectively, for the financial year ended 31 December 2008.

Beacon Electric is a Philippines corporation which was newly established in 2010 for the purpose of the transactions contemplated by the Omnibus Agreement. The entire issued share capital of Beacon Electric is beneficially owned by MPIC. Beacon Electric will be jointly owned by MPIC and Piltel on a 50:50 basis following completion of the Piltel Investment contemplated by the Omnibus Agreement. Given that Beacon Electric is a newly incorporated company, information in relation to the net profits of Beacon Electric for the two financial years immediately preceding the date of the 1 March Announcement is not available.

**SGM**

A notice convening the SGM to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong on Tuesday, 30 March 2010 at 9:00 a.m. is set out on pages 316 to 318 of this Circular.

Voting at the SGM will be taken on a poll.

A form of proxy for use at the SGM is enclosed. Whether or not Shareholders are able to attend the meeting, they are requested to complete and return the enclosed form of proxy to the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting should they wish to do so.

To the best of the knowledge and belief of the Directors, as at the Latest Practicable Date, no Shareholder has a material interest in the matters which are the subject of the resolutions before the SGM such that he/she/it must abstain from voting. However, having considered that Mr. Manuel V. Pangilinan, Mr. Edward Tortorici and Ambassador Albert F. del Rosario hold, in aggregate, shareholdings of approximately 1.25% (approximately 48,197,866 ordinary shares) of the Company, approximately 0.06% of MPIC and approximately 0.24% of PLDT, these Directors will abstain from voting at the SGM. Any Shareholder with a material interest in the proposed transactions (together with his/her/its associates) are not permitted to vote at the SGM.

**Additional information**

In accordance with Rule 4.03 of the Listing Rules, the accountants' report of a business to be acquired by a listed issuer is required to be prepared by professional accountants who are qualified under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong) for appointment as auditors of the Company. Rule 4.03 also provides that, in the case of a circular issued by a listed issuer in connection with an acquisition of an overseas company, the Stock Exchange may be prepared to permit the accountants' report to be prepared by a firm of accountants which is not so qualified but acceptable to the Stock Exchange, provided that such firm must normally have an international name and reputation and be a member of a recognised body of accountants.

Pursuant to a waiver granted by the Stock Exchange dated 25 January 2010, the Stock Exchange has waived the Company's obligations to strictly comply with Rule 4.03 in that the Stock Exchange permits SGV to prepare the accountants' report on Meralco (as set out in Appendix II to this Circular) for inclusion in this Circular.

Your attention is also drawn to the additional information set out in the appendices to this Circular.

Yours faithfully,
For and on behalf of the Board of
**First Pacific Company Limited**
**Manuel V. Pangilinan**
*Managing Director and CEO*

## 1. SUMMARY OF FINANCIAL RESULTS AND CONDITIONS OF THE GROUP

The following financial information has been extracted from the audited consolidated financial statements of the Group as published in the Company's annual reports for the years ended 31 December 2007 and 2008 and the unaudited condensed consolidated interim financial statements of the Group as published in the Company's interim report for the six months ended 30 June 2009.

| | Six months ended 30 June 2009 | Year ended 31 December 2008 | 2007 | 2006 |
|---|---|---|---|---|
| | *US$ million* | *US$ million* | *US$ million* | *US$ million* |
| | (Unaudited) | (Audited) | (Audited) | (Audited) |
| Turnover | 1,809.1 | 4,105.3 | 3,040.8 | 2,474.8 |
| Profit before taxation | 353.3 | 397.4 | 754.5 | 293.3 |
| Taxation | (52.7) | (61.4) | (94.0) | (71.6) |
| Profit for the period/year from continuing operations | 300.6 | 336.0 | 660.5 | 221.7 |
| Profit for the period/year from a discontinued operation | 2.7 | 0.6 | 5.1 | – |
| Profit before minority interest | 303.3 | 336.6 | 665.6 | 221.7 |
| Minority interest | (139.0) | (135.8) | (160.8) | (57.2) |
| Profit attributable to owners of the parent | 164.3 | 200.8 | 504.8 | 164.5 |
| Ordinary share dividends | | | | |
| Interim – 2009: U.S. 0.51 cent (2008: U.S. 0.38 cent, 2007: U.S. 0.26 cent, 2006: U.S. 0.13 cent) per share | 16.5 | 12.3 | 8.2 | 4.1 |
| Special – 2008: Nil (2007: U.S. 0.38 cent, 2006: U.S. 0.12 cent) per share | N/A | – | 12.3 | 3.9 |
| Proposed final – 2008: U.S. 0.77 cent (2007: U.S. 0.64 cent, 2006: U.S. 0.45 cent) per share | N/A | 24.7 | 20.6 | 14.4 |
| Total | 16.5 | 37.0 | 41.1 | 22.4 |
| Earnings per share (U.S. cents) | | | | |
| – Basic | 5.11 | 6.23 | 15.72 | 5.15 |
| – Diluted | 5.05 | 5.93 | 15.29 | 5.06 |

*N/A: Not applicable*

**Assets and liabilities of the Group**

| | As at 30 June | As at 31 December | | |
|---|---|---|---|---|
| | **2009** | **2008** | **2007** | **2006** |
| | *US$ million* | *US$ million* | *US$ million* | *US$ million* |
| | (Unaudited) | (Audited) | (Audited) | (Audited) |
| Total assets | 7,569.4 | 7,199.0 | 5,221.1 | 2,883.5 |
| Less: Total liabilities | 4,832.3 | 4,823.8 | 3,098.1 | 1,850.7 |
| Minority interest | 1,410.1 | 1,245.1 | 991.7 | 450.1 |
| Net assets | 1,327.0 | 1,130.1 | 1,131.3 | 582.7 |

## 2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

The following are the audited financial statements of the Group for the year ended 31 December 2008 together with the accompanying notes as extracted from the annual report of the Company for the year ended 31 December 2008.

**Consolidated Profit and Loss Statement**

| **For the year ended 31 December**<br>*US$ millions* | *Notes* | **2008** | **2007**<br>(Restated)[i] |
|---|---|---|---|
| **Turnover** | 4 | 4,105.3 | 3,040.8 |
| Cost of sales | | (3,103.4) | (2,320.7) |
| **Gross Profit** | | 1,001.9 | 720.1 |
| Gain on dilutions and divestments | | 28.7 | 356.1 |
| Distribution costs | | (273.9) | (254.2) |
| Administrative expenses | | (256.8) | (170.7) |
| Other operating (expenses)/income, net | | (144.9) | 0.6 |
| Net borrowing costs | 5 | (150.5) | (137.1) |
| Share of profits less losses of associated companies and joint ventures | | 192.9 | 239.7 |
| **Profit Before Taxation** | 6 | 397.4 | 754.5 |
| Taxation | 7 | (61.4) | (94.0) |
| **Profit for the Year from Continuing Operations** | | 336.0 | 660.5 |
| Profit for the year from a discontinued operation | 8 | 0.6 | 5.1 |
| **Profit for the Year** | | 336.6 | 665.6 |
| **Attributable to:** | | | |
| Equity holders of the parent | 9 | 200.8 | 504.8 |
| Minority interest | | 135.8 | 160.8 |
| | | 336.6 | 665.6 |
| **Ordinary Share Dividends** | 10 | | |
| Interim – U.S. 0.38 cent (2007: U.S. 0.26 cent) per share | | 12.3 | 8.2 |
| Proposed special – Nil (2007: U.S. 0.38 cent) per share | | – | 12.3 |
| Proposed final – U.S. 0.77 cent (2007: U.S. 0.64 cent) per share | | 24.7 | 20.6 |
| **Total** | | 37.0 | 41.1 |

| **For the year ended 31 December** *US$ millions* | *Notes* | **2008** | **2007** (Restated)(i) |
|---|---|---|---|
| **Earnings Per Share Attributable to Equity Holders of the Parent** (U.S. cents) | 11 | | |
| Basic | | | |
| – For profit from continuing operations | | 6.23 | 15.67 |
| – For profit from a discontinued operation | | – | 0.05 |
| – For profit for the year | | 6.23 | 15.72 |
| Diluted | | | |
| – For profit from continuing operations | | 5.93 | 15.24 |
| – For profit from a discontinued operation | | – | 0.05 |
| – For profit for the year | | 5.93 | 15.29 |

*(i) Refer to Note 2(B)*

The accompanying notes form an integral part of the Financial Statements.

**Consolidated Balance Sheet**

| **At 31 December** *US$ millions* | *Notes* | **2008** | **2007** (Restated)[(i)] |
|---|---|---|---|
| **Non-current Assets** | | | |
| Property, plant and equipment | 12 | 808.4 | 784.1 |
| Plantations | 13 | 744.5 | 881.5 |
| Associated companies and joint ventures | 15 | 1,202.3 | 1,304.7 |
| Goodwill | 16 | 675.6 | 347.2 |
| Other intangible assets | 17 | 1,538.5 | – |
| Accounts receivable, other receivables and prepayments | 18 | 3.0 | 37.0 |
| Prepaid land premiums | 19 | 153.2 | 151.4 |
| Available-for-sale assets | 20 | 1.7 | 6.0 |
| Deferred tax assets | 21 | 38.7 | 45.0 |
| Financial assets at fair value through profit or loss | 22 | – | 79.8 |
| Other non-current assets | 23 | 217.1 | 110.0 |
| | | 5,383.0 | 3,746.7 |
| **Current Assets** | | | |
| Cash and cash equivalents | 24 | 625.9 | 600.8 |
| Pledged deposits | 34(C) | 12.0 | – |
| Available-for-sale assets | 20 | 56.9 | 24.1 |
| Accounts receivable, other receivables and prepayments | 18 | 435.5 | 355.5 |
| Inventories | 25 | 557.4 | 494.0 |
| | | 1,687.7 | 1,474.4 |
| Assets of a disposal group classified as held for sale | 8 | 128.3 | – |
| | | 1,816.0 | 1,474.4 |

| **At 31 December**<br>*US$ millions* | *Notes* | **2008** | **2007**<br>(Restated)[(i)] |
|---|---|---|---|
| **Current Liabilities** | | | |
| Accounts payable, other payables and accruals | 26 | 667.4 | 485.6 |
| Short-term borrowings | 27 | 1,207.0 | 1,000.1 |
| Provision for taxation | 28 | 55.8 | 52.9 |
| Current portion of deferred liabilities and provisions | 29 | 39.4 | 17.4 |
| | | 1,969.6 | 1,556.0 |
| Liabilities directly associated with the assets classified as held for sale | 8 | 106.1 | – |
| | | 2,075.7 | 1,556.0 |
| **Net Current Liabilities** | | (259.7) | (81.6) |
| **Total Assets Less Current Liabilities** | | 5,123.3 | 3,665.1 |
| **Equity** | | | |
| Issued share capital | 30 | 32.1 | 32.2 |
| Other reserves | 31 | 902.0 | 1,048.6 |
| Retained earnings | | 196.0 | 50.5 |
| Equity attributable to equity holders of the parent | | 1,130.1 | 1,131.3 |
| Minority interest | 32 | 1,245.1 | 991.7 |
| **Total Equity** | | 2,375.2 | 2,123.0 |
| **Non-current Liabilities** | | | |
| Long-term borrowings | 27 | 1,951.7 | 1,044.5 |
| Deferred liabilities and provisions | 29 | 432.4 | 180.5 |
| Deferred tax liabilities | 21 | 364.0 | 310.8 |
| Derivative liability | 33 | – | 6.3 |
| | | 2,748.1 | 1,542.1 |
| | | 5,123.3 | 3,665.1 |

*(i) Refer to Note 2(B)*

The accompanying notes form an integral part of the Financial Statements.

On behalf of the Board of Directors

**MANUEL V. PANGILINAN**
*Managing Director and Chief Executive Officer*

**EDWARD A. TORTORICI**
*Executive Director*

25 March 2009

**Company Balance Sheet**

| **At 31 December** | | **2008** | **2007** |
|---|---|---|---|
| *US$ millions* | *Notes* | | |
| **Non-current Assets** | | | |
| Subsidiary companies | 14 | 996.2 | 906.2 |
| Loans to a joint venture | | – | 104.3 |
| | | 996.2 | 1,010.5 |
| **Current Assets** | | | |
| Cash and cash equivalents | 24 | 45.9 | 106.3 |
| Amounts due from subsidiary companies | 14(A) | 1,889.5 | 1,781.8 |
| Other receivables and prepayments | | 0.1 | 0.2 |
| | | 1,935.5 | 1,888.3 |
| **Current Liabilities** | | | |
| Amounts due to subsidiary companies | 14(B) | 832.6 | 814.5 |
| Other payables and accruals | | 0.6 | 0.6 |
| | | 833.2 | 815.1 |
| **Net Current Assets** | | 1,102.3 | 1,073.2 |
| **Total Assets Less Current Liabilities** | | 2,098.5 | 2,083.7 |
| **Equity** | | | |
| Issued share capital | 30 | 32.1 | 32.2 |
| Other reserves | | 1,182.2 | 1,162.5 |
| Retained earnings | | 344.0 | 348.1 |
| Equity attributable to equity holders of the parent | | 1,558.3 | 1,542.8 |
| **Non-current Liabilities** | | | |
| Loans from subsidiary companies | 14(C) | 540.2 | 540.9 |
| | | 2,098.5 | 2,083.7 |

The accompanying notes form an integral part of the Financial Statements.

On behalf of the Board of Directors

**MANUEL V. PANGILINAN**
*Managing Director and Chief Executive Officer*

**EDWARD A. TORTORICI**
*Executive Director*

25 March 2009

## Consolidated Statement of Changes in Equity

| *US$ millions* | *Notes* | Issued share capital | Share premium | Share options issued | Unrealized gains/ (losses) on available-for-sale assets | Unrealized (losses)/ gains on cash flow hedges | Exchange reserve | Capital and other reserves | (Accumulated losses)/ retained earnings | Total | Minority interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Equity attributable to equity holders of the parent | | | | | | | | | | |
| Balance at 1 January 2007 | | 32.0 | 964.2 | 11.3 | 51.9 | (6.6) | (42.7) | (2.6) | (424.8) | 582.7 | 450.1 | 1,032.8 |
| Changes in equity for 2007: | | | | | | | | | | | | |
| Exchange differences on translating foreign operations | | – | – | – | – | – | 84.2 | – | – | 84.2 | (29.5) | 54.7 |
| Unrealized gains on available-for-sale assets | | – | – | – | 3.9 | – | – | – | – | 3.9 | 2.2 | 6.1 |
| Realized gains on available-for-sale assets | | – | – | – | (45.5) | – | – | – | – | (45.5) | (3.3) | (48.8) |
| Unrealized gains on cash flow hedges | | – | – | – | – | 13.4 | – | – | – | 13.4 | – | 13.4 |
| Net income and expense recognized directly in equity | | – | – | – | (41.6) | 13.4 | 84.2 | – | – | 56.0 | (30.6) | 25.4 |
| Profit for the year | | – | – | – | – | – | – | – | 504.8 | 504.8 | 160.8 | 665.6 |
| Total recognized income and expense for the year | | – | – | – | (41.6) | 13.4 | 84.2 | – | 504.8 | 560.8 | 130.2 | 691.0 |
| Divestment and dilution of interest in an associated company | | – | – | – | – | 0.5 | 3.3 | – | – | 3.8 | – | 3.8 |
| Dilution of interest in subsidiary companies | | – | – | – | – | – | (0.8) | 0.3 | – | (0.5) | – | (0.5) |
| Acquisition of subsidiary companies | 34(A) | – | – | – | – | – | – | – | – | – | 203.5 | 203.5 |
| Change in attributable interests | | – | – | – | – | – | – | – | – | – | 222.9 | 222.9 |
| Dividends paid to minority shareholders | | – | – | – | – | – | – | – | – | – | (15.0) | (15.0) |
| Issue of shares upon the exercise of share options | 30(A) | 0.2 | 7.5 | (2.4) | – | – | – | – | – | 5.3 | – | 5.3 |
| Repurchase and cancellation of shares | 30(B) | – | – | – | – | – | – | – | (3.0) | (3.0) | – | (3.0) |
| Equity-settled share option arrangements | | – | – | 8.7 | – | – | – | – | – | 8.7 | – | 8.7 |
| 2006 special dividend | | – | – | – | – | – | – | – | (3.9) | (3.9) | – | (3.9) |
| 2006 final dividend | | – | – | – | – | – | – | – | (14.4) | (14.4) | – | (14.4) |
| 2007 interim dividend | 10 | – | – | – | – | – | – | – | (8.2) | (8.2) | – | (8.2) |
| Balance at 31 December 2007 (Restated)[i] | | 32.2 | 971.7 | 17.6 | 10.3 | 7.3 | 44.0 | (2.3) | 50.5 | 1,131.3 | 991.7 | 2,123.0 |

| | | Equity attributable to equity holders of the parent | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| US$ millions | Notes | Issued share capital | Share premium | Share options issued | Unrealized gains/ (losses) on available-for-sale assets | Unrealized (losses)/ gains on cash flow hedges | Exchange reserve | Capital and other reserves | (Accumulated losses)/ retained earnings | Total | Minority interest | Total equity |
| Balance at 31 December 2007 | | | | | | | | | | | | |
| As previously reported | | 32.2 | 971.7 | 17.6 | 10.3 | 7.3 | 44.2 | (2.3) | 56.1 | 1,137.1 | 992.6 | 2,129.7 |
| Prior year adjustments | 2(B) | - | - | - | - | - | (0.2) | - | (5.6) | (5.8) | (0.9) | (6.7) |
| As restated[(i)] | | 32.2 | 971.7 | 17.6 | 10.3 | 7.3 | 44.0 | (2.3) | 50.5 | 1,131.3 | 991.7 | 2,123.0 |
| Changes in equity for 2008: | | | | | | | | | | | | |
| Exchange differences on translating foreign operations | | - | - | - | - | - | (159.9) | - | - | (159.9) | (177.2) | (337.1) |
| Unrealized gains on available-for-sale assets | | - | - | - | 1.6 | - | - | - | - | 1.6 | 1.3 | 2.9 |
| Realized gains on available-for-sale assets | | - | - | - | (0.1) | - | - | - | - | (0.1) | - | (0.1) |
| Unrealized losses on cash flow hedges | | - | - | - | - | (5.9) | - | - | - | (5.9) | - | (5.9) |
| Net income and expense recognized directly in equity | | - | - | - | 1.5 | (5.9) | (159.9) | - | - | (164.3) | (175.9) | (340.2) |
| Profit for the year | | - | - | - | - | - | - | - | 200.8 | 200.8 | 135.8 | 336.6 |
| Total recognized income and expense for the year | | - | - | - | 1.5 | (5.9) | (159.9) | - | 200.8 | 36.5 | (40.1) | (3.6) |
| Divestment and dilution of interest in an associated company | | - | - | - | - | - | (0.3) | - | - | (0.3) | - | (0.3) |
| Dilution of interest in subsidiary companies | | - | - | - | - | - | 0.2 | - | - | 0.2 | - | 0.2 |
| Acquisition of subsidiary companies | 34(A) | - | - | - | - | 0.5 | - | (2.4) | - | (1.9) | 295.1 | 293.2 |
| Change in attributable interests | | - | - | - | - | - | - | - | - | - | 25.7 | 25.7 |
| Reserve of a disposal group classified as assets held for sale | | - | - | - | (0.1) | - | - | 0.1 | - | - | - | - |
| Dividends paid to minority shareholders | | - | - | - | - | - | - | - | - | - | (27.3) | (27.3) |
| Issue of shares upon the exercise of share options | 30(A) | 0.1 | 2.4 | (0.9) | - | - | - | - | - | 1.6 | - | 1.6 |
| Repurchase and cancellation of shares | 30(B) | (0.2) | - | - | - | - | - | 0.2 | (10.1) | (10.1) | - | (10.1) |
| Equity-settled share option arrangements | | - | - | 18.0 | - | - | - | - | - | 18.0 | - | 18.0 |
| 2007 special dividend | 10 | - | - | - | - | - | - | - | (12.3) | (12.3) | - | (12.3) |
| 2007 final dividend | 10 | - | - | - | - | - | - | - | (20.6) | (20.6) | - | (20.6) |
| 2008 interim dividend | 10 | - | - | - | - | - | - | - | (12.3) | (12.3) | - | (12.3) |
| **Balance at 31 December 2008** | | 32.1 | 974.1 | 34.7 | 11.7 | 1.9 | (116.0) | (4.4) | 196.0 | 1,130.1 | 1,245.1 | 2,375.2 |

*(i) Refer to Note 2(B)*

The accompanying notes form an integral part of the Financial Statements.

### Company Statement of Changes in Equity

| *US$ millions* | *Notes* | Issued share capital | Share premium | Share options issued | Capital redemption reserve | Contributed surplus | Retained earnings | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance at 1 January 2007** | | 32.0 | 964.2 | 10.7 | – | 173.8 | 265.6 | 1,446.3 |
| Profit for the year | | – | – | – | – | – | 112.0 | 112.0 |
| Issue of shares upon the exercise of share options | 30(A) | 0.2 | 7.5 | (2.4) | – | – | – | 5.3 |
| Repurchase and cancellation of shares | 30(B) | – | – | – | – | – | (3.0) | (3.0) |
| Equity-settled share option arrangements | 36(A) | – | – | 8.7 | – | – | – | 8.7 |
| 2006 special dividend | | – | – | – | – | – | (3.9) | (3.9) |
| 2006 final dividend | | – | – | – | – | – | (14.4) | (14.4) |
| 2007 interim dividend | 10 | – | – | – | – | – | (8.2) | (8.2) |
| **Balance at 31 December 2007** | | 32.2 | 971.7 | 17.0 | – | 173.8 | 348.1 | 1,542.8 |
| Profit for the year | | – | – | – | – | – | 51.2 | 51.2 |
| Issue of shares upon the exercise of share options | 30(A) | 0.1 | 2.4 | (0.9) | – | – | – | 1.6 |
| Repurchase and cancellation of shares | 30(B) | (0.2) | – | – | 0.2 | – | (10.1) | (10.1) |
| Equity-settled share option arrangements | 36(A) | – | – | 18.0 | – | – | – | 18.0 |
| 2007 special dividend | 10 | – | – | – | – | – | (12.3) | (12.3) |
| 2007 final dividend | 10 | – | – | – | – | – | (20.6) | (20.6) |
| 2008 interim dividend | 10 | – | – | – | – | – | (12.3) | (12.3) |
| **Balance at 31 December 2008** | | 32.1 | 974.1 | 34.1 | 0.2 | 173.8 | 344.0 | 1,558.3 |

The accompanying notes form an integral part of the Financial Statements.

**Consolidated Cash Flow Statement**

| **For the year ended 31 December** *US$ millions* | *Notes* | **2008** | **2007** (Restated)[i] |
|---|---|---|---|
| **Profit Before Taxation** | | | |
| From continuing operations | | 397.4 | 754.5 |
| From a discontinued operation | | 1.3 | 6.8 |
| Adjustments for: | | | |
| Interest expenses | 5 | 185.3 | 167.8 |
| Loss/(gain) on changes in fair value of plantations | 6 | 97.7 | (22.0) |
| Foreign exchange and derivative losses/(gains), net | 6 | 83.2 | (20.0) |
| Depreciation | 6 | 79.2 | 64.5 |
| Impairment losses recognized | | 43.9 | 38.7 |
| Decrease/(increase) in accounts receivable, other receivables and prepayments (Non-current) | | 37.5 | (2.3) |
| Amortization of other intangible assets | 17 | 27.3 | – |
| Equity-settled share option expense | 36(A) | 18.0 | 8.7 |
| Recognition of prepaid land premiums | 6 | 7.1 | 2.8 |
| Share of profits less losses of associated companies and joint ventures | | (192.9) | (239.7) |
| Increase in other non-current assets | | (35.7) | (10.4) |
| Interest income | 5 | (34.8) | (30.7) |
| Gain on dilution of interest in subsidiary companies | 6 | (18.9) | (149.6) |
| Gain on divestment and dilution of interest in an associated company | 6 | (9.8) | (206.5) |
| Realized gain on sale of available-for-sale assets | 6 | (0.6) | (25.0) |
| Gain on sale of property, plant and equipment | 6 | (0.6) | (0.2) |
| Dividend income from available-for-sale assets | 6 | (0.5) | – |
| Dividend income from financial assets at fair value through profit or loss | 6 | – | (2.9) |
| Others | | (7.5) | 26.2 |
| | | 676.6 | 360.7 |
| Increase in accounts payable, other payables and accruals | | 69.1 | 137.1 |
| Increase in inventories | | (160.3) | (116.1) |
| Increase in accounts receivable, other receivables and prepayments (Current) | | (151.6) | (84.4) |
| Net cash generated from operations[ii] | | 433.8 | 297.3 |
| Interest received | | 40.7 | 30.3 |
| Interest paid | | (196.9) | (113.6) |
| Tax paid | 28 | (112.4) | (83.3) |
| **Net Cash Inflow from Operating Activities** | | 165.2 | 130.7 |

*(i) Refer to Note 2(B)*

*(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.*

| **For the year ended 31 December** *US$ millions* | *Notes* | **2008** | **2007** (Restated)[(i)] |
|---|---|---|---|
| Dividend received from associated companies | 15(B) | 211.9 | 155.0 |
| Proceeds from sale of property, plant and equipment | | 20.8 | 7.8 |
| Acquisition of subsidiary companies | 34(A) | (611.8) | (517.6) |
| Purchase of property, plant and equipment | | (163.4) | (69.5) |
| Investments in associated companies | 34(B) | (140.5) | – |
| Investments in plantations | | (76.7) | (36.8) |
| Investments in intangible assets | | (67.8) | – |
| Acquisition of available-for-sale assets | | (38.9) | – |
| Loans and advances to a joint venture, net | | (19.0) | (96.0) |
| Deposits for increased investments in subsidiary companies | | (12.9) | – |
| Proceeds from divestment principally of financial assets at fair value through profit or loss | | – | 49.1 |
| Proceeds from disposal of available-for-sale assets | | – | 31.2 |
| Dividend received from financial assets at fair value through profit or loss | | – | 2.9 |
| Increased investment in associated companies | | – | (514.8) |
| Increased investment in a subsidiary company | | – | (25.6) |
| **Net Cash Outflow from Investing Activities** | | (898.3) | (1,014.3) |
| Proceeds from new borrowings | | 1,871.1 | 1,793.8 |
| Proceeds from sale of shares by a subsidiary company | | 62.1 | – |
| Proceeds from the issue of shares upon the exercise of share options | | 1.6 | 5.3 |
| Borrowings repaid | | (1,050.9) | (824.1) |
| Dividends paid to shareholders | | (45.2) | (26.5) |
| Dividends paid to minority interest by subsidiary companies | | (27.3) | (15.0) |
| Repurchase of shares | | (10.1) | (3.0) |
| Repurchase of subsidiary companies' shares | | (7.7) | – |
| Shares issued to minority interest by subsidiary companies | | – | 264.0 |
| Decrease in pledged deposits and restricted cash | | – | 31.3 |
| Payments in respect of financing arrangements | | – | (6.0) |
| **Net Cash Inflow from Financing Activities** | | 793.6 | 1,219.8 |
| **Net Increase in Cash and Cash Equivalents** | | 60.5 | 336.2 |
| Cash and cash equivalents at 1 January | | 600.8 | 267.4 |
| Exchange translation | | (35.4) | (2.8) |
| **Cash and Cash Equivalents at 31 December** | | 625.9 | 600.8 |

*(i) Refer to Note 2(B)*

The accompanying notes form an integral part of the Financial Statements.

## Notes to the Financial Statements

### 1. CORPORATE INFORMATION

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products, infrastructure and natural resources.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available in the US through ADRs.

### 2. BASIS OF PREPARATION, SUMMARY OF PRINCIPAL ACCOUNTING POLICIES AND CHANGES

#### (A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, financial assets at fair value through profit or loss, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. These Financial Statements are presented in US (U.S.) dollars and rounded to the nearest million (US$ millions) with one decimal place except when otherwise indicated.

#### (B) Impact of New and Revised HKFRSs and Changes in Accounting Policies

Certain changes to Hong Kong GAAP have been implemented during 2008 as a consequence of the following new and revised HKFRSs issued by the HKICPA:

| | |
|---|---|
| HKAS 39 and HKFRS 7 Amendments | "Reclassification of Financial Assets"[(i)] |
| HK(IFRIC)-Int 11 | "HKFRS 2 – Group and Treasury Share Transactions"[(ii)] |
| HK(IFRIC)-Int 12 | "Service Concession Arrangements"[(iii)] |
| HK(IFRIC)-Int 14 | "HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"[(iii)] |

(i) Effective from 1 July 2008
(ii) Effective for annual periods commencing on or after 1 March 2007
(iii) Effective for annual periods commencing on or after 1 January 2008

The adoption of HKAS 39 and HKFRS 7 Amendments, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 14 has had no effect on both the profit attributable to equity holders of the parent for the years ended 31 December 2008 and 31 December 2007 and equity attributable to equity holders of the parent at 31 December 2008 and 31 December 2007. The impact of adopting HK(IFRIC)-Int 12 is summarized as follows.

HK(IFRIC)-Int 12 covers contractual arrangements arising from private entities providing public services. The Group's adoption of HK(IFRIC)-Int 12 affects its accounting for the results of operations and financial position of its joint venture (which become a subsidiary company of the Group since July 2008), Maynilad. Maynilad holds an exclusive concession, granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government, to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila. Under HK(IFRIC)-Int 12, Maynilad (i) recognized the value of concession assets as intangible assets (subject to amortization) and the present value of concession fees payable (subject to accretion of interest expenses) during the entire concession period retrospectively, (ii) reclassified certain of its property, plant and equipment (representing the water infrastructure) which will be vested to MWSS at the end of the concession period as its concession assets and amortized on a straight-line basis over the concession period (which results in changes in depreciation and amortization expenses), (iii) recognized contract revenue, costs and margins for its services of constructing and upgrading the infrastructure used to provide its services, and (iv) retranslated the foreign currency denominated portion of the concession fees payable and loans based on the closing exchange rate at each balance sheet date and capitalized the foreign exchange differences as deferred credits or charges given the existence of a recovery mechanism for these foreign exchange differences in accordance with the concession agreement entered into between MWSS and Maynilad.

Upon DMWC's acquisition of Maynilad in January 2007, the Group has already accounted for Maynilad's concession assets at fair value and recognize the present value of concession fees payable the remaining concession life. Therefore, the financial impact of the Group's adoption of HK(IFRIC)-Int 12 is limited to (i) a reclassification of certain property, plant and equipment to concession assets and their amortization over the remaining concession life, (ii) a recognition of construction revenue, costs and margins, and (iii) a recognition of foreign exchange differences arising from the retranslation of foreign currency denominated portion of concession fees payable and loans as deferred credits or charges.

The effect of the above changes is summarized below:

*(a) Effect on the consolidated balance sheet at 31 December 2008 and 2007*

| **Effect of new accounting policies**<br>**At 31 December**<br>*US$ millions* | **2008** | **2007** |
|---|---|---|
| **Assets** | | |
| Decrease in property, plant and equipment | (382.5) | – |
| Increase in other intangible assets | 388.2 | – |
| Decrease in associated companies and joint ventures | – | (6.7) |
| | 5.7 | (6.7) |
| **Liabilities/Equity** | | |
| Decrease in deferred liabilities and provisions | (9.7) | – |
| Increase in deferred tax liabilities | 3.6 | – |
| Increase/(decrease) in retained earnings | 5.0 | (5.6) |
| Decrease in exchange reserve | (0.3) | (0.2) |
| Increase/(decrease) in minority interest | 7.1 | (0.9) |
| | 5.7 | (6.7) |

*(b) Effect on the consolidated profit and loss statement for the years ended 31 December 2008 and 2007*

| **Effect of new accounting policies**<br>**For the year ended 31 December**<br>*US$ millions* | **2008** | **2007** |
|---|---|---|
| Decrease in cost of sales | 0.5 | – |
| Decrease in other operating expenses, net | 18.7 | – |
| Increase/(decrease) in share of profits less losses of associated companies and joint ventures | 6.0 | (6.1) |
| Increase in taxation | (6.0) | – |
| Increase/(decrease) in profit for the year | 19.2 | (6.1) |
| Attributable to: | | |
| Equity holders of the parent | 10.6 | (5.6) |
| Minority interest | 8.6 | (0.5) |
| Increase/(decrease) in profit for the year | 19.2 | (6.1) |
| Increase/(decrease) in earnings per share attributable to equity holders of the parent (U.S cents) | | |
| Basic | 0.33 | (0.17) |
| Diluted | 0.33 | (0.17) |

**(C) Impact of Issued but not yet Effective HKFRSs**

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Financial Statements.

| | |
|---|---|
| HKAS 1 (Revised) | "Presentation of Financial Statements" |
| HKAS 23 (Revised) | "Borrowing Costs" |
| HKAS 27 (Revised) | "Consolidated and Separate Financial Statements" |
| HKAS 32 and HKAS 1 Amendments | "Puttable Financial Instruments and Obligations Arising on Liquidation" |
| HKAS 39 Amendments | "Eligible Hedged Items" |
| HKFRS 1 and HKAS 27 Amendments | "Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate" |
| HKFRS 1 (Revised) | "First-time Adoption of Hong Kong Financial Reporting Standards" |
| HKFRS 2 Amendments | "Share-based Payment – Vesting Conditions and Cancellations" |
| HKFRS 3 (Revised) | "Business Combinations" |
| HKFRS 7 Amendments | "Financial Instruments: Disclosures" |
| HKFRS 8 | "Operating Segments" |
| HK(IFRIC)-Int 13 | "Customer Loyalty Programmes" |
| HK(IFRIC)-Int 15 | "Agreements for the Construction of Real Estate" |
| HK(IFRIC)-Int 16 | "Hedges of a Net Investment in a Foreign Operation" |
| HK(IFRIC)-Int 17 | "Distribution of Non-cash Assets to Owners" |
| HK(IFRIC)-Int 18 | "Transfer of Assets from Customers" |
| Annual Improvements to HKFRSs | "Improvements to HKFRS" |

HKAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change relates to the separation of owner and non-owner changes in the statement of changes in equity. Owners represent the holders of financial instruments classified as equity. The revised standard requires the statement of changes in equity to include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of comprehensive income which presents all items of income and expense recognized in profit or loss together with all other items of recognized income and expense.

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change is the removal of the option of immediately recognizing as an expense for borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets.

HKAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard replaces the term "minority interest" with "non-controlling interest" and requires changes in a parent's ownership interest in a subsidiary company that do not result in a loss of control to be accounted for as equity transactions.

HKAS 32 and HKAS 1 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments require entitles to classify (a) puttable financial instruments and (b) instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, if they have particular features and fulfill certain specific criteria.

HKAS 39 Amendments address the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. They clarify that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item.

HKFRS 1 and HKAS 27 Amendments should be applied for annual periods beginning on or after 1 January 2009. The HKAS 27 Amendments require all dividends from subsidiaries, associates or jointly controlled entities to be recognized in the income statement in the separate financial statements. The amendments are applied prospectively only. The HKFRS 1 Amendments allow a first-time adopter of HKFRSs to measure its investment in subsidiaries, associates or jointly controlled entities using a deemed cost of either fair value or the carrying amount under the previous accounting practice in the separate financial statements.

HKFRS 1 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised version has an improved structure but does not contain any technical changes.

HKFRS 2 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments clarify that vesting conditions are service conditions and performance conditions only and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

HKFRS 3 (Revised) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on 1 July 2009. The revised standard requires (a) for partial acquisitions, non- controlling interests shall be measured either as their proportionate interest in the net identifiable assets or at fair value; (b) for step acquisitions, goodwill shall be measured as the difference at the acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired; (c) the recognition of acquisition-related costs as expenses, rather than included in goodwill and (d) the recognition of contingent consideration measured at fair value at the acquisition date.

HKFRS 7 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments require fair value measurements to be disclosed by the source of inputs, using the three-level hierarchy of (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices) (Level 2) and (c) inputs for the assets or liabilities that are not based on observable market data (unobservable inputs) (Level 3).

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 13 shall be applied for annual periods beginning on or after 1 July 2008. This interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 15 shall be applied for annual periods beginning on or after 1 January 2009. This interpretation standardizes accounting practice across jurisdictions for the recognition of revenue by real estate developers for sales of units, including the sale of properties before their constructions are complete. In addition, the interpretation provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of HKAS 11 "Construction Contracts" or HKAS 18 "Revenue" and, accordingly, when revenue from the construction should be recognized.

HK(IFRIC)-Int 16 shall be applied for annual periods beginning on or after 1 October 2008. This interpretation clarifies the issues of (a) whether risk arises from (i) the foreign currency exposure to the functional currencies of the foreign operation and the parent entity, or from (ii) the foreign currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements; (b) which entity within the group can hold a hedging instrument in a hedge of a net investment in a foreign operation and (c) how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment.

HK(IFRIC)-Int 17 shall be applied for annual periods beginning on or after 1 July 2009. This interpretation provides guidance to the entities which distributes assets other than cash (i.e., non-cash assets to its owners acting in their capacity as owners) The interpretation requires entities to (a) recognize the dividend payable when the dividend is appropriately authorized and is no longer at the discretion of the entity; (b) measure the dividend payable at the fair value of the assets to be distributed and (c) recognize the difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable in the profit and loss when the entities settle the dividend payable.

HK(IFRIC)-Int 18 shall be applied for the transfer of assets from customers received on or after 1 July 2009. This interpretation requires that when an entity receives from a customer a transfer of an item of property, plant and equipment, it should recognize the asset only if it acquires a control of that asset, instead of by reference to the receipt of a right of ownership.

Improvements to HKFRSs sets out certain amendments to HKFRSs made in response to International Accounting Standards Board's annual improvement projects, which include certain changes that may result in accounting changes for presentation, recognition or measurement purposes. The key amendments are summarized as follows.

HKAS 1 "Presentation of Financial Statements" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39 are examples of current assets and liabilities, respectively.

HKAS 16 "Property, Plant and Equipment" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires entities which routinely sell items of property, plant and equipment that it has held for rental to others to (a) recognize the proceeds from the sale of such assets as revenue in accordance with HKAS 18 and (b) transfer the carrying amount of the asset to inventories when the asset ceases to be rental and becomes held for sale.

HKAS 19 "Employee Benefits" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that (a) a plan amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation; (b) plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation; and (c) the distinction between short-term and long-term employee benefits should be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

HKAS 23 "Borrowing Costs" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that interest expense should be calculated using the effective interest method defined in HKAS 39.

HKAS 27 "Consolidated and Separate Financial Statements" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that where an investment in a subsidiary that is accounted for under HKAS 39, is classified as held for sale under HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", HKAS 39 will continue to be applied.

HKAS 28 "Investment in Associates" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires an investment in associate to be treated as a single asset for the purpose of impairment testing and any impairment loss not to be allocated to any specific assets, including goodwill that forms part of the carrying amount of the investment in the associate. Accordingly, any reversal of that impairment loss is recognized in accordance with HKAS 36 to the extent that the recoverable amount of the investment subsequently increases. In addition, the amendment clarifies that where an investment in associate is accounted for in accordance with HKAS 39, only certain rather than all disclosure requirements in HKAS 28 need to be made in addition to disclosures required by HKAS 32 "Financial Instruments: Presentation" and HKFRS 7 "Financial Instruments: Disclosures".

HKAS 31 "Interests in Joint Ventures" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that where an investment in joint venture is accounted for in accordance with HKAS 39, only certain rather than all disclosure requirements in HKAS 31 need to be made in addition to disclosures required by HKAS 32 and HKFRS 7.

HKAS 36 "Impairment of Assets" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires disclosure equivalent to those for value-in-use calculation to be made when using discounted cash flow projections in determining fair value less costs to sell in assessing recoverable amounts.

HKAS 38 "Intangible Assets" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment (a) clarifies that an entity should recognize expenditure on goods and services received when it receives those goods or services in relation to advertising and promotional activities; and (b) removes the statement which is perceived as preventing an entity from using a method that results in a lower rate of amortization than the straight-line method.

HKAS 39 "Financial Instruments: Recognition and Measurement" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment (a) clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge; (b) removes the requirement for hedge accounting to be applied at segment level and (c) requires a revised effective interest rate to be used when remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting.

HKAS 40 "Investment Property" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires (a) property that is under construction or development for future use as investment property to be accounted for as investment property in accordance with HKAS 40 and (b) investment property under construction to be measured at cost until its fair value becomes reliably determinable or construction is complete (whichever is earlier).

HKAS 41 "Agriculture" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires (a) the use of market-based discount rate in measuring the fair value of a biological asset based on its present value of expected net cash flows and (b) requires the inclusion of the net cash flows that market participants would expect the asset to generate in its most relevant market in calculating fair value.

HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" Amendment shall be applied for annual periods beginning on or after 1 July 2009. The amendment requires an entity that is committed to a sale plan involving loss of control of a subsidiary to classify all assets and liabilities of that subsidiary as held for sale when the criteria set out in HKFRS 5 are met.

The Group has not early adopted the above new and revised HKFRSs for the year ended 31 December 2008. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of consolidated financial statements.

**(D) Summary of Principal Accounting Policies**

*(a) Basis of consolidation*

The Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2008. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity investments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders not held by the Group in the results and net assets of the Company's subsidiary companies. An acquisition of a minority interest is accounted for using the parent entity extension method whereby the difference between the consideration and the existing carrying amount of the share of the net assets acquired is recognized as goodwill.

For business combinations involving entities or businesses under common control (a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory), they are accounted for applying the principles of merger accounting which is consistent with Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA. The method requires the combined entity recognizing the assets, liabilities and equity of the combining entities or businesses at the carrying amounts (i.e., existing book values from the controlling parties' perspective) in the consolidated financial statements of the controlling party or parties prior to the common control combination. There is no recognition of any goodwill or excess of the acquirer's interest in the net fair value of the acquiree's identified assets, liabilities and contingent liabilities over the cost at the time of the common control combination to the extent of the controlling party's or parties' interests.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) *Cash and cash equivalents*

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) *Inventories*

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted average method or the moving average method, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated selling prices less estimates of costs to completion and selling expenses.

(d) *Property, plant and equipment*

Freehold land is stated at cost and is not depreciated. Other property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are set out in Note 12(A).

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency denominated liabilities used to acquire such assets. Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

(e) *Plantations*

Plantations, which primarily comprise oil palm and rubber plantations, are stated at fair value less estimated point-of- sale costs. Gains or losses arising on initial recognition of plantations at fair value less estimated point-of-sale costs and from the change in fair value less estimated point-of-sale costs of plantations at each reporting date are included in the profit and loss statement for the period in which they arise.

The fair value of the oil palm plantations is estimated by reference to independent professional valuations using the discounted cash flows of the underlying plantations. The expected cash flows from the whole life cycle of the oil palm plantations is determined using the market price of the estimated yield of the fresh fruit bunches (FFB), net of maintenance and harvesting costs, and any costs required to bring the oil palm plantations to maturity. The estimated yield of the oil palm plantations is dependent on the age of the oil palm trees, the location, soil type and infrastructure. The market price of the FFB is largely dependent on the prevailing market price of the crude palm oil (CPO) and palm kernel oil (PKO).

Oil palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining as mature.

Rubber tress have an average life that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature. Rubber plantations are considered mature when at least 70% of the trees per block are tapable and, the circumference of the trunk of the tree is 45 centimeters or more at the height of 160 centimeters from the ground.

(f) *Associated companies*

An associated company is an entity, not being a subsidiary company or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are accounted for by the equity method of accounting, less any impairment losses. The Group's investments in associated companies include goodwill (net of any accumulated impairment losses) identified on acquisition. The Group's share of its associated companies' post-acquisition profits and losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies. For the share of associated companies' post acquisition movements in reserves recognized in the Group's consolidated reserves, the Group will disclose them, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) *Joint ventures*

The Group recognized its interest in joint ventures using the equity method of accounting. Under the equity method of accounting, such interest is stated at cost plus post-acquisition changes in the Group's share in the net assets of the joint ventures, less any impairment losses. The profit and loss statement reflects the Group's share of the results of operation of the joint ventures from the date of incorporation of the joint ventures.

(h) *Intangible assets (other than goodwill)*

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The Group's concession assets represent the fair value of concessions of right granted by governments to charge users of public services provided. The concession assets are amortized using the straight-line method over the term of the concessions. The Group's brands represent the brands for its various milk-related products. The brands are amortized using the straight- line method over their estimated useful lives.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash- generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

*(i)* *Asset retirement obligations*

The net present value of legal obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

*(j)* *Income tax*

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

*(k)* *Provisions and contingent liabilities*

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

*(l)* *Impairment of assets*

An assessment is made at each balance sheet date as to whether there is any indication of impairment of assets including property, plant and equipment, certain investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of such an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

*(m)* *Accounting for acquisition and disposal*

(I) Results

The results of subsidiary or associated companies acquired or disposed of are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies and joint ventures, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

*(n)* *Foreign currencies*

(I) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Financial Statements are presented in the currency of US dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement (except for those which will be refunded or billed to customers through billings as approved by governments under service concession arrangements). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(IV) Cash flow statement

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into US dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries and jointly-controlled entities which arise throughout the year are translated into US dollars at average exchange rates of the year.

*(o) Turnover and revenue recognition*

Turnover represents the amounts received and receivable from the sale of goods and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

Construction revenue is recognized by reference to the stages of completion. Dividend income is recognized when the Group's right to receive payment has been established. Interest income is recognized as it accrues taking into account the principal amount outstanding and the effective interest rate.

(p) *Segmental information*

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. The Head Office and other items mainly comprise the Head Office's assets, borrowings and overheads.

(q) *Leases*

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(r) *Employee benefits*

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the share options at the date at which they are granted. Fair value is determined using an option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity- settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) Cash-settled transactions

The Group's associated companies grant share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

*(s)* *Borrowing costs*

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

*(t)* *Financial assets and financial liabilities*

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognizes a financial asset when the Group no longer controls the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using the trading date accounting, which means, the accounting based on the date that the Group commits to purchase or sell the asset.

Financial assets in the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available- for-sale financial assets, as appropriate. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories.

A financial asset or financial liability can be designated as a financial asset or financial liability at fair value through profit or loss only upon its initial recognition. The Group may use this designation only in the case of a contract containing one or more embedded derivatives (as described below) or when doing so results in more relevant information, because either

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

(ii) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel.

For a contract containing one or more embedded derivatives, the Group may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:

(i) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or

(ii) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits that holder to prepay the loan for approximately its amortized cost.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit or loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Amortized cost for held-to-maturity investments is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortization of discounts and premiums is taken directly to the consolidated profit and loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as "at fair value through profit or loss" at origination, are taken directly to the profit and loss statement. Changes in the fair value of available-for-sale financial assets are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.

(I) Assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the profit and loss statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the profit and loss statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(II) Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(III) Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the profit and loss statement, is transferred from equity to the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

*(u) Derivative instruments*

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction, which is the subject of the hedge, must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For the purpose of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

*(v) Dividends*

Final dividends proposed by the Directors are recognized as a liability when they have been approved by the shareholders and declared in an annual general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and bye– laws grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

*(w) Related parties*

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a joint venture in which the entity is a venturer;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

*(x) Non-current assets (or disposal groups) held for sale*

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

## 3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

### (A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

*(a) Classification of financial assets and financial liabilities*

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(D)(t).

*(b) Service concession arrangements*

In applying HK(IFRIC)-Int 12 for the service concession arrangements of Maynilad and Manila North Tollways Corporation (MNTC), the Group has made judgments that these arrangements qualify for the application of the intangible asset model. Details of the Group's accounting policy in respect of intangible assets (other than goodwill) are set out in Note 2(D)(h).

**(B) Estimation Uncertainty**

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

*(a) Estimating useful lives and residual values of property, plant and equipment*

The Group estimates the useful lives and residual values of its property, plant and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property, plant and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property, plant and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property, plant and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

*(b) Estimating useful lives of brands*

The Group estimates the useful lives of the brands for its various milk-related products. The estimated useful lives of the brands are reviewed annually and are updated if expectations differ from previous estimates due to changes in market situations or other limits. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group's brands would increase its recorded amortization expenses and decrease its other intangible assets.

*(c) Assets impairment*

Hong Kong GAAP requires that an impairment review should be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such assets may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which is subject to a periodic impairment test.

Determining the fair value of property, plant and equipment, plantations, and intangible assets (other than goodwill) at the date of acquisition of business, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property, plant and equipment associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

*(d)* *Deferred tax assets*

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

*(e)* *Financial assets and liabilities*

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

*(f)* *Estimating allowances for accounts receivable*

The Group estimates the allowance for accounts receivable based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provides. Firstly, the Group evaluates specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Secondly, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for accounts receivable would increase its recorded operating expenses and decrease its assets.

*(g)* *Estimating allowances for inventories*

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e., whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

*(h)* *Pension and other retirement benefits*

The determination of the Group's obligation and cost for defined benefits is performed by independent actuaries engaged by the Group and dependent on the selection of certain assumptions used by them in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that the actuaries' assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

*(i) Measurement of fair value of plantations*

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. The determination of such fair value less estimated point-of-sale costs is performed by independent valuers engaged by the Group. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

*(j) Equity-settled share option expense*

Hong Kong GAAP requires that the Group measures its share options at fair value at the date at which they are granted, which requires extensive use of accounting estimates. The determination of such fair value is performed by an independent valuer engaged by the Group. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of fair value determined at the date of which the options are granted would differ if the Group utilized different assumptions. Any changes in fair value of the share options determined at the date of which they are granted would affect directly the Group's profit and loss in subsequent periods when these fair values are recognized as expenses over the share options' vesting period.

## 4. TURNOVER AND SEGMENTAL INFORMATION

| *US$ millions* | **2008** | **2007** (Restated) |
|---|---|---|
| **Turnover** | | |
| Sale of goods | 3,896.9 | 2,980.1 |
| Rendering of services | 208.4 | 60.7 |
| **Total** | 4,105.3 | 3,040.8 |

**Segmental Information**

Segmental information, relating to the Group's business and geographical segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on pages 103 to 104.

**By Principal Business Activity – 2008**

| *US$ millions* | Telecom-munications | Consumer Food Products | Infrastructure | Natural Resources | Head Office | 2008 Total |
|---|---|---|---|---|---|---|
| **Profit and Loss** | | | | | | |
| Segment revenue – turnover | – | 3,992.5 | 112.8 | – | – | 4,105.3 |
| Segment results | – | 359.6 | 41.5 | – | (46.1) | 355.0 |
| Net borrowing costs | | | | | | (150.5) |
| Share of profits less losses of associated companies and joint ventures | 194.8 | 0.5 | (1.2) | (1.2) | – | 192.9 |
| Profit before taxation | | | | | | 397.4 |
| Taxation | | | | | | (61.4) |
| Profit for the year from continuing operations | | | | | | 336.0 |
| Profit for the year from a discontinued operation | | | | | | 0.6 |
| Profit for the year | | | | | | 336.6 |
| **Assets and Liabilities** | | | | | | |
| Segment assets | – | 3,951.2 | 1,933.7 | – | 14.5 | 5,899.4 |
| Associated companies and joint ventures | 1,043.8 | 15.4 | 48.0 | 95.1 | – | 1,202.3 |
| Unallocated assets | | | | | | 97.3 |
| Total assets | | | | | | 7,199.0 |
| Segment liabilities | – | 533.7 | 677.9 | – | 33.7 | 1,245.3 |
| Unallocated liabilities | | | | | | 3,578.5 |
| Total liabilities | | | | | | 4,823.8 |
| **Other Information** | | | | | | |
| Capital expenditure | – | 232.3 | 68.2 | – | – | 300.5 |
| Depreciation and amortization | – | 76.5 | 29.5 | – | 0.5 | 106.5 |
| Loss on changes in fair value of plantations | – | 97.7 | – | – | – | 97.7 |
| Foreign exchange and derivative losses, net | – | 73.6 | 3.3 | – | 6.3 | 83.2 |
| Impairment losses recognized | – | 5.6 | 1.9 | – | 36.4 | 43.9 |
| Other non-cash expenses | – | 7.1 | – | – | 18.0 | 25.1 |

**By Principal Geographical Market – 2008**

| *US$ millions* | The Philippines | Indonesia | Others | Head Office | 2008 Total |
|---|---|---|---|---|---|
| Segment revenue – turnover | 112.8 | 3,992.5 | – | – | 4,105.3 |
| Segment assets | 1,933.7 | 3,951.2 | – | 14.5 | 5,899.4 |
| Associated companies and joint ventures | 1,183.6 | 15.4 | 3.3 | – | 1,202.3 |
| Unallocated assets | | | | | 97.3 |
| Total assets | | | | | 7,199.0 |
| Capital expenditure | 68.2 | 232.3 | – | – | 300.5 |

**By Principal Business Activity – 2007**

| *US$ millions* | Telecom-munications | Consumer Food Products | Infrastructure | Natural Resources | Head Office | 2007 (Restated) Total |
|---|---|---|---|---|---|---|
| **Profit and Loss** | | | | | | |
| Segment revenue – turnover | – | 3,040.3 | 0.5 | – | – | 3,040.8 |
| Segment results | – | 410.8 | 38.3 | – | 202.8 | 651.9 |
| Net borrowing costs | | | | | | (137.1) |
| Share of profits less losses of associated companies and joint ventures | 209.2 | (0.3) | 30.8 | – | – | 239.7 |
| Profit before taxation | | | | | | 754.5 |
| Taxation | | | | | | (94.0) |
| Profit for the year from continuing operations | | | | | | 660.5 |
| Profit for the year from a discontinued operation | | | | | | 5.1 |
| Profit for the year | | | | | | 665.6 |
| **Assets and Liabilities** | | | | | | |
| Segment assets | – | 3,495.5 | 150.4 | – | 195.4 | 3,841.3 |
| Associated companies and joint ventures | 1,078.9 | 2.3 | 223.5 | – | – | 1,304.7 |
| Unallocated assets | | | | | | 75.1 |
| Total assets | | | | | | 5,221.1 |
| Segment liabilities | – | 532.2 | 83.1 | – | 74.5 | 689.8 |
| Unallocated liabilities | | | | | | 2,408.3 |
| Total liabilities | | | | | | 3,098.1 |
| **Other Information** | | | | | | |
| Capital expenditure | – | 104.5 | 1.6 | – | 0.2 | 106.3 |
| Depreciation and amortization | – | 63.4 | 0.7 | – | 0.4 | 64.5 |
| Impairment losses recognized | – | 35.8 | 2.9 | – | – | 38.7 |
| Other non-cash expenses | – | 2.8 | – | – | 12.3 | 15.1 |

**By Principal Geographical Market – 2007**

| *US$ millions* | The Philippines | Indonesia | Others | Head Office | 2007 (Restated) Total |
|---|---|---|---|---|---|
| Segment revenue – turnover | 0.5 | 3,040.3 | – | – | 3,040.8 |
| Segment assets | 150.4 | 3,495.5 | – | 195.4 | 3,841.3 |
| Associated companies and joint ventures | 1,296.7 | 2.3 | 5.7 | – | 1,304.7 |
| Unallocated assets | | | | | 75.1 |
| Total assets | | | | | 5,221.1 |
| Capital expenditure | 1.6 | 104.5 | – | 0.2 | 106.3 |

## 5. NET BORROWING COSTS

| *US$ millions* | 2008 | 2007 (Restated) |
|---|---|---|
| Bank loans and other loans | | |
| – Wholly repayable within five years | 163.6 | 159.7 |
| – Not wholly repayable within five years | 21.7 | 8.1 |
| **Total Borrowing Costs** | 185.3 | 167.8 |
| Less interest income | (34.8) | (30.7) |
| **Net Borrowing Costs** | 150.5 | 137.1 |

No borrowing costs were capitalized by the Group during the year (2007: Nil).

## 6. PROFIT BEFORE TAXATION

| *US$ millions* | *Notes* | 2008 | 2007 |
|---|---|---|---|
| **Profit Before Taxation is Stated after (Charging)/Crediting**[(i)] | | | |
| Cost of inventories sold | | (2,470.1) | (1,886.8) |
| Employees' remuneration | 36(A) | (347.3) | (280.7) |
| (Loss)/gain on changes in fair value of plantations | 13 | (97.7) | 22.0 |
| Cost of services rendered | | (96.7) | (28.0) |
| Foreign exchange and derivative (losses)/gains, net | 9 | (83.2) | 20.0 |
| Depreciation | 12 | (79.2) | (64.5) |
| Impairment losses | | | |
| – Associated companies and joint ventures[(ii)] | | (36.4) | (2.9) |
| – Accounts receivable[(iii)] | 18(C) | (7.0) | (2.5) |
| – Goodwill[(ii)] | 16 | (0.5) | (16.7) |
| – Other non-current assets[(ii)] | | – | (12.4) |
| – Property, plant and equipment[(ii)] | 12 | – | (4.2) |
| Amortization of other intangible assets | 17 | (27.3) | – |
| Operating lease rentals | | | |
| – Land and buildings | | (8.6) | (10.1) |
| – Hire of plant and equipment | | (3.6) | (0.4) |
| Recognition of prepaid land premiums | 19 | (7.1) | (2.8) |
| Auditors' remuneration | | | |
| – Audit services | | (2.1) | (1.9) |
| – Other services | | (0.6) | (0.6) |
| Gain on dilution of interest in subsidiary companies | | 18.9 | 149.6 |
| Gain on divestment and dilution of interest in an associated company | | 9.8 | 206.5 |
| Realized gain on sale of available-for-sale assets | | 0.6 | 25.0 |
| Gain on sale of property, plant and equipment | | 0.6 | 0.2 |
| Dividend income from available-for-sale assets | | 0.5 | – |
| Dividend income from financial assets at fair value through profit or loss | | – | 2.9 |

(i) Includes amounts (charged)/credited in respect of a discontinued operation
(ii) Included in other operating (expenses)/income, net
(iii) Included in distribution costs

## 7. TAXATION

No Hong Kong profits tax (2007: Nil) has been provided as the Group had no estimated assessable profits (2007: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

| *US$ millions* | 2008 | 2007 (Restated) |
|---|---|---|
| **Subsidiary Companies – Overseas** | | |
| Current taxation *(Note 28)* | 121.6 | 96.5 |
| Deferred taxation *(Note 21)* | (60.2) | (2.5) |
| **Total** | 61.4 | 94.0 |

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$93.7 million (2007: US$107.9 million) and which is analyzed as follows.

| *US$ millions* | 2008 | 2007 |
|---|---|---|
| **Associated Companies and Joint Ventures – Overseas** | | |
| Current taxation | 94.9 | 60.4 |
| Deferred taxation | (1.2) | 47.5 |
| **Total** | 93.7 | 107.9 |

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

| | 2008 | | 2007 (Restated) | |
|---|---|---|---|---|
| *US$ millions* | | % | | % |
| **Profit Before Taxation** | 397.4 | | 754.5 | |
| Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned | 140.6 | 35.4 | 261.4 | 34.6 |
| Tax effect of: | | | | |
| – Non-deductible expenses | 6.0 | 1.5 | 16.3 | 2.2 |
| – Income not subject to tax | (32.5) | (8.2) | (109.6) | (14.5) |
| – Share of profits less losses of associated companies and joint ventures | (32.8) | (8.3) | (92.7) | (12.2) |
| – Others | (19.9) | (4.9) | 18.6 | 2.4 |
| **Taxation** | 61.4 | 15.5 | 94.0 | 12.5 |

## 8. A DISCONTINUED OPERATION

Following a strategic review of MPIC's businesses and its focus on core infrastructure, MPIC's directors decided in late 2008 to divest approximately 21.0% of its interest in the property business, Landco Pacific Corporation (Landco), thereby reducing MPIC's interest in Landco from 51.0% to approximately 30.0%. The divestment of interest in Landco is expected to be completed in 2009. As at 31 December 2008, Landco was classified as a disposal group held for sale.

(A) The results of Landco for the year are presented as follows.

| *US$ millions* | 2008 | 2007 |
|---|---|---|
| Turnover | 27.7 | 34.2 |
| Cost of sales and operating expense | (29.4) | (31.4) |
| Net interest income | 2.8 | 4.1 |
| Share of profits less losses of associated companies and joint ventures | 0.2 | (0.1) |
| Profit before taxation | 1.3 | 6.8 |
| Taxation | (0.7) | (1.7) |
| **Profit for the Year from a Discontinued Operation** | 0.6 | 5.1 |

(B) The major classes of assets, liabilities and reserve of Landco classified as held for sale as at 31 December 2008 are as follows:

| *US$ millions* | 2008 |
|---|---|
| **Assets** | |
| Property, plant and equipment *(Note 12)* | 2.8 |
| Associated companies and joint ventures | 3.9 |
| Deferred tax assets *(Note 21)* | 9.3 |
| Accounts receivable, other receivables and prepayment (Current) | 56.1 |
| Inventories | 51.0 |
| Other assets | 5.2 |
| Assets classified as held for sale | 128.3 |
| **Liabilities** | |
| Accounts payable, other payables and accruals | (68.9) |
| Short-term borrowings | (16.5) |
| Long-term borrowings | (15.7) |
| Deferred tax liabilities *(Note 21)* | (5.0) |
| Liabilities directly associated with the assets classified as held for sale | (106.1) |
| **Net Assets Directly Associated with the Disposal Group** | 22.2 |

| *US$ millions* | 2008 |
|---|---|
| **Reserves** | |
| Unrealized gains on available-for-sale assets of the disposal group | 0.1 |

(C) The net cash flows of Landco are as follows:

| *US$ millions* | 2008 | 2007 |
|---|---|---|
| Operating activities | (21.3) | (2.6) |
| Investing activities | 1.0 | (7.9) |
| Financing activities | 21.1 | 8.6 |
| **Net Cash Inflow/(Outflow)** | 0.8 | (1.9) |

## 9. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The profit attributable to equity holders of the parent includes US$46.9 million of net foreign exchange and derivative losses (2007: gains of US$25.0 million (Restated)), which comprise a loss of US$43.0 million (2007: US$2.7 million) on the changes in the fair values of derivatives and foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and a loss of US$3.9 million (2007: a gain of US$27.7 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss and US$24.5 million (2007: US$286.6 million) of net non-recurring gains.

**Analysis of Foreign Exchange and Derivative (Losses)/Gains**

| *US$ millions* | 2008 | 2007 (Restated) |
|---|---|---|
| Foreign exchange and derivative (losses)/gains | | |
| – Subsidiary companies *(Note 6)* | (83.2) | 20.0 |
| – Associated companies and joint ventures | (17.7) | 14.3 |
| Subtotal | (100.9) | 34.3 |
| Attributable to taxation and minority interest | 54.0 | (9.3) |
| **Total** | (46.9) | 25.0 |

The non-recurring gains of US$24.5 million for 2008 mainly include (i) a gain on dilution of the Group's interest in Indofood of US$18.9 million (ii) a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million (iii) MPIC's gains arising from increase in interests in Maynilad and MDI totaling US$13.4 million (iv) a gain of US$10.5 million from a reduction in Indofood's deferred tax liabilities due to reduction in future tax rates and (v) MPIC's gain on sale of assets of US$3.9 million, partly offset by a Group's impairment provision of US$36.4 million in respect of its investment in Philex. The non-recurring gains of US$286.6 million for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million.

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2008 is a profit of US$51.2 million (2007: US$112.0 million) attributable to the Company.

## 10. ORDINARY SHARE DIVIDENDS

| | U.S. cent per ordinary share | | US$ millions | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Interim | 0.38 | 0.26 | 12.3 | 8.2 |
| Proposed special | – | 0.38 | – | 12.3 |
| Proposed final | 0.77 | 0.64 | 24.7 | 20.6 |
| **Total** | 1.15 | 1.28 | 37.0 | 41.1 |

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

## 11. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share is based on the profit for the year attributable to equity holders of the parent of US$200.8 million (2007: US$504.8 million (Restated)), and the weighted average number of 3,223.5 million (2007: 3,211.4 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to equity holders of the parent of US$200.8 million (2007: US$504.8 million (Restated)) reduced by the dilutive impact of (a) US$6.1 million (2007: US$4.2 million) in respect of the convertible notes issued by DMWC and (b) US$0.3 million (2007: US$0.1 million) in respect of the exercise of share options issued by its associated companies and (ii) a share base equal to the aggregate of the weighted average number of 3,223.5 million (2007: 3,211.4 million) ordinary shares in issue during the year (as used in the basic earnings per share calculation) and the weighted average of 54.1 million (2007: 62.1 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

The impact upon full conversion of the Head Office's Exchangeable Notes and MPIC's convertible notes has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the year would actually increase the earnings per share.

## 12. PROPERTY, PLANT AND EQUIPMENT

| *US$ millions* | Land and buildings | Machinery, equipment and vessels | Consolidated |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2008 | 316.2 | 934.2 | 1,250.4 |
| Exchange translation | (46.3) | (152.4) | (198.7) |
| Additions | 9.0 | 151.0 | 160.0 |
| Acquisition of subsidiary companies *(Note 34(A))* | 30.2 | 62.5 | 92.7 |
| Disposals | (14.1) | (16.7) | (30.8) |
| Reclassification *(Note 8(B))*[(i)] | (5.2) | (2.1) | (7.3) |
| **At 31 December 2008** | 289.8 | 976.5 | 1,266.3 |
| **Accumulated Depreciation and Impairment** | | | |
| At 1 January 2008 | 86.5 | 379.8 | 466.3 |
| Exchange translation | (13.3) | (59.2) | (72.5) |
| Charge for the year *(Note 6)* | 14.7 | 64.5 | 79.2 |
| Disposals | (1.9) | (8.7) | (10.6) |
| Reclassification *(Note 8(B))*[(i)] | (1.3) | (3.2) | (4.5) |
| **At 31 December 2008** | 84.7 | 373.2 | 457.9 |
| **Net Book Amount at 31 December 2008** | 205.1 | 603.3 | 808.4 |

(i) To assets of a disposal group classified as held for sale

| *US$ millions* | Land and buildings | Machinery, equipment and vessels | Consolidated |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2007 | 280.1 | 853.0 | 1,133.1 |
| Exchange translation | (15.0) | (38.1) | (53.1) |
| Additions | 29.1 | 40.4 | 69.5 |
| Acquisition of subsidiary companies *(Note 34(A))* | 23.7 | 85.0 | 108.7 |
| Disposals | (1.7) | (6.1) | (7.8) |
| **At 31 December 2007** | 316.2 | 934.2 | 1,250.4 |
| **Accumulated Depreciation and Impairment** | | | |
| At 1 January 2007 | 76.5 | 339.8 | 416.3 |
| Exchange translation | (3.3) | (15.2) | (18.5) |
| Charge for the year *(Note 6)* | 13.3 | 51.2 | 64.5 |
| Impairment *(Note 6)* | – | 4.2 | 4.2 |
| Disposals | – | (0.2) | (0.2) |
| **At 31 December 2007** | 86.5 | 379.8 | 466.3 |
| **Net Book Amount at 31 December 2007** | 229.7 | 554.4 | 784.1 |

(A) The principal annual rates of depreciation:

| | |
|---|---|
| Freehold land | Nil |
| Freehold buildings | 2.5% to 20.0% |
| Leasehold buildings | Lesser of period of lease, or 2.5% to 20.0% |
| Machinery, equipment and vessels | 2.5% to 50.0% |

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property, plant and equipment with a net book amount of US$183.4 million (2007: US$81.8 million) was pledged as security for certain of the Group's banking facilities (Note 27(E)).

## 13. PLANTATIONS

| | Consolidated | |
|---|---|---|
| *US$ millions* | **2008** | **2007** |
| At 1 January | 881.5 | 275.0 |
| Exchange translation | (121.6) | (29.3) |
| Additions | 76.7 | 36.8 |
| Acquisition of subsidiary companies *(Note 34(A))* | 5.6 | 577.0 |
| (Loss)/gain on changes in fair value less estimated point-of-sale costs, net *(Note 6)* | (97.7) | 22.0 |
| **At 31 December** | 744.5 | 881.5 |

Physical measurement of oil palm, rubber and other plantations at 31 December is as follows.

| | Consolidated | |
|---|---|---|
| *Hectares* | **2008** | **2007** |
| Oil palm | | |
| – Mature plantations | 124,169 | 118,029 |
| – Immature plantations | 58,944 | 43,427 |
| Rubber | | |
| – Mature plantations | 17,873 | 18,956 |
| – Immature plantations | 4,537 | 3,048 |
| Sugar cane, cocoa, tea and others | | |
| – Mature plantations | 7,044 | 2,800 |
| – Immature plantations | 761 | 722 |
| **Total** | 213,328 | 186,982 |

(A) The Group's plantations mainly represent palm trees and rubber trees owned by Indofood. The palm trees are planted for the production of FFB, which are used in the production of CPO and PKO. The rubber trees are planted for the production of cup lump. The fair values of oil palm plantations are determined by an independent valuer using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market. The fair values of rubber plantations are determined using the discounted future cash flows of the underlying plantations. The expected future cash flows of the rubber plantations are determined using the forecast market price of cup lump which is based on the projected selling price of Rubber Smoke Sheet 1 (RSS1). Significant assumptions made in determining the fair value of the plantations are:

(a) No new planting/re-planting activities are assumed.

(b) The palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining years as mature. The rubber trees have an average life of that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature.

(c) The yield per hectare of palm trees is based on guidelines from the Indonesian Oil Palm Research Institute which varies with the average age of palm trees. The yield per hectare of rubber trees is based on estimation made by Indofood's agronomists and reviewed by an independent valuer.

(d) The discount rates of 19.3% (2007: 18.1%) and 18.2% (2007: 17.7%), which represent the respective asset specific rates for Indofood's palm trees and rubber trees plantation operations, were applied in the discounted cash flow calculations.

(e) The projected selling price of CPO over the projection period is based on the consensus of reputable independent forecasting service firms for the short term and on the studies on historical actual CPO price for the last 20 years for the remaining projected period. The projected selling price of RSS1 over the projected period is based on the reference issued by the World Bank and historical selling prices of the Group.

(B) During 2008, Indofood's palm trees produced 2.5 million tons (2007: 1.5 million tons) of FFB and rubber trees produced 28.1 thousand tons (2007: 7.9 thousand tons) of rubber. The fair values of FFB and rubber harvested during 2008, determined at the point of harvest, amounted to US$342.4 million (2007: US$206.6 million) and US$54.4 million (2007: US$8.3 million), respectively.

(C) Plantations with a net book amount of US$421.5 million (2007: US$546.2 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

## 14. SUBSIDIARY COMPANIES

| *US$ millions* | Company 2008 | 2007 |
|---|---|---|
| Unlisted shares at cost | 1,176.6 | 1,176.6 |
| Less provision for impairment loss | (180.4) | (270.4) |
| **Total** | 996.2 | 906.2 |

The Company's listed subsidiary companies are held through the intermediate holding companies.

(A) The amounts due from subsidiary companies are unsecured, interest-bearing at a range of 0% to 7.3 % per annum (2007: 0% to 8.3% per annum) and repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to their fair value.

(B) The amounts due to subsidiary companies are unsecured, interest-bearing at a range of 0% to 6.8% per annum (2007:0% to 5.0% per annum) and repayable within one year. The carrying value of the Company's amounts due to subsidiary companies approximates to their fair value.

(C) The loans from subsidiary companies are unsecured, interest-bearing at a range of 2.9% to 7.1% per annum (2007: 0% to 7.1% per annum) and not repayable within one year. The carrying value of the Company's loans from subsidiary companies approximates to their fair value.

(D) Details of the principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 103 to 104.

## 15. ASSOCIATED COMPANIES AND JOINT VENTURES

| | Associated Companies | | Joint Ventures | | Consolidated | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| *US$ millions* | | | | (Restated) | | (Restated) |
| Shares, at cost | | | | | | |
| – Listed | 1,983.0 | 1,785.9 | – | – | 1,983.0 | 1,785.9 |
| – Unlisted | 102.5 | 56.9 | 2.7 | 63.4 | 105.2 | 120.3 |
| Share of post-acquisition reserves *(Note 31)* | (884.8) | (750.1) | (1.1) | 46.4 | (885.9) | (703.7) |
| Loans (from)/to associated companies and a joint venture | – | (2.1) | – | 104.3 | – | 102.2 |
| **Total** | 1,200.7 | 1,090.6 | 1.6 | 214.1 | 1,202.3 | 1,304.7 |

(A) At 31 December 2008, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2008, the market valuation of listed investments was US$2,281.6 million (2007: US$3,815.9 million) and the net dividends received during 2008 amounted to US$211.9 million (2007: US$155.0 million).

(C) Details of the Group's principal associated companies, PLDT and Philex, which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 103 to 104.

(D) PLDT was incorporated under the laws of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending in 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunication service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(E) Philex was incorporated under the laws of the Philippines in 1995 to engage in mining activities. Philex primarily engaged in large-scale exploration, development and utilization of mineral resources. Philex has operated for the past 50 years at the deposit at Padcal, Tuba Benguet Province, Island of Luzons producing gold, copper and silver as its principal products.

(F) At 31 December 2008, the Group has made an impairment provision of US$36.4 million (2007: Nil) for its investment in Philex. The impairment provision was determined by an independent valuer, ATR Kim-Eng Capital Partners, Inc. after making reference to the fair values and recoverable amounts of Philex's Padcal and Boyongan mines based on Philex's financial projections and discounted cash flow models, applying a discount rate of 12.0%.

(G) Additional financial information in respect of the Group's principal associated companies, PLDT and Philex, as prepared under Hong Kong GAAP, is set out below.

| | PLDT | | Philex[i] |
|---|---|---|---|
| *US$ millions* | **2008** | **2007** | **2008** |
| **Operating Results** | | | |
| Turnover | 3,295.3 | 3,088.3 | 2.1 |
| Profit/(loss) before taxation | 2,121.2 | 1,724.4 | (3.6) |
| Profit/(loss) after taxation | 1,564.5 | 1,459.1 | (4.1) |
| **Profit (Loss) for the Year/Period** | 720.9 | 832.6 | (2.7) |
| **Net Assets** | | | |
| Current assets | 1,389.6 | 1,192.1 | 260.6 |
| Non-current assets | 3,931.7 | 4,613.7 | 360.2 |
| **Total Assets** | 5,321.3 | 5,805.8 | 620.8 |
| Current liabilities | (1,377.4) | (1,165.6) | (123.7) |
| Non-current liabilities and provisions | (1,805.6) | (2,004.3) | (100.7) |
| **Total Liabilities** | (3,183.0) | (3,169.9) | (224.4) |
| Minority interest | (30.2) | (33.9) | (31.8) |
| **Net Assets at 31 December** | 2,108.1 | 2,602.0 | 364.6 |

(i) Information in respect of Philex only relates to 28 November 2008 (date of the Group's investment in Philex) and after.

(H) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc., an associated company, because the share of losses of this associated company fully eroded the Group's investment. The amounts of the Group's unrecognized share of losses of this associated company for the current year and cumulatively were US$0.6 million (2007: US$0.1 million) and US$8.7 million (2007: US$8.6 million), respectively.

## 16. GOODWILL

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| At 1 January | 347.2 | 34.8 |
| Exchange translation | (25.2) | (9.6) |
| Acquisition of subsidiary companies *(Note 34(A))* | 354.1 | 335.1 |
| Increased investment in a subsidiary company | – | 3.6 |
| Impairment *(Note 6)* | (0.5) | (16.7) |
| **Net Book Amount at 31 December** | 675.6 | 347.2 |

(A) Goodwill is allocated to the Group's cash-generating units identified according to the business and geographical segments. The goodwill amount at 31 December 2008 relates to (a) Indofood's businesses (principally plantations and dairy) which contribute to the Group's consumer food products business segment located in Indonesia and (b) MPIC's businesses (water and toll road) which contribute to the Group's infrastructure business segment located in the Philippines. The goodwill amount at 31 December 2007 solely relates to Indofood's businesses (principally plantations).

(B) In assessing the impairment for goodwill, the Group compares the carrying amount of the underlying assets against their recoverable amounts (calculated as the higher of the assets' fair value less costs to sell and their value in use). The recoverable amounts of Indofood's and MPIC's businesses have been determined based on fair value less costs to sell or value in use calculations using cash flow projections covering periods from 4 years up to 10 years (for the plantation companies) for Indofood's businesses and 14 years for MPIC's water business. The discount rates applied to cash flow projections range from 15.7% to 20.6% (2007: 12.8% to 23.7%) for Indofood's businesses and 9.2% for MPIC's water business, which reflect specific risks relating to the relevant businesses.

In the assessment of the recoverable amount of Indofood's plantation businesses, the projected price of the CPO is based on the consensus of reputable forecast service firms for the short-term period and the World Bank forecast for the remaining projection period, while the projected sugar price is determined based on the average retail sales of sugar price in Indonesia for the past five years. The cash flows beyond the projected periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of Indofood's dairy businesses, their value in use were calculated based on their cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period. The cash flows beyond the projected periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of MPIC's water business, its value in use was calculated based on its cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period.

Changes to the above assumptions used by the management to determine the recoverable values can have significant impact on the results of the assessment. Management is of the opinion that no reasonably possible change in any of the key assumptions stated above would cause the carrying amount of the goodwill for each of the cash generating units to materially exceed their recoverable values.

Goodwill arising from MPIC's acquisition of First Philippine Infrastructure, Inc. (FPII) is still provisional and, therefore, has yet to be allocated to its particular cash generating unit. Impairment testing will commence in the period when the accounting of the acquisition is finalized, which should not be more than 12 months from the date of acquisition. Notwithstanding this, management believes that based on the financial budgets and forecasts of the toll road operations, there is no impairment of goodwill arising from the acquisition of FPII in 2008.

## 17. OTHER INTANGIBLE ASSETS

| *US$ millions* | **Concession assets** | **Brands** | **Consolidated** |
|---|---|---|---|
| **Cost** | | | |
| At 1 January 2008 | – | – | – |
| Acquisition of subsidiary companies *(Note 34(A))* | 1,199.0 | 346.0 | 1,545.0 |
| Exchange translation | (44.7) | – | (44.7) |
| Additions | 63.8 | – | 63.8 |
| **At 31 December 2008** | 1,218.1 | 346.0 | 1,564.1 |
| **Accumulated Amortization** | | | |
| At 1 January 2008 | – | – | – |
| Charge for the year *(Note 6)* | 27.3 | – | 27.3 |
| Exchange translation | (1.7) | – | (1.7) |
| **At 31 December 2008** | 25.6 | – | 25.6 |
| **Net Book Amount at 31 December 2008** | 1,192.5 | 346.0 | 1,538.5 |

(A) Concession assets represent the concessions held by (a) Maynilad for its exclusive right granted by MWSS on behalf of the Philippine government to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila and (b) MNTC for its rights, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) – Phases 1, 2 and 3 during their respective concession periods.

In February 1997, Maynilad entered into a concession agreement with MWSS, with respect to the MWSS West Service Area. Under the concession agreement, MWSS grants Maynilad, the sole right to manage, operate, repair, decommission and refurbish all fixed and movable assets required to provide water and sewerage services in the West Service Area for 25 years ending in 2022. The legal title to all property, plant and equipment contributed to the existing MWSS system by Maynilad during the concession period remains with the Maynilad until the expiration date at which time, all rights, titles and interests in such assets will automatically vest to MWSS. Under the concession agreement, Maynilad is entitled to the rate adjustments of (a) annual standard rate adjustment to compensate for increases in the consumer price index subject to rate adjustment limit; (b) extraordinary price adjustment to account for the financial consequences of the occurrence of certain unforeseen events subject to grounds stipulated in the concession agreement; and (c) rate rebasing mechanism allows rates to be adjusted every five years to enable Maynilad to recover expenditures efficiently and prudently incurred, Philippine business taxes and payments corresponding to debt service on concession fees and Maynilad loans incurred to finance such expenditures.

In August 1995, First Philippine Infrastructure Development Corporation (FPIDC), the parent company of MNTC, entered into a joint venture agreement with Philippine National Construction Corporation (PNCC), in which PNCC assigned its rights, interests and privileges under its franchise to construct, operate and maintain toll facilities in the NLEX and its extensions, stretches, linkages and diversions in favour of MNTC, including the design, funding, construction, rehabilitation, refurbishing and modernization and selection and installation of an appropriate toll collection system therein during the concession period subject to prior approval by the President of the Philippines. In April 1998, the Philippine government, acting by and through the Toll Regulatory Board as the grantor, PNCC as the franchisee and MNTC as the concessionaire executed a Supplemental Toll Operation Agreement (STOA) whereby the Philippine government recognized and accepted the assignment by PNCC of its usufructuary rights, interests and privileges under its franchise in favor of MNTC as approved by the President of the Philippines and granted MNTC concession rights, obligations and privileges including the authority to finance, design, construct, operate and maintain the NLEX project roads as toll roads commencing upon the date the STOA comes into effect until 31 December 2030 or 30 years after the issuance of the Toll Operation Permit for the last completed phase, whichever is earlier. In October 2008, the concession agreement was extended for another seven years to 2037. Pursuant to the STOA, MNTC is required to pay franchise fees to PNCC and to pay for the government's project overhead expenses based on certain percentages of construction costs and maintenance works on the project roads. Upon expiry of the concession period, MNTC shall hand-over the project roads to the Philippine government without cost, free from any and all liens and encumbrances and fully operational and in good working condition, including any and all existing land required, works, toll road facilities and equipment found therein directly related to and in connection with the operation of the toll road facilities.

(B) Brands represent the brands held by PT Indolakto (Indolakto) for its various milk-related products.

(C) All of the Group's concession assets and brands were acquired by the Group as part of a business combination.

(D) The useful lives for amortization:

| | |
|---|---|
| Concession assets | Remaining concession life after being acquired, 15 – 29 years |
| Brands | 20 years |

## 18. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

| | Consolidated | |
|---|---|---|
| *US$ millions* | **2008** | **2007** |
| Trade receivables | 258.1 | 263.3 |
| Other receivables | 120.6 | 100.8 |
| Prepayments | 59.8 | 28.4 |
| **Total** | 438.5 | 392.5 |
| **Presented As:** | | |
| **Non-current Portion** | 3.0 | 37.0 |
| **Current Portion** | 435.5 | 355.5 |
| **Total** | 438.5 | 392.5 |

(A) The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of the non-current portion of accounts receivable, other receivables and prepayments is US$3.4 million (2007: US$42.0 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 10.5% (2007: 9.9%). The weighted average effective interest rate of the non-current portion of accounts receivable, other receivables and prepayments is 11.7% (2007: 12.2%).

(B) The ageing profile of trade receivables is analyzed as below.

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| 0 to 30 days | 204.3 | 218.6 |
| 31 to 60 days | 12.0 | 4.8 |
| 61 to 90 days | 6.7 | 5.5 |
| Over 90 days | 35.1 | 34.4 |
| **Total** | 258.1 | 263.3 |

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| Neither past due nor impaired | 234.5 | 225.2 |
| Past due but not impaired | | |
| – 0 to 30 days past due | 9.4 | 6.0 |
| – 31 to 60 days past due | 6.2 | 5.5 |
| – 61 to 90 days past due | 7.1 | 13.8 |
| – Over 90 days past due | 0.9 | 12.8 |
| **Total** | 258.1 | 263.3 |

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

(C) At 31 December 2008, trade receivables of US$24.8 million (2007: US$4.1 million) were collectively impaired and fully provided for. Movements in the provision for impairment of trade receivables were as follows.

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| At 1 January | (4.1) | (1.8) |
| Exchange translation | 0.6 | 0.2 |
| Charge for the year *(Note 6)* | (7.0) | (2.5) |
| **At 31 December** | (10.5) | (4.1) |

(D) As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

(E) Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days of credit to its water service customers, (b) collects toll fees through Tollway Management Corporation (TMC) (an associated company of MNTC's parent company) by the users' prepaid and reloadable electronic toll collection devices and credit card payment arrangements.

(F) Accounts receivable with a net book amount of US$20.9 million (2007: US$16.6 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

## 19. PREPAID LAND PREMIUMS

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| At 1 January | 151.4 | 48.4 |
| Exchange translation | (15.8) | (4.1) |
| Acquisition of subsidiary companies *(Note 34(A))* | 29.7 | 112.9 |
| Additions | – | 2.3 |
| Recognition during the year *(Note 6)* | (7.1) | (2.8) |
| **Total Prepaid Land Premiums** | 158.2 | 156.7 |
| Current portion included in accounts receivable, other receivables and prepayments | (5.0) | (5.3) |
| **At 31 December** | 153.2 | 151.4 |

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| **Overseas, Held On:** | | |
| Leases of between 10 and 50 years | 151.0 | 153.4 |
| Leases of less than 10 years | 7.2 | 3.3 |
| **Total** | 158.2 | 156.7 |

## 20. AVAILABLE-FOR-SALE ASSETS

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| Listed investments, at fair value: | | |
| – Equity investments – Overseas | 23.8 | 24.4 |
| – Debentures with a fixed interest rate of 14.0% (2007: 14.0%) and a maturity date of 1 October 2014 (2007: 1 October 2014) – Overseas | 0.3 | 0.4 |
| Unlisted investment, at cost less impairment provisions: | | |
| – Equity investment – Overseas | 32.8 | 3.0 |
| Unlisted investment, at fair value: | | |
| – Club debentures – Hong Kong | 1.7 | 2.3 |
| **Total** | 58.6 | 30.1 |
| **Presented As:** | | |
| **Non-Current Portion** | 1.7 | 6.0 |
| **Current Portion** | 56.9 | 24.1 |
| **Total** | 58.6 | 30.1 |

The fair values of the listed equity investments and debentures are based on quoted market prices. The fair value of the unlisted investment in club debentures has been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of the available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

## 21. DEFERRED TAX

The movements in deferred tax assets during the year are as follows.

| *US$ millions* | Tax loss carry forward | Allowance for doubtful accounts | Liabilities for employee retirement benefits | Others | Consolidated |
|---|---|---|---|---|---|
| **Deferred Tax Assets** | | | | | |
| At 1 January 2008 | 7.6 | 1.3 | 22.3 | 13.8 | 45.0 |
| Exchange translation | (1.4) | (0.2) | (2.3) | (2.2) | (6.1) |
| Acquisition of subsidiary companies *(Note 34(A))* | – | – | 4.7 | 13.3 | 18.0 |
| Credit/(charge) to the profit and loss statement *(Note 7)* | 3.0 | 0.9 | (7.7) | (10.5) | (14.3) |
| Transfer from provision for taxation *(Note 28)* | – | – | – | 5.4 | 5.4 |
| Reclassification *(Note 8(B))*[(i)] | – | – | – | (9.3) | (9.3) |
| **At 31 December 2008** | 9.2 | 2.0 | 17.0 | 10.5 | 38.7 |

(i) To assets of a disposal group classified as held for sale

| *US$ millions* | Tax loss carry forward | Allowance for doubtful accounts | Liabilities for employee retirement benefits | Others | Consolidated |
|---|---|---|---|---|---|
| **Deferred Tax Assets** | | | | | |
| At 1 January 2007 | 2.4 | 0.4 | 4.9 | 12.6 | 20.3 |
| Exchange translation | (0.1) | – | (0.7) | 0.5 | (0.3) |
| Acquisition of subsidiary companies *(Note 34(A))* | – | – | 5.3 | 0.1 | 5.4 |
| Credit/(charge) to the profit and loss statement *(Note 7)* | 5.3 | 0.9 | 12.8 | (1.4) | 17.6 |
| Transfer from provision for taxation *(Note 28)* | – | – | – | 2.0 | 2.0 |
| At 31 December 2007 | 7.6 | 1.3 | 22.3 | 13.8 | 45.0 |

The movements in deferred tax liabilities during the year are as follows.

| *US$ millions* | Allowance in excess of related depreciation of property, plant and equipment | Brands | Change in fair value of plantations | Withholding tax on undistributed earnings of subsidiary and associated companies | Others | Consolidated |
|---|---|---|---|---|---|---|
| **Deferred Tax Liabilities** | | | | | | |
| At 1 January 2008 | (184.3) | – | (103.1) | (22.0) | (1.4) | (310.8) |
| Exchange translation | 21.8 | – | 11.6 | 2.1 | 14.9 | 50.4 |
| Acquisition of subsidiary companies *(Note 34(A))* | (11.7) | (86.5) | – | – | (79.0) | (177.2) |
| Credit/(charge) to the profit and loss statement *(Note 7)* | 18.3 | – | 24.5 | (2.4) | 33.4 | 73.8 |
| Transfer from provision for taxation *(Note 28)* | – | – | – | – | (5.2) | (5.2) |
| Reclassification *(Note 8(B))*[(i)] | – | – | – | – | 5.0 | 5.0 |
| **At 31 December 2008** | (155.9) | (86.5) | (67.0) | (22.3) | (32.3) | (364.0) |

(i) To liabilities directly associated with the assets classified as held for sale

| *US$ millions* | Allowance in excess of related depreciation of property, plant and equipment | Brands | Change in fair value of plantations | Withholding tax on undistributed earnings of subsidiary and associated companies | Others | Consolidated |
|---|---|---|---|---|---|---|
| **Deferred Tax Liabilities** | | | | | | |
| At 1 January 2007 | (96.6) | - | (60.6) | (4.3) | (1.8) | (163.3) |
| Exchange translation | 4.8 | - | 5.7 | - | 3.9 | 14.4 |
| Acquisition of subsidiary companies *(Note 34(A))* | (93.3) | - | (41.6) | - | (8.9) | (143.8) |
| Credit/(charge) to the profit and loss statement *(Note 7)* | 0.8 | - | (6.6) | (19.2) | 8.2 | (16.8) |
| Transfer to/(from) provision for taxation *(Note 28)* | - | - | - | 1.5 | (2.8) | (1.3) |
| At 31 December 2007 | (184.3) | - | (103.1) | (22.0) | (1.4) | (310.8) |

At 31 December 2008, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$9.1 million (2007: US$7.4 million) in respect of non-Hong Kong tax losses, and US$30.2 million (2007: US$30.2 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for three to five years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

Pursuant to the Philippines and Indonesian income tax laws, withholding taxes of 10% to 15% is levied on dividends declared to foreign investors. The Group is therefore liable to withholding taxes on dividends distributed by its subsidiary and associated companies in the Philippines and Indonesia. At 31 December 2008, the Group has fully recognized the deferred tax for the withholding taxes that would be payable on unremitted earnings that are subject to withholding taxes of its associated companies established in the Philippines. However, except for those earnings to be distributed as dividends, no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings of the Group's subsidiary companies established in the Philippines and Indonesia. In the opinion of the Directors, it is not probable that these subsidiary companies will distribute such earnings in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiary companies in the Philippines and Indonesia for which deferred tax liabilities have not been recognized totalled approximately US$22.5 million at 31 December 2008 (2007: US$25.2 million).

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

## 22. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The amount at 31 December 2007 represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. Following the full settlement of the Head Office's Exchangeable Notes in February 2008, the balances of these PLDT's shares were reclassified as the Group's interests in associated companies.

## 23. OTHER NON-CURRENT ASSETS

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| Deposits for acquisition of assets | 96.4 | 34.2 |
| Input value added taxes | 31.8 | 0.3 |
| Claims for tax refund | 7.5 | 5.6 |
| Deferred charges | 7.2 | 9.0 |
| Others | 74.2 | 60.9 |
| **Total** | 217.1 | 110.0 |

The deposits for acquisition of assets mainly represent Indofood's deposits for the acquisition of vessels and certain landrights.

The input value added taxes mainly represent MNTC's input taxes from its purchase of goods and services (including those in relation to project construction cost).

The claims for tax refund relates to the tax payment in advance made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

The deferred charges mainly represent deferred costs and expenses relating to Indofood's systems implementation.

## 24. CASH AND CASH EQUIVALENTS

| *US$ millions* | Consolidated 2008 | Consolidated 2007 | Company 2008 | Company 2007 |
|---|---|---|---|---|
| Cash at banks and on hand | 478.1 | 492.1 | 34.5 | 0.1 |
| Short-term time deposits | 147.8 | 108.7 | 11.4 | 106.2 |
| **Total** | 625.9 | 600.8 | 45.9 | 106.3 |

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between three days and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

## 25. INVENTORIES

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| Raw materials | 389.9 | 281.5 |
| Work in progress | 6.1 | 6.3 |
| Finished goods | 161.4 | 154.9 |
| Properties held for sale | – | 51.3 |
| **Total** | 557.4 | 494.0 |

(A) At 31 December 2008, inventories with a carrying amount of US$68.8 million (2007: US$63.8 million) were carried at net realizable value.

(B) At 31 December 2008, inventories with a carrying amount of US$9.4 million (2007: US$13.8 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

## 26. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| Trade payables | 233.4 | 213.0 |
| Accrued expenses | 287.0 | 140.9 |
| Other payables | 147.0 | 131.7 |
| **Total** | 667.4 | 485.6 |

The ageing profile of trade payables is analyzed as follows:

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| 0 to 30 days | 220.7 | 189.4 |
| 31 to 60 days | 8.5 | 2.0 |
| 61 to 90 days | 2.6 | 5.9 |
| Over 90 days | 1.6 | 15.7 |
| **Total** | 233.4 | 213.0 |

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amount of the Group's accounts payable, other payables and accruals approximate to their fair value.

## 27. BORROWINGS

| *US$ millions* | Effective interest rate (%) | Maturity | *Notes* | Consolidated 2008 | 2007 |
|---|---|---|---|---|---|
| **Short-term** | | | | | |
| Bank loans | 5.0 – 17.7 (2007: 5.9 – 11.0) | 2009 (2007: 2008) | (A) | 1,115.7 | 819.6 |
| Other loans | 2.5 – 12.5 (2007: 2.5 – 13.5) | 2009 (2007: 2008) | (B) | 91.3 | 180.5 |
| Subtotal | | | | 1,207.0 | 1,000.1 |
| **Long-term** | | | | | |
| Bank loans | 5.0 – 17.7 (2007: 7.3 – 11.0) | 2010 – 2018 (2007: 2009 – 2013) | (C) | 1,770.1 | 722.4 |
| Other loans | 10.0 (2007: 7.8 – 18.3) | 2010 – 2012 (2007: 2009 – 2010) | (D) | 181.6 | 322.1 |
| Subtotal | | | | 1,951.7 | 1,044.5 |
| **Total** | | | | 3,158.7 | 2,044.6 |

The balance of short-term borrowings includes US$163.1 million (2007: US$202.5 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

| | Bank loans | | Other loans | | Consolidated | |
|---|---|---|---|---|---|---|
| *US$ millions* | **2008** | **2007** | **2008** | **2007** | **2008** | **2007** |
| Not exceeding one year | 1,115.7 | 819.6 | 91.3 | 180.5 | 1,207.0 | 1,000.1 |
| More than one year but not exceeding two years | 110.4 | 64.0 | – | 105.8 | 110.4 | 169.8 |
| More than two years but not exceeding five years | 1,129.7 | 608.9 | 181.6 | 216.3 | 1,311.3 | 825.2 |
| More than five years | 530.0 | 49.5 | – | – | 530.0 | 49.5 |
| **Total** | 2,885.8 | 1,542.0 | 272.9 | 502.6 | 3,158.7 | 2,044.6 |
| Representing amounts repayable | | | | | | |
| – wholly within five years | 2,297.3 | 1,246.0 | 272.9 | 502.6 | 2,570.2 | 1,748.6 |
| – not wholly within five years | 588.5 | 296.0 | – | – | 588.5 | 296.0 |
| **Total** | 2,885.8 | 1,542.0 | 272.9 | 502.6 | 3,158.7 | 2,044.6 |

The carrying amounts of the borrowings are denominated in the following currencies:

| | Consolidated | |
|---|---|---|
| *US$ millions* | **2008** | **2007** |
| U.S. dollar | 1,752.4 | 934.1 |
| Rupiah | 924.0 | 1,026.6 |
| Peso | 482.3 | 83.9 |
| **Total** | 3,158.7 | 2,044.6 |

An analysis of the carrying amounts of borrowings into fixed and variable interest rates is as follows:

| | Consolidated | |
|---|---|---|
| *US$ millions* | **2008** | **2007** |
| Variable interest rate | 2,479.7 | 1,552.6 |
| Fixed interest rate | 679.0 | 492.0 |
| **Total** | 3,158.7 | 2,044.6 |

The carrying amounts and fair values of the long-term borrowings are as follows:

| *US$ millions* | Carrying amounts 2008 | Carrying amounts 2007 | Fair values 2008 | Fair values 2007 |
|---|---|---|---|---|
| Bank loans | 1,770.1 | 722.4 | 1,777.0 | 731.3 |
| Other loans | 181.6 | 322.1 | 155.3 | 332.9 |
| **Total** | 1,951.7 | 1,044.5 | 1,932.3 | 1,064.2 |

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowing rates ranging from 5.0% to 17.7% (2007: 5.9% to 10.0%) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of the short-term borrowings approximate to their fair values.

Details of the borrowings are set out below.

**(A) Short-term Bank Loans**

The balance includes US$150.0 million (with an aggregate face value of US$150.0 million) of bank loans (2007: Nil) borrowed by two wholly-owned subsidiary companies of the Company with details summarized as follows.

(a) A US$100.0 million (with a face value of US$100.0 million) bank loan (2007: Nil) drawn in November 2008 secured by the Group's 3.3% interest in PLDT, subject to a variable London Inter-bank Offer Rate (LIBOR) based interest rate, which is repayable in November 2009.

(b) A US$50.0 million (with a face value of US$50.0 million) bank loan (2007: Nil) drawn in November 2008 secured by the Group's 20.1% interest in Philex and 8.5% interest in MPIC, subject to a variable LIBOR based interest rate, which is repayable in November 2009.

**(B) Short-term Other Loans**

The balance includes Rupiah 1.0 trillion (with a face value of US$89.1 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$91.3 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.2 million) during 2005) (2007: face value of US$103.6 million) issued by Indofood, with a coupon rate of 12.5%, are payable quarterly, and mature in July 2009.

**(C) Long-term Bank Loans**

The balance includes US$634.2 million (with an aggregate face value of US$641.3 million) of bank loans (2007: US$641.1 million) borrowed by various wholly-owned subsidiary companies of the Company with details summarized as follows:

(a) A US$44.6 million (with a face value of US$45.0 million) bank loan (2007: US$49.5 million) drawn in November 2005 secured by the Group's 1.4% (2007: 1.1%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2012.

(b) A US$49.6 million (with a face value of US$50.0 million) bank loan (2007: US$49.5 million) drawn in July 2006 secured by the Group's 1.2% (2007: 1.0%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in July 2011.

(c) A US$46.0 million (with a face value of US$46.3 million) bank loan (2007: US$49.5 million) drawn in November 2006 secured by the Group's 1.1% (2007: 1.1%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2013.

(d) A US$296.5 million (with a face value of US$300.0 million) bank loan (2007: US$295.6 million) drawn in January 2007 secured by the Group's 6.7% interest (2007: 6.6%) in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2011.

(e) A US$197.5 million (with a face value of US$200.0 million) bank loan (2007: US$197.0 million) drawn in August 2007 secured by the Group's 3.9% interest (2007: 3.9%) in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2012.

**(D) Long-term Other Loans**

The balance includes Rupiah 2.0 trillion (with a face value of US$182.6 million) of Rupiah bonds (2007: face value of US$212.3 million) issued by Indofood in May 2007, with a coupon rate of 10.0%, are payable quarterly, and mature in May 2012.

**(E) Charges on Group Assets**

At 31 December 2008, the total borrowings include secured bank and other borrowings of US$1,604.0 million (2007: US$773.6 million). Such bank and other borrowings were secured by the Group's property, plant and equipment, plantations, accounts receivable and inventories equating to a net book value of US$635.2 million (2007: US$658.4 million) and the Group's interest of 17.6% (2007: 13.7%) in PLDT, 8.5% (2007: Nil) in MPIC and 20.1% (2007: Nil) in Philex.

**(F) Bank Covenants**

The Group has complied with all of its bank covenants, except for those related to Metro Pacific Corporation (Metro Pacific). Since the fourth quarter of 2001, Metro Pacific has been unable to meet its debt obligations. At 31 December 2008, Metro Pacific had Pesos 109 million (US$2.3 million) (2007: Pesos 451 million or US$10.9 million) outstanding debt obligations. Metro Pacific has reached agreements with certain of its creditors for the settlement of some of the debt obligations and anticipates to further reduce the outstanding debt obligations during 2009.

## 28. PROVISION FOR TAXATION

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| At 1 January | 52.9 | 23.1 |
| Exchange translation | (7.2) | (1.7) |
| Acquisition of subsidiary companies *(Note 34(A))* | 0.7 | 17.6 |
| Provision for taxation on estimated assessable profits for the year *(Note 7)* | 121.6 | 96.5 |
| Transfer from deferred taxation *(Note 21)* | 0.2 | 0.7 |
| **Total** | 168.2 | 136.2 |
| Tax paid | (112.4) | (83.3) |
| **At 31 December** | 55.8 | 52.9 |

## 29. DEFERRED LIABILITIES AND PROVISIONS

| *US$ millions* | Pension | Long-term liabilities | Others | Consolidated 2008 | 2007 |
|---|---|---|---|---|---|
| At 1 January | 152.4 | 8.3 | 37.2 | 197.9 | 108.7 |
| Exchange translation | (21.9) | (17.7) | (6.2) | (45.8) | (3.0) |
| Additions | 0.6 | 2.1 | 4.8 | 7.5 | 59.9 |
| Acquisition of subsidiary companies *(Note 34(A))* | 11.1 | 276.8 | 102.3 | 390.2 | 37.2 |
| Payment and utilization | (4.5) | (9.8) | (63.7) | (78.0) | (4.9) |
| **At 31 December** | 137.7 | 259.7 | 74.4 | 471.8 | 197.9 |
| **Presented as:** | | | | | |
| **Current Portion** | – | 19.0 | 20.4 | 39.4 | 17.4 |
| **Non-current Portion** | 137.7 | 240.7 | 54.0 | 432.4 | 180.5 |
| **Total** | 137.7 | 259.7 | 74.4 | 471.8 | 197.9 |

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The others mainly relate to MNTC's provision for value added taxes and a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

## 30. SHARE CAPITAL

| *US$ millions* | Consolidated and Company 2008 | 2007 |
|---|---|---|
| **Authorized** | | |
| 5,000,000,000 (2007: 5,000,000,000) ordinary shares of U.S. 1 cent each | 50.0 | 50.0 |
| **Issued and fully paid** | | |
| At 1 January | 32.2 | 32.0 |
| Issue of shares upon the exercise of share options | 0.1 | 0.2 |
| Repurchase and cancellation of shares | (0.2) | – |
| **At 31 December** | | |
| 3,213,377,003 (2007: 3,224,143,003) ordinary shares of U.S. 1 cent each | 32.1 | 32.2 |

During the year, the movements in the Company's share capital were as follows.

(A) 7,060,000 (2007: 23,314,000) share options were exercised at the exercise price of HK$1.76 per share (2007: HK$1.76 per share), resulting in the issue of 7,060,000 (2007: 23,314,000) new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$12.4 million (US$1.6 million) (2007: HK$41.0 million or US$5.3 million). Details of the Company's share option scheme are set out in Note 37(D)(a) to the Financial Statements.

(B) During the year, the Company repurchased 17,826,000 (2007: 3,964,000) ordinary shares on the SEHK at an aggregate consideration of HK$78.2 million (US$10.1 million) (2007: HK$23.3 million or US$3.0 million) before expenses. These shares were subsequently cancelled. Details of the repurchase are summarized as follows:

| Month of repurchases | Number of ordinary shares repurchased | Purchase price paid per share Highest | Lowest | Aggregate consideration paid | |
|---|---|---|---|---|---|
| | | *HK$* | *HK$* | *HK$ millions* | *US$ millions* |
| May 2008 | 3,320,000 | 5.50 | 5.20 | 17.7 | 2.3 |
| June 2008 | 3,152,000 | 4.99 | 4.83 | 15.6 | 2.0 |
| July 2008 | 2,226,000 | 4.62 | 4.24 | 10.0 | 1.3 |
| September 2008 | 4,392,000 | 4.50 | 3.90 | 18.0 | 2.3 |
| October 2008 | 4,736,000 | 3.88 | 2.20 | 16.9 | 2.2 |
| **Total** | 17,826,000 | | | 78.2 | 10.1 |

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

## 31. OTHER RESERVES

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| PLDT | (27.2) | 51.0 |
| MPIC | (15.4) | 6.6 |
| Indofood | (75.5) | (17.4) |
| Philex | 3.0 | – |
| Others | (0.9) | 4.0 |
| **Total** | (116.0) | 44.2 |

An analysis of the accumulated reserves of associated companies and joint ventures, included within consolidated reserves, is set out below.

| | Associated Companies | | Joint Ventures | | Consolidated | |
|---|---|---|---|---|---|---|
| *US$ millions* | 2008 | 2007 | 2008 | 2007 (Restated) | 2008 | 2007 (Restated) |
| **Associated Companies and Joint Ventures** | | | | | | |
| Revenue reserve | (861.8) | (808.5) | (0.5) | 30.6 | (862.3) | (777.9) |
| Exchange reserve | (24.4) | 51.1 | (0.6) | 15.8 | (25.0) | 66.9 |
| Unrealized gains on cash flow hedges | 1.4 | 7.3 | – | – | 1.4 | 7.3 |
| **Total** *(Note 15)* | (884.8) | (750.1) | (1.1) | 46.4 | (885.9) | (703.7) |

The Group's capital and other reserves include US$0.2 million (2007: Nil) of capital redemption reserve.

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

## 32. MINORITY INTEREST

An analysis of the Group's minority interest, by principal operating company, is set out below.

| *US$ millions* | Consolidated 2008 | 2007 (Restated) |
|---|---|---|
| Indofood | 1,060.7 | 949.9 |
| MPIC | 184.4 | 41.8 |
| **Total** | 1,245.1 | 991.7 |

## 33. DERIVATIVE LIABILITY

The amount at 31 December 2007 represents the fair value of the exchangeable option embedded in the Head Office's Exchangeable Notes. Following the full settlement of the Head Office's Exchangeable Notes in February 2008, all of the remaining amount of such derivative liability has been charged to the profit and loss statement.

## 34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

### (A) Acquisition of Subsidiary Companies

| | Fair value recognized on acquisition | | | | | | | Carrying amount immediately before the acquisition | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 2007 | | |
| *US$ millions* | MPIC's consolidation of DMWC and its subsidiary company | MPIC's acquisition of FPII and its subsidiary companies | Indofood's acquisition of PT Lajuperdana Indah (LPI) | Indofood's acquisition of Drayton and its subsidiary companies | Others | 2008 Total | Indofood's acquisition of PT Perusahaan Perkebunan London Sumatra and others Total | 2008 Total | 2007 Total |
| **Consideration** | | | | | | | | | |
| Cash and cash equivalents | 107.9 | 242.2 | 41.0 | 351.5 | 5.9 | 748.5 | 573.6 | | |
| Joint ventures | 100.3 | - | - | - | - | 100.3 | - | | |
| Due from a joint venture | 21.1 | - | - | - | - | 21.1 | - | | |
| Due to a group company | - | 9.5 | - | - | - | 9.5 | - | | |
| Shares issued by IndoAgri | - | - | - | - | - | - | 132.1 | | |
| **Total** | 229.3 | 251.7 | 41.0 | 351.5 | 5.9 | 879.4 | 705.7 | | |
| **Net Assets** | | | | | | | | | |
| Property, plant and equipment *(Note 12)* | 11.6 | 2.2 | 40.9 | 36.0 | 2.0 | 92.7 | 108.7 | 82.8 | 80.8 |
| Plantations *(Note 13)* | - | - | 4.3 | - | 1.3 | 5.6 | 577.0 | 5.9 | 198.1 |
| Associated companies and joint ventures | - | 14.3 | - | - | - | 14.3 | - | 13.7 | - |
| Other intangible assets *(Note 17)* | 853.7 | 345.3 | - | 346.0 | - | 1,545.0 | - | 1,404.0 | - |
| Accounts receivable, other receivables and prepayments (Non-current) | - | 6.1 | - | - | - | 6.1 | 14.9 | 6.1 | 14.9 |
| Prepaid land premiums *(Note 19)* | - | - | 20.0 | 8.6 | 1.1 | 29.7 | 112.9 | 11.6 | 54.0 |
| Deferred tax assets *(Note 21)* | 11.3 | 4.3 | 2.1 | 0.3 | - | 18.0 | 5.4 | 3.7 | 0.2 |
| Other non-current assets | 15.1 | 33.4 | - | 3.1 | 5.3 | 56.9 | 9.5 | 57.1 | 9.5 |
| Cash and cash equivalents | 61.9 | 37.9 | 34.8 | 1.1 | 1.0 | 136.7 | 56.0 | 136.7 | 56.0 |
| Pledged deposits | 12.0 | - | - | - | - | 12.0 | - | 12.0 | - |
| Due from a group company | - | 9.5 | - | - | - | 9.5 | - | 9.5 | - |
| Available-for-sale assets | - | - | - | 1.2 | - | 1.2 | - | 1.2 | - |
| Accounts receivable, other receivables and prepayments (Current) | 23.2 | 2.9 | 4.2 | 35.3 | 0.1 | 65.7 | 17.8 | 65.7 | 17.8 |
| Inventories | 0.6 | 0.6 | 0.5 | 48.8 | 0.1 | 50.6 | 19.9 | 50.6 | 19.9 |
| Capital reserve | 2.2 | - | - | - | - | 2.2 | - | - | - |
| Accounts payable, other payables and accruals | (147.0) | (19.7) | (16.8) | (61.2) | (5.2) | (249.9) | (59.2) | (249.7) | (59.2) |
| *Due to a group company* | (95.0) | - | - | - | - | (95.0) | - | (95.0) | - |
| Short-term borrowings | (50.0) | (13.6) | (0.3) | (16.0) | - | (79.9) | (27.5) | (79.9) | (27.5) |
| Current portion of deferred liabilities and provisions | (22.5) | (3.9) | - | - | - | (26.4) | - | (26.4) | - |
| Provision for taxation *(Note 28)* | - | - | (0.1) | (0.6) | - | (0.7) | (17.6) | (0.7) | (17.6) |
| Long-term borrowings | - | (179.1) | (21.2) | (6.2) | - | (206.5) | (62.7) | (206.5) | (62.7) |
| Deferred liabilities and provisions *(Note 29)* | (345.0) | (40.1) | - | (5.1) | - | (390.2) | (37.2) | (340.9) | (19.7) |
| Deferred tax liabilities *(Note 21)* | (65.3) | (13.9) | (6.7) | (91.0) | (0.3) | (177.2) | (143.8) | (131.9) | (8.2) |
| **Total Net Assets** | 266.8 | 186.2 | 61.7 | 300.3 | 5.4 | 820.4 | 574.1 | 729.6 | 256.3 |
| Minority interest | (123.3) | (52.7) | (24.8) | (94.3) | - | (295.1) | (203.5) | | |
| **Total Net Assets Acquired at Fair Value** | 143.5 | 133.5 | 36.9 | 206.0 | 5.4 | 525.3 | 370.6 | | |
| **Goodwill** *(Note 16)* | 85.8 | 118.2(i) | 4.1 | 145.5 | 0.5 | 354.1 | 335.1 | | |
| **Net Cash Outflow Per the Consolidated Cash Flow Statement** | (46.0) | (204.3) | (6.2) | (350.4) | (4.9) | (611.8) | (517.6) | | |

(i) Provisional amount subject to revision upon further assessment of fair value of the share of identifiable assets acquired and liabilities and contingent liabilities assumed

In July 2008, MPIC (i) repaid Pesos 1.4 billion (US$31.8 million) of exchangeable debt and purchased US$20.0 million of convertible debt issued by DMWC from Ashmore Investment Management Limited and their affiliates (the Ashmore Funds) and (ii) purchased US$20.0 million of convertible debt issued by DMWC from the Company. Following these transactions, MPIC's voting interest in DMWC increased to approximately 55.4% on a fully diluted basis. As a result, DMWC changed from a joint venture to a subsidiary company of MPIC and MPIC consolidated DMWC's financial results and position starting from July 2008. In November 2008, a shareholders' agreement between MPIC and DMCI Holdings Inc. regarding their investments in DMWC was finalized. According to this agreement, MPIC's economic interest in DMWC also increased from 50.0% to 55.4% on a fully diluted basis.

In November 2008, MPIC acquired a 99.8% interest in First Philippine Infrastructure, Inc. (FPII). FPII owns approximately 67.1% interest in MNTC. MNTC was granted a concession in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related and non-toll-related income in respect of the NLEX in the Philippines.

In July 2008, PT Salim Ivomas Pratama (SIMP), a subsidiary company of Indofood, completed its subscription of a 60.0% of interest in PT Lajuperdana Indah (LPI) for a total consideration of Rupiah 375 billion (US$41.0 million). LPI engages in sugar cane plantation operations in Indonesia and owns approximately 21,500 hectares of plantation land.

In December 2008, Indofood acquired a 100% interest in Drayton Pte Ltd (Drayton) and a shareholder's loan of US$100.5 million to Drayton from Drayton's original shareholder, for a total consideration of US$350.0 million. Drayton owns a 68.6% interest in Indolakto. Drayton is an investment holding company. Indolakto engages in the production of processed milk and milk-related products in Indonesia.

The goodwill is mainly attributable to the premiums for the acquisition of control in the above acquired companies and the synergies expected to arise from the acquisition of them.

Since the date of acquisitions, the above acquired companies recorded a profit for the year of US$16.5 million, which is included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2008, the turnover of the Group for the year ended 31 December 2008 would have been US$4,326.3 million. It is not practicable to disclose the profit for the year of the Group, as if the acquisitions had taken place at the beginning of the year, as the information of fair value of plantations of the acquired companies at the beginning of the year is not available to management. The subsidiary companies acquired during the year had net cash inflows from operating and financing activities of US$50.2 million and US$120.3 million, respectively, and had a net cash outflow of US$90.2 million in respect of investing activities during the year.

**(B) Investments in Associated Companies**

The cash outflow mainly relates to the Group's investment in a 20.1% interest in Philex in November 2008 of US$129.1 million and MPIC's investment in a 34.0% interest in Davao Doctors Hospital in June 2008 of US$11.4 million.

**(C) Pledged Deposits**

At 31 December 2008, the Group had US$12.0 million (2007: Nil) pledged bank deposits to secure a performance bond requirement of Maynilad in respect of payment of concession fees.

**(D) Major Non-cash Transaction**

During the year, the Group settled US$3.9 million of the Head Office's Exchangeable Notes through the transfer of 0.1% of PLDT's shares and Metro Pacific Corporation, a 96.6% owned subsidiary company of MPIC, settled Pesos 289 million (US$6.8 million) of borrowings through the transfer of certain property assets to its creditors.

## 35. COMMITMENTS AND CONTINGENT LIABILITIES

### (A) Capital Expenditure

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| Commitments in respect of subsidiary companies: | | |
| Authorized, but not contracted for | 548.2 | 185.6 |
| Contracted, but not provided for | 6.3 | 41.9 |
| **Total** | 554.5 | 227.5 |

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

At 31 December 2008, the Company has no commitments in respect of capital expenditure (2007: Nil).

### (B) Leasing Commitments

At 31 December 2008, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| **Land and Buildings** | | |
| – Within one year | 2.8 | 1.9 |
| – Between two and five years, inclusive | 1.6 | 1.9 |
| – After five years | 1.8 | 3.2 |
| Subtotal | 6.2 | 7.0 |
| **Plant and Equipment** | | |
| – Within one year | 0.1 | 0.3 |
| – Between two and five years, inclusive | 0.1 | 0.3 |
| – After five years | 0.1 | 0.8 |
| Subtotal | 0.3 | 1.4 |
| **Total** | 6.5 | 8.4 |

At 31 December 2008, the Company did not have any leasing commitments (2007: Nil).

### (C) Contingent Liabilities

At 31 December 2008, except for US$53.7 million (2007: US$73.4 million) guarantees given by Indofood to loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (2007: Nil).

## 36. EMPLOYEES' BENEFITS

### (A) Remuneration

| *US$ millions* | Consolidated 2008 | 2007 |
|---|---|---|
| Basic salaries | 209.6 | 179.7 |
| Bonuses | 44.3 | 28.5 |
| Benefits in kind | 29.5 | 41.4 |
| Pension contributions | 35.1 | 14.1 |
| Retirement and severance allowances | 10.8 | 8.3 |
| Equity-settled share option expense | 18.0 | 8.7 |
| **Total** *(Note 6)* | 347.3 | 280.7 |
| **Average Number of Employees** | 65,015 | 51,722 |

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 37(A) to the Financial Statements.

### (B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes. In addition, the Group has made provisions for estimated liabilities for employee benefits for meeting the minimum benefits required to be paid to the qualified employees as required under Indonesian's labour law.

*(a) Defined contribution schemes*

The Group operates five (2007: five) defined contribution schemes covering approximately 17,884 (2007: 19,351) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from 0% to 10% (2007: 0% to 10%). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2007: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2008, no amount (2007: Nil) was used for this purpose. At 31 December 2008, the forfeited contributions had been fully utilized.

*(b) Defined benefit schemes and estimated liabilities for employee benefits*

The Group operates five (2007: three) defined benefit schemes covering approximately 2,615 (2007: 753) employees. The assets of four (2007: two) of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by the actuaries of PT Sentra Jasa Aktuaria (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia), Actuarial Advisers, Inc. and Institutional Synergy, Inc, FASP (members of Actuary Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2008, the Group's level of funding in respect of its defined benefit schemes was 59.5% (2007: 57.3%).

The Group has made provisions for estimated liabilities for employee benefits covering approximately 45,953 (2007: 42,291) employees. The amounts of such provisions were determined by reference to employees' final salaries and length of service and based on actuarial computations prepared by the actuaries of PT Sentra Jasa Aktuaria and PT Jasa Aktuaria Praptasentosa Gunajasa (members of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) using the projected unit credit method.

(I) The amount of liability under defined benefit schemes and estimated liabilities for employee benefits included in the balance sheet is as follows:

| *US$ millions* | **Defined benefit schemes** | **Estimated liabilities for employee benefits** | **Consolidated 2008** | **2007** |
|---|---|---|---|---|
| Present value of defined benefit obligations | (18.5) | (125.8) | (144.3) | (154.9) |
| Fair value of plan assets | 11.0 | – | 11.0 | 6.3 |
| **Liability in the Balance Sheet** | (7.5) | (125.8) | (133.3) | (148.6) |

(II) The changes in the present value of the defined benefit obligations during the year are as follows:

| *US$ millions* | **Defined benefit schemes** | **Estimated liabilities for employee benefits** | **Consolidated 2008** | **2007** |
|---|---|---|---|---|
| At 1 January | (11.0) | (143.9) | (154.9) | (67.2) |
| Exchange translation | 2.1 | 20.4 | 22.5 | 3.1 |
| Current service cost | (1.8) | (10.5) | (12.3) | (8.1) |
| Interest cost on obligation | (1.0) | (17.8) | (18.8) | (8.8) |
| Actuarial gains/(losses) | 4.2 | 22.0 | 26.2 | (41.3) |
| Acquisition of subsidiary companies | (12.8) | (5.3) | (18.1) | (37.2) |
| Benefit paid | 1.8 | 9.3 | 11.1 | 4.6 |
| **At 31 December** | (18.5) | (125.8) | (144.3) | (154.9) |

(III) The changes in the fair value of plan assets under defined benefit schemes during the year are as follows:

| *US$ millions* | **Consolidated 2008** | **2007** |
|---|---|---|
| At 1 January | 6.3 | 6.8 |
| Exchange translation | (1.4) | (0.2) |
| Expected return | 0.5 | 0.9 |
| Actuarial losses | (0.6) | – |
| Assets distributed on settlements | (0.8) | – |
| Contributions by employer | 1.8 | 0.1 |
| Acquisition of subsidiary companies | 7.0 | – |
| Benefit paid | (1.8) | (1.3) |
| **At 31 December** | 11.0 | 6.3 |

The overall expected rate of return on assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

(IV) The major categories of plan assets as a percentage of the fair value of the total plan assets under defined benefit schemes are as follows:

| | Consolidated | |
|---|---|---|
| | **2008** | **2007** |
| Philippines equities | 52% | 1% |
| Indonesian equities | 48% | 99% |

(V) Amounts for the current and previous four years for defined benefit schemes are as follows:

| | | | Consolidated | | |
|---|---|---|---|---|---|
| *US$ millions* | **2008** | **2007** | **2006** | **2005** | **2004** |
| Defined benefit obligations | (18.5) | (11.0) | (10.5) | (11.0) | (9.0) |
| Plan assets | 11.0 | 6.3 | 6.8 | 6.2 | 6.4 |
| Deficit | (7.5) | (4.7) | (3.7) | (4.8) | (2.6) |
| Experience adjustments on plan liabilities | (4.1) | (0.7) | (0.1) | (2.3) | (1.0) |
| Experience adjustments on plan assets | (0.6) | – | – | – | – |

(VI) The amount recognized in the profit and loss statement is analyzed as follows:

| | | | Consolidated | |
|---|---|---|---|---|
| *US$ millions* | **Defined benefit schemes** | **Estimated liabilities for employee benefits** | **2008** | **2007** |
| Current service cost | 1.8 | 10.5 | 12.3 | 8.1 |
| Interest cost on obligation | 1.0 | 17.8 | 18.8 | 8.8 |
| Expected return on plan assets | (0.5) | – | (0.5) | (0.9) |
| Net actuarial (gains)/losses recognized in the year | (3.6) | (22.0) | (25.6) | 41.3 |
| **Total**[(i)] | (1.3) | 6.3 | 5.0 | 57.3 |
| **Actual Return on Plan Assets** | | | 7% | 13% |

(i) Included in cost of sales, distribution costs, administrative expenses and other operating expenses, net

(VII) Principal actuarial assumptions (weighted average) at 31 December are as follows:

| | Consolidated | |
|---|---|---|
| | **2008** | **2007** |
| Discount rate | 11% | 9% |
| Expected return on plan assets | 8% | 8% |
| Future salary increases | 9% | 9% |
| Future pension increases | 9% | 9% |
| Average remaining working lives of employees (years) | 17.8 | 18.9 |

(VIII) The Group expects to contribute US$2.0 million (2007: US$1.8 million) to its defined benefit pension plans in the next year.

**(C) Loans to Officers**

During 2008 and 2007, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

## 37. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

### (A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual basis.

**Directors' Remuneration – 2008**

| | Non-performance based | | | Performance | Equity-settled | | | |
|---|---|---|---|---|---|---|---|---|
| | | Other | Pension | based | share option | | | 2008 |
| *US$'000* | Salaries | benefits | contributions | payments(i) | expense | Fees(ii) | Emoluments(iii) | Total |
| **Chairman** | | | | | | | | |
| Anthoni Salim | 1,152 | - | - | - | - | 30 | - | 1,182 |
| **Executive Directors** | | | | | | | | |
| Manuel V. Pangilinan *Managing Director and Chief Executive Officer* | 2,080 | 460 | 142 | 1,559 | 4,028 | - | - | 8,269 |
| Edward A. Tortorici | 1,242 | 135 | 1,595 | 120 | 2,499 | - | - | 5,591 |
| Robert C. Nicholson | 892 | 23 | 2 | 446 | 2,117 | - | - | 3,480 |
| **Non-executive Directors** | | | | | | | | |
| Ambassador Albert F. del Rosario | - | - | - | - | 720 | 160 | - | 880 |
| Sutanto Djuhar | - | - | - | - | - | - | - | - |
| Tedy Djuhar | - | - | - | - | - | 40 | - | 40 |
| Ibrahim Risjad | - | - | - | - | - | - | - | - |
| Benny S. Santoso | - | - | - | - | 720 | 89 | - | 809 |
| Napoleon L. Nazareno | 244 | 119 | 19 | 146 | - | 91 | - | 619 |
| **Independent Non-executive Directors** | | | | | | | | |
| Graham L. Pickles | - | - | - | - | 720 | 115 | - | 835 |
| Prof. Edward K.Y. Chen, *GBS, CBE, JP* | - | - | - | - | 720 | 90 | - | 810 |
| Sir David W.C. Tang, *KBE* | - | - | - | - | 720 | 45 | 77 | 842 |
| **Total** | 5,610 | 737 | 1,758 | 2,271 | 12,244 | 660 | 77 | 23,357 |

**Directors' Remuneration – 2007**

| US$'000 | Non-performance based | | | Performance | Equity-settled | | | |
|---|---|---|---|---|---|---|---|---|
| | Salaries | Other benefits | Pension contributions | based payments[(i)] | share option expense | Fees[(ii)] | Emoluments[(iii)] | 2007 Total |
| **Chairman** | | | | | | | | |
| Anthoni Salim | 464 | – | – | – | – | – | – | 464 |
| **Executive Directors** | | | | | | | | |
| Manuel V. Pangilinan *Managing Director and Chief Executive Officer* | 1,610 | 419 | 96 | 2,018 | 1,854 | – | – | 5,997 |
| Edward A. Tortorici | 1,035 | 149 | 1,073 | – | 1,284 | – | – | 3,541 |
| Robert C. Nicholson | 947 | 21 | 2 | 756 | 1,062 | – | – | 2,788 |
| **Non-executive Directors** | | | | | | | | |
| Ambassador Albert F. del Rosario | – | – | – | – | 342 | 125 | – | 467 |
| Sutanto Djuhar | – | – | – | – | – | – | – | – |
| Tedy Djuhar | – | – | – | – | – | – | – | – |
| Ibrahim Risjad | – | – | – | – | – | – | – | – |
| Benny S. Santoso | – | – | – | – | 342 | 31 | – | 373 |
| **Independent Non-executive Directors** | | | | | | | | |
| Graham L. Pickles | – | – | – | – | 342 | 115 | – | 457 |
| Prof. Edward K.Y. Chen, *GBS, CBE, JP* | – | – | – | – | 342 | 120 | – | 462 |
| Sir David W.C. Tang, *KBE* | – | – | – | – | 342 | 75 | 77 | 494 |
| **Total** | 4,056 | 589 | 1,171 | 2,774 | 5,910 | 466 | 77 | 15,043 |

(i) Performance based payments comprise performance bonuses and long-term monetary incentive awards

(ii) For meetings attended

(iii) For consultancy services provided to the Company

Included within the total Directors' remuneration is an amount of US$1.3 million (2007: US$1.2 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

**(B) Senior Executives' Remuneration**

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed those of the Company's Directors. Two (2007: Two) senior executives were among the Group's five highest earning employees. The remaining three (2007: three) of the five highest earning employees, are the Company's Directors.

| *US$ millions* | **2008** | **2007** |
|---|---|---|
| Non-performance based | | |
| – Salaries and benefits | 0.8 | 0.7 |
| Performance based | | |
| – Bonuses and long-term monetary incentive awards | 0.2 | 0.3 |
| Equity-settled share option expense | 2.1 | 1.1 |
| **Total** | 3.1 | 2.1 |

The table below shows the remuneration of the two (2007: two) senior executives who were among the Group's five highest earning employees in 2008.

| Remuneration bands | 2008<br>*Number* | 2007<br>*Number* |
|---|---|---|
| US$893,001 – US$957,000 | – | 1 |
| US$1,149,001 – US$1,213,000 | – | 1 |
| US$1,469,001 – US$1,533,000 | 1 | – |
| US$1,597,001 – US$1,661,000 | 1 | – |
| **Total** | 2 | 2 |

**(C) Key Management Personnel Compensation**

| *US$ millions* | Consolidated<br>2008 | 2007 |
|---|---|---|
| Non-performance based | | |
| – Salaries and benefits | 22.5 | 15.8 |
| – Pension contributions | 1.9 | 2.0 |
| Performance based | | |
| – Bonuses and long-term monetary incentive awards | 9.1 | 7.4 |
| Equity-settled share option expense | 18.0 | 8.7 |
| Fees | 0.6 | 0.5 |
| **Total** | 52.1 | 34.4 |

**(D) Share Options**

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2008 are set out below.

*(a) Particulars of the Company's Share Option Scheme*

| | Share options held at 1 January 2008 | Share options exercised during the year | Share option held at 31 December 2008 | Share options exercise price *(HK$)* | Market price at the date of grant *(HK$)* | Market price during the period of exercise *(HK$)* | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | |
| Manuel V. Pangilinan | 31,800,000 | - | 31,800,000 | 1.76 | 1.76 | - | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 30,200,000 | - | 30,200,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Edward A. Tortorici | 10,620,000 | (7,060,000) | 3,560,000 | 1.76 | 1.76 | 5.72 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 18,200,000 | - | 18,200,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Robert C. Nicholson | 14,000,000 | - | 14,000,000 | 1.76 | 1.76 | - | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 15,500,000 | - | 15,500,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Non-Executive Directors** | | | | | | | | | | |
| Ambassador Albert F. del Rosario | 2,840,000 | - | 2,840,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Benny S. Santoso | 2,840,000 | - | 2,840,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Independent Non-Executive Directors** | | | | | | | | | | |
| Graham L. Pickles | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Prof. Edward K.Y. Chen, *GBS, CBE, JP* | 1,340,000 | - | 1,340,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Sir David W. C. Tang, *KBE* | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Senior Executives** | 29,032,000 | - | 29,032,000 | 1.76 | 1.76 | - | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 4,500,000 | - | 4,500,000 | 3.275 | 3.25 | - | 7 June 2006 | December 2010 | June 2007 | June 2016 |
| | 42,220,000 | - | 42,220,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Total** | 218,892,000 | (7,060,000) | 211,832,000 | | | | | | | |

| | Share options held at *1 January* 2007 | Share options granted *during* the year | Share options exercised *during* the year | Share options held at 31 *December* 2007 | Share option exercise price *(HK$)* | Market price *at date* of grant *(HK$)* | Market price during the *period of* exercise *(HK$)* | Grant date | *Fully* vested by | *Exercisable* from | *Exercisable* until |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | | |
| Manuel V. Pangilinan | 31,800,000 | - | - | 31,800,000 | 1.76 | 1.76 | - | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | - | 30,200,000 | - | 30,200,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Edward A. Tortorici | 17,680,000 | - | (7,060,000) | 10,620,000 | 1.76 | 1.76 | 5.72 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | - | 18,200,000 | - | 18,200,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Robert C. Nicholson | 24,500,000 | - | (10,500,000) | 14,000,000 | 1.76 | 1.76 | 5.80-6.00 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | - | 15,500,000 | - | 15,500,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Non-Executive Directors** | | | | | | | | | | | |
| Ambassador Albert | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| F. del Rosario | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Benny S. Santoso | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Independent Non-Executive Directors** | | | | | | | | | | | |
| Graham L. Pickles | 1,000,000 | - | (1,000,000) | - | 1.76 | 1.76 | 5.18-5.39 | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Prof. Edward K.Y. Chen | 2,840,000 | - | (1,500,000) | 1,340,000 | 1.76 | 1.76 | 5.60-5.96 | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| *GBS, CBE, JP* | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Sir David W. C. Tang, *KBE* | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Senior Executives** | 32,286,000 | - | (3,254,000) | 29,032,000 | 1.76 | 1.76 | 4.42-6.05 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 4,500,000 | - | - | 4,500,000 | 3.275 | 3.25 | - | 7 June 2006 | December 2010 | June 2007 | June 2016 |
| | - | 42,220,000 | - | 42,220,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Total** | 120,286,000 | 121,920,000 | (23,314,000) | 218,892,000 | | | | | | | |

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant Directors and executives of the Company's share options as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for 10 years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10% of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to 1% of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of the SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of the SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

| | |
|---|---|
| Share price at the date of grant | HK$1.76 |
| Exercise price | HK$1.76 |
| Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted) | 55% |
| Option life | 10 years |
| Expected dividend yield | 1% per annum |
| Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes) | 4.06% per annum |

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75% higher than the exercise price.

On 1 June 2006, 4,500,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$1.554 or an aggregate value of US$0.9 million for all options granted. The assumptions used were as follows:

| | |
|---|---|
| Share price at the date of grant | HK$3.25 |
| Exercise price | HK$3.275 |
| Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted) | 50% |
| Option life | 10 years |
| Expected dividend yield | 1% per annum |
| Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes) | 4.71% per annum |

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.79 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 100% higher than the exercise price.

On 5 September 2007, 121,920,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$2.596 or an aggregate value of US$40.6 million for all options granted. The assumptions used were as follows:

| | |
|---|---|
| Share price at the date of grant | HK$5.33 |
| Exercise price | HK$5.33 |
| Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted) | 45% |
| Option life | 10 years |
| Expected dividend yield | 1% per annum |
| Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes) | 4.40% per annum |

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 7.60 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 150% higher than the exercise price.

The binomial model, applied for determining the estimated values of the share options granted under the Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2(D)(r)(III) to the Financial Statements.

*(b)* *Particulars of MPIC's Share Option Scheme*

On 14 June 2007, the shareholders of MPIC approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme became effective on 14 June 2007 and is valid for 10 years.

The maximum number of shares on which options may be granted under the scheme may not exceed 10% of the issued share capital of MPIC as at the date on which the MPIC's share option scheme is adopted. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed 1% of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC's shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's share for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

At a special shareholders' meetings of MPIC held on 20 February 2009, MPIC's shareholders approved the amendments to MPIC's share options scheme which include (i) a refreshment of the number of MPIC options that may be granted to take into account of the increase in the capital stock of MPIC or other changes to its capital structure which has either been approved by the shareholders, implemented, in process, or which may potentially be approved or implemented in the future and (ii) the inclusion in MPIC's share option plan of a requirement for MPIC to comply with relevant corporate requirements and regulations applicable to MPIC's parent company.

Up to 25 March 2009, no share options have been granted under the scheme.

## 38. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) In January 2007, the Company (i) advanced US$76.0 million to DMWC and (ii) subscribed for US$20.0 million convertible notes issued by DMWC for the purpose of funding DMWC's acquisition of Maynilad. The convertible notes issued by DMWC have a maturity period of three years and can be converted into DMWC's common shares at their par value of Peso 1 per DMWC's common share during the terms of the notes. In May 2008, DMWC repaid the US$76.0 million advance, together with interest.

(B) On 28 July 2008, SIMP, a subsidiary company of Indofood, completed its subscription of a 60.0% interest in LPI, a company originally owned by the Chairman of the Company, for a total consideration of Rupiah 375 billion (US$41.0 million). Details of the subscription are set out in Note 34(A) to the Financial Statements.

(C) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement expired on 23 February 2008 and was renewed for a period of four years to 23 February 2012. The agreement provides for payments of technical service fees equivalent to 1% (2007: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 630 million (US$14.1 million) for the year ended 31 December 2008 (2007: Pesos 656 million or US$13.7 million). At 31 December 2008, the outstanding prepaid technical service fee amounted to Pesos 8 million (US$0.2 million) (2007: Pesos 87 million or US$1.7 million).

(D) In November 2008, SIMP entered into two agreements with Lyminton Pte. Ltd and PT Mulia Abadi Lestari to acquire the remaining minority shareholding of approximately 30% of PT Sarana Inti Pramata and PT Mitra Inti Sejati Plantation for the consideration of US$16.4 million and Rupiah 28.5 billion (approximately US$2.3 million), respectively. These transactions also constitute connected transactions as defined in Chapter 14A of the Listing Rules.

(E) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

| **Nature of transactions**<br>**For the year ended 31 December**<br>*US$ millions* | **Consolidated**<br>**2008** | **2007** |
|---|---|---|
| **Profit and Loss Items** | | |
| Sales of finished goods | | |
| – to associated companies and joint ventures | 24.5 | 28.1 |
| – to affiliated companies | 60.8 | 48.6 |
| Purchases of raw materials | | |
| – from associated companies and joint ventures | 41.5 | 43.2 |
| – from affiliated companies | 14.0 | 8.8 |
| Management and technical services fee income and royalty income | | |
| – from associated companies and joint ventures | 0.9 | 0.9 |
| – from affiliated companies | 7.5 | 4.6 |
| Insurance expenses | | |
| – to affiliated companies | 2.8 | 2.7 |
| Rental expenses | | |
| – to affiliated companies | 1.2 | 1.3 |
| Transportation and pump services expenses | | |
| – to affiliated companies | 0.4 | 0.3 |

Approximately 2% (2007: 3%) of Indofood's sales and 2% (2007: 3%) of its purchases were transacted with these related companies.

| **Nature of balance**<br>**At 31 December**<br>*US$ million* | **Consolidated**<br>**2008** | **2007** |
|---|---|---|
| **Balance Sheet Items** | | |
| Accounts receivable – trade | | |
| – from associated companies and joint ventures | 2.6 | 3.4 |
| – from affiliated companies | 13.3 | 8.7 |
| Accounts receivable – non-trade | | |
| – from associated companies and joint ventures | 0.4 | 0.2 |
| – from affiliated companies | 8.3 | 8.8 |
| Accounts payable – trade | | |
| – to associated companies and joint ventures | 3.6 | 6.3 |
| – to affiliated companies | 2.3 | 1.2 |
| Accounts payable – non-trade | | |
| – to affiliated companies | 19.2 | 5.9 |
| Other payables – non-trade | | |
| – to affiliated companies | – | 5.8 |

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(F) Maynilad has entered into various construction contracts with DMCI group for the amounts totaling US$21.9 million for the latter's construction of water infrastructure for Maynilad. These related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

## 39. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amount of each of the categories of financial instruments as at the balance sheet date are as follows:

| | Consolidated | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | | |
| *US$ millions* | Loans sale and receivables | Available-for-sale financial assets | Total | Financial assets at fair value through profit or loss | Loans and receivables | Available-for- financial assets | Total |
| Loans to associated companies and a joint venture | – | – | – | – | 102.2 | – | 102.2 |
| Accounts and other receivables (Non-current) | 3.0 | – | 3.0 | – | 37.0 | – | 37.0 |
| Available-for-sale assets (Non-current) | – | 1.7 | 1.7 | – | – | 6.0 | 6.0 |
| Financial assets at fair value through profit or loss | – | – | – | 79.8 | – | – | 79.8 |
| Other non-current assets | 60.6 | – | 60.6 | – | 36.8 | – | 36.8 |
| Cash and cash equivalents | 625.9 | – | 625.9 | – | 600.8 | – | 600.8 |
| Pledged deposits | 12.0 | – | 12.0 | – | – | – | – |
| Available-for-sale assets (Current) | – | 56.9 | 56.9 | – | – | 24.1 | 24.1 |
| Accounts and other receivables (Current) | 375.7 | – | 375.7 | – | 327.1 | – | 327.1 |
| **Total** | 1,077.2 | 58.6 | 1,135.8 | 79.8 | 1,103.9 | 30.1 | 1,213.8 |

| | Consolidated | | | |
|---|---|---|---|---|
| | 2008 | 2007 | | |
| *US$ millions* | Financial liabilities at amortized cost | Financial liabilities at amortized cost | Financial liabilities at fair value | Total |
| Accounts payable, other payables and accruals | 667.4 | 485.6 | – | 485.6 |
| Short-term borrowings | 1,207.0 | 1,000.1 | – | 1,000.1 |
| Current portion of deferred liabilities and provisions | 18.9 | – | – | – |
| Long-term borrowings | 1,951.7 | 1,044.5 | – | 1,044.5 |
| Deferred liabilities and provisions | 140.3 | – | – | – |
| Derivative liability | – | – | 6.3 | 6.3 |
| **Total** | 3,985.3 | 2,530.2 | 6.3 | 2,536.5 |

| | Company | |
|---|---|---|
| | 2008 | 2007 |
| *US$ millions* | Loans and receivables | Loans and receivables |
| Loans to a joint venture | – | 104.3 |
| Cash and cash equivalents | 45.9 | 106.3 |
| Amounts due from subsidiary companies | 1,889.5 | 1,781.8 |
| Other receivables (Current) | 0.1 | 0.2 |
| **Total** | 1,935.5 | 1,992.6 |

| *US$ millions* | Company 2008 Financial liabilities at amortized cost | 2007 Financial liabilities at amortized cost |
|---|---|---|
| Amounts due to subsidiary companies | 832.6 | 814.5 |
| Other payables and accruals | 0.6 | 0.6 |
| Loans from subsidiary companies | 540.2 | 540.9 |
| **Total** | 1,373.4 | 1,356.0 |

## 40. CAPITAL AND FINANCIAL RISK MANAGEMENT

### (A) Capital Management

The primary objectives of the Group's capital management is to safeguard the Group's ability to continue as a going concern and ensure that it maintains an optimal capital structure for supporting the stability and growth of its business and maximizing shareholder value.

The Group manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended 31 December 2008 and 31 December 2007.

The Group monitors capital using a gearing ratio, which is net debt divided by total equity. The Group's policy is to keep the gearing ratio at an optimal level which supports its business. The Group includes within net debt, short-term borrowings and long-term borrowings, less cash and cash equivalents and pledged deposits. The total equity includes equity attributable to equity holders of the parent and minority interest.

| *US$ millions* | Consolidated 2008 | 2007 (Restated) |
|---|---|---|
| Short-term borrowings | 1,207.0 | 1,000.1 |
| Long-term borrowings | 1,951.7 | 1,044.5 |
| Less cash and cash equivalents | (625.9) | (600.8) |
| Less pledged deposits | (12.0) | – |
| Net debt | 2,520.8 | 1,443.8 |
| Equity attributable to equity holders of the parent | 1,130.1 | 1,131.3 |
| Minority interest | 1,245.1 | 991.7 |
| Total equity | 2,375.2 | 2,123.0 |
| Gearing ratio (times) | 1.06 | 0.68 |

**(B) Financial Risk Management**

The Group's principal financial instruments include the various financial assets (which comprise accounts receivables, other receivables and prepayments, available-for-sale assets, cash and cash equivalents, pledged deposits and financial assets at fair value through profit or loss) and financial liabilities (which comprise accounts payable, other payables and accruals, short-term borrowings, long-term borrowings, deferred liabilities and provisions and derivative liability). The main purpose of the cash and cash equivalents, and short-term and long-term borrowings is to finance the Group's operations. The other financial assets and liabilities, such as accounts receivable and accounts payable, mainly arise directly from its operations.

The Group also enters into derivative transactions, including principally foreign exchange contracts and interest rate swap. The purpose is to manage the currency and interest rate risks arising from the Group's sources of finance and its operations.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(D)(u) to the Financial Statements.

*(a) Market Risk*

(I) Currency Risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning, in addition to natural hedges, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, some of the aforementioned derivative instruments of the Group do not qualify as effective hedges and therefore are not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities at the balance sheet date to a reasonably possible change in the exchange rates of Rupiah and Peso, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (due mainly to foreign exchange gains/losses on translation of the U.S. dollar denominated financial assets and liabilities). There is no significant impact on the other components of the Group's equity.

| | 2008 | | 2007 | |
|---|---|---|---|---|
| *US$ millions* | Depreciation against the U.S. dollar (%) | Effect on profit attributable to equity holders of the parent and retained earnings | Depreciation against the U.S. dollar (%) | Effect on profit attributable to equity holders of the parent and retained earnings |
| Rupiah | (5.4) | (11.4) | (0.9) | (0.3) |
| Peso | (4.0) | (2.4) | (3.0) | - |

(II) Price Risk

The Group's price risk principally relates to the changes in the market value of its equity investments.

(b) *Credit Risk*

For the consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantees. For the water business, the Group allows 60 days of credit to its customers. For the toll road business, the Group collects its toll fees through TMC by cash, prepaid and reloadable electronic toll collection devices and through credit card payments. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which include cash and cash equivalents and certain investments in debt securities classified as available-for-sale assets, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments and the unrealized losses on available-for-sale assets charged directly to the Group's equity.

The Group has no significant concentrations of credit risk.

(c) *Liquidity Risk*

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity capital issues.

The maturity profile of the Group's financial liabilities at 31 December 2008 based on contractual undiscounted payments, including future interest payments, is as follows.

| | Accounts payable, other payables and accruals | | Borrowings | | Deferred liabilities and provisions | | Derivative liability | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| *US$ millions* | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| Not exceeding one year | 667.4 | 485.6 | 1,509.4 | 1,195.6 | 30.0 | - | - | - | 2,206.8 | 1,681.2 |
| More than one year but not exceeding two years | - | - | 298.9 | 270.2 | 24.5 | - | - | - | 323.4 | 270.2 |
| More than two years but not exceeding five years | - | - | 1,851.5 | 1,086.8 | 58.0 | - | - | 6.3 | 1,909.5 | 1,093.1 |
| More than five years | - | - | 692.2 | 56.9 | 77.1 | - | - | - | 769.3 | 56.9 |
| **Total** | 667.4 | 485.6 | 4,352.0 | 2,609.5 | 189.6 | - | - | 6.3 | 5,209.0 | 3,101.4 |

(d) *Fair Value and Cash Flow Interest Rate Risks*

The Group's interest rate risk arises from interest-bearing borrowings, cash and cash equivalents and pledged deposits. Borrowings and cash and cash equivalents with variable interest rate terms expose the Group to cash flow interest rate risk. Borrowings and cash and cash equivalents with fixed interest rate terms expose the Group to fair value interest rate risk. At 31 December 2008, 21.5% (2007: 24.1%) of the Group's borrowings were at fixed rates.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities at the balance sheet date to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (through the impact on variable rate borrowings and cash and cash equivalents). There is no significant impact on the other components of the Group's equity.

| | 2008 | | 2007 | |
|---|---|---|---|---|
| *US$ millions* | **Increase/ (decrease) (Basis points)** | **Effect on profit attributable to equity holders of the parent and retained earnings** | **Increase/ (decrease) (Basis points)** | **Effect on profit attributable to equity holders of the parent and retained earnings** |
| Interest rates for | | | | |
| – U.S. dollar | 50 | (4.8) | (300) | 16.6 |
| – Rupiah | (300) | 0.4 | (50) | 0.6 |
| – Peso | (300) | 5.1 | 100 | (0.2) |

## 41. COMPARATIVE AMOUNTS

As explained in Note 2(B) to the Financial Statements, due to the adoption of HK(IFRIC)-Int 12 during the year, the accounting treatment and presentation of certain items and balances have been revised to comply with such changes. During the year, the Group also changed its classification of the changes in fair value of plantations from cost of sales to other operating expenses/income to better reflect the non-operational nature of such an item. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatments. In addition, the comparative profit and loss statement has been re-presented as if the operation discontinued during the current year had been discontinued at the beginning of the comparative year (Note 8).

## 42. APPROVAL OF THE FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 25 March 2009.

## SUMMARY OF PRINCIPAL INVESTMENTS

**Philippine Long Distance Telephone Company**

**PLDT (PSE: TEL; NYSE: PHI)** is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

| | | |
|---|---|---|
| Sector | : | Telecommunications |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 187.5 million |
| Particulars of issued shares held | : | Common shares of Pesos 5 par value |
| Economic interest | : | 26.4% |

Further information on PLDT can be found at www.pldt.com

**Metro Pacific Investments Corporation**

**MPIC (PSE: MPI)** is a publicly-listed investment and management company based in the Philippines with holdings in infrastructure, utilities and healthcare enterprises.

| | | |
|---|---|---|
| Sector | : | Infrastructure, Utilities and Healthcare |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 7.0 billion |
| Particulars of issued shares held | : | Common shares of Peso 1 par value |
| Economic interest | : | 97.3% |

Further information on MPIC can be found at www.mpic.com.ph

**PT Indofood Sukses Makmur Tbk**

**Indofood (IDX: INDF)** is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

| | | |
|---|---|---|
| Sector | : | Consumer Food Products |
| Place of incorporation/business area | : | Indonesia |
| Issued number of shares | : | 8.8 billion |
| Particulars of issued shares held | : | Shares of Rupiah 100 par value |
| Economic interest | : | 50.1% |

Further information on Indofood can be found at www.indofood.co.id

**Philex Mining Corporation**

**Philex (PSE: PX)** is a Philippine listed company engaged in exploration, development and utilization of mineral resources.

| | | |
|---|---|---|
| Sector | : | Natural Resources |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 3.9 billion |
| Particulars of issued shares held | : | Common shares of Peso 1 par value |
| Economic interest | : | 20.1% |

Further information on Philex can be found at www.philexmining.com.ph

## 3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

The following are the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2009 together with the accompanying notes as extracted from the interim report of the Company for the six months ended 30 June 2009.

**Condensed Consolidated Income Statement**

| **For the six months ended 30 June** *US$ millions* | *Notes* | **(Unaudited) 2009** | **2008** (Restated)[i] |
|---|---|---|---|
| **Turnover** | 2 | 1,809.1 | 2,044.8 |
| Cost of sales | | (1,279.8) | (1,503.6) |
| **Gross Profit** | | 529.3 | 541.2 |
| Gain on divestments and dilutions | | – | 9.8 |
| Distribution costs | | (137.8) | (165.7) |
| Administrative expenses | | (138.5) | (113.0) |
| Other operating income, net | | 96.9 | 81.2 |
| Net borrowing costs | 3 | (110.7) | (60.6) |
| Share of profits less losses of associated companies and joint ventures | | 114.1 | 113.6 |
| **Profit Before Taxation** | 4 | 353.3 | 406.5 |
| Taxation | 5 | (52.7) | (103.3) |
| **Profit for the Period from Continuing Operations** | | 300.6 | 303.2 |
| Profit for the period from a discontinued operation | 6 | 2.7 | 2.3 |
| **Profit for the Period** | | 303.3 | 305.5 |
| **Attributable to:** | | | |
| Owners of the parent | 7 | 164.3 | 156.8 |
| Minority interest | | 139.0 | 148.7 |
| | | 303.3 | 305.5 |
| **Ordinary Share Dividend** | 8 | | |
| U.S. 0.51 cent (2008: U.S. 0.38 cent) per share | | 16.5 | 12.3 |
| **Earnings Per Share Attributable to Owners of the Parent** (U.S. cents) | 9 | | |
| Basic | | | |
| – For profit from continuing operations | | 5.01 | 4.81 |
| – For profit from a discontinued operation | | 0.10 | 0.05 |
| – For profit for the period | | 5.11 | 4.86 |
| Diluted | | | |
| – For profit from continuing operations | | 4.95 | 4.62 |
| – For profit from a discontinued operation | | 0.10 | 0.04 |
| – For profit for the period | | 5.05 | 4.66 |

*(i) Refer to Note 21*

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

**Condensed Consolidated Statement of Comprehensive Income**

| **For the six months ended 30 June**<br>*US$ millions* | **(Unaudited)**<br>**2009** | **2008** |
|---|---|---|
| **Profit for the Period** | 303.3 | 305.5 |
| **Other Comprehensive Income/(Loss)** | | |
| Exchange differences on translating foreign operations | 89.6 | (35.5) |
| Realized exchange reserve upon divestment and dilution of interest in an associated company | – | (0.3) |
| Unrealized gains/(losses) on available-for-sale assets | 28.3 | (5.6) |
| Realized gains on available-for-sale assets | – | (0.1) |
| Realized losses on cash flow hedges | 0.7 | – |
| Unrealized losses on cash flow hedges | (2.1) | (7.5) |
| Income tax related to cash flow hedges | 0.1 | – |
| Share of revaluation increment of an associated company's assets | 5.0 | – |
| Other comprehensive income/(loss) for the period, net of tax | 121.6 | (49.0) |
| **Total Comprehensive Income for the Period** | 424.9 | 256.5 |
| **Attributable to:** | | |
| Owners of the parent | 214.0 | 94.5 |
| Minority interest | 210.9 | 162.0 |
| | 424.9 | 256.5 |

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

**Condensed Consolidated Statement of Financial Position**

| *US$ millions* | *Notes* | (Unaudited) At 30 June 2009 | (Audited) At 31 December 2008 |
|---|---|---|---|
| **Non-current Assets** | | | |
| Property, plant and equipment | 10 | 934.5 | 808.4 |
| Plantations | | 889.4 | 744.5 |
| Associated companies and joint ventures | 11 | 1,184.8 | 1,202.3 |
| Goodwill | | 718.5 | 675.6 |
| Other intangible assets | 12 | 1,546.7 | 1,538.5 |
| Accounts receivable, other receivables and prepayments | | 4.3 | 3.0 |
| Prepaid land premiums | | 160.7 | 153.2 |
| Available-for-sale assets | | 91.5 | 1.7 |
| Deferred tax assets | | 46.2 | 38.7 |
| Other non-current assets | | 270.2 | 217.1 |
| | | 5,846.8 | 5,383.0 |
| **Current Assets** | | | |
| Cash and cash equivalents | | 616.5 | 625.9 |
| Pledged deposits and restricted cash | 13 | 30.8 | 12.0 |
| Available-for-sale assets | | 55.7 | 56.9 |
| Accounts receivable, other receivables and prepayments | 14 | 408.3 | 435.5 |
| Inventories | | 602.9 | 557.4 |
| Assets held for sale | | 8.4 | – |
| | | 1,722.6 | 1,687.7 |
| Assets of a disposal group classified as held for sale | 6 | – | 128.3 |
| | | 1,722.6 | 1,816.0 |

| *US$ millions* | *Notes* | (Unaudited) At 30 June 2009 | (Audited) At 31 December 2008 |
|---|---|---|---|
| **Current Liabilities** | | | |
| Accounts payable, other payables and accruals | 15 | 631.5 | 667.4 |
| Short-term borrowings | | 1,068.2 | 1,207.0 |
| Provision for taxation | | 23.4 | 55.8 |
| Current portion of deferred liabilities and provisions | 16 | 81.6 | 39.4 |
| | | 1,804.7 | 1,969.6 |
| Liabilities directly associated with the assets classified as held for sale | 6 | – | 106.1 |
| | | 1,804.7 | 2,075.7 |
| **Net Current Liabilities** | | (82.1) | (259.7) |
| **Total Assets Less Current Liabilities** | | 5,764.7 | 5,123.3 |
| **Equity** | | | |
| Issued share capital | | 32.2 | 32.1 |
| Retained earnings | | 335.6 | 196.0 |
| Other components of equity | | 959.2 | 902.0 |
| Equity attributable to owners of the parent | | 1,327.0 | 1,130.1 |
| Minority interest | | 1,410.1 | 1,245.1 |
| **Total Equity** | | 2,737.1 | 2,375.2 |
| **Non-current Liabilities** | | | |
| Long-term borrowings | | 2,256.5 | 1,951.7 |
| Deferred liabilities and provisions | 16 | 405.1 | 432.4 |
| Deferred tax liabilities | | 366.0 | 364.0 |
| | | 3,027.6 | 2,748.1 |
| | | 5,764.7 | 5,123.3 |

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

**MANUEL V. PANGILINAN**
*Managing Director and Cheif Executive Officer*

4 September 2009

## Condensed Consolidated Statement of Changes in Equity

| | Equity attributable to owners of the parent | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *US$ millions* | Issued share capital | Share premium | Share options issued | Exchange reserve | Unrealized gains/ (losses) on available-for -sale assets | Unrealized gains/ (losses) on cash flow hedges | Income tax related to cash flow hedges | Capital and other reserves | Retained earnings | Total | Minority interest | (Unaudited) Total equity |
| Balance at 1 January 2008 | 32.2 | 971.7 | 17.6 | 44.1 | 10.3 | 11.0 | (3.7) | (2.3) | 55.6 | 1,136.5 | 992.6 | 2,129.1 |
| Total comprehensive income for the period | - | - | - | (51.8) | (3.0) | (11.1) | 3.6 | - | 156.8 | 94.5 | 162.0 | 256.5 |
| Issue of shares upon the exercise of share options | 0.1 | 2.4 | (0.9) | - | - | - | - | - | - | 1.6 | - | 1.6 |
| Repurchase and cancellation of shares | (0.1) | - | - | - | - | - | - | 0.1 | (4.3) | (4.3) | - | (4.3) |
| Equity-settled share option arrangements | - | - | 11.1 | - | - | - | - | - | - | 11.1 | - | 11.1 |
| 2007 special and final dividends paid | - | - | - | - | - | - | - | - | (32.9) | (32.9) | - | (32.9) |
| Dividends declared to minority shareholders | - | - | - | - | - | - | - | - | - | - | (19.2) | (19.2) |
| Balance at 30 June 2008 | 32.2 | 974.1 | 27.8 | (7.7) | 7.3 | (0.1) | (0.1) | (2.2) | 175.2 | 1,206.5 | 1,135.4 | 2,341.9 |
| Balance at 1 January 2009 | 32.1 | 974.1 | 34.7 | (116.0) | 11.7 | 2.1 | (0.2) | (4.4) | 196.0 | 1,130.1 | 1,245.1 | 2,375.2 |
| Total comprehensive income for the period | - | - | - | 16.5 | 29.4 | (1.3) | 0.1 | 5.0 | 164.3 | 214.0 | 210.9 | 424.9 |
| Issue of shares upon the exercise of share options | 0.1 | 1.2 | (0.4) | - | - | - | - | - | - | 0.9 | - | 0.9 |
| Equity-settled share option arrangements | - | - | 6.8 | - | - | - | - | - | - | 6.8 | - | 6.8 |
| 2008 final dividend paid | - | - | - | - | - | - | - | - | (24.7) | (24.7) | - | (24.7) |
| Dividends declared and paid to minority shareholders | - | - | - | - | - | - | - | - | - | - | (32.9) | (32.9) |
| Acquisition of minority interest | - | - | - | - | - | - | - | - | - | - | (6.6) | (6.6) |
| Disposal of a disposal group classified as held for sale | - | - | - | - | - | - | - | (0.1) | - | (0.1) | (6.4) | (6.5) |
| **Balance at 30 June 2009** | 32.2 | 975.3 | 41.1 | (99.5) | 41.1 | 0.8 | (0.1) | 0.5 | 335.6 | 1,327.0 | 1,410.1 | 2,737.1 |

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

**Condensed Consolidated Statement of Cash Flows**

| **For the six months ended 30 June**<br>*US$ millions* | *Notes* | **(Unaudited)**<br>**2009** | **2008**<br>(Restated)[i] |
|---|---|---|---|
| **Profit Before Taxation** | | | |
| From continuing operations | | 353.3 | 406.5 |
| From a discontinued operation | | 1.7 | 2.8 |
| Adjustments for: | | | |
| Interest expenses | 3 | 123.3 | 79.4 |
| Amortization of other intangible assets | 4 | 44.1 | – |
| Depreciation | 4 | 40.8 | 42.2 |
| Equity-settled share option expense | | 5.7 | 11.1 |
| Recognition of prepaid land premiums | 4 | 2.8 | 3.2 |
| Share of profits less losses of associated companies and joint ventures | | (114.1) | (113.6) |
| Gain on changes in fair value of plantations | 4 | (53.8) | (69.8) |
| Foreign exchange and derivative (gains)/losses, net | 4 | (32.0) | 1.1 |
| Increase in other non-current assets | | (30.5) | (14.1) |
| Interest income | 3 | (12.6) | (18.8) |
| Increase in accounts receivables, other receivables and prepayment (Non-current) | | (1.1) | (0.1) |
| Gain on sale of property, plant and equipment | 4 | (0.3) | (0.5) |
| Gain on divestment and dilution of interest in an associated company | 4 | – | (9.8) |
| Others | | 7.2 | 5.5 |
| | | 334.5 | 325.1 |
| Increase in working capital[ii] | | (141.1) | (153.7) |
| Net cash generated from operations | | 193.4 | 171.4 |
| Interest received | | 9.0 | 17.2 |
| Interest paid | | (110.1) | (88.2) |
| Tax paid | | (100.9) | (79.1) |
| **Net Cash (Outflow)/Inflow from Operating Activities** | | (8.6) | 21.3 |

| For the six months ended 30 June<br>*US$ millions* | *Notes* | (Unaudited)<br>2009 | 2008<br>(Restated)(i) |
|---|---|---|---|
| Dividend received from associated companies | | 127.3 | 140.1 |
| Proceeds from sale of property, plant and equipment | | 1.4 | 3.9 |
| Purchase of property, plant and equipment | | (111.6) | (55.8) |
| Acquisition of available-for-sale assets | | (59.3) | (36.1) |
| Investments in other intangible assets | | (43.7) | – |
| Investments in plantations | | (32.6) | (38.2) |
| Investments in associated companies | | (15.5) | (11.8) |
| Increased investments in subsidiary companies | | (8.1) | – |
| (Advances to)/repayment from associated companies, net | | (0.1) | 1.9 |
| Proceeds from disposal of available-for-sale assets | | – | 7.2 |
| Loans to a joint venture, net | | – | (19.0) |
| Deposit for acquisition of a subsidiary company | | – | (4.1) |
| **Net Cash Outflow from Investing Activities** | | (142.2) | (11.9) |
| Net borrowings raised | | 187.4 | 200.6 |
| Proceeds from the exercise of share options | | 0.9 | 1.6 |
| Increase in time deposits with original maturity of more than three months | | (61.3) | – |
| Dividends paid to shareholders | | (24.7) | (32.9) |
| Increase in restricted cash | | (18.8) | – |
| Dividends paid to minority shareholders by subsidiary companies | | (14.2) | – |
| Share issue expenses of a subsidiary company | | (0.3) | – |
| Repurchase of shares | | – | (4.3) |
| **Net Cash Inflow from Financing Activities** | | 69.0 | 165.0 |
| **Net (Decrease)/Increase in Cash and Cash Equivalents** | | (81.8) | 174.4 |
| Cash and cash equivalents at 1 January | | 625.9 | 600.8 |
| Exchange translation | | 11.1 | 4.7 |
| **Cash and Cash Equivalents at 30 June** | | 555.2 | 779.9 |
| **Representing** | | | |
| Cash and cash equivalents | | 616.5 | 779.9 |
| Less time deposits with original maturity of more than three months | | (61.3) | – |
| **Cash and Cash Equivalents at 30 June** | | 555.2 | 779.9 |

*(i) Refer to Note 21*

*(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.*

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

## Notes to the Condensed Interim Financial Statements

### 1. BASIS OF PREPARATION AND IMPACT OF NEW AND REVISED HKFRSs

#### (A) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2008 audited financial statements.

#### (B) Impact of New and Revised HKFRSs

Certain changes to Hong Kong GAAP have been implemented during 2009 as a consequence of the following new and revised Hong Kong Financial Reporting Standards (HKFRSs) (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA:

| | |
|---|---|
| HKAS 1 (Revised) | "Presentation of Financial Statements"(i) |
| HKAS 23 (Revised) | "Borrowing Costs"(i) |
| HKAS 32 and HKAS 1 Amendments | "Puttable Financial Instruments and Obligations Arising on Liquidation"(i) |
| HKAS 39 Amendments | "Eligible Hedged Items"(ii) |
| HKFRS 1 and HKAS 27 Amendments | "Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"(i) |
| HKFRS 2 Amendments | "Share-based Payment – Vesting Conditions and Cancellations"(i) |
| HKFRS 7 Amendments | "Financial Instruments: Disclosures"(i) |
| HKFRS 8 | "Operating Segments"(i) |
| HK(IFRIC)-Int 9 and HKAS39 Amendments | "Reassessment of Embedded Derivatives"(iii) |
| HK(IFRIC)-Int 13 | "Customer Loyalty Programmes"(iv) |
| HK(IFRIC)-Int 15 | "Agreements for the Construction of Real Estate"(i) |
| HK(IFRIC)-Int 16 | "Hedges of a Net Investment in a Foreign Operation"(v) |
| Annual Improvements to HKFRSs | "Improvements to HKFRSs"(vi) |
| | "Improvements to HKFRSs 2009"(vii) |

(i) Effective for annual periods commencing on or after 1 January 2009
(ii) Effective for annual periods commencing on or after 1 July 2009
(iii) Effective for annual periods ending on or after 30 June 2009
(iv) Effective for annual periods commencing on or after 1 July 2008
(v) Effective for annual periods commencing on or after 1 October 2008
(vi) Generally effective for annual periods commencing on or after 1 January 2009, unless otherwise stated in the specific HKFRSs
(vii) Generally effective for annual periods commencing on or after 1 January 2010, unless otherwise stated in the specific HKFRSs

The adoption of the above pronouncements has had no effect on both the profit attributable to owners of the parent for the periods ended 30 June 2009 and 30 June 2008 and equity attributable to owners of the parent at 30 June 2009 and 31 December 2008, but only results in certain changes in the financial statements presentation and disclosures.

## 2. TURNOVER AND SEGMENTAL INFORMATION

| **For the six months ended 30 June**<br>*US$ millions* | **2009** | **2008**<br>(Restated) |
|---|---|---|
| **Turnover** | | |
| Sale of goods | 1,624.3 | 2,003.8 |
| Rendering of services | 184.8 | 41.0 |
| **Total** | 1,809.1 | 2,044.8 |

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating results is regularly reviewed by the Group's chief operating decision maker who makes decisions about how resources are to be allocated to the segment and assesses its performance, and for which discrete financial information is available to him.

The Board of Directors considers the business from both product or service and geographical perspective. From a product or service perspective, the Group business interests are divided into four main segments, which are telecommunications, infrastructure, consumer food products and natural resources. Geographically, the Board of Directors considers the businesses of the Group are operating in the Philippines and Indonesia, respectively. Details of the Group's principal investments are provided on pages 129 to 130.

The Board of Directors assesses the performance of the operating segments based on a measure of recurring profit. This measurement basis measures the profit attributable to owners of the parent excluding the effects of foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items. Non-recurring items represent certain items, through occurrence or size, which are not considered as usual operating items.

The revenue, results, total assets, total liabilities and other information regarding the Group's reportable businesses for the six months ended 30 June 2009 and 2008 and at 30 June 2009 and 31 December 2008 are as follows.

**By Principal Business Activity – 2009**

| | The Philippines | | | Indonesia | | |
|---|---|---|---|---|---|---|
| **For the six months ended/at 30 June** *US$ millions* | Telecom-munications | Infrastructure | Natural Resources | Consumer Food Products | Head Office | 2009 Total |
| **Revenue** | | | | | | |
| Turnover | – | 156.2 | – | 1,652.9 | – | 1,809.1 |
| **Results** | | | | | | |
| Recurring profit | 102.9 | 14.6 | 2.1 | 31.8 | (23.9) | 127.5 |
| **Assets and Liabilities** | | | | | | |
| Associated companies and joint ventures | 1,007.0 | 54.9 | 116.1 | 3.1 | 3.7 | 1,184.8 |
| Other assets | – | 1,765.2 | – | 4,450.1 | 169.3 | 6,384.6 |
| Total assets | 1,007.0 | 1,820.1 | 116.1 | 4,453.2 | 173.0 | 7,569.4 |
| Borrowings | – | 672.3 | – | 1,872.0 | 780.4 | 3,324.7 |
| Other liabilities | – | 534.8 | – | 876.7 | 96.1 | 1,507.6 |
| Total liabilities | – | 1,207.1 | – | 2,748.7 | 876.5 | 4,832.3 |
| **Other Information** | | | | | | |
| Depreciation and amortization | – | (37.3) | – | (47.4) | (0.2) | (84.9) |
| Interest income | – | 5.4 | – | 6.4 | 0.8 | 12.6 |
| Interest expenses | – | (38.9) | – | (72.0) | (12.4) | (123.3) |
| Share of profits less losses of associated companies and joint ventures | 107.1 | 3.1 | 3.9 | – | – | 114.1 |
| Taxation | – | 23.2 | – | (69.5) | (6.4) | (52.7) |
| Additions to non-current assets (other than financial instruments and deferred tax assets) | – | 53.5 | – | 186.8 | – | 240.3 |

**By Principal Business Activity – 2008**

| For the six months ended at 30 June/ at 31 December | The Philippines | | | Indonesia | | |
|---|---|---|---|---|---|---|
| *US$ millions* | Telecom-munications | Infrastructure | Natural Resources | Consumer Food Products | Head Office | 2008 (Restated) Total |
| **Revenue** | | | | | | |
| Turnover | – | – | – | 2,044.8 | – | 2,044.8 |
| **Results** | | | | | | |
| Recurring profit | 106.9 | 1.1 | – | 50.6 | (32.1) | 126.5 |
| **Assets and Liabilities** | | | | | | |
| Associated companies and joint ventures | 1,040.5 | 48.0 | 95.1 | 15.4 | 3.3 | 1,202.3 |
| Other assets | – | 1,940.6 | – | 4,039.9 | 16.2 | 5,996.7 |
| Total assets | 1,040.5 | 1,988.6 | 95.1 | 4,055.3 | 19.5 | 7,199.0 |
| Borrowings | – | 677.7 | – | 1,696.6 | 784.4 | 3,158.7 |
| Other liabilities | – | 745.0 | – | 862.7 | 57.4 | 1,665.1 |
| Total liabilities | – | 1,422.7 | – | 2,559.3 | 841.8 | 4,823.8 |
| **Other Information** | | | | | | |
| Depreciation and amortization | – | (0.5) | – | (41.4) | (0.3) | (42.2) |
| Interest income | – | 4.6 | – | 8.0 | 6.2 | 18.8 |
| Interest expenses | – | (4.6) | – | (54.8) | (20.0) | (79.4) |
| Share of profits less losses of associated companies and joint ventures | 117.8 | (3.9) | – | (0.3) | – | 113.6 |
| Taxation | – | 3.1 | – | (101.3) | (5.1) | (103.3) |
| Additions to non-current assets (other than financial instruments and deferred tax assets) | – | 1.0 | – | 108.7 | – | 109.7 |

A reconciliation between profit before taxation as shown in the condensed consolidated income statement and recurring profit is as follows.

| **For the six months ended 30 June** *US$ millions* | **2009** | **2008** (Restated) |
|---|---|---|
| Profit before taxation | | |
| – Continuing operations | 353.3 | 406.5 |
| – A discontinued operation | 1.7 | 2.8 |
| Exclusion of: | | |
| – Foreign exchange and derivative (gains)/losses *(Note 7)* | (23.2) | 2.4 |
| – Gain on changes in fair value of plantations *(Note 4)* | (53.8) | (69.8) |
| – Non-recurring items | (14.9) | (17.5) |
| Deduction of attributable taxation and minority interest | (135.6) | (197.9) |
| **Recurring profit** | 127.5 | 126.5 |

## 3. NET BORROWING COSTS

| **For the six months ended 30 June** *US$ millions* | **2009** | **2008** (Restated) |
|---|---|---|
| Bank loans and other loans | | |
| – Wholly repayable within five years | 99.2 | 76.8 |
| – Not wholly repayable within five years | 24.3 | 2.6 |
| Less borrowing costs capitalized in other intangible assets | (0.2) | – |
| **Total Borrowing Costs** | 123.3 | 79.4 |
| Less interest income | (12.6) | (18.8) |
| **Net Borrowing Costs** | 110.7 | 60.6 |

## 4. PROFIT BEFORE TAXATION

| **For the six months ended 30 June** *US$ millions* | **2009** | **2008** |
|---|---|---|
| **Profit Before Taxation is Stated after (Charging)/Crediting** [(i)] | | |
| Cost of inventories sold | (750.8) | (1,212.6) |
| Employee remuneration | (182.7) | (182.0) |
| Cost of services rendered | (94.1) | (19.7) |
| Amortization of other intangible assets | (44.1) | – |
| Depreciation *(Note 10)* | (40.8) | (42.2) |
| Impairment losses for accounts receivable [(ii)] | (3.9) | (4.6) |
| Recognition of prepaid land premiums | (2.8) | (3.2) |
| Gain on changes in fair value of plantations | 53.8 | 69.8 |
| Foreign exchange and derivative gains/(losses), net *(Note 7)* | 32.0 | (1.1) |
| Gain on sale of property, plant and equipment | 0.3 | 0.5 |
| Gain on divestment and dilution of interest in an associated company | – | 9.8 |
| Realized gains on sale of available-for-sale assets | – | 0.1 |

*(i) Include amounts (charged)/credited in respect of a discontinued operation*
*(ii) Included in distribution costs*

## 5. TAXATION

No Hong Kong profits tax (2008: Nil) has been provided as the Group had no estimated assessable profits (2008: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

| **For the six months ended 30 June** *US$ millions* | **2009** | **2008** (Restated) |
|---|---|---|
| **Subsidiary Companies – Overseas** | | |
| Current taxation | 61.0 | 87.6 |
| Deferred taxation | (8.3) | 15.7 |
| **Total** | 52.7 | 103.3 |

Included within share of profits less losses of associated companies and joint ventures is taxation of US$45.5 million (2008: US$77.1 million) and which is analyzed as follows.

| **For the six months ended 30 June** *US$ millions* | **2009** | **2008** |
|---|---|---|
| **Associated Companies and Joint Ventures – Overseas** | | |
| Current taxation | 42.2 | 46.5 |
| Deferred taxation | 3.3 | 30.6 |
| **Total** | 45.5 | 77.1 |

6. **A DISCONTINUED OPERATION**

Following a strategic review of MPIC's businesses which focus on core infrastructure, MPIC's directors decided in late 2008 to divest part of its interest in the property business, Landco Pacific Corporation (Landco), which was operated by MPIC. As at 31 December 2008, the Group's investment in Landco was classified as a disposal group held for sale. In June 2009, MPIC disposed 17.0% interest in Landco for Pesos 203 million (US$4.2 million), thereby reducing its interest in Landco from 51.0% to 34.0%. Following this transaction, the Group's remaining 34.0% interest in Landco was classified as non-current assets held for sale.

7. **PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT**

The profit attributable to owners of the parent includes US$3.3 million of net foreign exchange and derivative gains (2008: losses of US$4.8 million) on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives, US$8.4 million (2008: US$12.7 million) of gain on changes in fair value of plantations and US$25.1 million (2008: US$22.4 million) of net non-recurring gains.

**Analysis of Foreign Exchange and Derivative Gains/(Losses)**

| **For the six months ended 30 June** *US$ millions* | **2009** | **2008** |
|---|---|---|
| Foreign exchange and derivative gains/(losses) | | |
| – Subsidiary companies *(Note 4)* | 32.0 | (1.1) |
| – Associated companies and joint ventures | (8.8) | (1.3) |
| Subtotal | 23.2 | (2.4) |
| Attributable to taxation and minority interest | (19.9) | (2.4) |
| **Total** | 3.3 | (4.8) |

The non-recurring gains of US$25.1 million for 2009 mainly represent Maynilad's reversal of provision for deferred credits following a resolution of new tariff rates with the regulator. The non-recurring gains of US$22.4 million for 2008 mainly comprise a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million.

8. **ORDINARY SHARE DIVIDEND**

At a meeting held on 4 September 2009, the Directors declared an interim cash dividend of U.S. 0.51 cent (2008: U.S. 0.38 cent) per ordinary share.

## 9. EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT

The calculation of basic earnings per share is based on the profit for the period attributable to owners of the parent of US$164.3 million (2008: US$156.8 million), and the weighted average number of ordinary shares of 3,214.3 million (2008: 3,226.4 million) in issue during the period.

The calculation of diluted earnings per share is based on: (i) the profit for the period attributable to owners of the parent of US$164.3 million (2008: US$156.8 million) reduced by the dilutive impact of (a) US$0.1 million (2008: US$0.1 million) in respect of the exercise of share options issued by its associated companies and (b) nil (2008: US$3.4 million) in respect of the convertible notes issued by its previous joint venture DMWC (which became a subsidiary company since July 2008) and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,214.3 million (2008: 3,226.4 million) in issue during the period (as used in the basic earnings per share calculation) and the weighted average number of ordinary shares of 37.6 million (2008: 59.9 million) assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The impact upon full conversion of the MPIC's share options has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the period would actually increase the earnings per share.

## 10. PROPERTY, PLANT AND EQUIPMENT

The movements in property, plant and equipment are set out below.

| *US$ millions* | **2009** | **2008** |
|---|---|---|
| At 1 January | 808.4 | 784.1 |
| Exchange translation | 56.3 | 15.8 |
| Additions | 111.6 | 55.8 |
| Depreciation *(Note 4)* | (40.8) | (42.2) |
| Disposals | (1.0) | (3.4) |
| **At 30 June** | 934.5 | 810.1 |

## 11. ASSOCIATED COMPANIES AND JOINT VENTURES

| *US$ millions* | **At 30 June 2009** | **At 31 December 2008** |
|---|---|---|
| PLDT | 1,007.0 | 1,040.5 |
| Philex | 116.1 | 95.1 |
| MPIC | 54.9 | 48.0 |
| Others | 6.8 | 18.7 |
| **Total** | 1,184.8 | 1,202.3 |

## 12. OTHER INTANGIBLE ASSETS

| *US$ millions* | At 30 June 2009 | At 31 December 2008 |
|---|---|---|
| Concession assets-Water | 840.3 | 837.9 |
| Concession assets-Tollroad | 345.4 | 354.6 |
| Brands | 361.0 | 346.0 |
| **Total** | 1,546.7 | 1,538.5 |

Concession assets-Water represent the concession held by Maynilad for its exclusive right granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila during its concession period. Concession assets-Tollroad represent the concession held by Manila North Tollways Corporation (MNTC) for its right, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) during its concession period. Brands represent the brands held by PT Indolakto for its various milk-related products.

## 13. PLEDGED DEPOSITS AND RESTRICTED CASH

At 30 June 2009, the Group had US$12.0 million (31 December 2008: US$12.0 million) of pledged bank deposits and US$18.8 million (31 December 2008: Nil) of cash which was restricted as to use.

## 14. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$259.5 million (31 December 2008: US$258.1 million) with an ageing profile as below.

| *US$ millions* | At 30 June 2009 | At 31 December 2008 |
|---|---|---|
| 0 to 30 days | 209.8 | 204.3 |
| 31 to 60 days | 10.0 | 12.0 |
| 61 to 90 days | 5.7 | 6.7 |
| Over 90 days | 34.0 | 35.1 |
| **Total** | 259.5 | 258.1 |

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days for credit for its water service customers, (b) collects toll fees through its associated company, Tollways Management Corporation (TMC), by cash, the users' prepaid and reloadable electronic toll collection devices and credit card payment arrangements.

## 15. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$195.3 million (31 December 2008: US$233.4 million) with an ageing profile as below.

| *US$ millions* | At 30 June 2009 | At 31 December 2008 |
|---|---|---|
| 0 to 30 days | 163.9 | 220.7 |
| 31 to 60 days | 5.8 | 8.5 |
| 61 to 90 days | 1.0 | 2.6 |
| Over 90 days | 24.6 | 1.6 |
| **Total** | 195.3 | 233.4 |

## 16. DEFERRED LIABILITIES AND PROVISIONS

| *US$ millions* | Long-term liabilities | Pension | Others | 2009 Total | 2008 Total |
|---|---|---|---|---|---|
| At 1 January | 259.7 | 137.7 | 74.4 | 471.8 | 197.9 |
| Exchange translation | (2.4) | 9.7 | (0.7) | 6.6 | 3.2 |
| Additions | 55.0 | 16.3 | 4.3 | 75.6 | 21.9 |
| Payment and utilization | (47.5) | (4.9) | (14.9) | (67.3) | (0.7) |
| **At 30 June** | 264.8 | 158.8 | 63.1 | 486.7 | 222.3 |
| **Presented as:** | | | | | |
| **Current Portion** | 64.2 | – | 17.4 | 81.6 | 17.3 |
| **Non-current Portion** | 200.6 | 158.8 | 45.7 | 405.1 | 205.0 |
| **Total** | 264.8 | 158.8 | 63.1 | 486.7 | 222.3 |

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains and other payables which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The others mainly relate to MNTC's provision for value added taxes and a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

**17. COMMITMENTS AND CONTINGENT LIABILITIES**

**(A) Capital Expenditure**

| *US$ millions* | **At 30 June 2009** | **At 31 December 2008** |
|---|---|---|
| Commitments in respect of subsidiary companies: | | |
| Authorized, but not contracted for | 207.8 | 548.2 |
| Contracted, but not provided for | 171.7 | 6.3 |
| **Total** | 379.5 | 554.5 |

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

**(B) Contingent Liabilities**

At 30 June 2009, except for US$56.9 million (31 December 2008: US$53.7 million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (31 December 2008: Nil).

## 18. SHARE OPTIONS

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 30 June 2009 are set out below.

### (A) Particulars of the Company's Share Option Scheme

| | Share options held at 1 January 2009 | Share options granted during the period | Share options exercised during the period | Share options held at 30 June 2009 | Share options exercise price *(HK$)* | Market price at date of grant *(HK$)* | Market price during the period of exercise *(HK$)* | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | | |
| Manuel V. Pangilinan | 31,800,000 | - | - | 31,800,000 | 1.76 | 1.76 | - | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 30,200,000 | - | - | 30,200,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Edward A. Tortorici | 3,560,000 | - | (3,560,000) | - | 1.76 | 1.76 | 3.77 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 18,200,000 | - | - | 18,200,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Robert C. Nicholson | 14,000,000 | - | - | 14,000,000 | 1.76 | 1.76 | - | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 15,500,000 | - | - | 15,500,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Non-Executive Directors** | | | | | | | | | | | |
| Ambassador Albert F. del Rosario | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Benny S. Santoso | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Independent Non-Executive Directors** | | | | | | | | | | | |
| Graham L. Pickles | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Prof. Edward K.Y. Chen *GBS, CBE, JP* | 1,340,000 | - | - | 1,340,000 | 1.76 | 1.76 | - | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Sir David W. C. Tang, *KBE* | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| **Senior Executives** | 29,032,000 | - | - | 29,032,000 | 1.76 | 1.76 | - | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 4,500,000 | - | - | 4,500,000 | 3.275 | 3.25 | - | 7 June 2006 | December 2010 | June 2007 | June 2016 |
| | 42,220,000 | - | - | 42,220,000 | 5.33 | 5.33 | - | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Total** | 211,832,000 | - | (3,560,000) | 208,272,000 | | | | | | | |

Further information regarding the Company's share option scheme has been set out on pages 147 and 148 of the Company's 2008 Annual Report.

**(B) Particulars of MPIC's Share Option Scheme**

| | Share options held at 1 January 2009 | Share options granted during the period | Share options exercised during the period | Share options held at 30 June 2009 | Share options exercise price (Peso) | Market price at date of grant (Peso) | Market price during the period of exercise (Peso) | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | | | |
| Manuel V. Pangilinan | 7,500,000 | - | - | 7,500,000 | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | 7,500,000 | - | 7,500,000 | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Edward A. Tortorici | 5,000,000 | - | - | 5,000,000 | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | 5,000,000 | - | 5,000,000 | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Ambassador Albert F. del Rosario | 2,500,000 | - | - | 2,500,000 | 2.12 | 2.10 | - | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | 2,500,000 | - | 2,500,000 | 2.73 | 2.65 | - | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| **Senior Executives** | 46,000,000 | - | (2,250,000) | 43,750,000 | 2.12 | 2.10 | 5.60 | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | - | 47,925,245 | (1,250,000) | 46,675,245 | 2.73 | 2.65 | 5.60 | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| **Total** | 61,000,000 | 62,925,245 | (3,500,000) | 120,425,245 | | | | | | | |

At the annual general meeting held on 1 June 2007, the Company's shareholders approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme was subsequently approved by MPIC's shareholders and became effective on 14 June 2007 and would be valid for 10 years.

The maximum number of shares on which options may be granted under the scheme may not exceed 10% of the issued share capital of MPIC as 1 June 2007, at the date on which the MPIC's share option scheme was approved by the Company's shareholders on the annual general meeting held on 1 June 2007. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed 1% of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC's shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's shares for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

On 9 December 2008, 61,000,000 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on the Black-Scholes option pricing model, was Peso 0.37 or an aggregate value of Pesos 22.8 million (US$0.5 million) for all options granted. The assumptions used were as follows:

| | |
|---|---|
| Share price at the date of grant | Pesos 2.10 |
| Exercise price | Pesos 2.12 |
| Expected volatility (based on historical volatility of the MPIC's share commensurate with the average expected life of the options granted) | 76% |
| Option life | 4 years |
| Average risk-free interest rate (based on the Philippine government zero coupon bond) | 6.26% per annum |

On 10 March 2009, 62,925,245 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on Black-Scholes option pricing model, was Peso 0.51 or an aggregate value of Pesos 31.8 million (US$0.7 million) for all options granted. The assumptions used were as follows:

| | |
|---|---|
| Share price at the date of grant | Pesos 2.65 |
| Exercise price | Pesos 2.73 |
| Expected volatility (based on historical volatility of the MPIC's share commensurate with the average expected life of the options granted) | 64% |
| Option life | 4 years |
| Average risk-free interest rate (based on the Philippine government zero coupon bond) | 4.53% per annum |

The Black-Scholes option pricing model, applied for determining the estimated values of the share options granted under MPIC's scheme, requires input of higher subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2D(r) (III) to the Company's 2008 audited financial statements set out on pages 103 and 104 of the Company's 2008 Annual Report.

At a special shareholders' meetings of MPIC held on 20 February 2009, MPIC's shareholders approved the amendments to MPIC's share options scheme which include (i) a refreshment of the number of MPIC options that may be granted to take into account of the increase in the capital stock of MPIC or other changes to its capital structure which have either been approved by the shareholders, implemented, in process, or which may potentially be approved or implemented in the future; and (ii) the inclusion in MPIC's share option plan of a requirement for MPIC to comply with relevant corporate requirements and regulations applicable to MPIC's parent company. The amendments were subsequently approved by the Company's shareholders in the annual general meeting held on 3 June 2009.

## 19. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(A) In June 2009, MPIC entered into a sale and purchase agreement with AB Holdings Corporation (ABHC), Alfred Xerex-Burgos, Jr. (AXB) (together the 49.0% shareholder of Landco) and Landco pursuant to which MPIC sold 1.3 million common shares of Landco (representing 17.0% interest in Landco) for a consideration of Pesos 203 million (approximately US$4.2 million) to ABHC. This transaction also constituted a connected transaction as defined in Chapter 14A of the Listing Rules.

(B) Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, has a technical assistance agreement with Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2008, subject to renewal upon mutual agreement between the parties. The agreement provides for payments of technical service fees equivalent to 1% (2008: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 322 million (US$6.7 million) for the period ended 30 June 2009 (30 June 2008: Pesos 303 million or US$7.2 million). At 30 June 2009, the outstanding technical service fee payable amounted to Pesos 214 million (US$4.5 million) (31 December 2008: outstanding prepaid technical service fee of Pesos 8 million or US$0.2 million).

(C) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

**Nature of transactions**

| **For the six months ended 30 June**<br>*US$ millions* | **2009** | **2008** |
|---|---|---|
| **Income Statement Items** | | |
| Sales of finished goods | | |
| – to associated companies and joint ventures | 14.0 | 12.7 |
| – to affiliated companies | 25.1 | 28.1 |
| Purchases of raw materials | | |
| – from associated companies and joint ventures | 19.4 | 22.9 |
| – from affiliated companies | 5.7 | 5.5 |
| Management and technical services fee income and royalty income | | |
| – from associated companies and joint ventures | 0.5 | 0.5 |
| – from affiliated companies | 2.5 | 1.8 |
| Insurance expenses | | |
| – to affiliated companies | 1.4 | 1.3 |
| Rental expenses | | |
| – to affiliated companies | 0.5 | 0.6 |
| Transportation and pump services expenses | | |
| – to affiliated companies | 0.2 | 0.2 |

Approximately 2% (2008: 2%) of Indofood's sales and 2% (2008: 2%) of its purchases were transacted with these related parties.

**Nature of balances**

| *US$ millions* | At 30 June 2009 | At 31 December 2008 |
|---|---|---|
| **Statement of Financial Position Items** | | |
| Accounts receivable – trade | | |
| – from associated companies and joint ventures | 4.5 | 2.6 |
| – from affiliated companies | 11.8 | 13.3 |
| Accounts receivable – non-trade | | |
| – from associated companies and joint ventures | 0.2 | 0.4 |
| – from affiliated companies | 10.4 | 8.3 |
| Accounts payable – trade | | |
| – to associated companies and joint ventures | 4.9 | 3.6 |
| – to affiliated companies | 3.5 | 2.3 |
| Accounts payable – non-trade | | |
| – to affiliated companies | 21.8 | 19.2 |

(D) During the period ended 30 June 2009, MPIC's subsidiary company, Maynilad, entered into certain construction contracts with DMCI Holdings Inc. (DMCI) (a 44.6% shareholder of DMWC, Maynilad's parent company) for the latter's construction of water infrastructure for Maynilad. On 23 March 2009, Maynilad entered into (i) a framework agreement with D.M. Consunji, Inc. (Consunji), a subsidiary company of DMCI, in relation to the provision of engineering, procurement and/or construction services by Consunji to Maynilad for the period from 23 March 2009 to 31 December 2011 and (ii) a lease agreement with DMCI Project Developers, Inc. (DMCIPD), a subsidiary company of DMCI, for the renting of certain premises in the Makati City by DMCIPD to Maynilad for the period from 1 February 2009 to 31 January 2012. These related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

All significant transactions with DMCI group, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

**Nature of transactions**

| **For the six months ended 30 June**<br>*US$ millions* | 2009 | 2008 |
|---|---|---|
| **Income Statement Items** | | |
| Rental expenses | 0.1 | – |
| **Capital Expenditure Items** | | |
| Construction services for water infrastructure obtained | 21.2 | – |

**Nature of balances**

| *US$ millions* | **At 30 June 2009** | **At 31 December 2008** |
|---|---|---|
| **Statement of Financial Position Items** | | |
| Accounts receivable – trade | 5.4 | – |
| Accounts payable – trade | 0.1 | 3.0 |

(E) During the period ended 30 June 2009, MPIC's subsidiary company, MNTC, collected toll fees through TMC, MPIC's associated company.

All significant transactions with TMC, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

**Nature of transactions**

| **For the six months ended 30 June**<br>*US$ millions* | **2009** | **2008** |
|---|---|---|
| **Income Statement Items** | | |
| Operator's fee | 14.3 | – |
| Management income | 0.1 | – |
| Guarantee income | 0.2 | – |
| Interest income | 0.2 | – |

**Nature of balances**

| *US$ millions* | **At 30 June 2009** | **At 31 December 2008** |
|---|---|---|
| **Statement of Financial Position Items** | | |
| Accounts receivable – trade | 7.7 | 7.3 |
| Accounts payable – trade | 6.2 | 5.6 |

**20. SUBSEQUENT EVENTS**

(A) On 10 July 2009, LAWL Pte. Ltd (LAWL) completed the subscription of 791.1 million of new common shares issued by MPIC for Pesos 2.0 billion (approximately US$41.6 million), which reduced the Group's economic interest in MPIC from approximately 97.9% to approximately 90.3%. The Group is expected to record a dilution gain of approximately US$10 million from this transaction.

(B) On 14 July 2009, Pilipino Telephone Corporation (Piltel), a subsidiary company of PLDT, completed the acquisition of 223.0 million common shares of Manila Electric Company (Meralco) from First Philippine Utilities Corporation at a total consideration of Pesos 20.1 billion (approximately US$418.8 million).

On 17 July 2009 (the Reference Date), MPIC entered into two separate preliminary agreements (term sheets) with (a) Beneficial Trust Fund of PLDT (BTF Term Sheet) and (b) Crogan Limited (Crogan), a wholly-owned subsidiary company of the Company, and Metro Pacific Holdings, Inc. (MPHI), a Philippine affiliate of the Company (MPHI Term Sheet), respectively. The BTF Term Sheet contemplates that MPIC will purchase 113.3 million common shares of Meralco (representing an approximately 10.17% interest in Meralco) from BTF at a total consideration of Pesos 14.3 billion (approximately US$297.4 million), which will be partly funded by the cash proceeds from BTF's subscription of 2.7 billion new common shares of MPIC, at a price of Pesos 3.5 (US$0.073) per share, for a total subscription price of Pesos 9.5 billion (approximately US$197.4 million). The MPHI Term Sheet contemplates that MPIC will purchase 31.1 million common shares of Meralco (representing approximately 2.79% interest in Meralco) from Crogan at a total consideration of Pesos 3.9 billion (approximately US$81.6 million), which will be partly funded by the cash proceeds from MPHI's subscription of 742.5 million new common shares of MPIC, at a price of Pesos 3.5 (US$0.073) per share, at a total consideration of Pesos 2.6 billion (approximately US$54.1 million). In addition, according to the MPHI Term Sheet, Crogan has the option to (a) apply the remaining amount of consideration payable by MPIC to Crogan of Pesos 1.3 billion (approximately US$27.5 million) for the purchase of Meralco common shares in subscribing for more common shares of MPIC at the price of Pesos 3.5 (US$0.073) per share and (b) assign to MPHI its right to receive the said total consideration for the sale of Meralco common shares to MPIC.

Upon completion of the above transactions, the Group's economic interest in MPIC will be reduced from approximately 90.3% to either 73.0% or 73.7%, and the Group is expected to record a dilution gain of either US$40 million or US$42 million, depending on whether Crogan exercises the right to subscribe for more MPIC common shares (as mentioned above).

In addition, MPIC has undertaken in the BTF Term Sheet that, subject to favourable market conditions as determined by its board of directors, MPIC will conduct a fund raising exercise (a "Re-launch" of its listed shares) to broaden its current investor base, which will be effected by way of a public offering or placement of MPIC's shares to independent investors and result in an offering to public shareholders of a minimum of the lower of (a) 15% of MPIC's fully diluted equity and (b) US$100 million in value of shares valued at the Re-launch issue price. MPIC agreed that it would not, within a period of 90 days from the Reference Date, issue shares or other securities at a price less than the Pesos 3.5 (US$0.073) per share and in the alternative, that if MPIC do so, MPIC will compensate BTF and MPHI for the difference between the aggregate subscription price paid by BTF and MPHI for the above-mentioned subscriptions and the value of those shares at the Re-launch issue price in the form of additional MPIC common shares, to be issued at the Re-launch issue price.

## 21. COMPARATIVE AMOUNTS

As explained in Note 1(B) to the Condensed Interim Financial Statements, due to the adoption of HKAS 1 (Revised) and HKFRS 8 during the period, the presentation of certain items and balances has been revised to comply with such changes. Accordingly, certain comparative amounts have been reclassified to conform with the current period's accounting presentation. In addition, the comparative income statement has been restated as if a discontinued operation had been discontinued at the beginning of the comparative period.

**SUMMARY OF PRINCIPAL INVESTMENTS**
**At 30 June 2009**

**Philippine Long Distance Telephone Company**
**PLDT (PSE: TEL; NYSE: PHI)** is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

| | | |
|---|---|---|
| Sector | : | Telecommunications |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 186.8 million |
| Particulars of issued shares held | : | Common shares of Pesos 5 par value |
| Economic interest | : | 26.5% |

Further information on PLDT can be found at www.pldt.com

**Metro Pacific Investments Corporation**
**MPIC (PSE: MPI)** is a publicly-listed investment and management company based in the Philippines with holdings in infrastructure, utilities and healthcare enterprises.

| | | |
|---|---|---|
| Sector | : | Infrastructure, Utilities and Healthcare |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 9.4 billion |
| Particulars of issued shares held | : | Common shares of Peso 1 par value |
| Economic interest | : | 97.9% |

Further information on MPIC can be found at www.mpic.com.ph

**PT Indofood Sukses Makmur Tbk**

**Indofood (IDX: INDF)** is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. Indofood is based in Jakarta and is listed on the Indonesia Stock Exchange and its Agribusiness subsidiaries, Indofood Agri Resources Ltd and PT PP London Sumatra Indonesia Tbk are listed on the Singapore and Indonesia Stock Exchanges. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

| | | |
|---|---|---|
| Sector | : | Consumer Food Products |
| Place of incorporation/business area | : | Indonesia |
| Issued number of shares | : | 8.8 billion |
| Particulars of issued shares held | : | Shares of Rupiah 100 par value |
| Economic interest | : | 50.1% |

Further information on Indofood can be found at www.indofood.co.id

**Philex Mining Corporation**

**Philex (PSE: PX)** is a Philippine listed company engaged in exploration, development and utilization of mineral resources.

| | | |
|---|---|---|
| Sector | : | Natural Resources |
| Place of incorporation/business area | : | The Philippines |
| Issued number of shares | : | 4.9 billion |
| Particulars of issued shares held | : | Common shares of Peso 1 par value |
| Economic interest | : | 23.1% |

Further information on Philex can be found at www.philexmining.com.ph

## 4. INDEBTEDNESS

As at 31 January 2010, the Group had outstanding borrowings of approximately US$3,771.8 million (equivalent to approximately HK$29,420.0 million). The borrowings comprised secured bank loans of US$1,915.7 million (equivalent to approximately HK$14,942.4 million), unsecured bank loans of US$1,192.7 million (equivalent to approximately HK$9,303.1 million), secured other loans of US$45.9 million (equivalent to approximately HK$358.0 million) and unsecured other loans of US$617.5 million (equivalent to approximately HK$4,816.5 million).

The secured bank loans were secured by certain of the Group's property, plant and equipment, plantations, other intangible assets, other non-current assets, cash and cash equivalents, inventories and the Group's interest of approximately 24.3% in PLDT, approximately 7.9% in Philex Mining Corporation, approximately 99.8% in Metro Pacific Tollways Corporation, approximately 16.5% in DMCI-MPIC Water Company, Inc., approximately 9.9% in Maynilad Water Services, Inc. and approximately 10.5% in Meralco.

The other loans comprised unsecured bonds of US$460.5 million (equivalent to approximately HK$3,591.9 million) (as described below), unsecured trust receipt loans of US$38.1 million (equivalent to approximately HK$297.2 million) and others. The bonds issued by the Group as at 31 January 2010 comprise the following:

(a) Rupiah 2.0 trillion (equivalent to approximately US$212.7 million or HK$1,659.1 million) Rupiah bonds issued by PT Indofood Sukses Makmur Tbk ("Indofood"), with a coupon rate of 10.0%, payable quarterly, and which mature in May 2012;

(b) Rupiah 1.6 trillion (equivalent to approximately US$170.8 million or HK$1,332.2 million) Rupiah bonds issued by Indofood, with a coupon rate of 13.2%, payable quarterly, and which mature in June 2014;

(c) Rupiah 452 billion (equivalent to approximately US$47.7 million or HK$372.1 million) 5-year Rupiah bonds issued by PT Salim Ivomas Pratama ("SIMP"), with a coupon rate of 11.65%, payable quarterly, and which mature in November 2014; and

(d) Rupiah 278 billion (equivalent to approximately US$29.3 million or HK$228.5 million) 5-year Islamic Lease-based bonds issued by SIMP, with a coupon rate of 11.65%, payable quarterly, and which mature in November 2014.

As at 31 January 2010, except for US$61.8 million (equivalent to approximately HK$482.0 million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fruit bunches to Indofood, the Group did not have any material contingent liabilities.

Save as aforesaid, and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31 January 2010 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other contingent liabilities.

Except for (i) a PhP18 billion (equivalent to approximately US$389.6 million or HK$2,039.0 million) new loan facility to be obtained by Beacon Electric in connection with the possible exercise of the Call Option by Beacon Electric, and (ii) the early repayment of a PhP11.2 billion (equivalent to approximately US$242.4 million or HK$1,890.9 million) bank loan by MPIC, with the proceeds from a loan receivable from FPHC, there is no material change in the Group's outstanding indebtedness and contingent liabilities from 31 January 2010 to the Latest Practicable Date.

## 5. WORKING CAPITAL

As at the Latest Practicable Date, the Directors are of the opinion that the Group will have sufficient working capital for its present requirements for the twelve months from the date of this Circular, after the completion of the Piltel Investment and the possible exercise of the Call Option.

## 6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2008, the date to which the latest published audited financial statements of the Group were made up.

## 7. GENERAL BUSINESS TRENDS AND FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The Group's principal investments have the following developments since 31 December 2008.

In September and October 2009, MPIC completed the re-launch of its shares by way of a public offering to raise PhP14.3 billion (equivalent to approximately US$309.5 million or HK$2,414.3 million) through an old for new shares arrangement. The public offering diluted the Group's attributable economic interest in MPIC from approximately 90.2% to approximately 61.5%. The Group is expected to record a dilution gain of approximately US$47.5 million (equivalent to approximately HK$370.5 million) as a result of the public offering of MPIC's shares.

On 6 October 2009, MPIC completed the acquisition of an approximately 12.8% interest in Meralco for a consideration of Php18.2 billion (equivalent to approximately US$393.9 million or HK$3,072.7 million). Since part of the consideration was settled through the issuance of new MPIC common shares, the Group's attributable economic interest in MPIC was further diluted to approximately 54.1%. A dilution gain of approximately US$25 million (equivalent to approximately HK$195.0 million) will be recorded by the Group as a result of the issuance of MPIC common shares as part of the consideration for the acquisition of the approximately 12.8% interest in Meralco. Together with the approximately 1.7% Meralco interest acquired from the open market, MPIC's effective interest in Meralco totaled approximately 14.5%. In addition, Piltel completed an acquisition of approximately 19.8% interest in Meralco in July 2009.

On 8 October 2009, the Philippine Port Authority awarded a 25-year licence to a joint venture company owned by MPIC and Harbour Centre Port Terminal Inc for the development, management, operation and maintenance of the Manila North Harbor which covers an area of up to 70 hectares. The joint venture has undertaken to invest up to PhP14.5 billion (equivalent to approximately US$313.9 million or HK$2,448.1 million).

On 5 November 2009, MPIC entered into an agreement with FPHC regarding (i) the provision of a loan in the amount of approximately PhP11.2 billion (equivalent to approximately US$242.4 million or HK$1,890.9 million) by MPIC to FPHC; and (ii) the agreement to grant a call option relating to 74.7 million common shares of Meralco (approximately 6.6% interest in Meralco) by FPHC to MPIC. The exercise price of the call option is PhP300 (equivalent to approximately US$6.5 or HK$50.6) per share.

In December 2009, the Group capitalized its approximately PhP2.0 billion (equivalent to approximately US$43.3 million or HK$337.9 million) of advances into additional equity in MPIC which increased the Group's attributable economic interest in MPIC to approximately 55.6%.

Following the acquisition of an approximately 20% interest in Philex Mining Corporation ("Philex") on 28 November 2008, the Group acquired an additional approximately 11.6% interest in Philex from the open market for a consideration of approximately US$105 million (equivalent to approximately HK$819.0 million) during 2009. Therefore, the Group has approximately 31.5% economic interest in Philex as of 31 December 2009.

In addition, the Company's Philippine affiliate, Two Rivers Pacific Holdings Corporation ("Two Rivers"), acquired approximately 9.2% interest in Philex from third parties for a consideration of PhP9.5 billion (equivalent to approximately US$205.6 million or HK$1,603.9 million) in December 2009. Two Rivers further acquired approximately 5.9% interest in Philex from Government Service Insurance System, a state pension of the Philippine government, in January 2010, for a total consideration of approximately PhP6 billion (equivalent to approximately US$129.9 million or HK$1,013.0 million). The economic interest in Philex held by Two Rivers increased to approximately 15.1%.

In December 2009, the Company raised approximately HK$2,187.5 million (equivalent to approximately US$280.5 million), by way of a fully underwritten rights issue by offering its Shareholders 1 new ordinary share for every 5 ordinary shares held at a subscription price of HK$3.40 per new ordinary share. The funds are to be used to increase the Group's investment in Philex and Meralco. As a result of the rights issue, the total number of issued ordinary shares of the Company increased to approximately 3,860 million from approximately 3,216 million.

During 2009 and January 2010, Indofood completed an internal reorganization of its consumer branded product business under a separate legal entity, PT Indofood CBP Sukses Makmur ("Indofood CBP"). On 9 February 2010, Indofood announced the proposal to spin off Indofood CBP through an initial public offering on the Indonesia Stock Exchange. As at the Latest Practicable Date, the terms of such have not been finalized and no agreements or understandings have been reached.

The Group's performance during the year ended 31 December 2009 has been strong with the following key factors influencing performance:

- growth in mobile subscribers and take up of further broadband customers in the PLDT telecommunications business in the Philippines. This business has continued to generate strong cash flows and will payout 100% of core net income as dividend for the financial year ended 31 December 2009. This dividend income is a key component of the Company's liquidity.

- Whilst the competitive environment in both the Philippines impacting the telecommunications business and in the Indonesian market impacting the consumer branded businesses has remained strong their respective marketing strategies have enabled the businesses to maintain market share and in the case of the branded consumer goods business to increase margins. The improvement in crude palm oil prices compared to the financial year 2008 has also benefited this business.

- The mining business in the Philippines has benefited from increased gold and copper prices when compared with financial year 2008 however this has been offset by lower production volumes given mine and milling challenges.

- The infrastructure businesses comprising MPIC have performed extremely well with strong growth in the water distribution business; growth in the number of connections and in the delivery of a higher volume of water to those customers. The tollways business has seen revenue growth as traffic has responded to lower fuel prices and marketing initiatives to encourage travel.

The Group's liquidity remains strong given the inherent cash flows being generated from the operating businesses.

The Company will see strong dividend income in 2010 in respect of 2009 earnings from PLDT and Indofood and has managed its cash flows prudently since 31 December 2008.

The Company's gearing ratio will show an improvement on that of 31 December 2008 and 30 June 2009. Gearing is calculated by reference to the net borrowings as a factor of total equity.

The share values of each of the Group's listed investments in PLDT, MPIC, Indofood and Philex have increased since 31 December 2008.

## 8. MANAGEMENT DISCUSSION AND ANALYSIS

(a) Beacon Electric is a single purpose investment vehicle. Its activity is restricted to the holding of the Group's investment in Meralco. The investment in Meralco held by Beacon Electric will initially be approximately 14.5%, and subject to approvals being obtained by Piltel the effective holding will increase to approximately 28.2% and should Beacon Electric exercise the Call Option in respect of the Option Shares, its total shareholding will amount to approximately 34.8%.

(b) Meralco is the leading electricity distribution company in the Philippines and accounts for approximately 60% of electricity sales in the Philippines with its franchise of 25 years (granted in June 2003) being anchored in Luzon and incorporating Metro Manila.

The franchise area covers approximately 9,400 sq kilometers which is home to approximately 25% of the country's population and accounts for 50% of the country's gross domestic product.

Meralco currently delivers over 27,500 Giga Watt Hours ("Gwh") of electricity to over 4.7 million customers.

(c) As referred to in point (a) above, after the completion of the proposed transactions, the Group together with Piltel will have an attributable economic interest in shares representing approximately 40.9% (34.8% held through Beacon Electric while the other 6.1% held through Piltel) of the total issued common shares in Meralco; and the Group together with Piltel will have hold a voting trust arrangement with the Lopez group which enables it to exercise or control the exercise of approximately 47.5% of the voting power at general meetings of Meralco. The period over which this voting trust arrangement is until November 2012.

(d) Meralco's results are equity accounted for in the accounts of the Group for the period ended 31 December 2009 given that Piltel completed its approximately 19.8% interest in July 2009 and MPIC completed its approximately 14.5% interest in October 2009.

As at 31 December 2009, the Group had an approximately 26.5% interest in PLDT, through which Piltel is 99.5% owned, and an approximately 55.6% interest in MPIC. Therefore, the Group's effective equity accounting for Meralco is 13.3%.

By reference to the Meralco announcement of its full year 2009 results of approximately PhP6.0 billion net income (equivalent to approximately US$129.9 million and HK$1,013.0 million) published on 22 February 2010; the Group's share of Meralco earnings would be PhP1.1 billion (equivalent US$23.8 million and HK$185.6 million).

As at the Latest Practicable Date there has been no dividend declared in respect of 2009 earnings by Meralco, however the board of Meralco has formalized a dividend policy for the company to pay out regular dividends equivalent to 50% of core earnings which may be supplemented by special dividends on a look back basis.

Meralco is a successful company and will be making a significant contribution to the Group's profit. The future revenue growth of Meralco is likely to come as the Philippine economy develops with the asset itself being synonymous with the economic development of the country and from increased efficiency of operations and managed system losses.

The Group will also be able to benefit from potential synergies; these include establishment of long term pole rental, cross utilization of assets and various marketing opportunities arising from the respective customer bases available.

Meralco has a strong and stable cash generating capability and has a very manageable level of debt with a gearing ratio of 0.06 times at 31 December 2009.

For the year ended 31 December 2009:

- The consolidated core net income has increased 169% to Pesos 7 billion (equivalent to approximately US$146.4 million and HK$1,142.0 million) from Pesos 2.6 billion (equivalent to approximately US$58.2 million and HK$453.9 million) (restated) in 2008.

- The consolidated EBITDA amounted to Pesos 13.3 billion (equivalent to approximately US$278.2 million and HK$2,169.8 million), an increase of 20% compared to 2008 with EBITDA margin increasing to 7.17% from 5.75% in 2008.

- The consolidated free cash flow improved to Pesos 18.8 billion (equivalent to approximately US$393.2 million and HK$3,067.1 million) compared to Pesos 0.5 billion (equivalent to approximately US$10.5 million and HK$81.6 million) in 2008.

- The consolidated revenues and consolidated costs and expenses were lower by 3.6% and 5.9% at Pesos 184.9 billion (equivalent to approximately US$3,867.4 million and HK$30,165.7 million) and Pesos 175.6 billion (equivalent to approximately US$3,930.2 million and HK$30,655.3 million) respectively than in 2008. The revenue decrease was largely due to the impact of lower generation and transmission charges and lost sales due to typhoon Ondoy partly offset by the Performance Based Regulation ("PBR") rate adjustment and the Energy Regulatory Commission (ERC) approved under recoveries.

The performance for the year ended 31 December 2009 has been due to a 3.1% increase in billed customers to 4.7 million (2008: 4.6 million), a higher volume of energy sold by 1.7% to 27,516 Gwh and an adjustment in distribution rates which took effect in May 2009.

This growth of 3.3% and 3.0% in energy was in the residential and commercial sectors while the industrial sector showed a decline of 1.8% although the volume sold to this sector improved slowly in the course of 2009. Recovery in energy consumption was propelled by sustained remittances, lower inflation and lower electricity prices. The service sector showed robust performance with retail trade and communications growing by 8.7% and 18.3% respectively.

Actual system loss was recorded as 8.61% which for the second consecutive year is below the 9.5% cap imposed by the ERC.

The achievement in system loss management has been due to intensified deterrence drives and apprehensions, relocation of metering facilities from pilferage-prone areas and intensive campaigns.

The company's overall system performance and service delivery to customers, which are among the components of the PBR, are well within the limits mandated by the ERC.

In 2009, under recoveries from prior years were significantly addressed with the ERC authorizing the collection of transmission charge under recoveries amounting to Pesos 5.4 billion (equivalent to approximately US$112.9 million and HK$881.0 million), excluding carrying costs, starting in November. Collection of under recoveries of lifeline and inter-class subsidies began in December.

The company's consolidated debt comprises Pesos 20.7 billion (equivalent to approximately US$448.1 million and HK$3,494.8 million) of interest bearing borrowings; 99.7% of these are in local currency and the average effective interest rates on such are 8.1% for short term and 10.4% for long term. Of these borrowings Pesos 19.3 billion (equivalent to approximately US$417.7 million and HK$3,258.4 million) are classed as long term. The gearing ratio at 31 December 2009 is 0.06 times compared with 0.35 times at 31 December 2008.

The gearing ratio referred to above is calculated by reference to the net debt which comprises total debt less cash and cash equivalents divided by total equity.

The number of employees as at 31 December 2009 was 6,112.

For the year 31 December 2008:

- the consolidated core net income has decreased by 23% to Pesos 3.13 billion (equivalent to approximately US$70.1 million and HK$546.4 million) from Pesos 4.04 billion (equivalent to approximately US$88.1 million and HK$687.1 million) in 2007.

- Revenues from the sale of electricity declined by 5.2% to Pesos 196.2 billion (equivalent to approximately US$4,391.2 million and HK$34,251.6 million) from Pesos 186.5 billion (equivalent to approximately US$4,066.7 million and HK$31,720.5 million) in 2007. This decline in revenues was a result of lower generation power costs which was partly due to the utilization of banked gas.

Actual system loss was recorded at 9.28% slightly below the 9.5% cap imposed by the ERC.

The performance for the year was impacted by increased electricity sales by 3.2% to 27,049 Gwh over 2007. This sales increase was achieved through higher sales of 4.6% and 2.1% to commercial and industrial customers respectively while sales to the residential sector decreased by 0.4%. The result for the year 2008 was not influenced by any rate adjustment. However, the company did recognize a provision of Pesos 6.2 billion (equivalent to approximately US$138.8 million and HK$1,082.4 million) in respect of disallowed recovery of generation costs and transmission charge refunds to customers.

The company's consolidated debt comprised Pesos 25.3 billion (equivalent to approximately US$532.4 million and HK$4,152.8 million) of interest bearing borrowings of which 99.5% were in local currency. Of those borrowings Pesos 13.8 billion (equivalent to approximately US$290.4 million and HK$2,265.2 million) were classed as long term. The gearing ratio at 31 December 2008 was 0.35 times compared with 0.41 times at 31 December 2007.

The gearing ratio referred to above is calculated by reference to the net debt which comprises total debt less cash and cash equivalents divided by total equity.

The number of employees as at 31 December 2008 was 6,050.

For the year 31 December 2007:

- the consolidated core net income decreased by 70.9% to Pesos 4.04 billion (equivalent to approximately US$88.1 million and HK$687.1 million) from Pesos 13.88 billion (equivalent to approximately US$271.3 million and HK$2,116.2 million) in 2006.

  The net income in 2006 was significantly impacted by the reversal of provisions amounting to Pesos 15.7 billion (equivalent to US$306.9 million and HK$2,393.7 million) for probable losses following a favourable ruling of the Supreme Court in respect of the granting of a rate increase to the company by the ERC in 2003.

- Consolidated revenues increased by 5.2% to Pesos 200.7 billion (equivalent to approximately US$4,376.4 million and HK$34,135.6 million) from Pesos 190.8 billion (equivalent to approximately US$3,729.5 million and HK$29,089.9 million) in 2006.

Actual system loss was recorded at 9.99% which was above the 9.5% cap imposed by the ERC.

The performance for the year was impacted by a 4.6% increase in electricity sales to 26,219 Gwh with strong growth of 6.0% and 4.2% from the commercial and industrial customers respectively and a 3.3% increase from residential customers. The performance for the year was not influenced by any rate adjustment.

The company's consolidated debt comprised Pesos 27 billion (equivalent to approximately US$654.1 million and HK$5,101.7 million) of interest bearing borrowings of which 99.3% were in local currency. Of those borrowings Pesos 14.1 billion (equivalent to approximately US$341.6 million and HK$2,664.2 million) were classed as long term. The gearing ratio at 31 December 2007 was 0.41 times.

The gearing ratio referred to above is calculated by reference to the net debt which comprises total debt less cash and cash equivalents divided by total equity.

The number of employees as at 31 December 2007 was 5,990.

Details of the remuneration of employees and share option schemes are detailed in notes 28, 37 and 19 of the accountant's report on Meralco.

Meralco has a compensation committee which is responsible for setting overall remuneration practice. This committee uses its performance management system (a balanced scorecard process), the results therefrom and surveys to establish remuneration practice.

Meralco has a comprehensive training offering with certification programs to cover regulatory awareness and orientation for employees and middle management. There is also a career management programme to support employees competency development.

Details of the charges on group assets are detailed in notes 20 and 8 of the accountant's report on Meralco.

The company's exposure to exchange rates and related hedges are detailed in notes 30 and 31 of the accountant's report on Meralco.

The details of contingent liabilities are contained in note 34 of the accountant's report on Meralco.

**Outlook**

The company will consolidate its achievements referred to above in relation to system loss and continue to drive the service delivery to customers. The company will be challenged from the anticipated generation deficiencies and developments on the transmission side however the business is capable of mitigating the impact on customers through the management of power distribution.

Given the resilience in the commercial and industrial sectors the company is optimistic that growth will be achieved in 2010 and that core net income will show an improvement over 2009.

In December 2009 the ERC approved the Maximum Average Price ("MAP") under the PBR for 2010. However the company manifested before the ERC to voluntarily suspend the adjustment pending resolution of matters raised by an intervenor.

The Directors consider that the prospects of Meralco are promising. As far as the Company is aware, Meralco has no plans for material acquisitions or disposals.


SGV&Co
ERNST & YOUNG

**SyCip Gorres Velayo & Co.**
6760 Ayala Avenue
1226 Makati City
Philippines
Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph
BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

March 13, 2010

The Directors
First Pacific Company Limited
Manila Electric Company

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") of Manila Electric Company ("Meralco" or the "Parent Company") and its subsidiaries (hereinafter collectively referred to as the "Company"), for inclusion in the circular of First Pacific Company Limited ("First Pacific") dated March 13, 2010 (the "Circular") issued in connection with the proposed/possible transactions, including (1) the proposed acquisition by Beacon Electric Asset Holdings, Inc. ("Beacon Electric", a subsidiary of First Pacific as at the date of this report) of shares in Meralco from Pilipino Telephone Corporation ("Piltel", an associate of First Pacific) and the subscription of new shares in Beacon Electric by Piltel; and (2) the possible acquisition of 74,700,000 shares in Meralco by Beacon Electric through the exercise of a call option. The Financial Information comprises the consolidated statements of financial position of the Company and the statements of financial position of the Parent Company as at December 31, 2009, 2008 and 2007, the consolidated statements of income, comprehensive income, changes in equity and cash flows of the Company for the years ended December 31, 2009, 2008 and 2007, and a summary of significant accounting policies and other explanatory notes.

The principal activities of the Company are the distribution and supply of electricity.

The primary and statutory financial statements of the Company for the years ended December 31, 2009, 2008 and 2007 were prepared in accordance with Philippine Financial Reporting Standards and were audited by us.

For the purpose of this report, the directors of Meralco have prepared the financial information of the Company, including the consolidated statements of financial position of the Company and the statements of financial position of the Parent Company as at December 31, 2009, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in equity and cash flows of the Company for the years ended December 31, 2009, 2008 and 2007, in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board (the "IFRS Financial Statements") which were audited by us in accordance with International Standards on Auditing. The Financial Information set out in this report has been prepared from the IFRS Financial Statements. No adjustments were made to the IFRS Financial Statements for the purpose of the Financial Information included in this report.

The directors of Meralco are responsible for the preparation and the true and fair presentation of the Financial Information in accordance with IFRS. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the Financial Information that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. The directors of First Pacific are responsible for the content of the Circular in which this report is included.

It is our responsibility to form an independent opinion on the Financial Information and to report our opinion thereon.

For the purpose of this report, we have carried out an independent audit on the Financial Information. We conducted our audit in accordance with International Standards on Auditing and carried out such additional procedures as we considered necessary in accordance with Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the results and cash flows of the Company for the years ended December 31, 2009, 2008 and 2007 and of the state of affairs of the Company and the Parent Company as at December 31, 2009, 2008 and 2007.

## I. FINANCIAL INFORMATION

### Consolidated Statements of Financial Position

| | December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| **ASSETS** | | | |
| **Non-current Assets** | | | |
| Utility plant and others – net *(Notes 9, 10 and 18)* | ₱98,409 | ₱95,704 | ₱93,696 |
| Construction in progress *(Notes 9 and 10)* | 3,703 | 5,149 | 2,811 |
| Investments in associates and a joint venture *(Note 11)* | 1,182 | 2,036 | 1,608 |
| Investment properties *(Notes 12 and 20)* | 10,893 | 7,963 | 7,807 |
| Deferred pass-through fuel costs *(Notes 13, 26 and 35)* | 3,161 | 3,792 | 4,896 |
| Pension asset *(Note 29)* | 68 | 39 | – |
| Deferred tax assets *(Note 33)* | 8,143 | 8,032 | 6,724 |
| Other non-current assets – net *(Notes 2, 13, 15, 25, 30, 31 and 34)* | 13,362 | 9,993 | 16,213 |
| Total Non-current Assets | 138,921 | 132,708 | 133,755 |
| **Current Assets** | | | |
| Cash and cash equivalents *(Notes 14, 30 and 31)* | 17,068 | 5,402 | 4,876 |
| Trade and other receivables – net *(Notes 2, 13, 15, 26, 28 and 31)* | 21,294 | 37,506 | 33,406 |
| Inventories *(Note 16)* | 1,857 | 1,648 | 1,538 |
| Land and development costs *(Notes 8 and 25)* | 5,558 | 2,832 | 5,927 |
| Other current assets *(Notes 13, 17, 20, 23, 30 and 31)* | 2,470 | 2,265 | 1,970 |
| Total Current Assets | 48,247 | 49,653 | 47,717 |
| Total Assets | ₱187,168 | ₱182,361 | ₱181,472 |

| | December 31 | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| **EQUITY AND LIABILITIES** | | | |
| **Equity Attributable to Equity Holders of the Parent** | | | |
| Common stock *(Note 18)* | ₱11,273 | ₱11,038 | ₱11,033 |
| Subscription receivable | (960) | – | – |
| Additional paid-in capital | 4,566 | 2,932 | 2,931 |
| Employee share-based payment *(Notes 18 and 19)* | 115 | 268 | 152 |
| Unrealized fair value gains on available-for-sale investments *(Note 13)* | 71 | 47 | 68 |
| Revaluation increment in utility plant and others *(Note 18)* | 19,178 | 19,833 | 20,203 |
| Share in revaluation increment of an associate *(Notes 11 and 18)* | – | 129 | 298 |
| Share in cumulative translation adjustment of a subsidiary and an associate *(Note 11)* | 683 | 682 | (14) |
| Retained earnings *(Note 18)*: | | | |
| Unappropriated | 19,172 | 14,479 | 15,794 |
| Appropriated | 4,198 | 4,198 | 200 |
| | 58,296 | 53,606 | 50,665 |
| **Minority Interests** | 3,999 | 3,934 | 3,346 |
| Total Equity | 62,295 | 57,540 | 54,011 |

| | December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| **Non-current Liabilities** | | | |
| Interest-bearing loans and other borrowings – net of current portion *(Notes 9, 12, 20, 28 and 31)* | ₱17,234 | ₱13,228 | ₱14,169 |
| Customers' deposits – net of current portion *(Notes 21, 25, 28 and 31)* | 25,063 | 23,443 | 21,423 |
| Deposits from condominium units pre-sold *(Notes 5 and 8)* | 5,330 | 3,806 | 5,679 |
| Deferred tax liabilities *(Note 33)* | 12,663 | 12,793 | 13,560 |
| Pension liability *(Note 29)* | 8,941 | 12,313 | 12,953 |
| Provisions *(Notes 6, 22 and 34)* | 7,492 | 5,743 | 1,396 |
| Customers' refund – net of current portion *(Notes 2, 23 and 31)* | – | 2,680 | 7,866 |
| Liability arising from deferred pass-through fuel costs – net of current portion *(Notes 13, 25 and 26)* | – | – | 692 |
| Currency Exchange Rate Adjustment (CERA) I and II over-recoveries, including carrying charges – net of current portion *(Note 25)* | – | 3,008 | – |
| Other non-current liabilities *(Note 29)* | 5,398 | 1,328 | 1,613 |
| Total Non-current Liabilities | 82,121 | 78,342 | 79,351 |
| **Current Liabilities** | | | |
| Notes payable *(Notes 24, 28 and 31)* | 513 | 9,828 | 10,748 |
| Trade and other payables *(Notes 2, 5, 13, 20, 21, 25, 26, 28 and 31)* | 30,039 | 24,176 | 30,285 |
| Income tax payable | 133 | 2,285 | 51 |
| Customers' refund – current portion *(Notes 2, 23 and 31)* | 9,147 | 7,925 | 4,904 |
| Interest-bearing loans and other borrowings – current portion *(Notes 9, 12, 20, 28, and 31)* | 2,920 | 2,265 | 2,122 |
| Total Current Liabilities | 42,752 | 46,479 | 48,110 |
| Total Liabilities | 124,873 | 124,821 | 127,461 |
| Total Equity and Liabilities | ₱187,168 | ₱182,361 | ₱181,472 |

See accompanying Notes to Financial Information.

**Parent Company Statements of Financial Position**

| | December 31 | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| **ASSETS** | | | |
| **Non-current Assets** | | | |
| Utility plant and others – net *(Notes 9, 10 and 18)* | ₱97,059 | ₱93,970 | ₱92,290 |
| Construction in progress *(Notes 9 and 10)* | 3,703 | 3,704 | 2,811 |
| Investments in subsidiaries, associates and joint venture *(Notes 8 and 11)* | 3,120 | 2,238 | 1,776 |
| Investment properties *(Notes 12 and 20)* | 1,691 | 1,074 | 1,074 |
| Deferred pass-through fuel costs *(Note 13)* | 3,161 | 3,792 | 4,896 |
| Deferred tax assets *(Note 33)* | 7,404 | 7,598 | 5,813 |
| Other non-current assets – net *(Notes 2, 13, 17, 25, 30, 31 and 34)* | 12,200 | 9,097 | 15,449 |
| Total Non-current Assets | 128,338 | 121,473 | 124,109 |
| **Current Assets** | | | |
| Cash and cash equivalents *(Notes 14, 30 and 31)* | 15,430 | 4,023 | 4,062 |
| Trade and other receivables – net *(Notes 2, 13, 15, 26, 28, 30 and 31)* | 19,932 | 36,653 | 33,211 |
| Inventories *(Note 16)* | 1,751 | 1,525 | 1,491 |
| Other current assets *(Notes 13, 17, 20, 23, 30 and 31)* | 733 | 996 | 1,361 |
| Total Current Assets | 37,846 | 43,197 | 40,125 |
| Total Assets | ₱166,184 | ₱164,670 | ₱164,234 |

| | December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| **EQUITY AND LIABILITIES** | | | |
| **Equity** | | | |
| Common stock *(Note 18)* | ₱11,273 | ₱11,038 | ₱11,033 |
| Subscription receivable | (960) | – | – |
| Additional paid-in capital | 4,566 | 2,932 | 2,931 |
| Employee share-based payment plan *(Notes 18 and 19)* | 115 | 268 | 152 |
| Unrealized fair value gains on available-for-sale investments *(Note 13)* | 62 | 57 | 57 |
| Revaluation increment in utility plant and others *(Note 18)* | 18,939 | 19,433 | 19,821 |
| Retained earnings *(Note 18)*: | | | |
| Unappropriated | 15,714 | 11,597 | 13,309 |
| Appropriated | 4,198 | 4,198 | 200 |
| Total Equity | 53,907 | 49,523 | 47,503 |
| **Non-current Liabilities** | | | |
| Interest-bearing loans and other borrowings – net of current portion *(Notes 9, 12, 20, 28 and 31)* | ₱15,085 | ₱11,381 | ₱13,028 |
| Customers' deposits – net of current portion *(Notes 21, 25, 28 and 31)* | 24,927 | 23,321 | 21,300 |
| Deferred tax liabilities *(Note 33)* | 11,336 | 11,866 | 12,575 |
| Pension liability *(Note 29)* | 8,897 | 12,280 | 12,908 |
| Provisions *(Notes 6, 22 and 34)* | 7,492 | 5,743 | 1,396 |
| Customers' refund – net of current *(Notes 2, 23 and 31)* | – | 2,680 | 7,866 |
| Liability arising from deferred pass-through fuel costs – net of current portion *(Note 13)* | – | – | 692 |
| Currency Exchange Rate Adjustment (CERA) I and II over-recoveries, including carrying charges – net of current portion *(Note 25)* | – | 3,008 | – |
| Other non-current liabilities *(Notes 25 and 29)* | 5,743 | 1,115 | 1,296 |
| Total Non-current Liabilities | 73,480 | 71,394 | 71,061 |

| | December 31 | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| **Current Liabilities** | | | |
| Notes payable *(Notes 24, 28 and 31)* | ₱500 | ₱9,770 | ₱10,500 |
| Trade and other payables *(Notes 13, 20, 21,25, 26, 28 and 31)* | 26,991 | 22,225 | 28,752 |
| Income tax payable | – | 2,197 | – |
| Customers' refund – current portion *(Notes 2, 23 and 31)* | 9,147 | 7,925 | 4,904 |
| Interest-bearing loans and other borrowings – current portion *(Notes 9, 12, 20, 28 and 31)* | 2,159 | 1,636 | 1,514 |
| Total Current Liabilities | 38,797 | 43,753 | 45,670 |
| Total Liabilities | 112,277 | 115,147 | 116,731 |
| Total Equity and Liabilities | ₱166,184 | ₱164,670 | ₱164,234 |

See accompanying Notes to Financial Information.

**Consolidated Statements of Income**

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions, Except Per Share Data)* | | |
| **REVENUES** | | | |
| Sale of electricity *(Notes 2, 13, 25, 26 and 27)* | ₱178,686 | ₱186,999 | ₱196,171 |
| Sale of contracts and services *(Note 8)* | 1,588 | 1,512 | 1,346 |
| Sale of real estate *(Note 8)* | 182 | 6,132 | 60 |
| Others *(Note 12)* | 1,685 | 1,051 | 1,054 |
| | 182,141 | 195,694 | 198,631 |
| **EXPENSES (INCOME)** | | | |
| Purchased power *(Notes 26, 27 and 35)* | 150,928 | 156,872 | 172,837 |
| Operations and maintenance *(Notes 15, 19, 26, 28 and 29)* | 12,803 | 12,033 | 4,412 |
| Depreciation and amortization *(Note 9)* | 4,901 | 4,305 | 4,336 |
| Interest and financial income *(Notes 15, 21, 28 and 31)* | (3,839) | (2,537) | (1,573) |
| Provision for (Reversal of provision for) probable losses from claims – net *(Notes 22 and 34)* | 3,351 | 318 | (328) |
| Interest and financial charges *(Notes 13, 20, 21, 24, 25, 26 and 28)* | 3,328 | 4,135 | 2,999 |
| Cost of contracts and services *(Note 28)* | 1,803 | 1,456 | 1,415 |
| Provision for (Recovery of provision for) probable losses and refund – net *(Notes 6, 22, 25 and 35)* | (1,179) | 6,617 | (646) |
| Present value impact on customers' refund *(Note 23)* | 555 | 846 | 1,096 |
| Foreign exchange gains – net | (266) | (467) | (162) |
| Equity in net earnings of associates and a joint venture *(Note 11)* | (246) | (188) | (327) |
| Guaranteed service levels payout *(Note 2)* | 216 | – | – |
| Gains from change in fair value of investment properties *(Note 12)* | (196) | (108) | (571) |
| Cost of real estate sold *(Note 8)* | 40 | 4,320 | 61 |
| Taxes other than income tax *(Note 33)* | 130 | 217 | 214 |
| | 172,329 | 187,819 | 183,763 |
| **INCOME BEFORE INCOME TAX** | 9,812 | 7,875 | 14,868 |

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions, Except Per Share Data)* | | |
| **PROVISION FOR (BENEFIT FROM) INCOME TAX** *(Note 33)* | | | |
| Current | ₱3,303 | ₱5,122 | ₱2,729 |
| Deferred | (258) | (2,041) | 2,379 |
| | 3,045 | 3,081 | 5,108 |
| **NET INCOME** | ₱6,767 | ₱4,794 | ₱9,760 |
| **Attributable To** | | | |
| Equity holders of the parent *(Note 36)* | ₱6,576 | ₱4,100 | ₱9,562 |
| Minority interests | 191 | 694 | 198 |
| | ₱6,767 | ₱4,794 | ₱9,760 |
| **Earnings Per Share Attributable to the Equity Holders of the Parent** *(Note 36)* | | | |
| Basic | ₱5.93 | ₱3.71 | ₱9.02 |
| Diluted | 5.93 | 3.71 | 8.98 |

Details of the dividends payable and proposed for the year are disclosed in Note 18 to the financial information.

See accompanying Notes to Financial Information.

**Consolidated Statements of Comprehensive Income**

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| **NET INCOME FOR THE YEAR** | ₱6,767 | ₱4,794 | ₱9,760 |
| **OTHER COMPREHENSIVE INCOME** | | | |
| Unrealized fair value gains (losses) on available-for-sale investments | 27 | (23) | 28 |
| Income tax effect | (3) | 2 | (3) |
| | 24 | (21) | 25 |
| Revaluation of land and others transferred to investment properties | 54 | 49 | 668 |
| Income tax effect | (16) | (15) | (234) |
| | 38 | 34 | 434 |
| Share in cumulative translation adjustment of a subsidiary and an associate | 1 | 696 | (463) |
| Other comprehensive income – net of tax | 63 | 709 | (4) |
| **TOTAL COMPREHENSIVE INCOME** – Net of Tax | ₱6,830 | ₱5,503 | ₱9,756 |
| **Attributable To** | | | |
| Equity holders of the parent | ₱6,639 | ₱4,793 | ₱9,345 |
| Minority interests | 191 | 710 | 411 |
| | ₱6,830 | ₱5,503 | ₱9,756 |

See accompanying Notes to Financial Information.

## Consolidated Statements of Changes in Equity

(In Millions)

| | Attributable to Equity Holders of the Parent | | | | | | | | | | | | Minority Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Common Stock (Note 18) | Subscription Receivable (Note 19) | Additional Paid-in Capital | Excess of Acquisition Cost Over Carrying Value of Minority Interest Acquired | Employee Share-Based Payment Plan (Note 19) | Unrealized Fair Value Gains on Available-for-Sale Investments (Note 13) | Revaluation Increment in Utility Plant and Others (Note 18) | Share in Revaluation Increment of an Associate (Notes 11 and 18) | Share in Cumulative Translation Adjustment of a Subsidiary and an Associate (Note 11) | Unappropriated Retained Earnings (Note 18) | Appropriated Retained Earnings (Note 18) | Total | | |
| At January 1, 2009, Philippine Financial Reporting Standards | ₱11,038 | ₱– | ₱2,932 | (₱328) | ₱268 | ₱47 | ₱19,926 | ₱129 | ₱682 | ₱14,395 | ₱4,198 | ₱53,287 | ₱3,552 | ₱56,839 |
| Adoption of International Financial Reporting Standards | - | - | - | 328 | - | - | (93) | - | - | 84 | - | 319 | 382 | 701 |
| At January 1, 2009, as remeasured | 11,038 | - | 2,932 | - | 268 | 47 | 19,833 | 129 | 682 | 14,479 | 4,198 | 53,606 | 3,934 | 57,540 |
| Net income | - | - | - | - | - | - | - | - | - | 6,576 | - | 6,576 | 191 | 6,767 |
| Other comprehensive income | - | - | - | - | - | 24 | 38 | - | 1 | - | - | 63 | - | 63 |
| Total comprehensive income | - | - | - | - | - | 24 | 38 | - | 1 | 6,576 | - | 6,639 | 191 | 6,830 |
| Depreciation on revaluation increment transferred to unappropriated retained earnings | - | - | - | - | - | - | (693) | - | - | 693 | - | - | - | - |
| Share in depreciation of revaluation increment of an associate transferred to unappropriated retained earnings | - | - | - | - | - | - | - | (129) | - | 129 | - | - | - | - |
| Issuance of shares | 235 | (960) | 1,481 | - | - | - | - | - | - | - | - | 756 | - | 756 |
| Share-based payment | - | - | 153 | - | (153) | - | - | - | - | - | - | - | - | - |
| Dividends and others | - | - | - | - | - | - | - | - | - | (2,705) | - | (2,705) | (126) | (2,831) |
| | 235 | (960) | 1,634 | - | (153) | 24 | (655) | (129) | 1 | 4,693 | - | 4,690 | 65 | 4,755 |
| At December 31, 2009 | ₱11,273 | (₱960) | ₱4,566 | ₱– | ₱115 | ₱71 | ₱19,178 | ₱– | ₱683 | ₱19,172 | ₱4,198 | ₱58,296 | ₱3,999 | ₱62,295 |
| At January 1, 2008, Philippine Financial Reporting Standards | ₱11,033 | ₱– | ₱2,931 | (₱328) | ₱152 | ₱68 | ₱20,292 | ₱298 | (₱14) | ₱17,032 | ₱200 | ₱51,664 | ₱3,341 | ₱55,005 |
| Adoption of International Financial Reporting Standards | - | - | - | 328 | - | - | (89) | - | - | (1,238) | - | (999) | 5 | (994) |
| At January 1, 2008, as remeasured | 11,033 | - | 2,931 | - | 152 | 68 | 20,203 | 298 | (14) | 15,794 | 200 | 50,665 | 3,346 | 54,011 |
| Net income | - | - | - | - | - | - | - | - | - | 4,100 | - | 4,100 | 694 | 4,794 |
| Other comprehensive income | - | - | - | - | - | (21) | 18 | - | 696 | - | - | 693 | 16 | 709 |
| Total comprehensive income | - | - | - | - | - | (21) | 18 | - | 696 | 4,100 | - | 4,793 | 710 | 5,503 |
| Depreciation on revaluation increment transferred to unappropriated retained earnings | - | - | - | - | - | - | (388) | - | - | 388 | - | - | - | - |
| Share in depreciation of revaluation increment of an associate transferred to unappropriated retained earnings | - | - | - | - | - | - | - | (169) | - | 169 | - | - | - | - |
| Issuance of shares | 5 | - | 1 | - | - | - | - | - | - | - | - | 6 | - | 6 |
| Share-based payment | - | - | - | - | 116 | - | - | - | - | - | - | 116 | - | 116 |
| Dividends and others | - | - | - | - | - | - | - | - | - | (1,974) | - | (1,974) | (122) | (2,096) |
| Appropriations – net of reversal | - | - | - | - | - | - | - | - | - | (3,998) | 3,998 | - | - | - |
| | 5 | - | 1 | - | 116 | (21) | (370) | (169) | 696 | (1,315) | 3,998 | 2,941 | 588 | 3,529 |
| At December 31, 2008 | ₱11,038 | ₱– | ₱2,932 | ₱– | ₱268 | ₱47 | ₱19,833 | ₱129 | ₱682 | ₱14,479 | ₱4,198 | ₱53,606 | ₱3,934 | ₱57,540 |

| | Attributable to Equity Holders of the Parent | | | | | | | | | | | | Minority Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Common Stock (Note 18) | Subscription Receivable (Note 19) | Additional Paid-in Capital | Excess of Acquisition Cost Over Carrying Value of Minority Interest Acquired | Employee Share-Based Payment Plan (Note 19) | Unrealized Fair Value Gains on Available-for-Sale Investments (Note 13) | Revaluation Increment in Utility Plant and Others (Note 18) | Share in Revaluation Increment of an Associate (Notes 11 and 18) | Share in Cumulative Translation Adjustment of a Subsidiary and an Associate (Note 11) | Unappropriated Retained Earnings (Note 18) | Appropriated Retained Earnings (Note 18) | Total | | |
| | (In Millions) | | | | | | | | | | | | | |
| At January 1, 2007, Philippine Financial Reporting Standards | ₱9,988 | ₱– | ₱2,918 | (₱328) | ₱79 | ₱43 | ₱20,699 | ₱467 | ₱449 | ₱12,703 | ₱1,200 | ₱48,218 | ₱3,204 | ₱51,422 |
| Adoption of International Financial Reporting Standards | – | – | – | 328 | – | – | (311) | – | – | (7,040) | – | (7,023) | (129) | (7,152) |
| At January 1, 2007, as remeasured | 9,988 | – | 2,918 | – | 79 | 43 | 20,388 | 467 | 449 | 5,663 | 1,200 | 41,195 | 3,075 | 44,270 |
| Other comprehensive income | – | – | – | – | – | 25 | 221 | – | (463) | – | – | (217) | 213 | (4) |
| Net income | – | – | – | – | – | – | – | – | – | 9,562 | – | 9,562 | 198 | 9,760 |
| Total comprehensive income | – | – | – | – | – | 25 | 221 | – | (463) | 9,562 | – | 9,345 | 411 | 9,756 |
| Depreciation on revaluation increment transferred to unappropriated retained earnings | – | – | – | – | – | – | (406) | – | – | 406 | – | – | – | – |
| Share in depreciation of revaluation increment of an associate transferred to unappropriated retained earnings | – | – | – | – | – | – | – | (169) | – | 169 | – | – | – | – |
| Issuance of shares | 1,045 | – | 13 | – | – | – | – | – | – | – | – | 1,058 | – | 1,058 |
| Share-based payment | – | – | – | – | 73 | – | – | – | – | – | – | 73 | – | 73 |
| Dividends and others | – | – | – | – | – | – | – | – | – | (6) | (1,000) | (1,006) | (140) | (1,146) |
| | 1,045 | – | 13 | – | 73 | 25 | (185) | (169) | (463) | 10,131 | (1,000) | 9,470 | 271 | 9,741 |
| At December 31, 2007 | ₱11,033 | ₱– | ₱2,931 | ₱– | ₱152 | ₱68 | ₱20,203 | ₱298 | (₱14) | ₱15,794 | ₱200 | ₱50,665 | ₱3,346 | ₱54,011 |

See accompanying Notes to Financial Information.

**Consolidated Statements of Cash Flows**

| | Years Ended December 31 | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Income before income tax | ₱9,812 | ₱7,875 | ₱14,868 |
| Adjustments for: | | | |
| Provision for (Recovery of provision for) probable losses and refund – net *(Notes 6, 22, 25 and 35)* | (1,179) | 6,617 | (646) |
| Depreciation and amortization *(Notes 9 and 12)* | 4,901 | 4,305 | 4,336 |
| Interest and financial charges *(Note 28)* | 2,127 | 2,085 | 1,864 |
| Interest expense on bill and meter deposits *(Note 28)* | 1,201 | 1,014 | 963 |
| Interest and financial income *(Note 28)* | (3,839) | (1,724) | (1,554) |
| Present value impact on customers' refund *(Note 23)* | 555 | 846 | 1,096 |
| Provision for (Reversal of provision for) probable losses from claims *(Note 22)* | 3,351 | 318 | (328) |
| Equity in net earnings of associates and a joint venture *(Note 11)* | (246) | (188) | (327) |
| Employee share-based benefits expense *(Notes 19 and 28)* | 301 | 116 | 73 |
| Gains from change in fair values of investment properties | (196) | (108) | (571) |
| Operating income before working capital changes | 16,788 | 21,156 | 19,774 |
| Decrease (increase) in: | | | |
| Trade and other receivables | 13,474 | 1,459 | (2,126) |
| Inventories | (209) | (110) | (502) |
| Land and development costs | (2,721) | 3,095 | (3,110) |
| Deferred pass-through fuel costs | 631 | 740 | (1,116) |
| Other current assets | (2,304) | (1,007) | 532 |
| Increase (decrease) in trade and other payables | 3,991 | (8,924) | (5,452) |
| Net cash generated from operations | 29,650 | 16,409 | 8,000 |
| Interest paid | (1,905) | (2,093) | (2,561) |
| Income tax paid | (3,787) | (2,888) | (2,583) |
| Franchise, realty and other taxes paid | (318) | (42) | (235) |
| Net cash flows from operating activities | 23,640 | 11,386 | 2,621 |

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Additions to: | | | |
| Construction in progress *(Note 10)* | (₱8,650) | (₱8,573) | (₱6,469) |
| Utility plant and others *(Note 9)* | (187) | (629) | (326) |
| Investment properties *(Note 12)* | (52) | (48) | (74) |
| Decrease (increase) in: | | | |
| Other non-current assets | (234) | 1,084 | (3,358) |
| Other receivables | 1,102 | (1,048) | (1,047) |
| Acquisition of a subsidiary, net of cash acquired *(Note 8)* | – | – | (75) |
| Interest and dividends received *(Notes 11 and 28)* | 2,924 | 2,032 | 3,385 |
| Net cash flows used in investing activities | (5,097) | (7,182) | (7,964) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from: | | | |
| Notes payable | ₱2,936 | ₱9,650 | ₱12,180 |
| Long-term debt | 12,398 | 1,235 | 644 |
| Issuance of and subscriptions to common stock under employee share-based payment plan | 455 | 5 | – |
| Payments of: | | | |
| Customers' refund | (2,013) | (1,713) | (1,463) |
| Long-term debt | (6,856) | (1,557) | (193) |
| Notes payable | (12,251) | (10,570) | (1,742) |
| Increase (decrease) in: | | | |
| Customers' deposits | 1,177 | 1,259 | 1,515 |
| Other non-current liabilities | 510 | 167 | (6,472) |
| Dividends paid | (2,679) | (1,960) | (1,006) |
| Redemption of preferred stock | (554) | (194) | (85) |
| Net cash flows from (used in) financing activities | (6,877) | (3,678) | 3,378 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 11,666 | 526 | (1,965) |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 5,402 | 4,876 | 6,841 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | ₱17,068 | ₱5,402 | ₱4,876 |

See accompanying Notes to Financial Information.

# I. NOTES TO FINANCIAL INFORMATION

## 1. CORPORATE INFORMATION

In October 1902, the Second Philippine Commission, which had legislative powers to organize the new government, passed on Act No. 484. By the virtue of Act No. 484, the franchise to construct, maintain and operate an electric street railway and to furnish electric current for light, heat and power in the city of Manila and its suburbs, was granted in March 1903, which later on was acquired by Manila Electric Company, or *Meralco*, or the *Parent Company.*

Under its latest amended Articles of Incorporation, Meralco's corporate life was extended for another 50 years through the year 2019. Meralco distributes and supplies electricity in its franchise area and is subject to the rate-making regulations and rigid regulatory policies of the Energy Regulatory Commission (ERC).

The Parent Company holds a congressional franchise under Republic Act or RA No. 9209, which took effect on June 28, 2003, granting the Parent Company a 25-year franchise to construct, operate, and maintain an electric distribution system in the cities and municipalities of Bulacan, Cavite, Metro Manila, and Rizal and certain cities, municipalities, and barangays in the provinces of Batangas, Laguna, Pampanga, and Quezon. On October 20, 2008, the ERC granted the Parent Company a consolidated Certificate of Public Convenience and Necessity for the operation of electric service within its franchise coverage, effective until June 28, 2028, to coincide with the Parent Company's congressional franchise.

*Meralco* is the largest distribution utility in the country. The electric operating segment consists of operations of the *Parent Company* and its subsidiary, Clark Electric Distribution Corporation or CEDC. Through its other operating segments, it develops and sells real estate properties and provides engineering, construction and consulting, information systems and technology services, among others.

CEDC was organized on February 19, 1997 under a joint venture agreement entered into between Clark Development Corporation or CDC and Meralco Industrial Engineering Corporation or Miescor. CEDC, which is also subject to extensive regulation by the CDC, a government-owned corporation created as the implementing arm of the Bases Conversion Development Authority to manage and develop the Clark Economic Zone, in so far as these are consistent with RA No. 9136, otherwise known as the Electric Power Industry Reform Act or EPIRA. The franchise of CEDC is co-terminus with the agreement between CEDC and CDC. The common shares of the *Parent Company* are listed and traded on the Philippine Stock Exchange (PSE).

The registered office address of the *Parent Company* is Lopez Building, Ortigas Avenue, Pasig City, Philippines.

## 2. RATE REGULATIONS

As distribution utilities, *Meralco* and *CEDC* are subject to the rate-making regulations and regulatory policies of the ERC. Billings to customers of the *Parent Company* are itemized or "unbundled" into a number of bill components that reflect the various units incurred in providing electric service. The adjustment of each bill component is governed by mechanisms promulgated and enforced by the ERC, mainly: (i) the "Rules Governing the Automatic Cost Adjustment and True-up Mechanisms and Corresponding Confirmation Process for Distribution Utilities", which govern the recovery of pass-through costs, including over- or under-recoveries in the following bill components: generation charge, transmission charge, system loss charge, lifeline rate subsidies, local franchise and business taxes; and (ii) the "Rules for the Setting of Distribution Wheeling Rates or RDWR", as modified by ERC Resolution No. 20, Series of 2008, which govern the determination of the *Parent Company's* distribution, supply, and metering charges.

The rate-setting mechanism of CEDC is likewise in compliance with ERC regulations. After the unbundling of its rates in accordance with ERC guidelines, CEDC shall also become an entrant to the Performance – Based Regulation ("PBR"). However, the effective date when CEDC shall be under the PBR scheme depends on when the ERC decides so.

The following is a discussion of matters related to rate-setting of the *Parent Company*.

I. **Rate Applications**

a. *Performance-Based Regulation or PBR Application*

The Parent Company is among the first entrants to the PBR, together with Dagupan Electric Corporation or *DECORP* and Cagayan Electric and Power Company or *CEPALCO*.

Rate-setting under *PBR* is governed by the *RDWR*. Unlike the previous Return on Rate Base or RORB-methodology where utility tariffs were based on historical costs plus a reasonable rate of return, the *PBR* scheme sets tariffs according to forecasts of capital and operating expenditures to meet a predetermined level of operational performance. The PBR also employs a mechanism that will penalizes or rewards a utility company depending on its network and service performance.

Rate filings and setting are done on a regulatory period basis, where one regulatory period consists of four regulatory years. A regulatory year begins in July and ends in June of the following year. As of December 31, 2009, the Parent Company is in the third regulatory year of the second regulatory period. The second regulatory period is from July 1, 2007 to June 30, 2011.

On August 31, 2007, the ERC issued its Final Determination setting forth its evaluation of the *Parent Company's* annual revenue requirement and approved the performance incentive scheme and price control arrangements that will apply to the Parent Company during the Second Regulatory Period. The approved Maximum Average Prices or *MAPs* were ₱1.167 per kWh, ₱1.260 per kWh, ₱1.361 per kWh, and ₱1.471 per kWh for the regulatory years (RY) 2008, 2009, 2010, and 2011, respectively.

A Motion for Reconsideration or *MR* and Clarification was filed with a series of appeals and discussions ensuing, which dealt primarily with the components the *MAP* determination. Thereafter, on January 11 and April 1, 2008, the Parent Company filed separate applications for the approval of its proposed translation of the MAP for RY 2008 and RY 2009 into different rate schedules for the Parent Company's various customer segments. Distribution charge under-recoveries as a result of the delay in the implementation of PBR were partly incorporated in the proposed MAP of ₱1.3607 per kWh for the RY 2009.

On October 17, 2008, the ERC released its Decision on the Parent Company's rate translation applications. To avoid price shocks and mitigate the rate impact on end-users, the ERC subjected the proposed rate to side constraints and approved an MAP for the RY 2009 of ₱1.2280 per kWh. The ERC's Decision also directed the Parent Company to implement its approved distribution, supply and metering charges starting July 1, 2008.

However, the ERC, acting on a motion filed by the National Association of Electricity Consumers for Reforms, Inc. or NASECORE, a group of electricity consumers, deferred the implementation of the approved charges until such time that the ERC can resolve the MR filed by the group. Meralco eventually received a copy of the consumer group's MR, to which Meralco filed an Opposition on November 19, 2008.

On February 16, 2009, the *ERC* approved the Guidelines for the regulatory year 2010 Rate Reset to guide the first entrants to *PBR* in their next rate application which was due on March 20, 2009.

In April 2009, the ERC approved the implementation of the increase in the Parent Company's average distribution rate for RY 2009 to ₱1.2227 per kWh effective for billing periods starting May 2009. This rate is inclusive of ₱12.85 centavos per kWh for the recovery of under-recoveries for the calendar year 2007. Under-recoveries for the period 2008 onwards will be considered in future rate petitions.

On May 28, 2009, NASECORE and other consumer groups filed a Petition with the Court of Appeals or *CA* questioning the Decision and Order of the ERC on the Parent Company's rate translation application. The parties submitted their respective memoranda after which the case will be deemed submitted for decision. As of February 22, 2010, the case is still pending with the CA.

As part of the PBR, the Parent Company implemented payouts to customers for whom the Parent Company failed to meet certain guaranteed service levels of performance or *GSL* (see Note 25).

On August 7, 2009, the Parent Company filed a petition for the verification of the MAP for the RY 2010 and its translation into tariffs by customer category. In accordance with the ERC's "Guidelines for RY 2010 Rate Reset for First Entrant Distribution Utilities ("DUs")", the constrained MAP for RY 2010 was computed to be ₱1.4917 per kWh.

On December 14, 2009, the ERC approved the Parent Company's application for approval of: a) MAP for the RY 2010; and b) translation of the MAP for RY 2010 into a distribution rate structure for its various customer classes. However, because of an MR filed by a consumer group against the said ERC decision, on January 26, 2010, the Parent Company filed a manifestation with the ERC voluntarily suspending the implementation of the ERC's December 14, 2009 Decision. The suspension will be until such time that the regulator resolves the pending MR and addressed all other issues other intervenors may raise.

*b. Supreme Court or SC Decision on Unbundling Rate Case*

On May 30, 2003, the ERC issued an Order approving the Parent Company's unbundled tariffs that resulted in a total increase of ₱0.17 per kWh over May 2003 tariff levels. However, on August 4, 2003, certain consumer and civil society groups filed with the CA a Petition for Review of the ERC's ruling with the CA. On July 22, 2004, the *CA* set aside the ERC's ruling on the Parent Company's rate unbundling and remanded the case back to the ERC. Further, the *CA* opined that the ERC should have asked the Commission on Audit or *COA* to audit the books of the Parent Company. The *ERC* and the *Parent Company* subsequently filed separate motions asking *CA* to reconsider its decision. On January 24, 2005, as a result of the denial by the *CA* of the motions, the *ERC* and the *Parent Company* elevated the case to the Supreme Court of the Philippines or *SC*.

In an En Banc Decision promulgated on December 6, 2006, the *SC* set aside and reversed the *CA* ruling saying that a *COA* audit was not a prerequisite in the determination of a utility's rates. However, while the *SC* affirmed the *ERC's* authority in rate-fixing, the *SC* also recognized the potential social impact of the matter. Thus, the *SC* directed the *ERC* to request the *COA* to undertake a complete audit of the books, records and accounts of the *Parent Company*. On January 15, 2007, in compliance with the SC's directive, the *ERC* requested the *COA* to conduct an audit of the books, records and accounts of the *Parent Company*. The test periods shall be calendar years 2004 and 2007.

The status of the *COA* audit is discussed in Note 34(b)(6).

**II. Applications for Recoveries**

The Parent Company filed applications with the ERC for recoveries of Advances in Pass-Through costs. These advances consist mainly of unrecovered or differential generation and transmission charges technically referred to as under-recoveries, which are recoverable from the customers, as allowed by law.

*a. 10 Applications for the Recovery of Generation Costs*

During the period in which the Automatic Generation Rate Adjustment or AGRA mechanism was suspended by the *ERC*, the *Parent Company* filed 10 separate applications (ERC Case Nos. 2006-052RC, 2006-062RC, 2006-076RC, 2007-001RC, 2007-038RC, 2007-078RC, 2007-101RC, 2007-120RC, 2007-123RC and 2007-135RC) for the full recovery of generation costs, including value-added tax or *VAT*, incurred for the supply months of August 2006 to May 2007, which resulted in under-recoveries in the total amount of ₱12,679 million for generation charges and ₱1,295 million for system loss charges.

On January 18, 2008, the ERC issued an Order allowing the Parent Company to collect the amount of ₱8,829 million through a ₱0.1662 per kWh charge to customers for the generation cost under-recoveries of ₱12,679 million. The charge was implemented beginning February 2008 and will continue until the ₱8,829 million is fully collected.

On September 3, 2008, the ERC released a Decision dated June 4, 2008 on the remaining ₱3,850 million, representing the balance of the Parent Company's generation charge under-recoveries. In the said Decision, the ERC directed the Parent Company to recover ₱1,149 million in generation cost under-recoveries, plus ₱813 million in carrying costs. The balance of ₱2,701 million which represents the Parent Company's incremental generation cost for energy purchases from the Wholesale Electricity Spot Market (WESM) in excess of 10% of the Parent Company's total requirement (for the period from December 2006 to May 2007) was disallowed. It is the Parent Company's position that its purchases from the WESM are prudent and mandated by law. As such, these costs are just and reasonable pass-through costs recoverable from its customers. On September 18, 2008, the Parent Company filed a Motion for Partial Reconsideration questioning the disallowance of ₱2,701 million. The ERC has yet to decide on the Parent Company's motion.

Of the ₱10,791 million approved for recovery, the Parent Company has billed the amount of ₱9,458 million and ₱4,312 million as of December 31, 2009 and 2008, respectively. The remaining balance of ₱1,333 million will be billed in 2010 and is shown as part of "Trade and other receivables – Unbilled" account (see Note 15).

With respect to the system loss charge under-recoveries of ₱1,295 million, the ERC also ordered the Parent Company to file a separate application for the recovery of system loss adjustments after the ERC confirms the transmission rate to be used in the calculation of the system loss rate in accordance with the system loss rate formula of the AGRA Guidelines.

*b. Generation Rate Adjustment Mechanism or GRAM Case*

In the March 2003 Decision on the Parent Company's rate unbundling application, the ERC directed the Parent Company to discontinue implementing the Purchased Power Adjustment or PPA clause with respect to its tariffs. Instead, subsequent changes in the Parent Company's generation charge would be covered by the ERC's GRAM rules.

In accordance with the GRAM rules, the Parent Company made three filings related to its deferred generation cost accounting beginning November 2004 as well as a final GRAM filing to account for all generation costs prior to November 2004.

The approval by the ERC of the second GRAM filing was questioned before the *SC* by a group of electricity consumers on grounds that the Parent Company and the ERC failed to comply with Sec. 4(e), Rule 3 of *EPIRA* Implementing Rules and Regulations or *IRR*, which required publication, notice, and hearing of application prior to issuance of the second GRAM Order.

The GRAM rules, however, neither require the publication of the application prior to its filing with the ERC, nor the conduct of formal hearings thereon.

On February 2, 2006, the SC ruled that strict compliance to with Sec. 4(e), Rule 3 of the EPIRA IRR is jurisdictional and applies to the GRAM. Accordingly, the ERC's second GRAM Order was declared void and set aside. On February 20, 2006, the ERC and the Parent Company filed separate MRs with the SC.

On August 16, 2006, the SC denied with finality the MRs filed. Accordingly, the Parent Company recognized liability related to GRAM amounting to ₱780 million and began refunding ₱0.1327 per kWh reckoned from when the same was charged and collected.

As of December 31, 2009 and 2008, the Parent Company has refunded ₱746 million with the balance of ₱34 million as of such dates, being shown as part of "Trade and other payables" account in the consolidated and parent company statements of financial position (see Note 25).

Generation costs for the period covered by the GRAM have all been confirmed for recovery from customers. The Parent Company will be filing an application with the ERC for the recovery of the total generation costs refunded under the second GRAM, plus any additional amount that it will still refund to its customers pursuant to SC Resolution dated August 16, 2006, and the corresponding carrying charges.

c. *Application for the Recovery of Transmission Costs*

In September 2005, the ERC promulgated the rules related to Transmission Rate Adjustment Mechanism or TRAM.

On October 12, 2009, the ERC authorized the Parent Company to collect transmission under-recoveries of ₱5,348 million, inclusive of ₱1,026 million in carrying costs from its customers. The approval is net of certain disallowances by the ERC, which said it claimed the Parent Company failed to fully substantiate. The Parent Company subsequently filed a Motion for Partial Reconsideration on October 30, 2009, and presented evidences to provide additional explanation and substantiation of the amounts disallowed by the ERC.

Also, on October 12, 2009, the ERC released an Order on a separate application of the Parent Company to offset transmission cost over-recoveries of ₱4,528 million covering the period from August 2007 to April 2009 against the under-recoveries being claimed. The ERC provisionally approved the offsetting proposal and directed the Parent Company to refund over-recoveries amounting to ₱4,917 million and carrying costs of ₱257 million. When offset against the ₱5,348 million approved for collection by the ERC, the net amount to be collected from customers is ₱174 million. The Parent Company has filed a manifestation of its intention to implement the Order, without prejudice to the outcome of the October 30, 2009 Motion for Partial Reconsideration and the hearing on the merits for this offsetting.

The foregoing Decision of the ERC with respect to the offsetting arrangement was implemented by the Parent Company starting the November 2009 billing.

Thereafter, on December 29, 2009, the Parent Company received an Order dated December 14, 2009 granting with modification its Motion for Partial Reconsideration of the Decision dated October 12, 2009. The ERC reconsidered its earlier Decision and confirmed the revised total under-recoveries of Meralco in the transmission charges for the period June 2003 to July 2007 to be ₱6,925 million, with ₱5,418 million in transmission costs and ₱1,507 million in carrying costs. Collection of such amount shall start in January 2010 until such time that the full amount shall have been collected.

d. *Applications for the Recovery of Advances for Other Pass-Through Costs*

i. Inter-Class Cross Subsidy

On November 14, 2007, the Parent Company filed a petition for authority to recover ₱1,054 million of under-recoveries, and a corresponding carrying charge, incurred in implementing the Inter-Class Cross Subsidy system.

On November 27, 2009, the Parent Company received a Decision of the ERC dated November 16, 2009, approving, with modification, the subject Application. The ERC authorized the Parent Company to collect the total inter-class cross subsidy under-recoveries covering the period from June 2003 to October 2006 amounting to ₱1,049 million equivalent to ₱0.0103 per kWh until such time that the said amount shall have been fully recovered.

In December 2009, the Parent Company filed a Motion for Partial Reconsideration praying that it be allowed to incorporate the cross subsidy charge under-recoveries as a line item under the "Subsidies" instead of a separate line item under "Universal Charge." As of February 22, 2010, said Motion is pending before the ERC. In the meantime, billing for inter-class cross subsidy is presented as a separate line item in the customers' monthly statements.)

ii. Lifeline Subsidy

On February 19, 2008, the Parent Company filed an application with the ERC for the collection of the under-recoveries incurred in the implementation of the Lifeline Subsidy system amounting to ₱864 million, with a corresponding carrying cost. Hearings on the petition were completed on May 6, 2008.

On November 27, 2009, the Parent Company received a Decision dated November 16, 2009 approving, with modification, the subject Application. The ERC authorized the Parent Company to recover the total lifeline subsidy under-recoveries covering the period from June 2003 to December 2007 amounting to ₱856 million, equivalent to ₱0.0068 per kWh, until such time that the said amount shall have been fully recovered.

The decisions with respect to inter-class cross subsidy and lifeline subsidy were implemented beginning the December 2009 billing cycle. As of December 31, 2009, the total amounts recovered for the inter-class cross subsidy and lifeline subsidy were₱25 million and ₱16 million, respectively. The balance of ₱1,024 million for inter-class cross subsidy and ₱840 million for lifeline subsidy is expected to be recovered in the next 41 months and 51 months, respectively. The current portion and non-current portion of the balance are presented under "Trade and other receivables" and "Other non-current assets" accounts, respectively, in the consolidated and parent company statements of financial position.

e. *Rules Governing the Automatic Cost Adjustment and True-up Mechanisms and Corresponding Confirmation Process for Distribution Utilities*

On August 12, 2009, the ERC issued Resolution No. 16, series of 2009, adopting the "Rules Governing the Automatic Cost Adjustment and True-up Mechanisms and Corresponding Confirmation Process for DUs". These rules govern the recovery of pass-through costs, including over- or under-recoveries in the following bill components: generation charge, transmission charge, system loss charge, lifeline rate subsidies, local franchise and business taxes.

The rules synchronize the various confirmation and verification processes by the ERC for the foregoing charges. In its decision, the ERC required the DUs in Luzon, to which the Parent Company belongs, to file their consolidated applications to resolve under/over-recoveries accumulated from the start of their rate unbundling until December 2008, not later than October 30, 2009. Subsequent filings will be every three years thereafter. Subsequently, through Resolution No. 23, series of 2009 dated October 12, 2009, such application was deferred indefinitely. The ERC has yet to set the new deadline for the consolidated application.

Meanwhile, on October 8, 2009, the Parent Company filed a petition with the ERC, seeking the amendment to the ERC's Resolution No. 16, series of 2009. Specifically, the Parent Company proposed a modification to the formula used in confirming the system loss charges of DUs from a monthly to an annual reckoning to more fairly reflect the actual system loss performance of DUs. Up to the present, the reckoning of system loss charges by the ERC is still on an annual basis. The petition is currently pending at the ERC.

**III. Others**

a. *Bureau of Trade Regulation and Consumer Protection of the Department of Trade and Industry (BTRCP-DTI) Petition*

On May 19, 2008, the BTRCP-DTI filed a petition asking the ERC to:

i. Expand the coverage or increase the discounts under the lifeline rate within the Meralco area only. Further, the BTRCP-DTI said that the Parent Company should absorb the lifeline discounts;

ii. Direct the Parent Company to buy more from the WESM during off-peak hours;

iii. Direct the Parent Company to extend the preferential treatment to poor households and power-intensive industries in the allocation of transmission charges;

iv. Direct the Parent Company to stop billing system losses to customers and that customers are entitled to a refund; and

v. Direct the Parent Company to charge distribution rates equal to or lower than those of Visayan Electric Company, CEPALCO, or Davao Light and Power Company.

After the conduct of public hearings, the ERC issued its decision on December 10, 2008 denying all of the courses of action proposed by the BTRCP-DTI, except for the increase in discounts under the lifeline rate to be given to those using 20 kWh or less each month, from 50% to 100%, subject only to the payment of a ₱5 per month metering charge. The modification in the lifeline subsidy system, which is revenue neutral to the Parent Company, commenced in February 2009.

One of the intervenors filed an MR with respect to the Decision, which was subsequently denied by the ERC. Thereafter, a Petition for Mandamus was filed before the SC praying that the ERC and the Parent Company be ordered to stop charging customers the cost of system loss and administrative or company use. In its Resolution dated April 15, 2009, the SC denied the aforesaid Petition for being a wrong remedy and a violation of hierarchy of courts.

On May 21, 2009, the Petitioner filed a Petition for Mandamus before the CA with the allegations being mere reproduction of the Petition filed before the SC.

On September 4, 2009, the Parent Company received the CA's Resolution dated September 1, 2009, directing the ERC and the Parent Company, to file their comment within 10 days from notice. As of February 22, the Parent Company and the ERC have filed their respective Comments to the Petition. The matter is still pending final decision by the SEC.

b. *SC Decision on the ₱0.167 per kWh Refund*

Following the SC's final ruling that directed the Parent Company to refund affected customers ₱0.167 per kWh covering the billing period from February 1994 to April 30, 2003, the ERC approved the release of the refund in four phases. The refund is still ongoing (see Note 23).

3. **BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE**

The accompanying financial information (consisting of the consolidated financial statements, the parent company statements of financial position and the parent company statements of changes in equity) has been prepared on a historical cost basis, except for derivative financial instruments, available-for-sale (AFS) financial assets and investment properties, which are measured at fair value. Derivative financial instruments are shown as part of "Other current assets," "Other non-current assets," "Trade and other payables" and "Other non-current liabilities" accounts in the consolidated and parent company statement of financial position. AFS financial assets are included as part of "Other non-current assets" account in the consolidated and parent company statement of financial position.

The financial information is presented in Philippine Peso, the Company's functional and presentation currency, and all values are rounded to the nearest millions (₱000,000), except when otherwise indicated.

**Statement of Compliance**

The financial information of the Parent Company and subsidiaries (collectively referred to as "the Company") has been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the disclosure requirements of the Hong Kong Companies Ordinance. References to IFRS include the application of International Accounting Standards (IAS), interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and interpretations of the Standards Interpretation Committee.

**First-time Adoption and Transition to IFRS**

This is the Company's first financial information prepared in accordance with IFRS. This IFRS financial information has been prepared for inclusion in the Circular of First Pacific Company Limited (First Pacific) to be issued in connection with the proposed/possible transactions, including: (1) the proposed acquisition by Beacon Electric Asset Holdings, Inc. (Beacon Electric) of shares in Meralco from Pilipino Telephone Corporation (Piltel) and the subscription of new shares in Beacon Electric by Piltel; and (2) possible acquisition of 74,700,000 shares in Meralco by Beacon Electric through the exercise of a call option. The Company, being a Philippine entity, prepares its primary and statutory financial statements in accordance with Philippine Financial Reporting Standards (PFRS).

The Company applied IFRS 1, "First-time Adoption of International Financial Reporting Standards," in preparing this financial information, with January 1, 2007 as the date of transition. The Company has prepared financial information which comply with IFRS applicable for annual periods beginning on or after January 1, 2009. The Company applied the accounting policies set forth below to all the years presented. An explanation of how the adoption of IFRS has affected the reported consolidated financial position, financial performance and cash flows of the Company is provided in the succeeding discussions.

The preparation of the IFRS financial information resulted in certain changes to the accounting policies adopted under PFRS. The comparative figures for the 2008 and 2007 financial information were restated to reflect the changes in accounting policies in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors." IFRS 1 allows first-time adopters certain exemptions from the general requirements to apply IFRS effective December 31, 2009 retrospectively. In preparing the first IFRS financial information, the Company applied the following exemptions: (a) IFRS 2, "Share-based Payment," has not been applied to equity instruments that were granted on or before November 7, 2002; (b) IFRS 3, "Business Combinations," has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before date of transition; and (c) the Company elected to use the established deemed cost in accordance with PFRS related to the Parent Company's utility plant and others.

The following tables (Reconciliation Tables) set forth a reconciliation of (i) consolidated equity as at January 1, 2007, December 31, 2007 and December 31, 2008, and (ii) consolidated comprehensive income for the years ended December 31, 2008 and 2007, in each case between IFRS and the reported PFRS financial statements. There are no differences between the consolidated statements of cash flows for the years ended December 31, 2008 and 2007 prepared under IFRS and PFRS.

Reconciliation of consolidated equity under PFRS and IFRS at January 1, 2007, December 31, 2007 and December 31, 2008:

| | Note | January 1, 2007 | December 31, 2007 | December 31, 2008 |
|---|---|---|---|---|
| | | *(Amounts in Millions)* | | |
| Consolidated equity under PFRS | | ₱51,422 | ₱55,005 | ₱56,839 |
| Reconciling adjustments: | | | | |
| Equity attributable to equity holders of the Parent: | | | | |
| Adoption of IFRIC 15, "Agreements for the Construction of Real Estate" | A | (348) | (677) | (422) |
| Defined benefit pension and other post-employment benefits | B | (7,503) | (1,609) | (667) |
| Investment properties | C | 500 | 959 | 1,080 |
| Acquisition of minority interests | D | 328 | 328 | 328 |
| | | (7,023) | (999) | 319 |
| Minority interests | A, B and C | (129) | 5 | 382 |
| | | (7,152) | (994) | 701 |
| Consolidated equity under IFRS | | ₱44,270 | ₱54,011 | ₱57,540 |

Reconciliation between consolidated net income under PFRS and consolidated comprehensive income under IFRS for the years ended December 31, 2008 and 2007:

| | Note | 2007 | 2008 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Consolidated net income for the year under PFRS | | ₱4,036 | ₱3,133 |
| Reconciling adjustments: | | | |
| Net income attributable to equity holders of the Parent: | | | |
| Adoption of IFRIC 15 | A | (329) | 255 |
| Defined benefit pension and other post–employment benefits | B | 5,894 | 942 |
| Investment properties | C | 238 | 103 |
| | | 5,803 | 1,300 |
| Minority interests | | (79) | 361 |
| | | 5,724 | 1,661 |
| Reclassification to other comprehensive income: | | | |
| Unrealized fair value gains (loss) on available-for-sale investments | | 28 | (23) |
| Revaluation of utility plant and others transferred to investment properties | | 668 | 49 |
| Share in cumulative translation adjustment of a subsidiary and an associate | | (463) | 696 |
| Tax relating to other comprehensive income | | (237) | (13) |
| | | (4) | 709 |
| Consolidated comprehensive income for the year under IFRS | | ₱9,756 | ₱5,503 |

The explanation of the effects of the transition to IFRS is as follows:

**A. Adoption of IFRIC 15**

Under PFRS, this interpretation will become effective for the Company on January 1, 2012. The Philippine Financial Reporting Standards Council decided to require mandatory application of this interpretation for Philippine financial reporting purposes in 2012 to allow entities engaged in the real estate business time to prepare for implementation of the interpretation.

Under IFRS, this interpretation was effective on January 1, 2009. This interpretation covers the accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. The interpretation requires that revenue on the construction of real estate be recognized only upon completion, except when such contract qualifies as a construction contract to be accounted for under IAS 11, "Construction Contracts," or involves the rendering of services in which case revenue is recognized based on stage of completion. Contracts involving the provision of services with construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion. Under PFRS, revenue from sale of land and condominium units is recognized based on percentage of completion while under IFRS, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, usually upon completion.

As a result of the adoption of IFRIC 15, the following adjustments were made to the 2007 and 2008 financial information. The reconciliation adjustments pertain to: (a) the reversal of revenue from sale of real estate and related costs that were previously recognized based on percentage of completion, and (b) the recognition of such revenue and related costs upon completion of the condominium units. Also, selling costs capitalized under PFRS were charged to the consolidated statement of income as these are incurred under IFRS.

| | Amounts in Millions |
|---|---|
| As of January 1, 2007: | |
| Net increase in deferred tax assets | ₱412 |
| Net increase in current assets | 1,361 |
| Net increase in non-current liabilities | 2,456 |
| Net decrease in minority interests | 335 |
| Net decrease in opening retained earnings | 348 |

| | Amounts in Millions |
|---|---|
| As of and for the year ended December 31, 2007: | |
| Net increase in deferred tax assets | ₱789 |
| Net increase in current assets | 1,152 |
| Net increase in non-current liabilities | 3,268 |
| Net decrease in minority interests | 650 |
| Net decrease in revenue from sale of real estate | 2,062 |
| Net decrease in costs of real estate sold | 1,761 |
| Net increase in operations and maintenance expense | 146 |
| Net decrease in interest income | 574 |
| Net decrease in tax expense | 377 |
| Decrease in share of minority interests in profit after tax | 315 |
| Decrease in share of equity holders of the parent in profit after tax | 329 |

| | Amounts in Millions |
|---|---|
| As of and for the year ended December 31, 2008: | |
| Net increase in deferred tax assets | ₱371 |
| Net increase in current assets | 995 |
| Net increase in non-current liabilities | 3,770 |
| Net decrease in current liabilities | 1,578 |
| Net decrease in minority interests | 404 |
| Net increase in revenue from sale of real estate | 3,919 |
| Net increase in costs of real estate sold | 2,674 |
| Net decrease in operations and maintenance expense | 56 |
| Net decrease in interest income | 382 |
| Net increase in tax expense | 418 |
| Increase in share of minority interests in profit after tax | 246 |
| Increase in share of equity holders of the parent in profit after tax | 255 |

**B. Defined Benefit Pension and Other Post-Employment Benefits**

The Company opted in its PFRS financial statements for the policy of recognizing actuarial gains and losses as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans. In the Company's IFRS financial statements, the Company opted for the policy of recognizing actuarial gains and losses immediately in the consolidated statement of income as and when they occur.

The change increased the Company's consolidated net income attributable to equity holders of the Parent by ₱942 million and ₱5,894 million for the years ended December 31, 2008 and 2007, respectively, increased minority interests by ₱4 million and ₱7 million for the years ended December 31, 2008 and 2007, respectively, and decreased the Company's consolidated equity by ₱7,511 million, ₱1,610 million and ₱664 million as at January 1, 2007, December 31, 2007 and December 31, 2008, respectively. As of December 31, 2007, the change increased pension liability by ₱1,640 million, other non-current liabilities by ₱811 million and deferred tax assets by ₱852 million, and decreased investments in associates by ₱11 million. As of December 31, 2008, the change increased pension liability by ₱436 million, pension asset by ₱11 million, other non-current liabilities by ₱487 million and deferred tax assets by ₱271 million and decreased investments in associates by ₱11 million.

**C. Investment Properties**

The Company opted in its PFRS financial statements for the policy of accounting for investment properties at cost, which is similar to the accounting policy adopted for utility plant and others. In the Company's IFRS financial statements, the Company opted for the policy of presenting and accounting for investment properties at fair value with the changes in fair value recognized in the consolidated statement of income. The reconciliation adjustments pertain to fair market value adjustments and reversal of previously recognized depreciation expense.

The change increased the Company's consolidated net income attributable to the equity holders of the Parent by ₱103 million and ₱238 million for the years ended December 31, 2008 and 2007, respectively, increased minority interests by ₱111 million and ₱229 million for the years ended December 31, 2008 and 2007, respectively, and increased the Company's consolidated equity by ₱714 million, ₱1,615 million and ₱1,863 million as at January 1, 2007, December 31, 2007 and December 31, 2008, respectively. As of December 31, 2007, the change increased investment properties by ₱2,229 million and deferred tax liabilities by ₱614 million. As of December 31, 2008, the change increased investment properties by ₱2,458 million and deferred tax liabilities by ₱595 million.

**D. Acquisition of Minority Interest**

The Company opted in its PFRS financial statements for the policy of accounting for acquisitions of minority interests using the entity concept method, whereby the difference between the fair value of the consideration transferred and the book value of the share in the net assets acquired is treated as an equity transaction and is presented as "Excess of acquisition cost over carrying value of minority interest acquired" account within the equity section of the consolidated statement of financial position. In the Company's IFRS financial statements, the Company opted for the policy of accounting for an acquisition of a minority interest using the parent entity extension method whereby the difference between the consideration and the existing carrying amount of the share of the net assets acquired is recognized as "Goodwill" and is included under "Other non-current assets account." The reconciliation adjustments pertain to reclassification of the "Excess of acquisition cost over carrying value of minority interest acquired" account to "Goodwill" account.

The change increased the Company's consolidated equity and consolidated other non-current assets by ₱328 million as at January 1, 2007, December 31, 2007 and December 31, 2008.

**Basis of Consolidation**

The consolidated financial statements comprise the financial statements of the Parent Company and its subsidiaries as at December 31 of each year, except for MIESCOR and subsidiaries, whose financial reporting date ends at September 30. Adjustments and disclosures are made for the effects of significant transactions or events that occurred between the date of MIESCOR's financial statements and the date of the consolidated financial statements. The consolidated financial statements are prepared using consistent accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognized in the consolidated financial statements, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control, and continue to be consolidated until the date that such control ceases.

Minority interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the consolidated statement of income and within equity in the consolidated statement of financial position, from the amount of equity attributable to the equity holders of the Parent. Acquisitions of minority interests are accounted for using the parent entity extension method, whereby the difference between the consideration and the existing carrying amount of the share of the net assets acquired is recognized as goodwill. Disposals to minority interests result in gains and losses and are recognized in the consolidated statement of income.

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31:

| | Country of Incorporation | Principal Activities | Percentage of Ownership | | |
|---|---|---|---|---|---|
| | | | 2009 | 2008 | 2007 |
| Corporate Information Solutions, Inc. and subsidiaries | Philippines | e-Transactions | 100 | 100 | 100 |
| Meralco Energy, Inc. | Philippines | Energy Systems Management | 100 | 100 | 100 |
| eMeralco Ventures, Inc. | Philippines | e-Business Development | 100 | 100 | 100 |
| Asian Center for Energy Management* | Philippines | Research & Development | 100 | 100 | 100 |
| Financial Services Corporation | Philippines | Financial Services Provider | 100 | 100 | 100 |
| Republic Surety and Insurance Co. (RSIC) | Philippines | Insurance | 100 | 100 | 100 |
| Lighthouse Overseas Insurance Company, Limited (LOIL)** | Bermuda | Insurance | 100 | 100 | – |
| MIESCOR and Subsidiaries | Philippines | Engineering, Construction and Consulting Services | 99 | 97 | 97 |
| Clark Electric Distribution Corporation (CEDC)** | Philippines | Power Distribution | 65 | 65 | – |
| Rockwell Land Corporation (Rockwell) | Philippines | Real Estate | 51 | 51 | 51 |

* *For dissolution*

** *Acquired in 2008 (see Note 8)*

## 4. STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE

The Company will adopt the following standard, amendments and interpretations enumerated below when these become effective. Except as otherwise indicated, the Company does not expect the adoption of these new and amended IFRS and Interpretations to have any significant impact on its financial information.

**New Standard and Interpretations**

- IFRIC 17, "Distributions of Non-Cash Assets to Owners"

  This interpretation is effective for annual periods beginning on or after July 1, 2009. It provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability.

- IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments"

  This interpretation is effective for annual periods beginning on or after July 1, 2010. If application of the interpretation results in a change in accounting policy, it would be applied retrospectively from the beginning of the earliest comparative period presented.

  IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are "consideration paid" in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment.

  Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in the statement of income. The resulting gain or loss is disclosed separately on the statement of comprehensive income, or the separate statement of income (if presented), or in the notes.

The same principle applies when there is partial extinguishment of the financial liability. In these situations, the issuer would have to determine whether part of the consideration paid relates to a modification of the part of the liability that remains outstanding. If so, the issuer would allocate the consideration paid between the portion of the liability extinguished and the portion of the liability that remains outstanding.

The interpretation also requires an assessment of the terms of the remaining liability to determine whether they are substantially different from those of the original liability when applying the approach set out in IAS 39 paragraph 40. Any consideration allocated to the remaining liability would form part of this assessment. If the terms of the retained liability are substantially different, the entity accounts for the transaction, in accordance with IAS 39, as an extinguishment of the entire original financial liability, the recognition of a new liability (at fair value) and the issue of equity instruments, together with any resulting gain or loss in the statement of income.

- IFRS 9, "Financial Instruments (Phase 1)"

IFRS 9 is the new accounting standard that will eventually replace IAS 39, "Financial Instruments: Recognition and Measurement." In order to expedite the replacement of IAS 39, the IASB divided the project into phases. The main focus of Phase 1 is the classification and measurement of financial assets. The IASB's work on the other phases is currently ongoing, and covers impairment of financial instruments, hedge accounting, financial liabilities and derecognition. The aim is to replace IAS 39 in its entirety by the end of 2010. As each phase is completed, chapters with the new requirements will be added to IFRS 9, and the relevant portions deleted from IAS 39.

Phase 1 of IFRS 9 is applicable to all financial assets within the scope of IAS 39. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value.

Subsequent to initial recognition, financial assets that are debt instruments are classified at amortized cost or fair value on the bases of both: (a) the entity's business model for managing the financial assets; and (b) the contractual cash flow characteristic of the financial asset. Debt instrument may be subsequently measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows; and (b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value.

All financial assets that are equity investments are measured at fair value either through other comprehensive income or the consolidated statement of income. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss (FVPL).

The mandatory effective date for IFRS 9 is on January 1, 2013, with early adoption of Phase 1 permitted for reporting periods ending on or after December 31, 2009. IFRS 9 is required to be applied retrospectively and comparative figures are required to be restated.

**Amendments to Standards and Interpretation**

- Amendment to IAS 39, "Financial Instruments: Recognition and Measurement – Eligible Hedged Items"

The amendment to IAS 39, which is effective for annual periods beginning on or after July 1, 2009, clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations.

- IFRS 3, "Business Combinations (Revised)" and IAS 27, "Consolidated and Separate Financial Statements (Amended)"

  The revised standards are effective for annual periods beginning on or after July 1, 2009. IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after this date. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests. IFRS 3 (Revised) will be applied prospectively while IAS 27 (Amended) will be applied retrospectively with a few exceptions. The Company will apply this amended standard in 2010 and will affect future acquisitions and transactions with non-controlling interests.

- Amendments to IFRS 2, "Share-based Payment – Group Cash-settled Share-based Payment Transactions"

  The amendments to IFRS 2, which are effective for annual periods beginning on or after January 1, 2010, clarify the scope and the accounting for group cash-settled share-based payment transactions.

- Amendment to IAS 32, "Financial Instruments: Presentation – Classification of Rights Issues Denominated in a Foreign Currency"

  The amendment is effective for annual periods beginning on or after February 1, 2010 and should be applied retrospectively.

  The amendment alters the definition of a financial liability in IAS 32 to classify rights issues and certain options or warrants (together, here termed rights) as equity instruments. This is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity's non-derivative equity instruments, in order to acquire a fixed number of the entity's own equity instruments for a fixed amount in any currency.

  By changing the definition of a liability, these rights are no longer considered derivative instruments. Their fair value adjustments will no longer impact the statement of income.

- Amendments to IAS 24, "Related Party Disclosures"

  The amendments become effective for annual periods beginning on or after January 1, 2011 and should be applied retrospectively. The standard has been amended to simplify the identification of related party relationships and re-balance the extent of disclosures of certain transactions between related parties based on the costs to preparers and the benefits to users of the financial statements in having this information available in the financial statements.

- Amendments to IFRIC 14, "Prepayments of a Minimum Funding Requirement"

  The revised interpretation is effective for annual periods beginning on or after January 1, 2011. The IASB aligned the transitional provisions of these amendments with those of the original IFRIC 14. This means that entities have to assess the adjustment resulting from this amendment by going back to the beginning of the earliest comparative period presented in the first financial statements in which the entity applied the original interpretation.

  The amendment was made to remove an unintended consequence when an entity is subject to minimum funding requirements (MFR) and makes an early payment of contributions to cover those requirements.

If a pension asset cannot be recovered by a refund, its carrying value is restricted to the amount recoverable through reduced future contributions. When an entity is subject to MFR for future service, the amount recoverable is currently defined as the present value of:

(a) Future current service costs (net of employee contributions), less

(b) The part of the future MFR that relates to future service (as distinct from the part of the MFR that relates to past service).

It follows that if (b) exceeds (a), then no asset may be recognized. In some jurisdictions, the MFR are set on much more prudent basis than the IAS 19, "Employee Benefits" measure of service cost, with the result that so far no asset is recognized.

The amendment requires entities to treat the benefit of such an early payment as a pension asset. Subsequently, the remaining surplus in the plan, if any, is subject to the same analysis as if no prepayment had been made.

**Improvements to IFRS**

The omnibus amendments to IFRS issued in 2009 were issued primarily with a view to removing inconsistencies and clarifying wording. The amendments are effective for annual periods beginning on or after January 1, 2010 except when otherwise stated. The Company has not yet adopted the following amendments and anticipates that these changes will have no material effect on the financial information.

- IFRS 2, "Share-based Payment," clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of IFRS 2 even though they are out of scope of IFRS 3, "Business Combinations (Revised)." The amendment is effective for annual periods beginning on or after July 1, 2009.

- IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations," clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRS only apply if specifically required for such non-current assets or discontinued operations.

- IFRS 8, "Operating Segment," clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

- IAS 1, "Presentation of Financial Statements," clarifies that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

- IAS 7, "Statement of Cash Flows," explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

- IAS 17, "Leases," removes the specific guidance on classifying land as a lease. Prior to the amendment, leases of land were classified as operating leases. The amendment now requires that leases of land are classified as either "finance" or "operating" in accordance with the general principles of IAS 17. The amendments will be applied retrospectively.

- IAS 36, "Impairment of Assets," clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for financial reporting purposes.

- IAS 38, "Intangible Assets," clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives. It also clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

- IAS 39, "Financial Instruments: Recognition and Measurement," clarifies the following:
  - that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract.
  - that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken.
  - that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.
- IFRIC 9, "Reassessment of Embedded Derivatives," clarifies that it does not apply to possible reassessment, at the date of acquisition, embedded derivatives in contracts acquired in a business combination between entities or businesses under common control or the formation of joint venture.
- IFRIC 16, "Hedge of a Net Investment in a Foreign Operation," states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied.

## 5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial information of the Company are as follows:

**Utility Plant and Others**

Utility plant and others, except land, are stated at cost, excluding the costs of day-to-day servicing, less accumulated depreciation and any impairment loss. Such costs include the cost of replacing part of such utility plant and other equipment when that cost is incurred if the recognition criteria are met. The cost of each major inspection is recognized in the carrying amount of the utility plant and others as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as incurred in the statement of income. The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Land is stated at cost less any impairment in value.

Utility plant and others of the Parent Company as of January 1, 2007 are stated at deemed cost. The Parent Company elected to use the deemed cost established under IFRS (see Note 18b).

Depreciation of utility plant and others of the Company is computed using the straight-line method (except for certain subtransmission and distribution assets which use straight-line functional group method) over the following estimated useful lives:

| Asset Type | Estimated Useful Lives |
|---|---|
| Subtransmission and distribution | 10–50 years, depending on the significant parts involved |
| Others: | |
| Buildings and improvements | 15–40 years |
| Communication equipment | 10 years |
| Office furniture, fixtures and other equipment | 5 years |
| Transportation equipment | 5–10 years |
| Others | 5–20 years |

An item of utility plant and others is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income in the year the asset is derecognized.

The assets' residual values, useful lives and methods of depreciation are reviewed, and adjusted prospectively if appropriate, at each reporting date.

**Construction in Progress**

Construction in progress of subtransmission and distribution substations and buildings is stated at cost which includes cost of construction, plant and equipment, borrowing costs and other direct costs. Construction in progress is not depreciated until such time that the relevant assets are completed and available for operational use.

**Borrowing Costs**

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred, and ceases when the assets are ready for their intended use.

**Investment Properties**

Investment properties are initially measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the end of each reporting date and have been determined based on latest valuations performed by an independent firm of appraisers. Gains or losses arising from changes in the fair values of investment properties are included in the statement of income in the year in which they arise.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the statement of income in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. When the use of a property changes from owner-occupied to investment property, the property is remeasured to fair value and reclassified as investment property. Any gain arising on remeasurement is recognized in the statement of income to the extent the gain reverses a previous impairment loss on the specific property, with any remaining gain recognized in other comprehensive income and presented in the "Revaluation increment in utility plant and others" account in equity. Any loss is recognized in other comprehensive income and presented in the "Revaluation increment in utility plant and others" account in equity to the extent that an amount had previously been included in the "Revaluation increment in utility plant and others" account relating to the specific property, with any remaining loss recognized immediately in the statement of income.

Property that is being constructed for future use as investment property is accounted for at fair value.

**Investments in Associates**

The Company's investments in associates are accounted for using the equity method of accounting in the consolidated financial statements. An associate is an entity over which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment in value. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. The consolidated statement of income reflects the Company's share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Profits and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

In the parent company financial statements, the Parent Company's investments in subsidiaries (entities over which the Parent Company controls) and associates (entities over which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures) are accounted for under the cost method of accounting in the parent company financial statements. These are carried in the parent company statement of financial position at cost less any impairment in value. The Parent Company recognizes income from the investment only to the extent that the Parent Company receives distributions from accumulated profits of the subsidiaries arising after the date of acquisition. Distributions received in excess of such profits are regarded as a recovery of investment and are recognized as a reduction of the cost of the investment.

**Interest in a Joint Venture**

The Company's interest in joint venture is accounted for using the equity method of accounting in the consolidated financial statements. The interest in joint venture is carried at cost plus post-acquisition changes in the Company's share of the net assets of the joint venture, less any impairment in value. The Company's share of the results of operations of the joint venture is recognized in the consolidated statement of income.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The financial statements of the joint venture are prepared for the same reporting year as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

When the Company contributes or sells assets to the joint venture, any share in the gain or loss from the transaction is recognized based on the substance of the transaction. When the Company purchases assets from the joint venture, the Company does not recognize its share of the profit of the joint venture from the transaction until it resells the assets to an independent party.

In the parent company financial statements, the Company's investment in joint venture is accounted for using the cost method of accounting. The interest in joint venture is carried at cost less any impairment in value.

**Deferred Pass-Through Fuel Costs**

Deferred pass through fuel costs are accounted as prepayments and are initially recorded based on the billings received. The account is reduced for fuel consumption above the required annual volume based on historical costs and is tested for impairment at each reporting date. Key factors in the impairment test of the deferred pass through costs are the ability of First Gas' plants to consume the banked gas within the prescriptive period and the exchange rate at which the Parent Company can convert the historical US dollar price to bill its customers for the power generated from the withdrawn banked gas.

**Business Combinations and Goodwill**

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities but excluding future restructuring) of the acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether the other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and, is not larger than a segment based on either the primary or secondary reporting format determined in accordance with IFRS 8.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in such circumstance is measured based on relative values of the operation disposed of and the portion of the cash-generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and goodwill is recognized in the consolidated statement of income.

**Impairment of Non-financial Assets**

The Company assesses at each reporting date whether there is an indication that the following non-financial assets may be impaired:

- Utility plant and others
- Construction in progress
- Investments in associates and a joint venture
- Deferred pass-through fuel cost

The Company also performs annual impairment testing for goodwill.

If any such indication exists (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators), or when annual impairment testing for an asset is required (in the case of goodwill), the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The fair value less cost to sell is the amount obtainable from the sale of the asset in an arm's-length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicy traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the statement of income in those expense categories consistent with the function of the impaired asset, except for assets previously revalued where the revaluation was taken to equity. In this case, the impairment is also recognized in equity up to the amount of any previous revaluation.

For assets, excluding goodwill, an assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation (in case of utility plant and others and investment properties), had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

The following criteria are also applied in assessing impairment of specific assets:

*Goodwill.* Goodwill is reviewed for impairment annually or more frequently if event or changes in circumstances indicate the carrying value maybe impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

*Associates and a Joint Venture.* After application of equity method, the Company determines whether it is necessary to recognize an additional impairment loss of the Company's investments in its associates and joint venture. The Company determines at each reporting date whether there is objective evidence that the investments in associates and a joint venture is impaired. The entire carrying amount of the investment is tested for impairment, by comparing its recoverable amount, which is the higher of value in use and fair value less costs to sell, with its carrying amount. In determining the value in use of the investment, the Company estimates its share of the present value of the estimated future cash flows expected to be generated by the associate and joint venture, including the cash flows from the operations of the associate and joint venture and the proceeds on the ultimate disposal of the investment; or the present value of the estimated future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal. The recoverable amount of an investment in an associate or a joint venture is assessed for each associate or joint venture, unless the associate or joint venture does not generate cash inflows from continuing use that are largely independent of those from other assets of the entity.

**Inventories**

Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs incurred during the construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

**Land and Development Costs**

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost and net realizable value less allowance for probable losses. Expenditures for development are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

**Financial Instruments**

*Initial Recognition.* Financial assets and financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at FVPL.

The Company recognizes a financial asset or a financial liability in the statement of financial position when it becomes a party to the contractual provisions of the instrument. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, is done using trade date accounting.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. A financial instrument is classified as liability if it provided for a contractual obligation to (a) deliver cash or another financial asset to another entity; or (b) exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or (c) satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own shares. If the Company does not have the unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity, net of any related income tax benefits.

*Determination of Fair Value.* The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business at the reporting date. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction.

For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's-length market transactions, reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis and option pricing models.

**"Day 1" Profit/Loss**

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Company recognizes the difference between the transaction price and fair value (a "Day 1" profit/loss) in the statement of income, unless it qualifies for recognition as some other type of asset. In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Company determines the appropriate method of recognizing the "Day 1" profit/loss amount.

**Financial Assets**

Financial assets are categorized as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS investments, as appropriate. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each reporting date.

The Company has no HTM investments.

*Financial Assets at FVPL.* Financial assets at FVPL include financial assets held for trading purposes, derivative financial instruments and those designated upon initial recognition as at FVPL.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Derivatives, including separated embedded derivatives, are also classified under this category unless they are designated as effective hedging instruments.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the consolidated statement of income (shown as part of "Interest and financial income – Mark-to-market gains (losses) from derivative instruments" account). Reassessment of embedded derivatives is only done when there are changes in the contract that significantly modifies the cash flows.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on a different basis; or (ii) the assets or liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

The Company's derivative financial instruments including embedded derivatives that are not accounted for as accounting hedges are classified under this category as of December 31, 2009, 2008 and 2007 (see Note 31).

*Loans and Receivables.* Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Loans and receivables are included in current assets if maturity is within 12 months from the reporting date. Otherwise, these are classified as non-current assets.

This category includes cash and cash equivalents, trade and other receivables and refundable deposits (see Note 32).

*AFS Investments.* AFS investments are those non-derivative financial assets that are designated as AFS or are not classified in any of the other three categories. After initial recognition, AFS are measured at fair value with gains and losses being recognized in the "Unrealized fair value gains (losses) on AFS investments" account under other comprehensive income until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in other comprehensive income is removed and recognized in the consolidated statement of income.

AFS investments also include unquoted equity investments, which are carried at cost, less any accumulated impairment in value. The fair value of these instruments is not reasonably determinable due to the unpredictable nature of future cash flows and the lack of other suitable methods for arriving at a fair value.

The Company's AFS investments include investments in club shares and ordinary common shares (see Note 13).

**Financial Liabilities**

Financial liabilities are categorized as financial liabilities at FVPL or other financial liabilities at amortized cost. The Company does not have financial liabilities at FVPL.

*Other Financial Liabilities at Amortized Cost.* Other financial liabilities at amortized cost pertain to issued financial instruments or their components that are not classified or designated at FVPL and contain contractual obligations to deliver cash or another financial asset to the holder or to settle the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

This category mainly includes interest-bearing loans and other borrowings, customers' deposits, customers' refund, notes payable and trade and other payables which are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of effective interest rate. The effective interest rate amortization is included in "interest and financial expenses" account in the consolidated statement of income.

Amortized cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

**Offsetting Financial Instruments**

Financial assets and financial liabilities are offset and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements, and the related assets and liabilities are presented at gross amounts in the statement of financial position.

**Impairment of Financial Assets**

The Company assesses at each reporting date whether a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred "loss event") and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

*Assets Carried at Amortized Cost.* For assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment based on historical loss experience. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. Specifically for the Company, it considers termination or disconnection of service and significant financial difficulties of debtors as objective evidence that a financial asset is impaired. For Rockwell, it considers breach of contract, such as default or delinquency in interest on principal payments as objective evidence that a financial asset or group of assets is impaired. For both specific and collective assessment, any collateral and credit enhancement is considered in determining the amount of impairment loss.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through the use of an allowance account and the amount of the loss shall be recognized in the consolidated statement of income. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans together with associated allowance are written off when there is no realistic prospect of future recovery and all collateral or deposits have been realized or have been transferred to the Company.

If in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated statement of income. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

The estimated future cash flows is discounted at the financial asset's original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

*Assets Carried at Cost.* If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

*AFS Investments.* For AFS investments, the Company assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS investments, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. "Significant" is evaluated against the original cost of the investment and "prolonged" against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income, is removed from other comprehensive income and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in their fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the fair value, less any impairment loss on the investment previously recognized in the consolidated statement of income. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. The interest income is recorded as part of "Interest and financial income" account in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

**Derecognition of Financial Instruments**

*Financial Assets.* A financial asset (or, when applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the rights to receive cash flows from the asset have expired;
- the Company has transferred its right to receive cash flows from the asset or has assumed an obligation to receive cash flows in full without material delay to a third party under a "pass-through" arrangement; and either the Company (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of the Company's continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

*Financial Liabilities.* A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

**Derivative Financial Instruments**

Derivative instruments (including bifurcated embedded derivatives) are initially recognized at fair value on the date in which a derivative transaction is entered into or bifurcated, and are subsequently re-measured at fair value. Changes in fair value of derivative instruments not accounted as hedges are recognized immediately in the consolidated statement of income. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Derivative financial instruments also include bifurcated embedded derivatives. An embedded derivative is separated from the hybrid or combined contract if all the following conditions are met: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not recognized at FVPL.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. An entity determines whether a modification to cash flows is significant by considering the extent to which the expected future cash flows associated with the embedded derivative, the host contract or both have changed and whether the change is significant relative to the previously expected cash flows on the contract.

The Parent Company has bifurcated embedded currency forwards and call options (see Note 31).

Rockwell enters into derivative instruments such as forward currency contracts to manage its currency exposure (see Note 31). The fair values of freestanding forward currency transactions are calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

**Provisions**

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

**Pension and Other Post-Employment Benefits**

The Company has funded, non-contributory defined benefit retirement plans covering substantially all of its permanent employees. The Company also provides additional post-employment benefits upon retirement. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized immediately in the consolidated statement of income.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

In addition to its defined benefit retirement plan, MIESCOR also has a defined contribution retirement plan. The amount of MIESCOR's contribution to the retirement plan is recognized as expense in the period incurred.

**Share-Based Payment Transactions**

The Company has a share based payment plan for its employees and retirees to purchase a fixed number of shares of stock at a stated price. When the grants vest, the capital stock transactions are recorded at the fair value of the awards on grant date as described below. The regular terms of the plan include, among others, a two to three-year holding period of the purchased shares and cancellation of the purchase prior to full payment of the purchase price.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes Option Pricing Model. In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit in the consolidated statement of income represents the movement in cumulative expense recognized as at the beginning and end of that period. The cost of equity settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit in the consolidated statement of income represents the movement of cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding awards is reflected as additional share dilution in the computation of earnings per share (see Note 36).

**Revenue**

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received, excluding discounts, rebates and sales taxes or duty. The Company assesses its revenue arrangement against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements. The following specific recognition criteria must also be met before revenue is recognized:

*Sale of Electricity.* Revenues are recognized upon supply of power to the customers. The Uniform Filing Requirements on the rate unbundling released by the ERC on October 30, 2001 specified the following bill components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA I and II and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customers' billing statements. National and Local Franchise Taxes and Universal Charges, which are billed and collected merely on behalf of the national and local government, do not form part of the Company's revenue.

*Sale of Real Estate.* Revenue from sale of land and condominium units is recognized when the significant risks and rewards of ownership of the land and condominium units have passed to the buyer, usually upon delivery or at completion.

The Company accounts for cash received as "Deposits from pre-selling of condominium units" when the construction is not yet completed.

All selling costs are charged to expense in the period these are incurred.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale; otherwise, the installment method is applied.

*Sale of Contracts and Services.* Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Service fees are recognized when the service is rendered.

Consultancy fees are recognized when services are rendered.

*Interest Income.* Revenue is recognized as interest accrues (using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

*Dividends.* Revenue from non-equitized holdings is recognized when the Company's right to receive the payment is established.

*Lease Income.* Lease income (shown as part of "Revenue – Others" account in the consolidated statement of income) arising from investment properties and poles is accounted for on a straight-line basis over the lease terms on ongoing leases.

Lease income from condominium units held for lease and mall operations (shown as part of "Revenue – Others" account in the consolidated statement of income) is accounted for on a straight-line basis over the lease terms.

**Leases**

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset.

*Company as Lessee.* Operating lease payments are recognized as expense in the consolidated statement of income on a straight-line basis over the lease terms.

*Company as Lessor.* Leases where the Company does not transfer substantially all the risk and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

**Foreign Currency-Denominated Transactions and Translation**

The financial information is presented in the Philippine Peso, which is the Company's functional and presentation currency. Each entity in the Company determines its own functional currency.

Transactions in foreign currencies are initially recorded by the Company entities at their respective functional currency rates prevailing at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are re-translated at the exchange rate as of the reporting date.

All differences are taken to the consolidated statement of income with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These are recognized in other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated statement of income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date, the statement of financial position of an associate is translated into the presentation currency of the Company (the Philippine Peso) at the rate of exchange ruling at the reporting date and, the statement of income is translated at the monthly weighted average exchange rates for the year. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in a separate component of equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of income.

**Taxes**

*Current Income Tax.* Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the reporting date.

*Deferred Income Tax.* Deferred income tax is provided using the balance sheet liability method on temporary differences as at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefit of unused tax credits from excess minimum corporate income tax (MCIT) and net operating loss carryover (NOLCO), to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward benefit of MCIT and NOLCO can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred income tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same tax authority.

Income tax relating to items recognized directly in equity and other comprehensive income is recognized in equity and other comprehensive income and not in the consolidated statement of income.

**Earnings per Share**

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the net income attributable to equity holders of the parent and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares.

**Contingencies**

Contingent liabilities are not recognized in the financial statements. They are disclosed in the notes to financial information unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized unless the realization of the assets is virtually certain. They are disclosed in the notes to financial information when an inflow of economic benefits is probable.

**Events After the Reporting Period**

Post year-end events that provide additional information about the Company's financial position at the reporting date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial information when material.

## 6. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial information requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that would require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

### I. Judgments

In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial information.

a. *National Power Corporation (NPC) Settlement Agreement*

As discussed in Note 34(b)(4), the effectivity of the Settlement Agreement of the Parent Company with NPC is dependent on the approval by the ERC. The approval of the ERC is vital since the amount to be settled shall form part of generation cost that is recoverable from the customers. Thus, this amount will be recognized as a liability by the Parent Company only if the ERC or the Court, as the case may be, finally approves the Settlement Agreement and allows the pass-through of the said amount to the customers. Upon approval by the ERC of the Settlement Agreement, the amount of liability to NPC shall be recognized with a corresponding recognition of receivable from the customers. In the event that the Settlement Agreement is disapproved, NPC and the Parent Company (Parties) shall revert to their respective positions before the mediation. If this happens, the remedy available to both Parties, pursuant to their Contract for the Sale of Electricity (CSE), is arbitration. In such a case, the Parent Company will continue to dispute any liability to NPC arising from the CSE, including the amount subject of the Settlement Agreement.

b. *Advances for Pass-Through Costs*

As discussed in Note 2(II), the Parent Company has advances for pass-through costs that have been the subject of various applications for recovery with the ERC. If these advances are not recovered through existing ERC-approved recovery mechanisms or orders, they remain unbilled to customers.

The following is the breakdown of the Parent Company's total advances for pass-through costs presented as unbilled receivables under "Trade and other receivables" and "Other non-current assets" accounts in the consolidated and parent company statement of financial position and disclosed as contingent assets in the financial information as of December 31, 2009.

| | Unbilled Receivables | Contingent Assets | Contingent Liabilities | Total |
|---|---|---|---|---|
| | | *(Amounts in Millions)* | | |
| Generation costs net under-recoveries | ₱560 | ₱– | ₱– | ₱560 |
| Generation net under-recoveries (10 cases)* | 881 | – | – | 881 |
| Deferred PPA for refund | (405) | – | – | (405) |
| System loss under-recoveries | 3,614 | 805 | – | 4,419 |
| SC GRAM case refund amount | 780 | – | – | 780 |
| Transmission cost over-recoveries* | (4,447) | 8 | – | (4,439) |
| Transmission cost under-recoveries* | 4,661 | – | – | 4,661 |
| Lifeline rate under-recoveries | 840 | – | (73) | 767 |
| Inter-class subsidy removal under-recoveries | 1,024 | – | (21) | 1,003 |
| | ₱7,508 | ₱813 | (₱94) | ₱8,227 |

* *Exclusive of carrying charges.*

c. *Unbilled Receivables*

Unbilled receivables represent pass-through costs incurred by the Parent Company and the estimated distribution revenues earned but not yet billed or recovered from the customers. Following is the breakdown of unbilled receivables:

(1) Generation Cost Net Under-recoveries

This includes under-recoveries (with corresponding carrying charges) covering the supply months of August 2006 to May 2007 incurred by the Parent Company during the suspension of AGRA and for the WESM bill in July 2008.

As discussed in Note 2(II)(a), the ERC allowed the Parent Company to collect the amount of ₱8,829 million and ₱1,149 million out of the ₱12,679 million which the Parent Company sought to recover through the ten separate applications for recovery of generation costs. For the remaining ₱2,701 million, the ERC ruled that the amount be disallowed for recovery from the customers. While the Parent Company is awaiting the ERC's decision, the Parent Company has made a provision for probable loss amounting to ₱2,519 million in 2008. As of December 31, 2009, the remaining balance of the approved generation cost for recovery amounted to ₱881 million.

(2) SC GRAM Case Refund Amount

As discussed in Note 2(II)(b), the Parent Company was directed to refund affected customers the GRAM refund amount of ₱0.1327 per kWh equivalent to a total amount of ₱780 million. As of December 31, 2009, the Parent Company has refunded ₱746 million to its customers. The Parent Company will be filing an application with the ERC for the recovery of the ₱746 million plus any additional amount that it will still refund to its customers pursuant to SC Resolution dated August 16, 2006, and the corresponding carrying charges.

(3) System Loss Under-recoveries

This largely represents system loss under-recoveries incurred by the Parent Company during the supply months of August 2006 to May 2007 when the AGRA was suspended.

As discussed in Note 2(II)(a), in the Decision dated June 4, 2008 on the Parent Company's ten consolidated applications for generation cost under-recoveries, the ERC directed the Parent Company to file a separate application for recovery of system loss adjustments amounting to ₱1,295 million after the ERC shall have confirmed the average transmission rate to be used in the calculation of the system loss rate in accordance with the AGRA Guidelines.

With the issuance on August 12, 2009 by the ERC of its Resolution No. 16, series of 2009, or the "Rules Governing the Automatic Cost Adjustment and True-up Mechanisms and Corresponding Confirmation Process for Distribution Utilities", Luzon DUs, such as the Parent Company, are to file their consolidated applications to resolve under/over-recoveries, including those for system loss charges, accumulated from the start of their rate unbundling until December 2008, not later than October 30, 2009. However, in a subsequent resolution dated October 12, 2009, the ERC deferred indefinitely the deadline for the filing of the consolidated applications. As of February 22, 2010, the ERC has not yet set a new deadline for the submission of the applications.

(4) Current Unbilled Revenues

The Parent Company changed its basis of estimating current unbilled revenues. Prior to 2009, the estimated current unbilled revenues were based on the conceptual view of one month lag in the recovery of purchased power costs. In 2009, the Parent Company's current unbilled revenues were estimated taking into consideration the various billing cycles of its customers.

d. *Functional Currency*

The functional currencies of the entities under the Company are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services. Based on the economic substance of the underlying circumstances relevant to the Company, the functional and presentation currency of the Company, except for LOIL, is the Philippine Peso.

The functional currency of LOIL is the United States (US) Dollar.

e. *Contingencies*

The Parent Company has contingent assets and liabilities amounting to ₱813 million and ₱94 million, respectively, consisting principally of accumulated advances in specific pass-through costs which do not have ERC-approved recovery mechanism at the reporting date (Note 6(I)(b)).

There are various claims and assessments against the Parent Company. The Parent Company's estimate of the probable costs of such claims and assessments is arrived at in consultation with its legal counsel handling defense in these matters and is based upon an analysis of potential results. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of strategies relating to these proceedings or changes in government policies and decisions beyond the control of management (see Note 34).

Outstanding provisions to cover pending claims and assessments against the Parent Company which the Parent Company may be liable amounted to ₱4,978 million, ₱1,645 million and ₱1,396 million as of December 31, 2009, 2008 and 2007, respectively (see Note 22).

f. *Interest on Customers' Deposits*

As discussed in Note 21, the interest rates previously used by the Parent Company in accruing interest on customers' deposits are based on the Parent Company's interpretation of existing ERC rules. In view of the promulgation by the ERC on June 4, 2008 of Resolution No. 8, Series of 2008, entitled "A Resolution Adopting the Rules to Govern the Refund of Meter Deposits to Residential and Non-Residential Customers," the Parent Company has already applied the interest rates on meter deposits as embodied therein.

However, the Parent Company strongly believes that certain legal impediments and inconsistencies with previous pronouncements of the ERC on the issue of interest on bill deposit still exist. Hence, the Parent Company believes that rules similar to that applied to meter deposits as embodied in the aforesaid Resolution governing the refund of meter deposits must be put in place by the ERC to apply to bill deposits. In the meantime that there are no rules yet that specifically apply to bill deposits, the Parent Company will follow the same principles adopted by the ERC in the foregoing Rules governing the refund of meter deposits, insofar as the computation of interest for bill deposits is concerned.

For the years ended December 31, 2009, 2008 and 2007, total interest expense on bill deposits amounted to ₱1,120 million, ₱925 million and ₱864 million, respectively (see Note 28). Total interest expense on meter deposits for the years ended December 31, 2009, 2008 and 2007, amounted to ₱81 million, ₱89 million and ₱99 million, respectively (see Note 28).

Accrued interest on bill deposits as of December 31, 2009, 2008 and 2007 amounted to ₱8,685 million, ₱7,733 million and ₱6,981 million, respectively (see Note 21). Accrued interest on meter deposits as of December 31, 2009, 2008 and 2007 amounted to ₱1,272 million, ₱1,341 million and ₱1,296 million respectively (see Note 21).

g. *Operating Lease Commitments – The Company as a Lessor*

The Company has entered into commercial property leases on its investment property portfolio. The Company has determined, based on an evaluation of the terms and conditions of the arrangement, that it retains all the significant risks and rewards of ownership of these properties because the lease agreements do not transfer ownership of the assets to the lessee at the end of the lease term and do not give the lessee a bargain purchase option over the assets and so accounts for these agreements as operating leases.

h. *Operating Lease Commitments – The Company as a Lessee*

The Company has entered into commercial leases on certain payment offices, substation sites and tower and transmission lines. The Company has determined, based on an evaluation of the terms and conditions of the arrangement, that it has not acquired any significant risks and rewards of ownership of these properties because the lease agreements do not transfer to the Company the ownership over the assets at the end of the lease term and do not provide the Company with a bargain purchase option over the leased assets and so accounts for these arrangements as operating leases.

i. *Transfers of Investment Properties*

The Company has made transfers to investment property after determining that there is a change in use, evidenced by the ending of owner-occupation or commencement of an operating lease to another party. Transfers are also made from investment property when, and only when, there is a change in use, evidenced by the commencement of owner-occupation or commencement of development with a view to sale. These transfers are recorded using the carrying amount of the investment property at the date of change in use (see Note 12).

j. *Arrangements that Contain a Lease*

The Parent Company's PPAs and transmission line agreements (TLAs) with Independent Power Producers (IPPs) qualify as leases on the basis that the Parent Company and the IPPs have a take or pay arrangement where payments for purchased power are made on the basis of the availability of the Power Plant and not on actual consumption. In determining the lease classification, it is judged that substantially all the risks and rewards incident to the ownership of the IPPs' Power Plants are with the IPPs, thus the PPAs and TLAs are classified as operating leases. Accordingly, capacity fees, fixed operating fees and transmission line fees that form part of purchased power expense, are accounted for similar to a lease.

Components of purchased power expense which has been accounted for similar to a lease amounted to ₱20,900 million, ₱21,592 million and ₱17,107 million in 2009, 2008 and 2007, respectively (see Note 27).

**II. Estimates and Assumptions**

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

*a. Estimated Useful Lives*

The useful life of each item of the Company's utility plant and others is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed at each reporting date and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any utility plant and others and investment properties would increase the recorded operating expenses and decrease utility plant and others.

Utility plant and others, net of accumulated depreciation and amortization, amounted to ₱98,409 million, ₱95,704 million and ₱93,696 million as of December 31, 2009, 2008 and 2007, respectively (see Note 9).

*b. Fair Value of Investment Properties*

The Company adopted the fair value approach in determining the carrying value of investment properties. The Company opted to rely on independent appraisers in determining the fair values of investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if different judgments and estimates are made or utilized a different basis for determining fair value.

The total fair value of investment properties as of December 31, 2009, 2008 and 2007 amounted to ₱10,893 million, ₱7,963 million and ₱7,807 million, respectively (see Note 12).

*c. Allowance for Doubtful Accounts*

For trade receivables, allowance for doubtful accounts is estimated based on specific identification method which includes different categories of customers, payment habits, historical loss experience and individual characteristics of customers. Specific accounts assessed as impaired and for probable write-off are provided with full allowance after offsetting corresponding customers' deposits.

In addition to specific allowance against individually significant receivables, the Company also makes a collective impairment allowance. Under collective assessment, the receivables are grouped according to the credit risk profile of customers and allowance provided is based on historical loss experience.

For other receivables, if there is an objective evidence that an impairment loss on receivables carried at amortized cost has been incurred, the amount of the potential loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.

The total of the amounts calculated using these foregoing methods determines the total allowance to be maintained as of the reporting date.

The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

Provision for doubtful accounts, net of recoveries, amounted to ₱886 million in 2009, ₱1,566 million in 2008 and ₱576 million in 2007 (see Note 28). Trade and other receivables, net of allowance for doubtful accounts, amounted to ₱21,294 million, ₱37,506 million and ₱33,406 million as of December 31, 2009, 2008 and 2007, respectively (see Note 15).

d. *Impairment of AFS Investments*

The Company treats AFS investments as impaired when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgment. The Company treats "significant" generally as 20% or more and "prolonged" as greater than six months for quoted equity securities. In addition, the Company evaluates other factors, including normal volatility in share prices for quoted equities and the future cash flows and the discount factors for unquoted equities.

No impairment losses were recognized in 2009, 2008 and 2007. Unrealized fair value gain (loss) on AFS investments, net of tax effect, credited (charged) to other comprehensive income amounted to ₱24 million in 2009, (₱21 million) in 2008 and ₱25 million in 2007. AFS investments amounted to ₱356 million, ₱403 million and ₱404 million as of December 31, 2009, 2008 and 2007, respectively (see Note 13).

e. *Excess of cost over net realizable value*

The excess of cost over net realizable value relating to inventories consists of collective and specific provisions. A collective provision is established as a certain percentage based on the age and movement of stocks. Condominium units of Rockwell are written down to net realizable values when net realizable values of condominium units are less than their carrying values. The amount and timing of recorded expenses for any period would therefore differ based on the judgments or estimates made.

No provisions were made in 2009, 2008 and 2007. The carrying values of inventories amounted to ₱1,857 million, ₱1,648 million and ₱1,538 as of December 31, 2009, 2008 and 2007, respectively (see Note 16).

f. *Share-based Payments*

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the share price, expected life of the option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payments are disclosed in Note 19 to the financial information.

g. *Deferred Tax Assets*

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Management believes that sufficient taxable profit will be generated to allow all or part of the deferred tax assets to be utilized. However, the amounts of the deferred tax assets considered realizable could be adjusted in the future if estimates of taxable income are revised.

Deferred tax assets as of December 31, 2009, 2008 and 2007 amounted to ₱8,143 million, ₱8,032 million and ₱6,724 million, respectively (see Note 33).

h. *Goodwill*

The purchase accounting method requires the use of accounting estimates to allocate the purchase price to the fair values of the acquiree's identifiable assets and liabilities at the acquisition date. It also requires the acquirer to recognize goodwill.

The Company's business acquisition and acquisition of minority interests resulted in the recognition of goodwill which is subject to an annual impairment test or whenever there is an indication that such asset may be impaired.

The impairment on goodwill is determined by comparing the recoverable amount and the carrying amount of the cash-generating unit. The recoverable amount of the cash-generating unit is its value-in-use. Value-in-use is determined using cash flow projections.

The carrying amount of goodwill as of December 31, 2009, 2008 and 2007 amounted to ₱363 million.

No impairment losses were recognized in 2009, 2008 and 2007.

i. *Impairment of Non-financial Assets*

Determining the recoverable amounts of the non-financial assets listed below, which involves the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the use of estimates and assumptions that can materially affect the financial information. Future events could indicate that these non-financial assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations of the Company.

The preparation of estimated future cash flows involves significant judgment and estimations. While the Company believes that its assumptions are appropriate and reasonable, significant changes in these assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under IFRS.

Non-current assets that are subjected to impairment testing when impairment indicators are present (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) are as follows:

| | **2009** | **2008** | **2007** |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Utility plant and others – net *(see Note 9)* | ₱98,409 | ₱95,704 | ₱93,696 |
| Construction in progress *(see Note 10)* | 3,703 | 5,149 | 2,811 |
| Investments in associates and a joint venture *(see Note 11)* | 1,182 | 2,036 | 1,608 |
| Deferred pass-through fuel costs *(see Note 13)* | 3,161 | 3,792 | 4,896 |

No impairment losses were recognized in 2009, 2008 and 2007.

j. *Financial Assets and Liabilities*

Where the fair value of financial assets and financial liabilities recorded in the consolidated and parent company statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Financial assets and liabilities carried at fair value as of December 31, 2009, 2008 and 2007 are as follows (see Note 31):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| AFS investments *(see Note 13)* | ₱356 | ₱403 | ₱404 |
| Derivative assets – current and non-current *(see Notes 13 and 17)* | 183 | 121 | 300 |
| Derivative liabilities – current and non-current *(see Notes 25 and 31)* | 28 | 49 | – |

k. *Revenue Recognition*

The Company's revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenue and receivables.

Revenue of the Parent Company is billed under different cycles with different cycle cut-off dates, while take up in the accounts is based on calendar month. The recognition of unbilled revenues for billing cycles that have earlier than month-end cut-off dates requires the use of estimates.

As discussed above, the Parent Company likewise estimates its current unbilled revenues taking into consideration the various billing cycles of its customers.

The difference between the amount initially recognized and the actual settlement or actual billing is taken up in the accounts upon reconciliation normally in the following period. Management believes that such use of estimates will not result in material adjustments in future periods.

Revenue from construction contracts of MIESCOR is recognized based on the percentage of completion method. Percentage of completion is measured principally on the basis of the estimated completion of a physical proportion of the contract work – as determined from the reports of the contractors and project consultants. There is no assurance that such use of estimates may not result in material adjustments in future periods.

*l. Pension Cost and Benefits*

The determination of the obligation and cost for pension and other retirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 29 and include among others, discount rate, expected rate of return on plan assets and future salary rate increases. In accordance with IFRS, actual results that differ from the Company's assumptions are recognized immediately in the consolidated statement of income as and when they occur. While it is believed that the Company's assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's pension and other retirement obligations.

Consolidated net pension liability amounted to ₱8,873 million, ₱12,274 million and ₱12,953 million as of December 31, 2009, 2008 and 2007, respectively (see Note 29).

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate, among others. Any changes in these assumptions will affect the carrying amount of pension obligations.

## 7. SEGMENT INFORMATION

For management purposes, the Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment is involved principally in the provisions of engineering, construction and consulting, e-transaction services and insurance.

Transfer prices between business segments are set on arm's-length basis in a manner similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers among business segments. Those transfers are eliminated in the consolidation.

The Company mainly operates and generates revenues only in the Philippines (i.e., one geographical location). Thus, geographical information is not presented.

| | Power Distribution | | | Real Estate | | | Contracts and Services | | | Eliminations | | | Consolidated | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Years Ended December 31,** | **2009** | **2008** | **2007** | **2009** | **2008** | **2007** | **2009** | **2008** | **2007** | **2009** | **2008** | **2007** | **2009** | **2008** | **2007** |
| | | | | | | | *(Amounts in Millions)* | | | | | | | | |
| **Revenues** | | | | | | | | | | | | | | | |
| External sales | ₱178,686 | ₱186,999 | ₱196,171 | ₱182 | ₱6,132 | ₱60 | ₱3,273 | ₱2,563 | ₱2,400 | ₱– | ₱– | ₱– | ₱182,141 | ₱195,694 | ₱198,631 |
| Inter-segment sales | 200 | 65 | 217 | – | – | – | 716 | 492 | 524 | (916) | (557) | (741) | – | – | – |
| Total revenues | 178,886 | 187,064 | 196,388 | 182 | 6,132 | 60 | 3,989 | 3,055 | 2,924 | (916) | (557) | (741) | 182,141 | 195,694 | 198,631 |
| **Results** | | | | | | | | | | | | | | | |
| Segment results | 8,384 | 7,837 | 15,886 | 571 | 1,594 | (96) | 287 | 318 | 699 | – | – | – | 9,242 | 9,749 | 16,489 |
| Interest and other charges – net | 337 | (2,708) | (2,634) | (69) | 495 | 669 | 56 | 151 | 17 | – | – | – | 324 | (2,062) | (1,948) |
| Equity in net earnings of associates and a joint venture | 246 | 188 | 327 | – | – | – | – | – | – | – | – | – | 246 | 188 | 327 |
| Minority interests | – | – | – | – | – | – | – | – | – | (191) | (694) | (198) | (191) | (694) | (198) |
| Income tax expense | (2,815) | (2,217) | (4,800) | (118) | (748) | (209) | (112) | (116) | (99) | – | – | – | (3,045) | (3,081) | (5,108) |
| Net income attributable to equity holders of the Parent | 6,152 | 3,100 | 8,779 | 384 | 1,341 | 364 | 231 | 353 | 617 | (191) | (694) | (198) | 6,576 | 4,100 | 9,562 |
| **Other Information** | | | | | | | | | | | | | | | |
| Segment assets | 156,685 | 160,059 | 160,717 | 15,572 | 15,517 | 15,609 | 6,893 | 2,585 | 2,266 | (1,307) | (5,868) | (5,452) | 177,843 | 172,293 | 173,140 |
| Deferred tax assets | 7,404 | 7,599 | 5,814 | 716 | 418 | 902 | 23 | 15 | 8 | – | – | – | 8,143 | 8,032 | 6,724 |
| Investments in associates and a joint venture | 1,182 | 2,036 | 1,608 | – | – | – | – | – | – | – | – | – | 1,182 | 2,036 | 1,608 |
| Consolidated total assets | 165,271 | 169,694 | 168,139 | 16,288 | 15,935 | 16,511 | 6,916 | 2,600 | 2,274 | (1,307) | (5,868) | (5,452) | 187,168 | 182,361 | 181,472 |
| Segment liabilities | 45,387 | 40,482 | 38,080 | 6,432 | 4,856 | 9,038 | 2,613 | 1,491 | 1,767 | (1,157) | (487) | (1,061) | 53,275 | 46,342 | 47,824 |
| Interest-bearing liabilities | 55,890 | 60,916 | 63,906 | 2,909 | 2,476 | 1,749 | 3 | 9 | 371 | – | – | – | 58,802 | 63,401 | 66,026 |
| Deferred tax liabilities | 11,619 | 11,867 | 12,570 | 1,043 | 841 | 900 | 1 | 85 | 90 | – | – | – | 12,663 | 12,793 | 13,560 |
| Income tax payable | 2 | 2,199 | – | 57 | – | – | 74 | 86 | 51 | – | – | – | 133 | 2,285 | 51 |
| Consolidated total liabilities | 112,898 | 115,464 | 114,556 | 10,441 | 8,173 | 11,687 | 2,691 | 1,671 | 2,279 | (1,157) | (487) | (1,061) | 124,873 | 124,821 | 127,461 |
| Capital expenditures | 8,080 | 7,260 | 6,469 | 727 | 1,567 | 184 | 82 | 423 | 216 | – | – | – | 8,889 | 9,250 | 6,869 |
| Depreciation and amortization | 4,788 | 4,214 | 4,252 | 72 | 71 | 71 | 41 | 20 | 13 | – | – | – | 4,901 | 4,305 | 4,336 |
| Non-cash expenses other than depreciation and amortization | 6,916 | 12,366 | 4,582 | 262 | 123 | 585 | 13 | 6 | 17 | – | – | – | 7,191 | 12,495 | 5,184 |

The following table presents additional information on the power distribution business segment of the Company for 2009, 2008 and 2007:

| | Generation and Transmission | Distribution | Total |
|---|---|---|---|
| | | (Amounts in Millions) | |
| Year Ended December 31, 2009: | | | |
| Revenue | ₱145,393 | ₱33,493 | ₱178,886 |
| Purchased power/cost and expenses | 149,965 | 20,537 | 170,502 |
| Segment results | (4,572) | 12,956 | 8,384 |
| Year Ended December 31, 2008: | | | |
| Revenue | ₱161,282 | ₱25,782 | ₱187,064 |
| Purchased power/cost and expenses | 163,489 | 15,738 | 179,227 |
| Segment results | (2,207) | 10,044 | 7,837 |
| Year Ended December 31, 2007: | | | |
| Revenue | ₱170,775 | ₱25,613 | ₱196,388 |
| Purchased power/cost and expenses | 172,577 | 7,925 | 180,502 |
| Segment results | (1,802) | 17,688 | 15,886 |

Revenues from generation and transmission do not include revenue accrual for pass-through charges during the periods that do not have the ERC-approved recovery mechanism. This portion of pass-through charges becomes part of contingent assets (see Note 34a(1)).

## 8. INFORMATION ON SUBSIDIARIES

### a. Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Land and development costs (before adjustment to reverse the effect of revaluation on land held for future development) consist of:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | (Amounts in Millions) | |
| Land held for future development *(see Note 25)* | ₱– | ₱475 | ₱1,569 |
| Development costs – net of allowance for probable losses of ₱9 million in 2009 and 2008 and ₱170 million in 2007 | 5,558 | 3,382 | 5,698 |
| | ₱5,558 | ₱3,857 | ₱7,267 |

In 2008, land held for future development represents 9,026 square meters of land within the Rockwell Center. In 2009, this land, where the Edades Tower is being constructed, is classified under development costs.

Development costs include allocated cost of the land and construction costs incurred related to the following projects:

| | Balance | | | Estimated Cost to Complete | | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | | | | |
| Project: | | | | | | |
| One Rockwell | ₱3,521 | ₱2,092 | ₱1,257 | ₱3,289 | ₱4,475 | ₱5,581 |
| The Grove | 1,445 | 1,183 | – | 10,184 | 10,251 | – |
| Edades | 578 | – | – | 4,350 | – | – |
| Joya | – | – | 4,112 | – | – | 394 |
| Meralco BPO | – | – | 256 | – | – | 2,257 |
| Others | 14 | 107 | 73 | – | – | – |
| | ₱5,558 | ₱3,382 | ₱5,698 | ₱17,823 | ₱14,726 | ₱8,232 |

The "Grove" by Rockwell, located in Pasig City, is a mid-rise residential condominium community project. "Edades" and "One Rockwell," are residential condominium projects within the Rockwell Center in Makati City.

Other development costs pertain to residential and commercial projects, which Rockwell plans to implement and complete in the following years.

Specific borrowing costs capitalized as part of development costs amounted to ₱40 million, ₱43 million and ₱24 million in 2009, 2008 and 2007, respectively.

In 2008, Rockwell entered into a Project Development Agreement with the Parent Company to construct a three-tower BPO complex at the Meralco Compound in Ortigas Center. The Parent Company, the landowner, agreed to contribute the use of the land and ₱3 million, which in aggregate shall be equivalent to 30% of the project contribution, while Rockwell agreed to shoulder the construction cost and contribute ₱7 million, which in aggregate shall be equivalent to 70% of the project contribution. Upon completion of the construction of two towers in 2009, the Parent Company and Rockwell divided and allocated the ownership of the BPO building in proportion to their respective contribution in accordance with the Project Development Agreement.

The Parent Company and Rockwell pooled together their interests in the Meralco BPO buildings under an unincorporated joint venture to operate and manage the same for a period of twenty five (25) years, for lease or similar arrangement to third parties under common property and administration. Rockwell acts as the Property Manager in accordance with the Joint Venture Agreement and the Property Management Plan.

Condensed financial information for Rockwell, before intercompany elimination and adjustment to reverse the effect of revaluation on land held for future development, is as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Current assets | ₱7,620 | ₱6,395 | ₱7,790 |
| Non-current assets | 10,634 | 9,483 | 8,495 |
| Current liabilities | (1,744) | (1,518) | (1,787) |
| Non-current liabilities | (8,639) | (6,597) | (7,859) |
| Net assets | ₱7,871 | ₱7,763 | ₱6,639 |
| Revenue | ₱999 | ₱7,051 | ₱831 |
| Costs and expenses | (689) | (5,711) | (520) |
| Net income | ₱310 | ₱1,340 | ₱311 |

Certain assets of Rockwell were used to secure loans from various local banks (see Note 20).

b. **RSIC and LOIL**

In March 2007, the Parent Company acquired 100% interest in RSIC as the vehicle to underwrite its risk exposures and address its insurance needs. The investment in RSIC, which was valued at ₱141 million, was accounted for using the purchase method of accounting. The cost of acquisition comprised cash payments and costs directly attributable to the acquisition. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. Accordingly, the consolidated financial statements include the results of RSIC from its acquisition in March 2007. The effect of inclusion of RSIC on the consolidated financial position and results of operations is not material.

The fair values of the assets and liabilities of RSIC as of the date of acquisition are as follows:

| | Recognized at Acquisition | Carrying Value |
|---|---|---|
| | *(Amounts in Thousands)* | |
| Assets: | | |
| Cash and cash equivalents | ₱65,455 | ₱65,455 |
| Other financial assets | 41,722 | 41,722 |
| Deferred tax asset | 126 | 126 |
| Other assets | 1,192 | 1,192 |
| | 108,495 | 108,495 |
| Liabilities: | | |
| Trade and other payables | 165 | 165 |
| Other financial liabilities | 2,819 | 2,819 |
| Deferred tax liability | 320 | 320 |
| | 3,304 | ₱3,304 |
| Fair value of net assets | 105,191 | |
| Goodwill arising on acquisition | 35,275 | |
| Total acquisition cost | ₱140,466 | |
| Net cash outflow from acquisition | ₱75,011 | |

The carrying value of the financial assets and liabilities and other assets approximate their fair values due to the short-term nature of the transactions and because other financial assets and liabilities are already stated at fair values.

On August 24, 2007, the Parent Company established LOIL, a wholly-owned subsidiary domiciled in the British overseas territory of Bermuda. LOIL obtained its license to operate in the territory in March 2008. With an initial capital of ₱12 million, this offshore company serves as the Parent Company's captive reinsurer, which is the vehicle to minimize the Parent Company's major catastrophic risk exposures.

RSIC acts as a domestic writing company and serves as the official resident agent of LOIL. RSIC, together with LOIL, completes the Parent Company's Business Risk Management Model following a standard model being used by many global companies.

c. **CEDC**

The Parent Company had a receivable from MIESCOR amounting to ₱136 million as of December 31, 2007. As settlement, on January 30, 2008, MIESCOR paid the receivable in exchange of 561,500 shares of stock equivalent to 65% ownership in CEDC. The equity interest in CEDC is based on the net book value of CEDC as of September 30, 2007.

Previously, CEDC was indirectly owned by the Parent Company and the accounts of the former are consolidated through MIESCOR but as a result of this transaction, the ownership interest of the Parent Company over CEDC is direct and its accounts are now directly consolidated.

**d. MIESCOR**

The financial statements of MIESCOR were prepared as of September 30. For consolidation purposes, no adjustments were made to the financial statements of MIESCOR as there were no significant transactions or events that occurred between that date and the date of the Parent Company's financial statements.

**9. UTILITY PLANT AND OTHERS**

The movements in utility plant and others as of December 31, 2009, 2008 and 2007 are as follows:

Consolidated

2009

| | Subtransmission and Distribution | Land | Buildings and Improvements | Communication Equipment | Office Furniture, Fixtures and Other Equipment | Transportation Equipment | Others | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | *(Amounts in Millions)* | | | | |
| Cost: | | | | | | | | |
| Beginning of year | ₱112,102 | ₱15,622 | ₱4,511 | ₱5,334 | ₱4,669 | ₱1,956 | ₱2,119 | ₱146,313 |
| Transfers from CIP *(see Note 10)* | 6,597 | - | 145 | 417 | 513 | 126 | 243 | 8,041 |
| Additions | 35 | - | 2 | 12 | 56 | 44 | 38 | 187 |
| Disposals/retirements | (1,766) | - | - | (132) | (53) | (199) | (24) | (2,174) |
| Transfer to investment properties | - | (621) | - | - | - | - | - | (621) |
| Reclassification and others | 784 | - | 69 | 16 | (14) | (5) | (40) | 810 |
| End of year | 117,752 | 15,001 | 4,727 | 5,647 | 5,171 | 1,922 | 2,336 | 152,556 |
| Less accumulated depreciation: | | | | | | | | |
| Beginning of year | 40,044 | - | 1,695 | 3,280 | 3,498 | 1,087 | 1,005 | 50,609 |
| Charge for the year | 3,746 | - | 112 | 457 | 366 | 42 | 178 | 4,901 |
| Disposals/retirements | (1,466) | - | - | (132) | (52) | (99) | (23) | (1,772) |
| Reclassification and others | (80) | - | (5) | 277 | (35) | 75 | 177 | 409 |
| End of year | 42,244 | - | 1,802 | 3,882 | 3,777 | 1,105 | 1,337 | 54,147 |
| Net book value | ₱75,508 | ₱15,001 | ₱2,925 | ₱1,765 | ₱1,394 | ₱817 | ₱999 | ₱98,409 |

**Consolidated**
**2008**

| | Subtransmission and Distribution | Land | Buildings and Improvements | Communication Equipment | Office Furniture, Fixtures and Other Equipment | Transportation Equipment | Others | Total |
|---|---|---|---|---|---|---|---|---|
| | *(Amounts in Millions)* | | | | | | | |
| Cost: | | | | | | | | |
| Beginning of year | ₱107,716 | ₱15,621 | ₱4,309 | ₱5,661 | ₱4,062 | ₱1,810 | ₱1,857 | ₱141,036 |
| Transfers from CIP *(see Note 10)* | 4,888 | – | 204 | 145 | 589 | 190 | 144 | 6,160 |
| Additions | 122 | – | – | 102 | 52 | 43 | 310 | 629 |
| Disposals/retirements | (586) | – | (1) | (504) | (30) | (87) | (19) | (1,227) |
| Reclassification and others | (38) | 1 | (1) | (70) | (4) | – | (173) | (285) |
| End of year | 112,102 | 15,622 | 4,511 | 5,334 | 4,669 | 1,956 | 2,119 | 146,313 |
| Less accumulated depreciation: | | | | | | | | |
| Beginning of year | 36,973 | – | 1,588 | 3,336 | 3,341 | 1,120 | 982 | 47,340 |
| Charge for the year | 3,503 | – | 107 | 448 | 172 | 39 | 36 | 4,305 |
| Disposals/retirements | (432) | – | – | (504) | (15) | (72) | (13) | (1,036) |
| End of year | 40,044 | – | 1,695 | 3,280 | 3,498 | 1,087 | 1,005 | 50,609 |
| Net book value | ₱72,058 | ₱15,622 | ₱2,816 | ₱2,054 | ₱1,171 | ₱869 | ₱1,114 | ₱95,704 |

**Consolidated**
**2007**

| | Subtransmission and Distribution | Land | Buildings and Improvements | Communication Equipment | Office Furniture, Fixtures and Other Equipment | Transportation Equipment | Others | Total |
|---|---|---|---|---|---|---|---|---|
| | *(Amounts in Millions)* | | | | | | | |
| Cost: | | | | | | | | |
| Beginning of year | ₱103,218 | ₱15,568 | ₱4,410 | ₱5,691 | ₱3,760 | ₱1,596 | ₱1,667 | ₱135,910 |
| Transfers from CIP *(see Note 10)* | 5,298 | – | 75 | 221 | 265 | 135 | 236 | 6,230 |
| Additions | 16 | – | 68 | 32 | 43 | 35 | 132 | 326 |
| Disposals/retirements | (944) | – | (28) | (193) | (4) | (16) | (5) | (1,190) |
| Reclassification and others | 128 | 53 | (216) | (90) | (2) | 60 | (173) | (240) |
| End of year | 107,716 | 15,621 | 4,309 | 5,661 | 4,062 | 1,810 | 1,857 | 141,036 |
| Less accumulated depreciation: | | | | | | | | |
| Beginning of year | 34,412 | – | 1,500 | 3,143 | 3,088 | 1,103 | 948 | 44,194 |
| Charge for the year | 3,505 | – | 116 | 386 | 257 | 33 | 39 | 4,336 |
| Disposals/retirements | (944) | – | (28) | (193) | (4) | (16) | (5) | (1,190) |
| End of year | 36,973 | – | 1,588 | 3,336 | 3,341 | 1,120 | 982 | 47,340 |
| Net book value | ₱70,743 | ₱15,621 | ₱2,721 | ₱2,325 | ₱721 | ₱690 | ₱875 | ₱93,696 |

Parent Company
2009

| | Subtransmission and Distribution | Land | Buildings and Improvements | Communication Equipment | Office Furniture, Fixtures and Other Equipment | Transportation Equipment | Others | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (Amounts in Millions) | | | | |
| Cost: | | | | | | | | |
| Beginning of year | ₱111,651 | ₱15,599 | ₱4,182 | ₱4,909 | ₱3,902 | ₱1,727 | ₱1,575 | ₱143,545 |
| Transfers from CIP *(see Note 10)* | 6,597 | - | 145 | 417 | 513 | 126 | 243 | 8,041 |
| Disposals/retirements | (1,398) | - | - | (129) | (52) | (191) | (10) | (1,780) |
| Transfer to investment properties | - | (621) | - | - | - | - | - | (621) |
| Reclassification and others | 379 | - | (20) | (5) | 12 | 5 | - | 371 |
| End of year | 117,229 | 14,978 | 4,307 | 5,192 | 4,375 | 1,667 | 1,808 | 149,556 |
| Less accumulated depreciation: | | | | | | | | |
| Beginning of year | 39,877 | - | 1,494 | 3,387 | 3,001 | 1,022 | 794 | 49,575 |
| Charge for the year | 3,720 | - | 100 | 456 | 304 | 17 | 79 | 4,676 |
| Disposals/retirements | (1,330) | - | - | (129) | (52) | (177) | (10) | (1,698) |
| Reclassification and others | (135) | - | - | (2) | - | 81 | - | (56) |
| End of year | 42,132 | - | 1,594 | 3,712 | 3,253 | 943 | 863 | 52,497 |
| Net book value | ₱75,097 | ₱14,978 | ₱2,713 | ₱1,480 | ₱1,122 | ₱724 | ₱945 | ₱97,059 |

Parent Company
2008

| | Subtransmission and Distribution | Land | Buildings and Improvements | Communication Equipment | Office Furniture, Fixtures and Other Equipment | Transportation Equipment | Others | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | (Amounts in Millions) | | | | |
| Cost: | | | | | | | | |
| Beginning of year | ₱107,395 | ₱15,598 | ₱3,979 | ₱5,266 | ₱3,332 | ₱1,614 | ₱1,449 | ₱138,633 |
| Transfers from CIP *(see Note 10)* | 4,888 | - | 204 | 145 | 589 | 190 | 144 | 6,160 |
| Disposals/retirements | (586) | - | - | (504) | (15) | (77) | (19) | (1,201) |
| Reclassification and others | (46) | 1 | (1) | 2 | (4) | - | 1 | (47) |
| End of year | 111,651 | 15,599 | 4,182 | 4,909 | 3,902 | 1,727 | 1,575 | 143,545 |
| Less accumulated depreciation: | | | | | | | | |
| Beginning of year | 36,900 | - | 1,396 | 3,406 | 2,906 | 1,002 | 733 | 46,343 |
| Charge for the year | 3,409 | - | 98 | 485 | 110 | 92 | 74 | 4,268 |
| Disposals/retirements | (432) | - | - | (504) | (15) | (72) | (13) | (1,036) |
| End of year | 39,877 | - | 1,494 | 3,387 | 3,001 | 1,022 | 794 | 49,575 |
| Net book value | ₱71,774 | ₱15,599 | ₱2,688 | ₱1,522 | ₱901 | ₱705 | ₱781 | ₱93,970 |

| | Parent Company 2007 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Subtransmission and Distribution | Land | Buildings and Improvements | Communication Equipment | Office Furniture, Fixtures and Other Equipment | Transportation Equipment | Others | Total |
| | (Amounts in Millions) | | | | | | | |
| Cost: | | | | | | | | |
| Beginning of year | ₱102,869 | ₱15,565 | ₱4,164 | ₱5,491 | ₱3,072 | ₱1,313 | ₱1,171 | ₱133,645 |
| Transfers from CIP *(see Note 10)* | 5,298 | - | 75 | 221 | 265 | 135 | 236 | 6,230 |
| Disposals/retirements | (943) | - | (28) | (194) | (4) | (15) | - | (1,184) |
| Reclassification and others | 171 | 33 | (232) | (252) | (1) | 181 | 42 | (58) |
| End of year | 107,395 | 15,598 | 3,979 | 5,266 | 3,332 | 1,614 | 1,449 | 138,633 |
| Less accumulated depreciation: | | | | | | | | |
| Beginning of year | 34,356 | - | 1,326 | 3,059 | 2,717 | 1,002 | 668 | 43,128 |
| Charge for the year | 3,487 | - | 98 | 541 | 193 | 15 | 65 | 4,399 |
| Disposals/retirements | (943) | - | (28) | (194) | (4) | (15) | - | (1,184) |
| End of year | 36,900 | - | 1,396 | 3,406 | 2,906 | 1,002 | 733 | 46,343 |
| Net book value | ₱70,495 | ₱15,598 | ₱2,583 | ₱1,860 | ₱426 | ₱612 | ₱716 | ₱92,290 |

Utility plant and others are freehold and are held outside Hong Kong.

## 10. CONSTRUCTION IN PROGRESS

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| Balance at beginning of year | ₱5,149 | ₱2,811 | ₱2,909 |
| Additions | 8,650 | 8,498 | 6,132 |
| Transfers to utility plant and others *(see Note 9)* | (8,041) | (6,160) | (6,230) |
| Transfer to investment property | (2,055) | – | – |
| Balance at end of year | ₱3,703 | ₱5,149 | ₱2,811 |

| | Parent Company | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| Balance at beginning of year | ₱3,704 | ₱2,811 | ₱2,909 |
| Additions | 8,040 | 7,053 | 6,132 |
| Transfers to utility plant and others (see Note 9) | (8,041) | (6,160) | (6,230) |
| Balance at end of year | ₱3,703 | ₱3,704 | ₱2,811 |

**Parent Company**

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱98 million, ₱53 million and ₱58 million in 2009, 2008 and 2007, respectively.

**Rockwell**

As discussed in Note 8(a), Rockwell entered into a Project Development Agreement with the Parent Company to construct the BPO buildings at the Meralco Compound in Ortigas Center. Construction in progress in 2008 represents the cost incurred related to the construction of the BPO buildings. The BPO building was completed in July 2009 and was reclassified to investment properties.

General borrowing costs capitalized as part of construction in progress amounted to ₱25 million, ₱75 million and ₱2 million in 2009, 2008 and 2007, respectively.

Consolidated capitalization rates in 2009, 2008 and 2007 ranged from 8.6% to 8.8%, 7.7% to 8.5% and 8.2% to 9.4%, respectively.

## 11. INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND A JOINT VENTURE

In the consolidated financial statements, investments in the following associates and a joint venture are accounted for under the equity method:

| | Country of Incorporation | Principal Activities | Percentage of Ownership | | |
|---|---|---|---|---|---|
| | | | 2009 | 2008 | 2007 |
| **Associates** | | | | | |
| First Private Power Corporation and Subsidiary (FPPC) | Philippines | Power Generation | 40 | 40 | 40 |
| Batangas Cogeneration Corporation (Batangas Cogen)* | Philippines | Power Generation | – | 38 | 38 |
| General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI) | Philippines | Sale of metering products and services | 35 | 35 | 35 |
| **Joint Venture** | | | | | |
| Indra Philippines, Inc. (Indra, formerly known as Soluziona Philippines, Inc.) | Philippines | Management and information technology consultancy | 50 | 50 | 50 |

* *Ceased operations in 2004.*

The details and movements in investments in associates and a joint venture are as follows:

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Acquisition costs: | | | |
| Balance at beginning of year | ₱465 | ₱465 | ₱655 |
| Return of capital | (6) | – | (190) |
| Balance at end of year | 459 | 465 | 465 |
| Accumulated equity in net earnings: | | | |
| Balance at beginning of year | 760 | 859 | 623 |
| Equity in net earnings for the year | 246 | 188 | 327 |
| Depreciation on share in revaluation increment | 129 | 169 | 169 |
| Dividends received | (1,100) | (456) | (260) |
| Return of capital | 6 | – | – |
| Balance at end of year | 41 | 760 | 859 |
| Share in revaluation increment of an associate: | | | |
| Balance at beginning of year | 129 | 298 | 467 |
| Depreciation on share in revaluation increment | (129) | (169) | (169) |
| Balance at end of year | – | 129 | 298 |
| Share in cumulative translation adjustment of an associate | 682 | 682 | (14) |
| | ₱1,182 | ₱2,036 | ₱1,608 |

The carrying values of investments in associates and a joint venture are as follows:

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| Associates: | | | |
| FPPC | ₱965 | ₱1,835 | ₱1,420 |
| GEPMICI | 64 | 66 | 80 |
| Joint venture: | | | |
| Indra | 153 | 135 | 108 |
| | ₱1,182 | ₱2,036 | ₱1,608 |

In 2009, the Parent Company received from Batangas Cogen ₱6 million representing a return of capital.

In October 2007, the Company received from FPPC ₱190 million representing a return of capital.

Condensed financial information for FPPC and GEPMICI is as follows:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | FPPC | GEPMICI | FPPC | GEPMICI | FPPC | GEPMICI |
| | *(Amounts in Millions)* | | | | | |
| Current assets | ₱2,686 | ₱199 | ₱1,379 | ₱230 | ₱3,472 | ₱251 |
| Non-current assets | 2,268 | 13 | 4,644 | 15 | 1,807 | 15 |
| Current liabilities | (193) | (31) | (447) | (58) | (420) | (37) |
| Non-current liabilities | (2,351) | – | (2,619) | – | (2,219) | – |
| Net assets | ₱2,410 | ₱181 | ₱2,957 | ₱187 | ₱2,640 | ₱229 |
| Revenues | ₱973 | ₱377 | ₱1,210 | ₱396 | ₱2,458 | ₱518 |
| Costs and expenses | (437) | (335) | (758) | (359) | (1,358) | (489) |
| Net income | ₱536 | ₱42 | ₱452 | ₱37 | ₱1,100 | ₱29 |

The aggregate amounts of the Parent Company's interest in the assets, liabilities, income and expenses related to its 50% interest in Indra are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Current assets | ₱472 | ₱549 | ₱204 |
| Non-current assets | 146 | 85 | 51 |
| Current liabilities | (278) | (322) | (112) |
| Non-current liabilities | (22) | (44) | (33) |
| Net assets | ₱318 | ₱268 | ₱110 |
| Revenue | ₱921 | ₱832 | ₱325 |
| Costs and expenses | (834) | (777) | (312) |
| Net income | ₱87 | ₱55 | ₱13 |

In the parent company financial statements, investments in subsidiaries, associates and a joint venture are accounted for at cost.

| | | Parent Company | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | *(Amounts in Millions)* | |
| Shares at cost: | | | |
| Subsidiaries | ₱1,777 | ₱1,773 | ₱1,311 |
| Associates | 452 | 458 | 458 |
| Joint Venture | 891 | 7 | 7 |
| | ₱3,120 | ₱2,238 | ₱1,776 |

The Parent Company's subsidiaries, associates and joint venture are non-listed entities.

**12. INVESTMENT PROPERTIES**

| | Consolidated 2009 | | |
|---|---|---|---|
| | Land | Buildings and Improvements | Total |
| | *(Amounts in Millions)* | | |
| Balance at beginning of year | ₱3,628 | ₱4,335 | ₱7,963 |
| Additions | – | 52 | 52 |
| Transfer from utility plant and others | 676 | – | 676 |
| Net gains from fair value changes | 79 | 117 | 196 |
| Transfer to utility plant and others | (17) | (27) | (44) |
| Transfer from construction in progress | – | 2,055 | 2,055 |
| Transfer to land and development cost | – | (5) | (5) |
| Balance at end of year | ₱4,366 | ₱6,527 | ₱10,893 |

| | Consolidated 2008 | | |
|---|---|---|---|
| | Land | Buildings and Improvements | Total |
| | *(Amounts in Millions)* | | |
| Balance at beginning of year | ₱3,564 | ₱4,243 | ₱7,807 |
| Additions | – | 48 | 48 |
| Net gains from fair value changes | 64 | 44 | 108 |
| Balance at end of year | ₱3,628 | ₱4,335 | ₱7,963 |

| | Consolidated 2007 | | |
|---|---|---|---|
| | Land | Buildings and Improvements | Total |
| | *(Amounts in Millions)* | | |
| Balance at beginning of year | ₱1,745 | ₱3,937 | ₱5,682 |
| Additions | – | 74 | 74 |
| Transfer from land and development costs | 1,522 | – | 1,522 |
| Net gains from fair value changes | 297 | 274 | 571 |
| Transfer to land and development costs | – | (34) | (34) |
| Transfer to utility plant and others | – | (8) | (8) |
| Balance at end of year | ₱3,564 | ₱4,243 | ₱7,807 |

| | Parent Company 2009 | | |
|---|---|---|---|
| | Land | Buildings and Improvements | Total |
| | *(Amounts in Millions)* | | |
| Balance at beginning of year | ₱849 | ₱225 | ₱1,074 |
| Net gain (loss) from fair value changes | 20 | (62) | (42) |
| Transfer from utility plant and others | 676 | – | 676 |
| Transfer to utility plant and others | (17) | – | (17) |
| Balance at end of year | ₱1,528 | ₱163 | ₱1,691 |

The Parent Company's land as of December 31, 2008 and 2007 amounted to ₱849 million. Buildings and improvements amounted to ₱225 million as of December 31, 2008 and 2007.

Investment properties consist of real properties held for capital appreciation and real properties which are being leased to related and third parties. Lease income earned from investment properties amounted to ₱566 million, ₱542 million and ₱516 million in 2009, 2008 and 2007, respectively. Direct operating expenses incurred amounted to ₱141 million, ₱123 million and ₱129 million in 2009, 2008 and 2007, respectively.

Investment properties were valued by Asian Appraisal Company, Inc. for the Parent Company and Vitale Valuation Services, Inc. for Rockwell, independent professionally qualified appraisers at December 31, 2009, 2008 and 2007. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's-length transaction at the date of valuation.

The value of the property was arrived at through the use of the "Income Approach." The Income Approach considers the resulting net income of the lease business operations of the mall including the parking fees that is then capitalized in accordance with commensurate return on investment plus due allowance rate for depreciation to indicate the value of which the property can be duly offered under open market conditions. The value of other investment property held for lease within the Rockwell Center and land held for appreciation was arrived at through the use of the "Market Data Approach." The market data approach is based on the assumption that no prudent purchaser will buy more than what it will cost to acquire an equally desirable substitute parcel or site. This approach is primarily based on sales and listings, which are adjusted for the time of sale, location, and general characteristics of comparable lots in the neighborhood where the subject lot is situated.

## 13. DEFERRED PASS-THROUGH FUEL COSTS AND OTHER NON-CURRENT ASSETS

### Deferred Pass-Through Fuel Costs

Deferred pass-through fuel costs represent the billed amounts for the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major IPPs, FGPC and FGP Corp., collectively referred to as "First Gas" (see Notes 25, 26 and 35(c)), due to the lower dispatch requirements of the Parent Company from the First Gas' plants than the stipulated capacity levels under the covering power purchase agreements (see Note 35) for the period from 2002 to 2004 and 2006. There were no additional billings for unconsumed gas for 2005 and the period from 2007 to 2009.

In 2005, First Gas billed the Parent Company for a total of US$231 million (equivalent to 44 million Giga Joules in Gross Calorific Value (GJGCV), representing unconsumed gas for the years 2002-2004.

The Parent Company's obligations to pay for unconsumed gas were deferred until the resolution of the dispute between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. On March 22, 2006, First Gas and the Gas Sellers signed settlement agreements that became effective on May 31, 2006. Payment obligations of First Gas under the settlement agreements were passed on to the Parent Company in accordance with its power purchase agreements with First Gas.

Under the terms of the settlement agreements, the total claim of US$231 million was reduced to US$148 million effective October 1, 2005, less a recognized credit on January 31, 2006 of US$13 million corresponding to gas consumption in excess of the take-or-pay quantities for 2005.

In 2006, the Parent Company received from First Gas provisional invoices representing the Gas Sellers' bill for the take-or-pay quantity which gas plants failed to consume in 2006 amounting to US$9.38 million. First Gas informed the Parent Company that it is formally disputing the aforementioned amount and that payment of such provisional invoices is not due until the dispute has been resolved. The dispute is currently in arbitration under the International Chamber of Commerce (ICC) Rules of Arbitration pursuant to the terms of the GSPA. First Gas' position is that First Gas plants actually consumed more than their respective take-or-pay quantities in 2006 as the Gas Sellers' calculation did not account for force majeure events. The Parent Company recognized the billing from First Gas for 2006 amounting to US$9.38 million (equivalent to ₱433 million in 2009, ₱446 million in 2008 and ₱387 million in 2007, shown as part of "Current portion of liability arising from deferred pass-through fuel costs" included under the "Trade and other payables" account in the consolidated and parent company statements of financial position). There was no additional billing for unconsumed gas in 2009, 2008 and 2007.

Based on the Payment Deferral Agreement between First Gas and the Gas Sellers, First Gas is allowed to consume the banked gas until 2014. Consumption of the banked gas requires that the First Gas plants exceed the required take-or-pay fuel volume for the current year and any gas consumption above the required volume is credited against the banked gas. Based on the latest operating data of the plants, the Parent Company believes that the banked gas will be consumed within the prescriptive period up to December 2014, allowed by the settlement agreements.

Deferred pass-through fuel costs, representing the remaining unconsumed gas, amounted to ₱3,161 million, ₱3,792 million and ₱4,896 million as of December 31, 2009, 2008 and 2007, respectively.

The non-current portion of the liability for unconsumed gas, amounting to ₱692 million as of December 31, 2007 is shown as "Liability arising from deferred pass-through fuel costs" account. There was no non-current portion of the liability as of December 31, 2009 and 2008. The current portions amounting to ₱433 million, ₱1,242 million and ₱2,043 million as of December 31, 2009, 2008 and 2007, respectively, are shown as part of "Trade and other payables" account in the consolidated and parent company statements of financial position (see Note 25).

**Other Non-current Assets**

| | Consolidated | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| Deferred input VAT *(see Notes 2 and 25)* | ₱4,467 | ₱4,789 | ₱3,801 |
| Unbilled receivables – net of current portion *(see Notes 2(II)(a) and 2(II) (d))* | 5,406 | 2,250 | 9,683 |
| SC GRAM case refund amount *(see Note 2(II)(b))* | 780 | 780 | 780 |
| Receivable from Bureau of Internal Revenue (BIR) – net of current portion *(see Note 34(a)(2))* | 577 | 577 | 577 |
| Goodwill | 363 | 363 | 363 |
| AFS investments *(see Note 31)* | 356 | 403 | 404 |
| Derivative assets – net of current portion of ₱11 million in 2009, ₱19 million in 2008 and ₱117 million in 2007 *(see Notes 17, 20, 30 and 31)* | 172 | 102 | 183 |
| Non-current trade receivables of a subsidiary *(see Note 15)* | 54 | 115 | 49 |
| Others | 1,187 | 614 | 373 |
| | ₱13,362 | ₱9,993 | ₱16,213 |

| | Parent Company | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| Deferred input VAT *(see Notes 2 and 25)* | ₱4,466 | ₱4,789 | ₱3,801 |
| Unbilled receivables – net of current portion *(see Note 2II(a))* | 5,406 | 2,250 | 9,683 |
| SC GRAM case refund amount *(see Note 2II(b))* | 780 | 780 | 780 |
| Receivable from BIR – net of current portion *(see Note 34(a)(2))* | 577 | 577 | 577 |
| AFS investments *(see Note 31)* | 98 | 146 | 146 |
| Derivative assets – net of current portion of ₱11 million in 2009, ₱19 million in 2008 and ₱83 million in 2007 *(see Notes 17, 30 and 31)* | 172 | 102 | 173 |
| Others | 701 | 453 | 289 |
| | ₱12,200 | ₱9,097 | ₱15,449 |

a. **Unbilled Receivables**

Unbilled receivables represents purchased power costs incurred by the Parent Company which will be billed over collection periods approved by the ERC. Based on these collection periods, the current and non-current portions of the unbilled generation cost are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Current ((shown as part of "Trade and other receivables – Unbilled" account *(see Note 15)*) | ₱5,537 | ₱20,078 | ₱17,189 |
| Non-current | 6,186 | 3,030 | 10,463 |
| | ₱11,723 | ₱23,108 | ₱27,652 |

* *Includes the GRAM case refund amount of ₱780 million in 2009, 2008 and 2007.*

On June 7, 2007, the Joint Congressional Power Commission approved an amendment by the Department of Energy (DOE) of Section 3, Rule 4(e) of the IRR of EPIRA. The amendment exempted the adjustment of pass-through electric bill components from the jurisdictional and hearing requirements of the IRR. Soon after, the ERC lifted its September 1, 2006 Order and again allowed the Parent Company to automatically update the Generation and System Loss Charges beginning with the July 2007 bills to customers. This prevented a further accumulation of unbilled generation cost by the Parent Company.

**b. AFS Investments**

AFS investments in the consolidated statements of financial position mainly consist of investment in Rockwell Leisure Club, Inc. amounting to ₱242 million as of December 31, 2009 and ₱241 million as of December 31, 2008 and 2007. Other AFS investments are investments in other club shares which are at fair value and investments in common shares which are carried at cost less allowance for impairment. Unrealized fair value gains on AFS investments, net of tax effect, amounted to ₱71 million, ₱47 million and ₱68 million as of December 31, 2009, 2008 and 2007, respectively.

| | Consolidated | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| Quoted | ₱334 | ₱329 | ₱330 |
| Unquoted | 22 | 74 | 74 |
| | ₱356 | ₱403 | ₱404 |

| | Parent Company | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| Quoted | ₱79 | ₱75 | ₱75 |
| Unquoted | 19 | 71 | 71 |
| | ₱98 | ₱146 | ₱146 |

The quoted AFS investments represent club shares and are carried at fair value using published quoted prices by market makers. Fair value changes on the quoted AFS investments, net of tax effect, amounted to ₱24 million gain, ₱21 million loss and ₱25 million gain in 2009, 2008 and 2007, respectively, are shown in the consolidated statements of comprehensive income.

The unquoted AFS investments represent investments in common shares of unlisted companies. The fair values of the unquoted AFS investments are not determinable and accordingly, are carried at cost less allowance for impairment.

The Company recognized dividend income from investments in unquoted common shares amounting to ₱1 million, nil and ₱2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has no listed AFS investments.

## 14. CASH AND CASH EQUIVALENTS

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| Cash on hand and in banks | ₱6,399 | ₱3,601 | ₱2,641 |
| Cash equivalents | 10,669 | 1,801 | 2,235 |
| | ₱17,068 | ₱5,402 | ₱4,876 |

| | Parent Company | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| Cash on hand and in banks | ₱5,244 | ₱2,861 | ₱2,067 |
| Cash equivalents | 10,186 | 1,162 | 1,995 |
| | ₱15,430 | ₱4,023 | ₱4,062 |

Cash in banks earn interest at prevailing bank deposit rates. Cash equivalents are short-term investments which are made for varying periods of between one and thirty days depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates.

## 15. TRADE AND OTHER RECEIVABLES

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | |
| Trade Receivables: | | | |
| Billed | | | |
| Residential | ₱5,337 | ₱5,779 | ₱7,588 |
| Commercial | 6,988 | 7,179 | 5,200 |
| Industrial | 2,469 | 3,491 | 2,930 |
| Flat streetlights | 452 | 421 | 60 |
| Unbilled *(see Notes 2II and 13)* | 5,537 | 20,078 | 17,189 |
| Trade receivables of subsidiaries – net of non-current portion of ₱54 million, ₱115 million and ₱49 million as of December 31, 2009, 2008 and 2007, respectively | 1,759 | 1,373 | 752 |
| Others *(see Note 26)* | 1,074 | 1,204 | 1,063 |
| | 23,616 | 39,525 | 34,782 |
| Less allowance for doubtful accounts | 2,322 | 2,019 | 1,376 |
| | ₱21,294 | ₱37,506 | ₱33,406 |

| | Parent Company | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Trade Receivables: | | | |
| Billed | | | |
| Residential | ₱5,337 | ₱5,779 | ₱7,588 |
| Commercial | 6,988 | 7,179 | 5,200 |
| Industrial | 2,469 | 3,491 | 2,930 |
| Flat streetlights | 452 | 421 | 60 |
| Unbilled *(see Notes 2II(a) and 13)* | 5,537 | 20,078 | 17,189 |
| Others *(see Note 26)* | 1,293 | 1,699 | 1,429 |
| | 22,076 | 38,647 | 34,396 |
| Less allowance for doubtful accounts | 2,144 | 1,994 | 1,185 |
| | ₱19,932 | ₱36,653 | ₱33,211 |

Trade receivables of the Parent Company include charges for pass-through costs and distribution charges. Billed receivables are generally due ten days after bill date. Unbilled receivables represent pass-through costs incurred by the Parent Company that will be billed to customers in the succeeding months. The Parent Company's trade receivables are non-interest-bearing and are secured by bill deposits.

For terms and conditions relating to related party receivables, refer to Note 26.

Movements in allowance for doubtful accounts are as follows:

| | Consolidated 2009 | | | | |
|---|---|---|---|---|---|
| | Beginning | Provisions *(see Note 28)* | Recoveries *(see Note 28)* | Write-Off | Ending |
| | (Amounts In Millions) | | | | |
| Billed trade receivables of Parent: | | | | | |
| Residential | ₱774 | ₱319 | (₱84) | (₱480) | ₱529 |
| Commercial | 608 | 478 | (8) | (71) | 1,007 |
| Industrial | 267 | 22 | (8) | (22) | 259 |
| Flat streetlights | 278 | 26 | (1) | (10) | 293 |
| | 1,927 | 845 | (101) | (583) | 2,088 |
| Other receivables | 92 | 148 | (6) | – | 234 |
| | ₱2,019 | ₱993 | (₱107) | (₱583) | ₱2,322 |

| | Consolidated 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Residential | Commercial | Industrial | Flat Streetlights | Others | Total |
| | (Amounts In Millions) | | | | | |
| Individually impaired | ₱452 | ₱303 | ₱187 | ₱87 | ₱185 | ₱1,214 |
| Collectively impaired | 77 | 704 | 72 | 206 | 49 | 1,108 |
| Total | ₱529 | ₱1,007 | ₱259 | ₱293 | ₱234 | ₱2,322 |

| | Consolidated 2008 | | | | |
|---|---|---|---|---|---|
| | Beginning | Provisions (see Note 28) | Recoveries (see Note 28) | Write-Off | Ending |
| | (Amounts In Millions) | | | | |
| Billed trade receivables of Parent: | | | | | |
| Residential | ₱317 | ₱1,061 | (₱75) | (₱529) | ₱774 |
| Commercial | 635 | 110 | (13) | (124) | 608 |
| Industrial | 161 | 197 | (4) | (87) | 267 |
| Flat streetlights | 9 | 277 | (1) | (7) | 278 |
| | 1,122 | 1,645 | (93) | (747) | 1,927 |
| Other receivables | 254 | 14 | – | (176) | 92 |
| | ₱1,376 | ₱1,659 | (₱93) | (₱923) | ₱2,019 |

| | Consolidated 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Residential | Commercial | Industrial | Flat Streetlights | Others | Total |
| | (Amounts In Millions) | | | | | |
| Individually impaired | ₱661 | ₱183 | ₱193 | ₱83 | ₱– | ₱1,120 |
| Collectively impaired | 113 | 425 | 74 | 195 | 92 | 899 |
| Total | ₱774 | ₱608 | ₱267 | ₱278 | ₱92 | ₱2,019 |

| | Beginning | Provisions (see Note 28) | Recoveries (see Note 28) | Write-Off | Ending |
|---|---|---|---|---|---|
| | Consolidated 2007 (Amounts In Millions) | | | | |
| Billed trade receivables of Parent: | | | | | |
| Residential | ₱272 | ₱339 | (₱94) | (₱200) | ₱317 |
| Commercial | 503 | 173 | (5) | (36) | 635 |
| Industrial | 167 | 99 | (4) | (101) | 161 |
| Flat streetlights | 12 | 3 | (1) | (5) | 9 |
| | 954 | 614 | (104) | (342) | 1,122 |
| Other receivables | 241 | 132 | (66) | (53) | 254 |
| | ₱1,195 | ₱746 | (₱170) | (₱395) | ₱1,376 |

| | Residential | Commercial | Industrial | Flat Streetlights | Others | Total |
|---|---|---|---|---|---|---|
| | Consolidated 2007 (Amounts In Millions) | | | | | |
| Individually impaired | ₱271 | ₱191 | ₱116 | ₱3 | ₱– | ₱581 |
| Collectively impaired | 46 | 444 | 45 | 6 | 254 | 795 |
| Total | ₱317 | ₱635 | ₱161 | ₱9 | ₱254 | ₱1,376 |

| | Beginning | Provisions | Recoveries | Write-Off | Ending |
|---|---|---|---|---|---|
| | Parent Company 2009 (Amounts In Millions) | | | | |
| Billed trade receivables of Parent | ₱1,927 | ₱743 | ₱101 | (₱683) | ₱2,088 |
| Related parties | 18 | 4 | – | (16) | 6 |
| Other receivables | 49 | 1 | – | – | 50 |
| | ₱1,994 | ₱748 | ₱101 | (₱699) | ₱2,144 |

| | Parent Company 2009 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Residential | Commercial | Industrial | Flat Streetlights | Related Parties | Others | Total |
| | (Amounts In Millions) | | | | | | |
| Individually impaired | ₱452 | ₱303 | ₱187 | ₱87 | ₱6 | ₱– | ₱1,035 |
| Collectively impaired | 77 | 704 | 72 | 206 | – | 50 | 1,109 |
| Total | ₱529 | ₱1,007 | ₱259 | ₱293 | ₱6 | ₱50 | ₱2,144 |

| | Parent Company 2008 | | | | |
|---|---|---|---|---|---|
| | Beginning | Provisions | Recoveries | Write-Off | Ending |
| | (Amounts In Millions) | | | | |
| Billed trade receivables of Parent | ₱1,122 | ₱1,645 | (₱93) | (₱747) | ₱1,927 |
| Related parties | 14 | 5 | – | (1) | 18 |
| Other receivables | 49 | – | – | – | 49 |
| | ₱1,185 | ₱1,650 | (₱93) | (₱748) | ₱1,994 |

| | Parent Company 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Residential | Commercial | Industrial | Flat Streetlights | Related Parties | Others | Total |
| | (Amounts In Millions) | | | | | | |
| Individually impaired | ₱661 | ₱183 | ₱193 | ₱83 | ₱18 | ₱– | ₱1,138 |
| Collectively impaired | 113 | 425 | 74 | 195 | – | 49 | 856 |
| Total | ₱774 | ₱608 | ₱267 | ₱278 | ₱18 | ₱49 | ₱1,994 |

| | Parent Company 2007 | | | | |
|---|---|---|---|---|---|
| | Beginning | Provisions | Recoveries | Write-Off | Ending |
| | (Amounts In Millions) | | | | |
| Billed trade receivables of Parent | ₱954 | ₱614 | (₱104) | (₱342) | ₱1,122 |
| Related parties | 168 | 5 | – | (159) | 14 |
| Other receivables | – | 49 | – | – | 49 |
| | ₱1,122 | ₱668 | (₱104) | (₱501) | ₱1,185 |

| | Parent Company 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Residential | Commercial | Industrial | Flat Streetlights | Related Parties | Others | Total |
| | (Amounts In Millions) | | | | | | |
| Individually impaired | ₱271 | ₱191 | ₱116 | ₱3 | ₱14 | ₱– | ₱595 |
| Collectively impaired | 46 | 444 | 45 | 6 | – | 49 | 590 |
| Total | ₱317 | ₱635 | ₱161 | ₱9 | ₱14 | ₱49 | ₱1,185 |

16. **INVENTORIES**

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Materials and supplies – at net realizable value | ₱1,801 | ₱1,563 | ₱1,525 |
| Condominium units for sale – at cost | 56 | 85 | 13 |
| | ₱1,857 | ₱1,648 | ₱1,538 |

The cost of materials and supplies of the Company amounted to ₱1,862 million, ₱1,638 million and ₱1,680 million as of December 31, 2009, 2008 and 2007, respectively.

Materials and supplies of the Parent Company are carried at their net realizable values amounting to ₱1,751 million, ₱1,525 million and ₱1,491 million as of December 31, 2009, 2008 and 2007, respectively. The cost of materials and supplies amounted to ₱1,812 million, ₱1,600 million and ₱1,645 million as of December 31, 2009, 2008, and 2007, respectively.

17. **OTHER CURRENT ASSETS**

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Advance payments to suppliers | ₱1,197 | ₱957 | ₱37 |
| Creditable withholding tax | 515 | 652 | 360 |
| Prepaid income tax | 305 | – | – |
| Input VAT | 177 | 75 | – |
| Prepaid cost | 83 | 38 | – |
| Derivative assets *(see Notes 13, 20, 30 and 31)* | 11 | 19 | 117 |
| Prepaid creditable withholding taxes *(see Note 23)* | – | 431 | 1,037 |
| Tax credit certificates | – | 90 | 140 |
| Others | 182 | 3 | 279 |
| | ₱2,470 | ₱2,265 | ₱1,970 |

| | Parent Company | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Creditable withholding taxes | ₱396 | ₱511 | ₱197 |
| Prepaid income tax | 305 | – | – |
| Derivative assets *(see Notes 13, 20, 30 and 31)* | 11 | 19 | 83 |
| Advance payments to suppliers | 13 | 26 | 37 |
| Prepaid creditable withholding taxes *(see Note 23)* | – | 431 | 1,037 |
| Others | 8 | 9 | 7 |
| | ₱733 | ₱996 | ₱1,361 |

Prepaid creditable withholding taxes represent remittances to the BIR in advance relative to the refund of Phase IV (see Note 23). These will be applied against the withholding tax due to the BIR upon actual refund of Phase IV. As of December 31, 2009, ₱431 million and ₱71 million have been remitted and applied, respectively.

## 18. EQUITY

### a. Common Stock

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (Amounts in Millions) | | |
| Common stock – ₱10 par value | | | |
| Authorized – 1,250,000,000 shares | ₱12,500 | ₱12,500 | ₱12,500 |
| Issued – 1,127,270,820 shares in 2009, 1,103,768,012 shares in 2008 and 1,103,342,882 shares in 2007 | ₱11,273 | ₱11,038 | ₱11,033 |

Movement in common stock follows:

| | Number of Shares | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Issued: | | | |
| Balance at beginning of year | 1,103,768,012 | 1,103,342,882 | 998,812,167 |
| Issuance of shares *(see Note 19)* | 23,502,808 | 425,130 | 104,530,715 |
| Balance at end of year | 1,127,270,820 | 1,103,768,012 | 1,103,342,882 |

On February 26, 2007, the BOD approved a resolution increasing the Parent Company's authorized capital stock from ₱13,800 million, consisting of 1,080 million common shares and 300 million preferred shares, both with par value of ₱10, to ₱15,500 million, consisting of 1,250 million common shares and 300 million preferred shares, both with par value of ₱10.

Also on February 26, 2007, the BOD approved a resolution removing the classification of the capital stock into Class "A" and Class "B" shares. The declassification of shares will effectively remove the restriction on the ownership of Class "A" shares by Filipino citizens, corporations or associations only and will make the shares available for subscription by foreigners.

On August 22, 2007, the SEC approved the Parent Company's application for an increase in authorized capital stock and the declassification of Class "A" and Class "B" shares effective September 3, 2007.

**b. Revaluation Increment in Utility Plant and Others and Share in Revaluation Increment of an Associate**

At the date of transition to PFRS on January 1, 2004, the Parent Company availed of one of the voluntary exemptions allowed under PFRS 1 and elected to measure items of "Utility plant and others" account at the deemed cost determined on January 1, 2004 which is broadly comparable to the fair value at the date of the revaluation. At the date of transition to IFRS on January 1, 2007, the Parent Company elected to use the deemed cost that was established under PFRS.

**c. Retained Earnings**

On December 18, 2006, the BOD resolved to present to the stockholders for approval in the forthcoming 2007 Stockholders' Meeting, a stock dividend equivalent to 10% of the outstanding capital stock of the Parent Company. For this purpose, the BOD likewise approved a resolution to transfer ₱1,000 million of the unappropriated retained earnings to appropriated retained earnings.

On May 21, 2007, the BOD declared a stock dividend equivalent to 10% of the Parent Company's outstanding common stock. For this purpose, the SEC approved on August 22, 2007 the issuance of 100,256,130 shares at the par value of ₱10 per share, amounting to ₱1,006 million, to common shareholders as of record date on September 10, 2007.

On March 17, 2008, the BOD approved the dividend policy that, "As a public utility, it is the Parent Company's policy to annually declare dividends out of its unrestricted retained earnings taking into account operating results, cash flows, debt covenants, capital expenditure levels, and liquidity. The BOD shall determine, by resolution, the exact amount, date and shareholders entitled to such dividend."

On the same date, the BOD likewise approved the declaration of cash dividends to common shareholders of record as of April 16, 2008 at the rate of ₱0.50 per share payable on May 13, 2008. Another tranche of cash dividends was approved to common shareholders of record as of September 25, 2008 at the rate of ₱0.5025 per common share. The cash dividends were paid on October 21, 2008. Total cash dividends declared and paid in 2008 amounted to ₱1,103 million.

On December 15, 2008, the BOD approved the appropriation of unrestricted retained earnings amounting to ₱4,198 million for contingencies.

On May 26, 2009, the BOD approved the declaration of a cash dividends of ₱1.00 per share to all common shareholders of record as of June 9, 2009. On October 29, 2009, the BOD declared cash dividends of ₱1.50 per share to all common shareholders of record as of November 13, 2009. The total cash dividends declared and paid in 2009 amounted to ₱2,695 million.

On February 22, 2010, the BOD approved the reversal of appropriated retained earnings of ₱4,198 million as of December 31, 2008 previously appropriated for contingencies related to under-recoveries, which have been subsequently approved by the ERC. At the same time, the BOD approved the appropriation of ₱6,000 million out of the balance of the Parent Company's unrestricted retained earnings as of December 31, 2009 for planned business expansion.

Further, the BOD approved the revised dividend policy of declaring regular dividends equivalent to 50% of core earnings which may be supplemented by special dividends on a "look-back" basis.

**d. Parent Company statement of changes in equity**

The movements in the statements of changes in equity of the Parent Company for the years ended December 31, 2009, 2008 and 2007 follow:

| | Common Stock *(Note 18)* | Subscription Receivable *(Note 19)* | Additional Paid-in Capital | Employee Share-Based Payment Plan *(Note 19)* | Available-for-Sale Reserves *(Note 13)* | Revaluation Increment in Utility Plant and Others *(Note 18)* | Unappropriated Retained Earnings (Deficit) *(Note 18)* | Appropriated Retained Earnings *(Note 18)* | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | *(Amounts in Millions)* | | | | |
| At January 1, 2009, PFRS | ₱11,038 | ₱– | ₱2,932 | ₱268 | ₱57 | ₱19,765 | ₱11,636 | ₱4,198 | ₱49,894 |
| Adoption of IFRS | – | – | – | – | – | (332) | (39) | – | (371) |
| At January 1, 2009, as remeasured | 11,038 | – | 2,932 | 268 | 57 | 19,433 | 11,597 | 4,198 | 49,523 |
| Net income | – | – | – | – | – | – | 6,290 | – | 6,290 |
| Other comprehensive income | – | – | – | – | 5 | 38 | – | – | 43 |
| Total comprehensive income | – | – | – | – | 5 | 38 | 6,290 | – | 6,333 |
| Depreciation on appraisal increase transferred to unappropriated retained earnings | – | – | – | – | – | (532) | 532 | – | – |
| Share-based payments | – | – | – | (153) | – | – | – | – | (153) |
| Issuance of shares | 235 | (960) | 1,634 | – | – | – | – | – | 909 |
| Dividends and others | – | – | – | – | – | – | (2,705) | – | (2,705) |
| | 235 | (960) | 1,634 | (153) | 5 | (494) | 4,117 | – | 4,384 |
| At December 31, 2009 | ₱11,273 | (₱960) | ₱4,566 | ₱115 | ₱62 | ₱18,939 | ₱15,714 | ₱4,198 | ₱53,907 |
| At January 1, 2008, PFRS | ₱11,033 | ₱– | ₱2,931 | ₱152 | ₱57 | ₱20,131 | ₱14,299 | ₱200 | ₱48,803 |
| Adoption of IFRS | – | – | – | – | – | (310) | (990) | – | (1,300) |
| At January 1, 2008, as remeasured | 11,033 | – | 2,931 | 152 | 57 | 19,821 | 13,309 | 200 | 47,503 |
| Net income | – | – | – | – | – | – | 3,015 | – | 3,015 |
| Other comprehensive income | – | – | – | – | – | – | – | – | – |
| Total comprehensive income | – | – | – | – | – | – | 3,015 | – | 3,015 |
| Depreciation on appraisal increase transferred to unappropriated retained earnings | – | – | – | – | – | (388) | 388 | – | – |
| Share-based payments | – | – | – | 116 | – | – | – | – | 116 |
| Issuance of shares | 5 | – | 1 | – | – | – | – | – | 6 |
| Dividends and others | – | – | – | – | – | – | (1,117) | – | (1,117) |
| Appropriation for generation cost under recoveries | – | – | – | – | – | – | (4,198) | 4,198 | – |
| Reversal of appropriation | – | – | – | – | – | – | 200 | (200) | – |
| | 5 | – | 1 | 116 | – | (388) | (1,712) | 3,998 | 2,020 |
| At December 31, 2008 | ₱11,038 | ₱– | ₱2,932 | ₱268 | ₱57 | ₱19,433 | ₱11,597 | ₱4,198 | ₱49,523 |

| | Common Stock (Note 18) | Subscription Receivable (Note 19) | Additional Paid-in Capital | Employee Share-Based Payment Plan (Note 19) | Available-for-Sale Reserves (Note 13) | Revaluation Increment in Utility Plant and Others (Note 18) | Unappropriated Retained Earnings (Deficit) (Note 18) | Appropriated Retained Earnings (Note 18) | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (Amounts in Millions) | | | | |
| At January 1, 2007, PFRS | ₱9,988 | ₱- | ₱2,918 | ₱79 | ₱39 | ₱20,545 | ₱10,285 | ₱1,200 | ₱45,054 |
| Adoption of IFRS | - | - | - | - | - | (311) | (6,869) | - | (7,180) |
| At January 1, 2007, as remeasured | 9,988 | - | 2,918 | 79 | 39 | 20,234 | 3,416 | 1,200 | 37,874 |
| Net income | - | - | - | - | - | - | 9,486 | - | 9,486 |
| Other comprehensive income | - | - | - | - | 18 | - | - | - | 18 |
| Total comprehensive income | - | - | - | - | 18 | - | 9,486 | - | 9,504 |
| Depreciation on appraisal increase transferred to unappropriated retained earnings | - | - | - | - | - | (413) | 413 | - | - |
| Share-based payments | - | - | - | 73 | - | - | - | - | 73 |
| Issuance of shares | 1,045 | - | 13 | - | - | - | - | - | 1,058 |
| Dividends and others | - | - | - | - | - | - | (6) | (1,000) | (1,006) |
| | 1,045 | - | 13 | 73 | 18 | (413) | 9,893 | (1,000) | 9,629 |
| At December 31, 2007 | ₱11,033 | ₱- | ₱2,931 | ₱152 | ₱57 | ₱19,821 | ₱13,309 | ₱200 | ₱47,503 |

**19. SHARE-BASED PAYMENT PLAN**

The Parent Company's Share-Based Payment Plan (Plan) entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company during the offering period at a stated purchase price, with payment and other terms to be defined at the time of offering in accordance with the Plan. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30day calendar period that ends two weeks before the start of the offering period. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and an option to cancel the purchase prior to full payment of the purchase price. It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

The outstanding share-based payment plans in 2009 consist of the 13th Employee Stock Purchase Plan (ESPP), the 13th-A ESPP and the 14th ESPP.

The primary terms of the grants are as follows:

| | 12th | 13th | 13th-A | 14th |
|---|---|---|---|---|
| Participants | All regular employees and retirees of the Company | Regular employees of the Company, including probationary employees qualified for regular employment as of April 1, 2007 | All newly-hired employees starting May 1, 2007 until December 2008 who remain active as of January 2009 | Regular and probationary employees of the Company, including retirees |
| Grant date | December 31, 2003 | April 30, 2007 | January 07, 2009 | April 28, 2009 |
| Offer price per share | ₱13.00 | ₱62.00 | ₱51.00 | ₱74.00 |
| Offering period | December 16 to 31, 2007 | May 16 to 31, 2007 | January 16 to 30, 2009 | May 16 to 31, 2009 |
| Payment period | 5 years starting in March 2004 | 5 years starting in August 2007 | 5 years starting in April 2009 | 5 years starting in October 2009 |
| Vesting date | February 28, 2007 | July 31, 2010 (accelerated to July 31, 2009) | March 30, 2012 | September 30, 2012 |
| Number of shares subscribed | 8.5 million | 7.3 million | 0.4 million | 12.5 million |
| Option value per share | ₱10.71 | ₱51.06 | ₱26.26 | ₱46.99 |

The fair value of the equity-settled share options granted are estimated as at the dates of the grant using the Black-Scholes Option Model, taking into account the terms and conditions upon which the options were granted. Below are the inputs to the models used for each of the grants:

| | 12th | 13th | 13th-A | 14th |
|---|---|---|---|---|
| Historical volatility (%) | 50.00 | 52.62 | 46.77 | 50.99 |
| Weighted average share price on grant date | 18.70 | 62.00 | 51.00 | 74.00 |
| Risk-free interest rate (%) | 10.28 | 4.67 | 5.60 | 5.77 |
| Expected life of option (years) | 3.17 | 3.17 | 3.22 | 3.43 |
| Dividend yield (%) | – | – | – | – |

The expected life of the awards is based on the vesting period. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. No other features of options grant were incorporated into the measurement of fair value.

Movements in shares subscribed under each of the grants are as follows:

| | | | 2009 | | |
|---|---|---|---|---|---|
| | 12th | 13th | 13th-A | 14th | Total |
| Outstanding at beginning of year | 2,789,031 | 6,978,620 | – | – | 9,767,651 |
| Subscribed | – | – | 419,453 | 12,448,838 | 12,868,291 |
| Cancelled | – | (58,399) | (12,316) | (31,844) | (102,559) |
| Redeemed | (2,789,031) | (5,008,902) | – | – | (7,797,933) |
| Outstanding at end of year | – | 1,911,319 | 407,137 | 12,416,994 | 14,735,450 |

| | | | 2008 | | |
|---|---|---|---|---|---|
| | 12th | 13th | 13th-A | 14th | Total |
| Outstanding at beginning of year | 3,170,060 | 7,212,477 | – | – | 10,382,537 |
| Subscribed | – | – | – | – | – |
| Cancelled | – | (232,263) | – | – | (232,263) |
| Redeemed | (381,029) | (1,594) | – | – | (382,623) |
| Outstanding at end of year | 2,789,031 | 6,978,620 | – | – | 9,767,651 |

| | | | 2007 | | |
|---|---|---|---|---|---|
| | 12th | 13th | 13th-A | 14th | Total |
| Outstanding at beginning of year | 7,439,008 | 7,265,048 | – | – | 14,704,056 |
| Redeemed | (4,256,411) | (52,571) | – | – | (4,308,982) |
| Cancelled | (12,537) | – | – | – | (12,537) |
| Outstanding at end of year | 3,170,060 | 7,212,477 | – | – | 10,382,537 |

In July 2009, the BOD ratified the resolution of the Board of Administrators of the ESPP to shorten the vesting period of the 13th grant to two years. This resulted in the acceleration of the recognition of the cost of the grant. The total expense arising from the share-based payment plan amounted to ₱301 million in 2009, ₱116 million in 2008 and ₱73 million in 2007 (see Note 28).

## 20. INTEREST-BEARING LOANS AND OTHER BORROWINGS

The details, terms and maturities of the Company's interest-bearing loans and other borrowings including the value of the embedded call option are as follows:

| | Interest Rate (%) | Consolidated Maturity | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| | | | *(Amounts In Millions)* | | |
| **Parent Company** | | | | | |
| Philippine Peso loan payable in quarterly installments evidenced by fixed rate corporate notes* | 9% | 2013 | ₱5,127 | ₱5,633 | ₱6,140 |
| Philippine Peso loan payable in annual installments evidenced by floating rate corporate notes | 3-month PDST-F plus 1.1% | 2015 | 3,900 | – | – |
| Philippine Peso loan payable in semi-annual installments evidenced by floating rate corporate notes | 6-month PDST-F plus 1.5% | 2014 | 3,000 | – | – |
| Philippine Peso loan payable in annual installments evidenced by fixed rate corporate notes | 8.7865% | 2014 | 2,715 | – | – |
| Philippine Peso loan evidenced by fixed rate corporate notes | 7.4683% | 2014 | 1,600 | – | – |
| Philippine Peso loans payable to government entities payable in quarterly installments | 3.5% | 2011 | 1 | 2 | 3 |
| Philippine Peso loan payable in quarterly installments evidenced by floating rate corporate notes | 3-month PDST-F plus 2% | 2013 | – | 5,520 | 6,000 |
| Euro availment under the Master Credit Agreement payable in equal semi-annual installments | 5.56% | 2010 | 35 | 71 | 98 |
| CHF availment under the Master Credit Agreement payable in equal semi-annual installments | 6 month LIBOR plus 0.7% | 2010 | 19 | 38 | 48 |
| US dollar availment under the Master Credit Agreement payable in semi-annual installments | 6 month LIBOR plus 0.65% | 2009 | – | 22 | 58 |
| | | | 16,397 | 11,286 | 12,347 |

| | Interest Rate (%) | Consolidated Maturity | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| | | | *(Amounts In Millions)* | | |
| **Rockwell – Secured by Rockwell Assets** (see *Note 8*) | | | | | |
| Corporate notes | 8.8% fixed in 2009, 8.5% fixed in 2008 and 8.2% fixed in 2007 | 2009-2014 | 1,860 | 2,000 | 1,000 |
| Loans from various local banks: | | | | | |
| Peso Denominated | 3-month PDST-F plus 2%; 1-yr PDST-F plus 2.25% | 2011-2014 | 1,060 | 398 | 521 |
| US Dollar-Denominated | 3-month LIBOR plus 2% | 2009 | – | 91 | 236 |
| | | | 2,920 | 2,489 | 1,757 |
| Total long-term debt (a) | | | 19,317 | 13,775 | 14,104 |
| Less unamortized debt issuance costs (b) | | | 123 | 80 | 91 |
| | | | 19,194 | 13,695 | 14,013 |
| Preferred stock (c) | | | 960 | 1,798 | 2,278 |
| | | | 20,154 | 15,493 | 16,291 |
| Less current portion | | | 2,920 | 2,265 | 2,122 |
| | | | ₱17,234 | ₱13,228 | ₱14,169 |

* *Includes the value of embedded call option*

| | Parent Company 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Interest-bearing loans and other borrowings (a) | ₱16,397 | ₱11,286 | ₱12,347 |
| Less unamortized debt issuance costs | 113 | 67 | 83 |
| | 16,284 | 11,219 | 12,264 |
| Preferred stock (c) | 960 | 1,798 | 2,278 |
| | 17,244 | 13,017 | 14,542 |
| Less current portion | 2,159 | 1,636 | 1,514 |
| | ₱15,085 | ₱11,381 | ₱13,028 |

a. **Long-term Debt**

- *Parent Company*

In January 2009, the Parent Company entered into a Note Facility Agreement for the issuance of 2,715 million fixed rate notes with final maturity in January 2014 The fixed rate notes carry an interest rate of 8.7865%.

On October 2, 2009, the Parent Company signed a ₱3,000 million, 5-year bilateral term agreement with a local bank. The loan was fully drawn on October 5, 2009 and will mature in October 2014. The loan is repriced on a semi-annual basis at a rate of 6-month PDST-F plus 1.5%.

On December 9, 2009, the Parent Company signed a ₱5,500 million Note Facility Agreement for the issuance of fixed and floating rate notes. The ₱1,600 million in fixed rate notes carry an interest rate of 7.4683% and will mature in 2014 while the ₱3,900 million floating rate notes are repriced quarterly based on 3-month PDST-F plus 1.1% and will mature in 2015.

The Parent Company's current loan agreements contain restrictions with respect to, among others, payments of dividends subject to certain conditions; disposition of a significant portion of the Parent Company's assets; incurrence of additional borrowings; and maintenance of certain financial ratios. As of December 31, 2009, 2008 and 2007, the Parent Company has met these loan covenants.

The Parent Company has an embedded call option (prepayment option) in its ₱6,000 million 9% Tranche A fixed rate corporate notes which gives the Parent Company the right to redeem all or a part of any of the outstanding notes at an amount equivalent to 105% of the outstanding principal amount on any interest payment starting at the end of the second year from the issue date.

The estimated schedule of repayments of long-term debt of the Parent Company, excluding the value of the embedded call option, is as follows:

| | Amount in Original Currency | | | Total |
|---|---|---|---|---|
| | | Swiss | Philippine | Peso |
| Year | Euro | Franc | Pesos | Equivalent |
| | | *(Amounts in Millions)* | | |
| 2010 | €0.54 | CHF 0.44 | ₱1,469 | ₱1,524 |
| 2011 | – | – | 1,469 | 1,469 |
| 2012 | – | – | 1,469 | 1,469 |
| 2013 | – | – | 4,587 | 4,587 |
| 2014 | – | – | 3,946 | 3,946 |
| 2015 | – | – | 3,315 | 3,315 |
| | €0.54 | CHF 0.44 | ₱16,255 | ₱16,310 |
| In peso equivalent | ₱36 | ₱19 | ₱16,255 | ₱16,310 |

- *Rockwell*

On July 19, 2007, Rockwell entered into a Fixed Rate Corporate Notes Facility Agreement ("the Agreement") with First Metro Investment and Philippine Commercial Capital, Inc. (Joint Issue Managers and Lead Underwriters), Metropolitan Bank and Trust Company – Trust Banking Group (Facility Agent and Collateral Trustee), and Philippine Commercial Capital, Inc. – Trust and Investment Group (Paying Agent) for ₱2,000 million fixed rate corporate notes ("the Notes") for the purpose of financing the development of the BPO Building to be located in the Meralco compound (see Note 10). The Notes comprised of Tranche 1 and Tranche 2, each amounting to ₱1,000 million. Tranche 1 was availed of in August 2007. Tranche 2 was availed of on February 28, 2008 and July 30, 2008, each amounting to ₱500 million. The corporate note amounting to ₱1,400 million of the Notes is payable in twenty quarterly payments starting August 2009 and the ₱600 million balance is payable lumpsum at maturity in August 2014.

Interest is fixed up to maturity at 75 bps over the seven-year PDST-F, grossed-up for Gross Receipts Tax.

The Agreement contains provisions regarding the maintenance of certain financial ratios such as the debt service coverage ratio and debt-to-equity ratio. As of December 31, 2009, 2008 and 2007, Rockwell has complied with these ratios.

**Loans from Various Local Banks and Financial Institutions**

*Peso-denominated.* As of December 31, 2009, Peso denominated loans from various local banks and financial institutions consisted of bridge facilities mostly payable by the end of 2011 and a term loan payable by December 2014. This consisted of bridge facilities fully paid in June 2009 and a term loan that was fully settled in August 2009.

*US Dollar-denominated.* As of December 31, 2008, outstanding US dollar-denominated loans amounting to US$1.9 million are payable in two quarterly payments and was fully paid in April 2009.

All interest-bearing loans and borrowings outstanding as of December 31, 2009, 2008 and 2007 are secured by the assignment of One Rockwell and Joya receivables recognized under PFRS with gross undiscounted amounts of ₱912 million, ₱364 million and ₱342 million, respectively and Mortgage Participation Certificates amounting to ₱2,000 million, ₱2,500 million and ₱1,500 million, respectively, on a Mortgage Trust Indenture and its amendments and supplements over the Power Plant Mall.

The repayments of the loans based on existing terms are scheduled as follows:

| | **Amounts in Millions** |
|---|---:|
| 2010 | ₱761 |
| 2011 | 764 |
| 2012 | 310 |
| 2013 and after | 1,085 |
| | ₱2,920 |

The total interest payable for all bank loans and other loans repayable within five years amounted to ₱170 million, ₱201 million and ₱80 million as of December 31, 2009, 2008 and 2007, respectively.

b. As of December 31, 2009, 2008 and 2007, the balance of unamortized debt issuance costs, relating to the long-term debt, amounted to ₱123 million, 80 million and ₱91 million, respectively, and has been deferred and reflected as a reduction in the amount of debt.

Movements in unamortized debt issuance costs related to the long-term debt are as follow:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Balance at beginning of year | ₱80 | ₱91 | ₱104 |
| Additions during the year | 97 | 7 | 8 |
| | 177 | 98 | 112 |
| Less amortization during the year (see Note 28) | 54 | 18 | 21 |
| Balance at end of year | ₱123 | ₱80 | ₱91 |

c. Redeemable, Non-convertible Preferred Shares

Preferred stock, with a par value of ₱10, is non-participating, non-convertible and, like common stock, has no pre-emptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stock is also non-voting, except in those cases expressly provided by law. Preferred stockholders are entitled to cumulative preferential dividends not exceeding 20% a year, payable at such interval as may be determined by the BOD. As provided for in the Articles of Incorporation of the Parent Company, redeemed shares are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from the date of issue at the option of the Parent Company or holder upon 90 days' notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the then Energy Regulatory Board (ERB), requires applicants for electric service to subscribe preferred stock with 10% dividend a year to cover the costs. The Parent Company ceased requiring the customers to subscribe to preferred shares effective April 8, 2005. This has since been amended by the Magna Carta for Residential Electricity Consumers (Magna Carta) and the Distribution Services Open Access Rules (DSOAR), which allows the customers to purchase preferred shares of the utility only when the same is available.

As of December 31, 2009, 2008 and 2007, dividend cheques of certain preferred stockholders remained outstanding with cumulative amount approximates ₱288 million, ₱307 million and ₱411 million, respectively. These are shown as part of "Trade and other payables" account in the consolidated and parent company statements of financial position (see Note 25).

Movement of preferred stock follows:

| | Number of Shares | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Balance at beginning of year | 266,364,384 | 243,415,560 | 251,911,810 |
| Redemption of shares | (55,435,729) | (19,447,517) | (8,496,250) |
| Reclassification | – | 42,396,341 | – |
| Balance at end of year | 210,928,655 | 266,364,384 | 243,415,560 |

Interest expense on interest-bearing loans and borrowings in 2009, 2008 and 2007 amounted to ₱1,365 million, ₱1,237 million and ₱1,183 million, respectively (see Note 28).

**21. CUSTOMERS' DEPOSITS**

| | Consolidated | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| Meter deposits | ₱1,389 | ₱1,538 | ₱1,578 |
| Accrued interest on meter deposits | 1,272 | 1,341 | 1,296 |
| | 2,661 | 2,879 | 2,874 |
| Less current portion *(see Note 25)* | 1,372 | 457 | 237 |
| | 1,289 | 2,422 | 2,637 |
| Bill deposits | 15,774 | 14,448 | 13,060 |
| Accrued interest on bill deposits | 8,685 | 7,733 | 6,981 |
| | 24,459 | 22,181 | 20,041 |
| Less current portion *(see Note 25)* | 685 | 1,160 | 1,255 |
| | 23,774 | 21,021 | 18,786 |
| | ₱25,063 | ₱23,443 | ₱21,423 |

| | Parent Company | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| Meter deposits | ₱1,389 | ₱1,538 | ₱1,578 |
| Accrued interest on meter deposits | 1,272 | 1,341 | 1,296 |
| | 2,661 | 2,879 | 2,874 |
| Less current portion *(see Note 25)* | 1,372 | 457 | 237 |
| | 1,289 | 2,422 | 2,637 |
| Bill deposits | 15,662 | 14,344 | 12,958 |
| Accrued interest on bill deposits | 8,660 | 7,713 | 6,960 |
| | 24,322 | 22,057 | 19,918 |
| Less current portion *(see Note 25)* | 684 | 1,158 | 1,255 |
| | 23,638 | 20,899 | 18,663 |
| | ₱24,927 | ₱23,321 | ₱21,300 |

**Meter Deposits**

Meter deposits are intended to guarantee the provision of metering equipment.

On June 17, 2004, the ERC issued the Magna Carta for Residential Customers. The Guidelines to implement Articles 7, 8, 14 and 28 of the Magna Carta were issued on October 27, 2004. Under the Magna Carta, residential customers are now exempt from the payment of meter deposits. Prior to the effectivity of Magna Carta, meter deposits covered 50% of the cost of the metering equipment.

On January 18, 2006, the DSOAR was issued by the ERC. Under the DSOAR, non-residential customers are now also exempt from the payment of meter deposits.

On June 4, 2008, the ERC released its Resolution No. 8, Series of 2008, approving the "Rules to Govern the Refund of Meter Deposits to Residential and Non-Residential Customers." These were finalized after the ERC's deliberation of the draft rules and the completion of a public consultation on March 26, 2008. The rules aim to provide the DUs with parameters for the refund of meter deposits and interests. The related accrued interest on meter deposits was updated based on this ruling.

Among the salient features of the rules are:

a. Start of Refund – The refund will commence not later than six (6) months upon effectivity of the rules.

b. Duration of Refund Period – The refund should be completed not longer than sixty-six (66) months from the effectivity of the rules.

c. Mode of Refund – The customer has the option of to receive the his refund through cash, credit to his future monthly billings, or to receive it as an offset to other due and demandable claims that the private utilities may have against him.

d. Amount of Interest

*Residential Customers*

- For those paying meter deposits before effectivity of Resolution No. 95-21 or September 22, 1995:
  - From date of payment to date prior to September 22, 1995 — 6%
  - From September 22, 1995 to date prior to the effectivity of the Guidelines to Implement Articles 7, 8, 14 and 28 of the Magna Carta — 10%
  - From effectivity of the Magna Carta Guidelines to the start of refund — 6%

- For those paying meter deposits on or after September 22, 1995 — 10%

*Non-residential Customers*

- For those paying meter deposits before September 22, 1995:
  - From date of payment to date prior to September 22, 1995 — 6%
  - From September 22, 1995 to date prior to the effectivity of DSOAR — 10%
  - From effectivity of DSOAR until date prior to the start of refund — 6%

- For those paying meter deposit on or after September 22, 1995 — 10%

The rules were published on June 20, 2008 in a newspaper of general circulation and took effect fifteen (15) days after or on July 5, 2008.

On August 8, 2008, in compliance with ERC Resolution No. 8, the Parent Company submitted to the ERC an accounting of the total meter deposit principal amount for refund which as of June 30, 2008 was at ₱1,507 million. The actual refund of meter deposits commenced on November 3, 2008.

For the year ended December 31, 2009 and 2008, the Parent Company refunded ₱387 million and ₱309 million in principal and interests, respectively.

**Bill Deposits**

Bill deposits serve to guarantee payment of bills by a customer which is estimated to equal one month's consumption or bill of the customer.

Both the Magna Carta and DSOAR also provide that residential and non-residential customers, respectively, must pay a bill deposit to guarantee payment of bills equivalent to their estimated monthly billing. The amount of deposit shall be adjusted after one year to approximate the actual average monthly bills. A customer who has paid his electric bills on or before due date for three consecutive years, may now apply for the full refund of the bill deposit, together with the accrued interest, prior to the termination of electric supply; otherwise, bill deposits and accrued interest shall be refunded within one month from termination of electric supply, provided all bills have been paid.

With regard to the interest rate on customer deposits, while the Implementing Guidelines of the Magna Carta provided that the interest rate on meter deposits shall be at 6% for contracts of service entered into prior to the effectivity of the ERB Resolution No. 95-21, it was silent on the corresponding interest rate for bill deposits of residential customers for the same period. ERB Resolution No. 95-21 was issued by the then ERB on August 3, 1995 allowing a 10% interest on customers' deposits. The Parent Company's legal counsel opined that the same interest rate of 6% should apply to bill deposits as such rate was agreed upon in the service contract. Pursuant to the Magna Carta, the rate of interest on bill deposits shall be equivalent to the interest incorporated in the WACC, otherwise, the rate shall be based on the prevailing interest rate on savings deposit as approved by the Bangko Sentral ng Pilipinas (BSP). In the case of non-residential customers, the DSOAR likewise provides that the Parent Company shall pay interest on bill deposits at the rate equivalent to the prevailing interest rate for savings deposits as approved by the BSP.

The DSOAR superseded ERB Resolution No. 95 21, as amended, in its entirety. In the letter of the ERC to the Parent Company dated November 3, 2006, it was clarified that the "currently prevailing interest rate for savings deposits is one percent (1%) since this is the interest rate used by two of the largest commercial banks and Land Bank of the Philippines, as government bank." The Parent Company wrote a letter to ERC on January 24, 2007 clarifying the Parent Company's interpretation of the rules and regulations issued by the ERC, to mean that customers, whether residential or non-residential, with contracts of service executed prior to the effectivity of the DSOAR, can earn interest for both meter and bill deposits, at the rate of 6% or 10% depending on contract effectivity. Further, in the case of bill deposits, the rate of interest becomes 10% as incorporated in the Parent Company's WACC, starting from June 2003 effectivity of the Parent Company's unbundling decision as approved by the ERC.

With respect to contracts of service executed by non-residential customers on or after the effectivity of DSOAR, the 1% interest rate for bill deposits applies, while in the case of residential customers, the residential customers shall continue to be entitled to 10% interest rate, as incorporated in the Parent Company's WACC, in accordance with the provisions of the Magna Carta, until such time that a new WACC is put in place where bill deposits are no longer incorporated.

The Parent Company believes that the foregoing interpretation is consistent with law and in harmony with the ERC's own interpretation as embodied in the Implementing Guidelines of the Magna Carta, considering that the same principle of law applies to meter and bill deposits.

In response to the Parent Company's letter dated January 24, 2007, the ERC, in its letter in April 2007, said that the interest rate on bill and meter deposits of residential customers shall be governed by the Magna Carta for Residential Electricity Consumers and its Implementing Guidelines while the interest rate for the bill deposits of non-residential customers shall be either 10% or 1% depending on the date of contract effectivity.

With respect to the interest rate on bill deposits of non-residential customers, the ERC has maintained that the interest rate of 6% should be raised to 10%, regardless of contract date, upon effectivity of ERB Resolution No. 95-21 in September 1995. The Parent Company, without necessarily conceding its position, argued that the same principle should be applied upon the effectivity of DSOAR, in as much as the ERC has retained the 10% interest rate, for the contract date before the Parent Company's unbundling decision, even after the DSOAR effectivity. Further, the Parent Company emphasized that the DSOAR has already reduced the interest rate from 10% to 1%, which is the prevailing interest rate of savings deposit. Conformably therewith, the Parent Company posits that the interest rate on bill deposits should be reduced from 10% to 1% upon the effectivity of DSOAR, for contracts dates prior to the Parent Company's unbundling decision.

The Parent Company strongly believes that certain legal impediments and inconsistencies with previous pronouncements of the ERC on the issue of interest on bill deposits still exist. Hence, the Parent Company believes that rules similar to those applied to meter deposits must be put in place by the ERC to apply to bill deposits. In the meantime, the Parent Company will follow the same principles adopted by the ERC in the Rules to Govern the Refund of Meter Deposits, insofar as the computation of interest for bill deposits is concerned. Accordingly, the Parent Company has computed the interest on bill deposits using the rates of interest as follows:

*Residential Customers*

| | |
|---|---|
| • For those paying bill deposits before effectivity of Res. 95-21 or September 22, 1995: | |
| – From date of payment to date prior to September 22, 1995 | 6% |
| – From September 22, 1995 to date prior to the refund | 10% |
| • For those paying bill deposits on or after September 22, 1995 | 10% |

*Non-residential Customers*

| | |
|---|---|
| • For those paying bill deposit before effectivity of Res. 95-21 or September 22, 1995: | |
| – From date of payment to date prior to September 22, 1995 | 6% |
| – From September 22, 1995 to date prior to the effectivity of DSOAR | 10% |
| – From effectivity of DSOAR until the date prior to the refund | 1% |
| • For those paying bill deposits on or after September 22, 1995: | |
| – From September 22, 1995 to date prior to the effectivity of the DSOAR | 10% |
| – From effectivity of DSOAR until the day prior to the refund | 1% |
| • For those paying Bill Deposit on or after effectivity of DSOAR | 1% |

The above interest rates shall be subject to change to conform to the final interest rates that may be determined by the ERC upon its promulgation of separate rules or guidelines to govern the refund of bill deposits.

Interests on meter and bill deposits are determined using the simple interest computation method. There is no expressed stipulation in its "Terms and Conditions of Service" that the interest due and unpaid shall be added to the principal and shall earn new interest; consequently, the interest on meter and bill deposits of the customers cannot be compounded, consistent with the law and jurisprudence on the matter. This is supported by the opinion of the Parent Company's external legal counsel.

Meter and bill deposits and related accrued interest which are currently being refunded, based on historical experience and the relevant ERC guidelines, are shown separately as part of "Trade and other payables" account in the consolidated and parent company statements of financial position (see Note 25).

## 22. PROVISIONS

Movements during the year are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Provisions for various claims against the Parent Company *(see Note 34)*: | | | |
| Balance at beginning of year | ₱1,645 | ₱1,396 | ₱1,724 |
| Provisions during the year | 3,351 | 318 | 400 |
| Settlement during the year | (18) | (69) | – |
| Reversals during the year | – | – | (728) |
| Balance at end of year | 4,978 | 1,645 | 1,396 |
| Provisions for probable losses and refund *(see Note 34)* | | | |
| Balance at beginning of year | 4,098 | – | – |
| Provisions during the year | 3,333 | 4,098 | – |
| Settlement during the year | (4,917) | – | – |
| Balance at end of year | 2,514 | 4,098 | – |
| | ₱7,492 | ₱5,743 | ₱1,396 |

## 23. CUSTOMERS' REFUND

This account refers to the refund discussed in Note 2(III)(b) and consists of:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Gross refund amount | ₱9,372 | ₱11,385 | ₱14,396 |
| Less present value effect | 225 | 780 | 1,626 |
| | 9,147 | 10,605 | 12,770 |
| Less current portion | 9,147 | 7,925 | 4,904 |
| | ₱– | ₱2,680 | ₱7,866 |

Movements in the unamortized discount related to the present value effect on the refund liability are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Balance at beginning of year | ₱780 | ₱1,626 | ₱2,722 |
| Less interest accretion during the year | 555 | 846 | 1,096 |
| Balance at end of year | ₱225 | ₱780 | ₱1,626 |

The Parent Company implemented the refund in four phases:

- Phase I, which involves refunds to residential and general service customers who consumed 100 kWh or less of electricity in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated).

- Phase II, which involves refunds to residential and general service customers who consumed 101 to 300 kWh in April 2003 (or in their last complete month's bill for services whose contracts with the Parent Company have been terminated), from September 2003 to February 2004.

- Phase III, which involves refunds to residential and general service customers who consumed more than 300 kWh of electricity in April 2003, was implemented by the Parent Company over a period of twelve months starting January 2004.

- For Phase IV, involving refunds to commercial and industrial customers and all other customers not covered by Phases I – III, the refund covers two sub-phases.

In February 2005, the BIR issued Revenue Regulation 8 2005 which stated that the refunds to Phase IV customers are income payments subject to creditable withholding tax. The creditable withholding tax is withheld on the gross amount of the refund at the following rates: 25% for customers with active contracts and 32% for customers with terminated contracts.

The BIR implementing guidelines on the imposition of creditable withholding tax on the Phase IV refund were released in August 2005. To comply with the guidelines, customers are required to submit complete documents to the Parent Company prior to the latter's release of their refund either through checks or monthly credit to bill. Once the customer is able to comply with the requirements, he will receive the refunds due to him from the original start dates as approved by the ERC.

The Parent Company has remitted in advance a portion of the creditable withholding tax for Phase IV refund, amounting to ₱431 million, ₱71 million and ₱1,037 million as of December 31, 2009, 2008 and 2007, respectively.

The Parent Company is currently implementing the refund in accordance with the ERC-approved scheme.

As of December 31, 2009, the balance of the refund (inclusive of the present value effect) for each of the four phases is as follows:

| Phase | Beginning Balance | Refund | Ending Balance |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| I | ₱338 | (₱3) | ₱335 |
| II | 295 | – | 295 |
| III | 334 | (153) | 181 |
| IV | 10,418 | (1,857) | 8,561 |
| | ₱11,385 | (₱2,013) | ₱9,372 |

## 24. NOTES PAYABLE

Notes payable represents unsecured peso-denominated interest-bearing short-term loans obtained from various local financial institutions to meet the Parent Company's monthly payment obligations to power suppliers and other working capital requirements. Annual interest rates ranged from 4.0% to 9.50% in 2009, 6.50% to 10.50% in 2008 and 4.75% to 13.5% in 2007. Interest expense on notes payable amounted to ₱170 million, ₱595 million and ₱260 million in 2009, 2008 and 2007, respectively (see Note 28).

**25. TRADE AND OTHER PAYABLES**

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Trade accounts payable *(see Note 26)* | ₱16,943 | ₱9,836 | ₱14,615 |
| Output VAT – net | 2,238 | 2,890 | 2,430 |
| Preferred stock redemption payable | 1,147 | 866 | 156 |
| Accrued expenses | 1,639 | 588 | 457 |
| Current portion of meter deposits, including interest *(see Note 21)* | 1,372 | 457 | 237 |
| Current portion of CERA I and II over recoveries, including carrying charges | 983 | 917 | 3,092 |
| Accrued taxes | 770 | 956 | 992 |
| Current portion of bill deposits, including interest *(see Note 21)* | 685 | 1,160 | 1,255 |
| Current portion of liability arising from deferred pass-through fuel costs *(see Notes 13 and 26)* | 433 | 1,242 | 2,043 |
| Universal charges | 425 | 178 | 177 |
| Accrued dividends on preferred stock *(see Note 20)* | 288 | 307 | 411 |
| Current portion of security deposits | 191 | 87 | 111 |
| Advances for construction | 163 | 2,325 | 1,432 |
| Payable to customers | 132 | 134 | 237 |
| GSL liability | 124 | – | – |
| Current portion of retention payable | 96 | 94 | 1 |
| Current portion of deferred lease income | 62 | 32 | 37 |
| SC GRAM refund liability | 34 | 34 | 82 |
| Current portion of derivative liability *(see Note 31)* | 28 | 35 | – |
| Dividends payable | 26 | 14 | – |
| Accrued development costs | – | 149 | 340 |
| Other current liabilities | 2,260 | 1,875 | 2,180 |
| | ₱30,039 | ₱24,176 | ₱30,285 |

| | Parent Company | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Trade accounts payable *(see Note 26)* | ₱16,200 | ₱9,359 | ₱14,462 |
| Output VAT – net | 2,153 | 2,808 | 2,368 |
| Current portion of meter deposits, including interest *(see Note 21)* | 1,372 | 457 | 237 |
| Preferred stock redemption payable | 1,147 | 866 | 156 |
| Current portion of CERA I and II over recoveries, including carrying charges | 983 | 917 | 3,092 |
| Accrued taxes | 741 | 946 | 992 |
| Current portion of bill deposits, including interest *(see Note 21)* | 684 | 1,158 | 1,255 |
| Current portion of liability arising from deferred pass-through fuel costs *(see Notes 13 and 26)* | 433 | 1,242 | 2,043 |
| Universal charges | 425 | 178 | 177 |
| Accrued dividends on preferred stock *(see Note 20)* | 288 | 307 | 411 |
| Accrued employee benefits | 178 | 178 | 178 |
| Advances for construction | 163 | 2,325 | 1,432 |
| Accrued expenses | 266 | 228 | 78 |
| Payable to customers | 132 | 134 | 237 |
| GSL liability | 124 | – | – |
| SC GRAM refund liability | 34 | 34 | 82 |
| Derivative liability | 24 | 28 | – |
| Dividends payable | 15 | 14 | 63 |
| Other current liabilities | 1,629 | 1,046 | 1,489 |
| | ₱26,991 | ₱22,225 | ₱28,752 |

Trade payables are non-interest-bearing and are normally settled on 60-day terms. Other payables are non-interest-bearing and have an average term of six months.

**Trade Accounts Payable**

Trade accounts payable includes obligations to power suppliers such as NPC, TransCo, PEMC, First Gas (a related party), Quezon Power Philippines Limited Company (QPPL) and Philippine Power Development Corporation for cost of power purchased. This also includes other payables to local and foreign suppliers for goods and services needed to ensure normal operations.

Trade accounts payable also includes transmission line fee charges in connection with the Parent Company's TLA with QPPL. In an order dated September 20, 2004, the ERC disallowed the recovery of a portion of the transmission line fee, the bulk of which was for "scheduled extension costs," which the ERC believed "were caused by management inefficiency on the part of NPC."

On February 21, 2008, the Parent Company and QPPL amended their TLA to conform its terms to those already approved by the ERC. Based on the amendment, the Parent Company and QPPL acknowledge and confirm that all claims that each may have against the other are resolved as of the date of the amendment. Accordingly, the Parent Company derecognized its liability to QPPL pertaining to the disallowed transmission line fee amounting to ₱839 million and is shown as part of "Recovery of probable losses on disallowed receivables" account in the 2007 consolidated statement of income.

**CERA I and II**

After the Parent Company substantially settled all of its foreign currency-denominated debt in 2006, the Parent Company made a final accounting of the amounts of CERA I and II that have been billed to the customers. Based on the Parent Company's final accounting of the CERA I and II billings, the Parent Company has an over-recovery of ₱3,092 million from June 2003 to December 2006.

On October 22, 2008, the ERC directed the Parent Company to refund the CERA over-recoveries, along with carrying charges estimated at ₱833 million, over a period of twelve months, equivalent to ₱0.1461 per kWh. On December 4, 2008, the Parent Company filed a Motion asking the ERC to defer the CERA refund. In asking for a deferment, the Parent Company cited financial constraints due to, among others, the accumulation of substantial generation cost under-recoveries and the servicing of the ERC-mandated meter deposit refund.

In its order dated February 16, 2009, the ERC granted (with modification) the Parent Company's Motion to defer the CERA refund. In granting this Motion, the ERC said that "...the Commission is cognizant of the fact that requiring MERALCO to refund the amount of ₱3,925 million would result in substantial and tremendous impact on its financial resources. Thus, the Commission deems it reasonable to recalculate the amount and the period of CERA refund in order to cushion its impact on Meralco's financial viability." Accordingly, the ERC directed the Parent Company to refund the total refund amount of ₱3,925 million, equivalent to ₱0.0400 per kWh starting the March 2009 billing cycle until such time that the full amount shall have been refunded. Subsequently, on April 25, 2009, the ERC released an Order reinstating its directive for the Parent Company to refund the CERA over-recovery at a rate of ₱0.1461 per kWh.

The total outstanding balance of ₱983 million, inclusive of ₱209 million carrying charges, is estimated to be refunded in the first four months of 2010.

**Payable to Customers**

On October 1, 2004, the ERC released an Order on the Parent Company's Motion for Clarification/Reconsideration on ERC Case Nos. 2001-646 and 2001-900 dated July 1, 2003, resulting in the revision of the minimum charge provision in the Parent Company's rate schedules. This revision, which involves a change in the basis of the computation of the Transmission Charge component of the minimum charge, resulted in a potential liability to customers estimated at ₱1,085 million. In 2006, the Parent Company commenced the refund of this minimum charge. As of December 31, 2009, 2008 and 2007, the outstanding liability amounted to ₱132 million, ₱134 million and ₱237 million, respectively. The estimated amount of the refund has been incorporated in the application for collection of Transmission Charge under-recoveries (see Note 34(a)(1)).

**Advances for Construction**

In June 2005, the Parent Company offered a cash advance scheme to residential customers in accordance with Article 14 "Right to Extension of Lines and Facilities" of the Magna Carta for Residential Customers. Under this scheme, customers requesting for an extension of lines and facilities located beyond thirty (30) meters serving distance from the nearest voltage facilities of the utility shall advance the cost of the project. The customer advance scheme is non-interest- bearing.

To recover their aforementioned expenditures, the customers are entitled to an annual refund at the rate of twenty five percent (25%) of the gross distribution revenue derived from all customers connected to the line extension. The period covered by each refund payment pertains to the 12 months from the date of energization of the service and the succeeding year thereafter until such amounts are fully refunded or for five years, whichever period is shorter (based on Article 2.6.2 of the DSOAR which also applies to residential developers).

Discussion with the ERC regarding the treatment of the unpaid advances is still ongoing.

As of December 31, 2009, the non-current portion of advances for construction amounted to ₱3,022 million included under "Other non-current liabilities" account in the 2009 consolidated and parent company statement of financial position.

**GSL Liability**

For the regulatory years 2008, 2009 and the first half of regulatory year 2010, GSL obligations amounted to ₱100 million, ₱66 million and ₱50 million, respectively. The payouts were implemented beginning the September 2009 billing cycle. As of December 31, 2009, ₱92 million out of the ₱100 million for RY 2008 was refunded. The balance of ₱124 million representing the remaining amount for RY 2008, RY 2009 and RY 2010 is expected to be paid in the succeeding years and is shown as part of "Trade and other payables" account.

## 26. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. This includes: (a) individuals owning, directly or indirectly through one or more intermediaries; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that give them significant influence over the Company and close members of the family of any such individual and; (d) affiliate, which is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company.

The following table provides the total amount of transactions, which have been entered into by the Company with related parties for the relevant financial years. Outstanding balances at the year-end are unsecured, interest-free except those relating to deferred pass-through fuel costs (see Note 13) and settled in cash. There have been no guarantees provided for or received from any related party receivables or payables.

| Related Party | Relationship with Company | Year | Purchases from Related Parties | Amounts Owed by Related Parties *(see Note 15)* | Amounts Owed to Related Parties *(see Notes 13 and 25)* |
|---|---|---|---|---|---|
| | | | *(Amounts in Millions)* | | |
| San Miguel Corporation (SMC) and Subsidiaries | Major Shareholder | 2009 | ₱54 | ₱– | ₱– |
| | | 2008 | – | – | – |
| Philippine Long Distance Telephone Company (PLDT) and Subsidiaries | Major Shareholder | 2009 | 31 | – | – |
| | | 2008 | – | – | – |
| First Philippine Holdings Corporation (FPHC) and Subsidiaries | Major Shareholder | 2009 | 1,019 | – | – |
| | | 2008 | – | – | – |
| Metro Pacific Investments Corporation (MPIC) and Subsidiaries | Major Shareholder | 2009 | 6 | – | – |
| | | 2008 | – | – | – |
| FGPC**(see Notes 13 and 35)* | Affiliate | 2009 | 32,356 | – | – |
| | | 2008 | 36,849 | – | 2,033 |
| | | 2007 | 30,110 | – | 1,779 |
| FGP Corp.**(see Notes 13 and 35)* | Affiliate | 2009 | 16,163 | – | – |
| | | 2008 | 18,434 | – | 924 |
| | | 2007 | 14,866 | – | 4,605 |
| Indra | Joint Venture | 2009 | 571 | – | 15 |
| | | 2008 | 493 | 6 | 5 |
| | | 2007 | 403 | 6 | 17 |
| GEPMICI | Associate | 2009 | 194 | – | – |
| | | 2008 | 129 | – | – |
| | | 2007 | 356 | 4 | 2 |
| Philippine Electric Corp. (PHILEC) | Affiliate | 2009 | 957 | – | 24 |
| | | 2008 | 876 | – | 34 |
| | | 2007 | 786 | – | 26 |
| Others** | Affiliates | 2009 | 250 | 555 | 11 |
| | | 2008 | 193 | – | 1 |
| | | 2007 | 208 | – | 3 |
| | | 2009 | ₱51,601 | ₱555 | ₱50 |
| | | 2008 | 56,974 | 6 | 2,997 |
| | | 2007 | 46,729 | 10 | 6,432 |

* *Purchases include utilization of unconsumed gas classified under "Deferred Pass-Through Fuel Cost" account (see Note 13).*

** *Consist of transactions with MMLDC (a foundation of Meralco), FEDCOR and others.*

**Revenues**

In the ordinary course of business, the Parent Company sells electricity to related parties within its franchise area. The rates charged to related parties are the same ERC-mandated rates charged to all customers within the franchise area. As of December 31, 2009, revenues billed to major shareholders, PLDT, SMC and FPHC and their respective subsidiaries are ₱1,548 million, ₱1,006 million and ₱166 million, respectively.

The assessment to determine the provision for doubtful accounts is undertaken at each reporting date through the examination of the financial position of the related party and the market in which the related party operates.

**Purchases**

Purchases from related parties consist of purchases of power and deferred pass-through fuel costs (FGPC and FGP Corp.), information systems technology services (Indra), transformers (PHILEC) and meters (GEPMICI). Purchases from related parties amounted to ₱51,601 million, ₱56,974 million and ₱46,729 million in 2009, 2008 and 2007, respectively.

**Compensation of Key Management Personnel of the Company**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Short-term employee benefits | ₱220 | ₱275 | ₱288 |
| Long-term and retirement benefits | 62 | 71 | 84 |
| Share-based payments | 11 | 25 | 9 |
| Total compensation paid to key management personnel | ₱293 | ₱371 | ₱381 |

## 27. REVENUES AND PURCHASED POWER

Revenues of the Parent Company consist principally of the sale of electricity. Below is the breakdown of revenues from the sale of electricity for the years ended December 31, 2009, 2008 and 2007:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Generation charge | ₱106,695 | ₱120,445 | ₱126,816 |
| Transmission charge | 23,250 | 25,512 | 27,227 |
| Distribution charge | 21,276 | 17,594 | 17,435 |
| System loss charge | 16,108 | 16,139 | 17,316 |
| Supply charge | 6,560 | 5,753 | 5,707 |
| Metering charge | 3,923 | 2,923 | 2,894 |
| Power act reduction | (660) | (814) | (584) |
| Inter-class, lifeline subsidy and others | 1,734 | (488) | (423) |
| | 178,886 | 187,064 | 196,388 |
| Less intersegment sales *(see Note 7)* | 200 | 65 | 217 |
| | ₱178,686 | ₱186,999 | ₱196,171 |

Actual purchased power costs, which are pass-through costs and are revenue-neutral to the Parent Company, for the years ended December 31, 2009, 2008 and 2007 are as follows (see Note 35):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Generation charge | ₱127,116 | ₱131,863 | ₱144,388 |
| Transmission charge | 23,812 | 25,009 | 28,449 |
| | ₱150,928 | ₱156,872 | ₱172,837 |

Purchased power includes capacity fees, fixed operating fees and transmission line fees that are accounted for similar to a lease under IFRIC 4, "Determining whether an Arrangement contains a Lease". These amounted to ₱20,900 million, ₱21,592 million and ₱17,107 million in 2009, 2008 and 2007, respectively, and are presented as part of purchased power account in the consolidated statements of income. These also include unrecoverable system loss charges representing system loss charges over the 9.5% cap amounting to ₱260 million in 2007. In 2009 and 2008, however, the Parent Company's system loss rate was below the 9.5% cap.

Thus, net revenue (expense) from pass-through costs for the years ended December 31, 2009, 2008 and 2007 are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Generation charge | ₱106,695 | ₱120,445 | ₱126,816 |
| Transmission charge | 23,250 | 25,512 | 27,227 |
| System loss charge | 16,108 | 16,139 | 17,316 |
| Power act reduction | (660) | (814) | (584) |
| Recoverable purchased power | (150,928) | (156,872) | (172,837) |
| Net over-recoveries (under-recoveries) for the year | (₱5,535) | ₱4,410 | (₱2,062) |

The status of the accumulated over and under-recoveries in pass-through costs is discussed in Notes 6I(b) and 34(a) (1).

## 28. EXPENSES AND INCOME

### Operations and Maintenance

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Salaries, wages and employee benefits *(see Notes 19, 26 and 29)* | ₱6,793 | ₱5,744 | (₱1,073) |
| Contractors' services | 3,626 | 3,283 | 2,954 |
| Provision for doubtful accounts, net of recoveries *(see Note 15)* | 886 | 1,566 | 576 |
| Materials and supplies | 326 | 338 | 360 |
| Supervision and regulation fees | 269 | 328 | 198 |
| Corporate expenses | 302 | 306 | 300 |
| Transportation and travel | 398 | 272 | 379 |
| Property insurance | 199 | 92 | 70 |
| Others | 4 | 104 | 648 |
| | ₱12,803 | ₱12,033 | ₱4,412 |

**Salaries, Wages and Employee Benefits**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Wages, salaries and benefits | ₱5,466 | ₱4,986 | ₱4,882 |
| Pension cost (income) *(see Note 29)* | 98 | 675 | (6,201) |
| Post-employment benefits cost (income) other than pensions *(see Note 29)* | 822 | (139) | 78 |
| Expense of share-based payments *(see Note 19)* | 301 | 116 | 73 |
| Social security costs | 106 | 106 | 95 |
| | ₱6,793 | ₱5,744 | (₱1,073) |

**Cost of Contracts and Services**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Salaries, wages and employee benefits | ₱708 | ₱584 | ₱563 |
| Contractors' services | 661 | 517 | 437 |
| Materials and supplies | 171 | 163 | 294 |
| Others | 263 | 192 | 121 |
| | ₱1,803 | ₱1,456 | ₱1,415 |

**Interest and Financial Expenses**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Interest expense on interest-bearing loans and other borrowings *(see Note 20)* | ₱1,365 | ₱1,237 | ₱1,183 |
| Interest expense on bill deposits *(see Note 21)* | 1,120 | 925 | 864 |
| Carrying charge expense *(see Note 2)* | 543 | 934 | 124 |
| Interest expense on notes payable *(see Note 24)* | 170 | 595 | 260 |
| Interest expense on meter deposits *(see Note 21)* | 81 | 89 | 99 |
| Amortization of debt issuance costs *(see Note 20)* | 54 | 18 | 21 |
| Amortization of loans premium *(see Note 20)* | (27) | (27) | (25) |
| Interest expense on deferred pass-through fuel costs *(see Notes 13 and 26)* | 15 | 141 | 320 |
| Others | 7 | 223 | 153 |
| | ₱3,328 | ₱4,135 | ₱2,999 |

**Interest and Financial Income**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Carrying cost for recovery *(see Note 2)* | ₱2,782 | ₱813 | ₱19 |
| Interest income on cash and cash equivalents | 418 | 321 | 369 |
| Mark-to-market gains (losses) from derivative instruments *(see Note 31)* | 82 | (167) | 187 |
| Amortization of unearned interest on trade receivables of subsidiaries *(see Note 15)* | – | 68 | – |
| Others | 557 | 1,502 | 998 |
| | ₱3,839 | ₱2,537 | ₱1,573 |

**Auditors' Remuneration**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Audit services | ₱13 | ₱17 | ₱15 |
| Other services | 5 | 15 | 5 |
| | ₱18 | ₱32 | ₱20 |

## 29. RETIREMENT PLAN

The Company has noncontributory defined benefit retirement plans covering substantially all of the permanent employees of the Parent Company and most of its subsidiaries.

The retirement plan of the Parent Company is a funded, non-contributory defined benefit plan. The retirement fund (Meralco Pension Fund) is held in trust by the Board of Trustees and is overseen by the Compensation and Retirement Fund Committee of the BOD.

The Parent Company also provides certain additional post-employment benefits upon retirement.

On January 22, 2007, the BOD approved the Retirement Benefits Conversion Plan (RBCP) which would buyout at present value the monthly pension and retirement benefits of qualified retirees as of January 2, 2007. This was offered on a voluntary basis and, initially, 1,022 retirees availed of the RBCP. On November 26, 2007, the BOD approved the extension offer of the RBCP until December 31, 2007 and 205 retirees availed of the offer.

The following tables summarize the components of net pension and other post-employment benefit expense of the Company recognized in the consolidated statements of income and the funded status and amounts recognized in the consolidated and parent company statements of financial position for the respective plans.

**Net Pension Cost (included as part of "Operations and maintenance expenses – Salaries, wages and employee benefits" account)**

| | 2009 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Interest cost on benefit obligation | ₱2,033 | ₱10 | ₱2,043 |
| Current service cost | 793 | 6 | 799 |
| Expected return on plan assets | (722) | (5) | (727) |
| Past service cost | 1 | 17 | 18 |
| Settlement gain | (252) | – | (252) |
| Actuarial loss (gain) | (1,801) | 18 | (1,783) |
| Net pension cost | ₱52 | ₱46 | ₱98 |
| Actual return on plan assets | ₱4,128 | ₱22 | ₱4,150 |

| | 2008 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Interest cost on benefit obligation | ₱1,730 | ₱10 | ₱1,740 |
| Current service cost | 964 | 12 | 976 |
| Expected return on plan assets | (826) | (4) | (830) |
| Past service cost | 1 | 2 | 3 |
| Actuarial gain | (1,197) | (17) | (1,214) |
| Net pension cost | ₱672 | ₱3 | ₱675 |
| Actual loss on plan assets | (₱1,695) | (₱6) | (₱1,701) |

| | 2007 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Interest cost on benefit obligation | ₱1,915 | ₱10 | ₱1,925 |
| Current service cost | 1,104 | 12 | 1,116 |
| Expected return on plan assets | (373) | (3) | (376) |
| Past service cost | 1 | – | 1 |
| Actuarial gain | (8,427) | (24) | (8,451) |
| Settlement gain | (416) | – | (416) |
| Net pension cost | (₱6,196) | (₱5) | (₱6,201) |
| Actual return on plan assets | ₱5,889 | ₱5 | ₱5,894 |

**Pension Liability (Asset)**

| | 2009 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Defined benefit obligation | ₱25,068 | ₱187 | ₱25,255 |
| Fair value of plan assets | (16,167) | (181) | (16,348) |
| Unrecognized past service cost | (4) | (30) | (34) |
| Pension liability (asset) | ₱8,897 | (₱24) | ₱8,873 |

**Presentation in the consolidated and parent company statements of financial position:**

| | 2009 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Pension asset | ₱– | (₱68) | (₱68) |
| Pension liability | 8,897 | 44 | 8,941 |
| | ₱8,897 | (₱24) | ₱8,873 |

| | 2008 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Defined benefit obligation | ₱22,594 | ₱100 | ₱22,694 |
| Fair value of plan assets | (10,309) | (99) | (10,408) |
| Unrecognized past service cost | (5) | (7) | (12) |
| Pension liability (asset) | ₱12,280 | (₱6) | ₱12,274 |

**Presentation in the consolidated and parent company statements of financial position:**

| | 2008 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Pension asset | ₱– | (₱39) | (₱39) |
| Pension liability | 12,280 | 33 | 12,313 |
| | ₱12,280 | (₱6) | ₱12,274 |

| | 2007 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Defined benefit obligation | ₱24,714 | ₱111 | ₱24,825 |
| Fair value of plan assets | (11,800) | (57) | (11,857) |
| Unrecognized past service cost | (6) | (9) | (15) |
| Pension liability | ₱12,908 | ₱45 | ₱12,953 |

**Changes in the present value of the defined benefit obligation are as follows:**

| | 2009 | | |
|---|---|---|---|
| | **Parent** | **Subsidiaries** | **Consolidated** |
| | *(Amounts in Millions)* | | |
| Opening defined benefit obligation | ₱22,594 | ₱100 | ₱22,694 |
| Interest cost | 2,033 | 10 | 2,043 |
| Current service cost | 793 | 6 | 799 |
| Benefits paid | (1,282) | (4) | (1,286) |
| Actuarial losses (gains) due to: | | | |
| Changes in assumptions | 2,052 | 20 | 2,072 |
| Experience adjustments | (482) | 15 | (467) |
| Past service cost | – | 40 | 40 |
| Effect of settlement | (640) | – | (640) |
| Closing defined benefit obligation | ₱25,068 | ₱187 | ₱25,255 |

| | 2008 | | |
|---|---|---|---|
| | **Parent** | **Subsidiaries** | **Consolidated** |
| | *(Amounts in Millions)* | | |
| Opening defined benefit obligation | ₱24,714 | ₱111 | ₱24,825 |
| Interest cost | 1,730 | 10 | 1,740 |
| Current service cost | 964 | 12 | 976 |
| Benefits paid | (1,096) | (6) | (1,102) |
| Actuarial losses (gains) due to: | | | |
| Changes in assumptions | (3,886) | (24) | (3,910) |
| Experience adjustments | 168 | (3) | 165 |
| Closing defined benefit obligation | ₱22,594 | ₱100 | ₱22,694 |

| | 2007 | | |
|---|---|---|---|
| | **Parent** | **Subsidiaries** | **Consolidated** |
| | *(Amounts in Millions)* | | |
| Opening defined benefit obligation | ₱27,360 | ₱113 | ₱27,473 |
| Interest cost | 1,915 | 10 | 1,925 |
| Current service cost | 1,104 | 12 | 1,116 |
| Benefits paid | (1,024) | (2) | (1,026) |
| Actuarial losses (gains) due to: | | | |
| Changes in assumptions | (2,038) | (23) | (2,061) |
| Experience adjustments | (749) | 1 | (748) |
| Effect of settlement | (1,854) | – | (1,854) |
| Closing defined benefit obligation | ₱24,714 | ₱111 | ₱24,825 |

**Changes in the fair value of the plan assets are as follows:**

| | 2009 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Opening fair value of plan assets | ₱10,309 | ₱99 | ₱10,408 |
| Expected return on plan assets | 722 | 5 | 727 |
| Actuarial gains | 3,406 | 17 | 3,423 |
| Benefits paid | (1,705) | (4) | (1,709) |
| Contributions by employer | 3,435 | 64 | 3,499 |
| Closing fair value of plan assets | ₱16,167 | ₱181 | ₱16,348 |

| | 2008 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Opening fair value of plan assets | ₱11,800 | ₱57 | ₱11,857 |
| Expected return on plan assets | 826 | 4 | 830 |
| Actuarial losses | (2,521) | (10) | (2,531) |
| Benefits paid | (1,096) | (6) | (1,102) |
| Contributions by employer | 1,300 | 54 | 1,354 |
| Closing fair value of plan assets | ₱10,309 | ₱99 | ₱10,408 |

| | 2007 | | |
|---|---|---|---|
| | Parent | Subsidiaries | Consolidated |
| | *(Amounts in Millions)* | | |
| Opening fair value of plan assets | ₱5,925 | ₱39 | ₱5,964 |
| Expected return on plan assets | 373 | 3 | 376 |
| Actuarial gains | 5,516 | 2 | 5,518 |
| Benefits paid | (2,338) | (2) | (2,340) |
| Contributions by employer | 2,324 | 15 | 2,339 |
| Closing fair value of plan assets | ₱11,800 | ₱57 | ₱11,857 |

The Parent Company expects to contribute ₱3,435 million to its defined benefit pension plan in 2010.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(In Percentage)* | |
| Marketable equity securities | 94 | 49 | 18 |
| Bonds and commercial notes | 1 | 25 | 5 |
| Government securities | – | 18 | 70 |
| Real properties | 5 | 7 | 6 |
| Receivables | – | 1 | 1 |
| | 100 | 100 | 100 |

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

**Other Post-employment Benefits Expense (included as part of "Operations and maintenance expenses – Salaries, wages and employee benefits" account)**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Interest cost | ₱100 | ₱92 | ₱92 |
| Current service cost | 21 | 33 | 29 |
| Actuarial loss (gain) | 749 | (264) | 40 |
| Settlement gain | (48) | – | (83) |
| Net other post-employment benefit expense | ₱822 | (₱139) | ₱78 |

Pension amounts for 2009 and the previous four years are as follows:

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| | | | *(Amounts in Millions)* | | |
| Present value of defined benefit obligation | ₱25,255 | ₱22,694 | ₱24,825 | ₱27,473 | ₱12,905 |
| Fair value of plan assets | 16,348 | 10,408 | 11,857 | 5,964 | 3,076 |
| Excess of present value of defined benefit obligation over fair value of plan assets | 8,907 | 12,286 | 12,968 | 21,509 | 9,829 |
| Experience adjustments on plan liabilities | (467) | 165 | (748) | 233 | (3) |
| Actuarial gain (loss) on plan assets | 3,423 | (2,531) | 5,518 | 3,176 | 79 |

**Other Post-employment Benefits Liability (recorded as part of "Other non-current liabilities" account)**

Changes in the present value of the other post-employment benefit liability are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Balance at beginning of year | ₱1,115 | ₱1,321 | ₱1,305 |
| Interest cost | 100 | 92 | 92 |
| Current service cost | 21 | 33 | 29 |
| Benefits paid | (51) | (67) | (63) |
| Actuarial losses (gains) | 835 | (264) | 162 |
| Effect of settlement | (133) | – | (204) |
| Balance at end of year | ₱1,887 | ₱1,115 | ₱1,321 |

The principal assumptions used as of January 1, 2009, 2008 and 2007 in determining pension and other post-employment benefits obligations are shown below:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Percentage)* | |
| Discount rate | 8.0-11.63 | 7.0–10.15 | 7.0–8.29 |
| Expected rate of return on assets | 7.0-10.0 | 7.0 | 7.0 |
| Future range of salary increases | 4.0-10.0 | 5.0-10.0 | 5.0–10.0 |

In addition to its defined benefit retirement plan, MIESCOR also has a defined contribution retirement plan on which it contributes to a Provident Fund annually an amount equal to 6% of the current monthly basic salaries of the covered employees. The Provident Fund is maintained primarily for the purpose of establishing periodically the amounts of the benefits pertaining to the covered employees. The employees' shares are represented by the units of the Provident Fund. Each unit is determined by dividing the net asset value of the Provident Fund by the aggregate number of units earned by the employee. Pension expense under this plan amounted to ₱1 million in 2009, 2008 and 2007.

## 30. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's principal financial instruments, other than derivatives, are composed of bank loans and cash and cash equivalents. The main purpose of these financial instruments is to finance the Company's operations. The Company has various other financial assets and liabilities such as trade receivables, trade payables and other liabilities, which arise directly from its operations.

The main risks arising from the Company's financial instruments are cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk and liquidity risk. The BOD reviews and approves policies for managing each of these risks which are summarized below:

### Cash Flow Interest Rate Risk

The Company's exposure to the changes in market interest rates relates primarily to the Company's debt obligations with floating interest rates since the Company's interest-bearing short-term investments mature within 45 days or less.

The Company's policy is to manage its interest rate risk exposure using a mix of fixed and variable rate debts, depending on what strategy will yield a reasonably lower effective cost based on market conditions. Refinancing of fixed rate loans may also be undertaken to manage interest cost. As of December 31, 2009, 2008 and 2007, approximately 61%, 73% and 50% of the Company's borrowings are at a fixed rate of interest, respectively.

Rockwell's policy is to source loans with fixed interest rates whenever available.

The following table sets out the maturity profile of the Parent Company, Rockwell and MIESCOR's bank loans and the amounts that are exposed to interest rate risk (exclusive of debt issuance costs):

| | Within 1 Year | 1–2 Years | 2–3 Years | 3–4 Years | 4–5 Years | More than 5 Years | Total |
|---|---|---|---|---|---|---|---|
| | | | | *(Amounts in Millions)* | | | |
| **2009 Fixed Rate** | | | | | | | |
| Parent Company | | | | | | | |
| Interest-bearing loans and borrowings | ₱788 | ₱752 | ₱752 | ₱3,958 | ₱3,227 | ₱– | ₱9,477 |
| Notes payable | 500 | – | – | – | – | – | 500 |
| Short-term investments | 10,669 | – | – | – | – | – | 10,669 |
| Rockwell | | | | | | | |
| Interest-bearing loans and borrowings | 454 | 308 | 310 | 1,085 | – | – | 2,157 |
| Short-term investments | 215 | – | – | – | – | – | 215 |
| **2009 Floating Rate** | | | | | | | |
| Parent Company | | | | | | | |
| Interest-bearing loans and borrowings | 737 | 717 | 717 | 717 | 717 | 3,315 | 6,920 |
| Rockwell | | | | | | | |
| Interest-bearing loans and borrowings | 307 | 456 | – | – | – | – | 763 |

| | Within 1 Year | 1–2 Years | 2–3 Years | 3–4 Years | 4–5 Years | More than 5 Years | Total |
|---|---|---|---|---|---|---|---|
| | | | *(Amounts in Millions)* | | | | |
| **2008 Fixed Rate** | | | | | | | |
| Parent Company | | | | | | | |
| Interest-bearing loans and borrowings | 516 | 516 | 480 | 480 | 3,714 | – | 5,706 |
| Notes payable | 9,770 | – | – | – | – | – | 9,770 |
| Short-term investments | 1,801 | – | – | – | – | – | 1,801 |
| Rockwell | | | | | | | |
| Interest-bearing loans and borrowings | 140 | 280 | 280 | 1,300 | – | – | 2,000 |
| Short-term investments | 384 | – | – | – | – | – | 384 |
| **2008 Floating Rate** | | | | | | | |
| Parent Company | | | | | | | |
| Interest-bearing loans and borrowings | 521 | 499 | 480 | 480 | 3,600 | – | 5,580 |
| Rockwell | 489 | – | – | – | – | – | 489 |
| Interest-bearing loans and borrowings | 489 | – | – | – | – | – | 489 |
| **2007 Fixed Rate** | | | | | | | |
| Parent Company | 11,014 | 513 | 513 | 480 | 480 | 3,741 | 16,741 |
| Rockwell | – | 70 | 140 | 790 | – | – | 1,000 |
| MIESCOR | 248 | – | – | – | – | – | 248 |
| **2007 Floating Rate** | | | | | | | |
| Parent Company | 535 | 515 | 496 | 480 | 480 | 3,600 | 6,106 |
| Rockwell | 608 | 149 | – | – | – | – | 757 |

| | Bank loans | | | Other Loans | | | Consolidated | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009 | 2008 | 2007 | 2009 | 2008 | 2007 |
| | | | | | *(Amounts in Millions)* | | | | |
| Representing amount repayable | | | | | | | | | |
| – wholly within five years | ₱15,830 | ₱22,690 | ₱11,949 | ₱1 | ₱2 | ₱3 | ₱15,831 | ₱22,692 | ₱11,952 |
| – not wholly within five years | 3,900 | 740 | 12,510 | – | – | – | 3,900 | 740 | 12,510 |
| | ₱19,730 | ₱23,430 | ₱24,459 | ₱1 | ₱2 | ₱3 | ₱19,731 | ₱23,432 | ₱24,462 |

Interest on bank loans classified as floating rate is repriced at intervals of less than one year. Interest on bank loans classified as fixed rate is fixed until the maturity of the instrument. The other financial liabilities of the Company that are not included in the above table are non-interest-bearing or have no fixed or determinable maturity and are, therefore, not subject to interest rate risk. As previously mentioned, the Company's short-term investments are not exposed to significant changes in market rates because they mature within 30 days or less to coincide with the Company's monthly payment obligations.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Parent Company and Rockwell's profit before tax as of December 31, 2009, 2008 and 2007 (through the impact on floating rate borrowings). There is no other impact on the Parent Company and Rockwell's equity other than those already affecting the profit and loss.

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) in Basis Points | Effect on Profit before Tax | Increase (Decrease) in Basis Points | Effect on Profit before Tax | Increase (Decrease) in Basis Points | Effect on Profit before Tax |
| **Parent Company** | | | | | | |
| Floating rate loans from various banks | +100 | (₱69 million) | +100 | (₱56 million) | +100 | (₱61 million) |
| | (100) | 69 million | (100) | 56 million | (100) | 61 million |
| **Rockwell** | | | | | | |
| Floating rate loans from various banks | +100 | (₱3 million) | +100 | (₱2 million) | +100 | (₱4 million) |
| | (100) | 3 million | (100) | 2 million | (100) | 4 million |

Interest expense on floating rate borrowings is computed for the year, taking into account actual principal movements during the year, based on management's best estimate of a +/-100 basis points change in interest rates. There has been no change in the methods and assumptions used by the management in the above analysis.

**Foreign Currency Risk**

*a. Parent Company*

The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments of customers' bills in accordance with CERA II.

Presented below are the Parent Company's foreign currency-denominated financial assets and liabilities as of December 31, 2009, 2008 and 2007, translated to Philippine Peso at the following exchange rates:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| US Dollar ($) | ₱46.20 | ₱47.52 | ₱41.28 |
| Japanese Yen (¥) | 0.5059 | 0.5221 | 0.3642 |
| Euro (€) | 66.6646 | 66.2463 | 60.5572 |
| Swiss Francs (CHF) | 44.8101 | 43.6644 | 36.3326 |

| | December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Foreign Currency | | | | |
| | US Dollar | Japanese Yen | Euro | Swiss Franc | Peso Equivalent |
| | *(Amounts in Millions)* | | | | |
| Financial assets: | | | | | |
| Cash and cash equivalents | $83 | ¥– | €– | CHF– | ₱3,842 |
| Trade receivables | 1 | – | – | – | 25 |
| Advance payments to suppliers | 3 | – | – | – | 138 |
| | 87 | – | – | – | 4,005 |
| Financial liabilities: | | | | | |
| Trade and other payables | (141) | – | (2) | – | (6,655) |
| Liability arising from deferred pass-through fuel cost | (9) | – | – | – | (433) |
| Interest-bearing loans and other borrowings | – | – | (1) | – | (55) |
| | (150) | – | (3) | – | (7,143) |
| | ($63) | ¥– | (€3) | (CHF–) | (₱3,138) |

| | December 31, 2008 | | | | |
|---|---|---|---|---|---|
| | Foreign Currency | | | | |
| | US Dollar | Japanese Yen | Euro | Swiss Franc | Peso Equivalent |
| | *(Amounts in Millions)* | | | | |
| Financial assets: | | | | | |
| Cash and cash equivalents | $6 | ¥– | €– | CHF– | ₱285 |
| Trade receivables | 1 | – | – | – | 24 |
| Advance payments to suppliers | – | 15 | – | – | 20 |
| | 7 | 15 | – | – | 329 |
| Financial liabilities: | | | | | |
| Trade and other payables | (66) | (15) | (1) | – | (3,207) |
| Liability arising from deferred pass-through fuel cost | (26) | – | – | – | (1,242) |
| Interest-bearing loans and other borrowings | – | – | (1) | (1) | (131) |
| | (92) | (15) | (2) | (1) | (4,580) |
| | ($85) | ¥– | (€2) | (CHF1) | (₱4,251) |

| | December 31, 2007 | | | | |
|---|---|---|---|---|---|
| | Foreign Currency | | | | |
| | US Dollar | Japanese Yen | Euro | Swiss Franc | Peso Equivalent |
| | (Amounts in Millions) | | | | |
| Financial assets: | | | | | |
| Cash and cash equivalents | $53 | ¥– | €– | CHF– | ₱2,183 |
| Trade receivables | 1 | – | – | – | 25 |
| Advance payments to suppliers | – | 6 | – | – | 31 |
| | 54 | 6 | – | – | 2,239 |
| Financial liabilities: | | | | | |
| Trade and other payables | 111 | 7 | 1 | – | 4,648 |
| Liability arising from deferred pass-through fuel cost | 66 | – | – | – | 2,735 |
| Interest-bearing loans and other borrowings | 2 | – | 1 | 1 | 203 |
| | 179 | 7 | 2 | 1 | 7,586 |
| | ($125) | (¥1) | (€2) | (CHF1) | (₱5,347) |

The Parent Company's exposure to foreign currency risk on long-term debt principal payments is minimal because almost 100% of the Company's debt is denominated in Philippine Peso. Thus, the impact of a one peso movement of the US$/PHP exchange rate will not have a significant impact on the Parent Company's principal and interest payments. Further, PBR assumes a forecast level of foreign currency movements in its calculation of the forecasted regulatory asset base and expenditures. PBR also allows for adjustment of the rates the Parent Company charges under PBR should there be significant deviations in the foreign exchange forecast from what is actually realized.

**b. Rockwell**

As a result of Rockwell's marketing operations in the United States, its statement of financial position can be affected significantly by movements in the US$ exchange rates. Rockwell's foreign-currency denominated assets and liabilities are as follows:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | US$ | Peso Equivalent | US$ | Peso Equivalent | US$ | Peso Equivalent |
| | (Amounts in Millions) | | | | | |
| Assets: | | | | | | |
| Cash and cash equivalents | $2 | ₱94 | $3 | ₱132 | $2 | ₱73 |
| Trade and other receivables | 3 | 125 | 1 | 70 | 10 | 417 |
| Liabilities: | | | | | | |
| Trade and other payables | – | – | 4 | 178 | – | 1 |
| Interest-bearing loans and borrowings | – | – | 2 | 91 | 6 | 236 |
| Net foreign currency-denominated assets (liabilities) | $5 | ₱219 | ($2) | (₱67) | $6 | ₱253 |

It is Rockwell's policy to limit its US$-denominated receivables just to match the estimated US$-denominated component of its development costs as well as its US$-denominated borrowings. Also, Rockwell enters into deliverable currency forward contracts to hedge its foreign currency exposure should there be an excess in US$-denominated assets over the US$-denominated liabilities.

The following table demonstrates the sensitivity to a reasonably possible change in the US$ exchange rate with respect to Peso, with all other variables held constant, of Rockwell's profit before tax as of December 31, 2009, 2008 and 2007 (due to changes in the fair value of financial assets and liabilities). There is no other impact on Rockwell's equity other than those already affecting the profit and loss.

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) in US Rate (in %) | Effect on Profit before Tax | Increase (Decrease) in US Rate (in %) | Effect on Profit before Tax | Increase (Decrease) in US Rate (in %) | Effect on Profit before Tax |
| Foreign currency-denominated financial assets and liabilities | +5% | ₱7 million | +5% | (₱14 million) | +5% | (₱8 million) |
| | -5% | (₱7 million) | (5%) | 14 million | (5%) | 8 million |

Foreign exchange gain (loss) is computed for the year based on management's best estimate of a +/-5 percent change in the closing Peso-US$ conversion rate using the year end balances of US dollar-denominated cash and cash equivalents, accounts receivable, loans, and forward contracts. There has been no change in the methods and assumptions used by management in the above analysis.

**Commodity Price Risk**

The Company's exposure to price risk is minimal. The cost of fuel is part of the Parent Company's generation cost that is recoverable from the customers through the Parent Company's generation charge.

**Credit Risk**

The Company trades only with recognized, creditworthy third parties. The Company only places its excess cash in financial institutions that meet the Company's accreditation standards based on liquidity and solvency ratios and the bank's credit rating. The Company will only transact derivatives with similarly accredited financial institutions. It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis.

Trade receivables from sale of condominium units are secured with condominium units the legal title and ownership of which are transferred to the customers upon full payment of the contract price. Receivables from leases are assured by security deposits, while receivables from sale of club shares are guaranteed by the shares held by the Company. For other receivables, since the Company trades only with recognized third parties, there is no requirement for collateral.

There are no significant concentrations of credit risk within the Company.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets and certain derivative instruments, the Company's exposure arises from default of the counterparty.

The table below shows the maximum exposure to credit risk for the components of the consolidated statements of financial position, including derivatives. The maximum exposure is shown gross, without taking account of collateral and other credit enhancement such as bill deposits and accrued interest.

| | Gross Maximum Exposure | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Cash and cash equivalents | ₱17,068 | ₱5,402 | ₱4,876 |
| Trade and other receivables – current and non-current: | | | |
| Billed: | | | |
| Residential | 4,808 | 5,005 | 7,271 |
| Commercial | 5,981 | 6,571 | 4,565 |
| Industrial | 2,210 | 3,224 | 2,769 |
| Flat streetlights | 159 | 143 | 51 |
| Unbilled receivables | 5,537 | 20,078 | 17,189 |
| Trade receivables of subsidiaries | 1,813 | 1,488 | 801 |
| Other receivables | 840 | 1,112 | 809 |
| AFS investments | 356 | 403 | 404 |
| Derivative assets | 183 | 121 | 300 |
| Refundable deposits (included under "Other current assets" account) | 13 | 13 | 11 |
| | ₱38,968 | ₱43,560 | ₱39,046 |

The credit quality of financial assets is managed by the Parent Company using "High Grade," "Standard Grade" and "Sub-standard Grade" as internal credit ratings. The table below shows the credit quality by class of asset:

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Neither Past Due nor Impaired | | | | | |
| | High Grade | Standard Grade | Sub-standard Grade | Past Due but not Impaired | Impaired Financial Assets | Total |
| | (Amounts in Millions) | | | | | |
| Cash and cash equivalents | ₱15,430 | ₱– | ₱– | ₱– | ₱– | ₱15,430 |
| Trade receivables | | | | | | |
| Billed: | | | | | | |
| Residential | 1,433 | 1,142 | 1,831 | 402 | 529 | 5,337 |
| Commercial | 1,521 | 1,211 | 1,943 | 1,306 | 1,007 | 6,988 |
| Industrial | 718 | 478 | 767 | 247 | 259 | 2,469 |
| Flat streetlights | 3 | 4 | 6 | 146 | 293 | 452 |
| Unbilled receivables | 5,537 | – | – | – | – | 5,537 |
| | 9,212 | 2,835 | 4,547 | 2,101 | 2,088 | 20,783 |
| Other receivables | 707 | – | 236 | 240 | 56 | 1,239 |
| Derivative assets | 183 | – | – | – | – | 183 |
| AFS investments | 98 | – | – | – | – | 98 |
| Refundable deposits | 13 | – | – | – | – | 13 |
| | ₱25,643 | ₱2,835 | ₱4,783 | ₱2,341 | ₱2,144 | ₱37,746 |

| | December 31, 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Neither Past Due nor Impaired | | | | | |
| | High Grade | Standard Grade | Sub-standard Grade | Past Due but not Impaired | Impaired Financial Assets | Total |
| | | | (Amounts in Millions) | | | |
| Cash and cash equivalents | ₱4,023 | ₱– | ₱– | ₱– | ₱– | ₱4,023 |
| Trade receivables – | | | | | | |
| Billed: | | | | | | |
| Residential | 1,290 | 1,294 | 1,908 | 513 | 774 | 5,779 |
| Commercial | 1,265 | 1,436 | 2,118 | 1,752 | 608 | 7,179 |
| Industrial | 1,483 | 597 | 882 | 262 | 267 | 3,491 |
| Flat streetlights | 2 | 3 | 4 | 134 | 278 | 421 |
| Unbilled receivables | 20,078 | – | – | – | – | 20,078 |
| | 24,118 | 3,330 | 4,912 | 2,661 | 1,927 | 36,948 |
| Other receivables | 829 | – | 495 | 283 | 92 | 1,699 |
| Derivative assets | 121 | – | – | – | – | 121 |
| AFS investments | 28 | 118 | – | – | – | 146 |
| | ₱29,119 | ₱3,448 | ₱5,407 | ₱2,944 | ₱2,019 | ₱42,937 |

| | December 31, 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Neither Past Due nor Impaired | | | | | |
| | High Grade | Standard Grade | Sub-standard Grade | Past Due but not Impaired | Impaired Financial Assets | Total |
| | | | (Amounts in Millions) | | | |
| Cash and cash equivalents | ₱4,062 | ₱– | ₱– | ₱– | ₱– | ₱4,062 |
| Trade receivables: | | | | | | |
| Billed: | | | | | | |
| Residential | 2,730 | 2,258 | 369 | 1,914 | 317 | 7,588 |
| Commercial | 1,246 | 987 | 962 | 1,370 | 635 | 5,200 |
| Industrial | 1,231 | 762 | 306 | 470 | 161 | 2,930 |
| Flat streetlights | 1 | 6 | 4 | 40 | 9 | 60 |
| Unbilled receivables | 17,189 | – | – | – | – | 17,189 |
| | 22,397 | 4,013 | 1,641 | 3,794 | 1,122 | 32,967 |
| Other receivables | 209 | 1 | 602 | 363 | 254 | 1,429 |
| Derivative assets | 256 | – | – | – | – | 256 |
| AFS investments | 28 | 118 | – | – | – | 146 |
| | ₱26,952 | ₱4,132 | ₱2,243 | ₱4,157 | ₱1,376 | ₱38,860 |

Credit ratings are determined as follows:

- "High Grade"

  This includes cash and cash equivalents, derivative assets and AFS investments to counterparties with good credit rating or bank standing, thus credit risk is minimal. This normally includes large prime financial institutions, companies and government agencies. For trade receivables, this consists of current month's billings (less than 30 days) that are expected to be collected before due date (1 to 9 days after billed date).

- "Standard Grade"

  This includes AFS investments that are not classified as "High Grade." For trade receivables, this consists of current month's billings (less than 30 days) that are expected to be collected before expiry date (10 to 14 days after billed date).

- "Sub-standard Grade"

  This includes trade receivables that consist of current month's billings which are not foreseen to be collected within 60 days.

The credit quality of financial assets is managed by Rockwell using internal credit ratings. The table below shows the credit quality by class of asset:

| | 2009 | | |
|---|---|---|---|
| | A Rating | B Rating | Total |
| | (Amounts in Millions) | | |
| Cash and cash equivalents | ₱393 | ₱– | ₱393 |
| Trade receivables from: | | | |
| Sale of condominium units | – | 69 | 69 |
| Leases | 61 | 7 | 68 |
| Advances to officers and employees | 9 | – | 9 |
| AFS investments: | | | |
| Quoted | 242 | – | 242 |
| Unquoted | 3 | – | 3 |
| | 708 | 76 | 784 |
| Less unrecognized portion of trade receivable from sale of condominium units due IAS 39 | – | 59 | 59 |
| | ₱708 | ₱17 | ₱725 |

| | 2008 | | |
|---|---|---|---|
| | A Rating | B Rating | Total |
| | (Amounts in Millions) | | |
| Cash and cash equivalents | ₱456 | ₱– | ₱456 |
| Trade receivables from: | | | |
| Sale of condominium units | 249 | 283 | 532 |
| Leases | 42 | 29 | 71 |
| Advances to officers and employees | 7 | – | 7 |
| AFS investments: | | | |
| Quoted | 240 | – | 240 |
| Unquoted | 3 | – | 3 |
| | 997 | 312 | 1,309 |
| Less unrecognized portion of trade receivable from sale of condominium units due to IAS 39 | 9 | 10 | 19 |
| | ₱988 | ₱302 | ₱1,290 |

| | 2007 | | |
|---|---|---|---|
| | A Rating | B Rating | Total |
| | *(Amounts in Millions)* | | |
| Cash and cash equivalents | ₱112 | ₱– | ₱112 |
| Trade receivables from: | | | |
| Sale of condominium units | 295 | 346 | 641 |
| Leases | 24 | 29 | 53 |
| Advances to officers and employees | 8 | – | 8 |
| Other receivables | 3 | – | 3 |
| AFS investments: | | | |
| Quoted | 241 | – | 241 |
| Unquoted | 3 | – | 3 |
| Derivative assets | 44 | – | 44 |
| Refundable deposits | 2 | – | 2 |
| | 732 | 375 | 1,107 |
| Less unrecognized portion of trade receivable from sale of condominium units due to IAS 39 | 295 | 346 | 641 |
| | ₱437 | ₱29 | ₱466 |

For trade receivables from sale of condominium units, customers who have no history of delayed payment are classified as having a credit rating of "A" while customers who have history of delayed payment but is currently updated are given a credit rating of "B."

Trade receivables from leases are classified as having a credit rating of "A" when tenants pay within the discount period and "B" when tenants pay on or before due date.

The following table shows the aging analysis of financial assets of the Company:

| | 2009 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Past Due But Not Impaired | | | | | |
| | Neither Past Due nor Impaired | Less than 30 days | 31 to 60 Days | 61 to 90 Days | More than 90 Days | Impaired Financial Assets | Total |
| | *(Amounts in Millions)* | | | | | | |
| Cash and cash equivalents | ₱17,068 | ₱– | ₱– | ₱– | ₱– | ₱– | ₱17,068 |
| Trade receivables – | | | | | | | |
| Billed: | | | | | | | |
| Residential | 4,406 | – | 310 | 84 | 8 | 529 | 5,337 |
| Commercial | 4,675 | – | 602 | 206 | 498 | 1,007 | 6,988 |
| Industrial | 1,963 | – | 86 | 43 | 118 | 259 | 2,469 |
| Flat streetlights | 13 | – | 59 | 39 | 48 | 293 | 452 |
| Unbilled receivables | 5,537 | – | – | – | – | – | 5,537 |
| Trade receivables of subsidiaries | 1,398 | 211 | 50 | 37 | 63 | – | 1,759 |
| Other receivables | 598 | 2 | 4 | 3 | 233 | 234 | 1,074 |
| AFS investments: | | | | | | | |
| Quoted | 334 | – | – | – | – | – | 334 |
| Unquoted | 22 | – | – | – | – | – | 22 |
| Derivative assets | 183 | – | – | – | – | – | 183 |
| Refundable deposits | – | – | – | – | 13 | – | 13 |
| | 36,197 | 213 | 1,111 | 412 | 981 | 2,322 | 41,236 |
| Less unrecognized portion due to effect of discounting | 59 | 71 | 17 | 13 | 21 | – | 181 |
| | ₱36,138 | ₱142 | ₱1,094 | ₱399 | ₱960 | ₱2,322 | ₱41,055 |

**2008**

| | Neither Past Due nor Impaired | Past Due But Not Impaired: Less than 30 days | 31 to 60 Days | 61 to 90 Days | More than 90 Days | Impaired Financial Assets | Total |
|---|---|---|---|---|---|---|---|
| | *(Amounts in Millions)* | | | | | | |
| Cash and cash equivalents | ₱5,402 | ₱– | ₱– | ₱– | ₱– | ₱– | ₱5,402 |
| Trade receivables: | | | | | | | |
| Billed | | | | | | | |
| Residential | 4,492 | – | 344 | 84 | 85 | 774 | 5,779 |
| Commercial | 4,819 | – | 638 | 268 | 846 | 608 | 7,179 |
| Industrial | 2,962 | – | 123 | 35 | 104 | 267 | 3,491 |
| Flat streetlights | 9 | – | 78 | 44 | 12 | 278 | 421 |
| Unbilled receivables | 20,078 | – | – | – | – | – | 20,078 |
| Trade receivables of subsidiaries | 1,106 | 191 | 4 | 11 | 61 | – | 1,373 |
| Other receivables | 805 | 22 | 7 | 3 | 275 | 92 | 1,204 |
| AFS investments: | | | | | | | |
| Quoted | 329 | – | – | – | – | – | 329 |
| Unquoted | 74 | – | – | – | – | – | 74 |
| Derivative assets | 121 | – | – | – | – | – | 121 |
| Refundable deposits | – | 1 | – | – | 12 | – | 13 |
| | 40,197 | 214 | 1,194 | 445 | 1,395 | 2,019 | 45,464 |
| Less: Unrecognized portion due to effect of discounting | 19 | 6 | – | – | 2 | – | 27 |
| | ₱40,178 | ₱ 208 | ₱1,194 | ₱445 | ₱1,393 | ₱2,019 | ₱45,437 |

**2007**

| | Neither Past Due nor Impaired | Past Due But Not Impaired: Less than 30 days | 31 to 60 Days | 61 to 90 Days | More than 90 Days | Impaired Financial Assets | Total |
|---|---|---|---|---|---|---|---|
| | *(Amounts in Millions)* | | | | | | |
| Cash and cash equivalents | ₱4,876 | ₱– | ₱– | ₱– | ₱– | ₱– | ₱4,876 |
| Trade receivables: | | | | | | | |
| Billed: | | | | | | | |
| Residential | 5,357 | – | 357 | 129 | 1,428 | 317 | 7,588 |
| Commercial | 3,195 | – | 470 | 231 | 669 | 635 | 5,200 |
| Industrial | 2,299 | – | 154 | 49 | 267 | 161 | 2,930 |
| Flat streetlights | 11 | – | 4 | 3 | 33 | 9 | 60 |
| Unbilled receivables | 17,189 | – | – | – | – | – | 17,189 |
| Trade receivables of subsidiaries | 642 | 32 | 15 | 12 | 51 | – | 752 |
| Other receivables | 440 | – | 1 | 17 | 351 | 254 | 1,063 |
| AFS investments: | | | | | | | |
| Quoted | 330 | – | – | – | – | – | 330 |
| Unquoted | 74 | – | – | – | – | – | 74 |
| Derivative assets | 300 | – | – | – | – | – | 300 |
| Refundable deposits | 2 | – | – | – | 9 | – | 11 |
| | 34,715 | 32 | 1,001 | 441 | 2,808 | 1,376 | 40,373 |
| Less: Unrecognized portion due to effect of discounting | 641 | 13 | 2 | 2 | 8 | – | 666 |
| | ₱34,074 | ₱19 | ₱999 | ₱439 | ₱2,800 | ₱1,376 | ₱39,707 |

**Liquidity Risk**

Liquidity risk is the risk that the Company will be unable to meet its payment obligations when they fall due. The Company manages this risk through daily monitoring of cash flows in consideration of future payment due dates and daily collection amounts. The Company also ensures that there are sufficient, available and approved working capital lines that it can draw from at any time.

The Company maintains an adequate amount of cash and cash placements in the event of unforeseen interruption of its cash collections. The Company also maintains accounts with several relationship banks to avoid significant concentration of cash with one institution.

The following table sets out the maturity profile of the Company's financial liabilities based on the contractual undiscounted payments:

| | 2009 | | | | |
|---|---|---|---|---|---|
| | Less than 3 Months | 3–12 Months | 1–5 Years | More than 5 Years | Total |
| | *(Amounts in Millions)* | | | | |
| Notes payable* | ₱513 | ₱– | ₱– | ₱– | ₱513 |
| Trade accounts payables | 16,943 | – | – | – | 16,943 |
| Other payables | 6,473 | 25 | – | – | 6,498 |
| CERA I and II over-recoveries, including carrying charges | 946 | 37 | – | – | 983 |
| Derivative financial instruments: | | | | | |
| Parent Company | 24 | – | – | – | 24 |
| Rockwell | | | | | |
| Derivative payments | – | 111 | – | – | 111 |
| Derivative receipts | – | (111) | – | – | (111) |
| Interest-bearing loans and borrowings*: | | | | | |
| Floating rate borrowings: | | | | | |
| Parent Company | 53 | 1,065 | 4,486 | 3,668 | 9,272 |
| Rockwell | 51 | 301 | 482 | – | 834 |
| Fixed rate borrowings: | | | | | |
| Parent Company | 598 | 980 | 10,626 | – | 12,204 |
| Rockwell | 260 | 717 | 2,567 | – | 3,544 |
| Preferred stock | – | 923 | 325 | – | 1,248 |
| Liability arising from deferred pass-through fuel costs – current and non-current* | – | 433 | – | – | 433 |
| Meter deposits* | – | 1,372 | 1,289 | – | 2,661 |
| Customers' refund | 365 | 1,096 | 7,508 | – | 8,969 |
| Security deposits | 8 | 158 | 30 | – | 196 |
| Retention payable | 4 | 92 | 111 | – | 207 |
| Total undiscounted financial liabilities | ₱26,238 | ₱7,199 | ₱27,424 | ₱3,668 | ₱64,529 |

* *Principal plus interest payments*

| | 2008 | | | | |
|---|---|---|---|---|---|
| | **Less than 3 Months** | **3–12 Months** | **1–5 Years** | **More than 5 Years** | **Total** |
| | *(Amounts in Millions)* | | | | |
| Notes payable* | ₱– | ₱9,976 | ₱– | ₱– | ₱9,976 |
| Trade accounts payables | 9,293 | 543 | – | – | 9,836 |
| Other payables | 2,331 | 160 | 2,350 | – | 4,841 |
| CERA I and II over-recoveries, including carrying charges | 87 | 830 | 3,008 | – | 3,925 |
| Derivative financial instruments: | | | | | |
| Parent Company | 28 | – | – | – | 28 |
| Rockwell | | | | | |
| Derivative payments | 59 | 24 | 114 | – | 197 |
| Derivative receipts | (54) | (23) | (111) | – | (188) |
| Interest-bearing loans and borrowings*: | | | | | |
| Floating rate borrowings: | | | | | |
| Parent Company | – | 958 | 6,315 | – | 7,273 |
| Rockwell | 403 | 93 | – | – | 496 |
| Fixed rate borrowings: | | | | | |
| Parent Company | – | 996 | 6,448 | – | 7,444 |
| Rockwell | 43 | 267 | 2,359 | – | 2,669 |
| Preferred stock | – | 906 | 1,199 | – | 2,105 |
| Liability arising from deferred pass-through fuel costs – current and non-current* | 933 | 325 | – | – | 1,258 |
| Meter deposits* | 114 | 343 | 2,422 | – | 2,879 |
| Customers' refund | 726 | 7,754 | 2,905 | – | 11,385 |
| Security deposits | 197 | – | – | – | 197 |
| Retention payable | 12 | 76 | 31 | – | 119 |
| Total undiscounted financial liabilities | ₱14,172 | ₱23,228 | ₱27,040 | ₱– | ₱64,440 |

* *Principal plus interest payments*

| | 2007 | | | | |
|---|---|---|---|---|---|
| | Less than 3 Months | 3–12 Months | 1–5 Years | More than 5 Years | Total |
| | (Amounts in Millions) | | | | |
| Notes payable* | ₱5,034 | ₱5,834 | ₱– | ₱– | ₱10,868 |
| Trade accounts payables | 14,615 | – | – | – | 14,615 |
| Other payables | 2,896 | 33 | 1,461 | – | 4,390 |
| CERA I and II over-recoveries, including carrying charges | – | 3,092 | – | – | 3,092 |
| Derivative assets: | | | | | |
| Rockwell | | | | | |
| Derivative payments | 45 | 126 | 142 | – | 313 |
| Derivative receipts | (56) | (149) | (159) | – | (364) |
| Interest-bearing loans and borrowings*: | | | | | |
| Floating rate borrowings: | | | | | |
| Parent Company | – | 959 | 3,394 | 3,784 | 8,137 |
| Rockwell | – | 608 | 149 | – | 757 |
| Fixed rate borrowings: | | | | | |
| Parent Company | – | 1,015 | 3,610 | 3,805 | 8,430 |
| Rockwell | – | – | 1,000 | – | 1,000 |
| Preferred stock | – | 876 | 1,813 | – | 2,689 |
| Liability arising from deferred pass-through fuel costs – current and non-current* | 486 | 1,395 | 1,315 | – | 3,196 |
| Customers' refund | 726 | 5,054 | 8,646 | – | 14,426 |
| Security deposits | 82 | 29 | 53 | – | 164 |
| Retention payable | – | 1 | 161 | – | 162 |
| Total undiscounted financial liabilities | ₱23,828 | ₱18,873 | ₱21,585 | ₱7,589 | ₱71,875 |

* *Principal plus interest payments*

The maturity profile of bill deposits is not determinable since the timing of each refund is linked to the cessation of service which is not reasonably predictable. However, the Company estimates that a portion of bill deposits (including related interest), amounting to ₱687 million, will be refunded in 2010. This is shown as part of "Trade and other payables" account in the 2009 consolidated and parent company statement of financial position.

**Capital Management**

The primary objective of the Parent Company's capital management is to enhance shareholder value. It reviews its capital structure with the end view of achieving a competitive cost of capital and at the same time ensures that returns on, and of, capital are consistent with the levels approved by its regulators for its core distribution business.

The capital structure optimization plan is complemented by efforts to improve capital efficiency to increase yields on invested capital. This entails efforts to improve the efficiency of capital assets, working capital and non-core assets.

To do this, the Parent Company manages its level of long-term debt versus equity ratio, as well as its gearing, based on levels with comparable electric utilities.

The Parent Company monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Parent Company includes within net debt the interest-bearing loans and borrowings, preferred shares less cash and cash equivalents.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts In Millions, except Gearing Ratio)* | | |
| Interest-bearing loans and borrowings | ₱16,284 | ₱11,219 | ₱10,500 |
| Notes payable | 500 | 9,770 | 12,264 |
| Preferred shares | 960 | 1,798 | 2,278 |
| Cash and cash equivalents | (15,430) | (4,023) | (4,062) |
| Net debt (a) | 2,314 | 18,764 | 20,980 |
| Capital | 53,907 | 49,523 | 47,503 |
| Capital and net debt (b) | ₱56,221 | ₱68,287 | ₱68,483 |
| Gearing ratio (a/b) | 4% | 27% | 31% |

Rockwell monitors its capital adequacy using the debt-to-equity ratio, which is interest-bearing loans and borrowings divided by equity. Rockwell's policy is to limit the debt-to-equity ratio to 0.40x.

As of December 31, 2009, 2008 and 2007, Rockwell is required to maintain certain financial ratios as set forth in the Fixed Rate Corporate Notes Facility Agreement, including debt-to-equity ratio (see Note 20). The Agreement provides for a higher ratio than the internal limit set by Rockwell's management.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts In Millions, except Debt-to-equity Ratio)* | | |
| Interest-bearing loans and borrowings | ₱2,909 | ₱2,476 | ₱1,749 |
| Equity | 7,416 | 6,984 | 6,630 |
| Debt-to-equity ratio | 39% | 35% | 26% |

31. **FINANCIAL INSTRUMENTS**

**Fair Values**

Set out below is a comparison by category of carrying amounts and fair values of all of the Company's financial instruments that are carried in the consolidated statements of financial position:

| | Carrying Amount | | | Fair Value | | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009 | 2008 | 2007 |
| | *(Amounts in Millions)* | | | | | |
| **Financial Assets** | | | | | | |
| Cash and cash equivalents | ₱17,068 | ₱5,402 | ₱4,876 | ₱17,068 | ₱5,402 | ₱4,876 |
| Trade and other receivables – current and non-current: | | | | | | |
| Billed: | | | | | | |
| Residential | 4,808 | 5,005 | 7,271 | 4,808 | 5,005 | 7,271 |
| Commercial | 5,981 | 6,571 | 4,565 | 5,981 | 6,571 | 4,565 |
| Industrial | 2,210 | 3,224 | 2,769 | 2,211 | 3,224 | 2,769 |
| Flat streetlights | 159 | 143 | 51 | 158 | 143 | 51 |
| Unbilled | 5,537 | 20,078 | 17,189 | 5,537 | 20,078 | 17,189 |
| Trade receivables of subsidiaries | 1,813 | 1,488 | 801 | 1,813 | 1,488 | 801 |
| Other receivables | 840 | 1,112 | 809 | 840 | 1,112 | 809 |
| AFS investments | 356 | 403 | 404 | 356 | 403 | 404 |
| Derivative assets – current and non-current | 183 | 121 | 300 | 183 | 121 | 300 |
| Refundable deposits (included under "Other current assets" account) | 13 | 13 | 11 | 13 | 13 | 11 |
| | ₱38,968 | ₱43,560 | ₱39,046 | ₱38,968 | ₱43,560 | ₱39,046 |
| **Financial Liabilities** | | | | | | |
| Notes payable | ₱513 | ₱9,828 | ₱10,748 | ₱513 | ₱9,828 | ₱10,748 |
| Trade and other payables | 24,085 | 14,645 | 18,960 | 24,085 | 14,645 | 18,960 |
| CERA I and II over-recoveries, including carrying charges – current and non-current | 983 | 3,925 | 3,092 | 983 | 3,925 | 3,092 |
| Derivative liabilities – current and non-current | 28 | 49 | – | 28 | 49 | – |
| Interest-bearing loans and other borrowings*: | | | | | | |
| Floating rate borrowings | 7,636 | 6,054 | 6,821 | 8,054 | 6,349 | 7,351 |
| Fixed rate borrowings | 11,558 | 7,641 | 7,192 | 12,440 | 7,835 | 7,217 |
| Preferred stock | 960 | 1,798 | 2,278 | 960 | 1,798 | 2,278 |
| Liability arising from deferred pass-through fuel costs – current and non-current | 433 | 1,242 | 2,735 | 433 | 1,242 | 2,735 |
| Bill deposits – current and non-current | 24,459 | 22,181 | 20,041 | 24,459 | 22,181 | 20,041 |
| Meter deposits – current and non-current | 2,661 | 2,879 | 2,874 | 2,661 | 2,406 | 2,874 |
| Customers' refund – current and non-current | 9,147 | 10,605 | 12,770 | 9,147 | 10,464 | 8,716 |
| Deferred lease income – current and non-current | 72 | 68 | 62 | 72 | 68 | 62 |
| Security deposits – current and non-current | 196 | 197 | 164 | 196 | 197 | 151 |
| Retention payable – current and non-current | 208 | 119 | 162 | 186 | 98 | 150 |
| | ₱82,939 | ₱81,231 | ₱87,899 | ₱84,217 | ₱81,085 | ₱84,375 |

* *Carrying amounts are net of debt issuance costs.*

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

*Cash and Cash Equivalents, Trade and Other Receivables – Billed and Others, Refundable Deposits, Trade and Other Payables, Notes Payable and Liability Arising from Deferred Pass-Through Fuel Costs.* Due to the short-term nature of transactions, the fair values of these instruments approximate their carrying amounts as of reporting date. The value of "Trade and other payables" includes the value of bifurcated embedded currency forwards.

*Trade Receivables of Subsidiaries.* The fair values of trade and other receivables were calculated by discounting the expected future cash flows at prevailing credit adjusted PDEx interest rates ranging from 6.5% to 8.3% in 2009, 7.1% to 8.7% in 2008 and 6.4% to 8.2% in 2007.

*Bifurcated Foreign Currency Forward and Foreign Currency Forward (Rockwell).* The fair values of embedded currency forwards and freestanding currency forwards were calculated by reference to forward exchange market rates.

*Bifurcated Call Option.* The fair values of the embedded prepayment option were estimated based on prices derived using the binomial pricing methodology. The following inputs were used to determine the fair value of the bifurcated call option; contractual future cash flows, exercise price of ₱105, interest rate volatility of 26.29%, interest rate spot curves ranging from 6.28% to 8.12% in 2009 and 7.72% to 8.82% in 2008.

*AFS Investments.* The fair values were determined by reference to market bid quotes as of the reporting date. The unquoted equity securities were valued at cost.

*Interest-bearing Loans and Other Borrowings.* The fair values were computed by discounting the expected future cash flows using the prevailing credit adjusted LIBOR, PDST-F, CHF LIBOR and EURIBOR rates ranging from 4.68% to 7.30% in 2009, 1.75% to 8.135% in 2008 and 2.80% to 6.28% in 2007 and PDEx interest rate ranging from 6.5% to 8.4% in 2009, 6.5% to 7.7% in 2008 and 4.9% to 8.05% in 2007.

*Bill Deposits.* The fair values of bill deposits are not determinable since the timing of each refund is linked to the cessation of service which is not reasonably predictable. Bill deposits are presented at cost.

*Meter Deposits.* The fair values of meter deposits were computed by discounting the expected future cash flows using the prevailing credit adjusted PDST-F rates ranging from 4.81% to 5.12% in 2009 and 6.22% to 6.83% in 2008.

*Customers' Refund.* The fair values were computed by discounting the expected future cash flows using the prevailing credit adjusted PDST-F rates ranging from 6.28% to 8.13%in 2009, 7.75% to 8.44% in 2008 and 6.19% to 7.86% in 2007.

*Preferred Stock.* The fair values of preferred stock are not determinable since the timing of each redemption is not reasonably predictable. Preferred stock are presented at cost.

*Retention Payable and Security Deposits.* The fair values were calculated by discounting the expected future cash flows at prevailing credit adjusted PDEx interest rates ranging from 6.3% to7.4% in 2009, 6.4% to 7.5% in 2008 and 6.4% to 8.2% in 2007.

**Fair Value Hierarchy**

As at December 31, 2009, the Parent Company held the following financial instruments measured at fair value. The Parent Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

- Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities
- Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly
- Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data

| | | 2009 | |
|---|---|---|---|
| | Level 1 | Level 2 | Level 3 |
| | | *(Amounts in Millions)* | |
| **Assets measured at fair value** | | | |
| AFS investments (included in "Other non-current assets" account) | ₱– | ₱356 | ₱– |
| Derivative assets – current and non-current | – | 183 | – |
| **Liabilities measured at fair value** | | | |
| Derivative liability | – | (28) | – |

For the year ended December 31, 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

**Derivative Financial Instruments**

*Embedded Currency Forward.* The Parent Company has bifurcated embedded currency forwards noted in various purchases and service agreements denominated in US$, Euro and various other currencies. As of December 31, 2009, 2008 and 2007, these agreements represent only around 6%, 56% and 40% of the Parent Company's trade payables, respectively. As of December 31, 2009, 2008 and 2007, the US$-denominated agreements amounted to US$12 million (equivalent to ₱572 million), US$27 million (equivalent to ₱1,274 million) and US$37 million (equivalent to ₱1,534 million), respectively. As of December 31, 2009, 2008 and 2007, the Euro-denominated agreements amounted to EUR 4 million (equivalent to ₱259 million), EUR 8 million (equivalent to ₱519 million) and EUR 5 million (equivalent to ₱305 million), respectively. These are part of "Trade and other payables" account in the consolidated and parent company statements of financial position. Net fair value gain (loss) of these derivatives are (₱13 million), (₱9 million) and ₱83 million as of December 31, 2009, 2008 and 2007, respectively.

*Embedded Call Option.* As discussed in Note 20, the Parent Company has an embedded call option (prepayment option) in its ₱6,000 million 9% Tranche A Fixed rate corporate notes issued in December 2006. The Parent Company recognized separately at transaction date the fair value of the embedded call option on Tranche A Note amounting to ₱167 million. As of December 31, 2009, 2008 and 2007, the net fair value gain of this derivative amounted to ₱172 million, ₱102 million and ₱173 million, respectively.

The net movements in fair value changes of the Parent Company's derivative instruments as of December 31, 2009, 2008 and 2007 are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Balance at beginning of year | ₱93 | ₱256 | ₱190 |
| Net changes in fair value of derivatives not designated as accounting hedges | 72 | (123) | 143 |
| Fair value of settled instruments | (6) | (40) | (77) |
| Balance at end of year | ₱159 | ₱93 | ₱256 |

*Currency Forward (Rockwell).* Rockwell entered into deliverable currency forward contracts to hedge its foreign currency exposure arising from its US$-denominated receivables. As of December 31, 2009, 2008 and 2007, Rockwell has outstanding currency forward contracts to sell US$ with an aggregate notional amount of US$2.4 million, US$4.2 million and US$7.6 million, respectively, and weighted average contracted forward rate of ₱46.21 to US$1.00, ₱45.30 to US$1.00 and ₱47.96 to US$1.00, respectively. Outstanding derivatives will mature in 2009 until 2010. The net fair value gain (loss) on the outstanding currency forward contracts amounted to ₱10 million, (₱44 million) and ₱44 million as of December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, 2008 and 2007, Rockwell's outstanding currency forward contracts had a fair value loss of ₱4 million, ₱21 million and ₱44 million, respectively.

The net movements in fair value changes of Rockwell's derivative instruments as of December 31, 2009, 2008 and 2007 are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Balance at beginning of year | (₱21) | ₱44 | ₱15 |
| Net changes in fair value of derivatives not designated as accounting hedges | 10 | (44) | 44 |
| Fair value of settled instruments | 7 | (21) | (15) |
| Balance at end of year | (₱4) | (₱21) | ₱44 |

The fair value changes of the Company's derivative instruments as of December 31, 2009, 2008 and 2007 are presented as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| Derivative assets: | | | |
| Current portion *(see Note 17)* | ₱11 | ₱19 | ₱117 |
| Non-current portion *(see Note 13)* | 172 | 102 | 183 |
| Derivative liabilities: | | | |
| Current portion *(see Note 25)* | (28) | (35) | – |
| Non-current portion (included as part of "Other non-current liabilities" account) | – | (14) | – |
| | ₱155 | ₱72 | ₱300 |

32. **CATEGORIES OF FINANCIAL INSTRUMENTS**

The following tables set forth the categories of financial instruments of the Company as of December 31, 2009, 2008 and 2007:

| | 2009 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Loans and Receivables | Held to Maturity | Held for Trading | Assets Designated at FVPL | Derivatives | Available for Sale | Total |
| | *(Amounts in Millions)* | | | | | | |
| **ASSETS** | | | | | | | |
| Other non-current assets *(see Note 13)* | ₱54 | ₱– | ₱– | ₱– | ₱172 | ₱356 | ₱582 |
| Cash and cash equivalents *(see Note 14)* | 17,068 | – | – | – | – | – | 17,068 |
| Trade and other receivables – net *(see Note 15)* | 21,294 | – | – | – | – | – | 21,294 |
| Other current assets *(see Note 17)* | 13 | – | – | – | 11 | – | 24 |
| | ₱38,429 | ₱– | ₱– | ₱– | ₱183 | ₱356 | ₱38,968 |

| | 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Loans and Receivables | Held to Maturity | Held for Trading | Assets Designated at FVPL | Derivatives | Available for Sale | Total |
| | *(Amounts in Millions)* | | | | | | |
| **ASSETS** | | | | | | | |
| Other non-current assets *(see Note 13)* | ₱115 | ₱– | ₱– | ₱– | ₱102 | ₱403 | ₱620 |
| Cash and cash equivalents *(see Note 14)* | 5,402 | – | – | – | – | – | 5,402 |
| Trade and other receivables – net *(see Note 15)* | 37,506 | – | – | – | – | – | 37,506 |
| Other current assets *(see Note 17)* | 13 | – | – | – | 19 | – | 32 |
| | ₱43,036 | ₱– | ₱– | ₱– | ₱121 | ₱403 | ₱43,560 |

| | 2007 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Loans and Receivables | Held to Maturity | Held for Trading | Assets Designated at FVPL | Derivatives | Available for Sale | Total |
| | (Amounts in Millions) | | | | | | |
| **ASSETS** | | | | | | | |
| Other non-current assets *(see Note 13)* | ₱49 | ₱– | ₱– | ₱– | ₱183 | ₱404 | ₱636 |
| Cash and cash equivalents *(see Note 14)* | 4,876 | – | – | – | – | – | 4,876 |
| Trade and other receivables – net *(see Note 15)* | 33,406 | – | – | – | – | – | 33,406 |
| Other current assets *(see Note 17)* | 11 | – | – | – | 117 | – | 128 |
| | ₱38,342 | ₱– | ₱– | ₱– | ₱300 | ₱404 | ₱39,046 |

| | 2009 | | | |
|---|---|---|---|---|
| | Liabilities at FVPL | Derivatives | Other Liabilities | Total |
| | (Amounts in Millions) | | | |
| **LIABILITIES** | | | | |
| Interest-bearing loans and borrowings *(see Note 20)* | ₱– | ₱– | ₱20,154 | ₱20,154 |
| CERA I and II over-recoveries, including carrying charges *(Note 25)* | – | – | 983 | 983 |
| Bill deposits *(Note 21)* | – | – | 24,459 | 24,459 |
| Meter deposits *(Note 21)* | – | – | 2,661 | 2,661 |
| Customers' refund *(Note 23)* | – | – | 9,147 | 9,147 |
| Liability arising from deferred pass-through fuel costs *(see Note 25)* | – | – | 433 | 433 |
| Notes payable *(Note 24)* | – | – | 513 | 513 |
| Trade and other payables *(Note 25)* | – | – | 24,408 | 24,408 |
| Derivative liabilities *(Note 25)* | – | 28 | – | 28 |
| | ₱– | ₱28 | ₱82,758 | ₱82,786 |

| | 2008 | | | |
|---|---|---|---|---|
| | Liabilities at FVPL | Derivatives | Other Liabilities | Total |
| | (Amounts in Millions) | | | |
| **LIABILITIES** | | | | |
| Interest-bearing loans and borrowings *(see Note 20)* | ₱– | ₱– | ₱15,493 | ₱15,493 |
| CERA I and II over-recoveries, including carrying charges *(Note 25)* | – | – | 3,925 | 3,925 |
| Bill deposits *(Note 21)* | – | – | 22,181 | 22,181 |
| Meter deposits *(Note 21)* | – | – | 2,879 | 2,879 |
| Customers' refund *(Note 23)* | – | – | 10,605 | 10,605 |
| Liability arising from deferred pass-through fuel costs *(see Note 25)* | – | – | 1,242 | 1,242 |
| Other non-current liabilities | – | – | 171 | 171 |
| Notes payable *(Note 24)* | – | – | 9,828 | 9,828 |
| Trade and other payables *(Note 25)* | – | – | 14,858 | 14,858 |
| Derivative liabilities *(Note 25)* | – | 49 | – | 49 |
| | ₱– | ₱49 | ₱81,182 | ₱81,231 |

| | 2007 | | | |
|---|---|---|---|---|
| | Liabilities at FVPL | Derivatives | Other Liabilities | Total |
| | (Amounts in Millions) | | | |
| **LIABILITIES** | | | | |
| Interest-bearing loans and borrowings *(see Note 20)* | ₱– | ₱– | ₱16,291 | ₱16,291 |
| CERA I and II over-recoveries, including carrying charges *(Note 25)* | – | – | 3,092 | 3,092 |
| Bill deposits *(Note 21)* | – | – | 20,041 | 20,041 |
| Meter deposits *(Note 21)* | – | – | 2,874 | 2,874 |
| Customers' refund *(Note 23)* | – | – | 12,770 | 12,770 |
| Liability arising from deferred pass-through fuel costs *(see Note 25)* | – | – | 2,735 | 2,735 |
| Other non-current liabilities | – | – | 239 | 239 |
| Notes payable *(Note 24)* | – | – | 10,748 | 10,748 |
| Trade and other payables *(Note 25)* | – | – | 19,109 | 19,109 |
| Derivative liabilities *(Note 25)* | – | – | – | – |
| | ₱– | ₱– | ₱87,899 | ₱87,899 |

## 33. INCOME AND FRANCHISE TAXES

### a. Income Tax

Deferred tax as of December 31, 2009, 2008 and 2007 relates to the following:

| | Consolidated | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Millions) | | |
| Deferred tax liabilities: | | | |
| Revaluation increment in utility plant and others *(see Note 18)* | ₱8,318 | ₱8,490 | ₱8,695 |
| Depreciation method differential | 1,402 | 1,669 | 1,730 |
| Capitalized interest | 866 | 843 | 875 |
| Capitalized duties and taxes deducted in advance | 728 | 741 | 779 |
| Present value of customers' refund | 68 | 234 | 530 |
| Net book value of capitalized/realized foreign exchange losses | 109 | 133 | 161 |
| Change in fair value of investment properties | 645 | 537 | 547 |
| Excess of effective interest rate amortization over straight line amortization of debt issue costs | (1) | 6 | 1 |
| Others | 528 | 140 | 242 |
| | 12,663 | 12,793 | 13,560 |
| Deferred tax assets: | | | |
| Unfunded pension cost and unamortized past service cost | 3,637 | 4,310 | 4,877 |
| Provision for probable losses from refund *(see Note 22)* | 1,257 | 1,229 | – |
| Allowance for nonrecovery of receivables | 758 | 758 | – |
| Allowance for doubtful accounts | 648 | 602 | 415 |
| Provisions *(see Note 22)* | 991 | 494 | 419 |
| Employee share-based payment plan | – | 81 | 36 |
| Allowance for excess of cost over net realizable value | 19 | 26 | 54 |
| Others | 833 | 532 | 923 |
| | 8,143 | 8,032 | 6,724 |
| | ₱4,520 | ₱4,761 | ₱6,836 |

| | Parent Company | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | *(Amounts in Millions)* | | |
| Deferred tax liabilities: | | | |
| Revaluation increment in utility plant and others *(see Note 18)* | ₱8,117 | ₱8,204 | ₱8,380 |
| Depreciation method differential | 1,402 | 1,669 | 1,730 |
| Capitalized interest | 777 | 751 | 780 |
| Capitalized duties and taxes deducted in advance | 728 | 741 | 779 |
| Present value of customers' refund | 68 | 234 | 530 |
| Net book value of capitalized/realized foreign exchange losses | 109 | 133 | 161 |
| Change in fair value of investment properties | 42 | 53 | 60 |
| Excess of effective interest rate amortization over straight line amortization of debt issue costs | (1) | 6 | 1 |
| Others | 94 | 75 | 154 |
| | 11,336 | 11,866 | 12,575 |
| Deferred tax assets: | | | |
| Unfunded pension cost and unamortized past service cost | 3,406 | 4,289 | 4,860 |
| Provision for probable losses from refund *(see Note 22)* | 1,257 | 1,229 | – |
| Allowance for nonrecovery of receivables | 758 | 758 | – |
| Allowance for doubtful accounts | 643 | 598 | 412 |
| Provisions *(see Note 22)* | 991 | 494 | 419 |
| Employee share-based payment plan | 196 | 81 | 36 |
| Allowance for excess of cost over net realizable value | 18 | 23 | 54 |
| Others | 135 | 126 | 32 |
| | 7,404 | 7,598 | 5,813 |
| | ₱3,932 | ₱4,268 | ₱6,762 |

A reconciliation between the provision for (benefit from) income tax computed at statutory income tax rates of 30% in 2009 and 35% in 2008 and 2007, and the provision for (benefit from) income tax as shown in the consolidated statements of income is as follows:

| | **2009** | **2008** | **2007** |
|---|---|---|---|
| | *(Amounts in Millions)* | | |
| Income tax computed at statutory tax rate | ₱2,944 | ₱2,756 | ₱5,204 |
| Income tax effects of: | | | |
| Interest income subjected to a lower final tax rate | (113) | (105) | (113) |
| Non-deductible interest expense | 43 | 77 | 60 |
| Equity in net earnings of associates and a joint venture | (73) | (156) | (113) |
| Non-deductible expenses | 259 | 65 | 92 |
| Non-taxable income | (37) | (4) | (273) |
| Others | 22 | 448 | 251 |
| Provision for income tax | ₱3,045 | ₱3,081 | ₱5,108 |

b. **Franchise Tax**

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customer's bill and computed as a percentage of the sum of all charges, except taxes and the universal charge.

In an Order dated March 8, 2004, the ERC directed the Parent Company to modify the franchise tax component of the Parent Company's billings to customers to comply with Rule 7 of the IRR of RA No. 9136. The said IRR provides that a distribution utility shall pay franchise taxes only on its distribution wheeling and captive market supply revenues. At present, pending the promulgation of guidelines from the Department of Finance, the Parent Company is paying local franchise tax based on gross receipts, as provided for under the Local Government Code. The Parent Company's legal counsel believes that this is consistent with the aforesaid provision of the IRR, since open access and retail competition has not yet been declared.

In accordance with RA No. 9337, the Parent Company no longer collected the national franchise tax of 2% on electricity consumption starting November 1, 2005. The same law prescribes the collection of VAT on electricity generation, transmission, distribution, and supply. Implementation of the VAT on customers' bills is in accordance with ERC Resolution No. 20, Series of 2005 which prescribes the Guidelines Implementing the Recovery of VAT and Other Provisions of RA No. 9337 Affecting the Electric Power Industry.

**34. CONTINGENCIES**

a. **Contingent Assets**

*1. Advances for Pass-Through Costs*

As of December 31, 2009, the Parent Company has contingent assets related to pass-through costs amounting to ₱813 million, consisting of under-recoveries for Transmission Charge of ₱8 million, and for System Loss Charges of ₱805 million as discussed in Note 6(I)(b).

For system loss charges, the ERC also approved on November 23, 2005, the Guidelines for the Calculation of the Over or Under Recovery in the Implementation of the System Loss Rate by Distribution Utilities. Following this guideline, the Parent Company implemented the recovery of ₱284 million in unbilled system loss charges starting with the February 2006 billing month. The recovery is being implemented over a period of 17 months or until such time that the amount has been collected. However, in ERC's Decision dated June 4, 2008 on the ten consolidated generation cost under-recovery cases, the Parent Company was directed to file a new application for the recovery of the system loss adjustments after the ERC has confirmed and approved the average transmission rate to be used in computing the system loss adjustment (see Note 2II(a)).

*2. Overpayment in Income Taxes*

The Parent Company also has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,107 million as a result of SC's Decision ordering the Parent Company to refund ₱0.167 per kWh to affected customers in April 2003. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The BIR has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents. The BIR audit established that the refundable amount is ₱6,690 million but denied the same on grounds of prescription of claim, except the claim amount of ₱894 million for the year 2001 which was recognized by the BIR as having been filed on time. The BIR is refunding this amount to the Parent Company through the issuance of Tax Credit Certificate (TCC) proportionate to its actual refund to utility customers. Unissued TCCs as of December 31, 2009, 2008 and 2007 amounted to ₱577 million (see Note 13).

To avoid the setting in of prescription to file claim in the CTA, the Parent Company filed a Petition in the Court of Tax Appeals (CTA) assailing the denial by the BIR of its tax refund claim in the same amount of ₱7,107 million. The Parent Company amended the petition to reflect the refundable amount audited by BIR of ₱6,690 million less the ₱894 million granted by the BIR for the year 2001. The Solicitor General filed the answer for the BIR. The Petition is now in trial stage in which the Parent Company is presenting evidence in support of its claim for tax refund.

On February 3, 2006, the Parent Company filed a letter-request with the BIR seeking a ruling or confirmation that the refund of rollback rates by the Parent Company to its customers as a consequence of the decision of the SC, is deductible from gross income as an ordinary and necessary business expenses under Section 34(A) (1) of the National Internal Revenue Code (NIRC) of 1997. In the event that the ruling is favorable to the Parent Company, it will perforce withdraw the petition filed with the CTA corresponding to the amounts that will be allowed as a business expense deduction.

**b. Contingent Liabilities**

*1. Real Property Tax Assessments*

The Parent Company is being assessed by seven (7) local governments units (LGUs) for real property taxes on certain properties of the Parent Company such as its electric poles, wires, insulators, and transformers.

Of the seven (7) LGUs, only one has secured a favorable decision from the CA, in which the appellate court directed the LGU concerned to make a new assessment of the subject properties and collect the tax liabilities in accordance with the Local Government Code of 1991. In other words, no specific amount of real property tax liability of the Parent Company has been determined by the court. This decision is not yet final as it is the subject of pending petition for review with the SC. The other cases are still pending before the court, administrative bodies, or government offices concerned. An adverse decision on any of these cases may result in tax assessments by all LGUs within the franchise areas of the Parent Company. To date, there are 114 cities and municipalities under the Parent Company's franchise.

To address the possible liabilities for realty taxes, the Parent Company filed on December 23, 2004 an application with the ERC for a mechanism to recover all types of tax assessments by LGUs, excluding the local franchise tax. The first and only hearing on the application was conducted on May 23, 2005. This application was, however, overtaken by the issuance by the ERC of the Final Determination of the Parent Company's application for the approval of the annual revenue requirements under ERC Case No. 2006-045, where the ERC has removed, as part of the forecast operating and maintenance expenditures, the provision for real property taxes currently being challenged in court by the Parent Company, considering that "uncertainty exists around whether expenditure will occur at all." According to the ERC, "Article XI of the Rules for the setting of the Distribution Wheeling Rates allows for a tax event pass-through. However, in terms of the definition of Relevant Tax Events covered under this Article, most of the expenses covered under license fees, levies, duties and other taxes would not qualify. The ERC recognizes that uncertainty exists with regard to the current taxes discussed above, and that new taxes or levies could potentially arise that are not currently foreseen. It is therefore prepared to consider amending Article XI, after following due process, if material unforeseen expenses in this regard arise – including those currently recommended for exclusion."

On December 8, 2008, the ERC promulgated Resolution No. 20, Series of 2008, entitled "Resolution Modifying the Rules for Setting Distribution Wheeling Rates for Privately Owned Distribution Utilities Entering Performance Based Regulation (RDWR)." In the modified RDWR, the ERC has re-defined the term "Relevant Tax" to include any tax levied or imposed by the National Government or a Local Government, or any agency, department or instrumentality or other authority of the National Government or a Local Government, except those specified therein. Thus, real property taxes are now included in the definition of "Relevant Tax." Pursuant to the modified RDWR, a change in a Relevant Tax or the way in which a Relevant Tax is calculated, or the removal or imposition of a Relevant Tax, which results in a Regulated Entity incurring materially higher or lower costs than it would have incurred but for that event in the distribution of electricity, where the change in the relevant costs exceeds 1% of the total forecast operating and maintenance expenditure of the Regulated Entity, shall qualify as a Tax Change Event, which allows the pass-through of the Relevant Tax incurred by the Regulated Entity.

Management believes that any impact of an adverse decision from these cases will be mitigated by the filing of the Parent Company of the appropriate application with the ERC, for the recovery of these costs under the recovery mechanisms approved by the ERC.

2. *Local Franchise Tax Assessment*

The Parent Company was assessed by certain local governments for local franchise tax. In the opinion of the Parent Company's management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments.

3. *Income Tax Assessment*

The SC's Decision ordering the Parent Company to refund ₱0.167 per kWh to affected customers became final in April 2003 has resulted in overpayment of income taxes estimated at that time at ₱8,900 million. The Parent Company exercised its option to amend its income tax return for the year 1999, which was then pending for audit by the BIR, to reflect an overpayment of income tax for that year in the sum of ₱977 million. The ₱977 million was carried over and credited to income tax liabilities in 2002, since the books of accounts of the Parent Company for the years 2000 and 2001 have already been audited by the BIR and their corresponding returns cannot be amended.

On March 16, 2007, the Parent Company received from the BIR-Large Taxpayers Division a Preliminary Assessment Notice dated January 2, 2007 disallowing the carryover and crediting of overpaid income tax of ₱977 million for the year 1999 to the year 2002. The BIR's preliminary notice of assessment shows the amount of ₱2,208 million including surcharge and interests.

BIR has explained that it is disallowing the carryover on the ground that the crediting of the 1999 overpayment of income tax was done beyond the two-year prescriptive period to ask for tax refund and that such carryover of tax credit can only be applied in the immediately succeeding year.

In February 2010, the Parent Company has already cleared this assessment with the BIR.

4. *NPC Settlement Agreement*

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to the ERC for approval Transition Supply Contracts (TSC) with distribution utilities before the year-end of 2001. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly billing adjustment based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the billing adjustment and also served notice that it is exercising its right to terminate as provided in the CSE. The Parent Company and NPC signed a TSC on November 16, 2006 (see Note 35(a)).

The disputed amount pertains to the difference between the cost of the contracted capacity and energy and the cost of the actual capacity and energy off-take from NPC. In October 2004, such disputed amount was allegedly estimated by NPC to accumulate to ₱42,000 million for the last three years of the CSE's term (from January 2002 to December 2004). In the Settlement Agreement described below, in the event that the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the billing adjustments may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills nor did it set up a corresponding receivable from its customers.

Meanwhile, on March 24, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱9,787 million for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and delay in the commissioning of QPPL's power plant.

Following a mediation process undertaken between March to June 2003, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,515 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003 plus the quantity it intended to buy until December 31, 2004 with the IPPs being dispatched at contract levels. This amount is subject to adjustment from the date of signing based on the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly-connected customers located in the Parent Company's existing franchise areas, totaling ₱7,465 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed with the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs, thereby ensuring the dispatch of the Parent Company's IPPs to their respective MEQ levels up to midnight of December 31, 2004.

Through Motions filed on March 18 and 22, 2004 and granted by the ERC, the Parent Company and NPC, respectively, withdrew their separate applications for approval of the Settlement Agreement and re-filed it, along with the Amendatory Dispatch Agreement, through a joint petition on April 15, 2004.

In a joint compliance to the ERC dated January 20, 2006, the Parent Company and the NPC showed that since the Parent Company's actual off-take from NPC from the date of the signing and for the rest of 2003 and 2004 had been higher than the baseline quantities indicated in the Settlement Agreement, the net settlement amount payable to NPC and for collection from customers once approved by the ERC has been reduced from ₱20,050 million to ₱14,320 million. Since this amount forms part of the Parent Company's generation costs, it will be recognized as liability by the Parent Company only if the ERC or the Court, as the case may be, finally approves the Settlement Agreement and allows the pass-through of the said amount to the customers.

As of July 10, 2006, hearings on the joint application had already been completed and the case is still pending resolution by the ERC.

On April 17, 2008, NASECORE wrote to the Office of the Solicitor General (OSG) asking them to intervene in the case. In reaction thereto, on 8 May 2008, the OSG filed a Motion for Leave to Intervene with Motion to Admit Attached Opposition to the Joint Application and Settlement Agreement between NPC and the Parent Company.

The Parent Company filed a Manifestation and Motion to Suspend Proceedings dated June 3, 2008 and Comment *Ad Cautelam* dated June 12, 2008 in reply thereto. In the said Manifestation and Motion to Suspend Proceedings, the Parent Company informed the ERC of the need to suspend this case in order to allow the Parent Company to obtain a ruling from the regular court on the civil and corporate law issues, before the ERC resolves the joint application on the merits. These issues are:

i. Whether or not the Settlement Agreement, being a compromise of reciprocal claims between the Parent Company and NPC, should have been submitted to the OSG for approval;

ii. Whether or not the NPC Board had authority to compromise the NPC claim mentioned in the Settlement Agreement between NPC and the Parent Company; and

iii. Whether or not the Settlement Agreement between NPC and the Parent Company is grossly prejudicial to the government.

In a September 14, 2009 Order, the ERC granted the Parent Company's petition for the suspension of proceedings on the joint petition of the NPC and the Parent Company for the approval of an SA. The SA resolved a dispute related to the 10-Year CSE between the Parent Company and NPC from January 1995 to December 2004. Under the SA, the Parent Company will pay NPC a net settlement amount of ₱14,320 million, which would be settled with NPC based on pre-agreed terms of payment. The SA shall take effect upon approval by the ERC.

The ERC Order dated September 14, 2009 stemmed from a May 8, 2008 motion filed by the OSG, which challenged the validity of the SA. On June 3, 2008, the Parent Company filed a motion for the ERC to suspend proceedings in order to allow the Parent Company to obtain a ruling from the regular court on the civil and corporate law issues arising from the OSG's motion. The ERC agreed with the Parent Company that the OSG's issues are not within the jurisdiction of the ERC and should be litigated before the regular courts. Accordingly, the ERC ordered that "the 'Joint Application' filed by NPC and the Parent Company be temporarily archived until further notice".

On November 23, 2009, the Parent Company filed a Petition for Declaratory Relief with the RTC of Pasig City ("RTC Pasig") against NPC, Power Sector Assets and Liabilities Management Corporation (PSALM) and the Republic of the Philippines as represented by the OSG. The case is docketed as SCA Case No. 3392. The petition seeks a declaration that the SA, independent of the pass-through provision which is reserved for approval by the ERC, is valid and binding. In an Order dated December 2, 2009, the RTC Pasig gave due course to the Petition and required the respondents to file their comments thereto. The Parent Company is awaiting the respective comments of PSALM, NPC and the OSG on the Petition as the parties filed motions for extension.

In the event that the SA is disapproved, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration. In such a case, the Parent Company will continue to dispute any liability to NPC arising from the CSE, including the amount subject of the SA. On the other hand, in the event that the Settlement Agreement is approved, the Parent Company will recognize the liability to NPC with the corresponding receivable from customers.

5. *Deferred PPA*

On October 14, 2009, the ERC released its findings on the Parent Company's implementation of the collection of certain pass-through cost under-recoveries previously approved by the ERC. These amounts pertain to collections of the Deferred PPA, transmission line costs related to QPPL and Deferred Accounting Adjustments (DAA) incurred in 2004. According to the ERC's findings, the Parent Company over-recovered in its collection of the above items by ₱268 million. The Parent Company was directed to return the said amount to customers, along with ₱184 million in carrying charges, via a rate of ₱0.0169 per kWh beginning the next billing cycle after receipt of the ERC's ruling until the amount is fully refunded. The Parent Company is studying the ERC's findings for possible appeal.

6. *COA Audit*

In an SC Decision dated December 6, 2006 in G.R. Nos. 166769 and G.R. No. 166818 on the Parent Company's Unbundling case, the SC ruled that a COA audit was not a prerequisite for the determination of a utility's rates. However, while the SC affirmed the ERC's authority in rate-fixing, the SC also recognized the potential social impact of the matter. Thus, the SC directed the ERC to request the COA to undertake a complete audit of the books, records and accounts of the Parent Company. On January 15, 2007, in compliance with the SC directive, the ERC engaged the COA to conduct an audit covering test period calendar years 2004 and 2007 in accordance with the SC Decision dated December 6, 2006.

The COA audit, which began in September 2008, was completed in August 2009.

On February 17, 2010, the Parent Company received an order from the ERC under ERC Case No. 2001-900 RC, entitled "In the Matter of the Application for the Approval of the Unbundled Rates pursuant to the Provision of the Application for the Approval of the Unbundled Rates pursuant to the Provision of RA No. 9136, Manila Electric Company (Meralco), Applicant," directing all intervenors in the case to submit within fifteen (15) days from receipt of their respective comments on the COA's "Report No. 2009-01 Rate Audit Unbundled Charges" of the Parent Company for Calendar Years 2004 and 2007.

7. *Provision for Probable Refund*

The Parent Company provides for probable refund in relation to its transmission charge over-recoveries.

An additional provision for probable refund of the transmission cost over-recoveries in 2009 of ₱3,333 million was recognized and presented as part of "Provision for probable refund" account in the 2009 consolidated statement of income. The accumulated transmission charge over-recoveries decreased from ₱4,098 million in December 2008 to ₱2,514 million as of December 31, 2009.

8. *Other Claims*

The Parent Company is likewise contingently liable for lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual total liability from these lawsuits or claims, if any, will not have a material effect on the financial information.

Related provisions amounted to ₱3,351 million, ₱318 million and ₱400 million in 2009, 2008 and 2007, respectively, while reversal of provisions amounted to ₱728 million in 2007 (see Note 22).

9. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside legal counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

## 35. SIGNIFICANT CONTRACTS AND COMMITMENTS

Significant contracts and commitments include:

**a. NPC**

On November 16, 2006, NPC and the Parent Company signed a TSC which shall expire at the end of five (5) years from effectivity date or, if open access is introduced within this 5-year period, at the end of one (1) year from the introduction of open access. The schedule of Contracted Energy in gigawatt hours is 6,646 in 2007, 6,604 in 2008, 6,646 in 2009, 6,646 in 2010, and 6,646 in 2011 with the contract energy charge computed based on NPC's time-of-use (TOU) generation rate as approved by the ERC, plus adjustment in the NPC's tariff such as, but not limited to, DAA and the Incremental Currency Exchange Rate Adjustment (ICERA), the RA No. 9136 Mandatory Rate Reduction Adjustment, and an adjustment to reflect the incremental increase or decrease in the actual transmission line cost (charged in the WESM line rental cost) from the transmission line cost embedded in the ERC-approved TOU rate. Pursuant to the TSC, the Parent Company shall submit to NPC its month-ahead nomination of 720 hourly energy quantities in kilowatt hours but the commitment to buy shall be based on day-ahead nomination of 24-hourly energy quantities in kilowatt hours.

Among the salient features of the TSC are the following: (1) NPC will not impose any form of security deposit on the Parent Company; (2) the Parent Company can increase its monthly contracted energy if the increase is due to the non-availment by the Parent Company's customers of the One Day Power Sales and/or Customer Choice Program (CCP); (3) the Parent Company can reduce its monthly contracted energy if this is due to the transfer by the Parent Company's customer to NPC or to any other supplier during the advent of open access, or due to termination of electric service to or closure of a commercial or industrial customer of the Parent Company; (4) NPC may assign or transfer part or all of its rights and obligations to any entity after providing a written notice to the Parent Company at least 30 days prior to such assignment; (5) the Parent Company may assign, sell or transfer a part of or all its Contract Energy after the Parent Company has obtained prior clearance from TransCo and the Parent Company has submitted necessary proof that the buyer, assignee or transferee has no outstanding obligation to NPC; (6) the Parent Company may source power from NPC in excess of the Contract Energy by a quantity equivalent to not more than twenty percent (20%) of the Contract Energy subject to additional premium charge of twenty percent (20%) of TOU rates; and (7) upon request of the Parent Company within twenty four (24) hours from occurrence of shutdown or inability of any or all of the Parent Company's IPPs, NPC shall provide replacement power to the Parent Company priced at true cost of generating such replacement power plus ten percent (10%), in addition to all applicable ERC-approved charges and fees.

The Parent Company's energy off-take in excess of the TSC quantities shall be deemed to be taken from the WESM.

On July 20, 2007, the Parent Company and NPC signed an Addendum to the TSC, which increased the annual and monthly contract energy as specified in Annex 1 of the TSC, to address the load growth requirements of the Parent Company, and at the same time clarified section 5.6 of the TSC to mean the NPC may assign its TSC with the Parent Company or any portion of the contract energy, provided that if the Parent Company is prevented by any law, contract or competent authority to have a contractual relation with an assignee or successor generating company, no assignment of the TSC shall be made to such assignee. Accordingly, the schedule of Contracted Energy in gigawatt hours was increased to 7,156 in 2007, 7,624 in 2008, 7,666 in 2009, 7,666 in 2010, and 7,666 in 2011. On October 1, 2007, the Parent Company and NPC filed a Joint Motion for the approval of the Addendum. The joint motion is now submitted for the decision of the ERC.

In a Decision dated November 10, 2008 issued by the ERC, in connection with the Petition filed by the BTRCP-DTI against the Company (ERC Case No. 2008-016 RC), the ERC directed the Parent Company to negotiate and contract with NPC for an increase in the TSC contracted volume for it to match its updated demand forecast less the quantities under its IPP contracts. NPC and the Parent Company are currently in discussions to address the directive of the ERC.

On August 16, 2006, prior to the signing of the TSC, the Parent Company also signed an MOA with NPC for the implementation of the CCP for Large Industrial and Commercial Customers with an average peak demand of at least 1 MW for the preceding twelve (12) months, wherein the latter may avail of the TOU generation rates of NPC.

A joint application for the approval of the said MOA was filed by the Parent Company and NPC with the ERC on September 27, 2006. On November 17, 2006, the ERC provisionally approved the joint application enabling the Parent Company to implement the CCP. In relation to this, an application for the Approval of Rate Schedules for the CCP was filed by the Parent Company with the ERC on December 21, 2006. Said application sought to recover incremental charges that would be incurred by the Parent Company as a result of the implementation of the CCP. On March 14, 2007, a provisional authority was issued by the ERC, authorizing the imposition of the said incremental charges.

On March 8, 2007, the Parent Company and NPC filed a Second Joint Supplemental Motion with Manifestation aimed at lowering the threshold of the CCP to 750 kW, to enable more customers to avail of NPC's TOU rates. The ERC has yet to resolve the said motion.

In the meantime, upon mutual agreement by both the Parent Company and NPC, the term of the CCP was extended until otherwise directed by the ERC or when any of the grounds for the termination of the CCP MOA exist.

The Parent Company also executed an MOA with the NPC on September 17, 2007 for the provision of special ecozone rates to high load factor Philippine Economic Zone Authority (PEZA) -accredited industries. On September 21, 2007, the ERC gave clearance to the Parent Company to immediately proceed with the implementation of the said MOA.

In the course of the implementation of the ecozone MOA, the Parent Company and NPC agreed on an additional contract volume of 90 GWh for contract year 2008 and 296 GWh for contract year 2009, to accommodate additional ecozone customer consumption.

Total purchased power from NPC amounted to ₱42,779 million, ₱49,406 million and ₱54,998 million for the years ended December 31, 2009, 2008 and 2007, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

**b. TransCo/National Grid Corporation of the Philippines (NGCP)**

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo for the years ended December 31, 2009, 2008 and 2007 amounted to ₱23,812 million, ₱25,009 million and ₱28,449 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

Beginning January 15, 2009, the NGCP assumed TransCo's operations from the government via a concession agreement and a franchise granted by Congress through RA No. 9511.

*Purchase of Subtransmission Assets (STAs)*

On June 30, 2008, the ERC approved the sale of various STAs of National Transmission Corporation to the Parent Company as covered by a Contract to Sell for ₱188 million, which was fully paid on September 2008.

The Parent Company began billing customers connected to the STAs from August 26, 2009 to September 25, 2009.

With respect to metering arrangement, NGCP will continue to be the meter service provider until NGCP is able to install its totalizing meters at the new delivery points. Thereon, it will be the Parent Company's obligation and responsibility to meter the customers. However, even if the Parent Company has the technical capability to meter all these customers, it can assume the metering function from NGCP for the customers with Electric Service Contract only upon securing a WESM Metering Provider License from the ERC.

A Memorandum of Agreement (MOA) which will cover in detail the protocol between the Parent Company, the NGCP, the Suppliers (NPC and Team Energy) and PEMC with regard to the foregoing arrangements is being finalized.

c. **FGPC and FGP Corp.**

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with IPPs, FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

In compliance with Section 33 of EPIRA, which mandates distribution utilities to mitigate their potential stranded costs by making "reasonable best efforts" to reduce the costs of their existing contracts with IPPs, the Parent Company took the steps in renegotiating its contracts with QPPL, FGPC, and FGP Corp. To make the contract review process transparent and ensure that the renegotiations were done at arm's-length, the Parent Company's BOD created a three-man Independent Review Committee then composed of Messrs. Margarito Teves, Carlos Dominguez and Emilio Vicens.

On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity factor level. The signed Amendment was submitted to the ERC for approval on March 12, 2004. After the conduct of public hearings, the ERC approved the Amendment on May 31, 2006.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

The total purchased power from both FGPC and FGP Corp. amounted to ₱48,519 million, ₱55,283 million and ₱44,976 million for the years ended December 31, 2009, 2008 and 2007, respectively.

**d. QPPL**

The Parent Company entered into a PPA with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended PPA, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The PPA shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a TLA with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the PPA. The changes to the PPA primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the PPA, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. These negotiations led to the filing of an application for approval of the amendment to the PPA (Amendment No. 3) at the ERC. However, due to certain concerns raised by the ERC, this petition was withdrawn by the Parent Company on March 4, 2003. Thus, the amendment No. 3 to the PPA did not take effect.

On February 21, 2008, the Parent Company and QPPL amended their TLA to conform its terms to those already approved by the ERC. Based on the amendment, the Parent Company and QPPL acknowledged and confirmed that all claims that each may have against the other are resolved as of the date of the amendment. Accordingly, the Parent Company derecognized its liability to QPPL pertaining to the disallowed transmission line fee amounting to ₱839 million and is shown as part of "Recovery of probable losses on disallowed receivables" account in the 2007 consolidated statement of income.

On the same date, the Parent Company and QPPL also signed a side letter agreement to the PPA relating to excess generation arrangements. This side letter agreement sets out an arrangement that allows the Parent Company to dispatch the plant and increase QPPL's revenues based on sales of excess generation output at the discounted per kWh tariff for such generation. The Parent Company agreed to a base generation and a Target Excess Generation (TEG) of the plant from 2008 to 2017 (each a "Guarantee Year"). The TEG is equal to 74 million kWh per annum. The Parent Company will pay for each kWh of excess generation during the Guarantee Years in accordance with the existing terms of the PPA relating to excess generation. If the TEG is not reached in a Guarantee Year, the Parent Company will pay QPPL an amount (an "Advance Payment") reflecting the difference in the TEG and actual excess generation (AEG).

If the AEG is greater than or equal to the TEG for an Annual Period, the Parent Company shall not be obligated to pay any Advance Payment to QPPL for that Annual Period. Also, the Parent Company will receive one kWh credit for each kWh by which the AEG exceeds the TEG. At the Parent Company's option, the kWh credit may be added to the computation of the AEG in a subsequent Annual Period.

During the Annual Periods ending 2018 to 2025, QPPL will repay the aggregate Advance Payments of the Parent Company in eight approximately equal annual installments without interest.

The total power purchased from QPPL amounted to ₱15,477 million, ₱14,072 million and ₱12,813 million for the years ended December 31, 2009, 2008 and 2007, respectively.

e. **Masinloc Power Partners Co. Ltd. (MPPC), Aboitiz Power Renewable, Inc. (APRI), and Therma Luzon Inc. (THERMA), San Miguel Energy Corporation (SMEC), and Sem-Calaca Power Corporation (SCPC).**

The supply of energy to MPPC is covered by the TSC between the Parent Company and NPC, which provides for the full or partial assignment of the TSC contract energy volume to the new owners of the NPC generating assets. Upon the privatization of the Masinloc Coal-fired Power Plant and take-over of the assets by MPPC in 2008, the NPC assigned 14.89% of the contracted TSC energy volume to MPPC. Thereafter, the payment for the TSC volume assigned to MPPC is being made directly to MPPC by the Parent Company.

Likewise, the NPC assigned 9.63% of the contracted TSC energy volume to APRI, when the NPC's Tiwi-Makban geothermal power plants were privatized and APRI took over the assets in early 2009.

In the re-bidding for the 600-MW coal-fired Calaca power plant on July 8, 2009, DMCI Holdings won it, and formed the new company SCPC to operate and maintain the plant.

During the bidding conducted by PSALM on August 28, 2009 for the administration of NPC's IPP contracts, SMEC won the contract for the 1,000-MW Sual coal-fired power plant in Pangasinan.

NPC assigned 22.04% of the Parent Company's TSC volume to THERMA, 5.253% to SMEC, and 7.34% to SCPC.

While PSALM has already assigned a portion of the TSC volume to these third parties, these are still within the provisions of the TSC. The only difference is that invoicing and payment (including VAT and other taxes as applicable) are directly to the third parties. But the Parent Company has no separate contract with MPPC, APRI, THERMA, SMEC and SCPC.

The first payment for TSC energy made directly by the Parent Company to THERMA was for the supply month of October 2009, while that to SMEC was for the supply month of November 2009, and to SCPC, for December 2009.

f. **Montalban Methane Power Corporation (MMPC)**

On April 3, 2009, the Parent Company signed a Contract for the Sale of Electricity (CSE) with MMPC. MMPC's power plant is a renewable energy generation facility located in the Municipality of Rodriguez (formerly Montalban), Rizal, which utilizes the landfill gas extracted from Montalban's sanitary landfill. The plant has an installed capacity of eight (8) megawatts (MW) while its designed capacity is 11 MW.

MMPC was granted a Certificate of Compliance by the ERC on February 9, 2009.

The contract is for a period of two years, extendible by mutual agreement of the parties. Energy is sold on a "take and pay" basis. Thus, there is no minimum energy volume that the Parent Company is obligated to purchase. Pricing of the energy is on an hourly basis, using the ERC-approved TOU rates of the NPC. MMPC's TOU rates consist only of NPC's basic TOU rates plus ₱0.01 per kWh for the Franchise and Benefits to Host Communities (FBHC) charge. Among the price advantages of MMPC are the following:

i. The GRAM and ICERA components of NPC's rates do not form part of MMPC's TOU rates.

ii. Being located within the Parent Company franchise area, the energy deliveries from MMPC's plant are exempt from the Power Delivery Service charge billed by the NGCP.

iii. In accordance with RA No. 9513, "An Act of Promoting the Development, Utilization and Commercialization of Renewable Energy Sources and For Other Purposes", the energy purchased by the Parent Company from the plant is classified as zero-VAT rated sales.

On May 13, 2009, the Parent Company filed an application for approval of such CSE with the ERC, with prayer for provisional authority. On June 1, 2009, the ERC provisionally approved the CSE, subject to the following conditions: (1) any subsequent amendments to the CSE, including the imposition of Capacity Recovery Fee, shall first be filed with the ERC for approval and the implementation of which shall be prospective, and (2) in the event that the rates provisionally approved are found to be higher than the final rates, the amount corresponding to the excess shall be refunded by the Parent Company to its customers.

MMPC started delivering electricity to the Parent Company on June 11, 2009.

The hearings on the CSE have been completed and the CSE is pending final approval by the ERC.

g. **Acquisition of Carmelray Industrial Park's existing Distribution System and concession agreement to provide electricity to the park**

On March 6, 2009, the Parent Company submitted to PEZA an application to register as a power utilities-enterprise to provide electric service within the Carmelray Industrial Park 2 (CIP2) in Calamba, Laguna.

On March 26, 2009, a Memorandum of Agreement executed among Carmelray-JTCI Corporation (CJC) and the Parent Company was executed. The latter agreed to take over the 13.8-kV distribution line facilities and switching stations of CIP2 in order to ensure adequate supply of electricity to the park and its locators for a period of nineteen (19) years from the effective date until June 28, 2028.

On April 7, 2009, the Parent Company was advised by PEZA that it had no objection to the integration of CIP2 into the Parent Company's distribution system. Thus, on April 11, 2009, the Parent Company took over the electric distribution system of CIP2 from CIP Power Corporation, the ecozone's previous electric service provider. Soon after, the PEZA Board during its meeting on April 17, 2009 approved the Parent Company's application to register as a PEZA-registered utilities enterprise subject to certain conditions.

Details of the purchased power are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | *(Amounts in Millions)* | |
| FGPC and FGP Corp. | ₱48,519 | ₱55,283 | ₱44,976 |
| NPC/PSALM | 42,779 | 49,406 | 54,998 |
| TransCo | 23,811 | 25,009 | 28,449 |
| QPPL | 15,477 | 14,072 | 12,813 |
| WESM (PEMC) | 11,284 | 13,083 | 31,578 |
| Duracom and others | 19 | 19 | 23 |
| AP Renewables | 1,645 | – | – |
| Therma Luzon | 1,700 | – | – |
| SMEC | 233 | – | – |
| SEM | 192 | – | – |
| MPPC | 5,258 | – | – |
| MMPC | 11 | – | – |
| | ₱150,928 | ₱156,872 | ₱172,837 |

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, are estimated as follows:

| Year | Minimum Energy Quantity (MEQ) | Equivalent Amount |
|---|---|---|
| | *(In Million Kilowatt Hours)* | *(Amounts in Millions)* |
| 2010 | 14,295 | ₱63,574 |
| 2011 | 14,295 | 62,236 |
| 2012 | 14,325 | 72,258 |
| 2013 | 14,295 | 79,019 |
| 2014 | 14,295 | 83,124 |
| 2015 | 14,295 | 89,994 |

**h. Operating Lease Commitments**

*As Lessor*

Rockwell has entered into commercial property leases on its investment property portfolio. These non-cancellable leases have remaining terms of between 2 and 10 years. All leases include a clause to enable upward revision of the rental charge on an annual basis according to prevailing market conditions. Future minimum lease revenues are as follows:

| | Amount |
|---|---|
| | *(In Millions)* |
| 2009 | ₱207 |
| 2010 | 57 |
| 2011 | 17 |
| 2012 and after | 2 |
| | ₱283 |

*Capital Commitments*

(1) Rockwell entered into a contract with DATEM Incorporated in April 2008 for the superstructure works of the "One Rockwell" project. The contract amounted to a fixed fee of ₱2,500 million, inclusive of all pertinent local and national taxes, overhead and cost of labor and materials and all cost necessary for the proper execution of the works. Superstructure works commenced in December 2008 and is currently ongoing. As of December 31, 2009, ₱1,200 million has been incurred and was already paid.

(2) Rockwell entered into contract covering superstructure works related to the Meralco BPO project with Hilmarc's Construction Corporation. The contract sum for the works amounted to ₱1,200 million but was adjusted to ₱886 million for approved variations, inclusive of all pertinent local and national taxes, overhead and cost of labor and materials and all cost necessary for the proper execution of the works. Rockwell completed the project in July 2009. As of December 31, 2009, the total amount paid related to this contract is ₱872 million.

(3) Rockwell entered into a contract with Advanced Foundation Construction Systems Corp. for the piling works of The Grove project. The contract amounted to ₱77 million, inclusive of all pertinent local and national taxes, overhead and cost of labor and materials and all costs necessary for the proper execution of the works. The works were completed in November 2009 and has been paid as of December 2009.

## 36. EARNINGS PER SHARE

Earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | *(Amounts in Millions, Except Shares and Per Share Data)* | | |
| Net income attributable to equity holders of the parent (a) | ₱6,576 | ₱4,100 | ₱9,562 |
| Shares: | | | |
| Common shares at beginning of year | 1,103,768,012 | 1,103,342,882 | 998,812,167 |
| Weighted average common shares – issuances | 4,282,979 | 303,714 | 61,350,763 |
| Weighted average common shares – basic (b) | 1,108,050,991 | 1,103,646,596 | 1,060,162,930 |
| Number of shares under option | – | 9,767,651 | 10,382,537 |
| Weighted average number of shares that would have been issued at fair value | – | (7,738,824) | (5,931,999) |
| Adjusted weighted average common shares – diluted (c) | 1,108,050,991 | 1,105,675,423 | 1,064,613,468 |
| Per Share Amounts: | | | |
| Basic earnings per share (a/b) | ₱5.93 | ₱3.71 | ₱9.02 |
| Diluted earnings per share (a/c) | ₱5.93 | ₱3.71 | ₱8.98 |

37. **DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION**

The table below shows the remuneration of the Parent Company's directors, senior executives and officers on a group basis:

| Position | Year | Salary | Variable Pay | Total |
|---|---|---|---|---|
| | | *(Amounts in Millions)* | | |
| Chief Executive Officer and Senior Executive Officers | 2009 | ₱108 | ₱22 | ₱130 |
| | 2008 | 91 | 20 | 111 |
| | 2007 | 82 | 14 | 96 |
| All Officers and Directors as a group unnamed | 2009 | 161 | 31 | 192 |
| | 2008 | 171 | 33 | 204 |
| | 2007 | 148 | 21 | 169 |

38. **OTHER MATTERS**

a. **Revised System Loss Caps**

On September 29, 2004, the ERC issued the "Guidelines for the Application and Approval of Caps on the Recoverable Rate of Distribution System Losses" requiring the submission of segregated system loss caps for technical, non-technical and administrative losses and the Parent Company estimates for the succeeding five years.

On January 31, 2007, the Parent Company filed with the ERC, an Application for the Approval of System Loss Cap, in accordance with the above-mentioned Guidelines. In the said Application, the Parent Company asked the ERC: (i) to retain the current method of recovering a consolidated rate of recoverable system losses for technical and non-technical losses and to fix the consolidated cap on the recoverable rate of distribution system losses at 11.27% for the years 2007 to 2011, based on the current practice of computing total distribution system loss where administrative loss is considered as part of sales, (ii) to retain the current method of recovering administrative losses (i.e., 1% of net system input or actual company usage in kWh, whichever is lower), and (iii) that in determining the non-technical system loss, the amount of pilferage recoveries, which are required to be returned to the customers in the form of a generation charge discount, in accordance with Rule 10, Section 2, of the Implementing Rules and Regulations of RA No. 7832, should not be deducted from the total distribution system loss.

On June 7, 2007, the ERC issued Resolution No. 19, Series of 2007, which dismissed all applications for approval of system loss caps filed by the DUs. According to the Resolution, the "ERC's new policies on the treatment of system loss and the setting of new caps for private DUs shall be incorporated in the ERC's evaluation of their respective applications as entrants to the PBR." On August 6, 2007, the Parent Company filed a motion with the ERC seeking to clarify what would be the procedure for the setting of the cap for the system loss and what particular rules, guidelines or mechanism under the RDWR or any other ERC issuances, would govern the same. The said motion for clarification is still pending resolution by the ERC.

On December 8, 2008, the ERC promulgated Resolution No. 17, Series of 2008, entitled "A Resolution Adopting a New System Loss Cap for Distribution Utilities," where it resolved to lower the maximum rate of system losses (technical and non-technical) that a utility can pass on to its customers. In the said Resolution, the new system loss cap shall be the actual but not to exceed eight and a half (8.5%) percent for private utilities, effective starting the January 2010 billing. This is one (1%) percentage point lower than the current system loss cap of nine and a half (9.5%) percent. The actual company use (administrative loss) shall be treated as part of the Operation and Maintenance Expense in the next reset for utilities under the PBR. The manner by which the utility will be rewarded for their efforts in system loss reduction shall be addressed by the ERC in the Performance Incentive Scheme (PIS) under the PBR.

In a letter dated August 11, 2009, the Parent Company wrote to the ERC to appeal for a deferment of the imposition of the 8.5% system loss cap in 2010. In the letter, the Parent Company said that the confluence of certain developments that are beyond the Parent Company's control will make it difficult for the Parent Company to comply with the new cap in 2010. In particular, the abrupt and substantial decline in industrial energy sales brought about by the economic downturn has reduced the Parent Company's high voltage sales. This is being aggravated by the continued increase in residential sales, which has pushed up the share of low voltage energy sales to the total consumption in the Parent Company's franchise area. The Parent Company had further proposed that "if there has to be a reduction in the cap, we propose that it be set at no less than 9.0 percent, consistent with Republic Act No. 7832, until such time that caps based on the technical considerations identified in RA No. 9136 can be determined."

In a letter dated November 23, 2009, while agreeing with the adverse impact on system loss of the reduced share of high voltage sales, the ERC replied that "both the existing and the proposed new caps were set regardless of whether or not the franchise area is highly urbanized". The letter further said that there are "more than sufficient means and incentives" for DUs like the Parent Company to deter or curb electricity pilferage. As a result, the Commission denied the Parent Company's request for a deferment of the cap.

On December 8, 2009, the Parent Company filed a Petition to Amend the said Resolution with an urgent prayer for the immediate suspension of the implementation of the new system loss cap of 8.5% starting January 2010. The proposed amendment is aimed at making the Resolution consistent with the provisions of RA No.9136 and RA No. 7832, by increasing the level of system loss cap to not less than 9%. As of February 22, 2010, The ERC has yet to act on the Petition.

**b. *Retail Competition***

On February 9, 2007, through its Resolution No. 3, Series of 2007, the ERC set out its timeline for the implementation of retail competition and open access. According to the Resolution, retail competition shall commence upon the fulfillment of the preconditions of EPIRA's Section 31 and of two other "vital requirements," i.e., the establishment of necessary infrastructures (such as a customer switching system) and the promulgation of pertinent regulations. The ERC shall also announce the commencement of retail competition six months before its actual implementation.

On December 3, 2009, the PSALM turned over the 600-MW Calaca Coal-Fired Power Plant to Sem-Calaca Power Corp., after the conduct of a negotiated sale of the power plant. According to PSALM, with the privatization of Calaca, more than 70% of NPC's generating capacity will have been privatized, which would be in compliance with one of EPIRA's preconditions for the implementation of Open Access and Retail Competition (OARC).

Meanwhile, as of December 15, 2009, with the successful bidding out of NPC's contracted capacities for the San Roque, Bakun and Benguet hydroelectric power plants, it has been estimated that PSALM has already bid out 43.75% of NPC's IPP contracts in the Luzon and Visayas Grids. PSALM is targeting to hurdle the 70% threshold for the privatization of NPC's IPP contracts within 2010.

For its part, the ERC has already promulgated its "seven pillars of retail competition," referring to a set of regulations that embody a framework for implementing retail competition and open access, as envisioned in EPIRA. These are the Retail Electricity Supplier (RES) Licensing Guidelines, the amended Business Separation Guidelines, the Code of Conduct for Competitive Retail Market Participants, the Competition Rules, the Supplier of Last Resort Rules, the Distribution Services and Open Access Rules, and the Uniform Business Practices (UBP). The UBP has since been renamed the Rules for Customer Switching.

The ERC also promulgated the Rules for Contestability, which would provide for more detailed guidelines on end-user eligibility for retail competition, and is working on the Guidelines of the Business-to-Business information system that would facilitate customer switching and similar procedures in a competitive environment. In accordance with EPIRA, retail competition will begin with end-users with an average peak demand of 1MW. After two years, the second phase of retail competition will begin with the threshold of contestability going down to 750kW, for both single and aggregated loads. Thereafter, the threshold will go down gradually until it reaches the household level within a period of seven years following the second phase of retail competition.

On May 23, 2008, the Parent Company, together with other industry players, filed a Petition with the ERC for the approval of Interim Open Access (IOA) in the Luzon and Visayas grids and its implementation in accordance with the proposed "Terms of Reference of the Interim Implementation of Open Access" which was adopted by the industry players and stakeholders during the Energy Summit 2008. The approval of the Petition would have allowed customers with an average peak demand of 1 MW and up to contract and purchase their electricity requirements from Eligible Generating Companies and Retail Electric Suppliers. Eligible Generation Companies are generation companies which meet the mandated generation market share caps of EPIRA. In a Decision dated November 10, 2008, the ERC renamed IOA as the Power Supply Option Program (PSOP) and approved the implementation thereof subject to the following conditions:

i. The distribution utilities shall act as the default supplier and be accountable for the accounting and settlement of imbalances.

ii. The PSOP shall initially be implemented within the Luzon Grid.

iii. The implementation of the PSOP shall commence from the transfer of the operation of the Calaca privatized NPC generation assets.

iv. The PSOP shall cease to be operational upon commencement of actual OARC. All contracts and transactions related thereto shall automatically terminate once actual OARC is declared by the ERC.

v. The PSOP shall be strictly implemented in accordance with the program rules to be promulgated and approved by the ERC.

The Parent Company filed a Motion for Partial Reconsideration/Clarification of the Decision. The Parent Company sought clarification on the (a) adjustment of the TSC contracted volumes to account for the movement of customers in and out of the PSOP; (b) participation of the DU as a local RES; and (c) treatment of distribution system losses.

In an Order dated 14 September 2009, the ERC clarified that (a) adjustment of the TSC should be made based on the provisions thereof; (b) there is no cogent reason to allow the local RES to operate under the PSOP; and (c) the DU shall be responsible for procuring all energy related to distribution system losses. In the said Order, the ERC further stated that the PSOP shall commence ninety (90) days after completion of either of the following conditions, whichever comes earlier: (a) transfer of the operation of the Calaca NPC Generation Asset to the private generation companies concerned or its equivalent in terms of capacity or (b) the privatization of at least 70% of the total capacity of generating assets of NPC in Luzon and Visayas.

In December 2009, the ERC released the third draft Rules for the Power Supply Option Program. The said Rules were intended to provide the regulatory framework for the implementation of the PSOP. The said draft rules have been released for comments of all interested parties.

c. **PEZA – ERC Jurisdiction**

On May 9, 2007, the Parent Company, together with the Private Electric Power Operators Association, Inc. (PEPOA), filed before the RTC-Pasig (Branch 71) a Petition for Declaratory Relief questioning the regulatory authority of PEZA over electric services in ecozones. Subsequently, the Parent Company converted its Petition to that of a "Complaint for the Declaration of Nullity of the PEZA Guidelines with Prayer for Temporary Restraining Order (TRO) and Preliminary Injunction" to restrain PEZA from implementing its Guidelines for the "Registration of Electric Power Generation Facilities/Utilities/Entities Operating Inside the Ecozones," and "Supply of Electric Power in the Ecozones."

The Parent Company and PEPOA believe that the said Guidelines are contrary to EPIRA and therefore null and void. The ERC likewise filed a motion to intervene in support of the complaint against PEZA.

PEZA's Guidelines effectively give PEZA franchising powers in ecozones. PEZA, thus, can potentially carve out ecozones from a DU's service coverage and allow entities other than the franchised DU to provide distribution service within ecozones. PEZA may also set the tariffs and operating parameters of such electric distribution service providers within ecozones. The situation may be aggravated by PEZA declaring additional ecozones in the DU's franchise areas.

On November 9, 2007, the Court granted the Parent Company's Motion for Conversion of the Petition into a Complaint for Injunction with a TRO. It also issued a TRO and Preliminary Injunction restraining PEZA from implementing the Guidelines. The case is now pending hearing on the main case before the RTC-Pasig.

After a series of negotiations among PEPOA, the Parent Company and PEZA, the parties agreed to settle their differences which brought about the filing of the complaint before the Court. Thus, through a letter dated June 6, 2008 signed by PEZA Director General Lilia B. De Lima, PEZA has proposed the following to address the concerns of PEPOA and the Parent Company:

i. "In the case of power utilities or entities currently operating a power distribution system inside the ecozone, the PEZA Board shall approve the registration of such entities upon compliance of all registration requirements.

ii. The franchised distribution utility operating immediately outside a newly proclaimed ecozone shall have the right of first refusal to operate a power distribution system subject to compliance with all registration requirements.

iii. Until such time that PEZA has fixed the appropriate Electric Power Distribution Charge, the current distribution and other distribution related charges shall prevail."

The aforesaid proposals were accepted by the Parent Company through a letter dated June 30, 2008 with clarification on item No. 3 thereof. In particular, the Parent Company proposed that item No. 3 be rephrased as follows:

"Until such time that PEZA and ERC have agreed on principles of asset recognition and boundaries for rate-setting and PEZA has fixed the appropriate distribution charge, the prevailing distribution and other distribution-related charges, as may be adjusted in accordance with the ERC's guideline, shall apply."

In a response letter dated July 3, 2008, PEZA Director General Lilia De Lima stated that PEZA has no objection to the above-quoted counter-proposal of the Parent Company.

As a direct result of the agreement between the Parent Company and PEZA of the aforesaid terms contained in the above letters, the Parent Company decided to withdraw as plaintiff in the case filed before the RTC of Pasig, through a Motion to Withdraw filed on July 7, 2008. Thereafter, PEPOA, after considering the terms offered by PEZA, also filed its own Motion to Withdraw as plaintiff on August 1, 2008.

Pending resolution of both motions, the Philippine Independent Power Producers Association filed a Motion for Intervention, which was granted by the Court on September 2, 2008.

Currently, both motions to withdraw by the Parent Company and PEPOA are still pending resolution.

Since the implementation of the Guidelines has been stopped by the Court, the Parent Company cannot ascertain or provide an estimate of the amount of revenues or income it stands to lose as a result of the Guidelines. Meantime, in support of the government's objectives, primarily of providing least cost power to ecozone consumers, the Parent Company entered into a Memorandum of Agreement with the NPC on September 17, 2007 for the provision of special ecozone rates to high load factor PEZA-accredited industries. The program was allowed for immediate implementation by the ERC.

**d. Sucat-Araneta Transmission Line**

The Sucat-Araneta-Balintawak 230kV Transmission Line Project was conceptualized in the early 1990s to improve the overall electric system reliability and efficiency in Metro Manila. The construction of the said transmission line started in 1994 and was finished and energized in July 2000. This line will complete the 230kV line loop within Metro Manila to urgently address the congesting electricity traffic in the metropolis due to ever growing demand for electricity. The project has two main parts: (1) the Araneta to Balintawak leg; and (2) the Sucat to Araneta leg, which is near Dasmariñas Village, Makati.

Prior to 2001, the authority and responsibility to operate and develop the nationwide grid belongs to the NPC. Upon the effectivity of the EPIRA in June 2001, this authority and responsibility were transferred to TransCo.

The distribution lines of the Parent Company are "physically connected" to the transmission grid of TransCo. More importantly, the Parent Company's distribution facilities are configured to operate in synchronization with the lines of TransCo. The subject Sucat-Araneta-Balintawak 230kV Transmission Line is one of the significant lines of TransCo and is located in the heart of the Parent Company's franchise area. Thus, the unrestrained operation of the said line is very vital to Parent Company's operation to deliver continuous electricity to every household within its franchise area.

On March 10, 2000, the residents of Tamarind Road, Dasmarinas Village, Makati (plaintiffs) filed a case with the RTC-Makati against NPC to enjoin the latter from further preparing and installing high voltage cables to the steel pylons erected near the plaintiffs' homes and from energizing and transmitting high voltage electric current through the said cables because of the alleged health risks and danger posed by the same. The trial court initially issued on March 13, 2000 an Order directing the parties to maintain the status quo and then later granted the preliminary injunction prayed for by the plaintiffs on April 3, 2000. On May 3, 2000, the Court of Appeals reversed the said orders of the trial court. On Appeal, the Supreme Court, in its Order issued on March 23, 2006, reinstated the orders of the trial court restraining NPC.

When the aforesaid Order of the Supreme Court became final, the plaintiffs then moved for the execution of the orders rendered by the trial court. Subsequently, the trial court issued a writ of execution on October 13, 2008. The Parent Company, although initially not a party to the case, was constrained to file an Omnibus Motion (1) for Leave to Intervene and to admit Answer in Intervention (2) to lift orders and (3) to maintain status quo due to the significant impact of the de-energization of the Sucat-Araneta line to the public and the economy. In the said Omnibus Motion, the Parent Company manifested and argued that the shutdown of the 230 kV line would result in widespread and rotating brownouts affecting millions of its customers across its franchise area, including the major financial districts in Metro Manila. Likewise, as much as 505 MW capacity from power plants from the south would be prevented from running their full capacities, resulting in a much higher additional purchased power cost for the Parent Company which, in turn, would translate to significant increase in the price of electricity to be charged to its customers.

On November 28, 2008, the trial court issued an Order accepting the Parent Company's Omnibus Motion and holding in abeyance the writ of execution until after the trial court finally rules on the Parent Company's Omnibus Motion for intervention and other incidents.

On September 11, 2009, the trial court issued an Omnibus Order dated September 8, 2009, granting the motions for intervention filed by the Parent Company and the National Grid Corporation of the Philippines (NGCP) and dissolved the Writ of Preliminary Injunction issued pursuant to the Orders of the trial court dated April 3, 2000 and October 13, 2008 upon the posting of a counter bond by defendant NPC in the amount of) ₱10 million, intervenor Meralco in the amount of ₱2.5 million, and intervenor NGCP in the amount of ₱2.5 million subject to the condition that defendant NPC and intervenors will pay all damages which the plaintiffs may suffer by the dissolution of the Writ of Preliminary Injunction.

e. **Petition for Dispute Resolution**

On September 9, 2008, the Parent Company filed a Petition for Dispute Resolution with the ERC, against PEMC, TransCo, NPC and PSALM. The filing of the case was brought about by the congestion of TransCo's transmission system resulting from the outage of the San Jose-Tayabas 500kV Line 2 on June 22, 2008, followed by the outage of the 500kV 600 MVA Transformer Bank #2 of TransCo's San Jose, Bulacan substation on July 11, 2008. The Parent Company believes that said congestions adversely and materially affected the supply and prices of electricity and posed a significant threat to system security during the relevant period.

In the said petition, the Parent Company asked the ERC to, among other things:

i. direct PEMC to adjust the WESM price for the period from June 26 to July 26, 2008 by adopting the NPC-TOU rate as basis for its billing;

ii. direct PEMC to adopt the NPC-TOU rate or the new price determined through the price substitution methodology of PEMC as approved by the ERC, as basis for its billing during the period of the congestion;

iii. direct NPC and PSALM to refund the transmission line loss components of the line rentals associated with NPC/PSALM bilateral transactions from the start of WESM operation on June 26, 2006; and

iv. impose appropriate fines and sanctions on TransCo, pursuant to section 46 of the EPIRA and the pertinent provisions of the EPIRA-IRR.

In relation to the said petition, PEMC has agreed to implement the segregation of the line rental amounts associated with the Parent Company's bilateral contracts from the WESM energy trading amount in accordance with the WESM Rules, as requested by the Parent Company.

Hearings on the petition have been completed and the case has been submitted for the resolution of the ERC.

**f. PSALM versus PEMC and the Parent Company (Pending at the CA)**

Due to the significant increases in WESM prices during the third and fourth months of WESM operations, the Parent Company wrote two separate letters dated September 22, 2006 and November 14, 2006, addressed to Mr. Lassi-Matti A. Holopainen of the PEMC, requesting for an immediate investigation to determine whether there was a breach of the WESM rules or an anti-competitive behavior has occurred.

Acting on the said letters, PEMC conducted an investigation of the third and fourth billing periods and came up with the findings that PSALM "behaved anti-competitively and abused its market power." As a consequence, PEMC, through a Resolution No. 2006-70 dated November 22, 2006, directed that the settlement amounts for the third and fourth WESM billing periods be adjusted to the administered prices, which were below the NPC-TOU rates.

Upon receipt of PEMC's Resolution, NPC elevated the issue to the ERC and asked the latter to reconsider the price adjustments. In its Order dated December 13, 2006, the ERC provisionally ordered the adjustment of the third and fourth WESM month settlement amounts using the ERC-approved NPC-TOU rates.

On June 6, 2007, the ERC adopted the findings of its Investigatory Unit (IU), which found no prima facie case against PSALM for anti-competitive behavior or market power abuse. On August 14, 2007, the ERC issued its Decision confirming its earlier Order dated December 13, 2006 and declaring the action of the Philippine Electricity Market (PEM) Board in adjusting the WESM settlement prices for the third and fourth billing periods to have been carried out beyond the scope of its authority. It also directed the adjustment of the WESM settlement prices for the third and fourth billing months to be the resulting settlement prices.

Considering the impact of the ERC Decision dated August 14, 2007 to the consumers, the Parent Company filed a Motion for Reconsideration on September 17, 2007. In said Motion, the Parent Company emphasized that the use of WESM settlement prices would result in additional imposition of ₱6.00 per kWh, which would translate to an increase in the generation charge of its customers of about 90 centavos and ₱2.05 per kWh, for the supply months of September 2006 and October 2006, respectively. Thus, the Parent Company asked the ERC to exercise its authority to intervene for the greater interest of the industry and the consumers, and set the WESM settlement prices for the aforesaid period at NPC-TOU rates.

On January 30, 2008, the ERC issued a Decision granting the Parent Company's MR and set the WESM settlement prices for the third and fourth billing periods at the ERC-approved NPC-TOU rates.

On July 11, 2008, PSALM filed a Motion for Partial Reconsideration dated July 8, 2008, which was denied by the ERC in its Order dated October 20, 2008. As a result, PSALM elevated the case to the Court of Appeals impleading PEMC and the Parent Company as respondents. On January 28, 2009, the Parent Company received a copy of the Resolution of the Court of Appeals directing the respondents to file their respective Comment on the Petition. The Parent Company filed its Comment to the Petition of PSALM on March 9, 2009.

In a Decision dated August 28, 2009 in C.A. G.R. SP No. 106322, the Court of Appeals dismissed the Petition and affirmed the Order of the ERC. PSALM filed its Motion for Reconsideration but the same was denied by the Court of Appeals in a Resolution dated November 6, 2009 saying that the arguments were mere rehash and no new argument was raised. On December 4, 2009, the Parent Company received a copy of the Petition for Review on Certiorari filed by PSALM with the Supreme Court. The Parent is still awaiting for the Resolution of the Supreme Court whether it will entertain the same or not.

g. **Petition for Dispute Resolution with NPC on Premium Charges**

On June 2, 2009, the Parent Company filed a Petition for Dispute Resolution against NPC and PSALM regarding NPC's imposition of premium charges for the alleged excess energy it supplied to the Parent Company covering the billing periods of May 2005 to June 2006. The same was docketed as ERC Case No. 2009-052 MC. The premium charges amounted to ₱315 million (May-June 2005 billing periods) and ₱318 million (November 2005, February 2006 and April-June 2006 billing periods).

It is the Parent Company's contention that there is no basis in fact and in law for the imposition of the premium charges as there was no ERC-approved TSC between petitioner and NPC and the premium charges imposed by NPC has not been approved by the ERC.

Hearings on the Petition are ongoing at the ERC.

**39. SUBSEQUENT FINANCIAL STATEMENTS**

No audited financial statements of Meralco have been made up in respect of any period subsequent to December 31, 2009.

Yours faithfully,
**SyCip Gorres Velayo & Co.**


ERNST & YOUNG
安 永

The Directors
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong

13 March 2010

Dear Sirs,

**ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION**

We report on the unaudited consolidated pro forma assets and liabilities (the "Unaudited Pro Forma Financial Information") of First Pacific Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), as set out in Appendix III to the circular of the Company dated 13 March 2010 (the "Circular"), which has been prepared by the directors of the Company (the "Directors") for illustrative purposes only, to provide information about how the proposed/possible transactions, including (1) the proposed acquisition by Beacon Electric Asset Holdings, Inc. ("Beacon Electric", a subsidiary of the Group as at the date of this report) of shares in Manila Electric Company ("Meralco") from Pilipino Telephone Corporation ("Piltel", an associate of the Group) and the subscription of new shares in Beacon Electric by Piltel; and (2) the possible acquisition of 74,700,000 shares in Meralco by Beacon Electric through the exercise of a call option, might have affected the assets and liabilities of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out in Appendix III to the Circular.

**Respective Responsibilities of the Directors and Reporting Accountants**

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

**Basis of Opinion**

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments, and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or a review made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the Unaudited Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2008 or any future dates.

**Opinion**

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,

**Ernst & Young**
*Certified Public Accountants*
18/F Two International Finance Centre
8 Finance Street
Central, Hong Kong

## UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group is prepared based on the Group's audited consolidated financial position as at 31 December 2008, as extracted from the 2008 annual report of the Company. Shareholders should note that given the Group's acquisition of its existing 14.5% interest in Meralco only completed in October 2009, the pro forma financial information of the Group stated in this Appendix III does not reflect the Group's existing 14.5% interest in Meralco.

### Base Case: Completion of the Piltel Investment and Exercise of the Call Option

The following is a summary of the unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group, which has been prepared on the basis of the notes set out below and assuming that the proposed/possible transactions, including (1) the proposed acquisition by Beacon Electric of shares in Meralco from Piltel and the subscription of new shares in Beacon Electric by Piltel (the "Piltel Investment"); and (2) the possible acquisition of 74,700,000 shares in Meralco by Beacon Electric through the exercise of a call option (the "Call Option") had been completed as at 31 December 2008 for the purpose of illustrating how the Piltel Investment and the exercise of the Call Option might have affected the consolidated assets and liabilities of the Group at that date.

The unaudited consolidated pro forma statement of assets and liabilities has been prepared to provide financial information on the enlarged Group as a result of the Piltel Investment and the exercise of the Call Option. As it is prepared for illustrative purposes only, and because of its hypothetical nature, it may not purport to represent what the assets and liabilities of the enlarged Group shall be on the actual completion of the Piltel Investment and exercise of the Call Option.

| *(US$ millions)* | The Group | Completion of Piltel Investment | Exercise of the Call Option | The enlarged Group after the completion of the Piltel Investment and exercise of the Call Option |
|---|---|---|---|---|
| | | *(a)* | *(b)* | |
| Property, plant and equipment | 808.4 | – | – | 808.4 |
| Plantations | 744.5 | – | – | 744.5 |
| Associated companies and joint ventures | 1,202.3 | – | 142.9 | 1,345.2 |
| Goodwill | 675.6 | – | – | 675.6 |
| Other intangible assets | 1,538.5 | – | – | 1,538.5 |
| Accounts receivable, other receivables and prepayments | 3.0 | – | – | 3.0 |
| Prepaid land premiums | 153.2 | – | – | 153.2 |
| Available-for-sale assets | 1.7 | – | – | 1.7 |
| Deferred tax assets | 38.7 | – | – | 38.7 |
| Other non-current assets | 217.1 | – | – | 217.1 |
| | 5,383.0 | – | 142.9 | 5,525.9 |

| *(US$ millions)* | **The Group** | **Completion of Piltel Investment** *(a)* | **Exercise of the Call Option** *(b)* | **The enlarged Group after the completion of the Piltel Investment and exercise of the Call Option** |
|---|---|---|---|---|
| **Current assets** | | | | |
| Cash and cash equivalents | 625.9 | – | (142.9) | 483.0 |
| Pledged deposits | 12.0 | – | – | 12.0 |
| Available-for-sale assets | 56.9 | – | – | 56.9 |
| Accounts receivable, other receivables and prepayments | 435.5 | – | – | 435.5 |
| Inventories | 557.4 | – | – | 557.4 |
| Assets of a disposal group classified as held for sale | 128.3 | – | – | 128.3 |
| | 1,816.0 | – | (142.9) | 1,673.1 |
| **Current liabilities** | | | | |
| Accounts payable, other payables and accruals | 667.4 | – | – | 667.4 |
| Short-term borrowings | 1,207.0 | – | – | 1,207.0 |
| Provision for taxation | 55.8 | – | – | 55.8 |
| Current portion of deferred liabilities and provisions | 39.4 | – | – | 39.4 |
| Liabilities directly associated with the assets classified as held for sale | 106.1 | – | – | 106.1 |
| | 2,075.7 | – | – | 2,075.7 |
| **Net current liabilities** | (259.7) | – | (142.9) | (402.6) |
| **Total assets less current liabilities** | 5,123.3 | – | – | 5,123.3 |
| **Non-current liabilities** | | | | |
| Long-term borrowings | 1,951.7 | – | – | 1,951.7 |
| Deferred liabilities and provisions | 432.4 | – | – | 432.4 |
| Deferred tax liabilities | 364.0 | – | – | 364.0 |
| | 2,748.1 | – | – | 2,748.1 |
| **Net assets** | 2,375.2 | – | – | 2,375.2 |

Notes to unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group

(a) No adjustment is required for the acquisition of 13.7% interest in Meralco from Piltel and the disposal of 50% interest in Beacon Electric to Piltel because Beacon Electric will still be accounted for as a jointly-controlled entity of the Group. Therefore, the existing investment cost of MPIC in Meralco will be transferred to the investment in Beacon Electric and there will not be any gain or loss arising from the Piltel Investment.

(b) Adjustment to illustrate the impact of the possible exercise of the Call Option by Beacon Electric in the event that the board of Beacon Electric decides to exercise the Call Option. The exercise price of Pesos 22.41 billion (equivalent to approximately US$485.1 million or HK$3,783.5 million) will be funded by a combination of bank loans of approximately Pesos 15.81 billion (equivalent to approximately US$342.2 million or HK$2,669.2 million) and cash from the Group in the form of subscription of preferred shares in Beacon Electric in the amount of Pesos 6.6 billion (equivalent to approximately US$142.9 million or HK$1,114.3 million).

## Scenario One: Completion of the Piltel Investment but without exercise of the Call Option

The following is a summary of the unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group, which has been prepared on the basis of the notes set out below and assuming that the Piltel Investment (without the exercise of the Call Option) had been completed as at 31 December 2008 for the purpose of illustrating how the Piltel Investment might have affected the consolidated assets and liabilities of the Group at that date.

The unaudited consolidated pro forma statement of assets and liabilities has been prepared to provide financial information on the enlarged Group as a result of the completion of the Piltel Investment (without the exercise of the Call Option). As it is prepared for illustrative purposes only, and because of its hypothetical nature, it may not purport to represent what the assets and liabilities of the enlarged Group shall be on the actual completion of the Piltel Investment (without the exercise of the Call Option).

| *(US$ millions)* | **The Group** | **Completion of the Piltel Investment** *(a)* | **The enlarged Group after the completion of the Piltel Investment** |
|---|---|---|---|
| Property, plant and equipment | 808.4 | – | 808.4 |
| Plantations | 744.5 | – | 744.5 |
| Associated companies and joint ventures | 1,202.3 | – | 1,202.3 |
| Goodwill | 675.6 | – | 675.6 |
| Other intangible assets | 1,538.5 | – | 1,538.5 |
| Accounts receivable, other receivables and prepayments | 3.0 | – | 3.0 |
| Prepaid land premiums | 153.2 | – | 153.2 |
| Available-for-sale assets | 1.7 | – | 1.7 |
| Deferred tax assets | 38.7 | – | 38.7 |
| Other non-current assets | 217.1 | – | 217.1 |
| | 5,383.0 | – | 5,383.0 |

| *(US$ millions)* | **The Group** | **Completion of the Piltel Investment** *(a)* | **The enlarged Group after the completion of the Piltel Investment** |
|---|---|---|---|
| **Current assets** | | | |
| Cash and cash equivalents | 625.9 | – | 625.9 |
| Pledged deposits | 12.0 | – | 12.0 |
| Available-for-sale assets | 56.9 | – | 56.9 |
| Accounts receivable, other receivables and prepayments | 435.5 | – | 435.5 |
| Inventories | 557.4 | – | 557.4 |
| Assets of a disposal group classified as held for sale | 128.3 | – | 128.3 |
| | 1,816.0 | – | 1,816.0 |
| **Current liabilities** | | | |
| Accounts payable, other payables and accruals | 667.4 | – | 667.4 |
| Short-term borrowings | 1,207.0 | – | 1,207.0 |
| Provision for taxation | 55.8 | – | 55.8 |
| Current portion of deferred liabilities and provisions | 39.4 | – | 39.4 |
| Liabilities directly associated with the assets classified as held for sale | 106.1 | – | 106.1 |
| | 2,075.7 | – | 2,075.7 |
| **Net current liabilities** | (259.7) | – | (259.7) |
| **Total assets less current liabilities** | 5,123.3 | – | 5,123.3 |
| **Non-current liabilities** | | | |
| Long-term borrowings | 1,951.7 | – | 1,951.7 |
| Deferred liabilities and provisions | 432.4 | – | 432.4 |
| Deferred tax liabilities | 364.0 | – | 364.0 |
| | 2,748.1 | – | 2,748.1 |
| **Net assets** | 2,375.2 | – | 2,375.2 |

Notes to unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group

(a) No adjustment is required for the acquisition of 13.7% interest in Meralco from Piltel and the disposal of 50% interest in Beacon Electric to Piltel because Beacon Electric will still be accounted for as a jointly-controlled entity of the Group. Therefore, the existing investment cost of MPIC in Meralco will be transferred to the investment in Beacon Electric and there will not be any gain or loss arising from the Piltel Investment.

**Scenario Two: Exercise of the Call Option without completion of the Piltel Investment**

The following is a summary of the unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group, which has been prepared on the basis of the notes set out below and assuming that the exercise of the Call Option (without completion of the Piltel Investment) had been completed as at 31 December 2008 for the purpose of illustrating how the exercise of the Call Option might have affected the consolidated assets and liabilities of the Group at that date.

The unaudited consolidated pro forma statement of assets and liabilities has been prepared to provide financial information on the enlarged Group as a result of the exercise of the Call Option (without completing the Piltel Investment). As it is prepared for illustrative purposes only, and because of its hypothetical nature, it may not purport to represent what the assets and liabilities of the enlarged Group shall be on the actual exercise of the Call Option (without completing the Piltel Investment).

| *(US$ millions)* | **The Group** | **Possible exercise of the Call Option** *(a)/(b)* | **The enlarged Group after the possible exercise of the Call Option** |
|---|---|---|---|
| Property, plant and equipment | 808.4 | – | 808.4 |
| Plantations | 744.5 | – | 744.5 |
| Associated companies and joint ventures | 1,202.3 | 485.1 | 1,687.4 |
| Goodwill | 675.6 | – | 675.6 |
| Other intangible assets | 1,538.5 | – | 1,538.5 |
| Accounts receivable, other receivables and prepayments | 3.0 | – | 3.0 |
| Prepaid land premiums | 153.2 | – | 153.2 |
| Available-for-sale assets | 1.7 | – | 1.7 |
| Deferred tax assets | 38.7 | – | 38.7 |
| Other non-current assets | 217.1 | – | 217.1 |
| | 5,383.0 | 485.1 | 5,868.1 |

| *(US$ millions)* | **The Group** | **Possible exercise of the Call Option** *(a)/(b)* | **The enlarged Group after the possible exercise of the Call Option** |
|---|---|---|---|
| **Current assets** | | | |
| Cash and cash equivalents | 625.9 | (142.9) | 483.0 |
| Pledged deposits | 12.0 | – | 12.0 |
| Available-for-sale assets | 56.9 | – | 56.9 |
| Accounts receivable, other receivables and prepayments | 435.5 | – | 435.5 |
| Inventories | 557.4 | – | 557.4 |
| Assets of a disposal group classified as held for sale | 128.3 | – | 128.3 |
| | 1,816.0 | (142.9) | 1,673.1 |
| **Current liabilities** | | | |
| Accounts payable, other payables and accruals | 667.4 | – | 667.4 |
| Short-term borrowings | 1,207.0 | – | 1,207.0 |
| Provision for taxation | 55.8 | – | 55.8 |
| Current portion of deferred liabilities and provisions | 39.4 | – | 39.4 |
| Liabilities directly associated with the assets classified as held for sale | 106.1 | – | 106.1 |
| | 2,075.7 | – | 2,075.7 |
| **Net current liabilities** | (259.7) | (142.9) | (402.6) |
| **Total assets less current liabilities** | 5,123.3 | 342.2 | 5,465.5 |
| **Non-current liabilities** | | | |
| Long-term borrowings | 1,951.7 | 342.2 | 2,293.9 |
| Deferred liabilities and provisions | 432.4 | – | 432.4 |
| Deferred tax liabilities | 364.0 | – | 364.0 |
| | 2,748.1 | 342.2 | 3,090.3 |
| **Net assets** | 2,375.2 | – | 2,375.2 |

Notes to unaudited consolidated pro forma statement of assets and liabilities of the enlarged Group

(a) Since the Piltel Investment was not completed, Beacon Electric will still be a wholly-owned subsidiary of MPIC and hence a subsidiary of the Company.

(b) Adjustment to illustrate the impact of the possible exercise of the Call Option by Beacon Electric in the event that the board of Beacon Electric decides to exercise the Call Option. The exercise price of Pesos 22.41 billion (equivalent to approximately US$485.1 million or HK$3,783.5 million) will be funded by a combination of bank loans of approximately Pesos 15.81 billion (equivalent to approximately US$342.2 million or HK$2,669.2 million) and cash from the Group in the form of subscription of preferred shares in Beacon Electric in the amount of Pesos 6.6 billion (equivalent to approximately US$142.9 million or HK$1,114.3 million).

## 1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS

### (i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and the Stock Exchange were as follows:

*(a) Long positions in shares in the Company*

| Name | Ordinary share | Approximate percentage of issued shares capital *(%)* | Ordinary shares options |
|---|---|---|---|
| Anthoni Salim | 1,706,947,154 (C)(i) | 44.22 | – |
| Manuel V. Pangilinan | 7,887,309 (P) | 0.20 | 65,349,552 |
| Edward A. Tortorici | 39,590,557 (P) | 1.03 | 19,183,256 |
| Robert C. Nicholson | 12,914 (P) | 0.00 | 31,093,739 |
| Ambassador Albert F. del Rosario | 720,000 (P) | 0.02 | 6,324,150 |
| Benny S. Santoso | – | – | 6,324,150 |
| Graham L. Pickles | – | – | 3,330,719 |
| Prof. Edward K.Y. Chen, *GBS, CBE, JP* | – | – | 4,743,113 |
| Sir David W.C. Tang, *KBE* | – | – | 3,330,719 |
| Napoleon L. Nazareno | – | – | 3,330,000 |
| Jun Tang | – | – | 3,330,000 |

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim indirectly owns 100% of First Pacific Investments (BVI) Limited and Mega Ring Investments Limited which, in turn, are interested in 632,226,599 shares and 284,491,191 shares respectively in the Company. Anthoni Salim's indirect interests in First Pacific Investments (BVI) Limited and Mega Ring Investments Limited are held through Salerni International Limited (a company which Anthoni Salim directly holds 100% of the issued share capital). Anthoni Salim also owns 56.8% of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10.0% is held by Anthoni Salim directly, and 46.8% by Salerni International Limited. The remaining 43.2% interest in First Pacific Investments Limited is owned as to 30.0% by Sutanto Djuhar, 10.0% by Tedy Djuhar and 3.2% by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

*(b) Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 5,242,404 common shares[P] and 15,000,000 share options in Metro Pacific Investments Corporation (MPIC), 210,033 common shares[P] in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares[P] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee, as well as 155,000 common shares[P] in Philex Mining Corporation (Philex).

- Edward A. Tortorici owned 69,596 common shares[C] and 660,000 common shares[P] as well as 10,000,000 share options in MPIC, 104,874 common shares[P] in PLDT and 100 common shares[P] in Philex.

- Robert C. Nicholson owned 1,250 common shares[P] in Philex.

- Sutanto Djuhar owned 15,520,335 ordinary shares[C] in PT Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares[C] in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares[C] in Indofood.

- Anthoni Salim owned 632,370 ordinary shares[C] in Indofood and a direct interest of 2,007,788 shares in Indofood Agri Resources Ltd. (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 140,005 common shares(P) and 1,560 preferred shares(P) in PLDT, 6,516,624 common shares(P) and 5,000,000 share options in MPIC, 100 common shares(P) in Philex, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) in PMH as beneficial owner, 4,922 common shares(P) in Costa de Madera Corporation, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) in MPIC, 13,927 common shares(P) in PLDT and 495 preferred shares(P) in PLDT.

(P) = Personal interest, (C) = Corporate interest

As at the Latest Practicable Date, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

**(ii) Interests of Substantial Shareholders and other persons**

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at the Latest Practicable Date, the Company had been notified that the following persons were interested in 5% or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,706,947,154 shares (long position) at the Latest Practicable Date, representing approximately 44.22% of the Company's issued share capital, by way of its 46.80% interest in First Pacific Investments Limited (FPIL-Liberia) and its 100% interest in First Pacific Investments (B.V.I.) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 shares at the Latest Practicable Date, representing approximately 20.47% of the Company's issued share capital. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 305. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 632,226,599 shares at the Latest Practicable Date, representing approximately 16.38% of the Company's issued share capital. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Mega Ring Investments Limited (Mega Ring), which was incorporated in the British Virgin Islands, beneficially owned 284,491,191 ordinary shares as at the Latest Practicable Date, representing approximately 7.37% of the Company's issued share capital. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of Mega Ring and, accordingly, is taken to be interested in the shares owned by Mega Ring.

(e) Marathon Asset Management Limited (Marathon), a UK incorporated company, notified the Company that it held 208,871,173 shares of the Company in August 2008, representing approximately 6.48% of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

(f) Lazard Asset Management LLC (Lazard), a US incorporated company, notified the Company that it held 232,267,400 shares of the Company as at 29 December 2009, representing approximately 6.02% of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Lazard of any change to such holding.

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the following parties (other than the Directors or the chief executive of the Company) were, directly or indirectly, interested in ten per cent or more of the nominal value of any class of share capital (including any options in respect of such capital) carrying rights to vote in all circumstances at general meetings of any other member of the Group:

| Name of members of the Group | Name of shareholder | Approximate percentage of issued share capital held |
|---|---|---|
| PT Indofood Fritolay Makmur | Seven-Up Netherland B.V | 49.0% |
| DMCI-MPIC Water Company Inc. | DMCI Holdings, Inc. | 44.6% |
| PT Mentari Subur Abadi | PT Giat Sembada Sentosa | 40.0% |
| PT Mega Citra Perdana | PT Purwa Wana Lestari | 40.0% |
| PT Surya Rengo Containers | Rengo Company Ltd. | 40.0% |
| PT Swadaya Bhakti Negaramas | PT Giat Sembada Sentosa | 40.0% |
| Lucena Commercial Land Corporation | Landco Pacific Corporation | 35.0% |
| PT Laju Perdana Indah | PT Bangun Sriwijaya Sentosa | 32.0% |
| PT Indolakto | PT Perusahaan Dagang dan Industries Marison NV | 29.5% |
| PT Putridaya Usahatama | Pandi Kusuma | 22.5% |
| PT Putridaya Usahatama | Siti Sundari Rita | 12.5% |
| PT Multi Agro Kencana Prima | Koperasi Perkebunan Karet Panca Usaha Mitra | 20.0% |
| Manila North Tollways Corporation | Globalfund Holdings Inc. | 16.5% |
| Manila North Tollways Corporation | Egis Projects S.A. | 13.9% |

| Name of members of the Group | Name of shareholder | Approximate percentage of issued share capital held |
|---|---|---|
| Metro Pacific Investments Corporation | The Board of Trustees for the Account of The Beneficial Trust Fund Created Pursuant to the Benefit Plan of PLDT | 15.7% |
| PT Argha Giri Perkasa | PT Minamas Eramustika | 13.6% |
| Indofood Singapore Holdings Pte. Ltd. | PT Mandiri Investama Sejati | 12.9% |
| First Pacific Communications Holdings B.V. | Excella Trading Limited | 12.5% |
| Pacsari Pte. Ltd. | Grace Shipping Ltd. | 10.0% |
| PT Tani Andalas Sejahtera | Agus Suherman | 10.0% |
| First Pacific Realty Partners Corporation | PCI Limited | 18.9% |

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company was aware of any other person, other than a Director or a chief executive of the Company, who had an interest or short position in the Shares or underlying Shares of equity derivatives and debentures of the Company which would fall to be disclosed to the Company under the provisions of the Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in ten per cent or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meetings of any other member of the Group.

### (iii) Interests in Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at the Latest Practicable Date are set out below.

*(A) Particulars of the Company's Share Option Scheme*

| | Share options held at the Latest Practicable Date | Share options exercise price (HK$) | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | |
| Manuel V. Pangilinan | 33,517,996 | 1.6698 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 31,831,556 | 5.0569 | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Edward A. Tortorici | 19,183,256 | 5.0569 | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| Robert C. Nicholson | 14,756,351 | 1.6698 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 16,337,388 | 5.0569 | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Non-Executive Directors** | | | | | | |
| Ambassador Albert F. del Rosario | 2,993,431 | 1.6698 | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,330,719 | 5.0569 | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Benny S. Santoso | 2,993,431 | 1.6698 | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,330,719 | 5.0569 | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Napoleon L. Nazareno | 3,330,000 | 5.0569 | 11 December 2009 | December 2010 | December 2010 | December 2019 |
| **Independent Non-Executive Directors** | | | | | | |
| Graham L. Pickles | 3,330,719 | 5.0569 | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Prof. Edward K.Y. Chen *GBS, CBE, JP* | 1,412,394 | 1.6698 | 1 June 2004 | June 2005 | June 2005 | May 2014 |
| | 3,330,719 | 5.0569 | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Sir David W. C. Tang *KBE* | 3,330,719 | 5.0569 | 5 September 2007 | September 2008 | September 2008 | September 2017 |
| Jun Tang | 3,330,000 | 5.0569 | 11 December 2009 | December 2011 | December 2011 | December 2019 |
| **Senior Executives** | 30,600,455 | 1.6698 | 1 June 2004 | December 2008 | June 2005 | May 2014 |
| | 4,743,113 | 3.1072 | 7 June 2006 | December 2010 | June 2007 | June 2016 |
| | 44,500,938 | 5.0569 | 5 September 2007 | September 2012 | September 2008 | September 2017 |
| **Total** | 226,183,904 | | | | | |

*(B) Particulars of MPIC's Share Option Scheme*

| | Share options held at the Latest Practicable Date | Share options exercise price (₱) | Grant date | Fully vested by | Exercisable from | Exercisable until |
|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | |
| Manuel V. Pangilinan | 7,500,000 | 2.12 | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 7,500,000 | 2.73 | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Edward A. Tortorici | 5,000,000 | 2.12 | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 5,000,000 | 2.73 | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| Ambassador Albert F. del Rosario | 2,500,000 | 2.12 | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 2,500,000 | 2.73 | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| **Senior Executives** | 36,135,000 | 2.12 | 9 December 2008 | January 2010 | January 2009 | January 2013 |
| | 37,870,000 | 2.73 | 10 March 2009 | March 2010 | March 2009 | March 2013 |
| **Total** | 104,005,000 | | | | | |

## 3. DIRECTORS' INTERESTS

### (a) Service Contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which was not expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation.

### (b) Assets of the Group

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which have, since 31 December 2008 (being the date to which the latest published audited consolidated financial statements of the Company were made up), been acquired or disposed of by, or leased to, the Company or any member of the Group, or were proposed to be acquired or disposed of by, or leased to, the Company or any member of the Group.

### (c) Contracts of the Group

As at the Latest Practicable Date, save for Mr. Anthoni Salim's interests in the underlying contracts of the continuing connected transactions referred to in the Shareholders' Circular dated 13 June 2008 and the continuing connected transactions referred to in the Company's announcements dated 6 January 2009 and 23 February 2010, respectively none of the Directors were materially interested in any contract or arrangement entered into by any member of the Group subsisting at such date and which is significant in relation to the business of the Group.

## 4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

## 5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

## 6. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this Circular and are or may be material:

(a) the Omnibus Agreement entered into on 1 March 2010 between MPIC, Beacon Electric and Piltel in relation to the reorganisation of the current shareholdings of MPIC and Piltel in Meralco with a view to consolidating their Meralco shareholdings in Beacon Electric;

(b) the Option Agreement entered into on 1 March 2010 between FPHC and Beacon Electric in respect of the grant of the Call Option by FPHC to Beacon Electric;

(c) the sale and purchase agreement entered into on 1 March 2010 between Piltel and Beacon Electric which documents the Meralco Share Acquisition from Piltel for a total consideration of PhP23,130,000,000 (equivalent to approximately US$500.6 million and approximately HK$3,905.1 million), which is equal to PhP150 (equivalent to approximately US$3.25 and approximately HK$25.3) per common share of Meralco;

(d) the subscription agreement entered into on 1 March 2010 between Piltel and Beacon Electric which documents the Piltel-Beacon Electric Subscription at the subscription price of PhP20 (equivalent to approximately US$0.43 and approximately HK$3.38) per common share of Beacon Electric, which results in an aggregate subscription consideration of PhP23,130,000,000 (equivalent to approximately US$500.6 million and approximately HK$3,905.1 million);

(e) the conditional sale agreement dated 21 January 2010 by Two Rivers Pacific Holdings Corporation ("Two Rivers") with the Government Service Insurance System relating to Two Rivers' acquisition of an approximately 5.9% interest in the capital stock of Philex Mining Corporation ("Philex") for a consideration of PhP6,022,450,350 (equivalent to approximately US$130.9 million or approximately HK$1,021.2 million) (i.e. PhP21 (equivalent to approximately US$0.46 or approximately HK$3.56) per common share of Philex);

(f) the share purchase agreement dated 2 December 2009 by Two Rivers and a group of sellers led by Mr. Roberto V. Ongpin relating to acquisition of an approximately 9.2% interest in the capital stock of Philex for a consideration of PhP9,493,851,360 (equivalent to approximately US$202.0 million or approximately HK$1,575.6 million) (i.e. PhP21 (equivalent to approximately US$0.45 or approximately HK$3.5) per common share of Philex);

(g) the underwriting agreement, comprising the underwriting agreement dated 15 October 2009 entered into between the Company and the Underwriters, as amended by amendment agreements dated 4 November 2009 and 10 November 2009 entered into between the same parties;

(h) the term sheet between MPIC and FPHC on 5 November, 2009 relating to a PhP11.2 billion loan and a right to acquire a Call Option over 74,700,000 common shares of in Meralco;

(i) the extension agreement dated 22 January 2010 and a further extension agreement dated 29 January 2010 relating to the 5 November 2009 term sheet in (h) above;

(j) agreement dated 2 October 2009 between MPIC and Beneficial Trust Fund established for the benefit of qualified employees of Philippine Long Distance Telephone Company ("BTF") relating to the sale and transfer to MPIC of 113,313,389 common shares in Meralco for a total consideration of PhP14,277,487,014 (approximately US$303.8 million and approximately HK$2,369.5 million);

(k) subscription agreement dated 2 October 2009 by MPIC and BTF relating to subscription by and issue to BTF of 3,159,162,338 MPIC shares at the aggregate consideration of PhP9,477,487,014 (approximately US$201.6 million and HK$1,572.9 million) (i.e. PhP3.00 (approximately US$0.0638 and HK$0.498) per share) from the unissued capital stock of MPIC;

(l) placement agreement dated 19 September 2009 by MPIC and MPHI with CLSA Singapore Pte Ltd and UBS AG covering 4,150,000,000 common shares of MPIC, with an overallotment option ("Over-Allotment Option") covering an additional 620,000,000 common shares of MPIC at the offer price of PhP3.00 (approximately US$0.0629 and approximately HK$0.4906) per common share of MPIC;

(m) greenshoe agreement dated 19 September 2009 between MPHI and CLSA Limited as overallotment agent to regulate the exercise of the Over-Allotment Option;

(n) subscription agreement dated 19 September 2009 by MPHI and MPIC relating to top up subscription under the re-launch of the listed shares of MPIC at the subscription price of PhP3.00 (approximately US$0.0629 and approximately HK$0.4906) per common share of MPIC;

(o) agreement dated 19 June 2009 between MPIC, AB Holdings Corporation ("ABHC") with the conformity of Landco Pacific Corporation ("Landco") and Alfred Xerez-Burgos, Jr. in relation to ABHC's Disposal from MPIC of 1,330,247 fully paid common shares of Landco for a consideration of PhP203,279,377 (approximately US$4,199,987 and approximately HK$32,759,900);

(p) sale and assignment agreement dated 21 November 2008 between PT Salim Ivomas Pratama and Lyminton Pte Ltd in relation to the Disposal of 29.98% interest in PT Sarana Inti Pratama for a cash consideration of US$16.4 million (approximately HK$127.9 million);

(q) sale and purchase agreement dated 21 November 2008 between PT Salim Ivomas Pratama, PT Mulia Abadi Lestari and PT Indoagri Inti Plantation in relation to the purchase of the remaining 30% interest of PT Mitra Inti Sejati Plantation for a cash consideration of Indonesian Rupiah 28.5 billion (approximately US$2.3 million and approximately HK$18.0 million);

(r) term sheet dated 3 October 2008 entered into between the Company and Philex relating to an acquisition of an approximate aggregate 20.16% interest in Philex by a wholly owned subsidiary of the Company at the Offer Price of PhP7.92 (approximately US$0.1676 and approximately HK$1.31) per share for a consideration of approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million) and a letter agreement dated 15 October 2008 supplementing the same;

(s) agreement dated 22 September 2008 between PT Indofood Sukses Makmur Tbk ("Indofood") and Pastilla Investment Limited ("Pastilla") in relation to the Disposal of share capital in Drayton Pte. Ltd. ("Drayton") and the assignment to Indofood of a loan owing by Drayton to Pastilla for a consideration of US$350 million (approximately HK$2,730 million);

(t) agreement dated 9 September 2008 between MPIC, ABHC, Alfred Xerez-Burgos, Jr. and Landco in relation to certain call option;

(u) share purchase agreement dated 26 August 2008 between Benpres Holdings Corporation as Seller ("Benpres"), FPHC as Seller and MPIC in respect of shares in First Philippine Infrastructure, Inc for a consideration of PhP12.262 billion (approximately US$278.7 million and approximately HK$2.2 billion);

(v) agreement dated 27 June 2008 by Asset Holder PCC No.2 Limited in respect of Ashmore Asian Recovery fund, EMDCD Ltd., Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership as Assignors and Salient Holdings Limited, a wholly owned subsidiary of the Company, as Assignee for purchase of DMCI-MPIC Water Company Inc.'s convertible notes and agreement dated 27 June 2008 on repayment of the exchangeable notes (exchangeable into shares of Maynilad Water Services, Inc.) by Metro Pacific Investments Corporation to Inframetro Investments Pte Ltd, for a total consideration of US$140 million (approximately HK$1,092 million); and

(w) share subscription agreement dated 9 May 2008 by PT Salim Ivomas Pratama with (i) PT Bangun Sriwijaya Sentosa, (ii) PT Lajuperdana Indah (the "Target Company") and (iii) the minority shareholders of the Target Company in relation to subscription of 60% new equity in the Target Company for an aggregate cash consideration of Indonesian Rupiah 375 billion (which is equivalent to approximately US$40.6 million and HK$316.6 million).

## 7. MISCELLANEOUS

(a) The Company Secretary of the Company is Ms. Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS(PE), FCIS.

(b) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal office of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(c) The principal share registrar and transfer office is Butterfield Fulerum Group (Bermuda) Limited, Rosebank Centre, 11 Bermuda Road, Pembroke, HM08, Bermuda.

(d) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

## 8. QUALIFICATIONS OF EXPERTS

The following is the qualification of the experts who have given opinions or advice which are contained in this Circular:

| Name | Qualification |
|---|---|
| SGV | A firm of certified public accountants as registered with the Philippine Regulatory Board of Accountancy to practice in the Philippines. |
| Ernst & Young | Certified Public Accountants. |

## 9. EXPERTS' INTERESTS IN ASSETS

As at the Latest Practicable Date, SGV and Ernst & Young did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, SGV and Ernst & Young did not have any direct or indirect interests in any assets or any securities of the Company or any member of the Group which have since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by, or leased to, the Company or any member of the Group, or which are proposed to be acquired or disposed of by, or leased to, the Company or any member of the Group.

## 10. CONSENT OF EXPERTS

As at the Latest Practicable Date, SGV and Ernst & Young have given and have not withdrawn their written consents to the issue of this Circular with the inclusion herein of their reports/letters and/or references to their name, as the case may be, in the form and context in which it appears.

## 11. GENERAL

In case of discrepancy or differences in interpretation, the English text of this Circular prevails over the Chinese text.

## 12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, on any weekday, except public holidays, for 14 days from the date of this Circular:

(a) this Circular;

(b) the memorandum of association and Bye-laws of the Company;

(c) the annual reports of the Company for the two years ended 31 December 2007 and 31 December 2008;

(d) interim report of the Company for the period ended 30 June 2009;

(e) the accountants' report on Meralco referred to in Appendix II to this Circular;

(f) the pro forma financial information of the enlarged Group as set out in Appendix III to this Circular;

(g) the material contracts referred to in the section headed "Material Contracts" in this Appendix IV;

(h) the written consents from SGV and Ernst & Young referred to in the section headed "Consent of Experts" in this Appendix IV; and

(i) the prospectus dated 4 November 2009 and the supplementary prospectus dated 10 November 2009 relating to the Company's rights issue.

FIRST
PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacific.com*
**(Stock Code: 00142)**

**NOTICE IS HEREBY GIVEN** that a special general meeting of First Pacific Company Limited ("the **Company**") will be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong on Tuesday, 30 March 2010 at 9:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following resolutions as ordinary resolutions of the Company:

(1) "**THAT:**

(a) the purchase, by Beacon Electric Asset Holdings, Inc ("**Beacon Electric**") from Pilipino Telephone Corporation ("**Piltel**") of 154,200,000 common shares of Manila Electric Company ("**Meralco**") for a total consideration of PhP23,130,000,000 (equivalent to approximately US$500.6 million and approximately HK$3,905.1 million), which is equal to PhP150 (equivalent to approximately US$3.25 and approximately HK$25.3) per common share of Meralco, pursuant to an agreement entered into on 1 March 2010 between (1) Metro Pacific Investments Corporation ("**MPIC**"), (2) Beacon Electric and (3) Piltel in relation to the reorganisation of the current shareholdings of MPIC and Piltel in Meralco with a view to consolidating their Meralco shareholdings in Beacon Electric (the "**Omnibus Agreement**") be and is hereby approved;

(b) the subscription by Piltel of 1,156,500,000 common shares of Beacon Electric at the subscription price of PhP20 (equivalent to approximately US$0.43 and approximately HK$3.38) per common share of Beacon Electric, for an aggregate subscription consideration of PhP23,130,000,000 (equivalent to approximately US$500.6 million and approximately HK$3,905.1 million), pursuant to the Omnibus Agreement, be and is hereby approved;

(c) the sale by MPIC to Piltel of 12,500 common shares of Beacon Electric for a consideration per common share equal to their par value of PhP1.00 (equivalent to approximately US$0.02 and approximately HK$0.17) per common share of Beacon Electric, resulting in Beacon Electric becoming a 50:50 joint venture of MPIC and Piltel, pursuant to the Omnibus Agreement be and is hereby approved;

((a), (b) and (c) above shall collectively be known as the "**Piltel Investment**")

(d) the entry into of the Omnibus Agreement by MPIC and Beacon Electric and the performance of their respective obligations under the Omnibus Agreement be and are hereby approved; and

(e) that any executive director of the Company be and is hereby authorized to arrange for the execution of such documents in such manner as he may consider necessary or desirable and to do, or authorize the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the Piltel Investment and the transactions contemplated by the Omnibus Agreement and/or any matter related thereto, to ratify any documents executed in relation to the Piltel Investment and/or the Omnibus Agreement, and to make or agree, or authorize the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and to grant, or authorize the Company and/or any subsidiary(ies) to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company."

(2) "**THAT**:

(a) the exercise of a call option granted by First Philippine Holdings Corporation ("**FPHC**") to Beacon Electric Asset Holdings Inc. ("**Beacon Electric**") as grantee, to acquire 74,700,000 common shares of Meralco owned by FPHC (the "**Option Shares**" and each an "**Option Share**") at an exercise price of PhP300 (equivalent to approximately US$6.49 or approximately HK$50.65) per Option Share, which equates to an aggregate price of PhP22,410,000,000 (equivalent to approximately US$485.1 million and approximately HK$3,783.5 million) for all the Option Shares pursuant to the terms of the option agreement entered into on 1 March 2010 between FPHC and Beacon Electric (the "**Call Option**") be and is hereby approved;

(b) the entry into of the Option Agreement by Beacon Electric and the performance of its obligations under the Option Agreement arising in the event of a possible exercise of the Call Option be and are hereby approved; and

(c) any executive director of the Company be and is hereby authorized to arrange for the execution of such documents in such manner as he may consider necessary or desirable and to do, or authorize the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of a possible exercise of the Call Option and/or any matter related thereto, to ratify any documents executed in relation to a possible exercise of the Call Option, and to make or agree, or authorize the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and to grant, or authorize the Company and/or any subsidiary(ies)

to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company."

By order of the Board
**First Pacific Company Limited**
**Nancy L.M. Li**
*Company Secretary*

Dated: 13 March 2010

*Notes:*

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2. A form of proxy for the special general meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

**此乃要件　請即處理**

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函之全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

**閣下如**對本通函任何方面或對應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


FIRST
PACIFIC

# FIRST PACIFIC COMPANY LIMITED
# 第一太平有限公司

*(根據百慕達法律註冊成立之有限公司)*
*網站：http://www.firstpacific.com*
**(股份代號：00142)**

## (1)主要收購事項－BEACON ELECTRIC ASSET HOLDINGS, INC.向 PILIPINO TELEPHONE CORPORATION收購MANILA ELECTRIC COMPANY股份以及PILIPINO TELEPHONE CORPORATION認購 BEACON ELECTRIC ASSET HOLDINGS, INC.之新股份

## (2)可能主要收購事項－BEACON ELECTRIC ASSET HOLDINGS, INC. 可能收購74,700,000股MANILA ELECTRIC COMPANY股份 (倘若BEACON ELECTRIC ASSET HOLDINGS, INC.行使授予BEACON ELECTRIC ASSET HOLDINGS, INC.之認購期權)

第一太平有限公司謹訂於2010年3月30日(星期二)上午9時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，召開股東特別大會之通告載於本通函第316至318頁。無論　閣下能否親身出席大會，務請盡快填妥隨附之代表委任表格及將表格交回第一太平有限公司總辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓，惟無論如何必須於大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

2010年3月13日

# 目　錄

*在本通函內，除另有定義或文義另有所指外，下列詞彙具有以下涵義：*

| | | |
|---|---|---|
| 「3月1日公告」 | 指 | 本公司日期為2010年3月1日之公告，內容有關訂立綜合協議及可能日後行使認購期權； |
| 「Meralco經修訂股東協議」 | 指 | 由Lopez集團、FPHC、First Philippine Utilities Corporation、Piltel、MPIC與PLDT於2009年11月20日訂立之經修訂、綜合及重述合作協議； |
| 「Beacon Electric」 | 指 | Beacon Electric Asset Holdings, Inc.（前稱Rightlight Holdings Inc.），於最後可行日期為MPIC之全資實益擁有附屬公司； |
| 「董事會」 | 指 | 本公司之董事會； |
| 「認購期權」 | 指 | 收購由FPHC所擁有期權股份之認購期權； |
| 「可換股債券截止日期」 | 指 | 發行可換股債券及MPIC收取認購款項當日； |
| 「可換股債券合約細則」 | 指 | MPHI與MPIC於2010年3月1日訂立之具約束力之合約細則，內容有關MPHI可能認購可換股債券； |
| 「通函」 | 指 | 本公司就建議收購事項而向股東刊發之本通函； |
| 「本公司」或「第一太平」 | 指 | 第一太平有限公司，一間根據百慕達法律註冊成立之有限公司，其股份於聯交所上市； |
| 「可換股債券」 | 指 | 可能由MPHI認購及由MPIC發行之可換股債券，其主要條款於本通函「董事會函件」內「MPHI可能認購MPIC之可換股債券」一節概述； |
| 「董事」 | 指 | 本公司之董事； |
| 「ERC」 | 指 | 能源管理委員會(Energy Regulatory Commission)，於電力行業內同時擔當準司法、準立法及行政管理職能之獨立監管機構； |

| | | |
|---|---|---|
| 「FPHC」 | 指 | First Philippine Holdings Corporation，一間控股公司，其核心業務為電力及基建業務，並提供製造業及房地產策略建議； |
| 「本集團」 | 指 | 本公司及其附屬公司； |
| 「Gwh」 | 指 | 千兆瓦小時，其中千兆瓦乃電力單位，相當於十億瓦特； |
| 「港元」 | 指 | 香港法定貨幣港元； |
| 「香港」 | 指 | 中華人民共和國香港特別行政區； |
| 「最後可行日期」 | 指 | 2010年3月11日，即本通函付印前就確定當中所載若干資料之最後可行日期； |
| 「上市規則」 | 指 | 聯交所證券上市規則； |
| 「Meralco」 | 指 | Manila Electric Company，一家菲律賓公司，其股份於菲律賓交易所上市，其為菲律賓最大之供電商，服務範圍佔地9,337平方千米，而菲律賓總人口中約有四分之一居住在上述範圍。其客戶基礎約為四百七十萬戶，包括商業、工業及住宅用戶。除供電外，Meralco亦從事若干相關業務，包括經營超過1,000千米之光纖網絡，並提供上網專線連接、都會以太網連接及災難恢復交通服務； |
| 「向Piltel收購Meralco股份事項」 | 指 | Beacon Electric根據綜合協議向Piltel購買Piltel Meralco股份（如本通函「***董事會函件***」內「***綜合協議***」一節第(3)段所述）； |
| 「MPHI」 | 指 | Metro Pacific Holdings, Inc.，本公司之菲律賓聯營公司及MPIC之控股公司； |
| 「MPIC」 | 指 | Metro Pacific Investments Corporation，一家菲律賓上市公司，本集團透過其菲律賓聯屬公司MPHI持有其約55.6%經濟權益； |

| | | |
|---|---|---|
| 「MPIC Meralco股份」 | 指 | 163,602,961股Meralco普通股，相當於MPIC將根據綜合協議向Beacon Electric出售之Meralco之已發行股本約14.5%； |
| 「MPIC-Beacon Electric認購事項」 | 指 | MPIC根據綜合協議認購額外1,156,500,000股Beacon Electric普通股及801,044,415股Beacon Electric優先股（如本通函「***董事會函件***」內「***綜合協議***」一節第(2)段所述）； |
| 「MPIC-Piltel Beacon Electric股份出售事項」 | 指 | （於本通函「***董事會函件***」內「***綜合協議***」一節第(1)至(4)項內所述之交易完成後）MPIC根據綜合協議向Piltel出售12,500股Beacon Electric普通股（如本通函「***董事會函件***」內「***綜合協議***」一節第(5)段所述）； |
| 「綜合協議」 | 指 | MPIC、Beacon Electric與Piltel於2010年3月1日訂立之協議，內容有關重組MPIC及Piltel於Meralco之現有股權，以將彼等所持有於Meralco之股權整合於Beacon Electric； |
| 「期權協議」 | 指 | FPHC與Beacon Electric於2010年3月1日訂立之期權協議，內容有關FPHC向Beacon Electric授出認購期權； |
| 「期權股份」 | 指 | 74,700,000股Meralco之普通股，將於行使認購期權時轉讓予Beacon Electric； |
| 「PBR」 | 指 | 績效為本的監管；獲國際接受之評級法，兼具獎懲機制，以公用事業之表現決定； |
| 「菲律賓」 | 指 | 菲律賓共和國； |
| 「披索」 | 指 | 菲律賓法定貨幣披索； |
| 「Piltel」 | 指 | Pilipino Telephone Corporation，一家菲律賓上市公司，並為PLDT之間接附屬公司； |

| | | |
|---|---|---|
| 「Piltel投資」 | 指 | 包括向Piltel收購Meralco股份事項、Piltel-Beacon Electric認購事項及MPIC-Piltel Beacon Electric股份出售事項(如本通函「**董事會函件**」內「**綜合協議**」一節第(3)、(4)及(5)段所述); |
| 「Piltel-Beacon Electric 認購事項」 | 指 | Piltel根據綜合協議認購1,156,500,000股Beacon Electric普通股(如本通函「**董事會函件**」內「**綜合協議**」一節第(4)段所述); |
| 「Piltel Meralco股份」 | 指 | 154,200,000股Meralco普通股,相當於Piltel將根據綜合協議向Beacon Electric出售之Meralco之已發行股本約13.7%; |
| 「Piltel買賣協議」 | 指 | Piltel與Beacon Electric於2010年3月1日訂立之買賣協議,以記錄向Piltel收購Meralco股份事項; |
| 「Piltel認購協議」 | 指 | Piltel與Beacon Electric於2010年3月1日訂立之認購協議,以記錄Piltel-Beacon Electric認購事項; |
| 「PLDT」 | 指 | Philippine Long Distance Telephone Company,本集團擁有26.5%權益之聯營公司; |
| 「財產股息」 | 指 | (i)作為認購期權之部分條款,FPHC將擁有權利可獲收取可能就MPIC Meralco股份、Piltel Meralco股份及Piltel所持有之餘下68,800,000股Meralco普通股所宣佈派發及分派之若干財產股息(有待Beacon Electric行使認購期權以及收購期權股份)及(ii) FPHC將擁有權利可保留可能就有關期權股份所宣佈派發或分派之若干財產股息(有待Beacon Electric行使認購期權以及收購期權股份),詳情載於本通函「**董事會函件**」內「**認購期權及期權協議**」一節; |
| 「菲律賓交易所」 | 指 | 菲律賓證券交易所; |
| 「股東特別大會」 | 指 | 本公司於2010年3月30日(星期二)上午9時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行之股東特別大會,召開大會之通告載於本通函; |

| | | |
|---|---|---|
| 「SGV」 | 指 | Sycip Gorres Velayo & Co，為安永國際會計師事務所環球網路之成員公司，及在Philippine Regulatory Board of Accountancy註冊之執業會計師事務所，以於菲律賓執業； |
| 「股東」 | 指 | 本公司股東； |
| 「聯交所」 | 指 | 香港聯合交易所有限公司； |
| 「美國」 | 指 | 美利堅合眾國；及 |
| 「美元」 | 指 | 美國法定貨幣美元。 |

*除另有指明外，本通函所引述貨幣價值的換算為概約數值，匯率為1.00美元兑46.2披索及兑7.8港元。百分比及以百萬顯示的數額均已約整。*



# FIRST PACIFIC COMPANY LIMITED
# 第一太平有限公司

*(根據百慕達法律註冊成立之有限公司)*
*網站：http://www.firstpacific.com*
**(股份代號：00142)**

*主席：*
林逢生

*執行董事：*
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

*非執行董事：*
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣
Napoleon L. Nazareno

*獨立非執行董事：*
Graham L. Pickles
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
鄧永鏘爵士，*KBE*
唐駿

*香港總辦事處：*
香港
中環
康樂廣場八號
交易廣場第二座
二十四樓

*註冊辦事處：*
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

**(1)主要收購事項－BEACON ELECTRIC ASSET HOLDINGS, INC.向PILIPINO TELEPHONE CORPORATION收購MANILA ELECTRIC COMPANY股份以及PILIPINO TELEPHONE CORPORATION認購BEACON ELECTRIC ASSET HOLDINGS, INC.之新股份**

**(2)可能主要收購事項－BEACON ELECTRIC ASSET HOLDINGS, INC.可能收購74,700,000股MANILA ELECTRIC COMPANY股份(倘若BEACON ELECTRIC ASSET HOLDINGS, INC.行使授予BEACON ELECTRIC ASSET HOLDINGS, INC.之認購期權)**

## 概覽

謹請參閱3月1日公告，據此，本公司宣佈，於2010年3月1日，MPIC、Piltel及Beacon Electric訂立綜合協議。根據綜合協議，MPIC及Piltel已同意重組彼等目前於Meralco之股權。目前擬於根據綜合協議所擬進行之交易完成後，Beacon Electric將成為MPIC與Piltel按50：50之比例持有的合營企業。

MPIC為一家菲律賓上市公司，本集團透過其菲律賓聯屬公司MPHI持有其約55.6%經濟權益。Piltel為一家菲律賓上市公司，並為本集團擁有26.5%權益之聯營公司PLDT的間接附屬公司。於最後可行日期，Beacon Electric為MPIC全資擁有之特殊目的投資機構，成立目的僅為持有Meralco股份。

根據綜合協議，MPIC及Piltel會分別將約1.636億股Meralco普通股（相當於Meralco約14.5%權益）及約1.542億股Meralco普通股（相當於Meralco約13.7%權益）整合於Beacon Electric，使Beacon Electric擁有Meralco約28.2%權益及成為Meralco之單一最大股東。

本公司亦於3月1日公告中宣佈，本公司於2009年11月10日刊發之公告內所述的認購期權（將由FPHC授予MPIC，其賦予權利可購買Meralco普通股，相當於Meralco約6.6%權益）已經於2010年3月1日授予Beacon Electric。

本通函旨在向　閣下提供以下進一步詳情：

1. 綜合協議；
2. Piltel投資；及
3. 認購期權。

## 綜合協議

綜合協議擬進行以下各項主要交易：

(1) MPIC向Beacon Electric出售其所持有之163,602,961股Meralco普通股，相當於Meralco之已發行股本約14.5%，有關總作價為24,540,444,150披索（相等於約5.312億美元及約41.432億港元），即每股Meralco普通股150披索（相等於約3.25美元及約25.3港元）；

(2) **MPIC-Beacon Electric認購事項**：MPIC認購額外1,156,500,000股Beacon Electric普通股及801,044,415股Beacon Electric優先股，有關認購價為每股Beacon Electric普通股20披索（相等於約0.43美元及約3.38港元）及每股

Beacon Electric優先股10披索(相等於約0.22美元及約1.69港元),以致總認購作價為31,140,444,150披索(相等於約6.740億美元及約52.575億港元);

(3) **向Piltel收購Meralco股份事項**:Beacon Electric向Piltel購買154,200,000股Meralco普通股,相當於Meralco之已發行股本約13.7%,有關總作價為23,130,000,000披索(相等於約5.006億美元及約39.051億港元),即每股Meralco普通股150披索(相等於約3.25美元及約25.3港元);

(4) **Piltel-Beacon Electric認購事項**:Piltel認購1,156,500,000股Beacon Electric普通股,有關認購價為每股Beacon Electric普通股20披索(相等於約0.43美元及約3.38港元),以致總認購作價為23,130,000,000披索(相等於約5.006億美元及約39.051億港元);

(5) **MPIC-Piltel Beacon Electric股份出售事項**:(於上述第(1)至(4)項內所述之交易完成後)MPIC向Piltel出售12,500股Beacon Electric普通股,每股普通股之作價等於其面值1.00披索(相等於約0.02美元及約0.17港元),以致Beacon Electric成為MPIC與Piltel按50:50之比例持有的合營企業;及

(6) MPIC向Beacon Electric出讓獲授予認購期權之權利。

第(1)項及第(2)項乃有關MPIC將Meralco股份注入Beacon Electric及認購Beacon Electric之新股份,為內部重組本集團於Meralco持有之權益的一部分。

第(3)項、第(4)項及第(5)項於下文統稱為「Piltel投資」。

**Piltel投資**

Piltel投資包括向Piltel收購Meralco股份事項、Piltel-Beacon Electric認購事項及MPIC-Piltel Beacon Electric股份出售事項,並可能約於2010年5月左右完成。

*A. 向Piltel收購Meralco股份事項*

根據上市規則,向Piltel收購Meralco股份事項為本集團收購Meralco之進一步權益。向Piltel收購Meralco股份事項進一步以Piltel買賣協議作為文件記錄。向Piltel收購Meralco股份事項須待以下條件獲履行後,方可完成:

(a) Piltel之董事會、MPIC之董事會及本公司之董事會批准;

(b) 本公司之股東批准；及

(c) Piltel之股東批准。

向Piltel收購Meralco股份事項之作價乃根據MPIC向Beacon Electric投入Meralco股份之價格(即MPIC對Meralco之平均投資成本)而釐定，並較Meralco股份於2010年3月1日之價格(即每股Meralco股份182披索(相等於約3.94美元及約30.73港元))折讓17.6%。

Piltel將根據Piltel投資轉讓予Beacon Electric之權利、所有權及權益須包括(i) Meralco自2010年3月1日以來就Piltel Meralco股份以股份股息之方式發行的所有股份；(ii)自2010年3月1日以來就Piltel Meralco股份宣佈派發或支付之所有財產或現金股息，惟有關Piltel Meralco股份之財產股息(如本通函內下文「***認購期權及期權協議***」一節所述)除外；(iii)自2010年3月1日以來就Piltel Meralco股份累計之一切其他權利；及(iv)上述各項所得之款項。Piltel可於未來某時間根據Piltel與Beacon Electric可能協定之有關條款及條件向Beacon Electric轉讓其所持有餘下之68,800,000股Meralco普通股。

有關MPIC Meralco股份之相同權利、所有權及權益將會轉讓予Beacon Electric。為免生疑問，有關MPIC Meralco股份之權利、所有權及權益亦將不包括有關MPIC Meralco股份之財產股息(如本通函內下文「***認購期權及期權協議***」一節所述)。

*B. Piltel-Beacon Electric認購事項及MPIC-Piltel Beacon Electric股份出售事項*

Piltel-Beacon Electric認購事項及MPIC-Piltel Beacon Electric股份出售事項為出售本集團於Beacon Electric之部分權益，完成時，Beacon Electric將成為MPIC與Piltel按50：50之比例持有的合營企業。

Piltel-Beacon Electric認購事項進一步以Piltel認購協議作為文件記錄。Piltel-Beacon Electric認購事項及MPIC-Piltel Beacon Electric股份出售事項須待以下條件獲履行後方可完成：

(a) Piltel之董事會、MPIC之董事會及本公司之董事會批准；

(b) 本公司之股東批准；及

(c) Piltel之股東批准。

Piltel-Beacon Electric認購事項之作價乃根據MPIC-Beacon Electric認購事項之價格而釐定。

MPIC-Piltel Beacon Electric股份出售事項之作價乃根據MPIC於Beacon Electric之投資的原成本（即MPIC所持有之最初25,000股Beacon Electric普通股的面值(1.00披索（相等於約0.02美元及約0.17港元））而釐定，旨在確保於Piltel投資完成時，MPIC與Piltel各自將會持有Beacon Electric之50%普通股股本。

*C.　Piltel投資有關上市規則之含意*

根據上市規則，向Piltel收購Meralco股份事項為本集團收購Meralco之進一步權益。Piltel-Beacon Electric認購事項及MPIC-Piltel Beacon Electric股份出售事項均為出售本集團於Beacon Electric之部分權益。根據上市規則第14.24條，如交易同時涉及收購及出售事項，有關交易將會參照收購及出售事項兩者數額的較高者來分類。

有關交易的出售元素及有關交易的收購元素各自適用的一個或多個百分比率為25%以上，但出售事項及收購事項各自適用的每個百分比率分別均低於75%或100%。因此，根據上市規則，Piltel投資之出售元素及收購元素各自均構成本公司一項主要交易。因此，Piltel投資須獲得本公司股東批准後，方可作實。收購事項元素（當與本集團先前收購Meralco權益之事項合併計算）為Piltel投資兩個元素中的較大者，因此，根據上市規則，Piltel投資分類為主要收購事項。

本公司預期將不會就Piltel投資錄得任何損益。

於Piltel投資完成後，Beacon Electric將不再是MPIC之附屬公司，而將成為MPIC與Piltel按50：50之比例持有的合營企業。本集團目前透過MPIC於Meralco擁有約14.5%實際權益，於Piltel投資完成後，將透過Beacon Electric於Meralco擁有約14.1%實際權益（並無計及下文所述認購期權可能獲行使之影響）。

**綜合協議內有關Beacon Electric作為合營企業之建議管治安排及股東權利**

綜合協議內亦規定在Piltel投資完成的情況下有關Beacon Electric作為MPIC與Piltel的合營企業之若干管治安排及若干股東權利。管治安排及股東權利須待獲得本公司股東之批准後，方可作實。該等安排之主要條款概述如下：

*董事會組成*

Beacon Electric之董事會須由五(5)名董事組成，其中兩名須由MPIC提名（只要MPIC仍然持有Beacon Electric之50%已發行普通股），另外兩名須由Piltel提名（只要Piltel仍然持有Beacon Electric之50%已發行普通股）。餘下一名董事須由Beacon Electric

之股東提名，但MPIC與Piltel須同意提名及表決贊成選舉彭澤仁先生為Beacon Electric之第五(5)名董事(只要彭澤仁先生仍然為MPIC及Piltel之主席)。

*法定人數及表決*

大多數Beacon Electric董事即構成董事會會議的法定人數，但有關法定人數須包括一名MPIC獲提名人及一名Piltel獲提名人。

提呈Beacon Electric董事會的事宜須獲得Beacon Electric之公司章程細則所指明的董事總數之大多數贊成票而批准，但(其中包括)以下事宜須獲得分別獲MPIC及Piltel提名之董事各一名的贊成票：

(i) 處置Beacon Electric所擁有之所有或幾乎所有Meralco股份或使其負有產權負擔或收購額外Meralco股份而須Beacon Electric股東之資金支持；

(ii) 重大更改Beacon Electric之業務或終止進行Beacon Electric之業務或其任何主要部分；

(iii) 對Beacon Electric進行任何合併或整合，或重組或合併Beacon Electric或其任何業務；

(iv) 促使或批准決議案讓Beacon Electric所提名之Meralco董事在Meralco之任何董事會會議上表決批准(a) Meralco之業務或其任何主要部分有任何重大變動，或(b) Meralco與任何其他公司或實體進行任何形式之合併或合併入任何其他公司或實體或重組或合併Meralco或其任何業務，或(c) Meralco清盤，及(d)若干有關債權人之事宜；

(v) 促使或採取任何步驟實施Beacon Electric之清盤或通過決議案使Beacon Electric結業；

(vi) 向任何法院、行政機構或審裁處申請頒令舉行債權人或任何類別債權人或股東或任何類別股東之會議或批准與Beacon Electric之債權人或股東作出任何妥協或安排；

(vii) 收購任何法團或人士之股本、股本權益、義務或其他證券或對其出資或作出其他投資(不論作為擔保人、擔保或其他)，或收購(i)該法團或人士或(ii)該人士所從事之業務的所有或幾乎所有資產，在各情況下均不論直接或間接，而所涉及之金額或需要Beacon Electric作出之資金承擔金額超過5千萬美元(相等於約3.90億港元)；

(viii) 對任何附屬公司或聯屬公司作出任何直接或間接投資或財務支持超過1千萬美元（相等於約7.8千萬港元）；

(ix) 資本支出（不論單一交易或一連串相關交易）超過5千萬美元（相等於約3.90億港元）；

(x) 設立執行委員會或其他委員會及將Beacon Electric董事會之任何權力轉授予執行委員會；

(xi) 修訂公司章程；

(xii) 增加或減少股本；

(xiii) 採納或修訂公司章程細則；

(xiv) 將Beacon Electric之所有或幾乎所有資產或財產出售、租賃、交換、按揭、質押或進行其他處置；

(xv) 招致、創設或增加擔保債務；

(xvi) Beacon Electric與任何一家或多家法團進行任何形式之合併或整合；

(xvii) 將公司資金投資於任何其他法團或業務或用作組織Beacon Electric之主要目的以外之目的；

(xviii) 解散Beacon Electric；及

(xix) 宣佈派發或發行股份股息。

*股東批准*

除若干保留事宜須取得Beacon Electric已發行股本最少三分之二的贊成票外，所有提呈股東批准之公司行動均須獲得Beacon Electric已發行股本之大多數批准，惟有關大多數必須包括最少一(1)股由MPIC所持有之Beacon Electric普通股及一(1)股由Piltel所持有之Beacon Electric普通股。

*股份及分派*

Beacon Electric所有無限制保留之盈利須從速作為股息分派，惟須受Beacon Electric之銀行債權人所施加的任何適用股息限制的規限。Beacon Electric之董事會須(a)於其經審核賬目完成後三(3)個月內從無限制保留盈利宣佈就Beacon Electric之優先股

派發股息，及(b)在普通股持有人所提名之任何董事動議時宣佈從Beacon Electric之其餘無限制保留盈利向普通股持有人派發股息(就Beacon Electric之優先股支付應付股息後)。

*僵局*

協議載有僵局條文，在有關各方在Beacon Electric之公司章程細則內所載若干事宜方面影響到Beacon Electric之架構、管理或業務進行的重大決定出現僵局，而其持續不間斷達六個公曆月之時間導致Beacon Electric不能有利潤地經營的情況下適用。在該情況下，可發出終止通知，讓有關各方開會討論有關僵局的合適解決辦法，包括由其中一方出售股份。其中一方收購另一方之所有或部分股份的責任須符合適用法律及規例以及取得任何所需監管批准及同意，包括根據任何有關證券交易所所需之任何批准及同意。

*優先股權利*

Beacon Electric優先股並無表決權，可由Beacon Electric贖回，而並無可優先認購任何由Beacon Electric所發行之股份或可換股債務證券或認股權證的權利。優先股股東有權收取股息，在結業時亦有優先權。

*於Meralco之任命董事*

Beacon Electric須從MPIC及Piltel所提供之提名列表中提名其於Meralco之任命董事(於本文中，每名Meralco任命董事稱為「Meralco任命董事」，並統稱為「該等Meralco任命董事」)，於Meralco之各股東週年大會上獲選擔任Meralco董事會成員；惟須從MPIC及Piltel所提供之各提名列表中挑選相同人數之該等Meralco任命董事；而倘Beacon Electric之該等Meralco任命董事人數為單數，剩餘之一名Meralco任命董事須首先從MPIC所提供之提名列表中挑選，其後從Piltel所提供之提名列表中挑選。

Beacon Electric須就其於Meralco之股份投票，並採取一切所需行動以推選該等Meralco任命董事。

在對各Meralco任命董事有關彼作出獨立及最佳營商判決之職責並無偏見之情況下，Beacon Electric須促使各自於Meralco董事會內之該等Meralco任命董事作出一致表決。

*Meralco董事委員會*

倘Beacon Electric有權提名任何Meralco董事委員會成員獲Meralco董事會委任，Beacon Electric須促使該等Meralco任命董事共同提名並投票贊成委任可能由Beacon Electric董事會從MPIC與Piltel互相同意之提名列表中挑選之該等合資格人士，作為Meralco董事委員會成員。

*綜合協議之其他條款*

綜合協議載有慣常條文，訂明股東向任何第三者轉讓Beacon Electric股份時關於轉讓Beacon Electric股份之優先放棄權以及跟隨權的規定。

**認購期權及期權協議**

謹請參閱本公司於2009年11月10日刊發之公告，內容有關FPHC同意向MPIC授予收購認購期權之權利。認購期權為向FPHC購買期權股份之期權，該等股份佔Meralco之已發行普通股股本約6.6%。FPHC同意向MPIC授予收購認購期權之權利一事乃作為本公司一項須予披露之交易而宣佈。

另外亦謹請參閱本公司於2010年1月29日刊發之公告，當中宣佈FPHC向MPIC授予認購期權之限期已延遲至2010年2月28日。有鑑於授予認購期權之限期2010年2月28日為星期日，有關各方已經同意將授予認購期權之限期視為緊隨2010年2月28日後之營業日，即2010年3月1日。

以各董事所知所信，並經過所有合理查詢，FPHC及其最終實益擁有人均是本公司及其關連人士的獨立第三者。

根據綜合協議，MPIC已經同意將其獲授予認購期權之權利出讓予Beacon Electric。因此，於2010年3月1日，FPHC與Beacon Electric訂立期權協議，其主要條款概述如下：

| | |
|---|---|
| 有關各方： | FPHC（作為認購期權之授予人）及Beacon Electric（作為承授人）。 |
| 期權股份： | 在菲律賓交易所上市之74,700,000股Meralco普通股，相當於Meralco之已發行股本約6.6%。 |

| | |
|---|---|
| 行使價： | 每股期權股份300披索（相等於約6.49美元及約50.65港元），亦即所有期權股份之總價格為224.1億披索（相等於約4.851億美元或約37.835億港元）。<br><br>行使價乃MPIC與FPHC經考慮Meralco之市場價格趨勢及預計未來業務前景後按公平原則磋商釐定。 |
| 行使期： | Beacon Electric只可於2010年3月15日起至2010年5月15日午夜期間內行使認購期權之全部（而不可只行使一部分）。 |
| 認購期權金： | Beacon Electric已就授予認購期權而支付3,000,000披索（相等於約64,935美元或約506,494港元）之款項。認購期權金乃按公平原則磋商而釐定。 |

作為訂約各方經公平磋商後，認購期權之部分條款，FPHC將擁有權利可獲收取可能就MPIC Meralco股份、Piltel Meralco股份及Piltel所持有之餘下68,800,000股Meralco普通股所宣佈派發及分派之若干財產股息（有待Beacon Electric行使認購期權以及收購期權股份）。就期權股份而言，在Beacon Electric行使認購期權的情況下，FPHC將擁有權利可保留可能就有關期權股份所宣佈派發或分派之若干財產股息。有關FPHC有權可出讓或保留之潛在財產股息的估計價值約為每股Meralco股份2.94披索（相等於約0.064美元及約0.496港元）。財產股息一經宣佈派發及分派，應包括Meralco若干非上市股份之投資，預期應主要包括於Rockwell Land Corporation之股份。Rockwell Land Corporation乃Meralco擁有51%之附屬公司，從事房地產業務。

於最後可行日期，尚未決定是否會行使認購期權，任何有關決定須留待MPIC及Beacon Electric各自之董事會商議。然而，股東應注意，認購期權之行使期較短，並於2010年5月15日屆滿。預期MPIC及Beacon Electric將各於2010年3月15日認購期權行使期間開始後但於2010年3月30日前召開董事會會議，以考慮會否行使認購期權。股東將可通過本公司在本公司網站(*http://www.firstpacific.com*)及聯交所網站(*http://www.hkexnews.hk*)發表公告之方式，於股東特別大會日期前獲知會(如MPIC及Beacon Electric各自之董事會批准任何有關認購期權之行動)。為使MPIC及Beacon Electric各自之董事會具有靈活性可行使認購期權（倘若彼等日後決定如此），本公司建議根據上市規則尋求其股東批准可能於未來行使認購期權作為本公司之主要交易。就此情況，董事認為於2010年3月15日後但於股東特別大會日期前以公告方式通知股東有關MPIC及／或Beacon Electric各自之董事會所採取任何行動之最新進展，將不會構成提供資料而須押後股東特別大會。

倘若於Piltel投資完成前行使認購期權，則行使認購期權將會構成MPIC之全資實益擁有之附屬公司進一步收購Meralco股份事項。根據上市規則，以此基準，有關事項將會分類為本公司一項主要交易（收購事項）。此乃由於一個或多個適用百分比率（合併計算）會達25%以上，但所有適用百分比率均低於100%。

本集團目前透過Beacon Electric於Meralco擁有約14.5%實際權益。倘若認購期權獲行使及倘若Piltel投資完成，則本集團將會透過Beacon Electric於Meralco擁有約17.4%實際權益。

倘若認購期權獲行使及倘若Piltel投資及將MPIC Meralco股份轉讓予Beacon Electric之事項均完成，則Beacon Electric將會持有Meralco之已發行普通股股本約34.8%權益。

如本公司日期為2009年11月10日及2009年11月23日之公告以及本公司就供股而於2009年11月10日刊發之補充章程第25頁所指，本公司之菲律賓法律顧問確認，在此意見之情況下MPIC執行及交付認購期權，或由MPIC 行使認購期權，均不會觸發菲律賓證券監管守則或其經修訂實施規則及規例項下之強制性標購責任。菲律賓法律顧問確認，在此意見之情況下訂立期權協議或由Beacon Electric行使認購期權，同樣均不會觸發菲律賓證券監管守則或其經修訂實施規則及規例項下之強制性標購責任。

*在認購期權獲行使的情況下，Meralco之股東協議及Meralco董事會代表*

倘若Beacon Electric行使認購期權，則Meralco經修訂股東協議將予以修訂，以包括Beacon Electric為其中一方，並訂明Meralco經修訂股東協議各方有關提呈Meralco股東批准之事宜的聯合表決事宜。

根據Meralco經修訂股東協議，倘若認購期權獲行使，Lopez集團將能就其所持有之其餘約6.6% Meralco普通股提名一名Meralco董事，而Beacon Electric及Piltel將能提名四名Meralco董事。Lopez集團及Beacon Electric/Piltel合共將能提名Meralco九名非獨立董事中的其中五名。

倘若認購期權獲行使，則認購期權之行使價部分將來自銀團根據Beacon Electric與銀團所訂立之合約細則所向Beacon Electric提供之10年期有期銀行貸款，為數最多達180億披索（相等於約3.896億美元及約30.390億港元）。銀行貸款對Beacon Electric股東並無追索權。有關融資將以將由Beacon Electric擁有或收購之若干數目的Meralco股份作為抵押，並將會分為最多達118億披索（相等於約2.554億美元或約19.922億港元）的固定利率批次及最多達62億披索（相等於約1.342億美元及約10.468億港元）的浮動利率批次。銀行貸款合約細則表明有待訂立合約，並須獲得若干內部批准後，方可作實。

**MPHI可能認購MPIC之可換股債券**

誠如上文「**綜合協議**」第(2)段所述，倘若行使認購期權，則現擬支付行使價所需資金的剩餘部分會以MPIC可能認購Beacon Electric優先股所得之款項提供。為使MPIC能提供有關融資予Beacon Electric（倘若行使認購期權），於2010年3月1日，MPHI與MPIC訂立可換股債券合約細則，據此，MPIC可（透過MPIC於認購期權行使期內任何時間向MPHI發出「提取通知」），要求MPHI認購總額最多為66億披索（相等於約1.429億美元及約11.143億港元）之可換股債券，其將由MPIC發行。

可換股債券之主要條款概述如下：

| | |
|---|---|
| 到期日： | 發行日期起計3年。 |
| 地位： | 優先，無抵押。 |
| 票面息率： | 每年4.5厘，每半年於期終支付。 |
| 單位發行價： | 100.00披索（相等於約2.16美元及約16.88港元）。 |
| 換股： | 可按每股MPIC普通股3.25披索（相等於約0.07美元及約0.55港元）之初步換股價換股為MPIC新普通股，惟可就影響MPIC股本之事宜作出慣常調整。須就換股價作出調整之事件將包括MPIC作出或支付之「資本分派」。「資本分派」之定義將包括（其中包括）就MPIC超出相當於宣佈相關股息之前十二個月MPIC平均市值3.5%之總額之財政年度作出或支付現金股息。 |

| | |
|---|---|
| | 初步換股價較MPIC股份於2010年3月1日之收市價(即2.85披索(相等於約0.06美元及約0.48港元))溢價約14.0%。 |
| 截止日期： | 發行可換股債券及MPIC收到認購款項之日期。 |
| 換股期： | 緊隨可換股債券截止日期一周年之日起至緊接最終贖回日期前第10個營業日(包括該日)止期間內任何時間。 |
| 發行人選擇：提前贖回 | 緊隨可換股債券截止日期一周年之日起任何時間，倘若MPIC普通股於任何連續不少於30個交易日期間在菲律賓交易所所報之收市價不少於該期間適用之換股價的140%或可換股債券最少90%之本金已經獲換股、贖回、購買或註銷，則MPIC有權(以發出不少於30日及不多於60日之不可撤回通知之方式)，按可換股債券之增值加任何就此累計之利息贖回可換股債券。然而，MPHI有權於換股期內任何時間換股可換股債券，而有關權利須凌駕MPIC之贖回權。 |
| 最終贖回： | 將於可換股債券截止日期3周年當天按每單位103.21披索(相等於約2.23美元及約17.3港元)之最終贖回價發生。 |

倘若進行可能認購MPIC可換股債券事項，則根據上市規則，行使可換股債券一事將會構成本公司一項交易。本公司將就未來任何可換股債券之換股時於有需要時遵守上市規則之所有適用規定。

## Piltel投資及可能行使認購期權對本集團之資產、負債及盈利之影響

*資產及負債*

本通函附錄三載有經擴大集團之未經審核備考綜合資產及負債報表。

完成Piltel投資後，Beacon Electric將成為一家共同控制實體，由MPIC及Piltel按50：50之比例擁有。Beacon Electric之業績將由本集團以權益法入賬。故此，待完成(i) Piltel投資及可能行使認購期權及(ii)僅Piltel投資後，經擴大集團之未經審核備考綜合資產及負債仍維持不變。請參閱本通函第297頁至第301頁之經擴大集團之未經審核綜合備考資產負債表附註。

Beacon Electric現時乃MPIC之全資實益擁有之附屬公司。故此，待可能行使認購期權(而無完成Piltel投資)後，經擴大集團之未經審核備考綜合資產及負債將上升約3.422億美元(相等於約26.692億港元)。請參閱本通函第301頁至第303頁之經擴大集團之未經審核綜合備考資產負債表附註。

*盈利*

即使Piltel投資對本集團之盈利並無重大影響，惟預期可能行使認購期權將使盈利受到攤薄。然而，鑑於Meralco之往績記錄、盈利能力、特許權價值及客戶群，加上Meralco與MPIC/Piltel/PLDT之間將會產生之協同效益，董事相信Piltel投資及可能行使認購期權應可增強本集團之業務發展，並會對本集團未來之盈利具正面影響。

**進行Piltel投資的原因**

Piltel投資之影響為將MPIC與Piltel於Meralco之股權整合於Beacon Electric，從而使Beacon Electric成為Meralco之單一最大股東，並讓Beacon Electric可動用銀行貸款融資以購買額外Meralco股份。

**尋求股東批准可能行使認購期權事項的原因及(如適用)認購可換股債券的原因**

透過尋求第一太平股東預先批准可能行使認購期權事項，本公司擬使Beacon Electric及MPIC各自之董事會能(倘若彼等決定)於認購期權行使期內行使認購期權，並根據期權協議完成認購期權；倘若於行使認購期權後方尋求第一太平股東批准，則不可能進行。倘若認購期權獲行使及倘若Piltel投資及將MPIC Meralco股份轉讓予Beacon Electric之事項均完成，則Beacon Electric將會持有Meralco之已發行普通股股本約34.8%權益，而Beacon Electric將就有關Meralco且須獲取佔已發行股票三分之二股東批准之一切事宜擁有否決權。

MPHI只會在Beacon Electric及MPIC決定行使認購期權的情況下，方會認購可換股債券。然而，在該情況下，董事認為，可換股債券之建議條款為向MPIC提供進一步融資之合理條款。

**董事之意見及推薦建議**

董事相信，根據綜合協議、Piltel買賣協議、Piltel認購協議、認購期權及期權協議所擬進行之各項交易（或有關只屬可能交易之該等交易，則指如根據本通函內所概述之條款實行）屬一般商務條款，並已（或有關只屬可能進行之交易，則指如根據本通函內所概述之條款實行）經有關各方按公平原則磋商而釐定。董事亦相信，該等交易（或可能交易）之條款（或有關只屬可能進行之交易，則指如根據本通函內所概述之條款實行）屬公平合理，並且符合股東的整體利益。因此，董事推薦股東於股東特別大會上投票贊成決議案，以批准Piltel投資及可能於日後行使認購期權。

**一般事項**

本公司為一家建基於香港的投資及管理公司，業務位於亞洲。本公司業務以經營電訊、消費性食品、基建及天然資源為主。

MPHI為本公司之菲律賓聯屬公司，並為MPIC之控股公司。

MPIC為一家菲律賓公司，因本公司一間聯屬公司之股本權益關係而組成本集團其中一部分。MPIC股份於菲律賓交易所上市。本集團目前持有MPIC約55.6%之應佔經濟權益。MPIC為在菲律賓之旗艦基建公司，持有食水配送、收費道路、供電、健康護理以及港口發展等權益。

Piltel為一家投資控股公司，其於Meralco擁有約19.8%權益。Piltel約99.5%權益由Smart Communications, Inc.持有，而Smart Communications, Inc.則由PLDT全資擁有。

PLDT為本集團擁有26.5%權益之聯營公司。

FPHC之主要業務分部為菲律賓之發電、道路及收費道路營運、建造及銷售商品，以及房地產業務。

Meralco為一家菲律賓公司，其股份於菲律賓交易所上市。其為菲律賓最大之供電商，服務範圍佔地9,337平方千米，而菲律賓總人口中約有四分之一居住在上述範圍。其客戶基礎約為四百七十萬戶，包括商業、工業及住宅用戶。除供電外，Meralco亦從事若干相關業務，包括經營超過1,000千米之光纖網絡，並提供上網專線連接、都會以太網連接及災難恢復交通服務。

根據菲律賓財務報告準則(「PFRS」)，Meralco於2009年12月31日之資產淨值為571.01億披索(相等於約12.36億美元及約96.404億港元)。Meralco截至2009年12月31日止財政年度計入稅項及非常項目前後之純利分別為92.62億披索(相等於約1.937億美元及約15.111億港元)及60.05億披索(相等於約1.256億美元及約9.797億港元)。Meralco截至2008年12月31日止財政年度計入稅項及非常項目前後之純利分別為52億披索（相等於約1.164億美元及約9.078億港元）及28億披索（相等於約6.27千萬美元及約4.888億港元）。

根據國際財務報告準則(「IFRS」)，Meralco於2009年12月31日之資產淨值為582.96億披索(相等於約12.618億美元及約98.422億港元)。Meralco截至2009年12月31日止財政年度計入稅項及非常項目前後之純利分別為98.12億披索(相等於約2.052億美元及約16.008億港元）及65.76億披索（相等於約1.375億美元及約10.728億港元）。Meralco截至2008年12月31日止財政年度計入稅項及非常項目前後之純利分別為78.75億披索（相等於約1.763億美元及約13.748億港元)及41億披索（相等於約9.18千萬美元及約7.158億港元）。

Beacon Electric為一家於2010年新成立之菲律賓公司，旨在進行根據綜合協議所擬進行之交易。Beacon Electric之全部已發行股本由MPIC實益擁有。於根據綜合協議所擬進行之Piltel投資完成時，Beacon Electric將會由MPIC與Piltel按50：50之比例共同擁有。有鑑於Beacon Electric為一家新註冊成立之公司，並無有關Beacon Electric於緊接3月1日公告日期前兩個財政年度之純利資料。

## 股東特別大會

本公司謹訂於2010年3月30日（星期二）上午9時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，召開股東特別大會之通告載於本通函第316至318頁。

股東特別大會上將以投票方式進行表決。

隨函附奉股東特別大會適用之代表委任表格。無論股東能否親身出席大會，務請盡快填妥隨附之代表委任表格及將表格交回本公司之總辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓，惟無論如何必須於大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

據董事所知及所信，於最後可行日期，概無股東在股東特別大會舉行之前於股東特別大會上提呈之決議案事宜擁有重大權益，以致其必須放棄投票。然而，考慮到彭澤仁先生、唐勵治先生及Albert F. del Rosario大使分別於本公司、MPIC及PLDT擁有合計約1.25%（約為48,197,866股普通股）、約0.06%及約0.24%股權，該等董事將於股東特別大會上放棄投票。於建議交易中擁有重大權益之任何股東（連同其聯繫人士）均不得於股東特別大會上投票。

## 其他資料

根據上市規則第4.03條，將由上市發行人收購之業務之會計師報告須由符合專業會計師條例（香港法例第50章）所定資格可獲委任為本公司核數師之專業會計師編製。第4.03條另規定，倘上市發行人就收購海外公司刊發通函，聯交所或會容許聯交所接納並非完全符合資格規定之會計師行所編製之會計師報告，惟該會計師行一般須具有國際名望及聲譽，並為認可會計師團體之成員。

根據聯交所於2010年1月25日授出之豁免，聯交所已豁免本公司嚴格遵守第4.03條規定之責任，並允許SGV編製Meralco之會計師報告（載於本通函附錄二），以供載入本通函。

本通函附錄載有其他資料，敬希垂注。

此致

*列位股東*　台照

承董事會命
**第一太平有限公司**
**彭澤仁**
*常務董事兼行政總監*
謹啟

2010年3月13日

## 1. 本集團之財務業績及狀況概要

以下財務資料摘錄自本公司截至二零零七年及二零零八年十二月三十一日止年度年報所刊載之本集團經審核綜合財務報表，以及本公司截至二零零九年六月三十日止六個月中期報告所刊載之本集團未經審核簡略綜合中期財務報表。

| | 截至二零零九年六月三十日止六個月 | 截至十二月三十一日止年度 | | |
|---|---|---|---|---|
| | | 二零零八年 | 二零零七年 | 二零零六年 |
| | *百萬美元*<br>(未經審核) | *百萬美元*<br>(經審核) | *百萬美元*<br>(經審核) | *百萬美元*<br>(經審核) |
| 營業額 | 1,809.1 | 4,105.3 | 3,040.8 | 2,474.8 |
| 除税前溢利 | 353.3 | 397.4 | 754.5 | 293.3 |
| 税項 | (52.7) | (61.4) | (94.0) | (71.6) |
| 期／年內持續業務溢利 | 300.6 | 336.0 | 660.5 | 221.7 |
| 期／年內一項已終止業務溢利 | 2.7 | 0.6 | 5.1 | – |
| 未計少數股東權益前溢利 | 303.3 | 336.6 | 665.6 | 221.7 |
| 少數股東權益 | (139.0) | (135.8) | (160.8) | (57.2) |
| 母公司擁有人應佔溢利 | 164.3 | 200.8 | 504.8 | 164.5 |
| 普通股股息 | | | | |
| 中期－二零零九年：每股0.51美仙(二零零八年：0.38美仙、二零零七年：0.26美仙、二零零六年：0.13美仙) | 16.5 | 12.3 | 8.2 | 4.1 |
| 特別－二零零八年：每股無(二零零七年：0.38美仙、二零零六年：0.12美仙) | 不適用 | – | 12.3 | 3.9 |
| 末期擬派－二零零八年：每股0.77美仙(二零零七年：0.64美仙、二零零六年：0.45美仙) | 不適用 | 24.7 | 20.6 | 14.4 |
| 總計 | 16.5 | 37.0 | 41.1 | 22.4 |
| 每股盈利(美仙) | | | | |
| －基本 | 5.11 | 6.23 | 15.72 | 5.15 |
| －攤薄 | 5.05 | 5.93 | 15.29 | 5.06 |

**本集團之資產與負債**

| | 於二零零九年六月三十日 | 於十二月三十一日 | | |
|---|---|---|---|---|
| | | 二零零八年 | 二零零七年 | 二零零六年 |
| | *百萬美元*<br>(未經審核) | *百萬美元*<br>(經審核) | *百萬美元*<br>(經審核) | *百萬美元*<br>(經審核) |
| 資產總值 | 7,569.4 | 7,199.0 | 5,221.1 | 2,883.5 |
| 減：負債總額 | 4,832.3 | 4,823.8 | 3,098.1 | 1,850.7 |
| 　　少數股東權益 | 1,410.1 | 1,245.1 | 991.7 | 450.1 |
| 資產淨值 | 1,327.0 | 1,130.1 | 1,131.3 | 582.7 |

## 2. 本集團之經審核綜合財務報表

以下為本集團截至二零零八年十二月三十一日止年度之經審核財務報表及相關附註，乃摘錄自本公司截至二零零八年十二月三十一日止年度之年報。

### 綜合損益計算表

| **截至12月31日止年度**<br>*百萬美元* | *附註* | **2008** | **2007**<br>(經重列)[i] |
|---|---|---|---|
| **營業額** | 4 | 4,105.3 | 3,040.8 |
| 銷售成本 | | (3,103.4) | (2,320.7) |
| **毛利** | | 1,001.9 | 720.1 |
| 權益攤薄及減持投資之收益 | | 28.7 | 356.1 |
| 分銷成本 | | (273.9) | (254.2) |
| 行政開支 | | (256.8) | (170.7) |
| 其他經營(開支)／收入淨額 | | (144.9) | 0.6 |
| 借貸成本淨額 | 5 | (150.5) | (137.1) |
| 應佔聯營公司及合營公司溢利減虧損 | | 192.9 | 239.7 |
| **除稅前溢利** | 6 | 397.4 | 754.5 |
| 稅項 | 7 | (61.4) | (94.0) |
| **年內持續業務溢利** | | 336.0 | 660.5 |
| 年內一項已終止業務溢利 | 8 | 0.6 | 5.1 |
| **年內溢利** | | 336.6 | 665.6 |
| **以下者應佔：** | | | |
| 母公司權益持有人 | 9 | 200.8 | 504.8 |
| 少數股東權益 | | 135.8 | 160.8 |
| | | 336.6 | 665.6 |
| **普通股股息** | 10 | | |
| 中期－每股0.38美仙(2007：0.26美仙) | | 12.3 | 8.2 |
| 特別擬派－無(2007：0.38美仙) | | – | 12.3 |
| 末期擬派－每股0.77美仙(2007：0.64美仙) | | 24.7 | 20.6 |
| **總計** | | 37.0 | 41.1 |

| **截至12月31日止年度**<br>*百萬美元* | *附註* | **2008** | **2007**<br>(經重列)[i] |
|---|---|---|---|
| **母公司權益持有人應佔每股盈利**(美仙) | 11 | | |
| 基本 | | | |
| －持續業務溢利 | | 6.23 | 15.67 |
| －一項已終止業務溢利 | | – | 0.05 |
| －年內溢利 | | 6.23 | 15.72 |
| 攤薄 | | | |
| －持續業務溢利 | | 5.93 | 15.24 |
| －一項已終止業務溢利 | | – | 0.05 |
| －年內溢利 | | 5.93 | 15.29 |

*(i)　參閱附註2(B)*

有關附註屬財務報表之一部份。

**綜合資產負債表**

| **12月31日結算**<br>*百萬美元* | *附註* | **2008** | **2007**<br>(經重列)[i] |
|---|---|---|---|
| **非流動資產** | | | |
| 物業、廠房及設備 | 12 | 808.4 | 784.1 |
| 種植園 | 13 | 744.5 | 881.5 |
| 聯營公司及合營公司 | 15 | 1,202.3 | 1,304.7 |
| 商譽 | 16 | 675.6 | 347.2 |
| 其他無形資產 | 17 | 1,538.5 | – |
| 應收賬款、其他應收款項及預付款項 | 18 | 3.0 | 37.0 |
| 預付土地費用 | 19 | 153.2 | 151.4 |
| 可供出售資產 | 20 | 1.7 | 6.0 |
| 遞延稅項資產 | 21 | 38.7 | 45.0 |
| 按公平價值計入損益之金融資產 | 22 | – | 79.8 |
| 其他非流動資產 | 23 | 217.1 | 110.0 |
| | | 5,383.0 | 3,746.7 |
| **流動資產** | | | |
| 現金及現金等值項目 | 24 | 625.9 | 600.8 |
| 抵押存款 | 34(C) | 12.0 | – |
| 可供出售資產 | 20 | 56.9 | 24.1 |
| 應收賬款、其他應收款項及預付款項 | 18 | 435.5 | 355.5 |
| 存貨 | 25 | 557.4 | 494.0 |
| | | 1,687.7 | 1,474.4 |
| 分類為持作出售之出售組合資產 | 8 | 128.3 | – |
| | | 1,816.0 | 1,474.4 |

| **12月31日結算**<br>*百萬美元* | *附註* | **2008** | **2007**<br>(經重列)[i] |
|---|---|---|---|
| **流動負債** | | | |
| 應付賬款、其他應付款項及應計款項 | 26 | 667.4 | 485.6 |
| 短期債務 | 27 | 1,207.0 | 1,000.1 |
| 稅項準備 | 28 | 55.8 | 52.9 |
| 遞延負債及撥備之即期部份 | 29 | 39.4 | 17.4 |
| | | 1,969.6 | 1,556.0 |
| 與分類為持作出售之資產直接有關的負債 | 8 | 106.1 | – |
| | | 2,075.7 | 1,556.0 |
| **流動負債淨額** | | (259.7) | (81.6) |
| **資產總值減流動負債** | | 5,123.3 | 3,665.1 |
| **權益** | | | |
| 已發行股本 | 30 | 32.1 | 32.2 |
| 其他儲備 | 31 | 902.0 | 1,048.6 |
| 保留溢利 | | 196.0 | 50.5 |
| 母公司權益持有人應佔權益 | | 1,130.1 | 1,131.3 |
| 少數股東權益 | 32 | 1,245.1 | 991.7 |
| **權益總額** | | 2,375.2 | 2,123.0 |
| **非流動負債** | | | |
| 長期債務 | 27 | 1,951.7 | 1,044.5 |
| 遞延負債及撥備 | 29 | 432.4 | 180.5 |
| 遞延稅項負債 | 21 | 364.0 | 310.8 |
| 衍生工具負債 | 33 | – | 6.3 |
| | | 2,748.1 | 1,542.1 |
| | | 5,123.3 | 3,665.1 |

*(i)　參閱附註2(B)*

有關附註屬財務報表之一部份。

承董事會命

**彭澤仁**
*常務董事兼行政總監*

**唐勵治**
*執行董事*

二零零九年三月二十五日

**公司資產負債表**

| **12月31日結算**<br>*百萬美元* | *附註* | **2008** | **2007** |
|---|---|---|---|
| **非流動資產** | | | |
| 附屬公司 | 14 | 996.2 | 906.2 |
| 借予一間合營公司貸款 | | – | 104.3 |
| | | 996.2 | 1,010.5 |
| **流動資產** | | | |
| 現金及現金等值項目 | 24 | 45.9 | 106.3 |
| 應收附屬公司款項 | 14(A) | 1,889.5 | 1,781.8 |
| 其他應收款項及預付款項 | | 0.1 | 0.2 |
| | | 1,935.5 | 1,888.3 |
| **流動負債** | | | |
| 應付附屬公司款項 | 14(B) | 832.6 | 814.5 |
| 其他應付款項及應計款項 | | 0.6 | 0.6 |
| | | 833.2 | 815.1 |
| **流動資產淨額** | | 1,102.3 | 1,073.2 |
| **資產總值減流動負債** | | 2,098.5 | 2,083.7 |
| **權益** | | | |
| 已發行股本 | 30 | 32.1 | 32.2 |
| 其他儲備 | | 1,182.2 | 1,162.5 |
| 保留溢利 | | 344.0 | 348.1 |
| 母公司權益持有人應佔權益 | | 1,558.3 | 1,542.8 |
| **非流動負債** | | | |
| 借自附屬公司貸款 | 14(C) | 540.2 | 540.9 |
| | | 2,098.5 | 2,083.7 |

有關附註屬財務報表之一部份。

承董事會命

**彭澤仁**
*常務董事兼行政總監*

**唐勵治**
*執行董事*

二零零九年三月二十五日

## 綜合權益變動表

| 百萬美元 | 附註 | 母公司權益持有人應佔權益 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 已發行股本 | 股份溢價 | 已發行購股權 | 可供出售資產之未變現收益／(虧損) | 現金流量對沖之未變現(虧損)／收益 | 匯兌儲備 | 資本及其他儲備 | (累積虧損)／保留溢利 | 總計 | 少數股東權益 | 權益總額 |
| 2007年1月1日結算 | | 32.0 | 964.2 | 11.3 | 51.9 | (6.6) | (42.7) | (2.6) | (424.8) | 582.7 | 450.1 | 1,032.8 |
| 2007年之權益變動： | | | | | | | | | | | | |
| 換算海外業務之匯兑差額 | | - | - | - | - | - | 84.2 | - | - | 84.2 | (29.5) | 54.7 |
| 可供出售資產之未變現收益 | | - | - | - | 3.9 | - | - | - | - | 3.9 | 2.2 | 6.1 |
| 可供出售資產之已變現收益 | | - | - | - | (45.5) | - | - | - | - | (45.5) | (3.3) | (48.8) |
| 現金流量對沖之未變現收益 | | - | - | - | - | 13.4 | - | - | - | 13.4 | - | 13.4 |
| 直接於權益確認之收入及開支淨額 | | - | - | - | (41.6) | 13.4 | 84.2 | - | - | 56.0 | (30.6) | 25.4 |
| 年內溢利 | | - | - | - | - | - | - | - | 504.8 | 504.8 | 160.8 | 665.6 |
| 年內確認之收入及開支總額 | | - | - | - | (41.6) | 13.4 | 84.2 | - | 504.8 | 560.8 | 130.2 | 691.0 |
| 減持及攤薄於一間聯營公司之權益 | | - | - | - | - | 0.5 | 3.3 | - | - | 3.8 | - | 3.8 |
| 攤薄於附屬公司之權益 | | - | - | - | - | - | (0.8) | 0.3 | - | (0.5) | - | (0.5) |
| 收購附屬公司 | 34(A) | - | - | - | - | - | - | - | - | - | 203.5 | 203.5 |
| 應佔權益變動 | | - | - | - | - | - | - | - | - | - | 222.9 | 222.9 |
| 已支付予少數股東之股息 | | - | - | - | - | - | - | - | - | - | (15.0) | (15.0) |
| 行使購股權而發行之股份 | 30(A) | 0.2 | 7.5 | (2.4) | - | - | - | - | - | 5.3 | - | 5.3 |
| 購回及註銷股份 | 30(B) | - | - | - | - | - | - | - | (3.0) | (3.0) | - | (3.0) |
| 以權益支付購股權之安排 | | - | - | 8.7 | - | - | - | - | - | 8.7 | - | 8.7 |
| 2006年特別股息 | | - | - | - | - | - | - | - | (3.9) | (3.9) | - | (3.9) |
| 2006年末期股息 | | - | - | - | - | - | - | - | (14.4) | (14.4) | - | (14.4) |
| 2007年中期股息 | 10 | - | - | - | - | - | - | - | (8.2) | (8.2) | - | (8.2) |
| 2007年12月31日結算(經重列)(i) | | 32.2 | 971.7 | 17.6 | 10.3 | 7.3 | 44.0 | (2.3) | 50.5 | 1,131.3 | 991.7 | 2,123.0 |

| 百萬美元 | 附註 | 母公司權益持有人應佔權益 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 已發行股本 | 股份溢價 | 已發行購股權 | 可供出售資產之未變現收益／(虧損) | 現金流量對沖之未變現(虧損)／收益 | 匯兌儲備 | 資本及其他儲備 | (累積虧損)／保留溢利 | 總計 | 少數股東權益 | 權益總額 |
| 2007年12月31日結算 | | | | | | | | | | | | |
| 如前公佈 | | 32.2 | 971.7 | 17.6 | 10.3 | 7.3 | 44.2 | (2.3) | 56.1 | 1,137.1 | 992.6 | 2,129.7 |
| 前年度調整 | 2(B) | - | - | - | - | - | (0.2) | - | (5.6) | (5.8) | (0.9) | (6.7) |
| 經重列[i] | | 32.2 | 971.7 | 17.6 | 10.3 | 7.3 | 44.0 | (2.3) | 50.5 | 1,131.3 | 991.7 | 2,123.0 |
| 2008年之權益變動： | | | | | | | | | | | | |
| 換算海外業務之匯兌差額 | | - | - | - | - | - | (159.9) | - | - | (159.9) | (177.2) | (337.1) |
| 可供出售資產之未變現收益 | | - | - | - | 1.6 | - | - | - | - | 1.6 | 1.3 | 2.9 |
| 可供出售資產之已變現收益 | | - | - | - | (0.1) | - | - | - | - | (0.1) | - | (0.1) |
| 現金流量對沖之未變現虧損 | | - | - | - | - | (5.9) | - | - | - | (5.9) | - | (5.9) |
| 直接於權益確認之收入及開支淨額 | | - | - | - | 1.5 | (5.9) | (159.9) | - | - | (164.3) | (175.9) | (340.2) |
| 年內溢利 | | - | - | - | - | - | - | - | 200.8 | 200.8 | 135.8 | 336.6 |
| 年內確認之收入及開支總額 | | - | - | - | 1.5 | (5.9) | (159.9) | - | 200.8 | 36.5 | (40.1) | (3.6) |
| 減持及攤薄於一間聯營公司之權益 | | - | - | - | - | - | (0.3) | - | - | (0.3) | - | (0.3) |
| 攤薄於附屬公司之權益 | | - | - | - | - | - | 0.2 | - | - | 0.2 | - | 0.2 |
| 收購附屬公司 | 34(A) | - | - | - | - | 0.5 | - | (2.4) | - | (1.9) | 295.1 | 293.2 |
| 應佔權益變動 | | - | - | - | - | - | - | - | - | - | 25.7 | 25.7 |
| 分類為持作出售之出售組合資產之儲備 | | - | - | - | (0.1) | - | - | 0.1 | - | - | - | - |
| 已支付予少數股東之股息 | | - | - | - | - | - | - | - | - | - | (27.3) | (27.3) |
| 行使購股權而發行之股份 | 30(A) | 0.1 | 2.4 | (0.9) | - | - | - | - | - | 1.6 | - | 1.6 |
| 購回及註銷股份 | 30(B) | (0.2) | - | - | - | - | - | 0.2 | (10.1) | (10.1) | - | (10.1) |
| 以權益支付購股權之安排 | | - | - | 18.0 | - | - | - | - | - | 18.0 | - | 18.0 |
| 2007年特別股息 | 10 | - | - | - | - | - | - | - | (12.3) | (12.3) | - | (12.3) |
| 2007年末期股息 | 10 | - | - | - | - | - | - | - | (20.6) | (20.6) | - | (20.6) |
| 2008年中期股息 | 10 | - | - | - | - | - | - | - | (12.3) | (12.3) | - | (12.3) |
| **2008年12月31日結算** | | 32.1 | 974.1 | 34.7 | 11.7 | 1.9 | (116.0) | (4.4) | 196.0 | 1,130.1 | 1,245.1 | 2,375.2 |

*(i)　參閱附註2(B)*

有關附註屬財務報表之一部份。

## 公司權益變動表

| *百萬美元* | *附註* | 已發行股本 | 股份溢價 | 已發行購股權 | 資本贖回儲備 | 實繳盈餘 | 保留溢利 | 總計 |
|---|---|---|---|---|---|---|---|---|
| **2007年1月1日結算** | | 32.0 | 964.2 | 10.7 | – | 173.8 | 265.6 | 1,446.3 |
| 年內溢利 | | – | – | – | – | – | 112.0 | 112.0 |
| 行使購股權而發行之股份 | 30(A) | 0.2 | 7.5 | (2.4) | – | – | – | 5.3 |
| 購回及註銷股份 | 30(B) | – | – | – | – | – | (3.0) | (3.0) |
| 以權益支付購股權之安排 | 36(A) | – | – | 8.7 | – | – | – | 8.7 |
| 2006年特別股息 | | – | – | – | – | – | (3.9) | (3.9) |
| 2006年末期股息 | | – | – | – | – | – | (14.4) | (14.4) |
| 2007年中期股息 | 10 | – | – | – | – | – | (8.2) | (8.2) |
| **2007年12月31日結算** | | 32.2 | 971.7 | 17.0 | – | 173.8 | 348.1 | 1,542.8 |
| 年內溢利 | | – | – | – | – | – | 51.2 | 51.2 |
| 行使購股權而發行之股份 | 30(A) | 0.1 | 2.4 | (0.9) | – | – | – | 1.6 |
| 購回及註銷股份 | 30(B) | (0.2) | – | – | 0.2 | – | (10.1) | (10.1) |
| 以權益支付購股權之安排 | 36(A) | – | – | 18.0 | – | – | – | 18.0 |
| 2007年特別股息 | 10 | – | – | – | – | – | (12.3) | (12.3) |
| 2007年末期股息 | 10 | – | – | – | – | – | (20.6) | (20.6) |
| 2008年中期股息 | 10 | – | – | – | – | – | (12.3) | (12.3) |
| **2008年12月31日結算** | | 32.1 | 974.1 | 34.1 | 0.2 | 173.8 | 344.0 | 1,558.3 |

有關附註屬財務報表之一部份。

## 綜合現金流量表

| 截至12月31日止年度<br>*百萬美元* | *附註* | 2008 | 2007<br>(經重列)[i] |
|---|---|---|---|
| **除税前溢利** | | | |
| 來自持續業務 | | 397.4 | 754.5 |
| 來自一項已終止業務 | | 1.3 | 6.8 |
| 就下列各項調整： | | | |
| 利息開支 | 5 | 185.3 | 167.8 |
| 種植園公平價值變動之虧損／(收益) | 6 | 97.7 | (22.0) |
| 匯兑及衍生工具之虧損／(收益)淨額 | 6 | 83.2 | (20.0) |
| 折舊 | 6 | 79.2 | 64.5 |
| 已確認之減值虧損 | | 43.9 | 38.7 |
| 應收賬款、其他應收款項及預付款項(非流動)減少／增加 | | 37.5 | (2.3) |
| 其他無形資產攤銷 | 17 | 27.3 | – |
| 以權益支付購股權之開支 | 36(A) | 18.0 | 8.7 |
| 確認之預付土地費用 | 6 | 7.1 | 2.8 |
| 應佔聯營公司及合營公司之溢利減虧損 | | (192.9) | (239.7) |
| 其他非流動資產增加 | | (35.7) | (10.4) |
| 利息收入 | 5 | (34.8) | (30.7) |
| 攤薄於附屬公司權益之收益 | 6 | (18.9) | (149.6) |
| 減持及攤薄於一間聯營公司權益之收益 | 6 | (9.8) | (206.5) |
| 出售可供出售資產之已變現收益 | 6 | (0.6) | (25.0) |
| 出售物業、廠房及設備之收益 | 6 | (0.6) | (0.2) |
| 可供出售資產之股息收入 | 6 | (0.5) | – |
| 按公平價值計入損益之金融資產之股息收入 | 6 | – | (2.9) |
| 其他 | | (7.5) | 26.2 |
| | | 676.6 | 360.7 |
| 應付賬款、其他應付款項及應計款項增加 | | 69.1 | 137.1 |
| 存貨增加 | | (160.3) | (116.1) |
| 應收賬款、其他應收款項及預付款項(流動)增加 | | (151.6) | (84.4) |
| 營運產生之現金收入淨額[ii] | | 433.8 | 297.3 |
| 已收利息 | | 40.7 | 30.3 |
| 已付利息 | | (196.9) | (113.6) |
| 已付税款 | 28 | (112.4) | (83.3) |
| **經營活動之現金收入淨額** | | 165.2 | 130.7 |

*(i)　參閱附註2(B)*

*(ii)　營運資金變動不包括因收購及出售附屬公司而導致之變動。*

| **截至12月31日止年度**<br>*百萬美元* | *附註* | **2008** | **2007**<br>(經重列)[i] |
|---|---|---|---|
| 自聯營公司收取之股息 | 15(B) | 211.9 | 155.0 |
| 出售物業、廠房及設備所得款項 | | 20.8 | 7.8 |
| 收購附屬公司 | 34(A) | (611.8) | (517.6) |
| 購買物業、廠房及設備 | | (163.4) | (69.5) |
| 於聯營公司之投資 | 34(B) | (140.5) | – |
| 於種植園之投資 | | (76.7) | (36.8) |
| 於無形資產之投資 | | (67.8) | – |
| 購買可供出售資產 | | (38.9) | – |
| 借予一間合營公司之貸款及借款淨額 | | (19.0) | (96.0) |
| 增加附屬公司之投資的按金 | | (12.9) | – |
| 主要來自減持按公平價值計入損益之金融資產所得款項 | | – | 49.1 |
| 出售可供出售資產所得款項 | | – | 31.2 |
| 自按公平價值計入損益之金融資產收取之股息 | | – | 2.9 |
| 增加於聯營公司之投資 | | – | (514.8) |
| 增加於一間附屬公司之投資 | | – | (25.6) |
| **投資活動之現金開支淨額** | | (898.3) | (1,014.3) |
| 新借入貸款所得款項 | | 1,871.1 | 1,793.8 |
| 附屬公司出售股份所得款項 | | 62.1 | – |
| 行使購股權而發行之股份所得款項 | | 1.6 | 5.3 |
| 償還貸款 | | (1,050.9) | (824.1) |
| 支付予股東之股息 | | (45.2) | (26.5) |
| 附屬公司支付予少數股東之股息 | | (27.3) | (15.0) |
| 購回股份 | | (10.1) | (3.0) |
| 購回附屬公司之股份 | | (7.7) | – |
| 附屬公司發行予少數股東之股份 | | – | 264.0 |
| 抵押存款及受限制現金減少 | | – | 31.3 |
| 融資安排之付款 | | – | (6.0) |
| **融資活動之現金收入淨額** | | 793.6 | 1,219.8 |
| **現金及現金等值項目淨額之增加** | | 60.5 | 336.2 |
| 1月1日之現金及現金等值項目 | | 600.8 | 267.4 |
| 匯兑折算 | | (35.4) | (2.8) |
| **12月31日之現金及現金等值項目** | | 625.9 | 600.8 |

*(i)　參閱附註2(B)*

有關附註屬財務報表之一部份。

## 財務報表附註

### 1. 公司資料

第一太平有限公司為一家建基於香港的投資及管理公司，業務位於亞洲。其主要業務以經營電訊、消費性食品、基建及自然資源為主。

本集團包括本公司及其附屬公司。

本公司為根據百慕達法律註冊成立之有限公司，註冊辦事處地址為 Canon's Court，22 Victoria Street，Hamilton HM12，Bermuda。

本公司普通股於香港聯交所上市，其股份亦透過美國預託證券方式在美國進行買賣。

### 2. 編製基準、主要會計政策概要及更改

#### (A) 編製基準

財務報表乃遵照香港會計師公會所頒布之香港財務報告準則(當中包括所有香港財務報告準則、香港會計準則及詮釋)、香港公認會計準則、香港公司條例以及上市規則披露規定而編製。除下列會計政策中提及之種植園、按公平價值計入損益之金融資產、可供出售資產及衍生金融工具以公平價值列賬外，財務報表乃採用歷史成本會計法編製。除另有指明外，財務報表乃以美元呈列，並調整至最接近百萬金額(百萬美元)及一個小數位。

#### (B) 新訂及經修訂的香港財務報告準則之影響及會計政策之改變

由於香港會計師公會頒布下列新訂及經修訂香港財務報告準則，故香港公認會計準則於二零零八年有若干變動：

| | |
|---|---|
| 香港會計準則第39號及香港財務報告準則第7號(修訂) | 「金融資產重新分類」(i) |
| 香港(國際財務報告詮釋委員會)－詮釋第11號 | 「香港財務報告準則第2號－集團及庫存股份交易」(ii) |
| 香港(國際財務報告詮釋委員會)－詮釋第12號 | 「服務特許權協議」(iii) |
| 香港(國際財務報告詮釋委員會)－詮釋第14號 | 「香港會計準則第19號－界定福利資產之限制、最低資金要求及互動作用」(iii) |

(i) 於二零零八年七月一日開始生效
(ii) 於二零零七年三月一日或之後開始之年度期間生效
(iii) 於二零零八年一月一日或之後開始之年度期間生效

採納香港會計準則第39號及香港財務報告準則第7號(修訂)、香港(國際財務報告詮釋委員會)－詮釋第11號及香港(國際財務 報告詮釋委員會)－詮釋第14號對截至二零零八年十二月三十一日及二零零七年十二月三十一日止年度之母公司權益持有人應佔溢利與於二零零八年十二月三十一日及二零零七年十二月三十一日之母公司權益持有人應佔權益均並無影響。採納香港(國際財務報告詮釋委員會)－詮釋第12號之影響概述如下。

香港(國際財務報告詮釋委員會)－詮釋第12號涵蓋由私人公司提供公眾服務產生之合約安排。本集團採納香港(國際財務報告詮釋委員會)－詮釋第12號影響對其合營公司Maynilad(於二零零八年七月開始成為本集團的附屬公司)之營運業績及財務狀況之會計處理。Maynilad持有Metropolitan Waterworks and Sewerage System (MWSS)代表菲律賓政府授出於大馬尼拉市西部地區提供食水及污水處理的獨家特許權，並可就所提供服務向用戶收費。根據香港(國際財務報告詮釋委員會)－詮釋第12號，Maynilad (i)已追溯確認特許權資產為無形資產(須作攤銷)及整個特許期內之應付特許費的現值(須累計利息)，(ii)已重新分類其若干將於特許權有效期屆滿時歸屬MWSS的物業、廠房及設備(指水務基礎設施)作為特許權資產，並按直線法於特許權期間內攤銷(此導致折舊與攤銷開支變更)，(iii)已確認建設及提升其用於提供服務的基礎設施之服務的合約收入、成本及毛利，及(iv)基於根據MWSS與Maynilad所訂立之特許權協議所存在的匯兌差額回撥機製，而已按每個結算日的收市匯率重新換算以外幣計值部份的應付特許權費及貸款，並將有關之匯兌差額資本化為遞延收入或開支入賬。

由於DMWC於二零零七年一月收購Maynilad時，本集團已按公平價值將Maynilad的特許權資產入賬，並已確認餘下特許期間的應付特許費之現值，因此，本集團採納香港(國際財務報告詮釋委員會)－詮釋第12號的財務影響僅限於(i)重新分類若干物業、廠房及設備為特許權資產，並按餘下特許權期間作攤銷，(ii)確認建設收入、成本及毛利，及(iii)確認重新換算以外幣計值 部份的應付特許權費用及貸款所產生的匯兌差額為遞延收入或開支。

上述變動的影響概述如下：

*(a)* *對二零零八年及二零零七年十二月三十一日結算之綜合資產負債表之影響*

| **新會計政策的影響**<br>**12月31日結算**<br>*百萬美元* | **2008** | **2007** |
|---|---|---|
| **資產** | | |
| 物業、廠房及設備減少 | (382.5) | – |
| 其他無形資產增加 | 388.2 | – |
| 聯營公司及合營公司減少 | – | (6.7) |
| | 5.7 | (6.7) |
| **負債／權益** | | |
| 遞延負債及撥備減少 | (9.7) | – |
| 遞延稅項負債增加 | 3.6 | – |
| 保留溢利增加／(減少) | 5.0 | (5.6) |
| 匯兌儲備減少 | (0.3) | (0.2) |
| 少數股東權益增加／(減少) | 7.1 | (0.9) |
| | 5.7 | (6.7) |

(b) *對截至二零零八年及二零零七年十二月三十一日止年度之綜合損益計算表之影響*

| **新會計政策的影響**<br>**截至12月31日止年度**<br>*百萬美元* | **2008** | **2007** |
|---|---|---|
| 銷售成本減少 | 0.5 | – |
| 其他經營開支淨額減少 | 18.7 | – |
| 應佔聯營公司及合營公司溢利減虧損<br>增加／(減少) | 6.0 | (6.1) |
| 稅項增加 | (6.0) | – |
| 年內溢利增加／(減少) | 19.2 | (6.1) |
| 以下者應佔： | | |
| 母公司權益持有人 | 10.6 | (5.6) |
| 少數股東權益 | 8.6 | (0.5) |
| 年內溢利增加／(減少) | 19.2 | (6.1) |
| 母公司權益持有人應佔每股盈利<br>增加／(減少)(美仙) | | |
| 基本 | 0.33 | (0.17) |
| 攤薄 | 0.33 | (0.17) |

**(C) 已頒布但未生效之香港財務報告準則之影響**

本集團並無於本財務報表採納以下已頒布但尚未生效之新訂及經修訂香港財務報告準則。

| | |
|---|---|
| 香港會計準則第1號(經修訂) | 「財務報表的呈報」 |
| 香港會計準則第23號(經修訂) | 「借貸成本」 |
| 香港會計準則第27號(經修訂) | 「綜合及獨立財務報表」 |
| 香港會計準則第32號及<br>香港會計準則第1號修訂 | 「可認沽金融工具及清盤時所產生之責任」 |
| 香港會計準則第39號修訂 | 「合資格對沖項目」 |
| 香港財務報告準則第1號及<br>香港會計準則第27號修訂 | 「於附屬公司、共同控制實體或聯營公司投資的成本」 |
| 香港財務報告準則第1號(經修訂) | 「首次採用香港財務報告準則」 |
| 香港財務報告準則第2號修訂 | 「基於股權的支付－可行使條件及撤銷」 |
| 香港財務報告準則第3號(經修訂) | 「業務合併」 |
| 香港財務報告準則第7號修訂 | 「金融工具：披露」 |
| 香港財務報告準則第8號 | 「經營分部」 |
| 香港(國際財務報告詮釋委員會)<br>－詮釋第13號 | 「客戶忠誠計劃」 |
| 香港(國際財務報告詮釋委員會)<br>－詮釋第15號 | 「房地產建築協議」 |
| 香港(國際財務報告詮釋委員會)<br>－詮釋第16號 | 「對沖海外業務淨投資」 |
| 香港(國際財務報告詮釋委員會)<br>－詮釋第17號 | 「向擁有人分派非現金資產」 |
| 香港(國際財務報告詮釋委員會)<br>－詮釋第18號 | 「從客戶轉移資產」 |
| 香港財務報告準則年度改進項目 | 「香港財務報告準則改進項目」 |

香港會計準則第1號（經修訂）適用於二零零九年一月一日或之後開始之年度期間。其主要變動乃關於權益變動表中擁有人與非擁有人變動的區分。擁有人指持有被界定為權益的金融工具之持有人。經修訂的準則規定權益變動表僅可載列與擁有人交易的細節，而所有非擁有人的權益變動則以單項形式呈列。此外，此經修訂準則引入全面收益報表，以列出所有在損益表確認的收入及開支項目，以及所有其他已確認之收入及開支的項目。

香港會計準則第23號（經修訂）適用於二零零九年一月一日或之後開始之年度期間。其主要變動為取消將需一段時間準備使用或銷售的資產有關之借貸成本立即確認為開支的選擇權。因此，公司需將借貸成本以資本化方式計入此類資產之成本中。

香港會計準則第27號（經修訂）適用於二零零九年七月一日或之後開始之年度期間。此經修訂的準則以「非控制權益」取代「少數股東」權益一詞，以及要求母公司於其擁有附屬公司權益之轉變在不導致失去控制權的情況下以權益交易方式入賬。

香港會計準則第32號及香港會計準則第1號修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定如金融工具有某些特徵及符合具體條件，公司可將(a)可認沽金融工具及(b)僅在清盤時須按比例向另一方提供應佔公司淨資產之工具或工具組成部份分類為權益。

香港會計準則第39號修訂提出認定對冲項目單邊風險及認定通脹為對冲風險或為部份對冲風險（在特定情況下），此項修定闡明允許實體將金融工具部分公平價值變動或現金流量變動認定為對冲項目。

香港財務報告準則第1號及香港會計準則第27號修訂適用於二零零九年一月一日或之後開始之年度期間。香港會計準則第27號修訂規定來自附屬公司、聯營公司或共同控制實體的所有股息須在獨立財務報表的損益表確認。該修訂不可追溯應用。香港財務報告準則第1號修訂允許首次採納者根據過往會計慣例，於獨立財務報表運用公平價值或賬面值視作為成本計量於附屬公司、聯營公司或共同控制實體的投資。

香港財務報告準則第1號（經修訂）適用於二零零九年七月一日或之後開始之年度期間。該修訂本改進架構但並無技術層面變更。

香港財務報告準則第2號修訂適用於二零零九年一月一日或之後開始之年度期間。此修訂澄清可行使條件僅指服務條件和表現條件，而所有註銷（不論由公司或其他人士作出）必須按相同的會計方式處理。

香港財務報告準則第3號（經修訂）適用於二零零九年七月一日或之後開始之年度期間起收購的業務合併。此經修訂準則要求(a)於部份收購交易，非控制權益以所佔按比例計算的可識別資產淨值或公平值計算；(b)於逐步收購交易，商譽按在收購日期前所持有業務投資的公平價值及轉讓代價所收購資產淨值的差額計算；(c)確認有關收購費用為開支（即不包括在商譽計算內）及(d)確認於收購日期以公平價值方式計量的或然代價。

香港財務報告準則第7號修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定採用(a)同類資產或負債在活躍市場上的報價（未經調整）（第1級）；(b)除第1級報價以外的資產或負債的直接（價格）或間接（源自價格）可觀察輸入參數（第2級）及(c)並非基於可觀察市場數據的資產或負債的輸入參數（不可觀察輸入參數）（第3級）三個等級輸入參數披露公平價值的計量。

香港財務報告準則第8號適用於二零零九年一月一日或之後開始之年度期間。此準則要求以管理層層面呈報分部資料。管理層用作內部評估經營分部表現及資源分配的有關資料作為所呈報的分部資料。香港財務報告準則第8號將取代香港會計準則第14號「分部報告」。

香港(國際財務報告詮釋委員會)－詮釋第13號適用於二零零八年七月一日或之後開始之年度期間。此詮釋規定客戶忠誠獎勵積分(作為銷售交易的一部分時)應列作相關銷售交易的個別部份。銷售交易的已收代價須分配至客戶忠誠獎勵積分及銷售的其他部分。分配至忠誠獎勵積分的款項經參考公平價值後釐定及遞延入賬，直至贖回獎勵或以其他方式清償負債為止。

香港(國際財務報告詮釋委員會)－詮釋第15號適用於二零零九年一月一日或之後開始之年度期間。此詮釋統一房地產發展商位於不同司法權區銷售單位(包括物業建設完成前的預售)所產生收入確認的會計慣例。此外，該詮釋亦就釐定建設房地產協議是否屬於香港會計準則第11號「建築合同」或香港會計準則第18號「收入」的範圍及應確認建築收入的時間提供指引。

香港(國際財務報告詮釋委員會)－詮釋第16號適用於二零零八年十月一日或之後開始之年度期間。此詮釋闡明：(a)風險是否來自(i)海外業務與母公司功能貨幣的外幣風險，或來自(ii)海外業務外幣與母公司綜合財務報表呈列貨幣的匯兑風險；(b)集團內哪間公司可持有海外業務投資淨額對沖的對沖工具及(c)當公司出售投資時應如何釐定對沖工具及被對沖項目自權益重新分類至損益的金額。

香港(國際財務報告詮釋委員會)－詮釋第17號適用於二零零九年七月一日或之後開始之年度期間。此詮釋向分配現金以外的資產(即以擁有人身份向擁有人分配非現金資產)的公司提供指引。該詮釋規定公司須(a)於股息已獲適當授權且公司不可酌情決定股息入賬時，確認應付股息；(b)根據所分配資產的公平價值計量應付股息及(c)於公司結算應付股息時於損益確認所分配資產與應付股息的賬面值差額。

香港(國際財務報告詮釋委員會)－詮釋第18號適用於二零零九年七月一日或之後自客戶轉移的資產。公司收取客戶所轉讓的物業、廠房及設備項目時，應按獲取該資產的控制權而非按取得擁有權的基準確認該資產。

香港財務報告準則修訂載列根據國際會計準則委員會的年度改進計劃所作若干香港財務報告準則改進項目，其中包括可能導致呈列、確認或計量會計處理變動的若干變更。主要修訂概述如下。

香港會計準則第1號「財務報表的呈列」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明根據香港會計準則第39號若干(而非全部)持作交易之金融資產及負債分別為流動資產及流動負債的例子。

香港會計準則第16號「物業、廠房及設備」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定通常出售持作租賃予他人的物業、廠房及設備的公司須(a)根據香港會計準則第18號將出售該等資產所得款項確認為收入；及(b)當終止租賃有關資產且成為持作出售時將資產的賬面值轉撥至存貨。

香港會計準則第19號「僱員福利」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明(a)一項改變過往服務所佔福利若引致界定福利責任之現值減低時而令過往服務成本出現負值所作之計劃修訂；(b)計劃行政成本在計算計劃資產回報時扣除，惟僅以自界定福利責任之計量中扣除之成本為限；及(c)短期與長期僱員福利之區分以該等福利是否在僱員提供服務12個月內或之後結算為基準。

香港會計準則第23號「借貸成本」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明利息開支須採用香港會計準則第39號所界定之實際利率法計算。

香港會計準則第27號「綜合及獨立財務報表」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明倘根據香港會計準則第39號入賬之於附屬公司之投資根據香港財務報告準則第5號「持作出售之非流動資產及已終止經營業務」分類為持作出售，則香港會計準則第39號將繼續適用。

香港會計準則第28號「於聯營公司之投資」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定，於聯營公司之投資在減值測試時應視為單一資產，而減值虧損亦不分配至任何特定資產，包括屬於聯營公司之投資賬面值一部分的商譽。同樣，減值虧損的撥回會根據香港會計準則第36號確認，惟只限於所投資之可收回金額隨附之增加。此外，該修訂闡明倘根據香港會計準則第39號聯營公司之投資入賬，除須根據香港會計準則第32號「金融工具：呈列」及香港財務報告準則第7號「金融工具：披露」作出披露外，僅須遵照香港會計準則第28號的若干(而非全部)披露規定作出披露。

香港會計準則第31號「於合營企業之權益」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明倘根據香港會計準則第39號將於合營企業的投資入賬，除根據香港會計準則第32號及香港財務報告準則第7號作出披露外，僅須遵照香港會計準則第31號的若干(而非全部)披露規定作出披露。

香港會計準則第36號「資產減值」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定，當使用貼現現金流量預測釐定公平價值減銷售成本而評估可收回金額時，則須作出與使用價值計算方式相若之披露。

香港會計準則第38號「無形資產」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂(a)闡明公司收取廣告及宣傳活動相關之貨物或服務時應確認所收取之貨物及服務開支；及(b)刪除視為阻止公司採用導致攤銷率較使用直線法者為低的方法的表述。

香港會計準則第39號「金融工具：確認及計量」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂(a)闡明倘衍生工具開始或不再符合現金流或投資對沖淨額的對沖工具資格時，則可歸入或剔出以公平值計入損益的類別；(b)刪除在分部層面應用對沖會計法之規定及(c)規定於終止使用公平價值對沖會計法而重新計量債務工具賬面值時，須採用經修訂之實際利率。

香港會計準則第40號「投資物業」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定(a)正在建設或開發以供日後作投資物業用途之物業須根據香港會計準則第40號入賬為投資物業；及(b)正在建設之投資物業須按成本計量直至能可靠計量公平價值或工程竣工前(以較早者為準)。

香港會計準則第41號「農業」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定，(a)須根據估計淨現金流量的現值所採用市場貼現率基準計量生物資產公平價值及(b)計算公平價值時須計入市場參與者預計資產在最相關市場產生的現金流量淨額。

香港財務報告準則第5號「持作出售之非流動資產及已終止經營業務」修訂適用於二零零九年七月一日或之後開始之年度期間。該修訂規定，倘公司承諾計劃出售附屬公司而失去附屬公司的控制權，則該附屬公司所有資產及負債在符合香港財務報告準則第5號載列的標準時均分類為持作出售。

本集團並無於截至二零零八年十二月三十一日止年度提早採用該等新訂及經修訂香港財務報告準則。本集團已開始評估此等新訂及經修訂香港財務報告準則之影響，惟未能決定此等新訂及經修訂香港財務報告準則會否對營運業績及財務狀況以及綜合財務報表的呈報有重大影響。

**(D)　主要會計政策概要**

*(a)　綜合賬目基準*

財務報表包括本公司及其附屬公司截至二零零八年十二月三十一日止年度之財務報表。所有本集團內各公司之間的重要交易及賬目餘額均在綜合賬目中對銷。

附屬公司是一家由本公司控制之實體。控制是指本公司有權力掌管該實體之財務及營運政策，從而受惠於其經營活動。

年內收購或出售的附屬公司之業績按本集團取得該公司控制權之收購生效日期起或截至出售之生效日期（視何者適用而定）在綜合損益計算表內列賬。出售附屬公司所得之收益或虧損相等於出售所得代價扣除本集團所佔該公司之資產淨值（包括任何商譽賬面值應佔部份）。

年內收購之附屬公司乃以收購會計法處理。此計算方法包括分配業務合併之成本至於收購日期所收購的可識別之資產、所承擔的負債及或有負債之公平價值。收購成本乃按資產公平價值總額、已發行的股份及交易日期所產生或承擔之負債加收購直接應佔成本計算。

少數股東權益指非本集團持有的少數股東在本公司附屬公司之業績及資產淨值中所佔權益。收購少數股東權益均使用母公司股權延伸會計法入賬，而代價與所佔收購資產淨值之現有賬面值的差額則確認為商譽。

涉及受共同控制之實體或業務的業務合併（指所有合併實體或業務於業務合併前後均最終由相同人士控制且控制權非屬暫時性質的業務合併）應採用與香港會計師公會頒布之會計指引第5號「共同控制合併之合併會計法」一致之合併會計原則列賬。此會計法規定，合併後之實體需按賬面值（指從控制方角度之現時賬面值）確認於共同控制合併前合併實體或業務於控制一方或多方的綜合財務報表所列示之資產、負債及權益。有關任何於共同控制合併時（以控制一方或多方持有權益為限）所產生之商譽或已識別資產、負債及或有負債之公平價值淨額超出成本之餘額均不會被確認。

在本公司資產負債表內，附屬公司的投資是按成本減任何減值虧損撥備入賬。附屬公司之業績乃按本公司已收及應收的股息入賬。

(b) *現金及現金等值項目*

資產負債表內，現金及現金等值項目包括手頭及存放於銀行之現金(包括沒有限制用途的定期存款)。

綜合現金流量表內，現金及現金等值項目包括手頭現金及活期存款以及短期高度流通之投資(可隨時變現為可知數額之現金、價值變動的風險不大)扣除銀行透支(需隨時償還且屬本集團現金管理一部份)。

(c) *存貨*

存貨按成本及可變現淨值兩者中之較低者列賬。成本以先進先出法、加權平均法或流動平均法計算。就在建工程及製成品而言，包括直接材料、直接員工及經常性開支有關部份。購入用以轉售之貨品的成本包括將貨品運至其目前所在地之費用。可變現淨值之計算乃按目前預計之銷售價減估計之製造成本及銷售費用。

(d) *物業、廠房及設備*

永久業權土地以原值入賬，不作折舊。其他物業、廠房及設備均按原值減累積折舊及減值虧損入賬，有關之折舊乃根據其估計可用年期按年率以直線法撇銷其賬面值至剩餘價值。折舊率詳情載於附註12(A)。

物業、廠房及設備之初步成本包括其購買價及將該資產達致其擬定用途之工作狀態及地點直接應佔之任何成本。成本亦包括資產廢棄之承擔、於建築期間之借貸資金利息以及用作收購該等資產之外幣計值負債相關之外匯虧損產生的合資格借貸成本。維修物業、廠房及設備以達至正常運作而產生之主要開支均列入損益計算表內支銷。改善費用撥作資金成本，並以其預計可供本集團使用之年期作折舊。當資產出售或廢棄，其成本、累積折舊、攤銷及減值虧損(如有)於賬目對銷，而出售產生之收益或虧損則計入損益計算表。

倘物業、廠房及設備項目部份之使用年期不同，則該項目之成本值於該等部份按合理基準分配，並單獨折舊。

本公司定期檢討剩餘價值、可用年期及折舊方法，以確保折舊期間及方法與物業、廠房及設備項目達致經濟利益之預 期模式一致。

(e) *種植園*

種植園主要包括油棕櫚樹及橡膠樹種植園，以公平價值減估計銷售時之成本列賬。於首次以公平價值減估計銷售時之成本確認之種植園價值以及於各報告日期種植園的公平價值減估計銷售時之成本之變動所產生的收益或虧損會於出現時計入該期間的損益計算表內。

油棕櫚樹種植園的公平價值乃經過參考有關種植園的折讓現金流量作出的獨立專業估值估計。油棕櫚樹種植園於整個週期的預期現金流量乃按鮮果實串產量之估計市場價值扣除保養及收割成本，以及令油棕櫚樹種植園達至成熟所需的任何成本而釐定。油棕櫚樹種植園的估計產量取決於油棕櫚樹樹齡、地點、泥土類別及基本設施。鮮果實串的市場價值很大程度上取決於棕櫚原油及橄欖油的現行市場價值。

油棕櫚樹平均壽命為二十年至二十五年，首三年至四年為未成熟期，其後年期為成熟期。

橡膠樹平均壽命為二十年至二十五年，首五年至六年為為未成熟期，其後年期為成熟期。當橡膠樹種植園每個區域最少70%可收成，且樹幹於由地面計起一百六十厘米高度之圓周達四十五厘米或以上時，橡膠樹種植園才被認定為成熟。

*(f)　聯營公司*

聯營公司並非附屬公司或合營公司，是指本集團在其股份表決權中有長期權益（一般不少於20%）並可在其管理方面行使重大影響力，包括有權參與財務及營運決策過程之實體。

於聯營公司之投資以權益會計法扣除減值虧損列賬。本集團於聯營公司之投資包括於收購時所識別之商譽扣除任何累積減值虧損。本集團應佔其聯營公司收購後之溢利及虧損於綜合損益計算表內確認，而其應佔收購後儲備變動則於綜合儲備內被確認。累計收購後變動於該投資之賬面值調整。來自聯營公司之收益在綜合損益計算表列作本集團應佔聯營公司溢利減虧損。至於本集團綜合儲備確認之應佔聯營公司收購後儲備之變動，本集團即於適用時在其綜合權益變動表作出披露。

當聯營公司投資之賬面值為零時，除非本集團已就該聯營公司承擔責任或擔保負債，否則不再繼續就該公司使用權益會計法入賬。

*(g)　合營公司*

本集團按權益會計法確認合營公司的權益。根據權益會計法，該等權益以成本加上本集團分佔合營公司資產淨值於收購後之變動再減任何減值虧損列賬。損益計算表反映來自合營公司自成立日期起本集團分佔其經營業績。

*(h)　無形資產（除商譽外）*

個別收購的無形資產按初次確認的成本計量。業務合併時所收購的無形資產成本首先按收購當日的公平價值被確認。初步確認後，無形資產按成本減累積攤銷及累積減值虧損後列賬。無形資產的使用年期評估為有限或無限年期。

有限年期的無形資產在產生經濟利益的年期內被攤銷，在有跡象顯示無形資產可能減值時作評估減值。有限年期的無形資產的攤銷期及攤銷方法至少於各結算日檢討。本集團的特許權資產指政府所授予可向公共服務使用者收費的特許權公平價值。特許權資產使用直線法於特許權有效期內攤銷。本集團的品牌指各乳類製品相關品牌。品牌乃使用直線法於估計使用年期內攤銷。

無限使用年期的無形資產每年會個別或按現金產生單位層面測試有否減值。該等無形資產不會攤銷，會每年檢討其使用年期，以釐定無限年期評估是否仍然合理，倘否，則使用年期由無限轉為有限的變動會按預測基準入賬。

(i) *資產廢棄之承擔*

就物業、廠房及設備項目由於收購、興建或發展及日常運作而廢棄之有關法律責任現值淨額乃於產生期間確認。

(j) *所得稅*

所得稅包括本期及遞延稅項。所得稅於損益計算表內確認，或倘其與於權益直接確認之項目有關，則於權益中確認。

本期或過往期間之本期稅項及負債乃按預期可自稅務機關收回或向其繳付之金額計算。

遞延稅項負債乃採用負債法，對資產及負債之計稅基準與就財務申報該等項目之賬面值之間一切應課稅暫時差異而作出撥備(除有限的例外情況外)。

所有可予扣減暫時差異、未動用稅項資產結轉及未動用稅項虧損均予以確認遞延稅項資產(除有限的例外情況外)。遞延稅項資產賬面值於每個資產負債表結算日檢討，並予扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。相反，於可能獲得足夠應課稅溢利以動用全部或部份遞延稅項資產之情況下，過往未確認之遞延稅項資產則予以確認。

遞延稅項資產及負債乃根據於資產負債表結算日已實施或已大致實施之稅率(及稅務法例)，按資產變現時或負債償還時之預期適用之稅率予以估量。

(k) *撥備及或有負債*

當本集團現時因過往事項須承擔法定或推定責任時，而因此可能須付出資源清償此等責任，並能可靠估計此等數額時，則將撥備確認入賬。當折現的影響重大時，確認撥備之數額乃是於資產負債表結算日預期需要清償責任之將來支出的現值。因時間流逝而增加的折現現值已納入損益計算表中的借貸成本淨額內。

當未必有可能需要付出經濟利益，或其數額未能可靠地估計，除非需付出之可能性極小，否則該責任將披露為或有負債。

(l) *資產減值*

本公司在每個資產負債表結算日均會對評估有關資產減值作出評審，釐定任何資產(包括物業、廠房及設備、若干投資、商譽及其他長期資產)有否減值的跡象，或之前於早年為資產確認的減值虧損會否已不存在或有減少的跡象。如有此等跡象，將估計資產之可收回值。資產之可收回值會以資產之公平價值減出售成本或使用價值兩者較高者計算。

減值虧損只會在資產的賬面值高於可收回值才被確認。除非資產是以重估價值列賬，而減值虧損是根據該重估資產有關的會計政策入賬，否則減值虧損會於產生期間的損益計算表內列賬。

早前已確認的減值虧損只會在決定資產(除商譽外)可收回值的估計有所變動時方可回撥。可收回值不可高於該資產早前並無確認減值虧損時應有的賬面值(扣除任何折舊／攤銷)。

除非資產是以重估價值列賬，而減值虧損回撥是根據該重估資產有關的會計政策入賬，否則減值虧損回撥會於其產生期間於損益計算表內入賬。

*(m)　收購及出售業務之會計準則*

(I)　業績

收購或出售之附屬或聯營公司，其業績由收購生效日期起計或計至出售生效日期止。

(II)　公平價值調整

就收購附屬或聯營公司權益時，收購成本將被分配至收購的可識別之資產、負債及或有負債的公平價值。

(III)　商譽

商譽為收購之成本超逾本集團所收購的可識別之資產、負債及或有負債於收購日之公平價值。於初次確認後，商譽乃按成本減任何累積減值虧損計算。商譽不予攤銷而需每年或出現顯示賬面值可能減值之事件或狀況變動 時更頻密進行商譽減值檢討，其金額將於有需要時作減值調減。先前確認之商譽減值虧損不予撥回。

本集團在被收購方之可識別之資產、負債及或有負債的公平淨值中所佔權益超過收購成本的差額(經重新評估後)，即時在綜合損益計算表中確認。

如屬聯營公司及合營公司，商譽將計入該等公司之賬面值，而非列作綜合資產負債表中獨立已識別資產。

*(n)　外幣*

(I)　功能及呈報貨幣

本集團旗下每個實體之財務報表所包括之項目，均以該實體營運所在之主要經濟環境所用之貨幣(功能貨幣)計算。財務報表乃以本公司之功能及呈報貨幣美元呈報。

(II) 交易及結餘

外幣交易均按交易當日之匯率折算為功能貨幣。此等交易結算以及按年結日之匯率折算外幣資產和負債而產生的匯兑收益及虧損，均於損益計算表內確認(惟根據服務特許權協議政府批准的透過帳單退還或開賬予客戶者除外)。以外幣歷史成本訂值之非貨幣項目按最初交易日期之匯率折算。以外幣公平價值訂值之非貨幣項目按釐定公平價值日期之匯率折算。

(III) 集團公司

本集團旗下所有實體的功能貨幣如與呈報貨幣不同(其中並無涉及嚴重通脹經濟體系的貨幣)，其業績和財務狀況均按以下方法折算為呈報貨幣：

(i) 每項資產負債表的資產及負債均按照該資產負債表結算日的收市匯率折算；

(ii) 每項損益計算表的收入和支出均按照平均匯率折算；及

(iii) 所有匯兑差異均確認為權益內之獨立部份。在編製綜合賬目時，折算海外實體投資淨額和折算指定作有關投資之對冲項目的借貸及其他貨幣工具所產生的匯兑差異，均計入權益內。當出售海外業務時，該等匯兑差異將於損益計算表內確認為出售收益或虧損的一部份。

因收購海外實體而產生之商譽及公平價值調整，均被視作該海外實體之資產及負債處理，並按收市匯率折算。

(IV) 現金流量報表

就綜合現金流量報表而言，海外附屬公司之現金流量按產生現金流量日期之匯率折算為美元。海外附屬公司及共同控制實體於整個年度頻密產生之經常性現金流量按年內平均匯率折算為美元。

*(o) 營業額及收入確認*

營業額為本集團日常業務範圍內向第三者銷售貨品或提供服務的已收及應收之金額。銷貨之營業額在所售貨品的所有權轉讓予買家時入賬。服務之營業額則按所指服務完成階段可明確地衡量時入賬。

建設工程收入按完工階段入賬。股息收入於本集團確定可收取股息款項之權利獲得確定時入賬。利息收入以本金餘額及實際利率計算的應計數額入賬。

(p)　*分部資料*

分部是指集團提供之若干產品或服務可區別的業務部份(業務分部)，或於特定的經濟環境內(地區分部)提供產品或服務。此等分部根據其與其他分部在風險及回報上之不同而區分。

分部之收入、支出、業績、資產及負債包括直接應佔分部之項目及其他在合理的原則上應歸屬於該分部之項目。該等項目未包括集團內部之結算，而集團內部交易會於綜合賬目過程中抵銷。

分部資本支出指年內收購預計可使用一年以上之分部資產之總支出。總公司及其他項目主要包括總公司資產、借貸及費用。

(q)　*租約*

資產所有權之絕大部分風險及回報實際上仍歸屬出租公司的租約列賬為經營租約。倘本集團為承租人，經營租約之應付租金按直線法於租期內記錄在損益計算表。

根據經營租約就土地租賃作出的預付土地費用初步按成本值列賬，其後於租期內按直線基準確認為開支。

除法定擁有權外，資產所有權絕大部分回報及風險實際上已轉稼予本集團之租約列賬為融資租約。首次確認融資租約時，租賃資產成本按最低租賃付款現值撥作資本並連同有關承擔責任記錄下來(利息部份除外)，以反映購買及融資。融資租約款項於財務支出與租約負債減值之間分配，以取得負債餘額的固定息率。融資租約導致資產產生折舊支出以及於該等期間產生借貸成本。財務支出直接自現有業務扣除。租賃資產之折舊政策與所持可折舊資產之政策一致。

(r)　*僱員福利*

(I)　退休金責任

本集團設有界定供款及界定福利退休計劃。

集團及僱員為界定供款計劃之供款額是以僱員基本薪金的百分率計算。本集團為界定供款計劃之供款額會以實際的支出入賬，並扣減因僱員在供款全數歸屬前離開該計劃所沒收的供款，用以減少集團之供款。

界定福利計劃供款根據退休計劃資產的價值及所涉退休金責任精算現值(根據將來事件的影響作評估，並根據精算評估法以預測單位信貸方法釐定)計算。界定福利計劃之成本，有系統地從溢利中計付，以便將有關成本於受惠的僱員的預計剩餘服務期內分攤。精算收益及虧損於產生時即時於綜合損益計算表確認。

(II)　長期服務金

本集團部份僱員可於離職時獲發長期服務金，而本集團已就未來可能支付之長期服務金提撥準備。此準備乃根據僱員於資產負債表結算日因服務於本集團而享有之長期服務金按最可靠之估計而提撥。

(III)　以權益支付之交易

與僱員進行的權益支付交易參考授出購股權當日的公平價值計算。公平價值按期權定價模式釐定。評估權益支付交易之價值時，不會計及任何表現條件，惟與有關股份價格相關的條件(市場條件)除外。

以權益支付之交易的成本會於達到表現條件的期間內確認，直至相關僱員完全享有該報酬之日(歸屬日)為止，並於權益作相應調高。由每個結算日直至歸屬日就以權益支付交易確認的累積支出反映歸屬期屆滿情況以及按最佳估算將會歸屬的報酬數目。

最終不會歸屬的報酬將不會確認為支出，惟歸屬附帶市場條件之報酬除外，該等報酬不論有關市場條件是否已達成均會視作歸屬處理，惟其他所有表現條件必須已達成。

當以權益結算報酬的條款修訂時，會確認最少的支出，猶如條款並無修訂。因修訂產生的任何交易價值增加均會按修訂日之計算確認支出。

當以權益結算報酬註銷時，會視作報酬已於註銷當日歸屬處理，而報酬任何尚未確認的支出會即時確認。然而，倘註銷的報酬以新報酬替代，並指定為授出當日的替代報酬，則該項註銷及新報酬會如上段所述被視為原有報酬之修訂處理。

(IV)　以現金支付之交易

本集團之聯營公司向合資格主要行政人員及顧問授出股份獎勵權，並確認該等合資格主要行政人員及顧問於歸屬期所提供服務確認為獲提供之服務及該等服務所需繳付款項之負債。有關負債初步及於每個結算日運用期權估值模式按股份獎勵權之公平價值，並計及授出股份獎勵權之條款及條件以及合資格主要行政人員及顧問直至當日為止所提供服務計算，直至清償負債為止。負債清償前，於各結算日之任何公平價值變動將於損益計算表確認。

(V)　結轉之有薪假期

本集團根據僱用合約，按曆年向僱員提供有薪假期。在若干情況下，於資產負債表結算日尚未享用之有薪假期可以結轉，並由有關僱員於翌年享用。本集團就此等由僱員於年內獲取並結轉之有薪假期，於資產負債表結算日計算預計未來支出並予以入賬。

(s) *借貸成本*

借貸成本指借入資金所產生的利息及其他成本。其他成本包括外幣貸款的匯兑差額。外幣貸款產生之匯兑差額若被視為利息支出的調整，則計入借貸成本。

借貸成本於其產生年度計入損益計算表內，惟如資產須經長時間籌備才可作擬訂用途或出售，而有關之借貸成本為直接歸屬於該資產的購置、建築或生產，則撥作資本處理。

(t) *金融資產及金融負債*

本集團成為金融工具合約條文之訂約方時，於綜合資產負債表內確認金融資產或金融負債，並於本集團不再控制有關金融工具現金流量之合約權利(一般情況指金融工具被出售或金融工具應佔之所有現金流量已到期或已轉讓予獨立第三方)時終止確認金融資產。金融負債(或部份金融負債)於清償負債時停止確認。本集團於首次確認後釐定其金融資產之分類，並於許可及適當時於結算日重新評估此項分類。就金融資產一般方式購買或出售而言，則須按交易日會計法(即以集團承諾購買或出售資產之日期為基準的會計方法)根據適用情況確認及終止確認。

根據香港會計準則第39號「金融工具：確認及計量」所界定之金融資產可分為按公平價值計入損益之金融資產、貸款及應收款項、持至到期之投資及可供出售金融資產(視適用者而定)。按公平價值計入損益之金融資產包括持作買賣之金融資產及於初步確認時指定為按公平價值計入損益之金融資產。貸款及應收款項為非衍生金融資產，有既定或可確定付款額及並無於活躍市場報價。有既定或可確定付款額並有既定屆滿日期之非衍生金融資產，在本集團有意且有能力持至到期日的情況下，會分類為持至到期類別。可供出售金融資產為指定為可供出售或並不列入其他三項分類的上市及非上市股本證券等之非衍生金融資產。

金融資產或金融負債僅可於首次確認時被指定為按公平價值計入損益之金融資產或金融負債。本集團可於此等情況下採用此指定方法－於合約包含一項或以上內含衍生工具(如下文所述)或基於以下原因於採用此指定後能提供較多有關資料：

(i) 其消除或大幅減少倘按不同基準計量資產或負債或確認其收益及虧損所產生的計量或確認之不一致情況；或

(ii) 一組按公平價值基準評估其表現之金融資產、金融負債或兩者(已根據書面記錄之風險管理或投資策略被管理)，其有關組合之資料按此基準提供予本集團內部的主要管理人員。

至於包含一項或以上內含衍生工具之合約，本集團可將整項混合(合併)合約指定為按公平價值計入損益之金融資產或金融負債，除非：

(i) 內含衍生工具不會大幅更改合約規定之現金流量；或

(ii) 倘初次考慮類似混合(合併)工具時，只需少量或毋須分析已清楚顯示禁止分開內含衍生工具(例如貸款內含之預付選擇權准許持有人按概定之攤銷成本預付貸款)。

金融資產或金融負債首次按公平價值確認。除按公平價值計入損益之金融工具外，交易成本乃計入初次計量的所有金融資產及負債。公平價值乃參考交易價格或其他市價釐定。倘未能準確計算市價，代價之公平價值乃以所有未來現金付款或收款之總和，並按具有相近到期日之類似金融工具之現行市場利率折讓作出估計。

經初次確認後，下列金融資產及負債按實際利率法攤銷成本計算：(i)貸款及應收款項；(ii)持至到期之投資；及(iii)按公平價值計入損益之負債以外之金融負債。可供出售金融資產按公平價值計算，而收益或虧損則確認為權益當中一個獨立分項，直至終止確認有關投資或直至有關投資出現減值，屆時先前呈報於權益之累積收益或虧損將計入損益計算表內。攤銷成本計入收購之任何折讓或溢價，並包括屬於實際利率及交易成本其中一部份之有關費用。持至到期之投資的攤銷成本按初步確認款額減償還本金款額，加或減以實際利率法計得之初步確認款額與到期款額間差額，即累積攤銷計算。

無報價之股本證券及與此有關之衍生工具投資按成本值計算。

折讓及溢價之攤銷乃直接於綜合損益計算表確認。按公平價值計算之(i)所有衍生工具(合資格作對沖會計處理者除外)；(ii)其他作經常性買賣之項目投資；及(iii)初步指定為「按公平價值計入損益」持有之任何項目之金融資產及負債之公平價值變動直接於損益計算表確認。可供出售金融資產之公平價值變動於權益確認，惟可供出售債務證券之匯率波動及利息部份除外，此等項目按資產之實際回報直接於期內溢利或虧損淨額內確認。

金融資產及負債包括可作為主要工具之金融工具，如應收款項、應付款項及股本證券等；或衍生工具，如金融期權、期貨及遠期、利率掉期及貨幣掉期等。

金融工具按照合約安排之性質分類為金融負債、金融資產或權益。包含負債及權益部份之金融工具分開列作金融負債或權益工具。有關金融工具或屬金融負債一部份之利息、股息、收益及虧損乃呈報為開支或收入。向分類為權益之金融工具持有人之分派直接於權益內扣除。金融工具可於本集團擁有合法可強制執行權利抵銷，而本集團擬按淨值基準結算或同時變現資產及清償債務時予以抵銷。

本集團於各結算日評估是否有客觀證據顯示金融資產減值。

(I) 按攤銷成本列賬之資產

如果有客觀證據顯示以攤銷成本列賬之貸款及應收款項或持至到期之投資已出現減值虧損，則該虧損之金額為資產之賬面值與估計未來現金流量(不包括尚未產生之日後信貸虧損)以金融資產之最初實際利率(即首次確認時採用之實際利率)計算之折現值兩者之間的差額。有關減低資產之賬面值可直冲減或透過撥備賬作出扣減。有關減值虧損在損益計算表內確認。

以後期間，倘若減值虧損之數額減少，而減少之原因客觀上可與減值虧損確認後所發生之事件相關聯，則先前確認之減值虧損可予以回撥。任何其後撥回之減值虧損會於損益計算表內確認，惟回撥數額以回撥當日之資產賬面值並不超出其攤銷成本為限。

(II)　按成本列賬之資產

倘有客觀證據顯示因未能被可靠計量公平價值而非以公平價值列賬之無報價權益工具出現減值虧損，則該虧損之數額為資產之賬面值及估計未來現金流量之折現值(以當前市場類似金融資產之回報率為折現率折現)之間的差額。該等資產之減值虧損不可撥回。

(III)　可供出售金融資產

倘可供出售金融資產出現減值，成本(扣除任何本金付款及攤銷)與現時公平價值相差之數額，在扣減先前於損益計算表確認之任何減值虧損後，由權益撥入損益計算表。分類為可供出售之權益工具之減值虧損不可在損益計算表撥回。

*(u)　衍生工具*

本集團利用長期貨幣掉期、外幣期權、利率掉期及遠期貨幣合約等衍生金融工具對沖與外幣及利率波動相關之風險。該等衍生金融工具乃按公平價值列賬。

衍生工具將按下列基準確認為對沖項目：(i)預期對沖交易可有效地抵銷所對沖風險應佔之公平價值或現金流量變動，(ii)對沖之有效性能可靠地計量；(iii)對沖生效時有足夠文件記錄對沖關係；及(iv)就現金流量對沖而言，預期進行對沖之交易必須極有可能，且必須顯示最終可影響溢利或虧損之現金流量變化風險。

就對沖會計而言，對沖工具若用以對沖已確認資產或負債及確切承擔的公平價值變動之風險，則可分類為公平價值對沖；若用以對沖與已確認資產或負債或預計交易有關的特定風險所引起的現金流量變化風險，則可分類為現金流量對沖。

就符合特別對沖會計處理之公平價值對沖而言，按公平價值重新計算對沖工具所產生之任何收益或虧損即時於損益計算表確認。對沖風險應佔之對沖項目所產生任何收益或虧損調整至對沖項目之賬面值並於損益計算表確認。

就現金流量對沖而言，釐定為有效對沖之對沖工具之收益或虧損直接於權益確認，而無效部份則於綜合損益計算表確認。於權益累計之收益或虧損乃轉撥至對沖項目影響溢利及虧損同期之損益計算表。

就不符合資格進行對沖會計之衍生工具而言，公平價值變動所產生之任何收益或虧損乃直接於損益計算表確認。

(v) *股息*

董事建議派發之末期股息於股東週年大會上獲股東批准並獲宣佈派發時確認為負債。

由於本公司之公司組織章程大綱及公司細則授予董事宣佈派發中期股息的權力，故中期股息會於建議時同時宣佈派發。因此，中期股息會於其被建議及宣佈派發時立即被確認為負債。

(w) *有關連人士*

下列各方視為本集團之有關連人士：

(I) 透過一名或多名中介人直接或間接(i)控制本集團或受本集團控制或共同控制；(ii)擁有本集團權益，可對本集團行使重大影響力；或(iii)擁有本集團之共同控制權；

(II) 該方為相聯法團；

(III) 該方為合營公司而本集團為該合營公司之參與方；

(IV) 該方為本集團主要管理層人員；

(V) 該方為第(I)或(IV)項所述任何人士之直系親屬；

(VI) 該方為直接或間接受第(IV)或(V)項所述人士控制、共同控制或可行使重大影響力，或擁有重大投票權之實體；或

(VII) 該方為本集團為僱員而設立終止僱用後之福利計劃或屬本集團有關連之實體。

(x) *持作出售之非流動資產(或出售組合)*

非流動資產(或出售之組合)於主要透過出售交易收回賬面值及極可能出售時分類為持作出售資產。倘資產之賬面值主要透過出售交易而非持續使用收回，則資產按賬面值或公平價值減銷售成本之較低者入賬。

## 3. 重要會計判斷及估計

編製本集團財務報表須管理層於報告日期作出會影響所呈報收入、開支、資產及負債之金額以及或有負債披露的判斷、估計及假設。然而，該等假設及估計的不確定或直至日後導致須重大調整受影響之資產或負債的賬面值。

### (A) 判斷

於應用本集團會計政策時，除涉及估計之判斷外，管理層作出以下對財務報表中所確認金額影響重大之判斷：

(a) *金融資產及金融負債之分類*

本集團透過判斷資產及負債是否符合香港會計準則第39號所界定金融資產及金融負債將若干資產及負債分類為金融資產及金融負債。按此，金融資產及金融負債按照附註2(D)(t)所載本集團會計政策列賬。

*(b)* *服務特許權協議*

就Maynilad及Manila North Tollways Corporation (MNTC)的服務特許權協議應用香港(國際財務報告詮釋委員會)－詮釋第12號時，本集團已判定該等協議符合無形資產模式。本集團有關無形資產(除商譽外)的會計政策詳情載於附註
2(D)(h)。

**(B)** **估計項目之不肯定因素**

有關未來之主要假設以及於資產負債表結算日其他主要估計項目不肯定因素之來源(其有導致下個財政年度內資產及負債賬面值須作出重大調整之重大風險)論述如下。

*(a)* *估計物業、廠房及設備之可用年期及剩餘價值*

本集團按預期資產備妥可用之期間估計其物業、廠房及設備之可用年期及剩餘價值。物業、廠房及設備之估計可用年期及剩餘價值會每年檢討，並在基於耗損、技術或商業上過時及使用資產之法定或其他限制預計有別於早前估計時更新。此外，本集團按其對行業慣例、內部技術評估及類似資產之經驗整體評估物業、廠房及設備之可用年期及剩餘價值。然而，日後營運業績或會受估計因上述因素變更而變動之重大影響，就任何期間記錄開支之金額及時間均受該等因素及狀況變動所影響。倘本集團物業、廠房及設備之估計可用年期及剩餘價值減少，其已記錄折舊開支將會增加，而非流動資產將會減少。

*(b)* *估計品牌之可用年期*

本集團估計各種乳製品品牌之可用年期。品牌之估計可用年期會每年檢討，並在市況或其他限制有別於早前估計時更新。然而，日後營運業績或會受估計因上述因素變更而變動之重大影響，就任何期間記錄開支之金額及時間均受該等因素及狀況變動所影響。倘本集團品牌之估計可用年期減少，其已記錄之攤銷開支將會增加，而其他無形資產將會減少。

*(c)* *資產減值*

香港公認會計準則規定必須於出現若干減值跡象時進行減值檢討。就商譽而言，有關資產須每年及於有跡象顯示有關資產可能減值時檢測減值。

購買會計法須作出大量會計估計，以將購買價分配至所購入資產及負債之公平市場價值，包括無形資產及或有負債。本集團對因業務收購所產生之商譽會定期進行減值測試。

釐定物業、廠房及設備、種植園與無形資產(商譽除外)於購入業務日期之公平價值時，須予確定預期自持續使用而產生之日後現金流量(即使用價值)及最終出售該等資產，本集團須就此作出可能對綜合財務報表構成重大影響之估計及假設。日後事件或會導致本集團斷定與其中一項收購業務相關之物業、廠房及設備需被減值。因而產生之減值虧損或會對財政狀況及營運業績構成重大負面影響。

編製估計日後現金流量涉及重大估計。儘管本集團相信其假設屬恰當合理，惟其假設之重大變動或會對其可收回價值之評估構成重大影響，且或會根據香港公認會計準則作出日後額外減值支出。

(d) *遞延稅項資產*

本集團於每個資產負債表結算日檢討其賬面值，並於不再可能有足夠應課稅溢利可用以抵銷全部或部份遞延稅項資產時調減遞延稅項資產。然而，並無保證本集團將產生足夠應課稅溢利可用以抵銷全部或部份已確認遞延稅項資產。

(e) *金融資產及負債*

香港公認會計準則規定本集團必須按公平價值將其若干金融資產及負債列賬，即須作出大量會計估計。公平價值計量主要部份乃以可核證客觀證據(即匯率及利率)釐定，倘本集團採用其他估值方法，則公平價值變動金額或會有所不同。金融資產及負債公平價值之任何變動均會直接影響本集團之綜合溢利及虧損與權益。

(f) *估計應收賬款準備*

本集團按兩個方法估計應收賬款準備。使用此等方法中任何一項方法計算之金額會合併以釐定其撥備之總額。首先，本集團於得悉若干客戶無法履行其財務承擔時評估特定賬目。於該等情況，本集團按其所得最佳事實及狀況作出判斷，包括但不限於與有關客戶之關係長短，及按第三方信貸報告及已知市場因素作出之客戶現行信貸狀況，按本集團預期收回之應收款項金額作出調減，以記錄客戶個別撥備。由於所獲取進一步資料影響所估計金額，故此等個別撥備會被重新評估及調整。其次，本集團按應收款項賬齡若干百分比釐定撥備。該百分比乃基於過往收回款項狀況、撇銷及客戶付款期記錄及變動之整體評估。

倘本集團作出不同估計，則任何期間所記錄開支之金額及時間均會有所不同。本集團之應收賬款準備增加將會導致其所記錄之經營開支增加及資產減少。

(g) *估計存貨準備*

本集團按可獲取最佳事實及狀況估計其存貨準備，包括但不限於存貨本身狀況(即是否已損毀或全部或部份過時)、其市場售價、估計完成成本及估計銷售產生之成本。由於獲取進一步資料會影響所估計金額，故有關撥備會被重新評估及調整。

(h) *退休金及其他退休福利*

本集團就界定福利之承擔及成本乃由本集團聘用的獨立精算師計算及計算有關金額時彼等所用之若干假設釐定。該等假設其中包括折讓率、計劃資產預期回報、薪金及退休金水平增加及僱員平均餘下工作年期。按照香港公認會計準則，實際結果與本集團假設之差異於產生時即時於損益計算表確認。儘管本集團相信精算師之假設屬合理恰當，本集團實際經驗之重大差別或本集團假設之重大變動均可能對其退休金及其他退休承擔有重大影響。

*(i)*　*種植園公平價值之計算*

香港公認會計準則規定本集團必須就其種植園按公平價值減估計銷售時之成本列賬，當中須作出大量會計估計。釐定有關公平值減估計銷售時之成本乃由本集團聘用的獨立估值師計算。公平價值重大部份之計算乃按假設釐定，包括種植園之平均壽命、每公頃產量、種植園面積及折讓率。倘本集團應用其他假設，則公平價值變動金額將有所不同。種植園公平價值之任何變動將會直接影響本集團溢利及虧損與權益。

*(j)*　*以權益支付之購股權開支*

香港公認會計準則規定本集團必須就所發行購股權按其授出日期之公平價值列賬，當中須作出大量會計估計。釐定相關公平值乃由本集團聘用的獨立估值師進行計算。公平價值重大部份之計算乃按包括預期波幅及股息率及平均無風險利率等假設釐定。倘本集團於授出日期應用其他假設，公平價值變動金額將有所不同。於授出日期釐定之購股權公平價值若有任何變動，將會於購股權公平價值於以後之行使期間被確認為開支時直接影響本集團該等期間之溢利及虧損。

**4.　營業額及分部資料**

| *百萬美元* | **2008** | **2007**<br>（經重列） |
|---|---|---|
| **營業額** | | |
| 出售貨品 | 3,896.9 | 2,980.1 |
| 提供服務 | 208.4 | 60.7 |
| **總計** | 4,105.3 | 3,040.8 |

**分部資料**

分部資料按本集團業務活動及地區市場分部分析如下。本集團以業務分部作為基本分部呈報方式，因其與本集團所作之營運及財務 決策較為相符。本集團主要投資之詳情載於第103頁及第104頁。

**按主要業務活動－2008**

| *百萬美元* | **電訊** | **消費性食品** | **基建** | **自然資源** | **總公司** | **2008 總計** |
|---|---|---|---|---|---|---|
| **損益計算表** | | | | | | |
| 分部收入－營業額 | – | 3,992.5 | 112.8 | – | – | 4,105.3 |
| 分部業績 | – | 359.6 | 41.5 | – | (46.1) | 355.0 |
| 借貸成本淨額 | | | | | | (150.5) |
| 應佔聯營公司及合營公司溢利減虧損 | 194.8 | 0.5 | (1.2) | (1.2) | – | 192.9 |
| 除稅前溢利 | | | | | | 397.4 |
| 稅項 | | | | | | (61.4) |
| 年內持續業務溢利 | | | | | | 336.0 |
| 年內一項已終止業務溢利 | | | | | | 0.6 |
| 年內溢利 | | | | | | 336.6 |
| **資產及負債** | | | | | | |
| 分部資產 | – | 3,951.2 | 1,933.7 | – | 14.5 | 5,899.4 |
| 聯營公司及合營公司 | 1,043.8 | 15.4 | 48.0 | 95.1 | – | 1,202.3 |
| 不作分類資產 | | | | | | 97.3 |
| 資產總值 | | | | | | 7,199.0 |
| 分部負債 | – | 533.7 | 677.9 | – | 33.7 | 1,245.3 |
| 不作分類負債 | | | | | | 3,578.5 |
| 負債總額 | | | | | | 4,823.8 |
| **其他資料** | | | | | | |
| 資本開支 | – | 232.3 | 68.2 | – | – | 300.5 |
| 折舊及攤銷 | – | 76.5 | 29.5 | – | 0.5 | 106.5 |
| 種植園公平價值變動之虧損 | – | 97.7 | – | – | – | 97.7 |
| 匯兌及衍生工具虧損淨額 | – | 73.6 | 3.3 | – | 6.3 | 83.2 |
| 已確認之減值虧損 | – | 5.6 | 1.9 | – | 36.4 | 43.9 |
| 其他非現金開支 | – | 7.1 | – | – | 18.0 | 25.1 |

**按主要地區市場－2008**

| *百萬美元* | **菲律賓** | **印尼** | **其他** | **總公司** | **2008 總計** |
|---|---|---|---|---|---|
| 分部收入－營業額 | 112.8 | 3,992.5 | – | – | 4,105.3 |
| 分部資產 | 1,933.7 | 3,951.2 | – | 14.5 | 5,899.4 |
| 聯營公司及合營公司 | 1,183.6 | 15.4 | 3.3 | – | 1,202.3 |
| 不作分類資產 | | | | | 97.3 |
| 資產總值 | | | | | 7,199.0 |
| 資本開支 | 68.2 | 232.3 | – | – | 300.5 |

**按主要業務活動－2007**

| *百萬美元* | **電訊** | **消費性食品** | **基建** | **自然資源** | **總公司** | **2007 (經重列) 總計** |
|---|---|---|---|---|---|---|
| **損益計算表** | | | | | | |
| 分部收入－營業額 | – | 3,040.3 | 0.5 | – | – | 3,040.8 |
| 分部業績 | – | 410.8 | 38.3 | – | 202.8 | 651.9 |
| 借貸成本淨額 | | | | | | (137.1) |
| 應佔聯營公司及合營公司溢利減虧損 | 209.2 | (0.3) | 30.8 | – | – | 239.7 |
| 除稅前溢利 | | | | | | 754.5 |
| 稅項 | | | | | | (94.0) |
| 年內持續業務溢利 | | | | | | 660.5 |
| 年內一項已終止業務溢利 | | | | | | 5.1 |
| 年內溢利 | | | | | | 665.6 |
| **資產及負債** | | | | | | |
| 分部資產 | – | 3,495.5 | 150.4 | – | 195.4 | 3,841.3 |
| 聯營公司及合營公司 | 1,078.9 | 2.3 | 223.5 | – | – | 1,304.7 |
| 不作分類資產 | | | | | | 75.1 |
| 資產總值 | | | | | | 5,221.1 |
| 分部負債 | – | 532.2 | 83.1 | – | 74.5 | 689.8 |
| 不作分類負債 | | | | | | 2,408.3 |
| 負債總值 | | | | | | 3,098.1 |
| **其他資料** | | | | | | |
| 資本開支 | – | 104.5 | 1.6 | – | 0.2 | 106.3 |
| 折舊及攤銷 | – | 63.4 | 0.7 | – | 0.4 | 64.5 |
| 已確認之減值虧損 | – | 35.8 | 2.9 | – | – | 38.7 |
| 其他非現金開支 | – | 2.8 | – | – | 12.3 | 15.1 |

**按主要地區市場－2007**

| *百萬美元* | **菲律賓** | **印尼** | **其他** | **總公司** | **2007 (經重列) 總計** |
|---|---|---|---|---|---|
| 分部收入－營業額 | 0.5 | 3,040.3 | – | – | 3,040.8 |
| 分部資產 | 150.4 | 3,495.5 | – | 195.4 | 3,841.3 |
| 聯營公司及合營公司 | 1,296.7 | 2.3 | 5.7 | – | 1,304.7 |
| 不作分類資產 | | | | | 75.1 |
| 資產總值 | | | | | 5,221.1 |
| 資本開支 | 1.6 | 104.5 | – | 0.2 | 106.3 |

## 5. 借貸成本淨額

| *百萬美元* | 2008 | 2007<br>(經重列) |
|---|---|---|
| 銀行貸款及其他貸款 | | |
| 一須於5年內全數償還 | 163.6 | 159.7 |
| 一毋須於5年內全數償還 | 21.7 | 8.1 |
| **借貸成本總額** | 185.3 | 167.8 |
| 減利息收入 | (34.8) | (30.7) |
| **借貸成本淨額** | 150.5 | 137.1 |

年內本集團並無借貸成本撥作資本(二零零七年：無)。

## 6. 除税前溢利

| *百萬美元* | *附註* | 2008 | 2007 |
|---|---|---|---|
| **除税前溢利已(扣除)／計入**(i) | | | |
| 出售存貨成本 | | (2,470.1) | (1,886.8) |
| 僱員薪酬 | 36(A) | (347.3) | (280.7) |
| 種植園公平價值變動之(虧損)／收益 | 13 | (97.7) | 22.0 |
| 提供服務成本 | | (96.7) | (28.0) |
| 匯兑及衍生工具(虧損)／收益淨額 | 9 | (83.2) | 20.0 |
| 折舊 | 12 | (79.2) | (64.5) |
| 減值虧損 | | | |
| 一聯營公司及合營公司(ii) | | (36.4) | (2.9) |
| 一應收賬款(iii) | 18(C) | (7.0) | (2.5) |
| 一商譽(ii) | 16 | (0.5) | (16.7) |
| 一其他非流動資產(ii) | | – | (12.4) |
| 一物業、廠房及設備(ii) | 12 | – | (4.2) |
| 其他無形資產之攤銷 | 17 | (27.3) | – |
| 經營租約租金 | | | |
| 一土地及樓宇 | | (8.6) | (10.1) |
| 一租賃廠房及設備 | | (3.6) | (0.4) |
| 確認之預付土地費用 | 19 | (7.1) | (2.8) |
| 核數師酬金 | | | |
| 一核數服務 | | (2.1) | (1.9) |
| 一其他服務 | | (0.6) | (0.6) |
| 攤薄於附屬公司權益之收益 | | 18.9 | 149.6 |
| 減持及攤薄於一間聯營公司權益之收益 | | 9.8 | 206.5 |
| 出售可供出售資產之已變現收益 | | 0.6 | 25.0 |
| 出售物業、廠房及設備之收益 | | 0.6 | 0.2 |
| 可供出售資產之股息收入 | | 0.5 | – |
| 按公平價值計入損益之金融資產之股息收入 | | – | 2.9 |

(i) 包括一項已終止業務(扣除)／計入的款項
(ii) 計入其他經營(開支)／收入淨額內
(iii) 計入分銷成本內

## 7. 稅項

由於本集團年內於香港並無估計應課稅溢利(二零零七年：無)，故並無就香港利得稅作出撥備(二零零七年：無)。香港以外地區應 課稅溢利之稅項則按本公司的附屬公司於各營業國家之適用稅率撥備。

| *百萬美元* | 2008 | 2007<br>(經重列) |
|---|---|---|
| **附屬公司－海外** | | |
| 本期稅項 *(附註28)* | 121.6 | 96.5 |
| 遞延稅項 *(附註21)* | (60.2) | (2.5) |
| **總計** | 61.4 | 94.0 |

包括於應佔聯營公司及合營公司溢利減虧損之稅項為九千三百七十萬美元(二零零七年：一億零七百九十萬美元)，其分析如下。

| *百萬美元* | 2008 | 2007 |
|---|---|---|
| **聯營公司及合營公司－海外** | | |
| 本期稅項 | 94.9 | 60.4 |
| 遞延稅項 | (1.2) | 47.5 |
| **總計** | 93.7 | 107.9 |

除稅前溢利乘以適當稅率與綜合損益計算表所示之稅項數額之對賬如下：

| | 2008 | | 2007<br>(經重列) | |
|---|---|---|---|---|
| *百萬美元* | | *%* | | *%* |
| **除稅前溢利** | 397.4 | | 754.5 | |
| 以有關司法權區適用利得稅稅率計算除稅前溢利的 | 140.6 | 35.4 | 261.4 | 34.6 |
| 名義稅項下列各項之稅務影響： | | | | |
| －不可扣減之開支 | 6.0 | 1.5 | 16.3 | 2.2 |
| －毋須繳稅之收入 | (32.5) | (8.2) | (109.6) | (14.5) |
| －應佔聯營公司及合營公司之溢利減虧損 | (32.8) | (8.3) | (92.7) | (12.2) |
| －其他 | (19.9) | (4.9) | 18.6 | 2.4 |
| **稅項** | 61.4 | 15.5 | 94.0 | 12.5 |

**8. 一項已終止業務**

MPIC的董事經過一輪就有關MPIC之業務及其專注經營核心基建的策略回顧後，於二零零八年年底決定減持其地產業務Landco Pacific Corporation (Landco)約21.0%權益，以致MPIC所持Landco權益由51.0%減至約30.0%。於Landco權益之減持預期於二零零九年內完成。於二零零八年十二月三十一日，Landco被分類為持作出售之出售組合。

(A) Landco年內的業績呈列如下：

| *百萬美元* | **2008** | **2007** |
|---|---|---|
| 營業額 | 27.7 | 34.2 |
| 銷售成本及經營開支 | (29.4) | (31.4) |
| 利息收入淨額 | 2.8 | 4.1 |
| 應佔聯營公司及合營公司之溢利減虧損 | 0.2 | (0.1) |
| 除税前溢利 | 1.3 | 6.8 |
| 税項 | (0.7) | (1.7) |
| **年內一項已終止業務溢利** | 0.6 | 5.1 |

(B) Landco於二零零八年十二月三十一日被分類為持作出售的主要資產、負債及儲備分類如下：

| *百萬美元* | **2008** |
|---|---|
| **資產** | |
| 物業、廠房及設備 *(附註12)* | 2.8 |
| 聯營公司及合營公司 | 3.9 |
| 遞延税項資產 *(附註21)* | 9.3 |
| 應收賬款、其他應收賬款及預付款項（即期） | 56.1 |
| 存貨 | 51.0 |
| 其他資產 | 5.2 |
| 分類為持作出售之資產 | 128.3 |
| **負債** | |
| 應付賬款、其他應付賬款及應計款項 | (68.9) |
| 短期債務 | (16.5) |
| 長期債務 | (15.7) |
| 遞延税項負債 *(附註21)* | (5.0) |
| 與分類為持作出售之資產直接有關的負債 | (106.1) |
| **與出售組合直接有關的資產淨值** | 22.2 |

| *百萬美元* | **2008** |
|---|---|
| **儲備** | |
| 出售組合之可供出售資產的未變現收益 | 0.1 |

(C) Landco的現金淨額流量如下：

| *百萬美元* | **2008** | **2007** |
|---|---|---|
| 經營活動 | (21.3) | (2.6) |
| 投資活動 | 1.0 | (7.9) |
| 融資活動 | 21.1 | 8.6 |
| **現金淨額流入／(流出)** | 0.8 | (1.9) |

## 9. 母公司權益持有人應佔溢利

母公司權益持有人應佔溢利包括匯兑及衍生工具虧損淨額四千六百九十萬美元(二零零七年：收益二千五百萬美元(經重列))，其中包括衍生工具公平價值變動及折算本集團未對沖外幣債務及應付款項的匯兑差額而產生之虧損四千三百萬美元(二零零七年：二百七十萬美元)及被指定列作按公平價值計入損益之金融資產的若干PLDT股份之公平價值變動而產生的虧損三百九十萬美元(二零零七年：收益二千七百七十萬美元)；以及非經常性收益淨額二千四百五十萬美元(二零零七年：二億八千六百六十萬美元)。

**匯兑及衍生工具(虧損)／收益分析**

| *百萬美元* | **2008** | **2007**<br>(經重列) |
|---|---|---|
| 匯兑及衍生工具(虧損)／收益 | | |
| －附屬公司*(附註6)* | (83.2) | 20.0 |
| －聯營公司及合營公司 | (17.7) | 14.3 |
| 小計 | (100.9) | 34.3 |
| 税項及少數股東權益應佔部份 | 54.0 | (9.3) |
| **總計** | (46.9) | 25.0 |

二零零八年之非經常性收益二千四百五十萬美元主要包括(i)攤薄本集團於Indofood的權益之收益一千八百九十萬美元，(ii)減持及攤薄本集團於PLDT的權益之收益九百八十萬美元，(iii)MPIC因增加於Maynilad及MDI的權益而產生之收益總計一千三百四十萬美元，(iv)Indofood因未來税率的下調以致遞延税項負債減少而產生的收益一千零五十萬美元及(v)MPIC出售資產所產生的收益三百九十萬美元，部份被本集團就其於Philex之投資所作的減值撥備三千六百四十萬美元所抵銷。二零零七年之非經常性收益二億八千六百六十萬美元主要包括以PLDT股份償付若干總公司可換股票據而減持本集團於PLDT權益之收益一億七千四百七十萬美元及因攤薄本集團於Indofood的食油及種植園業務的實際權益之收益七千五百九十萬美元。

截至二零零八年十二月三十一日止年度，母公司權益持有人應佔溢利已包括本公司應佔溢利五千一百二十萬美元(二零零七年：一億一千二百萬美元)。

## 10. 普通股股息

| | 每股普通股(美仙) | | 百萬美元 | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| 中期 | 0.38 | 0.26 | 12.3 | 8.2 |
| 特別擬派 | – | 0.38 | – | 12.3 |
| 末期擬派 | 0.77 | 0.64 | 24.7 | 20.6 |
| **總計** | 1.15 | 1.28 | 37.0 | 41.1 |

本年度擬派發之末期股息須本公司股東於應屆股東週年大會上批准。

## 11. 母公司權益持有人應佔每股盈利

每股基本盈利乃按年內母公司權益持有人應佔溢利二億零八十萬美元(二零零七年:五億零四百八十萬美元(經重列))及年內已發行普通股加權平均數三十二億二千三百五十萬股(二零零七年:三十二億一千一百四十萬股)計算。

每股攤薄盈利乃按:(i)年內母公司權益持有人應佔溢利二億零八十萬美元(二零零七年:五億零四百八十萬美元(經重列))減少(a)六百一十萬美元(二零零七年:四百二十萬美元)有關換股DMWC所發行可換股票據及(b)三十萬美元(二零零七年:十萬美元)有關行使本集團聯營公司所授出購股權之攤薄影響;(ii)年內已發行普通股加權平均數三十二億二千三百五十萬股(二零零七年:三十二億一千一百四十萬股)(即相等於用於計算每股基本盈利的股份基礎),加上假設年內本公司之所有購股權被視為已獲行使而按零代價發行普通股之加權平均數五千四百一十萬股(二零零七年:六千二百一十萬股)之股份基礎計算。

由於悉數換股總公司可換股票據及MPIC之可換股票據所具有對年內每股基本盈利產生之反攤薄影響會實際使每股盈利金額增加,故此,其影響並無被用作計算每股攤薄盈利。

## 12. 物業、廠房及設備

| *百萬美元* | 土地及樓宇 | 機器、設備及輪船 | 綜合賬 |
|---|---|---|---|
| **原值** | | | |
| 2008年1月1日結算 | 316.2 | 934.2 | 1,250.4 |
| 匯兑折算 | (46.3) | (152.4) | (198.7) |
| 添置 | 9.0 | 151.0 | 160.0 |
| 收購附屬公司 *(附註34(A))* | 30.2 | 62.5 | 92.7 |
| 出售 | (14.1) | (16.7) | (30.8) |
| 重新分類 *(附註8(B))* [i] | (5.2) | (2.1) | (7.3) |
| **2008年12月31日結算** | 289.8 | 976.5 | 1,266.3 |
| **累積折舊及減值** | | | |
| 2008年1月1日結算 | 86.5 | 379.8 | 466.3 |
| 匯兑折算 | (13.3) | (59.2) | (72.5) |
| 年內開支 *(附註6)* | 14.7 | 64.5 | 79.2 |
| 出售 | (1.9) | (8.7) | (10.6) |
| 重新分類 *(附註8(B))* [i] | (1.3) | (3.2) | (4.5) |
| **2008年12月31日結算** | 84.7 | 373.2 | 457.9 |
| **賬面淨值2008年12月31日結算** | 205.1 | 603.3 | 808.4 |

(i) 至分類為持作出售之出售組合資產

| *百萬美元* | 土地及樓宇 | 機器、設備及輪船 | 綜合賬 |
|---|---|---|---|
| **原值** | | | |
| 2007年1月1日結算 | 280.1 | 853.0 | 1,133.1 |
| 匯兑折算 | (15.0) | (38.1) | (53.1) |
| 添置 | 29.1 | 40.4 | 69.5 |
| 收購附屬公司 *(附註34(A))* | 23.7 | 85.0 | 108.7 |
| 出售 | (1.7) | (6.1) | (7.8) |
| **2007年12月31日結算** | 316.2 | 934.2 | 1,250.4 |
| **累積折舊及減值** | | | |
| 2007年1月1日結算 | 76.5 | 339.8 | 416.3 |
| 匯兑折算 | (3.3) | (15.2) | (18.5) |
| 年內開支 *(附註6)* | 13.3 | 51.2 | 64.5 |
| 減值 *(附註6)* | – | 4.2 | 4.2 |
| 出售 | – | (0.2) | (0.2) |
| **2007年12月31日結算** | 86.5 | 379.8 | 466.3 |
| **賬面淨值2007年12月31日結算** | 229.7 | 554.4 | 784.1 |

(A) 主要折舊年率：

| | |
|---|---|
| 永久業權土地 | 無 |
| 永久業權樓宇 | 2.5%至20.0% |
| 租賃樓宇 | 租約年期或2.5%至20.0%之較低者 |
| 機器、設備及輪船 | 2.5%至50.0% |

(B) 土地及樓宇為香港以外之可永久保有及租賃之物業。

(C) 賬面淨值為一億八千三百四十萬美元(二零零七年：八千一百八十萬美元)之物業、廠房及設備已被用作若干本集團銀行融資 的抵押品(附註27(E))。

## 13. 種植園

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 1月1日結算 | 881.5 | 275.0 |
| 外匯折算 | (121.6) | (29.3) |
| 增加 | 76.7 | 36.8 |
| 收購附屬公司 *(附註34(A))* | 5.6 | 577.0 |
| 公平價值變動所產生之(虧損)／收益減估計銷售時之成本淨額 *(附註6)* | (97.7) | 22.0 |
| **12月31日結算** | 744.5 | 881.5 |

於十二月三十一日油棕櫚樹、橡膠樹及其他種植園之實際量度如下。

| | 綜合賬 | |
|---|---|---|
| *公頃* | **2008** | **2007** |
| 油棕櫚樹 | | |
| －已成熟之種植園 | 124,169 | 118,029 |
| －未成熟之種植園 | 58,944 | 43,427 |
| 橡膠樹 | | |
| －已成熟之種植園 | 17,873 | 18,956 |
| －未成熟之種植園 | 4,537 | 3,048 |
| 蔗糖、可可樹、茶樹及其他 | | |
| －已成熟之種植園 | 7,044 | 2,800 |
| －未成熟之種植園 | 761 | 722 |
| **總計** | 213,328 | 186,982 |

(A) 本集團之種植園主要指由Indofood擁有之油棕櫚樹及橡膠樹。該等油棕櫚樹乃專為生產鮮果實串而種植，以供製造棕櫚原油及橄欖油。橡膠樹則為生產膠杯塊而種植。油棕櫚樹種植園的公平價值乃由獨立估值師按折讓有關種植園將來之現金流量釐定。油棕櫚樹種植園的預期將來現金流量乃按鮮果實串的預測市場價值釐定。鮮果實串的預測市場價值很大程度上取決於棕櫚原油及橄欖油的預期市場售價。橡膠樹種植園的公平價值按折讓有關種植園的將來現金流量釐定。橡膠樹種植園的預期將來現金流量乃按膠杯塊的預測市場售價釐定，而膠杯塊的預測市場售價則根據煙膠片1號的預期售價而定。釐定種植園公平價值時作出之重大假設如下:

(a) 假設並無進行全新／重新種植活動。

(b) 油棕櫚樹平均壽命為二十至二十五年，生長之首三年至四年為未成熟期，其後年期為成熟期。橡膠樹之平均壽命為二十年至二十五年，首五年至六年為未成熟期，其後年期為成熟期。

(c) 每公頃油棕櫚樹之產量以印尼棕櫚研究中心之準則為基礎，並隨著油棕櫚樹之平均壽命而改變。每公頃橡膠樹之產量乃根據Indofood農學家之估計為基礎，並由獨立估值師審閱。

(d) 折現現金流量時分別採用折讓率19.3%（二零零七年：18.1%）及18.2%（二零零七年：17.7%）（即Indofood種植園業務油棕櫚樹及橡膠樹之個別資產折讓率）計算。

(e) 棕櫚油於預期期間的預期售價乃根據信譽良好的獨立預測服務公司的預測（就短期而言）以及棕櫚原油過往實際價格研究（就餘下預期期間之最後二十年而言）而定。煙膠片1號於預期期間的預期售價乃根據世界銀行發佈的參考資料以及本集團的過往售價而定。

(B) Indofood種植之油棕櫚樹於二零零八年生產二百五十萬噸（二零零七年：一百五十萬噸）鮮果實串，而橡膠樹則生產二萬八千一百噸（二零零七年：七千九百噸）橡膠。二零零八年所收割鮮果實串及橡膠之公平價值於收割時計算，分別為三億四千二百四十萬美元（二零零七年：二億零六百六十萬美元）及五千四百四十萬美元（二零零七年：八百三十萬美元）。

(C) 賬面淨值為四億二千一百五十萬美元（二零零七年：五億四千六百二十萬美元）之種植園已被用作若干本集團銀行融資的抵押品（附註27(E)）。

## 14. 附屬公司

| | 公司賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 非上市股份之原值 | 1,176.6 | 1,176.6 |
| 扣除減值虧損撥備 | (180.4) | (270.4) |
| **總計** | 996.2 | 906.2 |

本公司之上市附屬公司乃透過中介控股公司持有。

(A) 應收附屬公司款項為無抵押，年利率介乎零至7.3%（二零零七年：年利率介乎零至8.3%）及於一年內償還。本公司應收附屬 公司款項之賬面值與其公平價值相若。

(B) 應付附屬公司款項為無抵押，年利率介乎零至6.8%（二零零七年：年利率介乎零至5.0%）及於一年內償還。本公司應付附屬 公司款項之賬面值與其公平價值相若。

(C) 借自附屬公司貸款為無抵押、年利率介乎2.9%至7.1%（二零零七年：年利率介乎零至7.1%）及毋須於一年內償還。本公司借 自附屬公司貸款之賬面值與其公平價值相若。

(D) 董事會認為對本集團業績或資產淨值有重大影響之主要附屬公司之詳情載列於第103頁及第104頁。

## 15. 聯營公司及合營公司

| *百萬美元* | 聯營公司 2008 | 聯營公司 2007 | 合營公司 2008 | 合營公司 2007 (經重列) | 綜合賬 2008 | 綜合賬 2007 (經重列) |
|---|---|---|---|---|---|---|
| 股份之原值 | | | | | | |
| 一上市 | 1,983.0 | 1,785.9 | – | – | 1,983.0 | 1,785.9 |
| 一非上市 | 102.5 | 56.9 | 2.7 | 63.4 | 105.2 | 120.3 |
| 應佔收購後儲備*(附註31)* | (884.8) | (750.1) | (1.1) | 46.4 | (885.9) | (703.7) |
| 借(自)／予聯營公司及一間合營公司之貸款 | – | (2.1) | – | 104.3 | – | 102.2 |
| **總計** | 1,200.7 | 1,090.6 | 1.6 | 214.1 | 1,202.3 | 1,304.7 |

(A) 於二零零八年十二月三十一日，上市及非上市投資均處於香港境外。

(B) 於二零零八年十二月三十一日，上市投資之市場價值為二十二億八千一百六十萬美元(二零零七年：三十八億一千五百九十萬美元)，而二零零八年已收股息淨額為二億一千一百九十萬美元(二零零七年：一億五千五百萬美元)。

(C) 董事認為對本集團業績或資產淨值有重大影響之本集團主要聯營公司PLDT及Philex之詳情載列於第103頁及第104頁。

(D) PLDT於一九二八年十一月二十八日按菲律賓法例註冊成立，於菲律賓提供電話服務。PLDT的牌照最初限於五十年期，之後兩次續期，每次延續二十五年，而上一次延續額外二十五年期至二零二八年年底。按其於一九九一年八月二十四日之已修訂牌照，PLDT獲授權可於菲律賓境內及菲律賓與其他國家之間提供任何種類的電訊服務。PLDT按菲律賓電訊管理局法章經營，法章包括(但不限於)批准PLDT提供之主要服務及PLDT的若干收費。

(E) Philex於一九九五年按菲律賓法例註冊成立，從事採礦業務。Philex主要從事大型礦產資源勘探、開發及運用。於過去五十年，Philex於呂宋島本格特省Tuba市的Padcal礦源生產銅、金及銀等主要產品。

(F) 於二零零八年十二月三十一日，本集團就投資Philex作出減值撥備三千六百四十萬美元(二零零七年：無)。減值撥備由獨立估值師ATR Kim-Eng Capital Partners, Inc.參考Philex於Padcal及Boyongan礦場的公平價值及可收回值(按Philex的財務預測及折讓現金流量模型並採用折讓率12.0%計算)而釐定。

(G)　按照香港公認會計準則編製，有關本集團之主要的聯營公司PLDT及Philex之附加財務資料列示如下。

| *百萬美元* | PLDT 2008 | PLDT 2007 | Philex[(i)] 2008 |
|---|---|---|---|
| **經營業績** | | | |
| 營業額 | 3,295.3 | 3,088.3 | 2.1 |
| 除税前溢利／(虧損) | 2,121.2 | 1,724.4 | (3.6) |
| 除税後溢利／(虧損) | 1,564.5 | 1,459.1 | (4.1) |
| **年內／期內溢利／(虧損)** | 720.9 | 832.6 | (2.7) |
| **資產淨值** | | | |
| 流動資產 | 1,389.6 | 1,192.1 | 260.6 |
| 非流動資產 | 3,931.7 | 4,613.7 | 360.2 |
| **資產總值** | 5,321.3 | 5,805.8 | 620.8 |
| 流動負債 | (1,377.4) | (1,165.6) | (123.7) |
| 非流動負債及撥備 | (1,805.6) | (2,004.3) | (100.7) |
| **負債總額** | (3,183.0) | (3,169.9) | (224.4) |
| 少數股東權益 | (30.2) | (33.9) | (31.8) |
| **12月31日之資產淨值** | 2,108.1 | 2,602.0 | 364.6 |

(i)　僅提供二零零八年十一月二十八日(本集團投資於Philex的日期)及之後的Philex資料。

(H)　本集團已終止確認其應佔聯營公司Prime Media Holdings，Inc.之虧損，此乃由於應佔該聯營公司之虧損已全面對銷本集團於此投資之成本。本集團之本年度及累積應佔該聯營公司之未確認虧損金額分別為六十萬美元(二零零七年：十萬美元)及八百七十萬美元(二零零七年：八百六十萬美元)。

## 16. 商譽

| *百萬美元* | 綜合賬 2008 | 2007 |
|---|---|---|
| 1月1日結算 | 347.2 | 34.8 |
| 匯兑折算 | (25.2) | (9.6) |
| 收購附屬公司 *(附註34(A))* | 354.1 | 335.1 |
| 增加於一家附屬公司之投資 | – | 3.6 |
| 減值 *(附註6)* | (0.5) | (16.7) |
| **賬面淨值12月31日結算** | 675.6 | 347.2 |

(A) 商譽乃根據業務及地區分部運作分配至本集團之現金產生單位。於二零零八年十二月三十一日之商譽結算金額(a)與Indofood業務（主要為種植園及乳製品）有關並計入本集團於印尼之消費性食品業務分部及(b)與MPIC業務（水務及收費道路）有關並計入本集團於菲律賓之基建業務分部。於二零零七年十二月三十一日之商譽結算金額僅與Indofood業務有關（主要為種植園）。

(B) 於評估商譽減值時，本集團比較有關資產的賬面值與其可收回值。可收回值乃按資產之公平價值減出售成本與其使用價值的 較高者計算。在計算Indofood及MPIC業務以現金流量預測所得公平價值減出售成本或使用價值的可收回值時，Indofood業務之可收回值乃按涵蓋四年至十年（就種植園公司而言）之年期來計算，而MPIC供水業務之可收回值乃按涵蓋十四年之年期來計算。採用於Indofood業務現金流量預測之折讓率介乎15.7%至20.6%（二零零七年：12.8%至23.7%），而採用於MPIC供水業務現金流量預測之折讓率為9.2%，此等折讓率反映各有關業務之風險。

在評估Indofood之種植園業務的可收回值時，棕櫚原油的預期價格乃按多家具信譽的預測服務公司的共識（短期而言）及世界銀行的預測（餘下預測期間而言）而釐定，而蔗糖的預期價格則按蔗糖於過去五年於印尼的平均零售價釐定。預測期間以後的現金流量乃使用估計增長率5.0%而推算，該增長率並無超出此行業及業務營運之國家的長期平均增長率。

在評估Indofood之乳製品業務的可收回值時，該等業務的使用價值乃按該等業務最近的財務預算及預測的現金流量預測而計算。管理層認為此等財務預算及預測合理，其也是管理層所能預算的經濟情況範圍內之最好的推測。預測期間以後的現金流量乃使用估計增長率5.0%而推算，該增長率並無超出此行業及業務營運之國家的長期平均增長率。

在評估MPIC供水業務的可收回值時，其所使用價值乃按其最近的財務預算及預測的現金流量預測而計算。管理層認為此等財務預算及預測合理，其也是管理層所能預算的經濟情況範圍內之最好的推測。

管理層用作釐定可收回值的上述假設有所變動會對評估結果有重大影響。管理層認為上述各項重要假設並無可導致各現金產生單位的商譽賬面值顯著地超越其可收回值的合理可能變動。

MPIC收購First Philippine Infrastructure，Inc.(FPII)所產生的商譽仍屬暫時估計數額，因此尚未分配至特定的現金產生單位。減值測試會於落實收購之會計結果期內開始進行，而有關期間為不多於收購當日起計十二個月計算。然而，管理層認為按照收費道路營運的財務預算及預測，收購FPII所產生的商譽於二零零八年並無減值。

## 17. 其他無形資產

| *百萬美元* | **特許權資產** | **品牌** | **綜合賬** |
|---|---|---|---|
| **成本** | | | |
| 2008年1月1日結算 | – | – | – |
| 收購附屬公司 *(附註34(A))* | 1,199.0 | 346.0 | 1,545.0 |
| 匯兑折算 | (44.7) | – | (44.7) |
| 增加 | 63.8 | – | 63.8 |
| **2008年12月31日結算** | 1,218.1 | 346.0 | 1,564.1 |
| **累積攤銷** | | | |
| 2008年1月1日結算 | – | – | – |
| 年內開支 *(附註6)* | 27.3 | – | 27.3 |
| 匯兑折算 | (1.7) | – | (1.7) |
| **2008年12月31日結算** | 25.6 | – | 25.6 |
| **賬面淨值2008年12月31日結算** | 1,192.5 | 346.0 | 1,538.5 |

(A) 特許權資產指(a) Maynilad所持由MWSS代表菲律賓政府授出可於大馬尼拉市西部地區提供食水及污水處理服務的獨家特許權並可就所提供服務向用戶收費；及(b)MNTC所持有可於各特許權期間就馬尼拉市北高速公路（亦稱北呂宋高速公路(NLEX)）–1、2及3期出資、設計、興建、經營及維修收費道路、收費設施及其他產生收費及非收費收入的設施的權利、權益及特權。

於一九九七年二月，Maynilad與MWSS就MWSS西部服務區訂立特許權協議。根據特許權協議，MWSS授予Maynilad獨家權利，於截至二零二二年止二十五年內管理、經營、修理、終止及整修於西部服務區提供食水及污水處理服務所需的所有固定及流動資產。於特許權期間，Maynilad向現有MWSS系統提供的所有物業、廠房及設備的法定業權仍屬Maynilad，直至屆滿日期為止，屆時該等資產之全部權利、業權及權益將自動歸屬於MWSS。根據特許權協議，Maynilad有權(a)調整年度標準費用率以抵銷消費者物價指數的上升（惟不得超過所限制的費用率調整）；(b)作出特殊價格調整以應對因發生若干不可預見事件而產生的財務後果（惟須受特許權協議所載情況的規限）；及(c)每五年調整費用重訂機制以使Maynilad有效地收回所產生的開支、菲律賓營業税及有關特許權費之債務服務付款以及為該等開支融資所產生的Maynilad貸款。

於一九九五年八月，MNTC母公司First Philippine Infrastructure Development Corporation (FPIDC)與Philippine National Construction Corporation (PNCC)訂立合營公司協議，PNCC向MNTC轉讓於NLEX興建、經營及維護收費設施以及擴建、延伸、連接及更改NLEX道路的特許權的權利、權益及特權，包括於特許權期間設計、出資、興建、修復、整修及現代化以及選擇並安裝合適的收費系統（惟須獲菲律賓總統事先批准）。一九九八年四月，菲律賓政府（透過收費規管委員會作為授權人）、PNCC（特許經營人）及MNTC（受讓人）訂立補充收費公路經營協議（STOA），菲律賓政府認可並同意PNCC向MNTC轉讓其特許權之用益權、權益及特權（惟須經菲律賓總統批准），且授予MNTC特許權、責任及特權，包括授權於STOA生效之日至二零三零年十二月三十一日期間或最後竣工段獲發收費公路經營許可證後三十年期間（以較早者為準）出資、設計、興建、管理及維修NLEX公路工程。於二零零八年十月，特許權協議獲延期七年至二零三七年。根據STOA，MNTC須向PNCC支付特許權費，並按公路工程建設成本及維修工作的若干百分比支付政府項目日常開支。特許權期間屆滿後，MNTC應向菲律賓政府在不附設任何及全部留置權及產權負債下無償交回公路工程，且公路可全面運營並處於良好營運狀況，包括與經營收費公路設施直接相關及關連的任何及全部現有所需土地、工程、收費公路設施及已有設備。

(B) 品牌指PT Indolakto (Indolakto)所持不同乳製品的品牌。

(C) 本集團的特許權資產及品牌均由本集團於業務合併時所收購。

(D) 攤銷可用年期：

| | |
|---|---|
| 特許權資產 | 收購後剩餘特許權年期，15至29年 |
| 品牌 | 20年 |

## 18. 應收賬款、其他應收款項及預付款項

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 應收賬款 | 258.1 | 263.3 |
| 其他應收款項 | 120.6 | 100.8 |
| 預付款項 | 59.8 | 28.4 |
| **總計** | 438.5 | 392.5 |
| **呈列為：** | | |
| **非即期部份** | 3.0 | 37.0 |
| **即期部份** | 435.5 | 355.5 |
| **總計** | 438.5 | 392.5 |

(A) 應收賬款、其他應收款項及預付款項即期部份之賬面值與其公平價值相若。應收賬款、其他應收款項及預付款項之非即期部份之公平價值為三百四十萬美元（二零零七年：四千二百萬美元），此乃按現行之加權平均利率10.5%（二零零七年：9.9%）計算折現之現金流量釐定。應收賬款、其他應收款項及預付款項之非即期部份之加權平均實際利率為11.7%（二零零七年：12.2%）。

(B) 應收賬款之賬齡分析如下。

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 0至30日 | 204.3 | 218.6 |
| 31至60日 | 12.0 | 4.8 |
| 61至90日 | 6.7 | 5.5 |
| 超過90日 | 35.1 | 34.4 |
| **總計** | 258.1 | 263.3 |

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 既未過期亦未減值 | 234.5 | 225.2 |
| 過期但未減值 | | |
| 一過期0至30日 | 9.4 | 6.0 |
| 一過期31至60日 | 6.2 | 5.5 |
| 一過期61至90日 | 7.1 | 13.8 |
| 一過期超過90日 | 0.9 | 12.8 |
| **總計** | 258.1 | 263.3 |

既未過期亦未減值的應收款項與近期並無拖欠還款紀錄之廣泛類別的顧客有關。

過期但未減值的應收款項與本集團多個紀錄良好的客戶有關。根據過往經驗，管理層相信由於該等客戶之信譽質素並無重大改變且該等結餘仍被視為可全數收回，故毋需就該等結餘作出減值撥備。

(C) 於二零零八年十二月三十一日，共二千四百八十萬美元(二零零七年：四百一十萬美元)之應收賬款已減值，並全數撥 備。應收賬款減值撥備之變動如下：

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 1月1日結算 | (4.1) | (1.8) |
| 匯兑折算 | 0.6 | 0.2 |
| 年內開支 *(附註6)* | (7.0) | (2.5) |
| **12月31日結算** | (10.5) | (4.1) |

(D) 由於本集團之應收賬款與大量不同客戶有關，因而並無集中信貸風險。

(E) Indofood給予出口顧客六十日付款期，本地顧客則平均有三十日付款期。MPIC (a)給予用水客戶六十日付款期，(b)透過Tollway Management Corporation (TMC) (MNTC母公司的聯營公司)以使用者預付，可增值電子收費設備以及信用卡付款安排方式收取過路費。

(F) 賬面淨值為二千零九十萬美元(二零零七年：一千六百六十萬美元)之應收賬款已被用作本集團若干銀行融資的抵押品(附註27(E))。

## 19. 預付土地費用

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 1月1日結算 | 151.4 | 48.4 |
| 匯兌折算 | (15.8) | (4.1) |
| 收購附屬公司 *(附註34(A))* | 29.7 | 112.9 |
| 增加 | – | 2.3 |
| 年內確認 *(附註6)* | (7.1) | (2.8) |
| **預付土地費用總額** | 158.2 | 156.7 |
| 計入應收賬款、其他應收款項及預付款項之即期部份 | (5.0) | (5.3) |
| **12月31日結算** | 153.2 | 151.4 |

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| **海外，按以下年期持有：** | | |
| 10年至50年之租賃 | 151.0 | 153.4 |
| 10年內之租賃 | 7.2 | 3.3 |
| **總計** | 158.2 | 156.7 |

## 20. 可供出售資產

| | 綜合賬 | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 上市投資，按公平價值： | | |
| 一股本投資－海外 | 23.8 | 24.4 |
| 一債券－海外，固定利率為14.0%（2007年：14.0%）及於2014年10月1日（2007年：2014年10月1日）到期 | 0.3 | 0.4 |
| 非上市投資，按成本扣除減值撥備： | | |
| 一股本投資－海外 | 32.8 | 3.0 |
| 非上市投資，按公平價值： | | |
| 一會所債券－香港 | 1.7 | 2.3 |
| **總計** | 58.6 | 30.1 |
| **呈列為：** | | |
| **非即期部份** | 1.7 | 6.0 |
| **即期部份** | 56.9 | 24.1 |
| **總計** | 58.6 | 30.1 |

上市股本投資及債券之公平價值乃按市場所報價值釐定。作為非上市投資之會所債券，其公平價值之估計乃參考近期市場交易價格後釐定。董事相信，經參考市價釐定之估計公平價值（已記錄於可供出售資產之賬面值）以及公平價值之相關變動（已直接記錄於本集團之權益）均屬合理，且屬結算日最適用之價值。

## 21. 遞延稅項

年內遞延稅項資產之變動如下。

| 百萬美元 | 稅項虧損結轉 | 呆賬準備 | 僱員退休福利之負債 | 其他 | 綜合賬 |
|---|---|---|---|---|---|
| **遞延稅項資產** | | | | | |
| 2008年1月1日結算 | 7.6 | 1.3 | 22.3 | 13.8 | 45.0 |
| 匯兑折算 | (1.4) | (0.2) | (2.3) | (2.2) | (6.1) |
| 收購附屬公司 *(附註34(A))* | – | – | 4.7 | 13.3 | 18.0 |
| 於損益計算表計入／(扣除) *(附註7)* | 3.0 | 0.9 | (7.7) | (10.5) | (14.3) |
| 轉自稅項準備 *(附註28)* | – | – | – | 5.4 | 5.4 |
| 重新分類 *(附註8(B))* [(i)] | – | – | – | (9.3) | (9.3) |
| **2008年12月31日結算** | 9.2 | 2.0 | 17.0 | 10.5 | 38.7 |

(i) 至分類為持作出售之出售組合資產

| 百萬美元 | 稅項虧損結轉 | 呆賬準備 | 僱員退休福利之負債 | 其他 | 綜合賬 |
|---|---|---|---|---|---|
| **遞延稅項資產** | | | | | |
| 2007年1月1日結算 | 2.4 | 0.4 | 4.9 | 12.6 | 20.3 |
| 匯兑折算 | (0.1) | – | (0.7) | 0.5 | (0.3) |
| 收購附屬公司 *(附註34(A))* | – | – | 5.3 | 0.1 | 5.4 |
| 於損益計算表計入／(扣除) *(附註7)* | 5.3 | 0.9 | 12.8 | (1.4) | 17.6 |
| 轉自稅項準備 *(附註28)* | – | – | – | 2.0 | 2.0 |
| 2007年12月31日結算 | 7.6 | 1.3 | 22.3 | 13.8 | 45.0 |

年內遞延稅項負債之變動如下。

| 百萬美元 | 物業、廠房及設備減免超出折舊之餘額 | 品牌 | 種植園公平價值之變動 | 附屬及聯營公司未分派盈利之預扣稅項 | 其他 | 綜合賬 |
|---|---|---|---|---|---|---|
| **遞延稅項負債** | | | | | | |
| 2008年1月1日結算 | (184.3) | – | (103.1) | (22.0) | (1.4) | (310.8) |
| 匯兑折算 | 21.8 | – | 11.6 | 2.1 | 14.9 | 50.4 |
| 收購附屬公司 *(附註34(A))* | (11.7) | (86.5) | – | – | (79.0) | (177.2) |
| 於損益計算表計入／(扣除) *(附註7)* | 18.3 | – | 24.5 | (2.4) | 33.4 | 73.8 |
| 轉自稅項準備 *(附註28)* | – | – | – | – | (5.2) | (5.2) |
| 重新分類 *(附註8(B))* [(i)] | – | – | – | – | 5.0 | 5.0 |
| **2008年12月31日結算** | (155.9) | (86.5) | (67.0) | (22.3) | (32.3) | (364.0) |

(i) 至與分類為持作出售之資產直接有關的負債

| *百萬美元* | 物業、廠房及設備減免超出折舊之餘額 | 品牌 | 種植園公平價值之變動 | 附屬及聯營公司未分派盈利之預扣稅項 | 其他 | 綜合賬 |
|---|---|---|---|---|---|---|
| **遞延稅項負債** | | | | | | |
| 2007年1月1日結算 | (96.6) | – | (60.6) | (4.3) | (1.8) | (163.3) |
| 匯兑折算 | 4.8 | – | 5.7 | – | 3.9 | 14.4 |
| 收購附屬公司*(附註34(A))* | (93.3) | – | (41.6) | – | (8.9) | (143.8) |
| 於損益計算表計入／(扣除)*(附註7)* | 0.8 | – | (6.6) | (19.2) | 8.2 | (16.8) |
| 轉往／(自)稅項準備*(附註28)* | – | – | – | 1.5 | (2.8) | (1.3) |
| 2007年12月31日結算 | (184.3) | – | (103.1) | (22.0) | (1.4) | (310.8) |

於二零零八年十二月三十一日，可扣減源自相關公司日後所得税之有關税項虧損，非香港税項虧損為九百一十萬美元(二零零七年：七百四十萬美元)及香港税項虧損為三千零二十萬美元(二零零七年：三千零二十萬美元)。非香港税項虧損可用作抵銷該等公司之未來應課税溢利，該等虧損可抵銷之年期為產生後之三至五年，而香港税項虧損可用作無限期抵銷有關產生該等虧損的公司之未來應課税溢利。由於此等虧損由一直錄得虧損之附屬公司所產生，故並無為其確認遞延税項資產。除此以外，遞延税項資產已獲適當確認。

根據菲律賓及印尼所得税法，向外國投資者宣派的股息須徵收10%至15%的預扣税。因此，本集團位於菲律賓及印尼的附屬及聯營公司所分派的股息須繳納預扣税。於二零零八年十二月三十一日，本集團已就於菲律賓所成立的聯營公司之未匯繳盈利之應繳預扣税悉數確認為遞延税項。然而，除將予分派作股息的盈利外，並無就本集團於菲律賓及印尼所成立的附屬公司之未匯繳盈利的應繳預扣税確認遞延税項。董事認為，該等附屬公司不大可能於可見未來分配該等盈利。於二零零八年十二月三十一日，於菲律賓及印尼的附屬公司之投資的未確認遞延税項負債相關暫時差額合共約二千二百五十萬美元(二零零七年：二千五百二十萬美元)。

本公司向其股東派付之股息毋須繳付所得税。

## 22.　按公平價值計入損益之金融資產

是項於二零零七年十二月三十一日的數額是根據市場報價而釐定若干被指定為按公平價值計入損益之金融資產PLDT股份之公平價值，該等資產用作抵銷因總公司可換股票據內含期權部份之公平價值變動所帶來的風險。於二零零八年二月全數償付總公司可換股票據後，餘下之此等PLDT股份已被重新列為本集團於聯營公司的權益。

## 23. 其他非流動資產

| 百萬美元 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|
| 收購資產之按金 | 96.4 | 34.2 |
| 進項增值稅 | 31.8 | 0.3 |
| 退稅申索 | 7.5 | 5.6 |
| 遞延費用 | 7.2 | 9.0 |
| 其他 | 74.2 | 60.9 |
| **總計** | 217.1 | 110.0 |

收購資產之按金主要指Indofood收購輪船及若干土地使用權之按金。

進項增值稅主要指MNTC因購買商品及服務而產生的進項稅(包括與項目建築成本相關的進項稅)。

退稅申索指Indofood就進口小麥所繳付之稅款，有關款項可與Indofood之應付企業所得稅作抵扣。

遞延費用主要指有關Indofood建立系統所產生之遞延成本及開支。

## 24. 現金及現金等值項目

| | 綜合賬 | | 公司賬 | |
|---|---|---|---|---|
| 百萬美元 | 2008 | 2007 | 2008 | 2007 |
| 銀行及手頭現金 | 478.1 | 492.1 | 34.5 | 0.1 |
| 短期定期存款 | 147.8 | 108.7 | 11.4 | 106.2 |
| **總計** | 625.9 | 600.8 | 45.9 | 106.3 |

銀行現金按每日銀行存款利率之浮息率附息。短期定期存款為期三日至一個月不等，視乎本集團之即時現金需求而定，並按短期定期存款之相關息率附息。銀行結餘及定期存款存於信譽良好且近期無違約紀錄的銀行。現金及現金等值項目之賬面值與其公平價值相若。

## 25. 存貨

| 百萬美元 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|
| 原材料 | 389.9 | 281.5 |
| 在製品 | 6.1 | 6.3 |
| 製成品 | 161.4 | 154.9 |
| 持作待售物業 | – | 51.3 |
| **總計** | 557.4 | 494.0 |

(A) 於二零零八年十二月三十一日，賬面值為六千八百八十萬美元(二零零七年：六千三百八十萬美元)之存貨按可變現淨值列賬。

(B) 於二零零八年十二月三十一日，賬面值為九百四十萬美元(二零零七年：一千三百八十萬美元)之存貨已被用作若干本集團銀行融資的抵押品(附註27(E))。

## 26. 應付賬款、其他應付款項及應計款項

| 百萬美元 | 綜合賬 2008 | 2007 |
|---|---|---|
| 應付賬款 | 233.4 | 213.0 |
| 應計款項 | 287.0 | 140.9 |
| 其他應付款項 | 147.0 | 131.7 |
| **總計** | 667.4 | 485.6 |

應付賬款之賬齡分析如下：

| 百萬美元 | 綜合賬 2008 | 2007 |
|---|---|---|
| 0至30日 | 220.7 | 189.4 |
| 31至60日 | 8.5 | 2.0 |
| 61至90日 | 2.6 | 5.9 |
| 超過90日 | 1.6 | 15.7 |
| **總計** | 233.4 | 213.0 |

預期所有應付賬款、其他應付款項及應計款項將於一年內清償。本集團應付賬款、其他應付款項及應計款項之賬面值與其公平價值相若。

## 27. 債務

| 百萬美元 | 實際利率(%) | 到期日 | 附註 | 綜合賬 2008 | 2007 |
|---|---|---|---|---|---|
| **短期** | | | | | |
| 銀行貸款 | 5.0－17.7 (2007：5.9－11.0) | 2009 (2007：2008) | (A) | 1,115.7 | 819.6 |
| 其他貸款 | 2.5－12.5 (2007：2.5－13.5) | 2009 (2007：2008) | (B) | 91.3 | 180.5 |
| 小計 | | | | 1,207.0 | 1,000.1 |
| **長期** | | | | | |
| 銀行貸款 | 5.0－17.7 (2007：7.3－11.0) | 2010－2018 (2007：2009－2013) | (C) | 1,770.1 | 722.4 |
| 其他貸款 | 10.0 (2007：7.8－18.3) | 2010－2012 (2007：2009－2010) | (D) | 181.6 | 322.1 |
| 小計 | | | | 1,951.7 | 1,044.5 |
| **總計** | | | | 3,158.7 | 2,044.6 |

短期債務結餘包括長期債務之即期部份一億六千三百一十萬美元(二零零七年：二億零二百五十萬美元)。

本集團債務之到期組合列載如下：

| 百萬美元 | 銀行貸款 2008 | 銀行貸款 2007 | 其他貸款 2008 | 其他貸款 2007 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|---|---|---|---|
| 不超過1年 | 1,115.7 | 819.6 | 91.3 | 180.5 | 1,207.0 | 1,000.1 |
| 1年以上至2年 | 110.4 | 64.0 | – | 105.8 | 110.4 | 169.8 |
| 2年以上至5年 | 1,129.7 | 608.9 | 181.6 | 216.3 | 1,311.3 | 825.2 |
| 5年以上 | 530.0 | 49.5 | – | – | 530.0 | 49.5 |
| **總計** | 2,885.8 | 1,542.0 | 272.9 | 502.6 | 3,158.7 | 2,044.6 |
| 代表應付金額 | | | | | | |
| －須於5年內全數償還 | 2,297.3 | 1,246.0 | 272.9 | 502.6 | 2,570.2 | 1,748.6 |
| －毋須於5年內全數償還 | 588.5 | 296.0 | – | – | 588.5 | 296.0 |
| **總計** | 2,885.8 | 1,542.0 | 272.9 | 502.6 | 3,158.7 | 2,044.6 |

債務之賬面值乃以下列貨幣列賬：

| 百萬美元 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|
| 美元 | 1,752.4 | 934.1 |
| 印尼盾 | 924.0 | 1,026.6 |
| 披索 | 482.3 | 83.9 |
| **總計** | 3,158.7 | 2,044.6 |

按固定及浮動息率分析之債務賬面值列載如下：

| 百萬美元 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|
| 浮動息率 | 2,479.7 | 1,552.6 |
| 固定息率 | 679.0 | 492.0 |
| **總計** | 3,158.7 | 2,044.6 |

長期債務之賬面值及公平價值列載如下：

| | 賬面值 | | 公平價值 | |
|---|---|---|---|---|
| *百萬美元* | **2008** | **2007** | **2008** | **2007** |
| 銀行貸款 | 1,770.1 | 722.4 | 1,777.0 | 731.3 |
| 其他貸款 | 181.6 | 322.1 | 155.3 | 332.9 |
| **總計** | 1,951.7 | 1,044.5 | 1,932.3 | 1,064.2 |

公平價值乃按本集團所發行之上市票據及債券之已公佈報價，及以借貸息率5.0%至17.7%（二零零七年：5.9%至10.0%）作折讓率為其他定息債務預測現金流量為基礎計算所得。本集團浮息債務之賬面值與其公平價值相若，主要由於其利率經常獲重訂。

短期債務之賬面值與其公平價值相若。

債務之詳情列載如下：

**(A)　短期銀行貸款**

結算餘額包括本公司全資擁有之兩家附屬公司借入的一億五千萬美元（總面值一億五千萬美元）銀行貸款（二零零七年：無），詳情概述如下：

(a)　一筆於二零零八年十一月提取的一億美元（面值一億美元）（二零零七年：無）銀行貸款，以本集團於PLDT之3.3%權益作抵押，利率以浮動之倫敦銀行同業拆息(LIBOR)為基準計算，並須於二零零九年十一月償還。

(b)　一筆於二零零八年十一月提取的五千萬美元（面值五千萬美元）（二零零七年：無）銀行貸款，以本集團於Philex之20.1%權益及於MPIC之8.5%權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零零九年十一月償還。

**(B)　其他短期貸款**

結算餘額包括Indofood發行之一萬億印尼盾（面值八千九百一十萬美元）之印尼盾債券（指二零零四年七月發行之本金額一萬億印尼盾（九千一百三十萬美元）減二零零五年購回債券之面值為二百四十億印尼盾（二百二十萬美元）的債券）（二零零七年：面值一億零三百六十萬美元），附票息率為12.5%，每季付息，並於二零零九年七月到期。

**(C)　長期銀行貸款**

結算餘額包括本公司多家全資擁有之附屬公司借入的六億三千四百二十萬美元（總面值六億四千一百三十萬美元）銀行貸款（二零零七年：六億四千一百一十萬美元），詳情概述如下：

(a)　一筆於二零零五年十一月提取之四千四百六十萬美元（面值四千五百萬美元）（二零零七年：四千九百五十萬美元）銀行貸款，以本集團於PLDT之1.4%（二零零七年：1.1%）權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一二年十一月償還。

(b)　一筆於二零零六年七月提取之四千九百六十萬美元（面值五千萬美元）（二零零七年：四千九百五十萬美元）銀行貸款，以本集團於PLDT之1.2%（二零零七年：1.0%）權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一一年七月償還。

(c)　一筆於二零零六年十一月提取之四千六百萬美元(面值四千六百三十萬美元)(二零零七年：四千九百五十萬美元)銀行貸款，以本集團於PLDT之1.1%(二零零七年：1.1%)權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一三年十一月償還。

(d)　一筆於二零零七年一月提取之二億九千六百五十萬美元(面值三億美元)(二零零七年：二億九千五百六十萬美元)銀行貸款，以本集團於PLDT之6.7%(二零零七年：6.6%)權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一一年十二月償還。

(e)　一筆於二零零七年八月提取之一億九千七百五十萬美元(面值二億美元)(二零零七年：一億九千七百萬美元)銀行貸款，以本集團於PLDT之3.9%(二零零七年：3.9%)權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一二年十二月償還。

**(D)　其他長期貸款**

結算餘額包括Indofood於二零零七年五月發行之二萬億印尼盾(面值一億八千二百六十萬美元)之印尼盾債券(二零零七年：面值二億一千二百三十萬美元)，附票息率為10%，每季付息，並於二零一二年五月到期。

**(E)　集團資產抵押**

於二零零八年十二月三十一日，總債務包括有抵押銀行及其他債務十六億零四百萬美元(二零零七年：七億七千三百六十萬美元)。該銀行及其他債務乃由本集團相當於賬面淨值六億三千五百二十萬美元(二零零七年：六億五千八百四十萬美元)之物業、廠房及設備、種植園、應收賬款、存貨以及本集團於PLDT之17.6%(二零零七年：13.7%)權益、於MPIC之8.5%(二零零七年：無)權益及於Philex之20.1%(二零零七年：無)權益作為抵押。

**(F)　銀行承諾**

除Metro Pacific Corporation(Metro Pacific)外，本集團已遵守所有銀行承諾。自二零零一年第四季起，Metro Pacific未能應付其債務責任。於二零零八年十二月三十一日，Metro Pacific共有一億零九百萬披索(二百三十萬美元)(二零零七年：四億五千一百萬披索或一千零九十萬美元)尚未償還債務責任。Metro Pacific經已與若干債權人就償還部份債務責任達成協 議，並預期於二零零九年進一步減少未償還債務責任。

## 28. 稅項準備

| *百萬美元* | 綜合賬 2008 | 2007 |
|---|---|---|
| 1月1日結算 | 52.9 | 23.1 |
| 匯兑折算 | (7.2) | (1.7) |
| 收購附屬公司*(附註34(A))* | 0.7 | 17.6 |
| 本年度估計應課稅溢利之稅項準備*(附註7)* | 121.6 | 96.5 |
| 轉自遞延稅項*(附註21)* | 0.2 | 0.7 |
| **總計** | 168.2 | 136.2 |
| 已付稅款 | (112.4) | (83.3) |
| **12月31日結算** | 55.8 | 52.9 |

## 29. 遞延負債及撥備

| *百萬美元* | 退休金 | 長期負債 | 其他 | 綜合賬 2008 | 2007 |
|---|---|---|---|---|---|
| 1月1日結算 | 152.4 | 8.3 | 37.2 | 197.9 | 108.7 |
| 匯兑折算 | (21.9) | (17.7) | (6.2) | (45.8) | (3.0) |
| 增加 | 0.6 | 2.1 | 4.8 | 7.5 | 59.9 |
| 收購附屬公司*(附註34(A))* | 11.1 | 276.8 | 102.3 | 390.2 | 37.2 |
| 付款及動用 | (4.5) | (9.8) | (63.7) | (78.0) | (4.9) |
| **12月31日結算** | 137.7 | 259.7 | 74.4 | 471.8 | 197.9 |
| **按以下方式呈列：** | | | | | |
| **即期部分** | – | 19.0 | 20.4 | 39.4 | 17.4 |
| **非即期部分** | 137.7 | 240.7 | 54.0 | 432.4 | 180.5 |
| **總計** | 137.7 | 259.7 | 74.4 | 471.8 | 197.9 |

退休金為有關退休計劃及長期服務金的應計負債。

長期負債主要為Maynilad應付予MWSS的特許權費及遞延借貸(指將退還予客戶的匯兑收益以及重新折算Maynilad應付的以外幣計值部份之特許權費及貸款產生的匯兑差額)及Indofood就物業、廠房及設備計入拆卸、遷移或復修之應計負債。

其他主要與MNTC就增值稅所作撥備及重組撥備有關。重組撥備與本集團重組PLDT股權架構有關。重組撥備金額乃根據預計完成重組所需交易成本作出估計。估計基準將會持續檢討，並於適當時修訂。

## 30. 股本

| *百萬美元* | 綜合賬及公司賬 2008 | 2007 |
|---|---|---|
| **法定** | | |
| 5,000,000,000 (2007年：5,000,000,000) 股每股面值1美仙之普通股 | 50.0 | 50.0 |
| **已發行及繳足** | | |
| 1月1日結算 | 32.2 | 32.0 |
| 行使購股權而發行之股份 | 0.1 | 0.2 |
| 購回及註銷股份 | (0.2) | – |
| **12月31日結算** | | |
| 3,213,377,003 (2007年：3,224,143,003) 股每股面值1美仙之普通股 | 32.1 | 32.2 |

本公司於年內的股本變動如下：

(A) 七百零六萬份(二零零七年：二千三百三十一萬四千份)購股權已按每股1.76港元(二零零七年：每股1.76港元)之行使價已獲行使，致使七百零六萬股(二零零七年：二千三百三十一萬四千股)每股面值1美仙之新普通股以現金總代價一千二百四十萬港元(一百六十萬美元)(二零零七年：四千一百萬港元或五百三十萬美元)獲發行。本公司購股權計劃詳情載於財務報表附註37(D)(a)。

(B) 本公司於年內以總代價(未扣除開支)七千八百二十萬港元(一千零一十萬美元)(二零零七年：二千三百三十萬港元或三百萬美元)於香港聯交所購回本公司之一千七百八十二萬六千股(二零零七年：三百九十六萬四千股)普通股。其後該等股份已被註銷。購回之詳情概述如下：

| 購回月份 | 購回普通股數目 | 每股已付購買價 最高 *港元* | 最低 *港元* | 已付總代價 *百萬港元* | *百萬美元* |
|---|---|---|---|---|---|
| 2008年5月 | 3,320,000 | 5.50 | 5.20 | 17.7 | 2.3 |
| 2008年6月 | 3,152,000 | 4.99 | 4.83 | 15.6 | 2.0 |
| 2008年7月 | 2,226,000 | 4.62 | 4.24 | 10.0 | 1.3 |
| 2008年9月 | 4,392,000 | 4.50 | 3.90 | 18.0 | 2.3 |
| 2008年10月 | 4,736,000 | 3.88 | 2.20 | 16.9 | 2.2 |
| **總計** | 17,826,000 | | | 78.2 | 10.1 |

董事認為購回股份可透過提高本公司資產淨值及每股盈利而對股東整體有利。

## 31. 其他儲備

本集團匯兑儲備按主要營運公司分析如下：

| 百萬美元 | 綜合賬 2008 | 2007 |
|---|---|---|
| PLDT | (27.2) | 51.0 |
| MPIC | (15.4) | 6.6 |
| Indofood | (75.5) | (17.4) |
| Philex | 3.0 | – |
| 其他 | (0.9) | 4.0 |
| **總計** | (116.0) | 44.2 |

於綜合儲備列賬之聯營公司及合營公司累積儲備分析如下：

| 百萬美元 | 聯營公司 2008 | 聯營公司 2007 | 合營公司 2008 | 合營公司 2007 (經重列) | 綜合賬 2008 | 綜合賬 2007 (經重列) |
|---|---|---|---|---|---|---|
| **聯營公司及合營公司** | | | | | | |
| 收益儲備 | (861.8) | (808.5) | (0.5) | 30.6 | (862.3) | (777.9) |
| 匯兑儲備 | (24.4) | 51.1 | (0.6) | 15.8 | (25.0) | 66.9 |
| 現金流量對沖之未變現收益 | 1.4 | 7.3 | – | – | 1.4 | 7.3 |
| **總計** *(附註15)* | (884.8) | (750.1) | (1.1) | 46.4 | (885.9) | (703.7) |

本集團資本及其他儲備包括資本贖回儲備二十萬美元(二零零七年：無)。

本公司的實繳盈餘來自本集團於一九八八年的重組，並相等於本公司已發行股本面值與所收購附屬公司於收購當日的總資產淨值之差額。根據百慕達一九八一年公司法案(經修訂)，本公司可在符合若干條件的情況下，將實繳盈餘分派予股東。

## 32. 少數股東權益

本集團少數股東權益按主要營運公司分析如下：

| 百萬美元 | 綜合賬 2008 | 2007 (經重列) |
|---|---|---|
| Indofood | 1,060.7 | 949.9 |
| MPIC | 184.4 | 41.8 |
| **總計** | 1,245.1 | 991.7 |

## 33. 衍生工具負債

於二零零七年十二月三十一日的款項指總公司可換股票據內含可換股期權之公平價值。於二零零八年二月總公司可換股票據全數結算後，該衍生負債的所有餘額計入損益計算表。

## 34. 綜合現金流量表附註

### (A) 收購附屬公司

| 百萬美元 | MPIC將DMWC及其附屬公司綜合入賬 | MPIC收購FPII及其附屬公司 | Indofood收購PT Lajuperdana Indah (LPI) | Indofood收購Drayton及其附屬公司 | 其他 | 2008總計 | 2007年Indofood收購PT Perusahaan Perkebunan London Sumatra及其他總計 | 緊接收購前之賬面值 2008總計 | 緊接收購前之賬面值 2007總計 |
|---|---|---|---|---|---|---|---|---|---|
| | 收購時確認之公平價值 | | | | | | | | |
| **代價** | | | | | | | | | |
| 現金及現金等值項目 | 107.9 | 242.2 | 41.0 | 351.5 | 5.9 | 748.5 | 573.6 | | |
| 合營公司 | 100.3 | - | - | - | - | 100.3 | - | | |
| 應收一間合營公司款項 | 21.1 | - | - | - | - | 21.1 | - | | |
| 應付一間集團公司款項 | - | 9.5 | - | - | - | 9.5 | - | | |
| IndoAgri已發行股份 | - | - | - | - | - | - | 132.1 | | |
| **總計** | 229.3 | 251.7 | 41.0 | 351.5 | 5.9 | 879.4 | 705.7 | | |
| **資產淨值** | | | | | | | | | |
| 物業、廠房及設備 *(附註12)* | 11.6 | 2.2 | 40.9 | 36.0 | 2.0 | 92.7 | 108.7 | 82.8 | 80.8 |
| 種植園 *(附註13)* | - | - | 4.3 | - | 1.3 | 5.6 | 577.0 | 5.9 | 198.1 |
| 聯營公司及合營公司 | - | 14.3 | - | - | - | 14.3 | - | 13.7 | - |
| 其他無形資產 *(附註17)* | 853.7 | 345.3 | - | 346.0 | - | 1,545.0 | - | 1,404.0 | - |
| 應收賬款、其他應收款項及預付款項(非流動) | - | 6.1 | - | - | - | 6.1 | 14.9 | 6.1 | 14.9 |
| 預付土地費用 *(附註19)* | - | - | 20.0 | 8.6 | 1.1 | 29.7 | 112.9 | 11.6 | 54.0 |
| 遞延稅項資產 *(附註21)* | 11.3 | 4.3 | 2.1 | 0.3 | - | 18.0 | 5.4 | 3.7 | 0.2 |
| 其他非流動資產 | 15.1 | 33.4 | - | 3.1 | 5.3 | 56.9 | 9.5 | 57.1 | 9.5 |
| 現金及現金等值項目 | 61.9 | 37.9 | 34.8 | 1.1 | 1.0 | 136.7 | 56.0 | 136.7 | 56.0 |
| 抵押存款 | 12.0 | - | - | - | - | 12.0 | - | 12.0 | - |
| 應收一間集團公司款項 | - | 9.5 | - | - | - | 9.5 | - | 9.5 | - |
| 可供出售資產 | - | - | - | 1.2 | - | 1.2 | - | 1.2 | - |
| 應收賬款、其他應收款項及預付款項(流動) | 23.2 | 2.9 | 4.2 | 35.3 | 0.1 | 65.7 | 17.8 | 65.7 | 17.8 |
| 存貨 | 0.6 | 0.6 | 0.5 | 48.8 | 0.1 | 50.6 | 19.9 | 50.6 | 19.9 |
| 資本儲備 | 2.2 | - | - | - | - | 2.2 | - | - | - |
| 應付賬款、其他應付款項及應計款項 | (147.0) | (19.7) | (16.8) | (61.2) | (5.2) | (249.9) | (59.2) | (249.7) | (59.2) |
| 應付一間集團公司款項 | (95.0) | - | - | - | - | (95.0) | - | (95.0) | - |
| 短期債務 | (50.0) | (13.6) | (0.3) | (16.0) | - | (79.9) | (27.5) | (79.9) | (27.5) |
| 遞延負債及撥備之即期部份 | (22.5) | (3.9) | - | - | - | (26.4) | - | (26.4) | - |
| 稅項準備 *(附註28)* | - | - | (0.1) | (0.6) | - | (0.7) | (17.6) | (0.7) | (17.6) |
| 長期債務 | - | (179.1) | (21.2) | (6.2) | - | (206.5) | (62.7) | (206.5) | (62.7) |
| 遞延負債及撥備 *(附註29)* | (345.0) | (40.1) | - | (5.1) | - | (390.2) | (37.2) | (340.9) | (19.7) |
| 遞延稅項負債 *(附註21)* | (65.3) | (13.9) | (6.7) | (91.0) | (0.3) | (177.2) | (143.8) | (131.9) | (8.2) |
| **總資產淨值** | 266.8 | 186.2 | 61.7 | 300.3 | 5.4 | 820.4 | 574.1 | 729.6 | 256.3 |
| 少數股東權益 | (123.3) | (52.7) | (24.8) | (94.3) | - | (295.1) | (203.5) | | |
| **按公平價值計算收購時之總資產淨值** | 143.5 | 133.5 | 36.9 | 206.0 | 5.4 | 525.3 | 370.6 | | |
| **商譽** *(附註16)* | 85.8 | 118.2(i) | 4.1 | 145.5 | 0.5 | 354.1 | 335.1 | | |
| **於綜合現金流量表中之現金開支淨額** | (46.0) | (204.3) | (6.2) | (350.4) | (4.9) | (611.8) | (517.6) | | |

(i) 為暫時估計金額，有待於進一步評估應佔所收購已識別資產及所承擔負債及或有負債之公平價值後作出調整

二零零八年七月，MPIC (i)償還十四億披索(三千一百八十萬美元)的可換股債務並向Ashmore Investment Management Limited及其聯號公司(Ashmore Funds)購買DMWC發行的二千萬美元可換股債務；及(ii)向本公司購買DMWC發行的二千萬美元可換股債務。進行上述交易後，MPIC於DMWC之投票權益按全面攤薄基準計算，增至約55.4%。因此，DMWC自合營 公司轉變為MPIC的附屬公司，而MPIC自二零零八年七月起將DMWC的財務業績及財務狀況綜合入賬。二零零八年十一月，MPIC與DMCI Holdings Inc.就投資DMWC達成最終股東協議。根據該協議，MPIC於DMWC之經濟權益按全面攤薄基準計算，亦從50.0%增至55.4%。

二零零八年十一月，MPIC收購First Philippine Infrastructure，Inc. (FPII)之99.8%權益。FPII擁有MNTC約67.1%權益。MNTC於一九九八年六月獲授特許經營權，可就菲律賓NLEX的收費公路、收費設施及產生收費與非收費收入的其他設施融資、設計、建設、經營及維修。

二零零八年七月，Indofood附屬公司PT Salim Ivomas Pratama (SIMP)以總代價三千七百五十億印尼盾(四千一百萬美元)完成認購PT Lajuperdana Indah (LPI) 60.0%權益。LPI於印尼經營甘蔗種植園，擁有約二萬一千五百公頃種植園土地。

二零零八年十二月，Indofood以總代價三億五千萬美元收購Drayton Pte Ltd (Drayton)全部權益並向Drayton原股東收購Drayton一億零五十萬美元的股東貸款。Drayton擁有Indolakto之68.6%權益，屬投資控股公司。Indolakto於印尼從事生產加工乳製品及乳製品相關產品。

商譽主要來自收購上述所收購公司控制權所得溢價及預期上述收購所產生的協同效應。

自收購日期起，上述所收購公司錄得年度溢利一千六百五十萬美元，計入本集團損益表內。倘上述所有收購均於二零零八年一月一日進行，則本集團截至二零零八年十二月三十一日止年度的營業額應為四十三億二千六百三十萬美元。由於管理層並無被收購公司之種植園於年初的公平價值資料，故披露有關假設收購於年初已進行之本集團年內溢利為不可行的。年內所收購的附屬公司分別自經營及融資活動產生現金收入淨額五千零二十萬美元及一億二千零三十萬美元，並就年內投資活動產生 現金支出淨額九千零二十萬美元。

**(B)　於聯營公司之投資**

現金開支主要與本集團於二零零八年十一月投資一億二千九百一十萬美元取得Philex之20.1%權益及MPIC於二零零八年六月投資一千一百四十萬美元取得Davao Doctors Hospital之34.0%權益有關。

**(C)　抵押存款**

二零零八年十二月三十一日，本集團已抵押銀行存款為一千二百萬美元(二零零七年：無)，就Maynilad要求支付特許經營費 提供履約保證。

**(D)　主要非現金交易**

年內，本集團轉讓PLDT 0.1%股份而償還三百九十萬美元總公司的可換股票據，及MPIC擁有96.6%權益的附屬公司MetroPacific Corporation向債權人轉讓若干物業資產而償還二億八千九百萬披索(六百八十萬美元)的借款。

## 35. 承擔及或有負債

### (A) 資本開支

| *百萬美元* | 綜合賬 2008 | 2007 |
|---|---|---|
| 有關附屬公司之承擔： | | |
| 已批准但未簽約 | 548.2 | 185.6 |
| 已簽約但未計提 | 6.3 | 41.9 |
| **總計** | 554.5 | 227.5 |

本集團之資本開支承擔主要與Indofood購買物業、廠房及設備、於種植園的投資，以及Maynilad及MNTC建設水務及收費公路基建有關。

於二零零八年十二月三十一日，本公司並沒有資本開支承擔(二零零七年：無)。

### (B) 租賃承擔

於二零零八年十二月三十一日，本集團根據不可取消之經營租約須於未來支付之最低租金總額如下：

| *百萬美元* | 綜合賬 2008 | 2007 |
|---|---|---|
| **土地及樓宇** | | |
| －1年內 | 2.8 | 1.9 |
| －2至5年(包括在內) | 1.6 | 1.9 |
| －5年後 | 1.8 | 3.2 |
| 小計 | 6.2 | 7.0 |
| **廠房及設備** | | |
| －1年內 | 0.1 | 0.3 |
| －2至5年(包括在內) | 0.1 | 0.3 |
| －5年後 | 0.1 | 0.8 |
| 小計 | 0.3 | 1.4 |
| **總計** | 6.5 | 8.4 |

於二零零八年十二月三十一日，本公司並沒有租賃承擔(二零零七年：無)。

### (C) 或有負債

於二零零八年十二月三十一日，除Indofood就若干種植園農戶為其生產及向其銷售鮮果實串之安排所獲之信貸而為該等農戶提供之擔保五千三百七十萬美元(二零零七年：七千三百四十萬美元)外，本集團或本公司均沒有任何重大或有負債(二零零七年：無)。

## 36. 僱員福利

### (A) 酬金

| *百萬美元* | 綜合賬 2008 | 2007 |
|---|---|---|
| 基本薪金 | 209.6 | 179.7 |
| 花紅 | 44.3 | 28.5 |
| 實物收益 | 29.5 | 41.4 |
| 退休金供款 | 35.1 | 14.1 |
| 退休及解僱撥備 | 10.8 | 8.3 |
| 以權益支付購股權之開支 | 18.0 | 8.7 |
| **總計** *(附註6)* | 347.3 | 280.7 |
| **平均僱員人數** | 65,015 | 51,722 |

以上包括董事酬金。有關董事酬金的披露詳情列載於財務報表附註37(A)。

### (B) 退休福利

本集團設立界定供款及界定福利計劃。此外，本集團亦就僱員福利估計負債作出撥備以符合印尼勞工法所規定須向合資格僱員支付的最低福利金。

*(a) 界定供款計劃*

本集團為約17,884名（二零零七年：19,351名）僱員設立五項（二零零七年：五項）界定供款計劃。該等計劃的資產由獨立受託人管理，跟本集團資產分開處理。本集團或僱員所作之計劃供款按僱員的薪金及服務年資而釐定，介乎零至10%（二零零七年：零至10%）。根據計劃條款，本集團毋須作出超逾上述供款水平的額外供款。於上述計劃中，其中三項（二零零七年：三項）可利用沒收供款扣減僱主的現有供款金額。二零零八年年內，並沒有動用款項作此用途（二零零七年：無）。於二零零八年十二月三十一日，沒收供款已全數動用。

*(b) 界定福利計劃及僱員福利估計負債*

本集團為約2,615名（二零零七年：753名）僱員設立五項（二零零七年：三項）界定福利計劃。該等計劃其中四項（二零零七年：兩項）之資產由獨立受託人管理，跟本集團資產分開處理。福利乃經參考僱員的最終薪酬及服務年資釐定，以及計劃均已進行獨立估值。此等精算估值乃由PT Sentra Jasa Aktuaria（印尼精算師協會及Expert in Life Insurance in Indonesia之會員）及Actuarial Advisers，Inc.與Institutional Synergy，Inc，FASP（菲律賓精算協會之會員）之精算師按預測單位基數方法計算。該等計劃的資產並不包括本集團任何金融工具、本集團佔用的物業或使用的其他資產。於二零零八年十二月三十一日，本集團有關其界定福利計劃的資金水平為59.5%（二零零七年：57.3%）。

本集團為約45,953名（二零零七年：42,291名）僱員的僱員福利估計負債作出撥備。有關撥備金額乃參考僱員最終薪酬及服務年資並經PT Sentra Jasa Aktuaria及PT Jasa Aktuaria Praptasentosa Gunajas（印尼精算師協會及Expert in Life Insurance in Indonesia之會員）之精算師採用預測單位基數方法所釐定。

(I) 計入資產負債表界定福利計劃的負債及僱員福利估計負債金額如下：

| 百萬美元 | 界定福利計劃 | 僱員福利估計負債 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|---|---|
| 界定福利責任現值 | (18.5) | (125.8) | (144.3) | (154.9) |
| 計劃資產公平價值 | 11.0 | – | 11.0 | 6.3 |
| **計入資產負債表之負債** | (7.5) | (125.8) | (133.3) | (148.6) |

(II) 界定福利責任的現值於本年內的變動如下：

| 百萬美元 | 界定福利計劃 | 僱員福利估計負債 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|---|---|
| 1月1日結算 | (11.0) | (143.9) | (154.9) | (67.2) |
| 匯兑折算 | 2.1 | 20.4 | 22.5 | 3.1 |
| 現有服務成本 | (1.8) | (10.5) | (12.3) | (8.1) |
| 承擔的利息成本 | (1.0) | (17.8) | (18.8) | (8.8) |
| 精算收益／(虧損) | 4.2 | 22.0 | 26.2 | (41.3) |
| 收購附屬公司 | (12.8) | (5.3) | (18.1) | (37.2) |
| 已付福利 | 1.8 | 9.3 | 11.1 | 4.6 |
| **12月31日結算** | (18.5) | (125.8) | (144.3) | (154.9) |

(III) 界定福利計劃之計劃資產的公平價值於本年內的變動如下：

| 百萬美元 | 綜合賬 2008 | 綜合賬 2007 |
|---|---|---|
| 1月1日結算 | 6.3 | 6.8 |
| 匯兑折算 | (1.4) | (0.2) |
| 預期回報 | 0.5 | 0.9 |
| 精算虧損 | (0.6) | – |
| 結算時所分配資產 | (0.8) | – |
| 僱主供款 | 1.8 | 0.1 |
| 收購附屬公司 | 7.0 | – |
| 已付福利 | (1.8) | (1.3) |
| **12月31日結算** | 11.0 | 6.3 |

整體預期資產回報率按結算責任期間當日的現行市價釐定。

(IV) 界定福利計劃內之計劃資產主要組別佔整體計劃資產公平價值的百分比如下：

| | 綜合賬 | |
|---|---|---|
| | **2008** | **2007** |
| 菲律賓股權 | 52% | 1% |
| 印尼股權 | 48% | 99% |

(V) 現行及過往四年的界定福利計劃款額如下：

| | | | 綜合賬 | | |
|---|---|---|---|---|---|
| *百萬美元* | **2008** | **2007** | **2006** | **2005** | **2004** |
| 界定福利責任 | (18.5) | (11.0) | (10.5) | (11.0) | (9.0) |
| 計劃資產 | 11.0 | 6.3 | 6.8 | 6.2 | 6.4 |
| 虧絀 | (7.5) | (4.7) | (3.7) | (4.8) | (2.6) |
| 計劃負債經驗調整 | (4.1) | (0.7) | (0.1) | (2.3) | (1.0) |
| 計劃資產經驗調整 | (0.6) | – | – | – | – |

(VI) 於損益計算表內確認之金額分析如下：

| | 界定 | 僱員福利 | 綜合賬 | |
|---|---|---|---|---|
| *百萬美元* | **福利計劃** | **估計負債** | **2008** | **2007** |
| 現有服務成本 | 1.8 | 10.5 | 12.3 | 8.1 |
| 承擔的利息成本 | 1.0 | 17.8 | 18.8 | 8.8 |
| 計劃資產預期回報 | (0.5) | – | (0.5) | (0.9) |
| 年內確認的精算（收益）／虧損淨額 | (3.6) | (22.0) | (25.6) | 41.3 |
| **總計**[i] | (1.3) | 6.3 | 5.0 | 57.3 |
| **計劃資產實質回報** | | | 7% | 13% |

(i) 包括在銷售成本、分銷成本、行政開支及其他經營開支淨額內

(VII) 於十二月三十一日的主要精算假設（加權平均數）如下：

| | 綜合賬 | |
|---|---|---|
| | **2008** | **2007** |
| 折讓率 | 11% | 9% |
| 計劃資產預期回報 | 8% | 8% |
| 未來薪金增長 | 9% | 9% |
| 未來退休金增長 | 9% | 9% |
| 僱員的平均尚餘工作期（年） | 17.8 | 18.9 |

(VIII) 本集團預期於來年向界定福利退休計劃供款二百萬美元（二零零七年：一百八十萬美元）。

**(C) 高級人員貸款**

於二零零八年及二零零七年，本集團並無向高級人員提供須按香港公司條例第161B條而須予以披露的貸款。

## 37. 董事及高級行政人員酬金

### (A) 董事酬金

下表按個別基準顯示董事酬金。

**董事酬金－2008**

| 千美元 | 非按表現 | | | | 以權益 | | | |
|---|---|---|---|---|---|---|---|---|
| | 薪金 | 其他福利 | 退休金供款 | 按表現之款額[i] | 支付購股權之開支 | 袍金[ii] | 酬金[iii] | 2008總計 |
| **主席** | | | | | | | | |
| 林逢生 | 1,152 | - | - | - | - | 30 | - | 1,182 |
| **執行董事** | | | | | | | | |
| 彭澤仁*常務董事兼行政總監* | 2,080 | 460 | 142 | 1,559 | 4,028 | - | - | 8,269 |
| 唐勵治 | 1,242 | 135 | 1,595 | 120 | 2,499 | - | - | 5,591 |
| 黎高臣 | 892 | 23 | 2 | 446 | 2,117 | - | - | 3,480 |
| **非執行董事** | | | | | | | | |
| Albert F. del Rosario大使 | - | - | - | - | 720 | 160 | - | 880 |
| 林文鏡 | - | - | - | - | - | - | - | - |
| 林宏修 | - | - | - | - | - | 40 | - | 40 |
| Ibrahim Risjad | - | - | - | - | - | - | - | - |
| 謝宗宣 | - | - | - | - | 720 | 89 | - | 809 |
| Napoleon L. Nazareno | 244 | 119 | 19 | 146 | - | 91 | - | 619 |
| **獨立非執行董事** | | | | | | | | |
| Graham L. Pickles | - | - | - | - | 720 | 115 | - | 835 |
| 陳坤耀教授*金紫荊星章*、*CBE*、*太平紳士* | - | - | - | - | 720 | 90 | - | 810 |
| 鄧永鏘爵士*KBE* | - | - | - | - | 720 | 45 | 77 | 842 |
| **總計** | 5,610 | 737 | 1,758 | 2,271 | 12,244 | 660 | 77 | 23,357 |

**董事酬金－2007**

| 千美元 | 非按表現 | | | | 以權益 | | | |
|---|---|---|---|---|---|---|---|---|
| | 薪金 | 其他福利 | 退休金供款 | 按表現之款額[i] | 支付購股權之開支 | 袍金[ii] | 酬金[iii] | 2007總計 |
| **主席** | | | | | | | | |
| 林逢生 | 464 | – | – | – | – | – | – | 464 |
| **執行董事** | | | | | | | | |
| 彭澤仁*常務董事兼行政總監* | 1,610 | 419 | 96 | 2,018 | 1,854 | – | – | 5,997 |
| 唐勵治 | 1,035 | 149 | 1,073 | – | 1,284 | – | – | 3,541 |
| 黎高臣 | 947 | 21 | 2 | 756 | 1,062 | – | – | 2,788 |
| **非執行董事** | | | | | | | | |
| Albert F. del Rosario大使 | – | – | – | – | 342 | 125 | – | 467 |
| 林文鏡 | – | – | – | – | – | – | – | – |
| 林宏修 | – | – | – | – | – | – | – | – |
| Ibrahim Risjad | – | – | – | – | – | – | – | – |
| 謝宗宣 | – | – | – | – | 342 | 31 | – | 373 |
| **獨立非執行董事** | | | | | | | | |
| Graham L. Pickles | – | – | – | – | 342 | 115 | – | 457 |
| 陳坤耀教授*金紫荊星章、CBE、太平紳士* | – | – | – | – | 342 | 120 | – | 462 |
| 鄧永鏘爵士*KBE* | – | – | – | – | 342 | 75 | 77 | 494 |
| **總計** | 4,056 | 589 | 1,171 | 2,774 | 5,910 | 466 | 77 | 15,043 |

(i)　按表現之款額包括表現花紅及長期獎金

(ii)　就出席會議支付

(iii)　就向本公司提供顧問服務而支付

董事酬金總額中包括有關常務董事兼行政總監所提供服務之一百三十萬美元(二零零七年：一百二十萬美元)酬金，此金額由PLDT(一間聯營公司)支付。

**(B)　高級行政人員酬金**

由於本集團為高級行政人員設立類似的酬金計劃，故本集團高級行政人員的酬金可能高於本公司董事。兩名(二零零七年：兩 名)高級行政人員躋身本集團五名最高薪酬僱員之列。其餘三名(二零零七年：三名)屬於五名最高薪酬僱員中的行政人員均為本公司董事。

| *百萬美元* | **2008** | **2007** |
|---|---|---|
| 非按表現 | | |
| 一薪金及福利 | 0.8 | 0.7 |
| 按表現 | | |
| 一花紅及長期獎金 | 0.2 | 0.3 |
| 以權益支付購股權之開支 | 2.1 | 1.1 |
| **總計** | 3.1 | 2.1 |

下表列示於二零零八年屬於本集團五名最高薪酬僱員之兩名(二零零七年：兩名)高級行政人員之酬金組別。

| **酬金組別** | **2008**<br>*人數* | **2007**<br>*人數* |
|---|---|---|
| 893,001美元－957,000美元 | – | 1 |
| 1,149,001美元－1,213,000美元 | – | 1 |
| 1,469,001美元－1,533,000美元 | 1 | – |
| 1,597,001美元－1,661,000美元 | 1 | – |
| **總計** | 2 | 2 |

**(C)　主要管理人員報酬**

| | **綜合賬** | |
|---|---|---|
| *百萬美元* | **2008** | **2007** |
| 非按表現 | | |
| －薪金及福利 | 22.5 | 15.8 |
| －退休金供款 | 1.9 | 2.0 |
| 按表現 | | |
| －花紅及長期獎金 | 9.1 | 7.4 |
| 以權益支付購股權之開支 | 18.0 | 8.7 |
| 袍金 | 0.6 | 0.5 |
| **總計** | 52.1 | 34.4 |

## (D) 購股權

於二零零八年十二月三十一日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

### (a) *本公司之購股權計劃細節*

| | 於2008年 1月1日 所持購股權 | 年內行使 之購股權 | 於2008年 12月31日 所持購股權 | 購股權 行使價 *(港元)* | 於授出 日期之市價 *(港元)* | 行使期間 之市價 *(港元)* | 授出日期 | 最後賦予 權利日期 | 行使期始自 | 行使期結束 |
|---|---|---|---|---|---|---|---|---|---|---|
| **執行董事** | | | | | | | | | | |
| 彭澤仁 | 31,800,000 | - | 31,800,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 30,200,000 | - | 30,200,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 唐勵治 | 10,620,000 | (7,060,000) | 3,560,000 | 1.76 | 1.76 | 5.72 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 18,200,000 | - | 18,200,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 黎高臣 | 14,000,000 | - | 14,000,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 15,500,000 | - | 15,500,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **非執行董事** | | | | | | | | | | |
| Albert F.del Rosario大使 | 2,840,000 | - | 2,840,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 謝宗宣 | 2,840,000 | - | 2,840,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| **獨立非執行董事** | | | | | | | | | | |
| Graham L. Pickles | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 陳坤耀教授*金紫荊星章*， | 1,340,000 | - | 1,340,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| *CBE*，*太平紳士* | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 鄧永鏘爵士*KBE* | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| **高級行政人員** | 29,032,000 | - | 29,032,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 4,500,000 | - | 4,500,000 | 3.275 | 3.25 | - | 2006年6月7日 | 2010年12月 | 2007年6月 | 2016年6月 |
| | 42,220,000 | - | 42,220,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **總計** | 218,892,000 | (7,060,000) | 211,832,000 | | | | | | | |

| | 於2007年1月1日所持購股權 | 年內授出之購股權 | 年內行使之購股權 | 於2007年12月31日所持購股權 | 購股權行使價 (港元) | 於授出日期之市價 (港元) | 行使期間之市價 (港元) | 授出日期 | 最後賦予權利日期 | 行使開始自 | 行使期結束 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **執行董事** | | | | | | | | | | | |
| 彭澤仁 | 31,800,000 | - | - | 31,800,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | - | 30,200,000 | - | 30,200,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 唐勵治 | 17,680,000 | - | (7,060,000) | 10,620,000 | 1.76 | 1.76 | 5.72 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | - | 18,200,000 | - | 18,200,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 黎高臣 | 24,500,000 | - | (10,500,000) | 14,000,000 | 1.76 | 1.76 | 5.80-6.00 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | - | 15,500,000 | - | 15,500,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **非執行董事** | | | | | | | | | | | |
| Albert F. del Rosario大使 | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 謝宗宣 | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| **獨立非執行董事** | | | | | | | | | | | |
| Graham L. Pickles | 1,000,000 | - | (1,000,000) | - | 1.76 | 1.76 | 5.18-5.39 | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 陳坤耀教授*金紫荊星章*、*CBE*、*太平紳士* | 2,840,000 | - | (1,500,000) | 1,340,000 | 1.76 | 1.76 | 5.60-5.96 | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 鄧永鏗爵士*KBE* | - | 3,160,000 | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| **高級行政人員** | 32,286,000 | - | (3,254,000) | 29,032,000 | 1.76 | 1.76 | 4.42-6.05 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 4,500,000 | - | - | 4,500,000 | 3.275 | 3.25 | - | 2006年6月7日 | 2010年12月 | 2007年6月 | 2016年6月 |
| | - | 42,220,000 | - | 42,220,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **總計** | 120,286,000 | 121,920,000 | (23,314,000) | 218,892,000 | | | | | | | |

本公司股東於二零零四年五月二十四日舉行之股東週年大會上通過一項購股權計劃（計劃）。根據計劃，董事可於計劃生效期間任何時間內酌情向本公司董事及行政人員授出購股權，作為本公司長期獎勵計劃的一部份。計劃條款遵照上市規則第17章之規定，並於二零零四年五月二十四日生效。計劃有效期為十年，將於二零一四年五月二十三日到期。

可予授出購股權之最高股份數目，不得超過本公司之已發行股本（不包括隨時行使購股權時所發行之任何股份）之10%。於任何十二個月期間內，根據計劃可向任何一名參與者授出之購股權所涉及股份最高數目限額，不得超過向該參與者建議授出購股權時本公司已發行股份總數之1%。

董事可絕對酌情釐定各授出購股權之行使價，惟於任何情況下不得低於下列最高者：(i)本公司股份於授出日期在香港聯交所每日報價表所示之收市價；(ii)本公司股份在緊接授出日期前五個交易日在香港聯交所每日報價表所示之平均收市價；及(iii)本公司股份於授出日期之面值。根據計劃之條款，購股權可於接納日期起直至到期日止任何時間內行使，惟須受董事所訂立有關賦予之任何其他限制所限。所有根據計劃而至今尚未行使之購股權於行使時須受若干限制，包括禁止於接納購股權日期起計一年內行使購股權。於行使期結束日期前到期或被註銷之購股權將從購股權名冊中被刪除。

於二零零四年六月一日，134,586,000份購股權已根據本公司計劃授出。由華信惠悅顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為0.849港元或所有授出之購股權總價值為一千四百六十萬美元。所採用的假設如下：

| | |
|---|---|
| 於授出日期之股份價格 | 1.76港元 |
| 行使價 | 1.76港元 |
| 預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅） | 55% |
| 購股權年期 | 10年 |
| 預計股息收益率 | 每年1% |
| 無風險平均利率（根據香港證券交易所基金票據） | 每年4.06% |

計及董事及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為6.61年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價75%時行使購股權。

於二零零六年六月一日，4,500,000份購股權已根據計劃授出。由華信惠悅顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為1.554港元或所有授出之購股權總價值為九十萬美元。所採用的假設如下：

| | |
|---|---|
| 於授出日期之股份價格 | 3.25港元 |
| 行使價 | 3.275港元 |
| 預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅） | 50% |
| 購股權年期 | 10年 |
| 預計股息收益率 | 每年1% |
| 無風險平均利率（根據香港證券交易所基金票據） | 每年4.71% |

計及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為6.79年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價100%時行使購股權。

於二零零七年九月五日，121,920,000份購股權已根據計劃授出。由華信惠悅顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為2.596港元或所有授出之購股權總價值為四千零六十萬美元。所採用的假設如下：

| | |
|---|---|
| 於授出日期之股份價格 | 5.33港元 |
| 行使價 | 5.33港元 |
| 預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅） | 45% |
| 購股權年期 | 10年 |
| 預計股息收益率 | 每年1% |
| 無風險平均利率（根據香港證券交易所基金票據） | 每年4.40% |

計及董事及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為7.60年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價150%時行使購股權。

釐定根據計劃授出之購股權估計價值所用之二項式期權定價模式，原用作估計可全面轉讓及買賣之購股權之公平價值。該購股權定價模式須計入極度主觀假設，包括預期股價波幅。由於本公司之購股權與該等可供買賣之購股權之性質有重大差別，主觀假設之任何變動均可能對已授出購股權之估計價值造成重大影響。

本集團有關已授出購股權之會計政策詳情載於財務報表附註2(D)(r)(III)。

*(b)　MPIC之購股權計劃細節*

於二零零七年六月十四日，MPIC股東批准一項購股權計劃，讓MPIC董事可於確認合資格行政人員身份後酌情邀請MPIC之行政人員接受MPIC的購股權以獲得MPIC之擁有權權益，以作為長期受僱之鼓勵。該計劃於二零零七年六月十四日起生效，有效期為十年。

根據該計劃所授出的購股權相應股份數目，最高不能超過MPIC購股權計劃獲採納當日MPIC已發行股本10%。於任何十二個月期間內向任何一名合資格參與者（不論是否已為購股權持有人）授出及將予授出的購股權倘獲行使時可能發行之股份總數，不得超過有關時間已發行股份數目的1%。

根據該計劃授出的每份購股權行使價將由MPIC董事以絕對權釐定，惟於任何情況下不能低於以下之最高者：(i)一或多手MPIC股份於有關購股權授出日期在菲律賓證券交易所之收市價；(ii)一或多手MPIC股份於緊接有關購股權授出日期前五個營業日在菲律賓證券交易所（MPIC之股份在此作交易）之平均收市價；或(iii)MPIC股份的面值。

於二零零九年二月二十日舉行之MPIC特別股東大會，MPIC股東批准修訂MPIC的購股權計劃，其中包括(i)計入MPIC新增股本或已獲股東批准、已執行、正在執行或日後可能批准或執行之資本架構其他變動而更新可能授出之MPIC購股權數目；及(ii)於MPIC購股權計劃載入MPIC須遵循適用於MPIC母公司之相關企業規定及規例。

截至二零零九年三月二十五日，並無任何購股權按該計劃被授出。

## 38. 有關連人士交易

本集團於年內進行之主要有關連人士交易披露如下：

(A) 於二零零七年一月，本公司(i)向DMWC墊款七千六百萬美元及(ii)認購DMWC就被收購Maynilad所需籌集資金而發行價值二千萬美元的可換股票據。DMWC可換股票據於三年後到期，並可於票據期間按每股DMWC普通股1披索之面值換股成DMWC的普通股。於二零零八年五月，DMWC償還墊款七千六百萬美元與相關利息。

(B) 二零零八年七月二十八日，Indofood附屬公司SIMP以總代價三千七百五十億印尼盾(四千一百萬美元)完成認購本公司主席原先擁有之公司LPI60.0%權益。認購詳情載於財務報表附註34(A)。

(C) ALBV與Smart有一項技術支援協議。按此協議，自二零零四年二月二十三日起ALBV為Smart提供一項四年期的技術支援服務，以及協助流動電話電訊服務的營運及維修服務，此協議可在雙方同意下再續期。此協議於二零零八年二月二十三日屆滿及被再續期四年至二零一二年二月二十三日。此協議規定支付之技術服務收費以相等於Smart綜合收入淨額之1%(二零零七年：1%)支付。

截至二零零八年十二月三十一日止年度內，此項安排之費用總額為六億三千萬披索(一千四百一十萬美元)(二零零七年：六億五千六百萬披索或一千三百七十萬美元)。於二零零八年十二月三十一日，預付技術服務費之尚餘數額為八百萬披索(二十萬美元)(二零零七年：八千七百萬披索或一百七十萬美元)。

(D) 於二零零八年十一月，SIMP與Lyminton Pte. Ltd及PT Mulia Abadi Lestari 訂立了兩項協議，分別收購PT Sarana Inti Pramata及PT Mitra Inti Sejati Plantation約30%的餘下少數股東權益，代價分別為一千六百四十萬美元及二百八十五億印尼盾(約二百三十萬美元)。該等交易亦屬上市規則第14A章所界定之關連交易。

(E) 於日常商業運作中，Indofood與若干聯營公司、合營公司及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透 過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

所有與有關連人士進行的重大交易(不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行)披露如下：

| **交易性質**<br>**截至12月31日止年度**<br>*百萬美元* | **綜合賬**<br>**2008** | <br>**2007** |
|---|---|---|
| **損益計算表項目** | | |
| 出售製成品 | | |
| －予聯營公司及合營公司 | 24.5 | 28.1 |
| －予聯號公司 | 60.8 | 48.6 |
| 購買原材料 | | |
| －自聯營公司及合營公司 | 41.5 | 43.2 |
| －自聯號公司 | 14.0 | 8.8 |
| 管理及技術服務費收入及特許權收入 | | |
| －自聯營公司及合營公司 | 0.9 | 0.9 |
| －自聯號公司 | 7.5 | 4.6 |
| 保險費用開支 | | |
| －予聯號公司 | 2.8 | 2.7 |
| 租金開支 | | |
| －予聯號公司 | 1.2 | 1.3 |
| 運輸及抽運服務開支 | | |
| －予聯號公司 | 0.4 | 0.3 |

Indofood約2%(二零零七年：3%)之銷售額及2%(二零零七年：3%)之採購額是與此等有關連公司交易的。

| **結餘性質**<br>**12月31日結算**<br>*百萬美元* | **綜合賬**<br>**2008** | <br>**2007** |
|---|---|---|
| **資產負債表項目** | | |
| 應收賬款－貿易 | | |
| －自聯營公司及合營公司 | 2.6 | 3.4 |
| －自聯號公司 | 13.3 | 8.7 |
| 應收賬款－非貿易 | | |
| －自聯營公司及合營公司 | 0.4 | 0.2 |
| －自聯號公司 | 8.3 | 8.8 |
| 應付賬款－貿易 | | |
| －予聯營公司及合營公司 | 3.6 | 6.3 |
| －予聯號公司 | 2.3 | 1.2 |
| 應付賬款－非貿易 | | |
| －予聯號公司 | 19.2 | 5.9 |
| 其他應付款項－非貿易 | | |
| －予聯號公司 | – | 5.8 |

上述若干Indofood有關連人士交易亦屬上市規則第14A章所界定之持續關連交易。

(F) Maynilad與DMCI集團訂立多項建築合約，金額合共二千一百九十萬美元，由DMCI集團為Maynilad興建水務基建。該等有關連人士交易亦屬上市規則第14A章所界定之持續關連交易。

## 39. 按類別劃分之金融工具

於結算日各類別金融工具之賬面值如下：

| 百萬美元 | 2008 貸款及應收款項 | 2008 可供出售金融資產 | 2008 總計 | 2007 按公平價值計入損益之金融資產 | 2007 貸款及應收款項 | 2007 可供出售金融資產 | 2007 總計 |
|---|---|---|---|---|---|---|---|
| | 綜合賬 | | | | | | |
| 借予聯營公司及合營公司之貸款 | – | – | – | – | 102.2 | – | 102.2 |
| 應收賬款及其他應收款項(非即期) | 3.0 | – | 3.0 | – | 37.0 | – | 37.0 |
| 可供出售資產(非流動) | – | 1.7 | 1.7 | – | – | 6.0 | 6.0 |
| 按公平價值計入損益之金融資產 | – | – | – | 79.8 | – | – | 79.8 |
| 其他非流動資產 | 60.6 | – | 60.6 | – | 36.8 | – | 36.8 |
| 現金及現金等值項目 | 625.9 | – | 625.9 | – | 600.8 | – | 600.8 |
| 抵押存款 | 12.0 | – | 12.0 | – | – | – | – |
| 可供出售資產(流動) | – | 56.9 | 56.9 | – | – | 24.1 | 24.1 |
| 應收賬款及其他應收款項(即期) | 375.7 | – | 375.7 | – | 327.1 | – | 327.1 |
| **總計** | 1,077.2 | 58.6 | 1,135.8 | 79.8 | 1,103.9 | 30.1 | 1,213.8 |

| 百萬美元 | 2008 按攤銷成本列賬之金融負債 | 2007 按攤銷成本列賬之金融負債 | 2007 按公平價值列賬之金融負債 | 2007 總計 |
|---|---|---|---|---|
| | 綜合賬 | | | |
| 應付賬款、其他應付款項及應計款項 | 667.4 | 485.6 | – | 485.6 |
| 短期債務 | 1,207.0 | 1,000.1 | – | 1,000.1 |
| 遞延負債及撥備之即期部份 | 18.9 | – | – | – |
| 長期債務 | 1,951.7 | 1,044.5 | – | 1,044.5 |
| 遞延負債及撥備 | 140.3 | – | – | – |
| 衍生工具負債 | – | – | 6.3 | 6.3 |
| **總計** | 3,985.3 | 2,530.2 | 6.3 | 2,536.5 |

| 百萬美元 | 本公司 2008 貸款及應收款項 | 本公司 2007 貸款及應收款項 |
|---|---|---|
| 借予一間合營公司之貸款 | – | 104.3 |
| 現金及現金等值項目 | 45.9 | 106.3 |
| 應收附屬公司款項 | 1,889.5 | 1,781.8 |
| 其他應收款項(即期) | 0.1 | 0.2 |
| **總計** | 1,935.5 | 1,992.6 |

| 百萬美元 | 本公司<br>2008<br>按攤銷成本列賬之金融負債 | 2007<br>按攤銷成本列賬之金融負債 |
|---|---|---|
| 應付附屬公司款項 | 832.6 | 814.5 |
| 其他應付款項及應計款項 | 0.6 | 0.6 |
| 借自附屬公司貸款 | 540.2 | 540.9 |
| **總計** | 1,373.4 | 1,356.0 |

## 40. 資本及財務風險管理

### (A) 資本管理

本集團資本管理的主要目標乃確保本集團持續營運，及維持最佳資本架構以支持其業務的穩定性及發展及為股東帶來最大的利益。

本集團管理其資本架構，並就經濟環境的轉變對其資本架構進行調整。為維持或調整資本架構，本集團可調整派付股東的股息、向股東發回資本或發行新股。截至二零零八年十二月三十一日及二零零七年十二月三十一日止年度，本集團並無對其目標、政策或程序作出轉變。

本集團使用負債對權益比率(債務淨額除以權益總額)監控其資本。本集團政策乃將負債對權益比率保持在支持集團業務的最佳水平。本集團的債務淨額包括短期債務及長期債務減現金及現金等值項目以及抵押存款。權益總額包括母公司權益持有人應佔權益及少數股東權益。

| 百萬美元 | 綜合賬<br>2008 | 2007<br>(經重列) |
|---|---|---|
| 短期債務 | 1,207.0 | 1,000.1 |
| 長期債務 | 1,951.7 | 1,044.5 |
| 減現金及現金等值項目 | (625.9) | (600.8) |
| 減抵押存款 | (12.0) | – |
| 債務淨額 | 2,520.8 | 1,443.8 |
| 母公司權益持有人應佔權益 | 1,130.1 | 1,131.3 |
| 少數股東權益 | 1,245.1 | 991.7 |
| 權益總額 | 2,375.2 | 2,123.0 |
| 負債對權益比率(倍數) | 1.06 | 0.68 |

**(B) 財務風險管理**

本集團之主要金融工具包括多種金融資產(包括應收賬款、其他應收款項及預付款項、可供出售資產、現金及現金等值項目、抵押存款及按公平價值計入損益之金融資產)及金融負債(包括應付賬款、其他應付款項及應計款項、短期債務、長期債務、遞延負債及撥備以及衍生工具負債)。現金及現金等值項目與短期及長期債務之主要目的為就本集團業務籌集資金。應收賬款及應付賬款等其他金融資產及負債主要自營運直接產生。

本集團亦訂有衍生工具交易，主要包括外匯合約及利率掉期，目的為管理本集團融資來源及營運而產生之貨幣及利率風險。

本集團現時及於年內之政策一直為不予買賣金融工具。本集團金融工具產生之主要風險為市場風險(包括貨幣風險及價格風險)、信貸風險、流動資金風險及公平價值與現金流量利率風險。本公司之董事會檢討及同意管理上述各風險之政策，概述如下。本集團有關衍生工具之會計政策載於財務報表附註2(D)(u)。

*(a)* *市場風險*

(I) 貨幣風險

本集團管理由未來商業交易產生之外匯風險、確認資產及負債，並改善投資及現金流量規劃。除自然對冲外，本集團訂立及進行外匯合約，以管理其業務及交易所產生之匯率風險以及貨幣換算風險，並減低及／或管理匯率變動對本集團營運業績及現金流量之負面影響。然而，本集團上述衍生工具部分並不符合香港會計準則第39號條文下有效對冲之定義並因而並無指定為須作相應會計處理之現金流量對冲項目。

下表列示因印尼盾及披索匯率的可能合理變動(在所有其他變量因素不變的情況下)而影響本集團於結算日的金融資產及負債而為本集團帶來母公司權益持有人應佔溢利及保留溢利(主要由於以美元計值的金融資產及負債在匯兑時所產生的匯兑收益／虧損所致)的相關敏感度。惟該等變動對本集團權益的其他部分並無重大影響。

| | **2008** | | **2007** | |
|---|---|---|---|---|
| *百萬美元* | **兑美元貶值 (%)** | **對母公司權益持有人應佔溢利及保留溢利的影響** | **兑美元貶值 (%)** | **對母公司權益持有人應佔溢利及保留溢利的影響** |
| 印尼盾 | (5.4) | (11.4) | (0.9) | (0.3) |
| 披索 | (4.0) | (2.4) | (3.0) | – |

(II) 價格風險

本集團的價格風險主要與股本投資的市價變動有關。

(b) *信貸風險*

就消費性食品業務，本集團就授客戶之信貸面對信貸風險，惟已制定政策確保產品批發予具合適信貸記錄之信譽良好客戶。本集團具有政策限制任何特定客戶之信貸風險，如要求分銷商取得銀行擔保。供水業務方面，本集團容許客戶60日的信貸期。收費公路業務方面，本集團透過TMC以現金、預付及可充值電子收費設備以及信用卡收取費用。此外，本集團持續監察應收款項結餘，以減低本集團壞賬帶來之風險。

就本集團其他金融資產(包括現金及現金等值項目與若干分類為可供出售資產的債務證券投資)所產生信貸風險而言，本集團面對之信貸風險為交易對方無法履行責任，最大風險為該等工具之賬面值及直接於本集團之權益扣除的可供出售資產之未變現虧損。

本集團並無重大信貸風險集中情況。

(c) *流動資金風險*

本集團透過維持充足現金及可於市場出售之證券以及按適量之承諾信貸融資取得資金管理其流動資金組合，以應付其資本開支及償還到期債務。

本集團定期評估其預計及實際現金流量資料，並持續評估金融市場狀況物色進行集資活動之機會。此等集資活動可能包括銀行貸款、債務資本及股本發行。

於二零零八年十二月三十一日，本集團的金融負債按其合約而未經折讓之付款到期組合(包括未來利息開支)列載如下：

| | 應付賬款、其他應付款項及應計款項 | | 債務 | | 遞延負債及撥備 | | 衍生工具負債 | | 綜合賬 | |
|---|---|---|---|---|---|---|---|---|---|---|
| *百萬美元* | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| 不超過1年 | 667.4 | 485.6 | 1,509.4 | 1,195.6 | 30.0 | - | - | - | 2,206.8 | 1,681.2 |
| 1年以上至2年 | - | - | 298.9 | 270.2 | 24.5 | - | - | - | 323.4 | 270.2 |
| 2年以上至5年 | - | - | 1,851.5 | 1,086.8 | 58.0 | - | - | 6.3 | 1,909.5 | 1,093.1 |
| 5年以上 | - | - | 692.2 | 56.9 | 77.1 | - | - | - | 769.3 | 56.9 |
| **總計** | 667.4 | 485.6 | 4,352.0 | 2,609.5 | 189.6 | - | - | 6.3 | 5,209.0 | 3,101.4 |

(d) *公平價值及現金流量利率風險*

本集團之利率風險來自附息債務、現金及現金等值項目及已抵押存款。本集團因浮息之債務及現金及現金等值項目而面對現金流量利率風險。本集團因定息之債務及現金及現金等值項目而面對公平價值利率風險。於二零零八年十二月三十一日，本集團之21.5%(二零零七年：24.1%)債務為定息債務。

下表列示因利率的可能合理變動(在所有其他變量因素不變的情況下)而影響本集團於結算日的金融資產及負債而為本集團帶來母公司權益持有人應佔溢利及保留溢利(透過其於浮息債務及現金及現金等值項目的影響所致)的相關敏感度。惟該等變動對本集團權益的其他部分並無重大影響。

| *百萬美元* | 2008 增加/(減少)(基點) | 2008 對母公司權益持有人應佔溢利及保留溢利的影響 | 2007 增加/(減少)(基點) | 2007 對母公司權益持有人應佔溢利及保留溢利的影響 |
|---|---|---|---|---|
| 利率 | | | | |
| －美元 | 50 | (4.8) | (300) | 16.6 |
| －印尼盾 | (300) | 0.4 | (50) | 0.6 |
| －披索 | (300) | 5.1 | 100 | (0.2) |

## 41. 比較數字

如財務報表附註2(B)所述，由於本年內本集團採納香港(國際財務報告詮釋委員會)－詮釋第12號，故已修訂若干項目及結餘的會計處理及呈列，以符合相關變更。年內，本集團亦將種植園公平價值變動自分類為銷售成本改為其他營運開支/收入，以更妥善反映相關項目的非營運性質。因此，已重新分類及重列若干比較數字，以符合本年度的呈列及會計處理。此外，比較損益計算表已重新呈列，假設本年度內一項已終止的業務於比較年度之年初已被終止(附註8)。

## 42. 財務報表批准

財務報表已於二零零九年三月二十五日獲董事會批准，並授權發佈。

## 主要投資摘要

**Philippine Long Distance Telephone Company**

**PLDT (PSE：TEL；NYSE：PHI)**是一家於菲律賓具市場領導地位之電訊服務供應商，其普通股於菲律賓證券交易所上市，並以美國預託證 券方式在紐約證券交易所上市。PLDT為菲律賓上市公司中市值最大的企業之一。PLDT透過三大業務部門提供全面的電訊服務，包括無線（主要透過其全資擁有附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）以及資訊及通訊科技（主要透過其全資擁有附屬公司ePLDT）。PLDT已於菲律賓建立覆蓋最廣之光纖骨幹、流動電話、固線電話及人造衛星網絡。

| | | |
|---|---|---|
| 類別 | : | 電訊 |
| 註冊成立／經營地點 | : | 菲律賓 |
| 已發行股份數量 | : | 一億八千七百五十萬 |
| 所持已發行股份性質 | : | 每股面值5披索之普通股 |
| 經濟權益 | : | 26.4% |

有關PLDT的進一步資料可瀏覽www.pldt.com

**Metro Pacific Investments Corporation**

**MPIC (PSE：MPI)**是以菲律賓為基地並於當地上市的投資及管理公司，持有基建、公用事業及健康護理企業之權益。

| | | |
|---|---|---|
| 類別 | : | 基建、公用事業及健康護理 |
| 註冊成立／經營地點 | : | 菲律賓 |
| 已發行股份數量 | : | 七十億 |
| 所持已發行股份性質 | : | 每股面值1披索的普通股 |
| 經濟權益 | : | 97.3% |

有關MPIC的進一步資料可瀏覽www.mpic.com.ph

**PT Indofood Sukses Makmur Tbk**

**Indofood (IDX：INDF)**為一家從事食品生產、加工、推廣及分銷的「全面食品方案」公司。以雅加達為基地，並於印尼證券交易所上市。Indofood透過四項互補策略性業務集團於印尼提供及分銷眾多類別的食品：品牌消費品(麵食、乳製品、食品調味料、零食以及營養及 特別食品)、Bogasar(i 麵粉及意大利麵食)、農業業務(油棕櫚樹、橡膠樹、甘蔗、可可豆及茶葉種植園、食油、植物牛油及起酥油)及分 銷。以產量計算，Indofood為全球最大即食麵製造商之一，以面積計算則為全球最大種植園公司之一，其亦為印尼最大磨粉商。以單一地 點產能計算，Indofood於雅加達的磨粉廠為全球最大磨粉廠之一。Indofood於印尼擁有龐大分銷網絡。

| | | |
|---|---|---|
| 類別 | : | 消費性食品 |
| 註冊成立／經營地點 | : | 印尼 |
| 已發行股份數量 | : | 八十八億 |
| 所持已發行股份性質 | : | 每股面值100印尼盾之股份 |
| 經濟權益 | : | 50.1% |

有關Indofood的進一步資料可瀏覽www.indofood.co.id

**Philex Mining Corporation**

**Philex(PSE：PX)**為一家菲律賓上市公司，從事勘探、開發及利用礦產資源之業務。

| | | |
|---|---|---|
| 類別 | : | 天然資源 |
| 註冊成立／經營地點 | : | 菲律賓 |
| 已發行股份數量 | : | 三十九億 |
| 所持已發行股份性質 | : | 每股面值1披索之普通股 |
| 經濟權益 | : | 20.1% |

有關Philex的進一步資料可瀏覽www.philexmining.com.ph

## 3. 本集團之未經審核簡略綜合財務報表

以下為本集團截至二零零九年六月三十日止六個月之未經審核簡略綜合財務報表及相關附註，乃摘錄自本公司截至二零零九年六月三十日止六個月之中期報告。

### 簡略綜合收益表

| 截至6月30日止6個月<br>*百萬美元* | *附註* | (未經審核)<br>2009 | <br>2008<br>(經重列)(i) |
|---|---|---|---|
| **營業額** | 2 | 1,809.1 | 2,044.8 |
| 銷售成本 | | (1,279.8) | (1,503.6) |
| **毛利** | | 529.3 | 541.2 |
| 減持投資及權益攤薄之收益 | | – | 9.8 |
| 分銷成本 | | (137.8) | (165.7) |
| 行政開支 | | (138.5) | (113.0) |
| 其他經營收入淨額 | | 96.9 | 81.2 |
| 借貸成本淨額 | 3 | (110.7) | (60.6) |
| 應佔聯營公司及合營公司溢利減虧損 | | 114.1 | 113.6 |
| **除税前溢利** | 4 | 353.3 | 406.5 |
| 税項 | 5 | (52.7) | (103.3) |
| **期內持續業務溢利** | | 300.6 | 303.2 |
| 期內一項已終止業務溢利 | 6 | 2.7 | 2.3 |
| **期內溢利** | | 303.3 | 305.5 |
| **以下者應佔：** | | | |
| 母公司擁有人 | 7 | 164.3 | 156.8 |
| 少數股東權益 | | 139.0 | 148.7 |
| | | 303.3 | 305.5 |
| **普通股股息** | 8 | | |
| 每股0.51美仙(2008年：0.38美仙) | | 16.5 | 12.3 |
| **母公司擁有人應佔每股盈利**(美仙) | 9 | | |
| 基本 | | | |
| －持續業務溢利 | | 5.01 | 4.81 |
| －一項已終止業務溢利 | | 0.10 | 0.05 |
| －期內溢利 | | 5.11 | 4.86 |
| 攤薄 | | | |
| －持續業務溢利 | | 4.95 | 4.62 |
| －一項已終止業務溢利 | | 0.10 | 0.04 |
| －期內溢利 | | 5.05 | 4.66 |

*(i)　參閱附註21*

有關附註屬此簡略中期財務報表之一部份。

**簡略綜合全面收益表**

| 截至6月30日止6個月<br>*百萬美元* | (未經審核)<br>2009 | 2008 |
|---|---|---|
| **期內溢利** | 303.3 | 305.5 |
| **其他全面收入／(虧損)** | | |
| 換算海外業務之匯兑差額 | 89.6 | (35.5) |
| 減持及攤薄於一間聯營公司之權益時已變現的匯兑儲備 | – | (0.3) |
| 可供出售資產之未變現收益／(虧損) | 28.3 | (5.6) |
| 可供出售資產之已變現收益 | – | (0.1) |
| 現金流量對沖之已變現虧損 | 0.7 | – |
| 現金流量對沖之未變現虧損 | (2.1) | (7.5) |
| 與現金流量對沖有關之所得税 | 0.1 | – |
| 應佔一間聯營公司資產之重估增值 | 5.0 | – |
| 期內除税後之其他全面收入／(虧損) | 121.6 | (49.0) |
| **期內全面收入總額** | 424.9 | 256.5 |
| **以下者應佔：** | | |
| 母公司擁有人 | 214.0 | 94.5 |
| 少數股東權益 | 210.9 | 162.0 |
| | 424.9 | 256.5 |

有關附註屬此簡略中期財務報表之一部份。

**簡略綜合財務狀況報表**

| *百萬美元* | *附註* | (未經審核)<br>2009年<br>6月30日<br>結算 | (經審核)<br>2008年<br>12月31日<br>結算 |
|---|---|---|---|
| **非流動資產** | | | |
| 物業、廠房及設備 | 10 | 934.5 | 808.4 |
| 種植園 | | 889.4 | 744.5 |
| 聯營公司及合營公司 | 11 | 1,184.8 | 1,202.3 |
| 商譽 | | 718.5 | 675.6 |
| 其他無形資產 | 12 | 1,546.7 | 1,538.5 |
| 應收賬款、其他應收款項及預付款項 | | 4.3 | 3.0 |
| 預付土地費用 | | 160.7 | 153.2 |
| 可供出售資產 | | 91.5 | 1.7 |
| 遞延稅項資產 | | 46.2 | 38.7 |
| 其他非流動資產 | | 270.2 | 217.1 |
| | | 5,846.8 | 5,383.0 |
| **流動資產** | | | |
| 現金及現金等值項目 | | 616.5 | 625.9 |
| 抵押存款及受限制現金 | 13 | 30.8 | 12.0 |
| 可供出售資產 | | 55.7 | 56.9 |
| 應收賬款、其他應收款項及預付款項 | 14 | 408.3 | 435.5 |
| 存貨 | | 602.9 | 557.4 |
| 持作出售之資產 | | 8.4 | – |
| | | 1,722.6 | 1,687.7 |
| 分類為持作出售之出售組合資產 | 6 | – | 128.3 |
| | | 1,722.6 | 1,816.0 |

| *百萬美元* | *附註* | (未經審核)<br>2009年<br>6月30日<br>結算 | (經審核)<br>2008年<br>12月31日<br>結算 |
|---|---|---|---|
| **流動負債** | | | |
| 應付賬款、其他應付款項及應計款項 | 15 | 631.5 | 667.4 |
| 短期債務 | | 1,068.2 | 1,207.0 |
| 稅項準備 | | 23.4 | 55.8 |
| 遞延負債及撥備之即期部份 | 16 | 81.6 | 39.4 |
| | | 1,804.7 | 1,969.6 |
| 與分類為持作出售之資產直接有關的負債 | 6 | – | 106.1 |
| | | 1,804.7 | 2,075.7 |
| **流動負債淨額** | | (82.1) | (259.7) |
| **資產總值減流動負債** | | 5,764.7 | 5,123.3 |
| **權益** | | | |
| 已發行股本 | | 32.2 | 32.1 |
| 保留溢利 | | 335.6 | 196.0 |
| 其他權益成分 | | 959.2 | 902.0 |
| 母公司擁有人應佔權益 | | 1,327.0 | 1,130.1 |
| 少數股東權益 | | 1,410.1 | 1,245.1 |
| **權益總額** | | 2,737.1 | 2,375.2 |
| **非流動負債** | | | |
| 長期債務 | | 2,256.5 | 1,951.7 |
| 遞延負債及撥備 | 16 | 405.1 | 432.4 |
| 遞延稅項負債 | | 366.0 | 364.0 |
| | | 3,027.6 | 2,748.1 |
| | | 5,764.7 | 5,123.3 |

有關附註屬此簡略中期財務報表之一部份。

承董事會命

**彭澤仁**
*常務董事兼行政總監*

二零零九年九月四日

## 簡略綜合權益變動表

| 百萬美元 | 母公司擁有人應佔權益 | | | | | | | | | | 少數股東 (未經審核) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 已發行股本 | 股份溢價 | 已發行購股權 | 匯兌儲備 | 可供出售資產之未變現收益／(虧損) | 現金流量對沖之未變現收益／(虧損) | 與現金流量對沖有關之所得稅 | 資本及其他儲備 | 保留溢利 | 總計 | 權益 | 權益總額 |
| 2008年1月1日結算 | 32.2 | 971.7 | 17.6 | 44.1 | 10.3 | 11.0 | (3.7) | (2.3) | 55.6 | 1,136.5 | 992.6 | 2,129.1 |
| 期內全面收入總額 | - | - | - | (51.8) | (3.0) | (11.1) | 3.6 | - | 156.8 | 94.5 | 162.0 | 256.5 |
| 行使購股權而發行之股份 | 0.1 | 2.4 | (0.9) | - | - | - | - | - | - | 1.6 | - | 1.6 |
| 購回及註銷股份 | (0.1) | - | - | - | - | - | - | 0.1 | (4.3) | (4.3) | - | (4.3) |
| 以權益支付購股權之安排 | - | - | 11.1 | - | - | - | - | - | - | 11.1 | - | 11.1 |
| 已付之2007年特別及末期股息 | - | - | - | - | - | - | - | - | (32.9) | (32.9) | - | (32.9) |
| 已宣佈派發予少數股東之股息 | - | - | - | - | - | - | - | - | - | - | (19.2) | (19.2) |
| 2008年6月30日結算 | 32.2 | 974.1 | 27.8 | (7.7) | 7.3 | (0.1) | (0.1) | (2.2) | 175.2 | 1,206.5 | 1,135.4 | 2,341.9 |
| 2009年1月1日結算 | 32.1 | 974.1 | 34.7 | (116.0) | 11.7 | 2.1 | (0.2) | (4.4) | 196.0 | 1,130.1 | 1,245.1 | 2,375.2 |
| 期內全面收入總額 | - | - | - | 16.5 | 29.4 | (1.3) | 0.1 | 5.0 | 164.3 | 214.0 | 210.9 | 424.9 |
| 行使購股權而發行之股份 | 0.1 | 1.2 | (0.4) | - | - | - | - | - | - | 0.9 | - | 0.9 |
| 以權益支付購股權之安排 | - | - | 6.8 | - | - | - | - | - | - | 6.8 | - | 6.8 |
| 已付之2008年末期股息 | - | - | - | - | - | - | - | - | (24.7) | (24.7) | - | (24.7) |
| 宣佈派發予及已支付少數股東之股息 | - | - | - | - | - | - | - | - | - | - | (32.9) | (32.9) |
| 收購少數股東權益 | - | - | - | - | - | - | - | - | - | - | (6.6) | (6.6) |
| 出售分類為持作出售之出售組合 | - | - | - | - | - | - | - | (0.1) | - | (0.1) | (6.4) | (6.5) |
| **2009年6月30日結算** | 32.2 | 975.3 | 41.1 | (99.5) | 41.1 | 0.8 | (0.1) | 0.5 | 335.6 | 1,327.0 | 1,410.1 | 2,737.1 |

有關附註屬此簡略中期財務報表之一部份。

**簡略綜合現金流量表**

| **截至6月30日止6個月**<br>*百萬美元* | *附註* | (未經審核)<br>**2009** | <br>**2008**<br>(經重列)(i) |
|---|---|---|---|
| **除税前溢利** | | | |
| 來自持續業務 | | 353.3 | 406.5 |
| 來自一項已終止業務 | | 1.7 | 2.8 |
| 就下列各項調整： | | | |
| 利息開支 | 3 | 123.3 | 79.4 |
| 其他無形資產之攤銷 | 4 | 44.1 | – |
| 折舊 | 4 | 40.8 | 42.2 |
| 以權益支付購股權之開支 | | 5.7 | 11.1 |
| 確認之預付土地費用 | 4 | 2.8 | 3.2 |
| 應佔聯營公司及合營公司溢利減虧損 | | (114.1) | (113.6) |
| 種植園公平價值變動之收益 | 4 | (53.8) | (69.8) |
| 匯兑及衍生工具(收益)／虧損淨額 | 4 | (32.0) | 1.1 |
| 其他非流動資產增加 | | (30.5) | (14.1) |
| 利息收入 | 3 | (12.6) | (18.8) |
| 應收賬款、其他應收款項及預付款項(非流動)增加 | | (1.1) | (0.1) |
| 出售物業、廠房及設備之收益 | 4 | (0.3) | (0.5) |
| 減持及攤薄於一間聯營公司權益之收益 | 4 | – | (9.8) |
| 其他 | | 7.2 | 5.5 |
| | | 334.5 | 325.1 |
| 營運資金增加(ii) | | (141.1) | (153.7) |
| 營運產生之現金淨額 | | 193.4 | 171.4 |
| 已收利息 | | 9.0 | 17.2 |
| 已付利息 | | (110.1) | (88.2) |
| 已付税款 | | (100.9) | (79.1) |
| **經營活動之現金(開支)／收入淨額** | | (8.6) | 21.3 |

| 截至6月30日止6個月<br>*百萬美元* | *附註* | (未經審核)<br>2009 | <br>2008<br>(經重列)[i] |
|---|---|---|---|
| 自聯營公司收取之股息 | | 127.3 | 140.1 |
| 出售物業、廠房及設備所得款項 | | 1.4 | 3.9 |
| 購買物業、廠房及設備 | | (111.6) | (55.8) |
| 購買可供出售資產 | | (59.3) | (36.1) |
| 於其他無形資產之投資 | | (43.7) | – |
| 於種植園之投資 | | (32.6) | (38.2) |
| 於聯營公司之投資 | | (15.5) | (11.8) |
| 增加附屬公司之投資 | | (8.1) | – |
| 聯營公司(墊款)／還款淨額 | | (0.1) | 1.9 |
| 出售可供出售資產所得款項 | | – | 7.2 |
| 借予一間合營公司之貸款淨額 | | – | (19.0) |
| 收購一間附屬公司之按金 | | – | (4.1) |
| **投資活動之現金開支淨額** | | (142.2) | (11.9) |
| 借入貸款淨額 | | 187.4 | 200.6 |
| 行使購股權所得款項 | | 0.9 | 1.6 |
| 原到期日超過三個月之定期存款增加 | | (61.3) | – |
| 支付予股東之股息 | | (24.7) | (32.9) |
| 受限制現金增加 | | (18.8) | – |
| 附屬公司支付予少數股東之股息 | | (14.2) | – |
| 一間附屬公司之股份發行開支 | | (0.3) | – |
| 購回股份 | | – | (4.3) |
| **融資活動之現金收入淨額** | | 69.0 | 165.0 |
| **現金及現金等值項目淨額之(減少)／增加** | | (81.8) | 174.4 |
| 1月1日之現金及現金等值項目 | | 625.9 | 600.8 |
| 匯兑折算 | | 11.1 | 4.7 |
| **6月30日之現金及現金等值項目** | | 555.2 | 779.9 |
| **代表：** | | | |
| 現金及現金等值項目 | | 616.5 | 779.9 |
| 減原到期日超過三個月之定期存款 | | (61.3) | – |
| **6月30日之現金及現金等值項目** | | 555.2 | 779.9 |

*(i)　參考附註21*
*(ii)　營運資金變動不包括因收購及出售附屬公司而導致之變動*

有關附註屬此簡略中期財務報表之一部份。

## 簡略中期財務報表附註

### 1. 編製基準及新訂及經修訂的香港財務報告準則之影響

#### (A) 編製基準

簡略中期財務報表乃遵照香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司(香港聯交所)證券上市規則(上市規則)之披露規定而編製。簡略中期財務報表編制基準與本集團二零零八年經審核財務報表所採納之會計政策貫徹一致。

#### (B) 新訂及經修訂的香港財務報告準則之影響

由於香港會計師公會頒佈下列新增及經修訂香港財務報告準則(包括所有香港財務報告準則、香港會計準則及詮釋)，故香港公認會計準則於二零零九年出現若干變動：

| | |
|---|---|
| 香港會計準則第1號(經修訂) | 「財務報表的呈報」[i] |
| 香港會計準則第23號(經修訂) | 「借貸成本」[i] |
| 香港會計準則第32號及香港會計準則第1號修訂 | 「可認沽金融工具及清盤時所產生之責任」[i] |
| 香港會計準則第39號修訂 | 「合資格對冲項目」[ii] |
| 香港會計準則第1號及香港會計準則第27號修訂 | 「於附屬公司、共同控制實體或聯營公司投資的成本」[i] |
| 香港財務報告準則第2號修訂 | 「基於股權的支付－可行使條件及撤銷」[i] |
| 香港財務報告準則第7號修訂 | 「金融工具：披露」[i] |
| 香港財務報告準則第8號 | 「經營分部」[i] |
| 香港(國際財務報告詮釋委員會)－詮釋第9號及香港會計準則第39號修訂 | 「重估內含衍生工具」[iii] |
| 香港(國際財務報告詮釋委員會)－詮釋第13號 | 「客戶忠誠計劃」[iv] |
| 香港(國際財務報告詮釋委員會)－詮釋第15號 | 「房地產建築協議」[i] |
| 香港(國際財務報告詮釋委員會)－詮釋第16號 | 「對冲海外業務淨投資」[v] |
| 香港財務報告準則年度改進項目 | 「香港財務報告準則改進項目」[vi]<br>「二零零九年香港財務報告準則改進項目」[vii] |

(i) 於二零零九年一月一日或之後開始之年度期間生效
(ii) 於二零零九年七月一日或之後開始之年度期間生效
(iii) 於截至二零零九年六月三十日或之後結束之年度期間生效
(iv) 於二零零八年七月一日或之後開始之年度期間生效
(v) 於二零零八年十月一日或之後開始之年度期間生效
(vi) 除香港財務報告準則另有指明外，普遍於二零零九年一月一日或之後開始之年度期間生效
(vii) 除香港財務報告準則另有指明外，普遍於二零一零年一月一日或之後開始之年度期間生效

採納上述公告對截至二零零九年六月三十日及二零零八年六月三十日止期間母公司擁有人應佔溢利及截至二零零九年六月三十日及二零零八年十二月三十一日止期間母公司擁有人應佔權益均無影響，惟僅對財務報表呈報方法及披露產生若干變動。

**2. 營業額及分部資料**

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008**<br>(經重列) |
|---|---|---|
| **營業額** | | |
| 出售貨品 | 1,624.3 | 2,003.8 |
| 提供服務 | 184.8 | 41.0 |
| **總計** | 1,809.1 | 2,044.8 |

營運分部是本集團賺取收入及產生開支(包括與本集團其他部分之任何交易有關之收入及開支)之商業活動之組成部分。營運分部之經營業績由本集團主要營運決策人定期審閱以對分部作資源分配及評估其表現作出決定，並可獲提供個別財務資料。

董事會將業務按產品或服務與地區層面考慮。就產品或服務層面而言，本集團業務權益分為四個主要部份：電訊、基建、消費性食品及天然資源。以地區層面而言，董事會以本集團分別位於菲律賓及印尼的經營業務作考慮。本集團的主要投資之詳情載於第129頁及第130頁。

董事會以量度所賺取經常性溢利作為對經營分部表現之評估基準。此量度基準乃量度母公司權益擁有人應佔溢利，當中不包括匯兑及衍生工具收益／虧損、種植園公平價值變動收益／虧損及非經常性項目之影響。非經常性項目為若干由於發生次數或金額大小關係而不被視為經常性的營運項目之項目。

截至二零零九年及二零零八年六月三十日止六個月及於二零零九年六月三十日及二零零八年十二月三十一日，本集團可申報業務之收入、業績、資產總額、負債總額及其他資料如下：

**按主要業務活動－2009**

| | 菲律賓 | | | 印尼 | | |
|---|---|---|---|---|---|---|
| **截至6月30日止6個月／6月30日結算**<br>*百萬美元* | **電訊** | **基建** | **天然資源** | **消費性食品** | **總公司** | **2009總計** |
| **收入** | | | | | | |
| 營業額 | – | 156.2 | – | 1,652.9 | – | 1,809.1 |
| **業績** | | | | | | |
| 經常性溢利 | 102.9 | 14.6 | 2.1 | 31.8 | (23.9) | 127.5 |
| **資產及負債** | | | | | | |
| 聯營公司及合營公司 | 1,007.0 | 54.9 | 116.1 | 3.1 | 3.7 | 1,184.8 |
| 其他資產 | – | 1,765.2 | – | 4,450.1 | 169.3 | 6,384.6 |
| 資產總額 | 1,007.0 | 1,820.1 | 116.1 | 4,453.2 | 173.0 | 7,569.4 |
| 債務 | – | 672.3 | – | 1,872.0 | 780.4 | 3,324.7 |
| 其他負債 | – | 534.8 | – | 876.7 | 96.1 | 1,507.6 |
| 負債總額 | – | 1,207.1 | – | 2,748.7 | 876.5 | 4,832.3 |
| **其他資料** | | | | | | |
| 折舊及攤銷 | – | (37.3) | – | (47.4) | (0.2) | (84.9) |
| 利息收入 | – | 5.4 | – | 6.4 | 0.8 | 12.6 |
| 利息開支 | – | (38.9) | – | (72.0) | (12.4) | (123.3) |
| 應佔聯營公司及合營公司溢利減虧損 | 107.1 | 3.1 | 3.9 | – | – | 114.1 |
| 稅項 | – | 23.2 | – | (69.5) | (6.4) | (52.7) |
| 非流動資產之增加（金融工具及遞延稅項資產除外） | – | 53.5 | – | 186.8 | – | 240.3 |

**按主要業務活動－2008**

| 截至6月30日止6個月／12月31日結算<br>*百萬美元* | 菲律賓<br>電訊 | 菲律賓<br>基建 | 菲律賓<br>天然資源 | 印尼<br>消費性食品 | 總公司 | 2008<br>(經重列)<br>總計 |
|---|---|---|---|---|---|---|
| **收入** | | | | | | |
| 營業額 | – | – | – | 2,044.8 | – | 2,044.8 |
| **業績** | | | | | | |
| 經常性溢利 | 106.9 | 1.1 | – | 50.6 | (32.1) | 126.5 |
| **資產及負債** | | | | | | |
| 聯營公司及合營公司 | 1,040.5 | 48.0 | 95.1 | 15.4 | 3.3 | 1,202.3 |
| 其他資產 | – | 1,940.6 | – | 4,039.9 | 16.2 | 5,996.7 |
| 資產總額 | 1,040.5 | 1,988.6 | 95.1 | 4,055.3 | 19.5 | 7,199.0 |
| 債務 | – | 677.7 | – | 1,696.6 | 784.4 | 3,158.7 |
| 其他負債 | – | 745.0 | – | 862.7 | 57.4 | 1,665.1 |
| 負債總額 | – | 1,422.7 | – | 2,559.3 | 841.8 | 4,823.8 |
| **其他資料** | | | | | | |
| 折舊及攤銷 | – | (0.5) | – | (41.4) | (0.3) | (42.2) |
| 利息收入 | – | 4.6 | – | 8.0 | 6.2 | 18.8 |
| 利息開支 | – | (4.6) | – | (54.8) | (20.0) | (79.4) |
| 應佔聯營公司及合營公司溢利減虧損 | 117.8 | (3.9) | – | (0.3) | – | 113.6 |
| 税項 | – | 3.1 | – | (101.3) | (5.1) | (103.3) |
| 非流動資產之增加(金融工具及遞延税項資產除外) | – | 1.0 | – | 108.7 | – | 109.7 |

綜合收益表所示除税前溢利與經常性溢利兩者之對賬如下。

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008**<br>(經重列) |
|---|---|---|
| 除税前溢利 | | |
| －持續經營業務 | 353.3 | 406.5 |
| －一項已終止經營業務 | 1.7 | 2.8 |
| 不包括： | | |
| －滙兑及衍生工具(收益)／虧損*(附註7)* | (23.2) | 2.4 |
| －種植園公平價值變動之收益*(附註4)* | (53.8) | (69.8) |
| －非經常性項目 | (14.9) | (17.5) |
| 扣除應計税項及少數股東權益 | (135.6) | (197.9) |
| **經常性溢利** | 127.5 | 126.5 |

**3. 借貸成本淨額**

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008**<br>(經重列) |
|---|---|---|
| 銀行貸款及其他貸款 | | |
| —須於5年內全數償還 | 99.2 | 76.8 |
| —毋須於5年內全數償還 | 24.3 | 2.6 |
| 減被資本化於其他無形資產中之借貸成本 | (0.2) | – |
| **借貸成本總額** | 123.3 | 79.4 |
| 減利息收入 | (12.6) | (18.8) |
| **借貸成本淨額** | 110.7 | 60.6 |

**4. 除稅前溢利**

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008** |
|---|---|---|
| **除稅前溢利已(扣除)／計入**[(i)] | | |
| 出售存貨成本 | (750.8) | (1,212.6) |
| 僱員薪酬 | (182.7) | (182.0) |
| 提供服務成本 | (94.1) | (19.7) |
| 其他無形資產之攤銷 | (44.1) | – |
| 折舊*(附註10)* | (40.8) | (42.2) |
| 應收賬款之減值虧損[(ii)] | (3.9) | (4.6) |
| 確認之預付土地費用 | (2.8) | (3.2) |
| 種植園公平價值變動之收益 | 53.8 | 69.8 |
| 匯兑及衍生工具收益／(虧損)淨額*(附註7)* | 32.0 | (1.1) |
| 出售物業、廠房及設備之收益 | 0.3 | 0.5 |
| 減持及攤薄於一間聯營公司權益之收益 | – | 9.8 |
| 出售可供出售資產之已變現收益 | – | 0.1 |

*(i)* *包括一項已終止業務(扣除)／計入的款項*
*(ii)* *計入分銷成本內*

**5. 稅項**

由於本集團期內於香港並無估計應課稅溢利(二零零八年：無)，故並無就香港利得稅作出撥備(二零零八年：無)。香港以外地區應課稅溢利之稅項則按本公司的附屬公司於各營業國家之適用稅率撥備。

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008**<br>(經重列) |
|---|---|---|
| **附屬公司—海外** | | |
| 本期稅項 | 61.0 | 87.6 |
| 遞延稅項 | (8.3) | 15.7 |
| **總計** | 52.7 | 103.3 |

包括於應佔聯營公司及合營公司溢利減虧損之稅項為四千五百五十萬美元(二零零八年：七千七百一十萬美元)，其分析如下。

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008** |
|---|---|---|
| **聯營公司及合營公司－海外** | | |
| 本期稅項 | 42.2 | 46.5 |
| 遞延稅項 | 3.3 | 30.6 |
| **總計** | 45.5 | 77.1 |

## 6. 一項已終止業務

MPIC的董事經過一輪就有關MPIC專注經營核心基建業務的策略回顧後，於二零零八年年底決定減持由MPIC經營的地產業務Landco Pacific Corporation (Landco)之部份權益。於二零零八年十二月三十一日，本集團於Landco之投資被分類為持作出售之出售組合。於二零零九年六月，MPIC以二億零三百萬披索(四百二十萬美元)出售於Landco之17.0%權益，因此將其於Landco之權益由51.0%減少至34.0%。經是項交易後，本集團於Landco餘下之34.0%權益被分類為持作出售之非流動資產。

## 7. 母公司擁有人應佔溢利

母公司擁有人應佔溢利包括有關折算本集團未對冲外幣債務及應付款項匯兑差額及衍生工具公平價值變動的匯兑及衍生工具收益淨額三百三十萬美元(二零零八年：虧損四百八十萬美元)、種植園公平價值變動之收益八百四十萬美元(二零零八年：一千二百七十萬美元)及非經常性收益淨額二千五百一十萬美元(二零零八年：二千二百四十萬美元)。

**匯兑及衍生工具收益╱(虧損)分析**

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008** |
|---|---|---|
| 匯兑及衍生工具收益╱(虧損) | | |
| －附屬公司*(附註4)* | 32.0 | (1.1) |
| －聯營公司及合營公司 | (8.8) | (1.3) |
| 小計 | 23.2 | (2.4) |
| 稅項及少數股東權益應佔部份 | (19.9) | (2.4) |
| **總計** | 3.3 | (4.8) |

二零零九年非經常性收益二千五百一十萬美元主要為Maynilad與監管機構就新水費達成決議後為遞延收入撥備所作之撥回。二零零八年非經常性收益二千二百四十萬美元主要包括減持及攤薄本集團於PLDT的權益之收益九百八十萬美元。

## 8. 普通股股息

於二零零九年九月四日舉行的會議上，董事宣佈派發中期現金股息每股普通股0.51美仙(二零零八年：0.38美仙)。

## 9. 母公司擁有人應佔每股盈利

每股基本盈利乃按期內母公司擁有人應佔溢利一億六千四百三十萬美元(二零零八年：一億五千六百八十萬美元)及期內已發行普通股加權平均數三十二億一千四百三十萬股(二零零八年：三十二億二千六百四十萬股)計算。

每股攤薄盈利乃按：(i)期內母公司擁有人應佔溢利一億六千四百三十萬美元(二零零八年：一億五千六百八十萬美元)減少(a)十萬美元(二零零八年：十萬美元)有關行使聯營公司所授出的購股權及(b)無(二零零八年：三百四十萬美元)有關換股前合營公司DMWC(其自二零零八年七月起成為附屬公司)所發行可換股票據之攤薄影響；及(ii)期內已發行普通股加權平均數三十二億一千四百三十萬股(二零零八年：三十二億二千六百四十萬股)(即相等於用於計算每股基本盈利的股份基礎)，加上假設期內本公司之所有購股權被視為已獲行使而按零代價發行普通股之加權平均數三千七百六十萬股(二零零八年：五千九百九十萬股)股份基礎計算。

由於悉數換股MPIC之購股權具有對期內每股基本盈利產生反攤薄之影響，即實際使每股盈利金額增加，故此，其影響並無被用作計算每股攤薄盈利。

## 10. 物業、廠房及設備

物業、廠房及設備之變動載列如下。

| *百萬美元* | **2009** | **2008** |
|---|---|---|
| 1月1日結算 | 808.4 | 784.1 |
| 匯兌折算 | 56.3 | 15.8 |
| 添置 | 111.6 | 55.8 |
| 折舊 *(附註4)* | (40.8) | (42.2) |
| 出售 | (1.0) | (3.4) |
| **6月30日結算** | 934.5 | 810.1 |

## 11. 聯營公司及合營公司

| *百萬美元* | **2009年 6月30日 結算** | **2008年 12月31日 結算** |
|---|---|---|
| PLDT | 1,007.0 | 1,040.5 |
| Philex | 116.1 | 95.1 |
| MPIC | 54.9 | 48.0 |
| 其他 | 6.8 | 18.7 |
| **總計** | 1,184.8 | 1,202.3 |

## 12. 其他無形資產

| *百萬美元* | 2009年6月30日結算 | 2008年12月31日結算 |
|---|---|---|
| 供水特許權資產 | 840.3 | 837.9 |
| 收費公路特許權資產 | 345.4 | 354.6 |
| 品牌 | 361.0 | 346.0 |
| **總計** | 1,546.7 | 1,538.5 |

供水特許權資產指Maynilad所持有由Metropolitan Waterworks and Sewerage System (MWSS)代表菲律賓政府授出的獨家特許權以供其於特許權期間在大馬尼拉市西部地區提供用水及污水處理服務。收費公路特許權資產指Manila North Tollways Corporation (MNTC)持有的特許權以供其於特許權期間在馬尼拉北高速公路（亦被稱為北呂宋高速公路(NLEX)）作融資、設計、興建、經營及維修收費道路、收費設施及其他產生道路收費有關及與道路收費無關的設施的權利、權益及特權。品牌指PT Indolakto持有各種有關乳類製品的品牌。

## 13. 抵押存款及受限制現金

於二零零九年六月三十日，本集團擁有抵押存款一千二百萬美元（二零零八年十二月三十一日：一千二百萬美元）及用途受限制之現金一千八百八十萬美元（二零零八年十二月三十一日：無）。

## 14. 應收賬款、其他應收款項及預付款項

應收賬款、其他應收款項及預付款項包括二億五千九百五十萬美元（二零零八年十二月三十一日：二億五千八百一十萬美元）之應收賬款，其賬齡分析如下。

| *百萬美元* | 2009年6月30日結算 | 2008年12月31日結算 |
|---|---|---|
| 0至30日 | 209.8 | 204.3 |
| 31至60日 | 10.0 | 12.0 |
| 61至90日 | 5.7 | 6.7 |
| 超過90日 | 34.0 | 35.1 |
| **總計** | 259.5 | 258.1 |

Indofood給予出口顧客60日付款期及本地顧客平均30日付款期。MPIC (a)給予用水客戶60日付款期，(b)透過聯營公司Tollways Management Corporation (TMC)以現金、使用者預付、可增值電子收費設備及信貸卡付款安排方式收取過路費。

**15. 應付賬款、其他應付款項及應計款項**

應付賬款、其他應付款項及應計款項包括一億九千五百三十萬美元(二零零八年十二月三十一日：二億三千三百四十萬美元)之應付賬款，其賬齡分析如下。

| *百萬美元* | **2009年 6月30日 結算** | **2008年 12月31日 結算** |
|---|---|---|
| 0至30日 | 163.9 | 220.7 |
| 31至60日 | 5.8 | 8.5 |
| 61至90日 | 1.0 | 2.6 |
| 超過90日 | 24.6 | 1.6 |
| **總計** | 195.3 | 233.4 |

**16. 遞延負債及撥備**

| *百萬美元* | **長期負債** | **退休金** | **其他** | **2009 總計** | **2008 總計** |
|---|---|---|---|---|---|
| 1月1日結算 | 259.7 | 137.7 | 74.4 | 471.8 | 197.9 |
| 匯兌折算 | (2.4) | 9.7 | (0.7) | 6.6 | 3.2 |
| 增加 | 55.0 | 16.3 | 4.3 | 75.6 | 21.9 |
| 付款及動用 | (47.5) | (4.9) | (14.9) | (67.3) | (0.7) |
| **6月30日結算** | 264.8 | 158.8 | 63.1 | 486.7 | 222.3 |
| **按以下方式呈列：** | | | | | |
| **即期部份** | 64.2 | – | 17.4 | 81.6 | 17.3 |
| **非即期部份** | 200.6 | 158.8 | 45.7 | 405.1 | 205.0 |
| **總計** | 264.8 | 158.8 | 63.1 | 486.7 | 222.3 |

長期負債主要為Maynilad應付予MWSS的特許權費及遞延收入(指將退還予客戶的匯兌收益及其他應付款項以及重新折算Maynilad應付的以外幣計值部份之特許權費及貸款產生之匯兌差額)及Indofood就物業、廠房及設備計入拆卸、遷移或修復之應計負債。

退休金為有關退休計劃及長期服務金的應計負債。

其他主要與MNTC就增值稅所作之撥備及重組撥備有關。重組撥備與本集團重組PLDT股權架構有關。重組撥備金額乃根據預計完成重組所需交易成本作出估計。估計基準將會持續檢討，並於適當時修訂。

## 17. 承擔及或有負債

### (A) 資本開支

| *百萬美元* | **2009年6月30日結算** | **2008年12月31日結算** |
|---|---|---|
| 有關附屬公司之承擔： | | |
| 已批准但未簽約 | 207.8 | 548.2 |
| 已簽約但未計提 | 171.7 | 6.3 |
| **總計** | 379.5 | 554.5 |

本集團之資本開支承擔主要與Indofood購買物業、廠房及設備、於種植園的投資，以及Maynillad及MNTC建設水務及收費公路基建有關。

### (B) 或有負債

於二零零九年六月三十日，除Indofood就若干種植園農戶為其生產及向其銷售鮮果實串之安排所獲之信貸而為該等農戶提供之擔保的五千六百九十萬美元(二零零八年十二月三十一日：五千三百七十萬美元)外，本集團或本公司均沒有任何重大或有負債(二零零八年十二月三十一日：無)。

## 18. 購股權

於二零零九年六月三十日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

### (A) 本公司之購股權計劃細節

| | 於2009年1月1日所持購股權 | 期內授出之購股權 | 期內行使之購股權 | 於2009年6月30日所持購股權 | 購股權行使價(港元) | 於授出日期之市價(港元) | 行使期間之市價(港元) | 授出日期 | 最後賦予權利日期 | 行使開始自 | 行使期結束 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **執行董事** | | | | | | | | | | | |
| 彭澤仁 | 31,800,000 | - | - | 31,800,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 30,200,000 | - | - | 30,200,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 唐勵治 | 3,560,000 | - | (3,560,000) | - | 1.76 | 1.76 | 3.77 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 18,200,000 | - | - | 18,200,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 黎高臣 | 14,000,000 | - | - | 14,000,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 15,500,000 | - | - | 15,500,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **非執行董事** | | | | | | | | | | | |
| Albert F.del Rosario大使 | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 謝宗宣 | 2,840,000 | - | - | 2,840,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| **獨立非執行董事** | | | | | | | | | | | |
| Graham L. Pickles | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 陳坤耀教授*金紫荊星章*，*CBE*，*太平紳士* | 1,340,000 | - | - | 1,340,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 鄧永鏘爵士*KBE* | 3,160,000 | - | - | 3,160,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| **高級行政人員** | 29,032,000 | - | - | 29,032,000 | 1.76 | 1.76 | - | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 4,500,000 | - | - | 4,500,000 | 3.275 | 3.25 | - | 2006年6月7日 | 2010年12月 | 2007年6月 | 2016年6月 |
| | 42,220,000 | - | - | 42,220,000 | 5.33 | 5.33 | - | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **總計** | 211,832,000 | - | (3,560,000) | 208,272,000 | | | | | | | |

有關本公司購股權計劃之其他資料已載於本公司二零零八年年報第147頁及148頁。

### (B) MPIC之購股權計劃細節

| | 於2009年1月1日所持購股權 | 期內授出之購股權 | 期內行使之購股權 | 於2009年6月30日所持購股權 | 購股權行使價(披索) | 於授出日期之市價(披索) | 行使期間之市價(披索) | 授出日期 | 最後賦予權利日期 | 行使開始自 | 行使期結束 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **執行董事** | | | | | | | | | | | |
| 彭澤仁 | 7,500,000 | - | - | 7,500,000 | 2.12 | 2.10 | - | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | - | 7,500,000 | - | 7,500,000 | 2.73 | 2.65 | - | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| 唐勵治 | 5,000,000 | - | - | 5,000,000 | 2.12 | 2.10 | - | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | - | 5,000,000 | - | 5,000,000 | 2.73 | 2.65 | - | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| Albert F.del Rosario大使 | 2,500,000 | - | - | 2,500,000 | 2.12 | 2.10 | - | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | - | 2,500,000 | - | 2,500,000 | 2.73 | 2.65 | - | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| **高級行政人員** | 46,000,000 | - | (2,250,000) | 43,750,000 | 2.12 | 2.10 | 5.60 | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | - | 47,925,245 | (1,250,000) | 46,675,245 | 2.73 | 2.65 | 5.60 | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| **總計** | 61,000,000 | 62,925,245 | (3,500,000) | 120,425,245 | | | | | | | |

於二零零七年六月一日舉行之股東週年大會上，本公司股東批准一項購股權計劃，據此，MPIC董事可於確認合資格行政人員身份後酌情邀請MPIC之行政人員接受MPIC的購股權以獲得MPIC之擁有權權益，以作為長期受僱之鼓勵。該計劃隨後經MPIC股東批准，並於二零零七年六月十四日起生效，有效期為十年。

根據該計劃所授出的購股權相應股份數目，最高不能超過MPIC於二零零七年六月一日(即MPIC購股權計劃於二零零七年六月一日舉行之股東大會上獲本公司股東批准當日)已發行股本10%。於任何十二個月期間內向任何一名合資格參與者(不論是否已為購股權持有人)授出及將予授出的購股權倘獲行使時可能發行之股份總數，不得超過有關時間已發行股份數目的1%。

根據該計劃授出的每份購股權行使價將由MPIC董事以絕對權釐定，惟於任何情況下不能低於以下之最高者：(i)一或多手MPIC股份於有關購股權授出日期在菲律賓證券交易所之收市價；(ii)一或多手MPIC股份於緊接有關購股權授出日期前五個營業日在菲律賓證券交易所(MPIC之股份在此作交易)之平均收市價；或(iii) MPIC股份的面值。

於二零零八年十二月九日，61,000,000份購股權已根據MPIC計劃授出。按Black-Scholes期權定價模式計算之已授出購股權之平均公平價值為0.37披索或所有授出之購股權總價值為二千二百八十萬披索(五十萬美元)。所採用的假設如下：

| | |
|---|---|
| 於授出日期之股份價格 | 2.10披索 |
| 行使價 | 2.12披索 |
| 預計波幅(根據相當於所授出購股權平均預計年期之MPIC股份歷史波幅) | 76% |
| 購股權年期 | 4年 |
| 無風險平均利率(根據菲律賓政府零息債券) | 每年6.26% |

於二零零九年三月十日，62,925,245份購股權已根據MPIC計劃授出。按Black-Scholes期權定價模式計算之已授出購股權之平均公平價值為0.51披索或所有授出之購股權總價值為三千一百八十萬披索(七十萬美元)。所採用的假設如下：

| | |
|---|---|
| 於授出日期之股份價格 | 2.65披索 |
| 行使價 | 2.73披索 |
| 預計波幅(根據相當於所授出購股權平均預計年期之MPIC股份歷史波幅) | 64% |
| 購股權年期 | 4年 |
| 無風險平均利率(根據菲律賓政府零息債券) | 每年4.53% |

為釐定根據MPIC計劃授出之購股權估計價值所用之Black-Scholes期權定價模式須計入極度主觀假設，包括預期股價波幅。主觀計入假設之變動可能對所授出購股權之估計價值產生重大影響。

本集團有關已授出購股權之會計政策詳情載於本公司二零零八年年報第103頁及第104頁所載之本公司二零零八年經審核財務報表附註2(D)(r)(III)。

於二零零九年二月二十日舉行之MPIC股東特別大會，MPIC股東批准修訂MPIC的購股權計劃，其中包括(i)計入MPIC新增股本或已獲股東批准、已執行、正在執行或日後可能批准或執行之資本架構其他變動而更新可能授出之MPIC購股權數目；及(ii)於MPIC購股權計劃載入MPIC須遵循適用於MPIC母公司之相關企業規定及規例。該等修訂隨後於二零零九年六月三日舉行之股東週年大會上獲本公司股東批准。

## 19. 有關連人士交易

本集團於期內進行之主要有關連人士交易披露如下：

(A) 於二零零九年六月，MPIC與AB Holdings Corporation (ABHC)、Alfred Xerex-Burgos, Jr. (AXB)(共同為Landco之49.0%股東)及Landco訂立一份買賣協議，據此，MPIC以代價二億零三百萬披索(約四百二十萬美元)向ABHC出售一百三十萬股Landco普通股(相當於Landco17.0%之權益)。此交易亦構成上市規則第14A章所界定之關連交易。

(B) 本公司之全資擁有附屬公司Asia Link B.V. (ALBV)與PLDT之全資擁有附屬公司Smart Communication, Inc. (Smart)訂立一份技術支援協議，據此，自二零零八年二月二十三日起ALBV向Smart提供一項為期四年之技術支援服務以及協助流動電話電訊服務的營運及維修服務，此協議可在雙方同意下再續期。該協議規定支付之技術服務收費以相當於Smart綜合收入淨額之1%(二零零八年：1%)支付。

於截止二零零九年六月三十日止期間內，此項安排之費用為三億二千二百萬披索(六百七十萬美元)(二零零八年六月三十日：三億零三百萬披索或七百二十萬美元)。於二零零九年六月三十日，應付技術服務費之尚餘數額為二億一千四百萬披索(四百五十萬美元)(二零零八年十二月三十一日：預付技術服務費之尚餘數額八百萬披索或二十萬美元)。

(C) 於日常商業運作中，Indofood與若干聯營公司、合營公司及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

所有與有關連人士進行的重大交易(不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行)披露如下：

**交易性質**

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008** |
|---|---|---|
| **收益表項目** | | |
| 出售製成品 | | |
| 　－予聯營公司及合營公司 | 14.0 | 12.7 |
| 　－予聯號公司 | 25.1 | 28.1 |
| 購買原材料 | | |
| 　－自聯營公司及合營公司 | 19.4 | 22.9 |
| 　－自聯號公司 | 5.7 | 5.5 |
| 管理及技術服務費收入及特許權收入 | | |
| 　－自聯營公司及合營公司 | 0.5 | 0.5 |
| 　－自聯號公司 | 2.5 | 1.8 |
| 保險費用開支 | | |
| 　－予聯號公司 | 1.4 | 1.3 |
| 租金開支 | | |
| 　－予聯號公司 | 0.5 | 0.6 |
| 運輸及抽運服務開支 | | |
| 　－予聯號公司 | 0.2 | 0.2 |

Indofood約2%(二零零八年：2%)之銷售額及2%(二零零八年：2%)之採購額是與此等有關連公司交易的。

**結餘性質**

| *百萬美元* | **2009年 6月30日 結算** | **2008年 12月31日 結算** |
|---|---|---|
| **財務狀況報表項目** | | |
| 應收賬款－貿易 | | |
| －自聯營公司及合營公司 | 4.5 | 2.6 |
| －自聯號公司 | 11.8 | 13.3 |
| 應收賬款－非貿易 | | |
| －自聯營公司及合營公司 | 0.2 | 0.4 |
| －自聯號公司 | 10.4 | 8.3 |
| 應付賬款－貿易 | | |
| －予聯營公司及合營公司 | 4.9 | 3.6 |
| －予聯號公司 | 3.5 | 2.3 |
| 應付賬款－非貿易 | | |
| －予聯號公司 | 21.8 | 19.2 |

(D) 於截至二零零九年六月三十日止期間內，MPIC之附屬公司Maynilad與DMCI Holdings Inc. (DMCI)(一名持有Maynilad之母公司DMWC 44.6%權益之股東)訂立若干建築合約，據此，DMCI為Maynilad興建供水基建。於二零零九年三月二十三日，Maynilad (i)與DMCI之附屬公司D.M. Consunji, Inc. (Consunji)訂立一份框架協議，內容有關於二零零九年三月二十三日至二零一一年十二月三十一日期間Consunji向Maynilad提供工程、採購及／或建築服務及(ii)與DMCI之附屬公司DMCI Project Developers, Inc. (DMCIPD)訂立一份租賃協議，據此，DMCIPD於二零零九年二月一日至二零一二年一月三十一日期間，將於馬卡蒂市(Makati City)之若干物業租賃予Maynilad。該等有關連人士交易亦構成上市規則第14A章所界定之關連交易。

所有與DMCI集團進行的重大交易(不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行)披露如下：

**交易性質**

| **截至6月30日止6個月**<br>*百萬美元* | **2009** | **2008** |
|---|---|---|
| **收益表項目** | | |
| 租金開支 | 0.1 | – |
| **資本開支項目** | | |
| 所獲得之供水基建之建築服務 | 21.2 | – |

**結餘性質**

| *百萬美元* | **2009年 6月30日 結算** | **2008年 12月31日 結算** |
|---|---|---|
| **財務狀況報表項目** | | |
| 應收賬款－貿易 | 5.4 | – |
| 應付賬款－貿易 | 0.1 | 3.0 |

(E) 於截至二零零九年六月三十日止期間，MPIC之附屬公司MNTC透過MPIC之聯營公司TMC收取道路收費。

所有與TMC進行的重大交易（不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）披露如下：

**交易性質**

| **截至6月30日止6個月** *百萬美元* | **2009** | **2008** |
|---|---|---|
| **收益表項目** | | |
| 營運費用 | 14.3 | – |
| 管理費用 | 0.1 | – |
| 擔保收入 | 0.2 | – |
| 利息收入 | 0.2 | – |

**結餘性質**

| *百萬美元* | **2009年 6月30日 結算** | **2008年 12月31日 結算** |
|---|---|---|
| **財務狀況報表項目** | | |
| 應收賬款－貿易 | 7.7 | 7.3 |
| 應付賬款－貿易 | 6.2 | 5.6 |

## 20. 結算日後事項

(A) 於二零零九年七月十日，LAWL Pte. Ltd (LAWL) 完成以二十億披索（約四千一百六十萬美元）認購MPIC所發行的七億九千一百一十萬股之新普通股，其使本集團於MPIC的經濟權益由約97.9%減少至約90.3%。預期本集團於是項交易中將錄得攤薄收益約一千萬美元。

(B) 於二零零九年七月十四日，PLDT的一間附屬公司Pilipino Telephone Corporation (Piltel)完成以總代價二百零一億披索（約四億一千八百八十萬美元）向First Philippine Utilities Corporation購入二億二千三百萬股Manila Electric Company (Meralco) 之普通股。

於二零零九年七月十七日(參考日期),MPIC分別與(a)PLDT的Beneficial Trust Fund (BTF)及(b)一間本公司的全資擁有附屬公司Crogan Limited (Crogan)及一間本公司之菲律賓聯屬公司Metro Pacific Holdings, Inc. (MPHI)訂立兩份獨立的初步協議(合約細則)(分別為BTF合約細則及MPHI合約細則)。BTF合約細則擬定MPIC將向BTF購入一億一千三百三十萬股Meralco之普通股(相當於Meralco約10.17%之權益),總代價為一百四十三億披索(約二億九千七百四十萬美元),其中部份將以BTF按每股3.5披索(0.073美元)的價格認購二十七億股MPIC之新普通股的現金款項所支付,總認購價為九十五億披索(約一億九千七百四十萬美元)。MPHI合約細則擬定MPIC將向Crogan購入三千一百一十萬股Meralco之普通股(相當於Meralco約2.79%之權益),總代價為三十九億披索(約八千一百六十萬美元),其中部份將以MPHI按每股3.5披索(0.073美元)的價格認購七億四千二百五十萬股MPIC之新普通股的現金款項所支付,總認購價為二十六億披索(約五千四百一十萬美元)。此外,根據MPHI合約細則,Crogan可選擇(a)將MPIC就購買Meralco之普通股而應付Crogan的餘下金額十三億披索(約二千七百五十萬美元)用於按每股3.5披索(0.073美元)的價格認購更多MPIC之普通股及(b)向MPHI轉讓其可收取上述出售Meralco之普通股予MPIC之總代價的權利。

於完成上述交易時,本集團於MPIC的經濟權益將由約90.3%減至73.0%或73.7%,並且本集團預期將錄得一項攤薄收益四千萬美元或四千二百萬美元,視乎Crogan會否如上文所述行使認購更多MPIC之普通股之權利而定。

此外,MPIC已於BTF合約細則內承諾,在其董事會認為在有利的市場情況下,MPIC將進行一項集資活動(「重新推出」其上市股份),以擴闊其現有投資者基礎,其將以公開發售或配售MPIC股份予獨立投資者方式實現,並引致向公眾股東發售最少為(a)MPIC全部經攤薄權益的15%及(b)按重新推出發行價進行估值而價值為一億美元之股份(以較低者為準)。MPIC同意其不會於參考日期起九十日期間內以少於每股3.5披索(0.073美元)的價格發行股份或其他證券,或者倘若MPIC重新推出之發行價少於3.5披索,MPIC將向BTF及MPHI補償BTF及MPHI就上述認購支付的總認購價與按重新推出之發行價計算該等股份價值的差額,差額將按重新推出之發行價發行額外MPIC之普通股之形式支付。

## 21. 比較數額

如簡略中期財務報表附註1(B)所述,由於期內採納香港會計準則第1號(經修訂)及香港財務報告準則第8號,故若干項目及結餘的呈列已按有關變更作出相應修訂。因此,已重新分類若干比較數字,以符合本期的會計呈列。此外,比較收益表已被重新列示,假設一項已終止的業務於比較期間初期經已被終止。

## 主要投資摘要

**於二零零九年六月三十日**

**Philippine Long Distance Telephone Company**

**PLDT (PSE: TEL；NYSE: PHI)**是一家於菲律賓具市場領導地位的電訊服務供應商，其普通股於菲律賓證券交易所上市，並以美國預託證券方式在紐約證券交易所上市。PLDT為菲律賓上市公司中市值最大的企業之一。PLDT透過三大業務部門提供全面的電訊服務，包括無線（主要透過其全資擁有附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）以及資訊及通訊科技（主要透過其全資擁有附屬公司ePLDT）。PLDT已於菲律賓建立覆蓋最廣的光纖骨幹、流動電話、固線電話及人造衛星網絡。

| | | |
|---|---|---|
| 類別 | : | 電訊 |
| 註冊成立／經營地點 | : | 菲律賓 |
| 已發行股份數量 | : | 一億八千六百八十萬 |
| 所持已發行股份性質 | : | 每股面值5披索之普通股 |
| 經濟權益 | : | 26.5% |

有關PLDT的進一步資料可瀏覽www.pldt.com

**Metro Pacific Investments Corporation**

**MPIC (PSE: MPI)**是以菲律賓為基地並於當地上市的投資及管理公司，持有基建、公用事業及健康護理企業之權益。

| | | |
|---|---|---|
| 類別 | : | 基建、公用事業及健康護理 |
| 註冊成立／經營地點 | : | 菲律賓 |
| 已發行股份數量 | : | 九十四億 |
| 所持已發行股份性質 | : | 每股面值1披索之普通股 |
| 經濟權益 | : | 97.9% |

有關MPIC的進一步資料可瀏覽www.mpic.com.ph

**PT Indofood Sukses Makmur Tbk**

**Indofood (IDX: INDF)**為一家從事食品生產、加工、推廣及分銷的「全面食品方案」公司。Indofood以雅加達為基地，並於印尼證券交易所上市，其農業業務附屬公司Indofood Agri Resources Ltd及PT PP London Sumatra Indonesia Tbk於新加坡及印尼證券交易所上市。Indofood透過四項互補策略性業務集團於印尼提供及分銷眾多類別的食品：品牌消費品(麵食、乳製品、食品調味料、零食以及營養及特別食品)、Bogasari (麵粉及意大利麵食)、農業業務(油棕櫚樹、橡膠樹、甘蔗、可可豆及茶葉種植園、食油、植物牛油及起酥油)及分銷。以產量計算，Indofood為全球最大即食麵製造商之一，以面積計算則為全球最大種植園公司之一，其亦為印尼最大磨粉商。以單一地點產能計算，Indofood於雅加達的磨粉廠為全球最大磨粉廠之一。Indofood於印尼擁有龐大分銷網絡。

| | | |
|---|---|---|
| 類別 | : | 消費性食品 |
| 註冊成立／經營地點 | : | 印尼 |
| 已發行股份數量 | : | 八十八億 |
| 所持已發行股份性質 | : | 每股面值100印尼盾之股份 |
| 經濟權益 | : | 50.1% |

有關Indofood的進一步資料可瀏覽www.indofood.co.id

**Philex Mining Corporation**

**Philex (PSE: PX)** 為一家菲律賓上市公司，從事勘探、開發及利用礦產資源的業務。

| | | |
|---|---|---|
| 類別 | : | 天然資源 |
| 註冊成立／經營地點 | : | 菲律賓 |
| 已發行股份數量 | : | 四十九億 |
| 所持已發行股份性質 | : | 每股面值1披索之普通股 |
| 經濟權益 | : | 23.1% |

有關Philex的進一步資料可瀏覽www.philexmining.com.ph

## 4. 債務

於2010年1月31日，本集團之未償還借貸約為37.718億美元（相等於約294.2億港元），借貸包括有抵押銀行貸款19.157億美元（相等於約149.424億港元）、無抵押銀行貸款11.927億美元（相等於約93.031億港元）、有抵押其他貸款4.59千萬美元（相等於約3.58億港元）及無抵押其他貸款6.175億美元（相等於約48.165億港元）。

有抵押銀行貸款以本集團之若干物業、廠房及設備、種植園、其他無形資產、其他非流動資產、現金及現金等值項目、存貨以及本集團於PLDT約24.3%權益、於Philex Mining Corporation約7.9%權益、於Metro Pacific Tollways Corporation約99.8%權益、於DMCI-MPIC Water Company, Inc.約16.5%權益、於Maynilad Water Services, Inc.約9.9%權益，及於Meralco約10.5%權益作為抵押。

其他貸款包括無抵押債券4.605億美元（相等於約35.919億港元）（如下述）、無抵押信託收據貸款3.81千萬美元（相等於約2.972億港元）及其他。本集團於2010年1月31日止持有之已發行債券包括以下各項：

(a) 由PT Indofood Sukses Makmur Tbk（「Indofood」）發行之20,000億印尼盾（相等於約2.127億美元或16.591億港元）之印尼盾債券，附票息率為10.0%，每季付息，該等印尼盾債券於2012年5月到期；

(b) 由Indofood發行之16,000億印尼盾（相等於約1.708億美元或13.322億港元）之印尼盾債券，附票息率為13.2%，每季付息，該等印尼盾債券於2014年6月到期；

(c) 由PT Salim Ivomas Pratama（「SIMP」）發行之4,520億印尼盾（相等於約4.77千萬美元或3.721億港元）之五年期印尼盾債券，附票息率為11.65%，每季付息，該等印尼盾債券於2014年11月到期；及

(d) 由SIMP發行之2,780億印尼盾（相等於約2.93千萬美元或2.285億港元）以租約為基準之五年期伊斯蘭債券，附票息率為11.65%，每季付息，該等債券於2014年11月到期。

於2010年1月31日，除Indofood就若干種植園農戶為其生產及向其銷售鮮果實串之安排所獲之信貸而為該等農戶提供之擔保6.18千萬美元（相等於約4.82億港元）外，本集團沒有任何重大或有負債。

除上文所述者及集團內負債外，本集團於2010年1月31日營業時間結束時並無任何未償還之已發行或同意將發行之借貸資本、銀行透支、貸款或其他類似債項、承兑負債或承兑信貸、債券、按揭、押記、融資租賃或租購承擔、擔保或其他或有負債。

除(i)就Beacon Electric可能行使認購期權而由Beacon Electric取得之180億披索(相等於約3.896億美元或20.390億港元)新融通額度，及(ii) MPIC以來自FPHC之貸款應收款項之所得款項提早償還112億披索(相等於約2.424億美元或18.909億港元)銀行貸款外，由2010年1月31日至最後可行日期，本集團未償還之債項及或有負債並無重大變動。

## 5. 營運資金

於最後可行日期，董事認為，待完成Piltel投資及可能行使認購期權後，本集團有足夠營運資金應付其於本通函日期起計十二個月之現時所需。

## 6. 重大不利變動

於最後可行日期，董事並不知悉本集團自2008年12月31日(即本集團最近期經審核財務報表之編製日期)起之財務或營運狀況有任何重大不利變動。

## 7. 本集團的一般業務趨向以及財政及經營前景

本集團之主要投資自2008年12月31日以來有以下發展。

於2009年9月及10月，MPIC完成透過先舊後新股份安排，以公開發售之方式重新推出其股份，以籌集143億披索(約3.095億美元或24.143億港元)。公開發售使本集團於MPIC之應佔經濟權益由約90.2%攤薄至約61.5%。本集團預期可因公開發售MPIC股份而錄得攤薄收益約4.75千萬美元(相等於約3.705億港元)。

於2009年10月6日，MPIC完成收購Meralco約12.8%權益，有關作價為182億披索(相等於約3.939億美元或30.727億港元)。由於部分作價乃透過發行新MPIC普通股支付，因此，本集團於MPIC之應佔經濟權益進一步攤薄至約54.1%。本集團將會由發行MPIC普通股(作為收購Meralco約12.8%權益之部分作價)而錄得攤薄收益約2.5千萬美元(相等於約1.95億港元)。連同在公開市場上所收購Meralco約1.7%權益，MPIC於Meralco之實際權益合共約為14.5%。此外，於2009年7月，Piltel完成收購Meralco約19.8%權益。

於2009年10月8日，菲律賓港口局(Philippine Port Authority)向MPIC及Harbour Centre Port Terminal Inc所擁有之合營公司授出一份25年期牌照，以發展、管理、經營及維修佔地最多70公頃之馬尼拉北港(Manila North Harbor)。該合營公司承諾投資最多145億披索(相等於約3.139億美元或約24.481億港元)。

於2009年11月5日，MPIC與FPHC訂立協議，內容有關(i) MPIC向FPHC提供為數約112億披索(相等於約2.424億美元或約18.909億港元)之貸款；及(ii) FPHC同意向MPIC授予認購期權，認購期權乃有關FPHC所擁有約7.47千萬股Meralco普通股(相當於Meralco約6.6%權益)。認購期權之行使價為每股300披索(相等於約6.5美元或50.6港元)。

於2009年12月，本集團將約20億披索(相等於約4.33千萬美元或約3.379億港元)墊款資本化，成為MPIC之額外股本，使本集團於MPIC之應佔經濟權益上升至約55.6%。

於2008年11月28日收購Philex Mining Corporation(「Philex」)約20%權益後，本集團於2009年在公開市場上再收購Philex約11.6%權益，有關作價約為1.05億美元(相等於約8.19億港元)。因此，本集團於2009年12月31日於Philex有約31.5%經濟權益。

另外，本公司之菲律賓聯屬公司Two Rivers Pacific Holdings Corporation(「Two Rivers」)於2009年12月以作價95億披索(相等於約2.056億美元或約16.039億港元)向第三方收購Philex約9.2%權益。Two Rivers於2010年1月再以總作價約60億披索(相等於約1.299億美元或約10.13億港元)向菲律賓政府之國家退休基金Government Service Insurance System收購Philex約5.9%權益。Two Rivers所持有Philex之經濟權益已上升至約約15.1%。

於2009年12月，本公司以全數包銷之供股方式籌集約21.875億港元(相等於約2.805億美元)，基準為以每持有五股普通股即向股東提呈一股新普通股，認購價為每股新普通股3.40港元。資金乃用作增加本集團於Philex及Meralco之投資。因供股關係，本公司之已發行普通股總數由約32.16億股上升至約38.6億股。

於2009年及2010年1月，Indofood完成內部重組，將消費性品牌產品業務分割到另一立法人實體PT Indofood CBP Sukses Makmur(「Indofood CBP」)。於2010年2月9日，Indofood宣佈計劃以首次公開發售方式分拆Indofood CBP於印尼證券交易所上市。於最後可行日期，有關條款尚未定案，亦未達成任何協議或承諾。

本集團於截至2009年12月31日止年度之表現強勁，有賴以下影響表現之關鍵因素：

- 菲律賓PLDT電訊業務之流動電話及寬頻用戶雙雙報升。此業務持續產生強勁現金流並將發放100%核心收入作為截至2009年12月31日止財政年度之股息。此股息收入屬公司流動資金主要成份。

- 菲律賓之電訊業務及印尼市場之品牌消費品業務均面對當地激烈競爭，幸本集團於兩地之市場推廣策略使業務得以保持市場佔有額，而品牌消費品業務邊際利潤增加。棕櫚原油價格較2008財政年度改善亦使該業務受惠。

- 與2008財政年度比較，菲律賓之採礦業務因金價銅價上升而受惠，惟採礦研磨方面之挑戰拖低產量，抵銷了業務增長。

- MPIC之基建業務表現極佳，在供水業務、接駁數目及供客水量方面均取得不俗增長。收費公路業務則錄得收入增長，因燃料較低及鼓勵旅行之市場推廣舉措奏效，刺激交通量。

本集團之流動資金仍然強勁，因經營業務產生內部現金流量。

本公司就2009年來自PLDT及Indofood之盈利將於2010年坐收豐厚股息收入，惟自2008年12月31日以來便審慎管理其現金流。

本公司之資本負債比率將較2008年12月31日及2009年6月30日有所改善。資債比率乃將淨借貸除以總權益計算。

自2008年12月31日以來，本集團於PLDT、MPIC、Indofood及Philex之上市投資的股份價值有所上升。

## 8. 管理層討論與分析

(a) Beacon Electric為單一投資工具。其活動限於持有本集團於Meralco之投資。Beacon Electric所持有於Meralco之投資初步將約為14.5%，待獲得Piltel批准後，實際持股量將上升至約28.2%，若Beacon Electric行使與購股權股份有關之認購期權，其總持股量將約為34.8%。

(b) Meralco為菲律賓最大之供電商，佔菲律賓售電量約60%，其25年專營權（於2003年6月獲授出）固定於Luzon，再加上Metro Manila。

專營區佔地約9,400平方千米，佔該國人口約25%及佔該國國民生產總值之50%

Meralco現時向超過4.7百萬戶傳輸超過27,500千兆瓦小時(Gwh)電力。

(c) 如上文(a)點所述，完成建議交易後，本集團連同Piltel所擁有股份之應佔經濟權益佔Meralco已發行普通股總額約40.9%（其中34.8%透過Beacon Electric持有，另6.1%則透過Piltel持有）；而本集團連同Piltel將保留Lopez集團之表決信託安排，使後者可於Meralco之股東大會上行使或控制行使約47.5%之表決權。此表決信託安排有效期至2012年11月止。

(d) 由於Piltel於2009年7月完成收購其約19.8%權益，而MPIC於2009年10月完成收購其約14.5%權益，故Meralco之業績乃以權益法於本集團截至2009年12月31日止期間之賬目內入賬。

於2009年12月31日，本集團擁有PLDT約26.5%權益（並透過PLDT擁有Piltel之99.5%權益）及MPIC約55.6%權益，故此，本集團於Meralco之實體權益為13.3%。

參照Meralco於2010年2月22日發布之2009年全年業績約60億披索（相等於約1.299億美元及10.13億港元）淨收益：本集團所佔Meralco之盈利應為11億披索（相等於2.38千萬美元及1.856億港元）。

於最後可行日期，並無就Meralco於2009年之盈利宣派股息，然而，Meralco董事會已訂立該公司之股息政策，定期分派相當於核心盈利50%之股息，並以補回基準追派特別股息。

Meralco乃一家成功公司，將為本集團之利潤帶來巨大貢獻。Meralco未來之收入增長似會跟隨菲律賓經濟發展，其資產與國家經濟發展同步，加上經營效率上升及系統損失可控。

本集團亦將可因潛在協同效應而受惠；包括締結長期電線桿租賃、交叉運用資產，以及各自之客戶群所產生之不同行銷機會。

Meralco現金產生能力強而穩定，債務在極易管理水平，2009年12月31日之槓桿比率為0.06倍。

於截至2009年12月31日止年度：

- 綜合核心淨利潤由2008年26億披索(經重列)(相等於約5.82千萬美元及4.539億港元)上升169%至70億披索(相等於約1.464億美元及11.42億港元)(經重列)。

- 綜合扣除利息、税項、折舊及攤銷前盈利(EBITDA)為133億披索(相等於約2.782億美元及21.698億港元)，較2008年上升20%，EBITDA比率亦由2008年5.75%上升至7.17%。

- 綜合自由現金流量由2008年5億披索(相等於約1.05千萬美元及8.16千萬港元)改善至188億披索(相等於約3.932億美元及30.671億港元)。

- 綜合收入及綜合成本及開支分別比2008年減少3.6%及5.9%至1,849億披索(相等於約38.674億美元及301.657億港元)及1,756億披索(相等於約39.302億美元及306,553億港元)。收入減少主要因為發電及輸電開支減少及颱風天秤(Ondoy)導致銷售上損失，部分以績效為本監管(「PBR」)比率調整及能源管理委員會(ERC)批准收回不足額所抵銷。

截至2009年12月31日止年度的表現乃來自付費客戶上升3.1%至4.7百萬戶(2008年：4.6百萬戶)、售電量上升1.7%至27,516千兆瓦小時，及分配比率之調整於2009年5月生效。

住宅及商戶售電分別增長3.3%及3.0%，而工業界則下跌1.8%，雖然該界別之售電量於2009年略見改善。耗電回升，乃持續外匯、低通脹及低電價所帶動。服務界增長迅速，零售貿易及通訊分別上升8.7%及18.3%。

實際系統損失錄得8.61%，連續第二年低於ERC所設上限9.5%。

系統損失管理之成績乃歸功於加強阻嚇行動及刑罰、將讀錶設備移離治安不靖處，以及大量動員活動。

該公司之整體系統表現及向客戶提供之服務(乃PBR之其中一部分因素)遠低於ERC所規定之限度。

於2009年，ERC授權由11月起收取輸電費中為數54億披索(相等於約1.129億美元及8.81億港元)之收回不足額(不計資產持有費)，使往年之收回不足額得以大量處理。扶貧費率補貼及特定類別用戶補貼之收回不足額則由12月開始收取。

該公司之綜合債項包括207億披索(相等於約4.481億美元及34.948億港元)附息借貸；其中99.7%以本地貨幣計值，平均實際利率為8.1%(短期)及10.4%(長期)。借貸當中，有193億披索(相等於約4.177億美元及32.584億港元)乃列為長期。於2009年12月31日之槓桿比率為0.06倍，於2008年12月31日則為0.35倍。

上述槓桿比率乃參照淨債項(總債項減現金及現金等值項目)除以總權益而計算得出。

於2009年12月31日，僱員人數為6,112人。

截至2008年12月31日止年度：

- 綜合核心淨收入由2007年之404億披索(相等於約88,100,000美元及687,100,000港元)減少23%至313億披索(相等於約70,100,000美元及546,400,000港元)。

- 電力銷售收入由2007年之1,865億披索(相等於約4,066,700,000美元及31,720,500,000港元)下跌5.2%至1,962億披索(相等於約4,391,200,000美元及34,251,600,000港元)。收入下跌乃部分因利用存積燃氣使發電成本降低之結果。

實際系統損耗錄得9.28%，較ERC所設之9.5%上限微低。

本年度表現因電力銷售額較2007年上升3.2%至27,049 Gwh而有影響。銷售額增加乃因對商業及工業客戶之銷售額分別上升4.6%及2.1%，而對住宅界別之銷售額則減少0.4%。2008年業績不因任何費率調整而受影響。然而，該公司就不獲准收回發電成本及退回客戶輸電費用確認撥備62億披索(相等於約138,800,000美元及1,082,400,000港元)。

該公司之綜合債項包括附息借貸253億披索(相等於約532,400,000美元及4,152,800,000港元)，其中99.5%為當地貨幣。借貸中有138億披索(相等於約290,400,000美元及2,265,200,000港元)列作長期。於2008年12月31日之資本負債比率為0.35倍，而於2007年12月31日則為0.41倍。

上述資本負債比率乃參考淨債項(總債項減現金及現金等值項目)除以總權益而計算。

於2008年12月31日，僱員人數為6,050人。

截至2007年12月31日止年度：

- 綜合核心淨收入由2006年之138.8億披索（相等於約271,300,000美元及2,116,200,000港元）減少70.9%至40.4億披索（相等於約88,100,000美元及687,100,000港元）。

  2006年淨收入因最高法院判ERC於2003年批准該公司調高費率勝訴之判決，可能出現損失並撥回撥備157億披索（相等於306,900,000美元及2,393,700,000港元）而大受影響。

- 綜合收益由2006年之1,908億披索（相等於約3,729,500,000美元及29,089,900,000港元）增加5.2%至2,007億披索（相等於約4,376,400,000美元及34,135,600,000港元）。

實際系統損耗錄得9.99%，較ERC施加之9.5%上限為高。

本年度因電力銷售額增加4.6%至26,219Gwh而受到影響，其中來自商業及工業客戶有強勁增長分別6.0%及4.2%，而住宅客戶則有3.3%增長。本年度表現不因任何費率調整而受影響。

該公司之綜合債項包括附息借貸270億披索（相等於約654,100,000美元及5,101,700,000港元），其中99.3%為當地貨幣。借貸中有141億披索（相等於約341,600,000美元及2,664,200,000港元）列作長期。於2007年12月31日之資本負債比率為0.41倍。

上述資本負債比率乃參考淨債項（總債項減現金及現金等值項目）除以總權益而計算。

於2007年12月31日，僱員人數為5,990人。

僱員薪酬及購股權計劃詳情於Meralco會計師報告附註28、37及19詳述。

Meralco設有薪償委員會負責制定整體薪酬常規。此委員會使用表現管理系統（均衡得分卡程序）、所得結果及調研來確定薪酬常規。

Meralco有全面培訓，為僱員及中層管理人員提供監管意識及迎新之證書課程。亦有職業管理課程以配合並支持僱員之能力發展。

集團資產變動詳情於Meralco之會計師報告附註20及8詳述。

該公司之匯率風險承擔及相關對沖工具於Meralco之會計師報告附註30及31詳述。

或然負債詳情見會計師報告附註34。

## 展望

該公司將鞏固與系統損失有關之上述成績，並繼續推動向客戶提供之服務。該公司將受到預期供電不足及輸電方發展等方面之挑戰，然而，此業務可透過管理配電而舒緩對客戶之影響。

鑑於商界及工業界復元，該公司將2010年之增長感到樂觀，而核心淨利潤與2009年比較將錄得改善。

於2009年12月，ERC批准PBR項下之2010年最高平均價(「MAP」)。然而，於該公司向ERC表明，在議決某干預方所提出之事項前，會主動暫停調整。

董事認為Meralco之前景秀麗。就本公司所知，Meralco並無重大收購或出售計劃。


SGV&Co
ERNST & YOUNG

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines
Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph
BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-2

敬啟者：

以下為吾等就Manila Electric Company(「Meralco」或「母公司」)及其附屬公司(統稱「該公司」)之財務資料(「財務資料」)而作出之報告，以供載入第一太平有限公司(「第一太平」)於2010年3月13日就建議／可能交易，包括(1)建議由Beacon Electric Asset Holdings, Inc.(「Beacon Electric」，於本報告日期為第一太平之附屬公司)向Pilipino Telephone Corporation(「Piltel」，第一太平之聯營公司)收購Meralco股份及由Piltel認購Beacon Electric之新股份；及(2)可能由Beacon Electric通過行使認購期權收購74,700,000股Meralco股份而刊發之通函(「通函」)。財務資料包括於2009年、2008年及2007年12月31日該公司之綜合財務狀況表及母公司之財務狀況表、該公司於截至2009年、2008年及2007年12月31日止年度之綜合收益表、綜合全面收益表、綜合權益變動表及綜合現金流量表、主要會計政策概要及其他附註解釋。

該公司之主要業務乃配電及電力供應。

該公司於截至2009年、2008年及2007年12月31日止年度之主要及法定財務報表乃根據菲律賓之財務報告準則編制並由吾等審核。

就本報告而言，Meralco董事已根據國際會計準則委員會頒布之國際財務報告準則(「國際財務報告準則」)編制該公司之財務資料(「國際財務報告準則財務報表」)，由吾等根據國際核數標準審核，包括該公司於2009年、2008年及2007年12月31日之綜合財務狀況表及母公司之財務狀況表、該公司於截至2009年、2008年及2007年12月31日止年度之綜合收益表、綜合全面收益表、綜合權益變動表及綜合現金流量表。本報告所載財務資料乃根據國際財務報告準則財務報表編制。就本報告中財務資料而言，並未對國際財務報告準則財務報表作出任何調整。

Meralco之董事須負責根據國際財務報告準則，編製並真實公允地呈列財務資料。此責任包括設計、實施及維護與編製及真實公平地呈列財務資料相關的內部控制，以使相關財務報表及財務資料不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇及採用適當之會計政策；及按情況作出合理之會計估計。第一太平之董事須對通函(載有本報告)之內容負責。

吾等之責任為對財務資料作出獨立意見並匯報吾等之意見。

就本報告而言，吾等已對財務資料進行獨立審核。吾等乃根據國際核數標準進行審核並已按照香港會計師公會頒佈的核數指引第3.340條「招股章程及申報會計師」進行吾等認為需要之額外程序。

吾等認為，就本報告而言，財務資料可真實及公允地反映該公司於截至2009年、2008年及2007年12月31日止年度之業績及現金流量及該公司及母公司於2009年、2008年及2007年12月31日之財務狀況。

# I. 財務資料

## 綜合財務狀況表

| | 12月31日 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | | *(以百萬披索列示)* | |
| **資產** | | | |
| **非流動資產** | | | |
| 發電設施及其他設備－淨額 *(附註9、10及18)* | 98,409 | 95,704 | 93,696 |
| 在建工程 *(附註9及10)* | 3,703 | 5,149 | 2,811 |
| 於聯營公司及一間合營公司之投資 *(附註11)* | 1,182 | 2,036 | 1,608 |
| 投資物業 *(附註12及20)* | 10,893 | 7,963 | 7,807 |
| 遞延轉嫁燃料成本 *(附註13、26及35)* | 3,161 | 3,792 | 4,896 |
| 退休金資產 *(附註29)* | 68 | 39 | – |
| 遞延税項資產 *(附註33)* | 8,143 | 8,032 | 6,724 |
| 其他非流動資產－淨額 *(附註2、13、15、25、30、31及34)* | 13,362 | 9,993 | 16,213 |
| 非流動資產總額 | 138,921 | 132,708 | 133,755 |
| **流動資產** | | | |
| 現金及現金等值項目 *(附註14、30及31)* | 17,068 | 5,402 | 4,876 |
| 應收賬款及其他應收款項淨額 *(附註2、13、15、26、28及31)* | 21,294 | 37,506 | 33,406 |
| 存貨 *(附註16)* | 1,857 | 1,648 | 1,538 |
| 土地及發展成本 *(附註8及25)* | 5,558 | 2,832 | 5,927 |
| 其他流動資產 *(附註13、17、20、23、30及31)* | 2,470 | 2,265 | 1,970 |
| 流動資產總額 | 48,247 | 49,653 | 47,717 |
| 資產總額 | 187,168 | 182,361 | 181,472 |

| | 12月31日 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| **權益及負債** | | | |
| **母公司權益持有人應佔權益** | | | |
| 普通股(*附註18*) | 11,273 | 11,038 | 11,033 |
| 應收認購供款 | (960) | – | – |
| 額外繳足股本 | 4,566 | 2,932 | 2,931 |
| 僱員以股份支付之款項(*附註18及19*) | 115 | 268 | 152 |
| 可供銷售投資之未實現公允價值收益(*附註13*) | 71 | 47 | 68 |
| 發電設施及其他設備之重估增加(*附註18*) | 19,178 | 19,833 | 20,203 |
| 分佔一間聯營公司重估之增值(*附註11及18*) | – | 129 | 298 |
| 分佔一間附屬公司及一間聯營公司累計匯兑之調整(*附註11*) | 683 | 682 | (14) |
| 保留溢利(*附註18*)： | | | |
| 未分配 | 19,172 | 14,479 | 15,794 |
| 已分配 | 4,198 | 4,198 | 200 |
| | 58,296 | 53,606 | 50,665 |
| **少數股東權益** | 3,999 | 3,934 | 3,346 |
| 權益總額 | 62,295 | 57,540 | 54,011 |

| | 12月31日 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| **非流動負債** | | | |
| 附息貸款及其他債務－<br>扣除即期部份(*附註9、12、20、28及31*) | 17,234 | 13,228 | 14,169 |
| 客戶按金－扣除即期部份<br>(*附註21、25、28及31*) | 25,063 | 23,443 | 21,423 |
| 預售公寓單位之按金(*附註5及8*) | 5,330 | 3,806 | 5,679 |
| 遞延税項負債(*附註33*) | 12,663 | 12,793 | 13,560 |
| 退休金負債(*附註29*) | 8,941 | 12,313 | 12,953 |
| 撥備(*附註6、22及34*) | 7,492 | 5,743 | 1,396 |
| 客戶退款－扣除即期部份(*附註2、23及31*) | – | 2,680 | 7,866 |
| 遞延轉嫁燃料成本產生之負債<br>－扣除即期部份(*附註13、25及26*) | – | – | 692 |
| 貨幣匯率調整(CERA) I 及II 超額收回，<br>包括資產持有費－扣除即期部份(*附註25*) | – | 3,008 | – |
| 其他非流動負債(*附註29*) | 5,398 | 1,328 | 1,613 |
| 非流動負債總額 | 82,121 | 78,342 | 79,351 |
| **流動負債** | | | |
| 應付票據(*附註24、28及31*) | 513 | 9,828 | 10,748 |
| 應付貿易賬款及其他應付款項<br>(*附註2、5、13、20、21、25、26、28及31*) | 30,039 | 24,176 | 30,285 |
| 應付所得税 | 133 | 2,285 | 51 |
| 客戶退款－即期部份(*附註2、23及31*) | 9,147 | 7,925 | 4,904 |
| 附息貸款及其他債務－即期部份<br>(*附註9、12、20、28及31*) | 2,920 | 2,265 | 2,122 |
| 流動負債總額 | 42,752 | 46,479 | 48,110 |
| 負債總額 | 124,873 | 124,821 | 127,461 |
| 權益及負債總額 | 187,168 | 182,361 | 181,472 |

參閱財務資料附註。

## 母公司財務狀況表

| | 12月31日 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| **資產** | | | |
| **非流動資產** | | | |
| 發電設施及其他設備-淨額 *(附註9、10及18)* | 97,059 | 93,970 | 92,290 |
| 在建工程 *(附註9及10)* | 3,703 | 3,704 | 2,811 |
| 於附屬公司、聯營公司及合營公司之投資 *(附註8及11)* | 3,120 | 2,238 | 1,776 |
| 投資物業 *(附註12及20)* | 1,691 | 1,074 | 1,074 |
| 遞延轉嫁燃料成本 *(附註13)* | 3,161 | 3,792 | 4,896 |
| 遞延稅項資產 *(附註33)* | 7,404 | 7,598 | 5,813 |
| 其他非流動資產－淨額 *(附註2、13、17、25、30、31及34)* | 12,200 | 9,097 | 15,449 |
| 非流動資產總額 | 128,338 | 121,473 | 124,109 |
| **流動資產** | | | |
| 現金及現金等值項目 *(附註14、30及31)* | 15,430 | 4,023 | 4,062 |
| 應收賬款及其他應收款項－淨額 *(附註2、13、15、26、28、30及31)* | 19,932 | 36,653 | 33,211 |
| 存貨 *(附註16)* | 1,751 | 1,525 | 1,491 |
| 其他流動資產 *(附註13、17、20、23、30及31)* | 733 | 996 | 1,361 |
| 流動資產總額 | 37,846 | 43,197 | 40,125 |
| 資產總額 | 166,184 | 164,670 | 164,234 |

| | 12月31日 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| **權益及負債** | | | |
| **權益** | | | |
| 普通股(*附註18*) | 11,273 | 11,038 | 11,033 |
| 應收認購供款 | (960) | – | – |
| 額外繳足股本 | 4,566 | 2,932 | 2,931 |
| 僱員計劃以股份支付之款項(*附註18及19*) | 115 | 268 | 152 |
| 可供銷售投資之未實現公允價值收益(*附註13*) | 62 | 57 | 57 |
| 發電設施及其他設備之重估增加(*附註18*) | 18,939 | 19,433 | 19,821 |
| 保留溢利(*附註18*)： | | | |
| 未分配 | 15,714 | 11,597 | 13,309 |
| 已分配 | 4,198 | 4,198 | 200 |
| 權益總額 | 53,907 | 49,523 | 47,503 |
| **非流動負債** | | | |
| 附息貸款及其他債務－扣除即期部份(*附註9、12、20、28及31*) | 15,085 | 11,381 | 13,028 |
| 客戶按金－扣除即期部份(*附註21、25、28及31*) | 24,927 | 23,321 | 21,300 |
| 遞延稅項負債(*附註33*) | 11,336 | 11,866 | 12,575 |
| 退休金負債(*附註29*) | 8,897 | 12,280 | 12,908 |
| 撥備(*附註6、22及34*) | 7,492 | 5,743 | 1,396 |
| 客戶退款－扣除即期部份(*附註2、23及31*) | – | 2,680 | 7,866 |
| 遞延轉嫁燃料成本產生之負債－扣除即期部份(*附註13*) | – | – | 692 |
| 貨幣匯率調整(CERA) I及II超額收回，包括資產持有費－扣除即期部份(*附註25*) | – | 3,008 | – |
| 其他非流動負債(*附註25及29*) | 5,743 | 1,115 | 1,296 |
| 非流動負債總額 | 73,480 | 71,394 | 71,061 |

| | 12月31日 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| **流動負債** | | | |
| 應付票據 *(附註24、28及31)* | 500 | 9,770 | 10,500 |
| 應付貿易賬款及其他應付款項 *(附註13、20、21、25、26、28及31)* | 26,991 | 22,225 | 28,752 |
| 應付所得稅 | – | 2,197 | – |
| 客戶退款－即期部份 *(附註2、23及31)* | 9,147 | 7,925 | 4,904 |
| 附息貸款及其他債務－即期部份 *(附註9、12、20、28及31)* | 2,159 | 1,636 | 1,514 |
| 流動負債總額 | 38,797 | 43,753 | 45,670 |
| 負債總額 | 112,277 | 115,147 | 116,731 |
| 權益及負債總額 | 166,184 | 164,670 | 164,234 |

參閱財務資料附註。

## 綜合收益表

| | 截至12月31日止年度 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示，除每股數據外) | | |
| **收益** | | | |
| 電力銷售(附註2、13、25、26及27) | 178,686 | 186,999 | 196,171 |
| 合約及服務銷售(附註8) | 1,588 | 1,512 | 1,346 |
| 房地產銷售(附註8) | 182 | 6,132 | 60 |
| 其他(附註12) | 1,685 | 1,051 | 1,054 |
| | 182,141 | 195,694 | 198,631 |
| **開支(收入)** | | | |
| 外購電力(附註26、27及35) | 150,928 | 156,872 | 172,837 |
| 營運及維修(附註15、19、26、28及29) | 12,803 | 12,033 | 4,412 |
| 折舊及攤銷(附註9) | 4,901 | 4,305 | 4,336 |
| 利息及融資收入(附註15、21、28及31) | (3,839) | (2,537) | (1,573) |
| 索償產生之可能損失之撥備(撥回)－淨額(附註22及34) | 3,351 | 318 | (328) |
| 利息及融資開支(附註13、20、21、24、25、26及28) | 3,328 | 4,135 | 2,999 |
| 合約及服務成本(附註28) | 1,803 | 1,456 | 1,415 |
| 可能產生之損失及退款之撥備(撥回)－淨額(附註6、22、25及35) | (1,179) | 6,617 | (646) |
| 客戶退款之現值影響(附註23) | 555 | 846 | 1,096 |
| 匯兑收益－淨額 | (266) | (467) | (162) |
| 聯營公司及一間合營公司之權益盈利淨額(附註11) | (246) | (188) | (327) |
| 保證服務水準支付款項(附註2) | 216 | – | – |
| 投資物業之公允價值變動之收益(附註12) | (196) | (108) | (571) |
| 出售房地產之成本(附註8) | 40 | 4,320 | 61 |
| 非所得税之税項(附註33) | 130 | 217 | 214 |
| | 172,329 | 187,819 | 183,763 |
| **除税前溢利** | 9,812 | 7,875 | 14,868 |

| | 截至12月31日止年度 | | |
|---|---|---|---|
| | **2009年** | **2008年** | **2007年** |
| | *(以百萬披索列示，除每股數據外)* | | |
| **所得税撥備(利益)** *(附註33)* | | | |
| 本期 | 3,303 | 5,122 | 2,729 |
| 遞延 | (258) | (2,041) | 2,379 |
| | 3,045 | 3,081 | 5,108 |
| **年度溢利** | 6,767 | 4,794 | 9,760 |
| **以下者應佔** | | | |
| 母公司權益持有人 *(附註36)* | 6,576 | 4,100 | 9,562 |
| 少數股東權益 | 191 | 694 | 198 |
| | 6,767 | 4,794 | 9,760 |
| **母公司權益持有人應佔每股盈利** *(附註36)* | | | |
| 基本 | 5.93 | 3.71 | 9.02 |
| 攤薄 | 5.93 | 3.71 | 8.98 |

本年度應付及擬派股息之詳細資料列於財務資料附註18。

參閱財務資料附註。

## 綜合全面收益表

| | 截至12月31日止年度 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | *(以百萬披索列示)* | | |
| **年度溢利** | 6,767 | 4,794 | 9,760 |
| **其他全面收入** | | | |
| 可供銷售之投資未變現公允價值收益(虧損) | 27 | (23) | 28 |
| 稅項 | (3) | 2 | (3) |
| | 24 | (21) | 25 |
| 土地及其他設備轉移到投資物業交易之重估 | 54 | 49 | 668 |
| 稅項 | (16) | (15) | (234) |
| | 38 | 34 | 434 |
| 分佔一間附屬公司及一間聯營公司之累計匯兑調整 | 1 | 696 | (463) |
| 其他全面收入－除稅 | 63 | 709 | (4) |
| **全面收益總額**－除稅 | 6,830 | 5,503 | 9,756 |
| **以下人士應佔** | | | |
| 母公司權益持有人 | 6,639 | 4,793 | 9,345 |
| 少數股東權益 | 191 | 710 | 411 |
| | 6,830 | 5,503 | 9,756 |

參閱財務資料附註。

# 綜合權益變動表

| | 母公司權益持有人應佔 | | | | | | | | | | | | 少數股東權益 | 權益總額 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 普通股 (附註18) | 應收認購供款 (附註19) | 資本超出面值之金額 | 收購成本超出所收購少數股東權益賬面值之金額 | 僱員以股份支付之計劃 (附註19) | 可供銷售投資之為變現公允價值溢利 (附註13) | 發電設施及其他設備之重估增加 (附註18) | 分佔一間聯營公司之重估增加 (附註11及18) | 分佔一間附屬公司及一間合營公司之累計匯兑調整 (附註11) | 未分配保留溢利 (附註18) | 已分配保留溢利 (附註18) | 總計 | | |
| | (以百萬披索列示) | | | | | | | | | | | | | |
| 於2009年1月1日，菲律賓財務報告準則 | 11,038 | - | 2,932 | (328) | 268 | 47 | 19,926 | 129 | 682 | 14,395 | 4,198 | 53,287 | 3,552 | 56,839 |
| 採納國際財務報告準則 | - | - | - | 328 | - | - | (93) | - | - | 84 | - | 319 | 382 | 701 |
| 於2009年1月1日，經重新計量 | 11,038 | - | 2,932 | - | 268 | 47 | 19,833 | 129 | 682 | 14,479 | 4,198 | 53,606 | 3,934 | 57,540 |
| 收入淨額 | - | - | - | - | - | - | - | - | - | 6,576 | - | 6,576 | 191 | 6,767 |
| 其他全面收入 | - | - | - | - | - | 24 | 38 | - | 1 | - | - | 63 | - | 63 |
| 全面收入總額 | - | - | - | - | - | 24 | 38 | - | 1 | 6,576 | - | 6,639 | 191 | 6,830 |
| 轉撥至未分配保留溢利之重估增加之折舊 | - | - | - | - | - | - | (693) | - | - | 693 | - | - | - | - |
| 分佔轉撥至未分配保留溢利之聯營公司重估增加之折舊 | - | - | - | - | - | - | - | (129) | - | 129 | - | - | - | - |
| 發行股份 | 235 | (960) | 1,481 | - | - | - | - | - | - | - | - | 756 | - | 756 |
| 以股份支付之款項 | - | - | 153 | - | (153) | - | - | - | - | - | - | - | - | - |
| 股息及其他 | - | - | - | - | - | - | - | - | - | (2,705) | - | (2,705) | (126) | (2,831) |
| | 235 | (960) | 1,634 | - | (153) | 24 | (655) | (129) | 1 | 4,693 | - | 4,690 | 65 | 4,755 |
| 於2009年12月31日 | 11,273 | (960) | 4,566 | - | 115 | 71 | 19,178 | - | 683 | 19,172 | 4,198 | 58,296 | 3,999 | 62,295 |
| 於2008年1月1日，菲律賓財務報告準則 | 11,033 | - | 2,931 | (328) | 152 | 68 | 20,292 | 298 | (14) | 17,032 | 200 | 51,664 | 3,341 | 55,005 |
| 採納國際財務報告準則 | - | - | - | 328 | - | - | (89) | - | - | (1,238) | - | (999) | 5 | (994) |
| 於2008年1月1日，經重新計量 | 11,033 | - | 2,931 | - | 152 | 68 | 20,203 | 298 | (14) | 15,794 | 200 | 50,665 | 3,346 | 54,011 |
| 收入淨額 | - | - | - | - | - | - | - | - | - | 4,100 | - | 4,100 | 694 | 4,794 |
| 其他全面收入 | - | - | - | - | - | (21) | 18 | - | 696 | - | - | 693 | 16 | 709 |
| 全面收入總額 | - | - | - | - | - | (21) | 18 | - | 696 | 4,100 | - | 4,793 | 710 | 5,503 |
| 轉撥至未分配保留溢利之重估增加之折舊 | - | - | - | - | - | - | (388) | - | - | 388 | - | - | - | - |
| 分佔轉撥至未分配保留溢利之聯營公司重估增加之折舊 | - | - | - | - | - | - | - | (169) | - | 169 | - | - | - | - |
| 發行股份 | 5 | - | 1 | - | - | - | - | - | - | - | - | 6 | - | 6 |
| 以股份支付之款項 | - | - | - | - | 116 | - | - | - | - | - | - | 116 | - | 116 |
| 股息及其他 | - | - | - | - | - | - | - | - | - | (1,974) | - | (1,974) | (122) | (2,096) |
| 已分配金額－扣除撥回 | - | - | - | - | - | - | - | - | - | (3,998) | 3,998 | - | - | - |
| | 5 | - | 1 | - | 116 | (21) | (370) | (169) | 696 | (1,315) | 3,998 | 2,941 | 588 | 3,529 |
| 於2008年12月31日 | 11,038 | - | 2,932 | - | 268 | 47 | 19,833 | 129 | 682 | 14,479 | 4,198 | 53,606 | 3,934 | 57,540 |

母公司權益持有人應佔（以百萬披索列示）

| | 普通股 (附註18) | 應收認購供款 (附註19) | 資本超出面值之金額 | 收購成本超出所收購少數股東權益賬面值之金額 | 僱員以股份支付之計劃 (附註19) | 可供銷售投資之為變現公允價值溢利 (附註13) | 發電設施及其他設備之重估增加 (附註18) |
|---|---|---|---|---|---|---|---|
| 於2007年7月1日，菲律賓財務報告準則 | 9,988 | - | 2,918 | (328) | 79 | 43 | 20,699 |
| 採納國際財務報告準則 | - | - | - | 328 | - | - | (311) |
| 於2007年1月1日，經重新計量 | 9,988 | - | 2,918 | - | 79 | 43 | 20,388 |
| 其他全面收入 | - | - | - | - | - | 25 | 221 |
| 收入淨值 | - | - | - | - | - | - | - |
| 全面收入總額 | - | - | - | - | - | 25 | 221 |
| 轉撥至未分配保留溢利之重估增加之折舊 | - | - | - | - | - | - | (406) |
| 分佔轉撥至未分配保留溢利之聯營公司重估增加之折舊 | - | - | - | - | - | - | - |
| 發行股份 | 1,045 | - | 13 | - | - | - | - |
| 以股份支付之款項 | - | - | - | - | 73 | - | - |
| 股息及其他 | - | - | - | - | - | - | - |
| | 1,045 | - | 13 | - | 73 | 25 | (185) |
| 於2007年12月31日 | 11,033 | - | 2,931 | - | 152 | 68 | 20,203 |

| | 分佔一間聯營公司之重估增加 (附註11及18) | 分佔一間附屬公司及一間合營公司之累計匯兑調整 (附註11) | 未分配保留溢利 (附註18) | 已分配保留溢利 (附註18) | 總計 | 少數股東權益 | 權益總額 |
|---|---|---|---|---|---|---|---|
| 於2007年7月1日，菲律賓財務報告準則 | 467 | 449 | 12,703 | 1,200 | 48,218 | 3,204 | 51,422 |
| 採納國際財務報告準則 | - | - | (7,040) | - | (7,023) | (129) | (7,152) |
| 於2007年1月1日，經重新計量 | 467 | 449 | 5,663 | 1,200 | 41,195 | 3,075 | 44,270 |
| 其他全面收入 | - | (463) | - | - | (217) | 213 | (4) |
| 收入淨值 | - | - | 9,562 | - | 9,562 | 198 | 9,760 |
| 全面收入總額 | - | (463) | 9,562 | - | 9,345 | 411 | 9,756 |
| 轉撥至未分配保留溢利之重估增加之折舊 | - | - | 406 | - | - | - | - |
| 分佔轉撥至未分配保留溢利之聯營公司重估增加之折舊 | (169) | - | 169 | - | - | - | - |
| 發行股份 | - | - | - | - | 1,058 | - | 1,058 |
| 以股份支付之款項 | - | - | - | - | 73 | - | 73 |
| 股息及其他 | - | - | (6) | (1,000) | (1,006) | (140) | (1,146) |
| | (169) | (463) | 10,131 | (1,000) | 9,470 | 271 | 9,741 |
| 於2007年12月31日 | 298 | (14) | 15,794 | 200 | 50,665 | 3,346 | 54,011 |

參閱財務資料附註。

**綜合現金流量表**

| | 於12月31日止年度 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | | (以百萬披索列示) | |
| **經營活動產生之現金流量** | | | |
| 除稅前溢利 | 9,812 | 7,875 | 14,868 |
| 就下列各項調整： | | | |
| 可能產生之損失及退款之撥備(撥回)－淨額 *(附註6、22、25及35)* | (1,179) | 6,617 | (646) |
| 折舊及攤銷 *(附註9及12)* | 4,901 | 4,305 | 4,336 |
| 利息及融資開支 *(附註28)* | 2,127 | 2,085 | 1,864 |
| 賬單及電錶按金之利息開支 *(附註28)* | 1,201 | 1,014 | 963 |
| 利息及融資收入 *(附註28)* | (3,839) | (1,724) | (1,554) |
| 客戶退款之現值影響 *(附註23)* | 555 | 846 | 1,096 |
| 稅項評估及法律索償產生之可能損失之撥備(撥回) *(附註22)* | 3,351 | 318 | (328) |
| 聯營公司及一間合營公司之權益盈利淨額 *(附註11)* | (246) | (188) | (327) |
| 僱員以股份支付之福利開支 *(附註19及28)* | 301 | 116 | 73 |
| 投資物業之公允價值變動之收益 | (196) | (108) | (571) |
| 運營資金變動前之經營溢利 | 16,788 | 21,156 | 19,774 |
| 減少(增加)： | | | |
| 應收賬款及其他應收款項 | 13,474 | 1,459 | (2,126) |
| 存貨 | (209) | (110) | (502) |
| 土地及發展成本 | (2,721) | 3,095 | (3,110) |
| 遞延轉嫁燃料成本 | 631 | 740 | (1,116) |
| 其他流動資產 | (2,304) | (1,007) | 532 |
| 應付貿易賬款及其他應付款項增加(減少) | 3,991 | (8,924) | (5,452) |
| 運營產生之現金收入淨額 | 29,650 | 16,409 | 8,000 |
| 已付利息 | (1,905) | (2,093) | (2,561) |
| 已付稅款 | (3,787) | (2,888) | (2,583) |
| 已付特許權稅、房地產稅及其他稅項 | (318) | (42) | (235) |
| 經營活動產生之現金流量淨額 | 23,640 | 11,386 | 2,621 |

| | 於12月31日止年度 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| **投資活動產生之現金流量** | | | |
| 購入： | | | |
| 在建工程 *(附註10)* | (8,650) | (8,573) | (6,469) |
| 發電設施及其他設備 *(附註9)* | (187) | (629) | (326) |
| 投資物業 *(附註12)* | (52) | (48) | (74) |
| 減少(增加)： | | | |
| 其他非流動資產 | (234) | 1,084 | (3,358) |
| 其他應收款項 | 1,102 | (1,048) | (1,047) |
| 收購一間附屬公司－扣除所收購之現金 *(附註8)* | – | – | (75) |
| 已收利息及股息 *(附註11及28)* | 2,924 | 2,032 | 3,385 |
| 投資活動所用之現金流量淨額 | (5,097) | (7,182) | (7,964) |
| **融資活動產生之現金流量** | | | |
| 所得款項： | | | |
| 應付票據 | 2,936 | 9,650 | 12,180 |
| 長期債務 | 12,398 | 1,235 | 644 |
| 根據僱員以股份支付之款項計劃之發行及認購普通股股票 | 455 | 5 | – |
| 支付方式： | | | |
| 客戶之退款 | (2,013) | (1,713) | (1,463) |
| 長期債務 | (6,856) | (1,557) | (193) |
| 應付票據 | (12,251) | (10,570) | (1,742) |
| 增加(減少)： | | | |
| 客戶之按金 | 1,177 | 1,259 | 1,515 |
| 其他非流動負債 | 510 | 167 | (6,472) |
| 已付股息 | (2,679) | (1,960) | (1,006) |
| 贖回優先股 | (554) | (194) | (85) |
| 融資活動產生(所用)之現金流量淨額 | (6,877) | (3,678) | 3,378 |
| **現金及現金等值項目淨額之增加(減少)** | 11,666 | 526 | (1,965) |
| **於年初現金及現金等值項目** | 5,402 | 4,876 | 6,841 |
| **於年終現金及現金等值項目** | 17,068 | 5,402 | 4,876 |

參閱財務資料附註。

# I. 財務資料附註

## 1. 公司資料

1902年10月，具立法權力組織新政府之第二菲律賓委員會通過法令484號。藉著法令484號，於1903年3月批出，可在馬尼拉市及其近郊建造、維修及經營電力、街道、鐵路，以及提供照明、熱力及電力所需電流之特許權。此法令其後由Manila Electric Company (Meralco或母公司)取得。

根據其最新近修訂註冊成立細則，Meralco之企業壽命延長多50年至2019年。Meralco於特許權區域從事配電及電力供應並受費率法規及能源管理委員會(ERC)之嚴格監管政策規管。

該公司根據於2003年6月28日生效之共和國法令9209號持有國會特許權，其授予母公司25年之特許權於Bulacan、Cavite、Metro Manila及Rizal之城市及自治區及若干位於Batangas、Laguna、Pampanga及Quezon各省之城市、自治區及村落興建、經營及維護配電系統。於2008年10月20日，ERC就於特許權範圍內之電力服務經營授予母公司一份便民項目及必需品許可證，自2028年6月28日起生效，與母公司之國會特許權相符。

Meralco為國內最大配電公用事業。電力經營分部包括母公司及其附屬公司Clark Electric Distribution Corporation(CEDC)之營運。透過其他營運分部，該公司開發及銷售房地產物業及提供工程、建築及顧問、資訊系統及科技服務等。

CEDC於1997年2月19日根據Clark Development Corporation(CDC)與Meralco Industrial Engineering Corporation(Miescor)訂立之合營協議組建。CEDC在符合共和國法令9136號(又稱電力行業改革法令或EPIRA)之程度下亦受CDC(設立作為Bases Conversion Development Authority管理及發展克拉克經濟區之執行部門之政府擁有企業集團)大力監管。CEDC之特許權與CEDC及CDC之間訂立之協議共存亡。母公司之普通股於菲律賓證券交易所上市及買賣。

母公司之註冊辦事處地址為Lopez Building, Ortigas Avenue, Pasig City, Philippines。

## 2. 費率法規

配電公用事業公司Meralco及CEDC作為配電公用事業公司，受費率法規及ERC之法規政策規管。母公司給予客戶之賬單逐條列計或「分類」為數條賬單項目體現提供電力服務之各單位。各賬單項目之調整受ERC頒布及執行之機制規管，主要包括：(i)「配電公用事業公司之自動成本調整及校正機制及相應確認程序規則」(Rules Governing the Automatic Cost Adjustment and True-up Mechanisms and Corresponding Confirmation Process for Distribution Utilities)，其規管墊付成本收回，包括下列賬單項目之超額或收回不足：發電費用、輸電費用、系統損耗費用、扶貧費率補貼、當地特許權及營業稅；及(ii)經2008年ERC第20號決議案修訂的「設定配電運轉率規則」(Rules for the Setting of Distribution Wheeling Rates或(RDWR))，用以釐定規管母公司配電、供電及讀錶費用。

CEDC之費率設定機制同樣遵守ERC法規。按照ERC指引將其費率分類後，CEDC亦成為以績效為監管(「PBR」)之參與者。然而，CEDC歸入PBR計劃之實際日期取決於ERC何時如此決定。

以下為就母公司設定費率事宜所進行之討論。

## I. 費率申請

### *a. 以績效為基準之監管(PBR)申請*

母公司與Dagupan Electric Corporation (DECORP)及Cagayan Electric and Power Company (CEPALCO)為PBR 之首批參加者。

PBR項下之費率設定受RDWR 規管。不像以往使用的費率基準返還之方法，公用事業收費乃以歷史成本加合理費率之返還金額計算。另一方面，PBR 計劃根據達到預定經營表現水準所需資本及經營開支預測設定收費。PBR 亦採用將根據網絡及服務績效處罰或獎勵公用事業公司之機制。

費率存檔及設定按監管期間基準進行，而一個監管期間包含四個監管年度。監管年度於七月起及於翌年六月止。於2009年12月31日，母公司處於第二監管期間之第三個監管年度。第二個監管期間由2007年7月1日起至2011年6月30日止。

於2007年8月31日，ERC就母公司年度收益要求之評估並批准母公司將於第二個監管期間採納之績效激勵計劃及價格控制安排發布其最終決定。2008年、2009年、2010年及2011年監管年度(監管年度)之已批准最高平均價格(MAP)分別為每度1.167披索、每度1.260披索、每度1.361披索及每度1.471披索。

覆議動議(MR)及澄清書已存交，接著連串上訴及討論，主要關乎MAP決定之成分。於2008年1月11日及4月1日，母公司就批准其各客戶分部將2008年及2009年監管年度之MAP換算轉入不同費率表之建議遞交單獨申請。由於母公司之PBR實施延遲，供電費用之收回不足已部份計入2009年監管年度之建議MAP每度1.3607披索當中。

於2008年10月17日，ERC發布其就母公司費率換算申請之裁決。為避免價格震盪及緩解費率對最終用戶之影響，ERC批准2009年監管年度之MAP為每度1.2280披索。ERC之裁決亦令母公司自2008年7月1日起實施已批准之配電、供電及讀錶費用 。

然而，ERC基於全國電力消費者要求改革協會(NASECORE)(一個電力消費者團體)遞交之動議行事，推遲實施核准費用直至ERC可解決該團體存交之MR。Meralco最終收到該消費者團體之MR副本並於2008年11月19日遞交一份反對書。

於2009年2月16日，ERC批准2010監管年度費率重定指引，指導首名PBR參與者辦理下次費率申請(於2009年3月20日到期)。

於2009年4月，ERC 批准母公司2009年5月起監管年度平均配電費增至每度1.2227披索。該費率包括收回2007曆年不足收回之每度12.85分，自2008年起期間之不足收回將於未來費率申請時考慮在內。

於2009年5月28日，NASECORE 及其他消費者團體向上訴法庭(CA)遞交一份訴訟書，對ERC 就母公司費率換算實施之裁決及指令提出質疑。各方已遞交彼等各自之備忘錄，隨後該案將被視作已遞交待決議。於2010年2月22日，案件仍有待上訴法庭審理。

作為PBR 之一部份，母公司對其未能達到若干績效擔保服務水平(GSL)之客戶作出補償(見附註25)。

於2009年8月7日，母公司遞交核查2010年監管年度之MAP 及其按客戶類別轉為費用之申請。根據ERC 之「首批參加者配電公用事業公司(「DU」)之2010年監管年度費率設定之指引」，2010年監管年度之受限MAP計算為每度1.4917披索。

於2009年12月14日，ERC 批准母公司有關：a) 2010年監管年度MAP;及b) 將2010年監管年度MAP按客戶類別轉入配電費率架構之申請。然而，因有一消費者團體就上述之ERC判決遞交MR，母公司於2010年1月26日向ERC遞交一份聲明書，其將自願暫停實施ERC 於2009年12月14日之決定。該暫停將持續至監管方就MR作出裁定並處理其他干預方可能產生之所有其他問題時為止。

*b. 高級法院(SC)有關分類計價費率之裁決*

於2003年5月30日，ERC 發布一項指令批准母公司之分類計價費率，其於2003年5月之基礎上總計增加每度0.17披索。然而，於2003年8月4日，若干消費者及民間社會團體向上訴法庭(CA)提起訴訟，要求覆核ERC 之裁定。於2004年7月22日，CA駁回ERC就母公司費率分類計價之裁定並將該案發回ERC。CA提出，ERC須請審計委員會(COA)對母公司之賬簿進行審計。ERC 及母公司隨後分別遞交提議要求CA 對其裁決進行覆議。於2005年1月24日，CA 拒絕該提議；因此，ERC 及母公司將該案提至菲律賓最高法院(SC)。

根據於2006年12月6日裁定之聯席判決，SC駁回並撤銷CA稱COA審核並非釐定共用事業費率之先決條件之裁定。雖然SC確認ERC於費率制訂之權力，但SC亦了解該事項對社會之潛在影響。故SC 指示ERC 請COA 對母公司之賬簿、記錄及賬目進行全面審核。於2007年1月15日，根據SC 指示，ERC請COA對母公司之賬簿、記錄及賬目進行審核。測試期為2004及2007曆年。

COA審核狀況於附註34b(6)內討論。

## II. 收回申請

母公司向ERC 申請收回墊付成本。該等墊款主要包括應自客戶收回之未收回或作為收回不足之發電及輸電費用差額。

*a.* *就收回發電成本之十份申請*

於ERC終止自動發電費率調整(AGRA)機制期間，母公司就全額收回產生發電費用成本收回不足總金額12,679,000,000披索及系統損耗費用總金額1,295,000,000披索收回不足之發電成本，包括2006年8月至2007年5月之供電月份產生之增值稅(VAT)分別遞交十份申請（ERC 2006-052RC、2006-062RC、2006-076RC、2007-001RC、2007-038RC、2007-078RC、2007-101RC、2007-120RC、2007-123RC及2007-135RC）。

於2008年1月18日，ERC發布一項指令，允許母公司就12,679,000,000披索之發電成本收回不足，通過向客戶收取每度0.1662披索合共8,829,000,000披索。該費用自2008年2月起實施，直至悉數收回8,829,000,000披索為止之前仍然生效。

於2008年9月3日，ERC 公佈日期為2008年6月4日有關母公司發電費用收回不足餘額之3,850,000,000披索之裁決。於所述裁決中，ERC令母公司收回1,149,000,000披索之發電費用收回不足，加813,000,000披索之資產持有費。餘額2,701,000,000披索為母公司（於2006年12月至2007年5月期間）自Wholesale Electricity Spot Market (WESM)購買能源超出母公司總需求10%而增加之發電成本未獲允許。母公司認為其自WESM 購買能源實屬謹慎並已獲法律授權。因此，該等成本乃正當及合理可向客戶收回之墊付成本。於2008年9月18日，母公司就不獲補貼27.01億披索一事提交部份覆議動議。ERC尚未就母公司之動議作出決定。

有關已批准收回之10,791,000,000披索，母公司已於2009年及2008年12月31日分別發出9,458,000,000披索及4,312,000,000披索單據。餘額1,333,000,000披索將於2010年發出並列入「應收賬款及其他應收款項－未計入」金額（見附註15）。

有關1,295,000,000披索之系統損耗費用收回不足，ERC亦令母公司於ERC根據AGRA指引之系統損耗費用公式確認輸電費率後單獨就收回系統損耗費用遞交一份申請。

*b.* *發電費率調整機制(GRAM)案件*

於日期為2003年3月有關母公司分類計算費率申請之裁決內，ERC 令母公司中止實施其收費中購買電力調整(PPA)條款。隨後母公司發電費用之變動將由ERC 之GRAM 規定涵蓋。

母公司根據GRAM 規則遞交三份有關自2004年11月起遞延發電成本會計處理之存檔，以及一份最終GRAM存檔以說明2004年11月前所有發電成本。

一個電力消費者團體於SC對ERC批准第二份GRAM存檔提出質疑，理由是母公司及ERC未有遵守EPIRA實施規則及規定(IRR)第4(e)章第3條之規定，要求須於發布第二份GRAM指令前進行公佈、通知及聽證。

然而，GRAM規則既無要求於申請存交ERC前公佈申請，亦無進行正式聽證。

於2006年2月2日，SC 判定嚴格遵守EPIRA IRR 之第4(e)章第3條乃法定並適用於GRAM 。因此，ERC 之第二份GRAM 指令被宣佈無效並駁回。於2006年2月20日，ERC 及母公司分別向SC遞交MR。

於2006年8月16日，所提交MR被SC 最終駁回。因此，母公司已確認有關GRAM之責任為780,000,000披索，並開始退還收取時計得知每千瓦小時0.1327披索。

於2009年及2008年12月31日，母公司已退還746,000,000披索、於該等日期之餘額34,000,000披索已列入綜合及母公司財務狀況表內之「應付貿易賬款及其他應付款項」(見附註25)。

GRAM涵蓋之該期間發電成本全部確認已自客戶處收回。母公司將就收回根據第二份GRAM已退還之全部發電成本加任何其根據日期為2006年8月16日之SC決議案仍將向其客戶退還之額外金額及相關資產持有費向ERC遞交申請。

*c.* *收回輸電成本之申請*

於2005年9月，ERC頒佈輸電費率調整機制(TRAM)規定。

於2009年10月12日，ERC授權母公司就輸電收回不足向其客戶收取5,348,000,000披索，包括1,026,000,000披索資產持有費之裁決。批准並未包括若干駁回費用，因ERC 表示母公司未能完全證明。母公司隨後於2009年10月30日遞交一份部份覆議動議，並提呈證據對ERC 所駁回之金額提供進一步解釋及證明。

此外，於2009年10月12日，ERC 就母公司將2007年8月至2009年4月期間4,528,000,000披索之輸電成本超額收回與索償收回不足抵消之一份單獨申請發布一項指令。ERC暫時批准該抵消建議並令母公司退還4,917,000,000披索之超額收回及257,000,000披索之資產持有費。於抵消5,348,000,000披索之ERC 已批准收取款項後，應向客戶收取款項淨額為174,000,000披索。母公司已遞交一份有關其在不違背2009年10月30日部份覆議動議及就該抵消優點所進行之聽證之結果前提下實施該指令意向之聲明書。

母公司已自2009年11月起之賬單中實施輸電收回不足案例之裁決及抵消申請之指令。

前述ERC就抵銷安排之裁定由母公司執行，於2009年11月起開始發出單據。

此後，於2009年12月29日，母公司獲一項日期為2009年12月14日之指令，授予其部份覆議動議連同日期為2009年12月14日裁決之修訂。ERC對其較早裁決進行覆議並確認Meralco於經修訂金額6,925,000,000披索(包括5,418,000,000披索之輸電成本及1,507,000,000披索之資產持有費)中自2003年6月至2007年7月期間輸電費用中之全部收回不足金額。該款項將自2010年1月起收取直至悉數收回為止。

*d.　收回其他墊付成本墊款之申請*

i.　類別間交叉補貼

於2007年11月14日，母公司就收回1,054,000,000披索之實施類別間交叉補貼制度而產生之收回不足及相應資產持有費遞交一份申請。

於2009年11月27日，母公司獲ERC發出日期為2009年11月16日之裁決，經修改後批准該申請。ERC 授權母公司收取自2003年6月至2006年10月期間之全部類別間交叉補貼收回不足1,049,000,000披索，相當於每度0.0103披索，直至所述金額悉數收回日期為止。

於2009年12月，母公司遞交一項部份覆議動議請求允許將交叉補貼費用收回不足列作「補貼」項下之項目而並非一般費用項下之個別項目。於2010年2月22日，所述提議仍待ERC裁定。同時，有關交叉級別補貼之賬單於客戶月結單另列項目。

ii.　扶貧費率補貼

於2008年2月19日，母公司向ERC 就收取因實施扶貧費率補貼制度而產生收回不足連同相應資產持有費864,000,000披索遞交一項申請。有關該申請之聽證已於2008年5月6日完成。

於2009年11月27日，母公司獲一份日期為2009年11月16日之裁決，經修改後批准該申請。ERC 授權母公司收回自2003年6月至2007年12月期間之全部扶貧費率補貼收回不足856,000,000披索，相當於每度0.0068披索，直至所述金額悉數收回日期為止。

類別間交叉補貼及扶貧費率補貼之裁決已自2009年12月起之賬單周期實施。於2009年12月31日，類別間交叉補貼及扶貧費率補貼之全部已收回金額分別為25,000,000披索及16,000,000披索。類別間交叉補貼餘額1,024,000,000披索及扶貧費率補貼餘額840,000,000披索估計將於未來四十一個月及五十一個月收回。該餘額－即期部份及非即期部份分別於綜合及母公司財務狀況表內之「應收賬款及其他應收款項」及「其他非流動資產」金額項下呈列。

*e.* *規管配電公用事業公司自動成本調整及調整機制及相應確認過程之規定*

於2009年8月12日，ERC 發布其2009年第16號決議案，採納「規管配電公用事業公司自動成本調整機制及相應確認過程之規定」(Rules Governing the Automatic Cost Adjustment and True-up Mechanisms and Corresponding Confirmation Process for DUs)。該等規定規管墊付成本之收回，包括下列賬單項目之超額或收回不足：發電費用、輸電費用、系統損耗費用、扶貧費率補貼、當地特許權及營業稅。

該規則就上述費用使ERC各確認及驗證過程同步進行。於此判決中，ERC要求母公司所屬位於Luzon之DU將遞交彼等綜合申請以解決自彼等開始按類別計費至2008年12月，不遲於2009年10月30日期間累計之不足/超額收回。隨後申請將每三年遞交一次。透過其日期為2009年10月12日之2009年第23號決議案，ERC 通知所有Luzon DU遞交彼等各自綜合申請之最後日期已無限期推延。ERC 尚未制訂遞交綜合申請之新最後日期。

同時，於2009年10月8日，母公司向ERC 遞交一項申請，尋求對ERC的2009年第23號決議案作出修訂，請求對確認DU系統損耗費用所採用之公式進行修改，由每月一次改為每年一次，已更公平反映DU之實際系統損壞情況。至今，ERC測算系統損耗費用仍每年進行一次。該申請目前仍待ERC 裁決。

**III. 其他**

*a.* *貿易工業部貿易公平及消費者權益局(BTRCP-DTI)申請*

於2008年5月19日，BTRCP-DTI 遞交一份申請予ERC要求：

i. 僅於Meralco地區擴大覆蓋範圍或增加扶貧費率折扣。此外，BTRCP-DTI 表示母公司應承擔該扶貧折扣；

ii. 令母公司於非繁忙時段購買更多來自WESM之電力；

iii. 令母公司於分配輸電費用中擴大對貧困家庭及電力密集型行業之優惠待遇；

iv. 令母公司停止向客戶收取系統損耗且客戶有權獲得退款；及

v. 令母公司按與Visayan Electric Company 、CEPALCO 或Davao Light and Power Company相等或更低之配電費率收費。

進行公眾聽證後，ERC 於2008年12月10日發布其裁決，拒絕BTRCP-DTI所提出之所有一系列提議，除將對該等每月使用不超過20度客戶之扶貧費率折扣由50%增至100%(「僅須支付每月5披索之讀錶費用」)。扶貧費率補貼制度之修改對母公司收益並無影響，於2009年2月起生效。

一干預方就該裁決遞交一份MR，ERC其後拒絕覆議動議。因此，干預方向SC 遞交一份強制令請求ERC 及母公司停止向客戶收取系統損耗及行政或公司使用成本。於其日期為2009年4月15日之決議案內，SC因其錯誤解決方法及違反法庭等級制度駁回上述申請。

於2009年5月21日，申請人向CA 遞交一份強制令，陳詞僅為重覆其向SC所作申請。

於2009年9月4日，母公司獲CA 日期為2009年9月1日之決議案，令被告ERC 及母公司於通知起十日內遞交彼等之意見。於2月22日，母公司及ERC 已遞交有關該訴訟之意見。此事有待SEC最後裁決。

*b.* *SC就每度0.167披索退款之裁決*

於SC 最終判決令母公司向受影響客戶退還1994年2月至2003年4月30日期間之每度0.167披索之後，ERC 批准按四次支付退款。退款仍在進行中(見附註23)。

**3. 編制基準及遵例聲明**

隨附財務資料(包括綜合財務報表、母公司財務狀況表及母公司權益變動表)乃按歷史成本法編制，除衍生金融工具、可供銷售金融資產及投資物業按公允價值計值編制。衍生金融工具列入綜合及母公司財務狀況表賬目中「其他流動資產」、「其他非流動資產」、「應付貿易賬款及其他應付款項」及「其他非流動負債」內。可供銷售金融資產乃計入綜合及母公司財務狀況表賬目中「其他非流動資產」內。

除另有指明外，財務資料乃以該公司之功能及呈列貨幣菲律賓披索呈列，並將所有金額調整至最接近百萬披索。

**遵例聲明**

母公司及附屬公司(統稱為「該公司」)之財務資料已符合國際會計準則委員會頒佈之國際財務報告準則及香港公司條例之披露要求編制。參考國際財務報告準則包括採納國際會計準則、國際財務報告詮釋委員會之詮釋及標準詮釋委員會之詮釋。

**首次採納及過渡至國際財務報告準則**

此乃該公司根據國際財務報告準則編製之首份財務資料。此國際財務報告準則之財務資料乃編製以收錄於第一太平有限公司(第一太平)就建議／可能進行交易刊發之通函，內容包括：(1)建議由Beacon Electric Asset Holdings, Inc. (Beacon Electric)向Pilipino Telephone Corporation (Piltel)收購Meralco股份及由Piltel認購Beacon Electric之新股份；及(2)可能由Beacon Electric通過行使認購期權收購74,700,000股Meralco股份。該公司作為菲律賓實體，乃按照菲律賓財務報告準則(PFRS)編製其主要及法定財務報表。

該公司已採納國際財務報告準則第1號「首次採納國際財務報告準則」編制該等財務資料，過渡日期為2007年1月1日。該公司根據適用於自2009年1月1日或之後開始年度期間之國際財務報告準則編制財務資料。該公司就呈列所有年度均採納下文所列載之會計政策。採納國際會計報表準則對該公司已報告綜合財務狀況、財務績效及現金流量造成之影響已於隨後討論中提供。

編製國際財務報告準則致使相比菲律賓財務報告準則所採納之會計政策產生若干變動。2008年及2007年財務資料之比較數字已重列以反映根據國際會計準則第8號「會計政策、會計估計變更及差異」之會計政策之變動。國際財務報告準則第1號給予首次採納者若干豁免，無須遵守須追溯採納適用於自2009年12月31日生效之國際財務報告準則之一般規定。於編制首次國際財務報告準則財務資料，該公司已採納下列豁免：(a) 國際財務報告準則第2號，「以股份為基準付款」，尚未適用於於2002年11月7日或之後授予之權益工具；(b) 國際財務報告準則第3號，「業務合併」，尚未適用於過渡日期前發生之收購附屬公司或聯營公司及合營公司之權益；及(c)該公司就有關母公司之發電設施及其他設備選擇根據菲律賓財務報告準則採納已有被視作成本。

下表(對銷表)載列(i) 於2007年1月1日、2007年12月31日及2008年12月31日綜合權益，與(ii) 截至2008年及2007年12月31日止年度之綜合全面收益，國際財務報告準則已呈報之菲律賓財務報告準則財務報表之對銷。根據國際財務報告準則及菲律賓財務報告準則編制之截至2008年及2007年12月31日止年度之綜合現金流量表之間並無差異。

於2007年1月1日、2007年12月31日及2008年12月31日根據菲律賓財務報告準則及國際財務報告準則計算之綜合權益之間對銷：

| | 附註 | 2007年<br>1月1日 | 2007年<br>12月31日 | 2008年<br>12月31日 |
|---|---|---|---|---|
| | | | *(以百萬披索列示)* | |
| 根據菲律賓財務報告準則計算之綜合權益 | | 51,422 | 55,005 | 56,839 |
| 對銷調整： | | | | |
| 母公司權益持有人應佔權益： | | | | |
| 採納國際財務報告詮釋委員會詮釋第15號「房地產建築協議」 | A | (348) | (677) | (422) |
| 界定福利退休金及其他離職後福利 | B | (7,503) | (1,609) | (667) |
| 投資物業 | C | 500 | 959 | 1,080 |
| 收購少數股東權益 | D | 328 | 328 | 328 |
| | | (7,023) | (999) | 319 |
| 少數股東權益 | A、B及C | (129) | 5 | 382 |
| | | (7,152) | (994) | 701 |
| 根據國際財務報告準則計算之綜合權益 | | 44,270 | 54,011 | 57,540 |

於截至2008年及2007年12月31日止年度根據菲律賓財務報告準則計算之綜合溢利淨值及根據國際財務報告準則計算之綜合全面溢利之對銷：

| | 附註 | 2007年 | 2008年 |
|---|---|---|---|
| | | (以百萬披索列示) | |
| 根據菲律賓財務報告準則計算之本年度綜合溢利淨額 | | 4,036 | 3,133 |
| 對銷調整： | | | |
| 母公司權益持有人應佔溢利淨額： | | | |
| 採納國際財務報告詮釋委員會詮釋第15號 | A | (329) | 255 |
| 界定福利退休金及其他離職後福利 | B | 5,894 | 942 |
| 投資物業 | C | 238 | 103 |
| | | 5,803 | 1,300 |
| 少數股東權益 | | (79) | 361 |
| | | 5,724 | 1,661 |
| 轉列為其他全面溢利： | | | |
| 可供銷售投資之未變現公允價值收益/(虧損) | | 28 | (23) |
| 轉至投資物業之發電設施及其他設備之重估 | | 668 | 49 |
| 分佔一間附屬公司及一間聯營公司之累計匯兑調整 | | (463) | 696 |
| 有關其他全面溢利之稅項 | | (237) | (13) |
| | | (4) | 709 |
| 根據國際財務報告準則計算之本年度綜合溢利 | | 9,756 | 5,503 |

過渡至國際財務報告準則所造成影響之解釋如下：

A. 採納國際財務報告詮釋委員會詮釋第15號

根據菲律賓財務報告準則，該詮釋將自2012年1月1日起對該公司生效。菲律賓財務報告準則委員會決定要求於2012年之菲律賓財務報告強制性採納該詮釋為從事房地產業務之實體準備採納該詮釋提供時間。

根據國際財務報告準則，該詮釋將自2009年1月1日起生效。該詮釋包含直接或透過承包商進行房地產建設之實體收益及有關開支之會計處理。該詮釋規定房地產建設之收益僅於竣工後方可確認，惟倘該合約乃作為建設合約根據國際會計第11號「建設合約」處理或涉及提供收益乃根據竣工階段確認之服務除外。涉及提供服務及建築材料及所有權之風險及回報已按持續基準轉移至買方之合約按竣工階段處理。根據菲律賓財務報告準則，出售土地及多層大廈單位所得收益乃根據竣工百分比確認，然而根據國際財務報告準則，收益乃於所有權之重大風險及回報已轉移之買方，通常於竣工後確認。

因採納國際財務報告詮釋委員會詮釋第15號，已對2007年及2008年財務資料作出下列調整。其調整涉及：(a)已根據竣工百分比確認之出售房地產收益及相關成本撥回，及(b) 於多層大廈單位竣工後確認該等收益及相關成本。此外，根據菲律賓財務報告準則入賬之出售成本乃於國際財務報告準則項下產生，故乃計入綜合收益表。

| | 以百萬披索列示 |
|---|---|
| 於2007年1月1日： | |
| 遞延稅項資產增加淨值 | 412 |
| 流動資產增加淨值 | 1,361 |
| 非流動負債增加淨值 | 2,456 |
| 少數股東權益減少淨值 | 335 |
| 年初保留溢利減少淨值 | 348 |

| | 以百萬披索列示 |
|---|---|
| 於2007年12月31日及截至該日止年度： | |
| 遞延稅項資產增加淨值 | 789 |
| 流動資產增加淨值 | 1,152 |
| 非流動負債增加淨值 | 3,268 |
| 少數股東權益減少淨值 | 650 |
| 出售房地產之收益減少淨值 | 2,062 |
| 已出售房地產成本減少淨值 | 1,761 |
| 經營及維護開支增加淨值 | 146 |
| 利息收入減少淨值 | 574 |
| 稅項開支減少淨值 | 377 |
| 少數股東權益應佔除稅後溢利減少 | 315 |
| 母公司權益持有人應佔除稅後溢利減少 | 329 |

| | 以百萬披索列示 |
|---|---|
| 於2008年12月31日及截至該日止年度： | |
| 遞延稅項資產增加淨值 | 371 |
| 流動資產增加淨值 | 995 |
| 非流動負債增加淨值 | 3,770 |
| 流動負債減少淨值 | 1,578 |
| 少數股東權益減少淨值 | 404 |
| 出售房地產之收益增加淨值 | 3,919 |
| 已出售房地產成本增加淨值 | 2,674 |
| 經營及維護開支減少淨值 | 56 |
| 利息收入減少淨值 | 382 |
| 稅項開支增加淨值 | 418 |
| 少數股東權益應佔除稅後溢利增加 | 246 |
| 母公司權益持有人應佔除稅後溢利增加 | 255 |

B. 界定福利退休金及其他退休後之福利

該公司於其菲律賓財務報告準則財務報表內選擇於過往報告年度之累計未確認精算收益及虧損超出界定福利退休金及於該日計劃資產公允價值之較高者10%時將精算收益及虧損確認為收入或開支之政策。該等收益或虧損乃按參與該等計劃之僱員平均餘下工作年期確認。於該公司之國際財務報告準則財務報表內，該公司選擇將精算收益及虧損於彼等產生之時直接於綜合收益表內確認之政策。

該變動已增加該公司於截至2008年及2007年12月31日止年度之母公司權益持有人應佔綜合收入淨值分別942,000,000披索及5,894,000,000披索，增加少數股東權益4,000,000披索及7,000,000披索，並減少該公司於2007年1月1日、2007年12月31日及2008年12月31日之綜合權益分別7,511,000,000披索、1,610,000,000披索及664,000,000披索。於2007年12月31日，該變動已增加退休金負債1,640,000,000披索、其他非流動負債811,000,000披索及遞延稅項資產852,000,000披索，並減少於聯營公司之投資11,000,000披索。於2008年12月31日，該變動已增加退休金負債436,000,000披索、退休金資產11,000,000披索、其他非流動負債487,000,000披索及遞延稅項資產271,000,000披索並減少於聯營公司之投資11,000,000披索。

C. 投資物業

該公司於其菲律賓財務報告準則財務報表內選擇與處理發電設施及其他設備所採納類似按成本處理投資物業之政策。於該公司國際財務報告準則財務報表內，該公司選擇按公允價值呈列並處理投資物業而公允價值變動於綜合收益表內確認。對銷調整乃有關於公平市場價值調整及過往已確認折舊開支撥回。

該變動已增加該公司截至2008年及2007年12月31日止年度之母公司權益持有人應佔綜合收入淨值分別103,000,000披索及238,000,000披索，增加少數股東權益111,000,000披索及229,000,000披索，並增加該公司於2007年1月1日、2007年12月31日及2008年12月31日之綜合權益分別714,000,000披索、1,615,000,000披索及1,863,000,000披索。於2007年12月31日，該變動已增加投資物業2,229,000,000披索及遞延税項負債614,000,000披索。於2008年12月31日，該變動已增加投資物業2,458,000,000披索及遞延税項負債595,000,000披索。

D. 收購少數股東權益

該公司於其菲律賓財務報告準則財務報表內選擇對收購少數股東權益使用實體概念法入賬，代價公允價值與分佔所收購資產淨值帳面值之間差額確認為扣除權益並於綜合財務狀況表權益部份內呈列為「收購成本超出所收購少數股東權益賬面值之部份」。於該公司國際財務報告準則財務報表內，該公司選擇對收購少數股東權益使用母公司實體延伸法入賬，代價與分佔所收購資產淨值現有帳面值之間差額確認為「商譽」並計入其他非流動資產賬目。對銷調整乃有關於將「收購成本超出所收購少數股東權益賬面值之部份」重新分類至「商譽」賬。

該變動已增加該公司於2007年1月1日、2007年12月31日及2008年12月31日之綜合權益及綜合其他非流動資產328,000,000披索。

**綜合基準**

綜合財務報表包括母公司及其附屬公司於各年度12月31日之財務報表，惟不包括MIESCOR及附屬公司，彼等財務報告以9月30日為結算日期。已就於MIESCOR財務報表日期與該綜合財務報表日期之間發生之重大交易或事項之影響作出調整及披露。類似交易或其他類似情況之事項之綜合財務報表乃採用一貫之會計政策編制。

所有已於綜合財務報表內確認之集團之間結餘、交易、及集團內交易產生之收入及開支及溢利及虧損已全數對銷。

附屬公司已自收購日期(及母公司取得控制權當日)起全面綜合入賬，並一致綜合入賬直至控制權終止為止。

少數股東權益指並非由該公司持有之溢利或虧損及資產淨值部份，並於綜合收益表及綜合財務狀況表之權益內單獨呈列，與母公司權益持有人應佔權益分開。收購少數股東權益乃使用母公司實體延伸法入賬，代價與分佔所收購資產淨值現有帳面值之間差額確認為「商譽」。向少數股東權益出售而導致溢利及虧損並於綜合收益表內確認。

綜合財務報表包括母公司及下列直接擁有附屬公司於12月31日之財務報表：

| | 註冊成立國家 | 主要業務 | 所有權百分比 2009年 | 2008年 | 2007年 |
|---|---|---|---|---|---|
| Corporate Information Solutions, Inc.及附屬公司 | 菲律賓 | 電子交易 | 100 | 100 | 100 |
| Meralco Energy, Inc. | 菲律賓 | 能源系統管理 | 100 | 100 | 100 |
| eMeralco Ventures, Inc. | 菲律賓 | 電子商務發展 | 100 | 100 | 100 |
| Asian Center for Energy Management* | 菲律賓 | 研發 | 100 | 100 | 100 |
| Financial Services Corporation | 菲律賓 | 金融服務供應商 | 100 | 100 | 100 |
| Republic Surety and Insurance Co. (RSIC) | 菲律賓 | 保險 | 100 | 100 | 100 |
| Lighthouse Overseas Insurance Company, Limited (LOIL)** | 百慕達 | 保險 | 100 | 100 | - |
| MIESCOR及附屬公司 | 菲律賓 | 工程、建築及諮詢服務 | 99 | 97 | 97 |
| Clark Electric Distribution Corporation (CEDC)** | 菲律賓 | 電力分銷 | 65 | 65 | - |
| Rockwell Land Corporation (Rockwell) | 菲律賓 | 房地產 | 51 | 51 | 51 |

*** 將被解散*

*** 於2008年被收購(見附註8)。*

## 4. 尚未生效之準則、詮釋及修訂本

本公司將於生效時採納下列準則、修訂本及詮釋。除另有所指外，本公司並不預期採納該等新訂及經修訂國際財務報告準則及詮釋對財務資料造成任何重大影響。

**新準則及詮釋**

- 國際財務報告詮釋第17號「分配非現金資產予擁有人」

  詮釋於2009年7月1日或以後開始之年度期間生效。本詮釋針對如何就給予擁有人之非現金分派列賬提出指引。詮釋闡明確認負債之時機、如何就負債及相關資產計量，以及就資產及負債進行刪除確認之時機。

- 國際財務報告詮釋委員會第19號「抵銷財務負債與股本工具」

  詮釋於2010年7月1日或以後開始之年度期間生效。倘應用本詮釋導致會計政策出現變動，則追溯至自所呈列之最早比較期間之初始應用。

  國際財務報告詮釋委員會第19號闡明向債權人發行股本工具以抵銷財務負債，按照國際會計準則第39號第41段，有關股本工具為「已付代價」。因此，在終止確認財務負債時，而所發行之股本工具則被視作就抵銷財務負債所支付之代價。本詮釋列明，以進行股份掉期之債務中已發行股本工具須按已發行股本工具之公允價值(倘能可靠釐定)計量。倘股本工具之公允價值未能可靠地釐定，股本工具應參照已抵銷財務負債於抵銷日期之公允價值計量。

  已抵銷財務負債之賬面值與已發行股本工具之公允價值之間之任何差異乃即時於收益表進行確認。所導致之損益乃分別於全面收益表或獨立收益表(如呈列)或附註內披露。

相同原理亦適用於財務負責之部份抵銷。於該等情況下，發行人須釐定部份已付代價是否與改變尚未償還負債之該部分有關。若然如此，發行人將於已抵銷財務負債之部分與尚未償還負債之部分之間分配已付代價。

本詮釋亦規定，須應用國際會計準則第39號第40段所載之方法，對尚未償還負債之條款進行評估，以釐定該等負債是否與原有負債存在重大差異。分配至尚未償還負債之任何代價將形成評估之一部分。倘保留負債之條款差異重大，根據國際會計準則第39號，有關交易之實體賬目將作為全部原有財務負債之抵銷、就新負債(按公允價值)及發行股本工具所進行之確認，並連同任何所導致之損益於綜合收益表內入賬。

- 國際財務報告準則第9號「金融工具(第一階段)」

國際財務報告準則第9號乃新訂會計準則，並將最終取代國際會計準則第39號。為了促進取代國際會計準則第39號，國際會計準則委員會將項目分階段進行。第一階段主要集中於金融資產之分類及計量。國際會計準則委員會正進行其他階段，包括：金融工具之減值、對沖會計、財務負債及刪除確認。旨在於2010年底全面取代國際會計準則第39號。當各階段完成時，載有新規定之章節將納入國際財務報告準則第9號內，而相關部份從國際會計準則第39號刪除。

國際財務報告準則第9號(第一階段)適用於國際會計準則第39號範圍內之全部金融資產。於初步確認時，全部金融資產(包括含金融資產之混成合約)按公允價值計量。

進行初步確認後，金融資產按攤銷成本或公允價值以：(a)實體用以管理金融資產之業務模式；及(b) 金融資產之已訂約現金流量特色之基準分類為債務工具。倘(a)於業務模式中所持有資產乃旨在持有資產以獲取已訂約現金流量；及(b) 金融資產之訂約條款於特定日期產生僅為本金額及尚未支付本金額之利息款項之現金流量，債務工具可其後按攤銷成本計量。全部其他債務工具其後按公允價值計量。

分類為股本投資之全部金融資產乃按公允價值透過其他全面收益表或綜合收益表計量。此乃實體就工具所作出之無可避免選擇，除非股本投資乃持作買賣，於此情況下，須按公允價值透過損益計量。

國際財務報告準則第9號之強制生效日期為2013年1月1日，而第一階段獲批准於截至2009年12月31日止之報告期間或以後提早採納。國際財務報告準則第9號須追溯應用，而比較數字亦須重列。

**準則及詮釋之修訂本**

- 國際會計準則第39號之修訂本「金融工具：確認及計量－合資格對沖項目」

國際會計準則第39號之修訂本於2009年7月1日或以後開始之年度期間生效。其闡明實體可獲准指定金融工具之部分公允價值變動或現金流量變化為對沖項目。亦包括指定通脹在特定情況下為全部或部分對沖風險。

- 國際財務報告準則第3號「業務合併(經修訂)」及國際會計準則第27號「綜合及獨立財務報表(經修訂)」

  經修訂準則於2009年7月1日或以後開始之年度期間生效。國際財務報告準則第3號(經修訂)於發生當日後在業務合併方面作出多項重要變動。變動影響非控股權益之估值、交易成本之會計方式、或然代價及分多個階段達成之業務合併之初次確認及其後之計算。該等變動將影響予以確認之商譽金額、發生收購之期間之申報業績及未來期間之申報業績。國際會計準則第27號(經修訂)要求附屬公司之擁有權權益變更(並無喪失控制權)被視為與作為擁有人身分之擁有人之交易。因此，有關交易將不再產生商譽或帶來損益。再者，該修訂後之準則改變了對附屬公司所產生虧損和對附屬公司控制權的喪失之會計核算辦法。國際財務報告準則第3 號(經修訂)及國際會計準則第27 號(經修訂)所作之改變將影響未來收購活動或對附屬公司控制權的喪失及與非控股股東權益之交易。國際財務報告準則第3號(經修訂)即將適用，而國際會計準則第27號(經修訂)將追溯應用(惟若干狀況例外)。本公司將於二零一零年應用此經修訂準則，且將影響未來收購活動及與非控股股東權益之交易。

- 國際財務報告準則第2號之修訂本「以股份為基礎之付款－集團以現金結算以股份為基礎之付款交易」

  國際財務報告準則第2號之修訂本於2010年1月1日或以後開始之年度期間生效。其闡明集團以現金結算以股份為基礎之付款交易之範圍及列賬方法。

- 國際會計準則第32號之修訂本「金融工具：呈列－以外幣列值之供股之分類」

  修訂本於2010年2月1日或以後開始之年度期間生效，並須追溯應用。

  修訂本更改國際會計準則第32號對財務負債所定之定義，以將供股及若干期權或認股權證(統稱為權利)分類為股本工具。此定義於假若權利按比例授予現時於實體之非衍生股本工具中所有同一類別擁有人，以收購實體本身固定數目之股本工具換取以任何貨幣計值之固定金額時適用。

  透過更改負債之定義，該等權利不再被視為衍生工具。彼等之公允價值調整不再影響綜合收益表。

- 國際會計準則第24號之修訂本「關連人士披露」

  修訂本於2011年1月1日或以後開始之年度期間生效，並須追溯應用。準則經修訂，以編製人所產生之成本及使用者因此資料包含於綜合財務報表內所得利益之基準，簡化關連人士關係之識別及就關連人士之間所進行交易之披露程度重新取得平衡。

- 國際財務報告詮釋第14號之修訂本「最低資金規定之預付款項」

  經修訂之國際財務報告詮釋第14號於2011年1月1日或以後開始之年度期間生效。國際會計準則委員會將該等修訂之過渡條文與原有國際財務報告詮釋第14號合併。亦即實體須就此修訂所導致之調整，追溯至實體應用原有詮釋之首份綜合財務報表所呈列之最早比較期間之初始起進行評估。

  修訂本乃因消除實體須遵守最低資金規定而導致之意外後果，以及因遵守該等規定而提早作出付款。

倘退休金資產未能獲得退款，其賬面值因未來供款減少而限制於可收回金額。當實體於日後提供服務時受最低資金規定所限，可收回金額目前被定義為下列各項之現值：

(a) 日後的現時服務成本(扣除僱員供款)，減

(b) 有關日後服務最低資金規定部份(與有關過往服務之最低資金規定部份有別)。

倘(b)超出(a)，概無資產將予確認。與國際會計準則第19號服務成本之計量比較，於若干司法權區，最低資金規定以更審慎基準制定，而一直以來亦未有就資產進行確認。

修訂本規定實體須將提前付款之裨益視作退休金資產。因此，計劃之其他盈餘(如有)亦須進行相同分析，猶如並未曾作出預付款項。

**國際財務報告準則之改善**

於2009年頒佈有關國際財務報告準則之多項修訂本乃主要旨在消除歧異及闡明字眼而頒佈。除另有列明外，該等修訂本於2010年1月1日或之後開始之年度期間生效。本公司並無採納下列修訂本，且預計該等變動不會對財務資料造成重大影響。

- 國際財務報告準則第2號「以股份為基礎之付款」闡明，有關以合營方式形成之業務及受共同控制之合併之出資雖然並非包括在國際財務報告準則第3號「業務合併(經修訂)」之範圍內，但亦非在國際財務報告準則第2號之範圍內。修訂本於2009年7月1日或以後開始之年度期間生效。

- 國際財務報告準則第5號「持作銷售之非流動資產及已終止經營業務」闡明，所要求作出有關非流動資產及分類作持作銷售之出售組別或已終止經營業務之披露僅為國際財務報告準則第5號所載之披露。其他國際財務報告準則之披露規定僅於特別要求就非流動資產或已終止經營業務作出披露時適用。

- 國際財務報告準則第8號「經營分類」闡明，分類資產及負債僅於資產及負債計入主要營運決策人所採用之措施時須予呈報。

- 國際會計準則第1號「財務報表之呈列」闡明，負債分類不會因發行股本工具作為一種支付選擇而造成影響。

- 國際會計準則第7號「現金流量表」清晰列明，支出導致確認資產之方可分類作來自投資活動之現金流量。

- 國際會計準則第17號「租賃」刪除了有關將土地分類作租賃之特定指引。作出修訂前，土地租賃被分類為經營租賃。修訂本現時規定，根據國際會計準則第17號之一般原則，土地租賃乃分類作「融資」或「經營」。修訂本將予追溯應用。

- 國際會計準則第36號「資產減值」闡明，分配於業務合併中收購之商譽之許可最大許可單位乃國際財務報告準則第8號所定義之經營分類(於合併作財務呈報用途前)。

- 國際會計準則第38號「無形資產」闡明，倘於業務合併中收購之無形資產僅可與另一無形資產作出識別，收購人可確認該組無形資產為單一資產，惟個別資產須擁有相若可使用年期。本準則亦闡明，用以釐定於業務合併中收購而並無活躍交投市場之無形資產之公允價值所呈列之估值方法僅為例子，且並無限制可使用之方法。

- 國際會計準則第39號「金融工具：確認及計量」闡明下列事項：
  - 當預付款選擇權之行使價可償付借款人高達主合約餘下年期之損失利益之概約現值時，則預付款選擇權乃被認為與主合約密切相關。
  - 收購人與賣方在日後於業務合併中所訂立合約(以購買或出售被收購者)之範圍豁免僅適用於具約束性遠期合同，而非訂約方仍將採取進一步行動之衍生合約。
  - 因其後導致須就金融工具進行確認之預測交易之現金流量對沖而產生之損益，或因已確認金融工具之現金流量對沖而產生之損益，應在對沖預計現金流量影響損益之期間內重新分類。
- 國際財務報告詮釋委員會第9號「重估嵌入式衍生工具」闡明，本詮釋並不適用於收購當日可能進行之重估、在業務合併、受共同控制之實體或業務合併或成立合營企業中所收購合約之嵌入式衍生工具。
- 國際財務報告詮釋委員會第16號「對沖於海外業務之投資淨額」列明，於對沖於海外業務之投資淨額時，合資格對沖工具可由集團內之任何實體或多個實體(包括海外業務本身)持有，惟須符合國際會計準則第39號項下有關對沖投資淨額之指定、文件及效力規定。

**5. 主要會計政策概要**

編製該公司之財務資料時採納之主要會計政策如下：

**發電設施及其他設備**

發電設施及其他設備(土地除外)乃按成本(不包括日常保養成本)減累計折舊及任何減值虧損列值。若符合確認準則，有關成本包括替換上述發電設施及其他設備部件之成本(於產生該項成本時)。若符合確認準則，每次大檢之成本乃於發電設施及其他設備之賬面值中確認為一項替換。其他修理及維修成本則於產生時在收益表內確認。若符合有關撥備之確認準則，用後資產於退役時之預期成本之現值乃列入各資產之成本當中。

土地按成本減任何減值列值。

母公司於2007年1月1日之發電設施及其他設備乃按視為成本列值。母公司選擇使用按國際財務報告準則設立之視為成本(見附註18b)。

該公司發電設施及其他設備之折舊乃於下列估計可使用年期內以直線法計算(惟若干輔助輸電及配電資產則以直接功能組別法計算)：

| **資產類型：** | **估計使用年限** |
|---|---|
| 輔助輸送及配電 | 10-50年，視所涉及之主要組件而定 |
| 其他： | |
| 樓宇及裝修 | 15-40年 |
| 通訊設備 | 10年 |
| 辦公家俱、固定家俱及其他設備 | 5年 |
| 運輸設備 | 5–10年 |
| 其他 | 5–20年 |

發電設施及其他設備項目於出售後或預期出售之物業不會產生未來經濟利益時不再確認。不再確認資產後產生之任何損益(按該資產之出售所得款項淨額及賬面值間之差額計算)於該資產不再確認之年度計入收益表。

有關資產之餘值、可使用年限及折舊方法將於各報告日期予以檢討並在適當之情況下作出調整。

**在建工程**

輔助輸電及配電變電站之在建工程乃按成本列值，成本包括施工、廠房及設備成本、借貸成本及其他直接成本。在建工程於有關資產完工及可投入使用時開始計提折舊。

**借貸成本**

凡直接與購置、興建或生產之合資格資產(該資產必須經過頗長時間籌備以作預定用途或銷售)有關之借款成本，均資本化為各資產之部份成本。所有其他借貸成本於其產生期間支銷。借款成本包括實體就借用資金所產生之利息及其他成本。借貸成本於準備資產之活動開始並產生支出及借貸成本時開始資本化，並於該等資產可作擬定用途時終止。

**投資物業**

投資物業最初以包含交易成本之初始值列賬。其賬面值包括替換部分現存投資物業之成本，這些成本滿足確認條件，同時剔除了投資物業之日常服務成本。初次確認後，投資物業乃按公允價值列值，其公允價值乃反映報告日期終結時之市場狀況，並以獨立評值機構所進行之最新估值為基準釐定。投資物業之公允價值變化引致之收益或虧損，於其產生當年在收益表確認。

投資物業於被處置或於該投資物業被永久停用而預期無法通過處置時獲得未來收益時終止確認。因投資物業被處置或永久停用而產生之任何損益乃於該年度之收益表中確認。

僅於用途更改時，方會轉撥至或轉撥自投資物業。若自投資物業轉撥至自用物業，其後會計處理之視為成本乃更改用途當日之公允價值。若物業用途由自用物業改為投資物業，則該物業乃以公允價值重新計量，並重列為投資物業。任何因重新計量而產生之盈餘於收益表中確認，惟盈餘乃以撥回過往就該指定物業之減值虧損為限，任何尚餘盈餘則於其他全面收益中確認，並於權益中以「發電設施及其他設備重估增加」賬呈列。任何虧損於其他全面收益中確認，並於權益中以「發電設施及其他設備重估增加」賬呈列，金額以過往列入與該指定物業有關之「發電設施及其他設備重估增加」賬者為限，任何尚餘虧損則即時於收益表中確認。

興建中供日後用作投資物業之物業乃按公允價值列賬。

**於聯營公司之投資**

該公司於聯營公司之投資乃於綜合財務報表內按權益會計法列賬。聯營公司乃該公司具有重大影響力，惟既非附屬公司亦非合營公司之實體。

按照權益法，於聯營公司之投資乃於綜合財務狀況表內按成本加收購後該公司分佔聯營公司資產淨值之變動，減任何減值後列賬。與聯營公司有關之商譽乃計入投資賬面值當中，不予攤銷。綜合收益表反映該公司分佔聯營公司之經營業績。若更改直接於聯營公司之權益中確認，則該公司確認彼所分佔之任何更改，並於綜合權益變動表內披露(如適用)。該公司於聯營公司之間的交易所產生之損益均予對銷，金額以彼於聯營公司之權益為限。

聯營公司及該公司之報告日期相若，而就類似情況下之同類交易及事項而言，聯營公司之會計政策與該公司所用者一致。

於母公司財務報表中，母公司於附屬公司(母公司所控制實體)及聯營公司(母公司具重大影響力且非附屬公司或合營企業之實體)之投資乃以會計成本法於母公司財務報表入賬。此乃按成本減任何減值於母公司財務狀況表計賬。母公司僅確認屬母公司收取收購日期後所產生來自附屬公司累計溢利之分派之投資收入。所收取超過該溢利之分派視為收回投資並確認為投資成本減項。

**於合營公司之權益**

該公司於合營公司之權益乃於綜合財務報表內按權益會計法列賬。於合營公司之權益乃按成本加收購後該公司分佔合營公司資產淨值之變動，減任何減值後列賬。該公司所分佔合營公司之經營業績乃於綜合收益表中確認。

合營公司指兩名或以上人士進行經濟活動且共同擁有控制權之合約安排，而共同控制實體則指涉及成立個別實體之合營公司且各合營夥伴擁有其中之權益。合營公司按與該公司相同之報告年度並使用一致之會計政策編製其財務報表。如會計政策出現歧異，乃予以調整以使之一致。

當該公司向合營公司出資或出售資產時，交易之任何部分損益按交易之實質內容予以確認。倘該公司向合營公司購買資產，則該公司所佔合營公司因該宗交易而產生之溢利須待彼向獨立人士轉售相關資產時方予確認。

於母公司財務報表中，該公司於合營企業之投資乃以會計成本法入賬。合營企業之權益按成本減任何減值計賬。

**遞延轉嫁燃料成本**

遞延轉嫁燃料成本乃入賬列作預付款並基於所收到賬單款初步記錄。該賬款就高於規定年耗量(按歷史成本計算)之燃料消耗調減並於各報告日期作減值測試。遞延轉嫁燃料減值測試之關鍵因素為First Gas電廠於指定期間內消耗存積燃氣之能力及母公司可兌換其歷史美元之匯率，據此母公司就以所提取存積燃氣之發電向客戶開單收費。

**業務合併及商譽**

業務合併乃按購買會計法入賬，當中涉及按公允價值確認所收購業務之可識別之資產(包括先前未予確認之無形資產)及負債(包括或然負債，但不包括日後之重組)。

業務合併時所產生之商譽初始按成本計量，即業務合併之成本超出該公司於被收購方之可識別之資產、負債及或然負債之公允價值淨額所佔權益之差額。

經初次確認後，商譽按成本值減任何累計減值虧損計量。就減值測試而言，業務合併產生之商譽自收購日期起分配至該公司各現金產生單位(或現金產生單位組別)，不論該公司其他資產或負債是否分配至該等單位或單位組別，預期彼等將從合併之協同效益中受益。商譽所分配至之各單位或單位組別乃指就內部管理而言該公司內監察商譽時之最低級別；亦不大於以按照國際財務報告準則第8號所釐定之首要或次要報告方式為基準之一個分部。

倘若商譽構成現金產生單位之一部分，而單位內之業務營運部分已被處置，則在釐定該業務營運之處置損益時，與已處置業務營運相關之商譽乃計入該業務營運之賬面值。在此情況下之經處置商譽，乃按已處置業務營運所保留現金產生單位部分之相對價值而計量。

附屬公司被售出時，出售價及資產淨值加累計匯兑差額及商譽後之差額於綜合收益表內確認。

**非金融資產之減值**

該公司於各報告日期評估下列非金融資產是否出現減值跡象：

- 發電設施及其他設備
- 在建工程
- 於聯營公司及一間合營公司之投資
- 遞延轉嫁燃料成本

該公司亦為商譽進行年度減值測試。

倘有此跡象(諸如陳舊、損壞、資產之運用方式出現重大變動、經濟表現較預期差、收入下跌或其他外在跡象)，或當須進行資產年度減值測試(就商譽而言)，該公司估計資產之可收回值。資產之可收回值乃選取該資產或現金產生單位之公允價值減出售成本及在用價值兩者中之較高者，並就個別資產釐定，除非該資產產生之現金流入大致不獨立於其他資產或資產組別。倘資產之賬面值超逾其可收回值，則該資產將被認為已予減值，並撇減至可收回值。公允價值減銷售成本乃於按公平基準進行交易出售資產時之應得金額。在評估在用價值時，估計未來現金流量乃按税前貼現率貼現至現值。所用税前貼現率乃反映當前市場對貨幣時值及該資產特定風險之評估。釐定公允價值減出售成本時，乃採用適當估值法。計算結果乃以估值倍數、公開買賣附屬公司之股份報價或其他公允價值指標為依據。

減值虧損於收益表內與經減值資產之效能一致之開支類別中確認，惟若資產過往曾予重估而該重估額於權益內處理則不在此限。在此情況下，減值亦於權益中確認，惟以任何過往重估金額為限。

就資產(不包括商譽而言)，於各報告日期，該公司亦評估是否有任何跡象顯示先前確認之減值虧損可能不再存在或已經減少。如有該等跡象，該公司會估計該資產或現金產生單位之可收回值。若自前次確認減值虧損以來，用以釐定資產可收回值之估計有變動，方會撥回先前確認之減值虧損。倘事實如此，資產之賬面值則增至其可收回值，增加後之金額不得超過假使該資產在過往年度並無確認減值虧損，原應釐定之扣減折舊(若屬發電設施及其他設備及投資物業)後之賬面值。所撥回金額於產生期間之收益表中確認，除非資產以重估金額列值，則撥回乃作為重估增益處理。進行撥回後，折舊於未來期間內調整，以按有系統之基準，將資產之經修訂賬面值減任何餘值分配至其尚餘可使用年期內。

評估特定資產之減值時亦有採用下列準則：

*商譽* 商譽按年覆核減值情況，若有事件或情況變化顯示賬面值可能出現減值，則會更頻密進行覆核。減值於評估商譽之有關現金產生單位之可收回值後釐定。倘若現金產生單位之可收回值低於賬面值，則確認減值損失。已確認之商譽減值損失不可在以後期間撥回。

*聯營公司及合營公司* 採用權益法後，該公司決定是否須要就該公司於聯營公司及合營公司之投資進一步確認減值虧損。該公司於各報告日期決定，是否有客觀證據顯示於聯營公司及合營公司之投資出現減值。投資之整筆賬面值乃進行減值測試，將其可收回值(取在用價值及公允價值減出售成本兩者中之較高者)與其賬面值比較。釐定該投資之在用價值時，該公司估計預期彼所分佔聯營公司及一間合營公司所產生估計未來現金流量(包括聯營公司及合營公司之營運現金流量，以及最終處置該投資之所得款項)之現值；或預期因投資所收取股息及最終處置所產生估計未來現金流量之現值。於一間聯營公司及一間合營公司之投資之可收回值乃就個別聯營公司及合營公司進行評估，除非該聯營公司及合營公司所產生之持續運用現金流入大致不獨立於該實體之其他資產。

**存貨**

原料及消耗品以其成本值及可變現淨值兩者中之較低者列賬。將原料及消耗品運至現址和變成現狀之成本乃按移動平均法釐定。可變現淨值乃該資產現時之置換成本。

Rockwell之待售多層大廈單位乃按其成本值及可變現淨值兩者中之較低者列賬。成本包括土地成本、興建多層大廈單位之費用及興建單位時所產生之借貸成本。可變現淨值按日常業務過程中估計售價減去任何估計完工成本及估計銷售所需之費用釐定。

**土地及開發成本**

Rockwell之經分拆及未經分拆土地乃按其成本值及可變現淨值兩者中之較低者減可能虧損之撥備列賬。開發費用已予資本化，作為土地成本之一部分。借貸成本於開發期間予以資本化。可變現淨值乃日常業務過程中估計售價減任何估計完工成本及估計銷售所需之費用。

**金融工具**

*初次確認* 金融資產及金融負債初始按公允價值確認入賬。初次計量所有金融資產及負債(除按公允價值計入損益之金融工具外)時均會計入交易成本。

該公司成為金融工具合約條文之訂約方時，乃於財務狀況表內確認金融資產及金融負債。若以正常方式購買或出售金融資產，則按可行程度以交易日會計法予以確認或終止確認。

金融工具按合約安排之實質內容分類為負債或權益。若該金融工具有規定合約責任以(a)向另一實體交付現金或其他金融資產；或(b)與另一實體交換金融資產或金融負債，其條件對該公司有潛在不利之處；或(c)達成除交換定額現金或其他金融資產以交換該公司本身之固定數目股份以外之責任，則分類為負債。若該公司並無無條件權利避免交付現金或另一項金融資產以了結其合約責任，則該責任符合金融負債之定義。與金融工具或其金融負債部份有關之利息、股息及盈虧乃以支出或收益列報。向列為權益之金融工具之持有人分派，於扣除任何相關所得税利益後，乃直接於權益中支銷。

*釐定公允價值* 若有關投資在有組織金融市場上交投活躍，其公允價值乃參照報告日期收市時所報之市場買入價釐定。若無現時之買入及賣出價，則以最近期之成交價作為現時公允價值之證據，惟自交易之時以來，經濟狀況不應出現重大變動。

若有關投資其無活躍市場，則其公允價值乃以估值方法釐定。有關估值方法包括使用最近按公平基準進行之市場交易、參照大致相同之另一金融工具之現時市值；貼現現金流量法分析及期權定價模式。

**「首日」損益**

若不活躍市場內之成交價與同一金融工具於其他可觀察現有市場交易或按照變數僅包括可資觀察市場數據之估值法為基準之公允價值不同，該公司於收益表內確認交易價與公允價值之間差額(「首日」損益)，除非此差額合資格確認為其他類別資產。若所用數據不可觀察，則成交價與模式價值之間差額會在有關數據可予觀察或工具終止確認時方會於綜合收益表內確認。確認各項交易「首日」損益額之適當方法由該公司決定。

**金融資產**

金融資產分類為按公允價值計入損益之金融資產、貸款及應收款項、持至到期之投資或可供出售投資，視何者適合而定。該公司於初次確認時決定其金融資產之類別，並在允許及適當情況下於各報告日期重估此指定方式。

該公司並無持至到期之投資。

*按公允價值計入損益之金融資產* 按公允價值計入損益之金融資產包括持作買賣用途之金融資產、衍生金融工具，以及於初次確認時指定為按公允價值計入損益者。

若購買之目的在於短期內出售或購回，則金融資產列為持作買賣。

衍生工具，包括個別內嵌衍生工具，同樣列入此類別，除非被指定為有效對沖工具。

若其風險及特性與主合約之風險及特性並無密切關係，而主合約並非按公允價值列賬，則主合約內嵌之衍生工具乃以個別衍生工具入賬。該等內嵌衍生工具按公允價值計量，公允價值變動所產生之盈虧於綜合收益表內確認（以「利息及金融收益－衍生金融工具按市值計價之盈利（虧損）」賬之一部份顯示）。合約之更改重大修改現金流量時，方會重估內嵌衍生工具。

若符合下列準則，金融資產或會於初次確認時被指定為按公允價值計入損益：(i)此指定消弭或大幅減少按不同基準計量資產或確認盈虧所導致之不一致處理情況；或(ii)資產或負債乃按照一組已備案風險管理策略管理之金融資產、金融負債或兩者之一部分，而彼等之表現乃按公允價值基準評估；或(iii)該項金融工具包括內嵌衍生工具，除非該衍生工具並無重大更改現金流量或顯然（經少量甚至不經分析）不應分開列載。

於2009年、2008年及2007年12月31日，該公司之衍生金融工具包括並無作為會計對沖入賬，並列為此類別之內嵌衍生工具（見附註31）。

*貸款及應收款項* 貸款及應收款項為非衍生金融資產，有既定或可確定付款額及並無於活躍市場報價。該等資產採用實際利率法，按攤銷成本減任何減值撥備入賬。盈虧於貸款及應收款項終止確認或減值時，透過攤銷程序在綜合收益表中確認。

貸款及應收款項若在報告日期起計12個月內到期即列為流動資產，否則列為非流動資產。

此類別包括現金及現金等值項目、應收賬款及其他應收款項及可退回按金（見附註32）。

*可供出售投資* 可供出售投資為指定為可供出售或並無列為其他三個類別之非衍生金融資產。在初次確認後，可供出售投資乃按公允價值計量，盈虧乃作為其他全面收益下之「可供出售投資之未變現公允價值盈利（虧損）」確認，直至該項投資終止確認或直至該項投資被釐定為已經減值，屆時應將先前計入其他全面收益內之累計盈虧移至綜合收益表確認。

可供出售投資亦包括非上市股本投資，乃按成本值減任何累計減值列賬。該等金融工具之公允價值不可合理釐定，乃因為未來現金流量不可預測，亦缺乏得出公允價值之其他適當方法。

該公司之可供出售投資包括於俱樂部股份及普通股之投資（見附註13）。

**金融負債**

金融負債分類為按公允價值計入損益之金融負債或按攤銷成本列賬之其他金融負債。該公司並無按公允價值計入損益之金融負債。

*按攤銷成本列賬之其他金融負債*. 按攤銷成本列賬之其他金融負債乃關於並無列為或指定為按公允價值計入損益，且除交換定額現金或其他金融資產以交換其本身之固定數目權益股份以外，亦包含交付現金或其他金融資產予持有人或從而了結責任之合約責任之已發行金融工具或其成份。

該類別主要包括附息貸款及其他借貸、客戶按金、客戶退回、票據應付款項及應付貿易賬款及其付應收款項，初始按所收取代價之公允價值減直接應佔之交易成本確認。

初次確認後，附息貸款及其他借貸其後採用實際利率法，按攤銷成本計算。於負債被終止確認及通過攤銷程序時，盈虧於綜合收益表中確認。

計算攤銷成本時乃計及收購時之任何折讓或溢價，以及屬於實際利率必需部分之費用或成本。按實際利率計算之攤銷乃列入綜合收益表之「利息及財務費用」中。

攤銷成本乃以實際利息法計算，減任何減值撥備及已償還或扣減之本金額。計算時已計及收購時之任何折讓或溢價，以及屬於實際利率必需部分之交易成本及費用。

**金融工具之對銷**

若現時有可予強制執行之合法權利對銷已確認金額，並有意按淨額基準結算，或同時變現資產及清還負債時，則金融資產及金融負債方會予以對銷，淨額於財務狀況表內列報。具備主淨扣合約之情況並不常見，相關資產及負債乃以總額於財務狀況表內呈列。

**金融資產之減值**

該公司於各報告日期評估某項或某組金融資產是否出現減值。若有客觀證據顯示因有一項或多項事項於資產之初次確認後發生(「蒙虧事項」)而使減值發生，而此蒙虧事項對該項或該組金融資產之估計未來現金流量之影響可予可靠估計，則該項或該組金融資產方會被視為須予減值。減值證據可能包括欠債人或一組欠債人出現重大財政困難、拖欠或延遲繳交利息或本金、彼等有可能進行破產或其他財務重組等跡象，並有可視數據顯示估計未來現金流量出現可予計算之減少，如與欠款有關之拖欠情況或經濟狀況變化。

*按攤銷成本列賬之資產*. 就按攤銷成本列賬之資產而言，該公司首先評估是否有個別出現且個別而言對金融資產乃屬重大之客觀減值證據，或同時出現且個別而言對金融資產並不重大之客觀減值證據。若判定就個別評估之金融資產而言並無客觀減值證據(不論重大與否)出現，則該項資產乃列入一組具有類似信貸風險特色之金融資產內，而該組金融資產將按過往之虧損情況共同評估減值。個別評估減值及就此確認或持續確認減值虧損之資產在共同評估減值中概不包括在內。專就該公司而言，彼認為終止或不繼續服務以及欠債人之重大財務困難為金融資產出現減值之客觀跡象。Rockwell方面，彼認為違約(如拖欠或延遲繳交利息或本金)乃一項或一組金融資產出現減值之客觀跡象。就個別及共同評估而言，任何抵押品及信貸提升品於釐定減值虧損金額時均予考慮。

如有客觀證據顯示出現減值虧損，則該虧損之金額為資產之賬面值與估計未來現金流量(不包括尚未產生之日後信貸虧損)以金融資產之最初實際利率(即初次確認時採用之實際利率)計算之貼現值兩者之間之差額。資產賬面值須直接或透過使用撥備賬削減，而虧損金額須於綜合收益表內確認。利息收益乃按資產之經削減賬面值計算並以原有實際利率繼續累計。倘日後收回之機會渺茫，而全部抵押品或按金均已變現或轉移至該公司後，貸款連同相應撥備將予撇銷。

倘其後估計減值虧損金額增加或減少，而該增加或減少乃與確認減值後發生之事件相關，則會調整撥備賬以增加或減少之前確認之減值虧損。若日後之撇銷於其後獲撥回，撥回額於綜合收益表內確認。任何其後撥回之減值虧損會於綜合收益表內確認，惟回撥數額以回撥當日之資產賬面值並不超出其攤銷成本為限。

估計未來現金流量乃按該金融資產之原實際利率貼現。若貸款具有可變利率，計量任何減值虧損之貼現率為本期實際利率。

*按成本列賬之資產* 倘出現客觀證據顯示由於其公允價值不能可靠計量故並非以公允價值列賬之非上市股本工具出現減值虧損，或產生與有關非上市股本工具掛鈎且須交付有關工具作償付之遞延資產時，虧損款額按該資產之賬面值與就相若金融資產以現行市場回報率貼現之估計未來現金流量現值間之差額計算。

*可供出售投資* 就可供出售投資而言，該公司於各報告日期評估是否出現客觀證據顯示某項或某組投資出現減值。

就列為可供出售投資之股本投資而言，客觀證據應包括投資之公允價值大幅或持久低於其成本。「大幅」乃與該項投資之原成本比較後評估，而「持久」則按公允價值低於其原成本之為時而評估。若有證據出現減值，按收購成本與本期公允價值之間差額計量之累計虧損（減往期就該項投資於綜合收益表確認之減值虧損）於其他全面收益中剔除，並於綜合收益表中確認。股本投資之減值虧損不會透過綜合收益表撥回。減值後公允價值之增幅乃直接於其他全面收益中確認。

就列為可供出售投資之債務工具而言，減值乃按與金融資產相同之準則，以攤銷成本列賬。然而，就減值所記錄入賬之金額乃按攤銷成本與公允價值之間差額計量之累計虧損（減往期就該項投資於綜合收益表確認之減值虧損）。未來利息收益乃按資產之經削減賬面值計算並以於計量減值虧損時用於貼現未來現金流量之利率繼續累計。利息收益乃作為綜合收益表內之「利息及財務收益」賬之一部分記錄入賬。若於往後年度，債務工具之公允價值增加，而增幅可客觀地與在綜合收益表確認減值虧損後發生之一件事項有關，則減值虧損乃透過綜合收益表撥回。

**終止確認金融工具**

*金融資產* 在下列情況下，金融資產（或（如適用）某項金融資產之一部分，或一組同類金融資產之一部分）需予終止確認：

- 從資產獲取現金流量之權利已經屆滿；

- 該公司已轉移獲取資產所產生現金流量之權利，或根據「轉移」安排，需要將所收取之現金流量全數及時交付第三方；及該公司已(a)轉移與此項資產相關之大部分風險及收益，或(b)雖未轉移資產並且尚未轉移與此項資產相關之大部分風險與收益，惟已將對於資產之控制權轉移。

倘本集團已轉讓從資產收取現金流量之權利，或已訂立轉移安排，惟既未轉讓亦無保留與該資產相關之幾乎全部風險和回報，亦無轉讓該資產之控制權，則該公司僅以其對該項新資產之持續參與程度為限予以確認。

倘持續參與是透過對所轉讓資產作出擔保而進行，乃按該資產之原賬面值與該公司可能須償付之代價金額上限兩者中之較低者計量。

*金融負債* 當負債項下之責任獲解除、取銷或屆滿，即終止確認金融負債。

倘現有之金融負債以另一項從同一貸款人按相當不同之條款訂定之金融負債取代，或現有負債之條款有相當修改，該項交換或修改乃被視作終止確認原負債並確認新負債，而各賬面值之差額乃於綜合收益表中確認。

**衍生金融工具**

衍生金融工具(包括分岔式內嵌衍生工具)於訂立或分出衍生工具交易時予以初次確認，其後按公允價值重新計量。不以對沖記錄入賬之衍生金融工具之公允價值變動即時於綜合收益表內確認。衍生工具於公允價值為正數時以資產列賬，於公允價值為負數時則以負債列賬。

衍生金融工具亦包括分岔式內嵌衍生工具。若符合下列條件，則內嵌衍生工具與混合式或組合式合約區分：(a)內嵌衍生工具之經濟特徵及風險並非與主合約之經濟特徵及風險清晰而緊密相關；(b)與內嵌衍生工具條款相同之獨立金融工具符合衍生工具之定義；及(c)混合式金融工具並非確認為按公允價值計入損益。

其後不得進行重新評估，惟若合約條款之變動使原本按合約要求之現金流量出現重大改變，則須予重新評估。實體考慮有關內嵌衍生工具、主合約或兩者之預期未來現金流量之變動程度，以及有關變動相對於以往在合約中預期之現金流量而言是否重大，從而釐定現金流量之改變是否屬重大。

母公司將嵌入式遠期外匯及認購期權分開(見附註31)。

Rockwell訂立遠期外匯合約之類的衍生金融工具以管理其外匯風險(見附註31)。獨立遠期外匯交易之公允價值乃參考年期相若合約之本期遠期外幣匯率計算。

**撥備**

當該公司現時因過往事項須承擔法定或推定責任時，而因此可能須付出資源清償此等責任，並能可靠估計此等數額時，則將撥備確認入賬。如果該公司預計所作出之部分或全部撥備可予返還(如根據保險合約)，且於相當肯定能夠返還之情況下，預計返還之撥備金額將予確認為個別資產。與任何撥備相關之支出乃在綜合收益表扣減任何返還金額後呈列。如果貨幣的時值有重大影響力，則貼現計算撥備數額時所用之本期稅前貼現率以能夠反映(如適用)有關負債之特定風險為合。若採用貼現法，因時間流逝而增加之撥備額乃確認為利息支出。

**養老金及其他離職後福利**

該公司為絕大部分僱員提供已撥資之非供款性質界定福利退休計劃。該公司亦於退休時提供其他離職後福利。提供界定福利計劃下之福利之成本乃以預計單位信貸精算估值法釐定。精算收益及虧損即時於綜合收益確認。

前期服務成本在福利歸屬前於平均期間內按直線法確認為開支。若福利已於推出或更改養老計劃後即時歸屬，則前期服務成本隨即予以確認。

除界定福利退休計劃外，MIESCOR亦有一項界定供款退休計劃。MIESCOR就退休計劃所作出之供款於產生該期間開支時確認。

**以股份支付之交易**

該公司有一項以股份支付之計劃，供僱員及退休人員按列明價格購買固定數目之股票。授予之股票歸屬是，資本股票交易乃按授出日期(見下文詳述)之獎勵之公允價值記錄入賬。計劃之定期條款包括(而不限於)所購入股份之兩至三年持股期及於全數繳付購入價前取銷購買。

與僱員進行之以權益結算交易參考授出當日之公允價值計算。公允價值乃按Black-Scholes期權定價模式釐定。評估權益結算交易時，並無考慮任何表現水平條件。

權益結算交易之成本連同權益之相應升幅會於業績表現及／或服務條件達成之期間內確認，直至相關僱員可全面合符資格獲得獎勵之日期(「歸屬日期」)止。歸屬日期之前的各報告日期就權益結算交易確認之累計支出，反映歸屬期屆滿之部份以及該公司最終將歸屬之股本工具數目之最佳估計。期間內於綜合收益表扣除或計入之數額指於該期間初及終已確認累計支出之變動。權益結算交易之成本連同相應權益增加就所達致表見及／或服務條件之期間確認。於各報告日期直至歸屬日期確認之累計開支反映歸屬期屆滿及該公司對最終將歸屬權益工具數目之最佳估計。綜合收益表之扣除或計入即截至該期間開始及結束時累計開支之變動。

最終不會歸屬之報酬將不會確認為支出。

尚未行使購股權之攤薄影響應通過計算每股盈利時之額外股份攤薄反映(詳情見附註36)。

**收入**

收入乃於經濟利益可能流入該公司及能可靠計量收益時確認。收入乃按所收取代價(不包括折讓、回扣及銷售稅或關稅)之公允價值計量。該公司按具體準則評估其收入安排，以確定彼乃以當事人或代理人身份行事。該公司之結論為彼乃以安排全部收入之當事人身份行事。收入亦須待達致下列具體確認準則後方予確認：

*出售電力* 收入於向客戶供應電力時確認。ERC於2001年10月30日所發出分開計算費率之一致備案規定(The Uniform Filing Requirements)中，列明下列賬單所包含項目：發電費、輸電費、系列流失費、配電費、供電費、讀錶費、CERA I及II，以及類別間及扶貧費率補貼。國家及地方特許稅、電力法折扣(就住宅客戶)及一般費用亦於客戶賬單中分開顯示。國家及地方特許稅及一般費用僅代表國家及地方政府發出賬單及收費，並不構成該公司之一部分收入。

*出售房地產* 出售土地及多層大廈單位之收入於擁有該土地及多層大廈單位之主要風險及回報已轉移至買方時(通常在交付或竣工之時)確認。

若建築工程尚未竣工，該公司將所收取現金則以「預售多層大廈單位按金」列賬。

所有出售成本於產生期間作為開支支銷。

計算所得税時，若已於出售當年已收到售價之最少25%，全數收入將予確認；否則採用分期法。

*出售合約及服務* 建築合約收入就合約工程實際部分按完成百分比會計法確認及計量，而完成百分比則按就合約估計總成本所產生之實際成本釐定。管理、監督或協調其他人士施工之合約及由合約擁有人供應原料及服務之合約收入，其確認入賬金額僅以合約費用為限。

合約成本主要包括與履行合約有關之分包成本。如總合約成本有可能超過總合約收入，則即時確認該份合約之預期虧損。不論工程是否已按合約開始，虧損金額乃按合約事務之完成階段或預期因其他並非作為獨立施工合約處理之合約而產生之溢利金額釐定。合約履行情況、合約條件及估計盈利能力(包括因合約罰金撥備而產生者)，以及最終合約結算情況(可能導致估計成本及毛利率有所修訂)之變動乃於決定變動之年度確認。

服務費於提供服務時確認。

顧問費於提供服務時確認。

*利息收益* 收入乃於利息產生時予以確認(以實際利率計算，該比率為將金融資產估計未來收回現金按金融資產之估計年期貼現至其賬面值之實際貼現率)。

*股息* 非股本持控之收入於該公司收取款項之權利得以確立時確認。

*租金收益* 投資物業及電線桿之租金收入(以綜合收益表內「收入－其他」賬之一部分顯示)乃按持續租賃基準於租約年期內以直線法入賬。

來自持作租賃之多層大廈單位及商場營運之租金收益(以綜合收益表內「收入－其他」賬之一部分顯示)於租約年期內以直線法入賬。

**租賃**

釐定一項安排是否屬於或是否包括租賃，乃根據訂立日期時該項安排之實質內容，即達成安排是否須視乎使用某一特定資產或多項資產或該項安排是否附帶使用該資產之權利而評定。

*該公司作為承租人* 經營租約款項按直線法於租期內在綜合收益表中確認為開支。

*該公司作為出租人* 不轉讓資產所有權絕大部份風險及利益之租約乃列為經營租約。磋商經營租約產生之初始直接成本乃加於租賃資產之賬面值上，並在租期內按相同基準作為租金收益確認。或然租金乃於賺取期間確認為收入。

**以外幣列值之交易及換算**

財務資料以該公司之功能及以菲律賓披索呈列。該公司屬下各實體自行釐定其功能貨幣。

外幣交易最初由該公司以交易當日之適用功能貨幣匯率記錄入賬。

以外幣列值之貨幣性資產及負債，按報告日期之匯率再行換算。

所有差額均計入綜合收益表內，惟就海外經營業務之投資淨額提供有效對沖之全部貨幣性項目則除外。該等項目將於其他全面收益中確認，直至處置投資淨額為止，屆時即於綜合收益表中確認。該等貨幣性資產之匯兑差額所應佔之税項開支及抵免亦於權益中記錄入賬。

以外幣列值及按歷史成本計量之非貨幣項目，乃按初次進行交易當日之匯率換算。以外幣列值及按公允價值計量之非貨幣項目，須按釐定公允價值當日之匯率換算。

於報告日期，聯營公司之財務狀況表乃按報告日期之適用匯率換算為該公司之呈列貨幣（菲律賓披索），而收益表則按該年度之每月加權平均匯率換算。因換算而產生之匯兑差額乃計入其他全面收益，並於權益一項單獨組成部分中累計。於處置外國實體時，與該特定外國業務有關之其他全面收益須於綜合收益表內確認。

**税項**

*本期所得税*　本期及過往期間之本期所得税資產及負債乃按預期可自税務機關收回或向其繳付之金額計量。用以計量有關金額之税率及税法乃為於報告日期已經生效或事實上已經生效者。

*遞延所得税*　在報告日期之資產及負債之税基與其就財務報告而言之賬面值之間的所有暫時性差異，須按資產負債表債務法計提遞延所得税撥備。所有應課税暫時性差異均會確認遞延所得税負債，惟下列各項除外：

- 倘若遞延所得税負債之起因，是由於初次確認商譽或在非業務合併交易中之資產或負債，而且在交易時，對會計溢利或應課税溢利或虧損均無影響；及

- 對於涉及於附屬公司、聯營公司及合營公司之投資的應課税暫時性差異而言，倘若撥回暫時性差異之時間可以控制，且該暫時性差異在可預見之將來很可能不會撥回。

對於所有可抵扣暫時性差異、超過最低企業所得税及結轉淨經營虧損而結轉之未用税項抵免利益，若日後有可能出現應課税溢利，可用以抵扣該等可扣減暫時性差異、超過最低企業所得税及結轉淨經營虧損而結轉之利益，則遞延所得税資產一律確認入賬，惟應注意下列各點：

- 倘若有關可抵扣暫時性差異之遞延所得税資產之起因，是由於在一宗非屬業務合併之交易中初次確認資產或負債，而且在交易時，對會計溢利或應課税溢利或虧損均無影響，則屬例外；及

- 對於涉及附屬公司、聯營公司及合營公司之投資的可抵扣暫時性差異而言，只有在暫時性差異有可能在可預見將來撥回，而且日後有可能出現應課稅溢利，可用以抵扣該等暫時性差異時，方會確認遞延所得稅資產。

與本地附屬公司及聯營公司有關之毋須課稅暫時性差異不作遞延所得稅負債撥備。於其他附屬公司及聯營公司之投資方面，遞延所得稅負債均予確認，惟若撥回暫時性差異之時間可以控制，且該暫時性差異在可預見之將來很可能不會撥回則除外。

遞延稅項資產賬面值於各報告日期檢討，並予扣減，直至不可能有足夠應課稅溢利以動用全部或部份遞延稅項資產為止。未予確認之遞延所得稅資產於各報告日期重新評估，並於未來應課稅溢利有可能填補遞延稅項資產時予以確認。

遞延稅項資產及負債乃根據於報告日期已實施或已大致實施之稅率(及稅務法例)，按資產變現時或負債償還時之年度適用之稅率予以估量。

若有可合法強制執行之權利，將本期稅項資產與本期稅項負債對銷，而遞延稅項與同一個應課稅實體及同一所稅務機構有關，則遞延所得稅資產及遞延所得稅負債乃予對銷。

與直接於權益及其他全面收益中確認之項目有關之所得稅，於權益及其他全面收益中確認，而非綜合收益表。

**每股盈利**

每股基本盈利乃以年內母公司權益持有人應佔淨收益除以已發行普通股加權平均數之方式計算。

計算每股攤薄盈利時，母公司權益持有人應佔淨收益及已發行普通股加權平均數均就全部具潛在攤薄影響普通股之影響而予以調整。

**或然事項**

或然負債不會於財務報表中確認，而是於財務資料附註中披露，除非包含經濟利益之資源流出之可能性極微。或然資產不予確認，除非該項資產幾乎肯定可予變現。彼等於有可能流入經濟利益時在財務報資料註中披露。

**其後事項**

就該公司於報告日期之財政狀況提供額外資料之年結日後事項(調整事項)於財務報表內反映。非調整事項之年結日後事項則於屬重大時於財務資料附註中披露。

## 6. 主要會計判斷、估計及假設

編製財務資料要求管理層於報告日期作出會影響所呈報收入、開支、資產及負債之金額以及或有負債披露的判斷、估計及假設。然而，該等假設及估計之不確定性或會導致須對未來期間受影響之資產或負債之賬面值作重大調整。

### I. 判斷

於應用該公司會計政策時，除涉及估計之判斷外，管理層作出以下對財務資料中所確認金額影響非常重大之判斷：

*a.* *國立電力集團(NPC)和解協議*

如附註34b(4)所述，母公司與NPC訂立之和解協議之有效性需ERC批准。因結算金額須為可向客戶收回之發電成本之組成部分，故ERC之批准至關重要。因此，只要ERC或法院(視情況而定)最終批准和解協議並允許上述金額轉嫁給客戶，該金額將由母公司確認為負債。ERC批准和解協議時，NPC之負債金額將按照應收客戶款項之相應認可予以確認。倘若和解協議未予批准，NPC及母公司(訂約方)將回復調停前各自狀況。若發生此類情況，訂約雙方按照彼等之售電合同(CSE)可採取之補救措施為仲裁。此情況下，母公司將繼續爭議CSE所產生NPC之任何負債，包括和解協議涉及之金額。

*b.* *轉嫁成本墊款*

如附註2(II)所述，母公司就已屬ERC可收回金額各種申請標的有轉嫁成本墊款。倘若該等墊款不通過現有ERC批准之收回機制或者命令收回，則仍未能開單給客戶。

以下為母公司轉嫁成本總墊款之明細，乃呈列作綜合及母公司財務狀況表中「貿易及其他應收款項」及「其他非流動資產」賬項下之未開單應收款項，及於2009年12月31日之財務報表中披露為或然資產。

| | 未開單應收款項 | 或然資產 | 或然負債 | 總計 |
|---|---|---|---|---|
| | | *(以百萬披索列示)* | | |
| 收回不足之發電成本淨額 | 560 | – | – | 560 |
| 收回不足之發電淨值(10案例)* | 881 | – | – | 881 |
| 退費之遞延PPA | (405) | – | – | (405) |
| 收回不足之系統損耗 | 3,614 | 805 | – | 4,419 |
| SC GRAM案退費金額 | 780 | – | – | 780 |
| 超額收回之輸電成本* | (4,447) | 8 | – | (4,439) |
| 收回不足之輸電成本* | 4,661 | – | – | 4,661 |
| 收回不足之扶貧費率 | 840 | – | (73) | 767 |
| 收回不足之級際補貼撤除 | 1,024 | – | (21) | 1,003 |
| | 7,508 | 813 | (94) | 8,227 |

* *不包括費用收取。*

*c.* *未開單應收款項*

未開單應收款項指母公司所招致仍未開單或向客戶收回之轉嫁成本及估計輸電收益。以下為未開單應收款項明細：

(1) 收回不足之發電成本淨額

此包括涵蓋2006年8月至2007年5月供電月份母公司於AGRA暫停及2008年7月WESM賬單期間招致之收回不足金額（連置存費用）。

如附註2(II)(a)所述，ERC允許母公司收取其尋求通過十個不同收回發電成本申請收回之12,679,000,000披索中之8,829,000,000披索及1,149,000,000披索款項。ERC規定餘下之2,701,000,000披索不允許向客戶予收回。等待ERC決定時，母公司已為就2008年2,519,000,000披索之可能虧損作出撥備。於2009年12月31日，獲批准收回發電成本尚餘881,000,000披索。

(2) SC GRAM 案退費金額

如附註2(II)(b)所述，母公司奉命向受影響客戶退回GRAM退費金額每千瓦時0.1327披索，總計780,000,000披索。於2009年12月31日。母公司已向客戶退回746,000,000披索。母公司將跟向ERC申請收回該746,000,000披索另加其根據日期為2006年8月16日之SC決議案仍退回其客戶之額外金額連置存費用。

(3) 收回不足之系統損耗

此大致指母公司於2006年8月至2007年5月供電月份內AGRA暫停時招致之收回不足系統損耗。

如附註2(II)(a)所述，於日期為2008年6月4日有關母公司十宗收回不足發電成本之綜合申請之決定中，ERC指示母公司於ERC確認按照AGRA指引計算系統損耗費率將使用之平均輸電費率後，提出收回系統損耗調整共1,295,000,000披索之單獨申請。

隨著ERC於2009年8月12日發出其2009年系列第16號決議案或「配電公用事業公司之自動成本調整及校正機制及相應確認程序規則」，呂宋之配電公用事業公司（如母公司等）須於2009年10月30日前提出其綜合申請以解決不足／超額收回，包括自他們分類計價費率起至2008年12月累計之系統損耗費用。然而，於繼後日期為2009年10月12日之決議案中，ERC無限期押後提交綜合申請之限期。於2010年2月22日，ERC仍未就提交申請定下新限期。

(4) 即期未開單收益

母公司改變其估計即期未開單收益之基準。2009年前，估計未開單收益乃基於落後收回購電成本一個月之概念觀感。於2009年，母公司之即期未開單收益乃計及客戶不同開單週期作出估計。

d. *功能貨幣*

該公司屬下實體之功能貨幣為各實體經營所在主要經濟環境之貨幣。此乃可左右提供服之收益及成本之貨幣。基於切合該公司相關環境之經濟本質，除LOIL外，該公司之功能及呈列貨幣為菲律賓披索。

LOIL 之功能貨幣為美元。

e. *或有事項*

母公司之或有資產及負債分別為813,000,000披索及94,000,000披索，主要包括於報告日期無ERC批核收回機制之特定轉嫁成本之累計墊款（附註6(I)(b)）。

母公司會收到不同的申索及評估。母公司對該等申索及評稅之可能費用之估計乃經與其負責處理有關事宜之法律顧問協商並基於對潛在業績之分析達致。然而，未來營運業績可因估計或應對該等法律程序之策略效益改變，或非管理層所能控制之政府政策及決定變動而受到重大影響（見附註34）。

於2009年、2008年及2007年12月31日，就母公司或須負擔針對母公司之未結申索及評估作出之撥備分別為4,978,000,000披索、1,645,000,000披索及1,396,000,000披索（見附註22）。

f. *客戶按金之利息*

如附註21所述，母公司先前使用累算客戶按金利息之利率乃基於母公司對現行ERC規則之詮釋。鑒於ERC對上於2008年6月4日所頒布2008年系列第8號決議案，標題為「有關採納規管退回電錶按金予住宅及非住宅客戶之規則之決議案」，母公司已如該條所體現應用該利率於電錶按金。

然而，母公司深信，在賬單按金利息問題上仍存在若干法律障礙及與ERC先前公告不符之處。因此，母公司相信，ERC須制訂類似應用於電錶按金之規則(如有關規管退回電錶按金之決議案所體現)以應用於賬單按金。於未有特定適用於賬單按金之規則之同時，就計算賬單按金利息而言，母公司將遵循ERC於前述規管退回電錶按金之規則所採納之相同原則。

截至2009年、2008年及2007年12月31日止年度，賬單按金之總利息開支分別為1,120,000,000披索、925,000,000披索及864,000,000披索（見附註28）。截至2009年、2008年及2007年12月31日止年度，電錶按金之總利息開支分別為81,000,000披索、89,000,000披索及99,000,000披索（見附註28）。

於2009年、2008年及2007年12月31日，賬單按金之應計利息分別為8,685,000,000披索、7,733,000,000披索及6,981,000,000披索（見附註21）。於2009年、2008年及2007年12月31日，電錶按金之應計利息分別為1,272,000,000披索、1,341,000,000披索及1,296,000,000披索（見附註21）。

*g.* *經營租賃承擔 – 該公司作為出租人*

該公司已訂立其投資物業組合之商業物業租賃。該公司基於對該安排之條款及條件之評估，決定保留該等物業所有權一切重大風險與回報，原因是租賃安排並不於租期結束時將資產所有權轉移給承租人，亦無給予承租人有關資產之洽購權，故將該等安排列作經營租賃。

*h* *經營租賃承擔 – 該公司作為承租人*

該公司已訂立若干交費處、配電站及電塔與輸電線之商業租賃。該公司基於對該安排之條款及條件之評估，決定不購入該等物業所有權一切重大風險與回報，原因是租賃安排並不於租期結束時將資產所有權轉移給該公司人，亦無給予公司有關承租資產之洽購權，故將該等安排列作經營租賃。

*i.* *投資物業之轉撥*

該公司斷定用途有變（證諸於結束業主自用或開始與另一方之經營租賃）後，會將某些物業撥入投資物業。該公司亦會自投資物業撥出某些物業，惟僅於用途有變（證諸於開始業主自用或開始發展作銷售）進行。該等轉撥以投資物業於改變用途日期之賬面值記錄（見附註12）。

*j.* *包含租賃之安排*

母公司與獨立電力生產商(IPPs)之PPA及輸電線協議(TLA)足稱為租賃，因為母公司與IPP有取電或付款安排，購電付款基於電廠可得性而非按實際耗電量進行。釐定租賃類別時，因判斷IPP之電廠所有權一切重大風險與回報歸於IPP，故PPA及TLA列作經營租賃。因此，組成購電開支部份之電容費、固定經營費及輸電線費入幢列作租賃。

2009年、2008年及2007年以類似租賃入賬之購電開支成分分別為20,900,000,000披索、21,592,000,000披索及17,107,000,000披索（見附註27）。

## II. 估計及假設

關乎未來之主要假設及於報告日期其他估計不確定性之主要來源而具有重大風險可對下個財政年度內之資產及負債賬面值造成重大調整者討論如下。

*a.* *估計可使用年期*

該公司發電設施及其他設備各項目之可使用年期乃基於資產預期可使用之期間作出估計。此估計乃基於行業慣例、內部技術評估及對類似資產之經驗之集體評核。如因耗損、技術或商業上過時及使用資產之法定或其他限制使預期與先前估計有出入，各資產之估計可使用年期於各報告日期檢討及更新。然而，未來經營業績可因上述因素變動所造成金額及記錄時間變動受到重大影響。任何發電設施及其他設備及投資物業之估計可使用年期減少，會增加所記錄經營開支及減少發電設施及其他設備。

於2009年、2008年及2007年12月31日，發電設施及其他設備(扣除累計折舊及攤銷)分別為98,409,000,000披索、95,704,000,000披索及93,696,000,000披索(見附註9)。

*b.* *投資物業之公平值*

該公司採用公平值法來釐定投資物業之賬面值。該公司選擇依賴獨立評估來釐定投資物業之公平值，而此等公平值乃基於類似物業近期價格釐定，並經調整以反映有關交易日期以來經濟狀況之任何變動。如作出不同判斷及估計或利用不同基準釐定公平值，任何期間公平值之金額及所記錄變動之時間均會不同。

於2009年、2008年及2007年12月31日，投資物業公平值總額分別為10,893,000,000披索、7,963,000,000披索及7,807,000,000披索(見附註 12)。

*c.* *壞賬撥備*

就應收賬款，壞賬撥備乃基於特定辨別方法估算，包括不同客戶類別、付款習慣、歷史虧損經驗及客戶個人特質。評為減值及可能撇銷之特定賬目於抵銷相應客戶按金後作出全數撥備。

除針對個別大宗應收款項之特定撥備外，該公司亦作出集體減值撥備。根據集體評估，應收款項乃根據客戶信貸風險概況分組，並基於歷史虧損經驗計提撥備。

就其他應收款項，如有客觀證據顯示按經攤銷成本計賬之應收款項出現減值虧損，潛在虧損額乃計量為資產賬面值與按該金融資產原實際利率貼現之估計未來現金流現值(不包括未出現之未來信貸虧損)間之差額。

以前述方法計算之總金額，決定了於報告日期將作出之總撥備額。

任何期間所記錄開支之金額及時間會因基於所作出判斷或估計而不同。

2009年、2008年及2007年之壞賬撥備(扣除可收回金額)分別為886,000,000披索、1,566,000,000披索及576,000,000披索(見附註28)。於2009年、2008年及2007年12月31日,應收賬款及其他應收款項(扣除壞賬撥備)分別為21,294,000,000披索、37,506,000,000披索及33,406,000,000披索(見附註15)。

d. *可供銷售投資之減值*

可供銷售投資之公平值顯著或長期低於其成本時,或有其他客觀證據顯示存在減值,則該公司視之為減值。釐定何謂「顯著」或「長期」要求作出判斷。一般而言,該公司視20%或以上為「顯著」,就掛牌股本證券視多於六個月為「長期」。此外,該公司會評估其他因素,包括掛牌股票股價之正常波動及非掛牌股票之未來現金流量及貼現因子。

2009年、2008年及2007年概無確認減值虧損。2009年、2008年及2007年計入其他全面收入之可供銷售投資未變現公平值收益(虧損)(計入(扣除)稅務影響)分別為24,000,000披索、(21,000,000披索)及25,000,000披索。於2009年、2008年及2007年12月31日,可供銷售投資分別為356,000,000披索、403,000,000披索及404,000,000披索(見附註 13)。

e. *成本超過可變現淨值之部分*

有關存貨成本超過可變現淨值之部分包括集體及特定撥備。集體撥備確立為基於庫存賬齡及變動之若干百分比。Rockwell之多層大廈單位之可變現淨值低於其賬面值時撇減至可變現淨值。基於所作出判斷或估計,任何期間所記錄開支之金額及時間均會不同。

2009年、2008年及2007年概無作出撥備。於2009年、2008年及2007年12月31日,存貨之賬面值分別為1,857,000,000披索、1,648,000,000披索及1,538,000,000披索(見附註16)。

f. *以股份為基礎之付款*

該公司參考授出股本工具日期之公平值計量與僱員之股本結算交易之成本。估計以股份為基礎之付款之公平值要求釐定就授出股本工具最適當的估值模式,而此取決於授出條款及條件。此亦要求須釐定估值模式之最適合輸入數據,包括股價、購股權預計年期、波幅及收益率,並對其作出假設。估計以股份為基礎之付款之公平值時所用假設及模式於財務資料附註19中披露。

g. *遞延稅項資產*

遞延稅項資產之賬面值乃於各報告日期檢討,並削減至不再可能有足夠應課稅溢利而容許動用全部或部分遞延稅項資產之程度。釐定能確認遞延稅項資產金額要求重大管理判斷,基於未來應課稅溢利之時間及水平,結合未來稅項規劃策略進行。管理層相信將能夠產生足夠應課稅溢利而容許動用全部或部分遞延稅項資產。然而,倘修改應課稅收入之估計,則視為可變現之遞延稅項資產金額可於未來調整。

於2009年，2008年及2007年12月31日，遞延稅項資產分別為8,143,000,000披索，8,032,000,000披索及6,724,000,000披索(見附註33)。

*h.* *商譽*

採購會計政策要求運用會計估計以將購入價分配至收購日期被收購者可辨認資產與負債之公平值。其亦要求收購者確認商譽。

該公司之業務收購及少數股東權益收購導致確認商譽，須作年度減值測試或於有跡象顯示該資產可能出現減值時作減值測試。

商譽減值之減值通過比較可收回金額及現金產生單位之賬面值釐定。現金產生單位之可收回金額為其在用價值。在用價值以現金流預測釐定。

於2009年、2008年及2007年12月31日，綜合財務狀況表所呈列商譽之賬面值金額為363,000,000披索。

於2009年、2008年及2007年概無確認減值虧損。

*i.* *非金融資產之減值*

釐定下列非金融資產之可收回金額(涉及釐定持續使用及最終處置該資產所預期產生之未來現金流量)要求使用可會對財務資料產生重大影響之估計及假設。未來事件可顯示出該等非金融資產有減值。任何由此產生之減值虧損可對該公司財務狀況及經營業績造成重大負面影響。

編製估計未來現金流量涉及重大判斷及估計。該公司雖相信其假設為合情合理，惟該等假設之顯著變動可重大影響其可收回價值之評估並在國際財務報告準則下可能導致未來額外減值支出。

出現減值跡象(如過時，實質損壞，資產使用方式有重大改變，差於預期經濟表現，收益下滑或者其他外部跡象等)，須作減值測試之非流動資產如下：

| | **2009年** | **2008年** | **2007年** |
|---|---|---|---|
| | | *(以百萬披索列示)* | |
| 發電設施及其他設備－淨值 *(見附註9)* | 98,409 | 95,704 | 93,696 |
| 在建工程 *(見附註10)* | 3,703 | 5,149 | 2,811 |
| 聯營公司及一間合營企業之投資 *(見附註11)* | 1,182 | 2,036 | 1,608 |
| 遞延轉嫁燃料成本 *(見附註13)* | 3,161 | 3,792 | 4,896 |

2009年，2008年及2007年概無確認減值虧損。

*j.* *金融資產及負債*

活躍市場無法反映綜合及母公司財務狀況表內所記錄金融資產及金融負債之公平值，惟以估值技巧（包括貼現現金流模式）釐定其公平值。該模式之輸入數據可能情況下取自可觀察市場，但如不可行則須作出一定程度判斷以釐定公平值。該判斷包括考慮如流動資金風險，信貸風險及波幅等輸入數據。有關該等因素假設之變動可能對所呈報金融工具之公平值產生影響。

於2009年，2008年及2007年12月31日，按公平值計賬之金融資產及負債如下（見附註31）：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 可供銷售投資*(見附註13)* | 356 | 403 | 404 |
| 衍生資產－流動及非流動 *(見附註13及17)* | 183 | 121 | 300 |
| 衍生負債－流動及非流動*(見附註25及31)* | 28 | 49 | – |

*k.* *收益確認*

該公司之收益確認政策要求使用可能影響所呈報收益及應收款項金額之估計及假設。

母公司之收益按照不同週期（有不同週期截數日）開單予以入賬，以曆月為基礎記賬。早於月底截數日之開單週期之未開單收益之確認要求使用假設。

如上文所述，母公司計及其客戶之不同開單週期而估計其即期未開單收益。

初步確認金額與實結算或實際開單金額間之差異於來期正常對賬時記賬。管理層相信如此使用假設將不會導致未來期間有重大調整。

來自MIESCOR建築合約之收益基於竣工百分比確認。竣工百分比主要基於合約工程某實質比例之估計完成率計量（根據承包商及項目顧問之報告釐定）。無法保證如此使用假設不會導致未來期間有重大調整。

*l.　退休金成本及福利*

釐定退休金及其他退休福利之責任及成本乃取決於精算師計算有關金額所使用之若干假設。該等假設於附註29描述，並包括貼現率，計畫資產之預期回報率以及未來增薪率等。按照IFRS，與該公司假設不同之實際結果於產生時即時於綜合收益表內確認。該本公司之假設雖相信為合情合理，惟實際經驗之重大差別或假設之重大變動可能對該公司之退休金及其他退休責任產生重大影響。

於2009年，2008年及2007年12月31日，綜合退休金負債淨額分別為8,873,000,000披索、12,274,000,000披索及12,953,000,000披索(見附註29)。

退休金責任之現值取決於多個使用眾多假設按精算基準釐定之因素。釐定退休金成本(收入)淨值所用假設包括相關計劃資產之可預期長期回報率及貼現率等。該等假設之任何變動將影響退休金責任之賬面值。

## 7.　分部資料

就管理而言，本公司之經營業務乃根據所提供服務性質分別予以組織安排，各分部均代表提供不同產品之一種戰略經營。

- 能源分銷分部負責整個Luzon地區特許經營區域之電力銷售與供應。
- 房地產分部負責房地產開發與租賃。
- 服務分部主要負責工程、建築與諮詢、電子交易服務及保險。

業務分部間轉讓價格乃根據類似於跟第三方交易之正常方式訂立。分部溢利、分部開支及分部業績包括業務分部間轉讓。此類轉讓於綜合表中予以對銷。

本公司主要於菲律賓地區(即一個地理區域)經營並產生溢利。因此，地理資料不予呈現。

| 截至12月31日 | 能源銷售 | | | 房地產 | | | 合約及服務 | | | 對銷 | | | 綜合 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 |
| | | | | | | | (以百萬披索列示) | | | | | | | | |
| **收入** | | | | | | | | | | | | | | | |
| 外部銷售 | 178,686 | 186,999 | 196,171 | 182 | 6,132 | 60 | 3,273 | 2,563 | 2,400 | – | – | – | 182,141 | 195,694 | 198,631 |
| 分部間銷售 | 200 | 65 | 217 | – | – | – | 716 | 492 | 524 | (916) | (557) | (741) | – | – | – |
| 總收入 | 178,886 | 187,064 | 196,388 | 182 | 6,132 | 60 | 3,989 | 3,055 | 2,924 | (916) | (557) | (741) | 182,141 | 195,694 | 198,631 |
| **業績** | | | | | | | | | | | | | | | |
| 分部業績 | 8,384 | 7,837 | 15,886 | 571 | 1,594 | (96) | 287 | 318 | 699 | – | – | – | 9,242 | 9,749 | 16,489 |
| 淨利息及其他開支 | 337 | (2,708) | (2,634) | (69) | 495 | 669 | 56 | 151 | 17 | – | – | – | 324 | (2,062) | (1,948) |
| 聯營公司及一間合營企業盈利淨值之權益 | 246 | 188 | 327 | – | – | – | – | – | – | – | – | – | 246 | 188 | 327 |
| 少數股東權益 | – | – | – | – | – | – | – | – | – | (191) | (694) | (198) | (191) | (694) | (198) |
| 所得稅開支 | (2,815) | (2,217) | (4,800) | (118) | (748) | (209) | (112) | (116) | (99) | – | – | – | (3,045) | (3,081) | (5,108) |
| 母公司權益持有者所佔淨收益 | 6,152 | 3,100 | 8,779 | 384 | 1,341 | 364 | 231 | 353 | 617 | (191) | (694) | (198) | 6,576 | 4,100 | 9,562 |
| **其他資料** | | | | | | | | | | | | | | | |
| 分部資產 | 156,685 | 160,059 | 160,717 | 15,572 | 15,517 | 15,609 | 6,893 | 2,585 | 2,266 | (1,307) | (5,868) | (5,452) | 177,843 | 172,293 | 173,140 |
| 遞延稅項資產 | 7,404 | 7,599 | 5,814 | 716 | 418 | 902 | 23 | 15 | 8 | – | – | – | 8,143 | 8,032 | 6,724 |
| 聯營公司投資及一間合營之投資 | 1,182 | 2,036 | 1,608 | – | – | – | – | – | – | – | – | – | 1,182 | 2,036 | 1,608 |
| 綜合總資產 | 165,271 | 169,694 | 168,139 | 16,288 | 15,935 | 16,511 | 6,916 | 2,600 | 2,274 | (1,307) | (5,868) | (5,452) | 187,168 | 182,361 | 181,472 |
| 分部負債 | 45,387 | 40,482 | 38,080 | 6,432 | 4,856 | 9,038 | 2,613 | 1,491 | 1,767 | (1,157) | (487) | (1,061) | 53,275 | 46,342 | 47,824 |
| 付息負債 | 55,890 | 60,916 | 63,906 | 2,909 | 2,476 | 1,749 | 3 | 9 | 371 | – | – | – | 58,802 | 63,401 | 66,026 |
| 遞延稅項負債 | 11,619 | 11,867 | 12,570 | 1,043 | 841 | 900 | 1 | 85 | 90 | – | – | – | 12,663 | 12,793 | 13,560 |
| 應付所得稅 | 2 | 2,199 | – | 57 | – | – | 74 | 86 | 51 | – | – | – | 133 | 2,285 | 51 |
| 綜合總負債 | 112,898 | 115,464 | 114,556 | 10,441 | 8,173 | 11,687 | 2,691 | 1,671 | 2,279 | (1,157) | (487) | (1,061) | 124,873 | 124,821 | 127,461 |
| 資本開支 | 8,080 | 7,260 | 6,469 | 727 | 1,567 | 184 | 82 | 423 | 216 | – | – | – | 8,889 | 9,250 | 6,869 |
| 折舊與攤銷 | 4,788 | 4,214 | 4,252 | 72 | 71 | 71 | 41 | 20 | 13 | – | – | – | 4,901 | 4,305 | 4,336 |
| 非折舊與攤銷之非現金開支 | 6,916 | 12,366 | 4,582 | 262 | 123 | 585 | 13 | 6 | 17 | – | – | – | 7,191 | 12,495 | 5,184 |

下表為本公司2009年、2008年及 2007年之能源銷售業務分部之進一步資料：

| | 發電及輸電 | 銷售 | 總計 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 截至2009年12月31日止年度： | | | |
| 收入 | 145,393 | 33,493 | 178,886 |
| 已購能源／成本及開支 | 149,965 | 20,537 | 170,502 |
| 分部業績 | (4,572) | 12,956 | 8,384 |
| 截至2008年12月31日止年度： | | | |
| 收入 | 161,282 | 25,782 | 187,064 |
| 已購能源／成本及開支 | 163,489 | 15,738 | 179,227 |
| 分部業績 | (2,207) | 10,044 | 7,837 |
| 截至2007年12月31日止年度： | | | |
| 收入 | 170,775 | 25,613 | 196,388 |
| 已購能源／成本及開支 | 172,577 | 7,925 | 180,502 |
| 分部業績 | (1,802) | 17,688 | 15,886 |

發電及輸電所得收入不包含於ERC批准可回收期間內之過往費用可增長溢利。該部分過往費用成為或然資產之一部分(見附註34a(1))。

**8. 附屬公司資料**

**a. Rockwell**

Rockwell主要從事於房地產開發，銷售及租賃以及商場設備租賃。

土地及開發成本(對於持有用於未來開發之土地之價值重估影響作出平衡調整之前)包含：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 持有用於未來開發之土地*(見附註25)* | – | 475 | 1,569 |
| 開發成本－已扣除可能損失：2009年及2008年為9,000,000披索，2007年為170,000,000披索 | 5,558 | 3,382 | 5,698 |
| | 5,558 | 3,857 | 7,267 |

2008年，Rockwell中心持有用於未來開發之土地佔9,026平方米。2009年，Edades Tower已於該土地上落成，而該土地亦被劃分為開發成本。

開發成本包含與下列各專案相關之土地分配成本及建造成本：

| | 結餘 | | | 建成估計成本 | | |
|---|---|---|---|---|---|---|
| | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 |
| | *(以百萬披索列示)* | | | | | |
| 項目： | | | | | | |
| One Rockwell | 3,521 | 2,092 | 1,257 | 3,289 | 4,475 | 5,581 |
| The Grove | 1,445 | 1,183 | – | 10,184 | 10,251 | – |
| Edades | 578 | – | – | 4,350 | – | – |
| Joya | – | – | 4,112 | – | – | 394 |
| Meralco BPO | – | – | 256 | – | – | 2,257 |
| 其他 | 14 | 107 | 73 | – | – | – |
| | 5,558 | 3,382 | 5,698 | 17,823 | 14,726 | 8,232 |

Rockwell的「Grove」坐落於Pasig市，是一個勻速發展之住宅多層大廈社區項目。Edades及One Rockwell均為Makati市Rockwell中心內之住宅多層大廈項目。

其他開發成本乃關於Rockwell計畫於來年施工建成之住宅及商品房項目。

2009年，2008年及2007年，開發成本所包含之具體借貸成本分別為40,000,000披索，43,000,000披索及24,000,000披索。

2008年，Rockwell與母公司簽訂了專案開發協定，該協定乃關於在Ortigas中心之Meralco Compound建造一個三層塔BPO綜合大樓。作為土地所有者之母公司同意貢獻出土地使用權以及3,000,000披索，總計為項目費用之30%，而Rockwell同意承擔建造成本並貢獻出7,000,000披索，總計為專案費用之70%。兩個塔於2009年建成竣工後，母公司與Rockwell將根據項目發展協議按照各自所投入費用比例予以分配BPO大樓之所有權。

母公司與Rockwell按照非結盟共同風險原則將其權益投入Meralco BPO大樓，並負責運營及管理該大樓25年，可根據共同產權及進行租賃或類似安排予第三方。根據JV協定及產權管理計畫，Rockwell將擔任產權管理者。

於公司間抵消以及於持有用於未來開發之土地之價值重估影響作出平衡調整之前，Rockwell之綜合財務資料如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(以百萬披索列示)* | |
| 流動資產 | 7,620 | 6,395 | 7,790 |
| 非流動資產 | 10,634 | 9,483 | 8,495 |
| 流動負債 | (1,744) | (1,518) | (1,787) |
| 非流動負債 | (8,639) | (6,597) | (7,859) |
| 淨資產 | 7,871 | 7,763 | 6,639 |
| 收入 | 999 | 7,051 | 831 |
| 成本及開支 | (689) | (5,711) | (520) |
| 淨收入 | 310 | 1,340 | 311 |

Rockwell之若干資產乃用於擔保不同當地銀行之貸款(見附註20)。

**b. RSIC與 LOIL**

2007年3月，母公司收購RSIC之全部權益，作為擔保其風險披露及應付保險需求之工具。於RSIC總值141,000,000披索之投資可算作用於會計購買方式。收購成本包含現金付款以及收購直接產生之成本。會計購買方式涉及分配收購之日所購資產，所承擔負債以及或然負債之公平值之綜合業務成本。因此，自2007年3月收購RSIC之日起，綜合財務報表包含RSIC業績。RSIC對綜合財務狀況及運營業績之影響並不重要。

於收購之日，RSIC之資產及負債之公平值如下：

| | 收購確認 | 賬面值 |
|---|---|---|
| | *(以千披索列示)* | |
| 資產： | | |
| 現金及現金等價物 | 65,455 | 65,455 |
| 其他金融資產 | 41,722 | 41,722 |
| 遞延税項資產 | 126 | 126 |
| 其他資產 | 1,192 | 1,192 |
| | 108,495 | 108,495 |
| 負債： | | |
| 貿易及其他應付款項 | 165 | 165 |
| 其他財務負債 | 2,819 | 2,819 |
| 遞延税項負債 | 320 | 320 |
| | 3,304 | 3,304 |
| 淨資產公平值 | 105,191 | |
| 收購所產生之商譽 | 35,275 | |
| 總收購成本 | 140,466 | |
| 收購產生之流出資產淨值 | 75,011 | |

金融資產及負債以及其他資產之賬面值約等於其公平值乃是因為交易之短期性質以及其他金融資產和負債已經計入公平值。

2007年8月24日，母公司於百慕大英屬海域創立了全資附屬公司LOIL。LOIL於2008年3月獲得境內營業執照。12,000,000披索之起步資產，LOIL作為母公司之分保接受人，乃是一種減少母公司重大災難風險披露之方式。

RSIC作為境內包銷公司並為LOIL之正式住宅代理。RSIC與LOIL跟據其他跨國企業的標準模式一同建立了母公司財務風險管理之模式。

c. **CEDC**

2007年12月31日，母公司擁有MIESCOR之應收款項總計136,000,000披索。2008年1月30日清算時，MIESCOR以相當於CEDC 65%所有權之561,500股股份支付了應收款項。2007年12月31日，CEDC之權益乃基於CEDC之面值淨額。

以往，CEDC並非為本公司直接所有，以往賬目乃經由MIESCOR予以綜合。但由於此次收購使得本公司擁有之權益直接超過CEDC ，其賬目亦已直接綜合。

d. **MIESCOR**

MIESCOR之財務報表乃以9月30日結算而編製。為方便綜合賬目，概無對MIESCOR之財務報表作調整，因為該日至母公司財務報表結算日期間並無發生重大交易或事件。

## 9. 發電設施及其他設備

2009年，2008年及2007年12月31日發電設備及其他設備之變動情況如下：

| | 綜合 2009年 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 輔助輸送及分配 | 土地 | 大樓及裝修 | 通訊設備 | 辦公傢俱，固定傢俱及其他設備 | 交通設備 | 其他 | 總計 |
| | *(以百萬披索列示)* | | | | | | | |
| 成本： | | | | | | | | |
| 年初 | 112,102 | 15,622 | 4,511 | 5,334 | 4,669 | 1,956 | 2,119 | 146,313 |
| 自在建工程轉撥 *(見附註10)* | 6,597 | – | 145 | 417 | 513 | 126 | 243 | 8,041 |
| 添置 | 35 | – | 2 | 12 | 56 | 44 | 38 | 187 |
| 出售／退休 | (1,766) | – | – | (132) | (53) | (199) | (24) | (2,174) |
| 轉撥至投資物業 | – | (621) | – | – | – | – | – | (621) |
| 再分類及其他 | 784 | – | 69 | 16 | (14) | (5) | (40) | 810 |
| 年末 | 117,752 | 15,001 | 4,727 | 5,647 | 5,171 | 1,922 | 2,336 | 152,556 |
| 累計折舊： | | | | | | | | |
| 年初 | 40,044 | – | 1,695 | 3,280 | 3,498 | 1,087 | 1,005 | 50,609 |
| 年度費用 | 3,746 | – | 112 | 457 | 366 | 42 | 178 | 4,901 |
| 出售／退休 | (1,466) | – | – | (132) | (52) | (99) | (23) | (1,772) |
| 再分類及其他 | (80) | – | (5) | 277 | (35) | 75 | 177 | 409 |
| 年末 | 42,244 | – | 1,802 | 3,882 | 3,777 | 1,105 | 1,337 | 54,147 |
| 賬面淨值 | 75,508 | 15,001 | 2,925 | 1,765 | 1,394 | 817 | 999 | 98,409 |

| | 綜合 2008年 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 輔助輸送及分配 | 土地 | 大樓及裝修 | 通訊設備 | 辦公傢俱，固定傢俱及其他設備 | 交通設備 | 其他 | 總計 |
| | | | | (以百萬披索列示) | | | | |
| 成本： | | | | | | | | |
| 年初 | 107,716 | 15,621 | 4,309 | 5,661 | 4,062 | 1,810 | 1,857 | 141,036 |
| 自在建工程轉撥 (見附註10) | 4,888 | – | 204 | 145 | 589 | 190 | 144 | 6,160 |
| 添置 | 122 | – | – | 102 | 52 | 43 | 310 | 629 |
| 出售／退休 | (586) | – | (1) | (504) | (30) | (87) | (19) | (1,227) |
| 再分類及其他 | (38) | 1 | (1) | (70) | (4) | – | (173) | (285) |
| 年末 | 112,102 | 15,622 | 4,511 | 5,334 | 4,669 | 1,956 | 2,119 | 146,313 |
| 累計折舊： | | | | | | | | |
| 年初 | 36,973 | – | 1,588 | 3,336 | 3,341 | 1,120 | 982 | 47,340 |
| 年度費用 | 3,503 | – | 107 | 448 | 172 | 39 | 36 | 4,305 |
| 出售／退休 | (432) | – | – | (504) | (15) | (72) | (13) | (1,036) |
| 年末 | 40,044 | – | 1,695 | 3,280 | 3,498 | 1,087 | 1,005 | 50,609 |
| 賬面淨值 | 72,058 | 15,622 | 2,816 | 2,054 | 1,171 | 869 | 1,114 | 95,704 |

| | 綜合 2007年 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 輔助輸送及分配 | 土地 | 大樓及裝修 | 通訊設備 | 辦公傢俱，固定傢俱及其他設備 | 交通設備 | 其他 | 總計 |
| | | | | (以百萬披索列示) | | | | |
| 成本： | | | | | | | | |
| 年初 | 103,218 | 15,568 | 4,410 | 5,691 | 3,760 | 1,596 | 1,667 | 135,910 |
| 自在建工程轉撥 (見附註10) | 5,298 | – | 75 | 221 | 265 | 135 | 236 | 6,230 |
| 添置 | 16 | – | 68 | 32 | 43 | 35 | 132 | 326 |
| 出售／退休 | (944) | – | (28) | (193) | (4) | (16) | (5) | (1,190) |
| 再分類及其他 | 128 | 53 | (216) | (90) | (2) | 60 | (173) | (240) |
| 年末 | 107,716 | 15,621 | 4,309 | 5,661 | 4,062 | 1,810 | 1,857 | 141,036 |
| 累計折舊： | | | | | | | | |
| 年初 | 34,412 | – | 1,500 | 3,143 | 3,088 | 1,103 | 948 | 44,194 |
| 年度費用 | 3,505 | – | 116 | 386 | 257 | 33 | 39 | 4,336 |
| 出售／退休 | (944) | – | (28) | (193) | (4) | (16) | (5) | (1,190) |
| 年末 | 36,973 | – | 1,588 | 3,336 | 3,341 | 1,120 | 982 | 47,340 |
| 賬面淨值 | 70,743 | 15,621 | 2,721 | 2,325 | 721 | 690 | 875 | 93,696 |

| | 輔助輸送及分配 | 土地 | 大樓及裝修 | 通訊設備 | 辦公傢俱，固定傢俱及其他設備 | 交通設備 | 其他 | 總計 |
|---|---|---|---|---|---|---|---|---|
| | 母公司 2009年 (以百萬披索列示) | | | | | | | |
| 成本： | | | | | | | | |
| 年初 | 111,651 | 15,599 | 4,182 | 4,909 | 3,902 | 1,727 | 1,575 | 143,545 |
| 自在建工程轉撥 *(見附註10)* | 6,597 | – | 145 | 417 | 513 | 126 | 243 | 8,041 |
| 出售／退休 | (1,398) | – | – | (129) | (52) | (191) | (10) | (1,780) |
| 轉撥至投資物業 | – | (621) | – | – | – | – | – | (621) |
| 再分類及其他 | 379 | – | (20) | (5) | 12 | 5 | – | 371 |
| 年末 | 117,229 | 14,978 | 4,307 | 5,192 | 4,375 | 1,667 | 1,808 | 149,556 |
| 累計折舊： | | | | | | | | |
| 年初 | 39,877 | – | 1,494 | 3,387 | 3,001 | 1,022 | 794 | 49,575 |
| 年度費用 | 3,720 | – | 100 | 456 | 304 | 17 | 79 | 4,676 |
| 出售／退休 | (1,330) | – | – | (129) | (52) | (177) | (10) | (1,698) |
| 再分類及其他 | (135) | – | – | (2) | – | 81 | – | (56) |
| 年末 | 42,132 | – | 1,594 | 3,712 | 3,253 | 943 | 863 | 52,497 |
| 賬面淨值 | 75,097 | 14,978 | 2,713 | 1,480 | 1,122 | 724 | 945 | 97,059 |

| | 輔助輸送及分配 | 土地 | 大樓及裝修 | 通訊設備 | 辦公傢俱，固定傢俱及其他設備 | 交通設備 | 其他 | 總計 |
|---|---|---|---|---|---|---|---|---|
| | 母公司 2008年 (以百萬披索列示) | | | | | | | |
| 成本： | | | | | | | | |
| 年初 | 107,395 | 15,598 | 3,979 | 5,266 | 3,332 | 1,614 | 1,449 | 138,633 |
| 自在建工程轉撥 *(見附註10)* | 4,888 | – | 204 | 145 | 589 | 190 | 144 | 6,160 |
| 出售／退休 | (586) | – | – | (504) | (15) | (77) | (19) | (1,201) |
| 再分類及其他 | (46) | 1 | (1) | 2 | (4) | – | 1 | (47) |
| 年末 | 111,651 | 15,599 | 4,182 | 4,909 | 3,902 | 1,727 | 1,575 | 143,545 |
| 累計折舊： | | | | | | | | |
| 年初 | 36,900 | – | 1,396 | 3,406 | 2,906 | 1,002 | 733 | 46,343 |
| 年度費用 | 3,409 | – | 98 | 485 | 110 | 92 | 74 | 4,268 |
| 出售／退休 | (432) | – | – | (504) | (15) | (72) | (13) | (1,036) |
| 年末 | 39,877 | – | 1,494 | 3,387 | 3,001 | 1,022 | 794 | 49,575 |
| 賬面淨值 | 71,774 | 15,599 | 2,688 | 1,522 | 901 | 705 | 781 | 93,970 |

| | 母公司<br>2007年 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 輔助輸送及分配 | 土地 | 大樓及裝修 | 通訊設備 | 辦公傢俱，固定傢俱及其他設備 | 交通設備 | 其他 | 總計 |
| | (以百萬披索列示) | | | | | | | |
| 成本： | | | | | | | | |
| 年初 | 102,869 | 15,565 | 4,164 | 5,491 | 3,072 | 1,313 | 1,171 | 133,645 |
| 自在建工程轉撥 *(見附註10)* | 5,298 | – | 75 | 221 | 265 | 135 | 236 | 6,230 |
| 出售／退休 | (943) | – | (28) | (194) | (4) | (15) | – | (1,184) |
| 再分類及其他 | 171 | 33 | (232) | (252) | (1) | 181 | 42 | (58) |
| 年末 | 107,395 | 15,598 | 3,979 | 5,266 | 3,332 | 1,614 | 1,449 | 138,633 |
| 累計折舊： | | | | | | | | |
| 年初 | 34,356 | – | 1,326 | 3,059 | 2,717 | 1,002 | 668 | 43,128 |
| 年度費用 | 3,487 | – | 98 | 541 | 193 | 15 | 65 | 4,399 |
| 出售／退休 | (943) | – | (28) | (194) | (4) | (15) | – | (1,184) |
| 年末 | 36,900 | – | 1,396 | 3,406 | 2,906 | 1,002 | 733 | 46,343 |
| 賬面淨值 | 70,495 | 15,598 | 2,583 | 1,860 | 426 | 612 | 716 | 92,290 |

發電設施及其他設備均為香港以外之自由產業。

## 10. 在建工程

| | 綜合 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 年初結餘 | 5,149 | 2,811 | 2,909 |
| 添置 | 8,650 | 8,498 | 6,132 |
| 轉至發電設施及其他設備*(見附註9)* | (8,041) | (6,160) | (6,230) |
| 轉至投資物業 | (2,055) | – | – |
| 年末結餘 | 3,703 | 5,149 | 2,811 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 年初結餘 | 3,704 | 2,811 | 2,909 |
| 添置 | 8,040 | 7,053 | 6,132 |
| 轉至發電設施及其他設備*(見附註9)* | (8,041) | (6,160) | (6,230) |
| 年末結餘 | 3,703 | 3,704 | 2,811 |

**母公司**

母公司的在建工程包括有關中壓輸電及配電設施建設產生的借貸成本。於2009年、2008年及2007年資本化的借貸成本分別為98,000,000披索、53,000,000披索及58,000,000披索。

**Rockwell**

如附註8 (a)所披露，Rockwell與母公司訂立一份項目發展協議，以在奧迪加中心(Ortigas Center)的Meralco Compound建造BPO樓宇。2008年的在建工程代表建設BPO樓宇產生的有關成本。BPO已於2009年7月完工，並重新分類為投資物業。

於2009年、2008年及2007年，資本化一般借貸成本分別為25,000,000披索、75,000,000披索及2,000,000披索。

於2009年、2008年及2007年，綜合資本化比率分別介乎8.6%至8.8%、7.7%至8.5%及8.2%至9.4%。

**11. 於附屬公司、聯營公司及一間合營公司之投資**

於下列聯營公司及一間合營公司的投資乃按權益法列賬：

| | 註冊成立國家 | 主要業務 | 擁有百分比 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **聯營公司** | | | | | |
| First Private Power Corporation and Subsidiary (FPPC) | 菲律賓 | 發電 | 40 | 40 | 40 |
| Batangas Cogeneration Corporation (Batangas Cogen)* | 菲律賓 | 發電 | – | 38 | 38 |
| General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI) | 菲律賓 | 銷售測量產品及服務 | 35 | 35 | 35 |
| **合營公司** | | | | | |
| Indra Philippines, Inc.(Indra，前稱Soluziona Philippines, Inc.) | 菲律賓 | 管理及資訊科技顧問 | 50 | 50 | 50 |

* *於2004年停止業務營運。*

於聯營公司及一間合營公司投資之詳情及變動如下：

| | 綜合 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 收購成本： | | | |
| 年初結餘 | 465 | 465 | 655 |
| 資本回報 | (6) | – | (190) |
| 年末結餘 | 459 | 465 | 465 |
| 於盈利淨額之累計權益： | | | |
| 年初結餘 | 760 | 859 | 623 |
| 本年度盈利淨額之權益 | 246 | 188 | 327 |
| 股份重估增值之折舊 | 129 | 169 | 169 |
| 已收股息 | (1,100) | (456) | (260) |
| 資本回報 | 6 | – | – |
| 年末結餘 | 41 | 760 | 859 |
| 分佔一間聯營公司之重估增值： | | | |
| 年初結餘 | 129 | 298 | 467 |
| 股份重估增值之折舊 | (129) | (169) | (169) |
| 年末結餘 | – | 129 | 298 |
| 分佔一間聯營公司之累計換算調整 | 682 | 682 | (14) |
| | 1,182 | 2,036 | 1,608 |

聯營公司及一間合營公司投資之賬面值如下：

| | 綜合 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 聯營公司： | | | |
| FPPC | 965 | 1,835 | 1,420 |
| GEPMICI | 64 | 66 | 80 |
| 合營公司： | | | |
| Indra | 153 | 135 | 108 |
| | 1,182 | 2,036 | 1,608 |

於2009年，母公司已收取Batangas Cogen的6,000,000披索，列作資本回報。

於2007年10月，該公司收取FPPC的190,000,000披索，列作資本回報。

FPPC及GEPMICI的簡明財務資料如下：

| | 2009年 | | 2008年 | | 2007年 | |
|---|---|---|---|---|---|---|
| | FPPC | GEPMICI | FPPC | GEPMICI | FPPC | GEPMICI |
| | (以百萬披索列示) | | | | | |
| 流動資產 | 2,686 | 199 | 1,379 | 230 | 3,472 | 251 |
| 非流動資產 | 2,268 | 13 | 4,644 | 15 | 1,807 | 15 |
| 流動負債 | (193) | (31) | (447) | (58) | (420) | (37) |
| 非流動負債 | (2,351) | – | (2,619) | – | (2,219) | – |
| 資產淨額 | 2,410 | 181 | 2,957 | 187 | 2,640 | 229 |
| 收入 | 973 | 377 | 1,210 | 396 | 2,458 | 518 |
| 成本及開支 | (437) | (335) | (758) | (359) | (1,358) | (489) |
| 淨收益 | 536 | 42 | 452 | 37 | 1,100 | 29 |

母公司就其於Indra的50%權益有關的資產、負債、收入及開支的權益總額如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 流動資產 | 472 | 549 | 204 |
| 非流動資產 | 146 | 85 | 51 |
| 流動負債 | (278) | (322) | (112) |
| 非流動負債 | (22) | (44) | (33) |
| 資產淨額 | 318 | 268 | 110 |
| 收入 | 921 | 832 | 325 |
| 成本及開支 | (834) | (777) | (312) |
| 淨收益 | 87 | 55 | 13 |

於母公司財務報表中，於附屬公司、聯營公司及一間合營公司之投資按原值列賬。

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | *(以百萬披索列示)* | | |
| 股份之原值： | | | |
| 附屬公司 | 1,777 | 1,773 | 1,311 |
| 聯營公司 | 452 | 458 | 458 |
| 合營公司 | 891 | 7 | 7 |
| | 3,120 | 2,238 | 1,776 |

母公司之附屬公司、聯營公司及合營公司乃非上市實體。

## 12. 投資物業

| | 綜合 2009年 | | |
|---|---|---|---|
| | 土地 | 樓宇及裝修 | 總計 |
| | (以百萬披索列示) | | |
| 年初結餘 | 3,628 | 4,335 | 7,963 |
| 添置 | – | 52 | 52 |
| 轉自發電設施及其他設備 | 676 | – | 676 |
| 公允價值變動之收益淨額 | 79 | 117 | 196 |
| 轉至發電設施及其他設備 | (17) | (27) | (44) |
| 轉自在建工程 | – | 2,055 | 2,055 |
| 轉至土地及開發成本 | – | (5) | (5) |
| 年末結餘 | 4,366 | 6,527 | 10,893 |

| | 綜合 2008年 | | |
|---|---|---|---|
| | 土地 | 樓宇及裝修 | 總計 |
| | (以百萬披索列示) | | |
| 年初結餘 | 3,564 | 4,243 | 7,807 |
| 添置 | – | 48 | 48 |
| 公允價值變動之收益淨額 | 64 | 44 | 108 |
| 年末結餘 | 3,628 | 4,335 | 7,963 |

| | 綜合 2007年 | | |
|---|---|---|---|
| | 土地 | 樓宇及裝修 | 總計 |
| | (以百萬披索列示) | | |
| 年初結餘 | 1,745 | 3,937 | 5,682 |
| 添置 | – | 74 | 74 |
| 轉自土地及開發成本 | 1,522 | – | 1,522 |
| 公允價值變動之收益淨額 | 297 | 274 | 571 |
| 轉至土地及開發成本 | – | (34) | (34) |
| 轉至發電設施及其他設備 | – | (8) | (8) |
| 年末結餘 | 3,564 | 4,243 | 7,807 |

| | 母公司 2009年 | | |
|---|---|---|---|
| | 土地 | 樓宇及裝修 | 總計 |
| | (以百萬披索列示) | | |
| 年初結餘 | 849 | 225 | 1,074 |
| 公允價值變動之收益／(虧損)淨額 | 20 | (62) | (42) |
| 轉自發電設施及其他設備 | 676 | – | 676 |
| 轉至發電設施及其他設備 | (17) | – | (17) |
| 年末結餘 | 1,528 | 163 | 1,691 |

母公司於2008年及2007年12月31日的土地為849,000,000披索。於2008年及2007年12月31日，樓宇及裝修為225,000,000披索。

投資物業由持作資本升值的物業及出租予關連方及第三方的物業。於2009年、2008年及2007年，投資物業所賺得租金收入分別為566,000,000披索、542,000,000披索及516,000,000披索。2009年、2008年及2007年產生的直接經營開支分別為141,000,000披索、123,000,000披索及129,000,000披索。

於2009年、2008年及2007年12月31日，母公司及Rockwell的投資物業分別由獨立專業資格評值公司Asian Appraisal Company, Inc.及Vitale Valuation Services, Inc.估值。公允價值指資產於估值日期可由知情及願意的買家及知情及願意的賣家按公平原則買賣的金額。

物業估值乃透過使用「收入法」達致。收入法衡量商場的租賃業務產生的淨收入（包括停車費），然後按照相應投資回報加上折舊的適當準備率資本化，以顯示物業可在公開市場環境下公平提供的估值。於Rockwell Center持作租賃的其他投資物業及持作升值土地的估值乃透過使用「市場比較法」達致。市場比較法以審慎買家不會購買費用超過其收購同等所需替代土地或地盤的假設為基礎。此方法主要以銷售及上市為基礎，並對銷售時間、選址及目標地塊所在的臨近可比地塊的一般特定進行調整。

## 13. 遞延轉嫁燃料成本及其他非流動資產

### 遞延轉嫁燃料成本

遞延轉嫁燃料成本指母公司的主要IPP，即FGPC及FGP Corp.統稱為「First Gas」，見附註25、26及35 (c)已訂約但尚未消耗天然氣的數量及成本的賬單金額，原因是母公司2002年至2004年及2006年期間自First Gas廠房之調度額低於購電協議（見附註35)項下訂明之能力水平。2005年及2007年至2009年期間概無未消耗燃氣之額外賬單金額。。

於2005年，First Gas就母公司的記賬總額為231,000,000美元，相當於總熱值(GJGCV)為44,000,000十億焦耳，相當於2002年至2004年未消耗燃氣。

母公司支付未消耗燃氣的責任已獲延遲，直至First Gas與燃氣賣家(Shell Philippines Exploration B.V.、Shell Philippines LLC、Texaco Philippines, Inc.及PNOC Exploration Corporation)在彼等訂立燃氣買賣協議下的爭端獲解決。於2006年3月22日，First Gas與燃氣賣家簽署和解協議，該協議已於2006年5月31日生效。根據母公司與First Gas訂立的電力購買協議，First Gas於和解協議下的付款責任已轉至母公司。

根據和解協議之條款，索償總額由231,000,000美元減少至148,000,000美元，從2005年10月1日生效（減去2006年1月31日就燃氣消耗量超過2005年無論消耗均需付款數量而確認的相應信貸13,000,000美元）。

於2006年，母公司收取First Gas的臨時發票，即燃氣賣方就燃氣發電廠於2006年未能消耗的無論消耗均需付款數量開具的賬單9,380,000美元。First Gas知會母公司，First Gas正在就上述金額進行正式爭論，而有關臨時發票的付款須待爭論解決後方可作實。有關爭論目前正按國際商會(ICC)仲裁規則根據GSPA條款進行仲裁。First Gas的立場是，First Gas電廠實際消耗量超過彼等各自於2006年的無論消耗均需付款量，因為燃氣賣方的計算並無計入不可抗力事件。母公司於2006年就First Gas確認的賬單分別為9,380,000美元（相當於2009年、2008年及2007年分別為433,000,000披索、446,000,000披索及387,000,000披索，於綜合及母公司財務狀況表中作為「遞延轉嫁燃料成本產生負債之流動部分」之一部分計入「應付貿易賬款及其他應付款項」）。於2009年、2008年及2007年，並無未消耗燃氣的額外賬單。

根據First Gas與燃氣賣方訂立之付款延期協議，First Gas獲許消耗存積燃氣直至2014年。存積燃氣消耗規定First Gas電廠須超過當年的無論消耗均須付款燃氣量，而任何超過規定量的消耗量則可計入存積燃氣。根據電廠的最新營運數據，母公司認為，經和解協議允許，存積燃氣將於直至2014年12月的指定期間內消耗。

遞延轉嫁燃料成本（即剩餘未消耗燃氣）於2009年、2008年及2007年12月31日分別為3,161,000,000披索、3,792,000,000披索、4,896,000,000披索。

未消耗燃氣負債的非流動部分於2007年12月31日為692,000,000披索，列作「遞延轉嫁燃料成本產生之負債」賬項。於2009年及2008年12月31日，負債並無非流動部分。於2009年、2008年及2007年12月31日，流動部分分別為433,000,000披索、1,242,000,000披索及2,043,000,000披索，於綜合及母公司財務狀況表中列作「應付貿易賬款及其他應付款項」（見附註25）。

**其他非流動資產**

| | 綜合 | | |
|---|---|---|---|
| | **2009年** | **2008年** | **2007年** |
| | *（以百萬披索列示）* | | |
| 遞延輸入增值稅 *（見附註2及25）* | 4,467 | 4,789 | 3,801 |
| 未結賬應收款項－扣除即期部分 *（見附註2(II)(a)及2(II)(d)）* | 5,406 | 2,250 | 9,683 |
| SC GRAM案例退還金額 *（見附註2(II)(b)）* | 780 | 780 | 780 |
| 應收國內稅務局(BIR)款項－扣除流動部分 *（見附註34(a)(2)）* | 577 | 577 | 577 |
| 商譽 | 363 | 363 | 363 |
| 可供銷售投資 *（見附註31）* | 356 | 403 | 404 |
| 非流動衍生資產－扣除2009年、2008年及2007年之流動部分分別為11,000,000披索、19,000,000披索及117,000,000披索 *（見附註17、20、30及31）* | 172 | 102 | 183 |
| 附屬公司之非流動應收款項 *（見附註15）* | 54 | 115 | 49 |
| 其他 | 1,187 | 614 | 373 |
| | 13,362 | 9,993 | 16,213 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 遞延輸入增值税 *(見附註2及25)* | 4,466 | 4,789 | 3,801 |
| 未結賬應收税項－扣除即期部分 *(見附註2(II)(a))* | 5,406 | 2,250 | 9,683 |
| SC GRAM案例退還金額 *(見附註2(II)(b))* | 780 | 780 | 780 |
| 應收BIR款項－扣除即期部分 *(見附註34(a)(2))* | 577 | 577 | 577 |
| 可供銷售投資 *(見附註31)* | 98 | 146 | 146 |
| 衍生資產－扣除2009年、2008年及2007年之流動部分分別為11,000,000披索、19,000,000披索及83,000,000披索 *(見附註17、30及31)* | 172 | 102 | 173 |
| 其他 | 701 | 453 | 289 |
| | 12,200 | 9,097 | 15,449 |

**a.　未結賬應收賬款**

未結賬應收賬款指母公司產生的購電成本，經ERC批准，將於收集期間記賬。根據該等收集期間，未結賬發電成本的流動及非流動部分如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 流動部分(列為「應收賬款及其他應收款項－未結賬」賬項 *(見附註15)* | 5,537 | 20,078 | 17,189 |
| 非流動部分* | 6,186 | 3,030 | 10,463 |
| | 11,723 | 23,108 | 27,652 |

*　*包括於2009年、2008年及2007年GRAM案例退還金額780,000,000披索。*

於2007年6月7日，Joint Congressional Power Commission批准能源部(DOE)修訂EPIRA的實施細則IRR第3節第4(e)條。該修訂豁免轉嫁電力賬單部分的修訂在IRR下的司法及聆訊規定。不久後，ERC發出2006年9月1日法令，允許母公司於2007年7月起自動向客戶更新發電及系統損耗費。此舉可避免母公司進一步累計未結賬發電成本。

**b.　可供銷售投資**

綜合財務狀況表內之可供銷售投資主要包括於Rockwell Leisure Club, Inc.之投資，於2009年12月31日為242,000,000披索，於2008年及2007年12月31日為241,000,000披索。其他可供銷售投資為於以公允價值列賬之其他俱樂部股份的投資及於以公允價值列賬減去減值撥備普通股之投資。可供銷售投資之未變現公允價值收益(扣除稅項影響)於2009年、2008年及2007年12月31日分別為71,000,000披索、47,000,000披索及68,000,000披索。

| | 綜合 | | |
|---|---|---|---|
| | **2009年** | **2008年** | **2007年** |
| | *(以百萬披索列示)* | | |
| 報價 | 334 | 329 | 330 |
| 無報價 | 22 | 74 | 74 |
| | 356 | 403 | 404 |

| | 母公司 | | |
|---|---|---|---|
| | **2009年** | **2008年** | **2007年** |
| | *(以百萬披索列示)* | | |
| 報價 | 79 | 75 | 75 |
| 無報價 | 19 | 71 | 71 |
| | 98 | 146 | 146 |

報價可供銷售投資指會所股份並以市場所公佈掛牌價按公允價值計賬。2009年、2008年及2007年報價可供銷售投資之公允價值變動(扣除稅務影響)分別為收益24,000,000披索、虧損21,000,000披索及收益25,000,000披索，此外綜合全面收益表所示。

無掛牌可供銷售投資指於非上市公司普通股之投資。無掛牌可供銷售投資之公允價值不可釐定，故按成本減減值撥備計賬。

於截至2009年、2008年及2007年12月31日止年度，該公司於無報價普通股之投資確認所得股息收入分別為1,000,000披索、零及2,000,000披索。

該公司並無上市可供銷售投資。

## 14. 現金及現金等值項目

| | 綜合 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 手頭及銀行現金 | 6,399 | 3,601 | 2,641 |
| 現金等值項目 | 10,669 | 1,801 | 2,235 |
| | 17,068 | 5,402 | 4,876 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 手頭及銀行現金 | 5,244 | 2,861 | 2,067 |
| 現金等值項目 | 10,186 | 1,162 | 1,995 |
| | 15,430 | 4,023 | 4,062 |

銀行現金按現行市場存款利率附息。現金等值項目為短期投資，投資期為一至三十日不等，視乎該公司之即時現金需求而定，並按各自之短期投資利率附息。

## 15. 應收賬款及其他應收款項

| | 綜合 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 應收賬款： | | | |
| 結賬 | | | |
| 住宅 | 5,337 | 5,779 | 7,588 |
| 商業 | 6,988 | 7,179 | 5,200 |
| 工業 | 2,469 | 3,491 | 2,930 |
| 街燈 | 452 | 421 | 60 |
| 未結賬*見附註2II及13* | 5,537 | 20,078 | 17,189 |
| 附屬公司之應收賬款－扣除於2009年、2008年及2007年12月31日之非流動部分分別為54,000,000披索、115,000,000披索及49,000,000披索 | 1,759 | 1,373 | 752 |
| 其他*(見附註26)* | 1,074 | 1,204 | 1,063 |
| | 23,616 | 39,525 | 34,782 |
| 減壞賬撥備 | 2,322 | 2,019 | 1,376 |
| | 21,294 | 37,506 | 33,406 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 應收賬款： | | | |
| 結賬 | | | |
| 住宅 | 5,337 | 5,779 | 7,588 |
| 商業 | 6,988 | 7,179 | 5,200 |
| 工業 | 2,469 | 3,491 | 2,930 |
| 街燈 | 452 | 421 | 60 |
| 未結賬*見附註2II (a)及13* | 5,537 | 20,078 | 17,189 |
| 其他*(見附註26)* | 1,293 | 1,699 | 1,429 |
| | 22,076 | 38,647 | 34,396 |
| 減壞賬撥備 | 2,144 | 1,994 | 1,185 |
| | 19,932 | 36,653 | 33,211 |

母公司的應收款項包括轉嫁成本費用及配電費用。結賬應收款項通常應於結賬日期後十日內支付。未結賬應收款項指母公司產生的轉嫁成本，有關成本將於下一月記在客戶賬上。母公司之應收款項為免息，以票據存款作抵押。

有關關連方應收款項之條款及條件，請參閱附註26。

壞賬撥備變動如下：

| | 綜合 | | | | |
|---|---|---|---|---|---|
| | 2009年 | | | | |
| | 年初 | 撥備 | 收回 | 撇銷 | 年末 |
| | | *(見附註28)* | *(見附註28)* | | |
| | (以百萬披索列示) | | | | |
| 母公司之結賬應收賬款： | | | | | |
| 住宅 | 774 | 319 | (84) | (480) | 529 |
| 商業 | 608 | 478 | (8) | (71) | 1,007 |
| 工業 | 267 | 22 | (8) | (22) | 259 |
| 街燈 | 278 | 26 | (1) | (10) | 293 |
| | 1,927 | 845 | (101) | (583) | 2,088 |
| 其他應收款項 | 92 | 148 | (6) | – | 234 |
| | 2,019 | 993 | (107) | (583) | 2,322 |

| | 綜合 2009年 | | | | | |
|---|---|---|---|---|---|---|
| | 住宅 | 商業 | 工業 | 街燈 | 其他 | 總計 |
| | (以百萬披索列示) | | | | | |
| 個別減值 | 452 | 303 | 187 | 87 | 185 | 1,214 |
| 共同減值 | 77 | 704 | 72 | 206 | 49 | 1,108 |
| 總計 | 529 | 1,007 | 259 | 293 | 234 | 2,322 |

| | 綜合 2008年 | | | | |
|---|---|---|---|---|---|
| | 年初 | 撥備 (見附註28) | 收回 (見附註28) | 撇銷 | 年末 |
| | (以百萬披索列示) | | | | |
| 母公司之結賬應收賬款： | | | | | |
| 住宅 | 317 | 1,061 | (75) | (529) | 774 |
| 商業 | 635 | 110 | (13) | (124) | 608 |
| 工業 | 161 | 197 | (4) | (87) | 267 |
| 街燈 | 9 | 277 | (1) | (7) | 278 |
| | 1,122 | 1,645 | (93) | (747) | 1,927 |
| 其他應收款項 | 254 | 14 | – | (176) | 92 |
| | 1,376 | 1,659 | (93) | (923) | 2,019 |

| | 綜合 2008年 | | | | | |
|---|---|---|---|---|---|---|
| | 住宅 | 商業 | 工業 | 街燈 | 其他 | 總計 |
| | (以百萬披索列示) | | | | | |
| 個別減值 | 661 | 183 | 193 | 83 | – | 1,120 |
| 共同減值 | 113 | 425 | 74 | 195 | 92 | 899 |
| 總計 | 774 | 608 | 267 | 278 | 92 | 2,019 |

| | 綜合 2007年 | | | | |
|---|---|---|---|---|---|
| | 年初 | 撥備 (見附註28) | 收回 (見附註28) | 撇銷 | 年末 |
| | (以百萬披索列示) | | | | |
| 母公司之結賬應收賬款： | | | | | |
| 住宅 | 272 | 339 | (94) | (200) | 317 |
| 商業 | 503 | 173 | (5) | (36) | 635 |
| 工業 | 167 | 99 | (4) | (101) | 161 |
| 街燈 | 12 | 3 | (1) | (5) | 9 |
| | 954 | 614 | (104) | (342) | 1,122 |
| 其他應收款項 | 241 | 132 | (66) | (53) | 254 |
| | 1,195 | 746 | (170) | (395) | 1,376 |

| | 綜合 2007年 | | | | | |
|---|---|---|---|---|---|---|
| | 住宅 | 商業 | 工業 | 街燈 | 其他 | 總計 |
| | (以百萬披索列示) | | | | | |
| 個別減值 | 271 | 191 | 116 | 3 | – | 581 |
| 共同減值 | 46 | 444 | 45 | 6 | 254 | 795 |
| 總計 | 317 | 635 | 161 | 9 | 254 | 1,376 |

| | 母公司 2009年 | | | | |
|---|---|---|---|---|---|
| | 年初 | 撥備 | 收回 | 撇銷 | 年末 |
| | (以百萬披索列示) | | | | |
| 母公司之結賬應收賬款 | 1,927 | 743 | 101 | (683) | 2,088 |
| 關連方 | 18 | 4 | – | (16) | 6 |
| 其他應收款項 | 49 | 1 | – | – | 50 |
| | 1,994 | 748 | 101 | (699) | 2,144 |

| | 母公司 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2009年 | | | | | | |
| | 住宅 | 商業 | 工業 | 街燈 | 關連方 | 其他 | 總計 |
| | *(以百萬披索列示)* | | | | | | |
| 個別減值 | 452 | 303 | 187 | 87 | 6 | – | 1,035 |
| 共同減值 | 77 | 704 | 72 | 206 | – | 50 | 1,109 |
| 總計 | 529 | 1,007 | 259 | 293 | 6 | 50 | 2,144 |

| | 母公司 | | | | |
|---|---|---|---|---|---|
| | 2008年 | | | | |
| | 年初 | 撥備 | 收回 | 撇銷 | 年末 |
| | *(以百萬披索列示)* | | | | |
| 母公司之結賬應收賬款 | 1,122 | 1,645 | (93) | (747) | 1,927 |
| 關連方 | 14 | 5 | – | (1) | 18 |
| 其他應收款項 | 49 | – | – | – | 49 |
| | 1,185 | 1,650 | (93) | (748) | 1,994 |

| | 母公司 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2008年 | | | | | | |
| | 住宅 | 商業 | 工業 | 街燈 | 關連方 | 其他 | 總計 |
| | *(以百萬披索列示)* | | | | | | |
| 個別減值 | 661 | 183 | 193 | 83 | 18 | – | 1,138 |
| 共同減值 | 113 | 425 | 74 | 195 | – | 49 | 856 |
| 總計 | 774 | 608 | 267 | 278 | 18 | 49 | 1,994 |

| | 母公司 | | | | |
|---|---|---|---|---|---|
| | 2007年 | | | | |
| | 年初 | 撥備 | 收回 | 撇銷 | 年末 |
| | *(以百萬披索列示)* | | | | |
| 母公司之結賬應收賬款 | 954 | 614 | (104) | (342) | 1,122 |
| 關連方 | 168 | 5 | – | (159) | 14 |
| 其他應收款項 | – | 49 | – | – | 49 |
| | 1,122 | 668 | (104) | (501) | 1,185 |

| | 住宅 | 商業 | 工業 | 街燈 | 關連方 | 其他 | 總計 |
|---|---|---|---|---|---|---|---|
| | 母公司 2007年 (以百萬披索列示) | | | | | | |
| 個別減值 | 271 | 191 | 116 | 3 | 14 | – | 595 |
| 共同減值 | 46 | 444 | 45 | 6 | – | 49 | 590 |
| 總計 | 317 | 635 | 161 | 9 | 14 | 49 | 1,185 |

## 16. 存貨

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | 綜合 (以百萬披索列示) | | |
| 原料及消耗品－按可變現淨額列賬 | 1,801 | 1,563 | 1,525 |
| 作銷售之多層大廈單位－按成本 | 56 | 85 | 13 |
| | 1,857 | 1,648 | 1,538 |

該公司之原料及消耗品成本於2009年、2008年及2007年12月31日分別為1,862,000,000披索、1,638,000,000披索及1,680,000,000披索。

母公司之原料及消耗品於2009年、2008年及2007年12月31日分別有1,751,000,000披索、1,525,000,000披索及1,491,000,000披索乃按其可變現淨值列賬。原料及消耗品成本於2009年、2008年及2007年12月31日分別為1,812,000,000披索1,600,000,000披索及1,645,000,000披索。

## 17. 其他流動資產

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | 綜合 (以百萬披索列示) | | |
| 支付予供應商之預付款 | 1,197 | 957 | 37 |
| 可抵免預扣稅 | 515 | 652 | 360 |
| 預付所得稅 | 305 | – | – |
| 輸入增值稅 | 177 | 75 | – |
| 預付成本 | 83 | 38 | – |
| 衍生資產 *(見附註13、20、30及31)* | 11 | 19 | 117 |
| 預付可抵免預扣稅 *(見附註23)* | – | 431 | 1,037 |
| 稅項抵免憑證 | – | 90 | 140 |
| 其他 | 182 | 3 | 279 |
| | 2,470 | 2,265 | 1,970 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 可抵免預扣稅 | 396 | 511 | 197 |
| 預付所得稅 | 305 | – | – |
| 衍生資產*(見附註13、20、30及31)* | 11 | 19 | 83 |
| 支付予供應商之預付款 | 13 | 26 | 37 |
| 預付可抵免預扣稅*(見附註23)* | – | 431 | 1,037 |
| 其他 | 8 | 9 | 7 |
| | 733 | 996 | 1,361 |

預付可抵免預扣稅指就第四階段退款(見附註23)向BIR作出之匯款。該等款項將於第四階段實際退款後用於向BIR支付應付之預扣稅。於2009年12月31日，431,000,000披索及71,000,000披索已分別匯出及使用。

## 18. 權益

### a. 普通股

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 普通股－面值10披索 | | | |
| 法定－1,250,000,000股 | 12,500 | 12,500 | 12,500 |
| 已發行－2009年、2008年及2007年分別為1,127,270,820股、1,103,768,012股及1,103,342,882股 | 11,273 | 11,038 | 11,033 |

普通股變動如下：

| | 股份數目 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| 已發行： | | | |
| 年初結餘 | 1,103,768,012 | 1,103,342,882 | 998,812,167 |
| 發行股份*(見附註(9))* | 23,502,808 | 425,130 | 104,530,715 |
| 年末結餘 | 1,127,270,820 | 1,103,768,012 | 1,103,342,882 |

於2007年2月26日，董事會批准一項決議案，將母公司法定股本由13,800,000,000披索(由面值均為10披索之1,080,000,000股普通股及300,000,000股優先股組成)增加至15,500,000,000披索(由面值均為10披索之1,250,000,000股普通股及300,000,000股優先股組成)。

於2007年2月26日，董事會批准一項決議案，取消將股本分類為「A」類及「B」類股份。取消分類股份實際上僅會取消Filipino citizens、公司或聯營公司擁有「A」類股份之限制並允許外國人認購股份。

於2007年8月22日，證券交易委員會批准母公司增加法定股本及取消「A」類及「B」類股份分類之申請，並於2007年9月3日生效。

b. **發電設施及其他設備重估增加及分佔聯營公司之重估增值**

於轉變至菲律賓財務報告準則日期(2004年1月1日)，母公司根據菲律賓財務報告準則1獲允許使用一項自願豁免，及選擇以2004年1月1日確定於重估日期可與公允價值作廣泛比較之視作成本計量「發電設施及其他」。於2007年1月1日過度至IFRS時，母公司選擇使用根據PFRS確定之視作成本。

c. **保留盈利**

於2006年12月18日，董事會議決在2007年下屆股東大會上呈請股東批准相當於母公司已發行股本10%之股息。就此，董事會以相同方式批准一項決議案，將1,000,000,000披索未分配保留盈利轉撥至已分配保留盈利。

於2007年5月21日，董事會宣佈派相當於母公司已發行普通股股本10%之股息。就此，證券交易委員會於2007年8月22日批准，向於2007年9月10日記錄日期之普通股股東發行100,256,130股每股面值為10披索之股份，總額為1,006,000,000披索。

於2008年3月17日，董事會批准「作為一項公共設施，母公司之政策為，在計入會計經營業績、現金流量、債務契約、資本開支水平及流動資金後，每年在其非限制保留盈利中宣派股息。董事會將以決議案方式釐定具體金額、日期及有權收取有關股息之股東」之股息政策。

同日，董事會以相同方式批准，向於2008年4月16日之記錄普通股股東宣派股息，於2008年5月13日應付之股息率為每股0.5披索。另一批現金股息已獲批准宣派予於2008年9月25日之記錄普通股股東，股息率為每股普通股0.5025披索。現金股息已於2008年10月21日支付。於2008年宣派及支付之現金股息總額為1,103,000,000披索。

於2008年12月15日，董事會批准將4,198,000,000披索之非限制保留盈利分配至豁然負債。

於2009年5月26日，董事會批准向於2009年6月9日之所有記錄普通股股東宣派每股1.00披索之現金股息。於2009年10月29日，董事會向於2009年11月13日之所有記錄普通股股東宣派每股1.50披索之現金股息。於2009年已宣派及支付之現金股息總額為2,695,000,000披索。

於2010年2月22日，董事會批准撥回於2008年12月31日先前分配至有關未收回款項之豁然負債之已分配保留盈利4,198,000,000披索，其後經ERC批准。同時，董事會批准在母公司於2009年12月31日之非限制保留盈利結餘中分配6,000,000,000披索作計劃的業務擴張。

此外，董事會批准宣派相當於核心盈利50%(可能由按「回溯」基準的特別股息所補充)定期股息之經修訂股息政策。

**d.　母公司權益變動表**

截至2009年、2008年及2007年12月31日止年度母公司權益變動表之變動如下：

(以百萬披索列示)

| | 普通股 (附註18) | 認購應收款項 (附註19) | 額外繳足股本 | 僱員以股份支付計劃 (附註19) | 可供出售儲備 (附註13) | 發電設施及其他設備重估增值 (附註18) | 未分派保留盈利(虧絀) (附註18) | 已分派保留盈利 (附註18) | 總權益 |
|---|---|---|---|---|---|---|---|---|---|
| 於2009年1月1日，菲律賓財務報告準則 | 11,038 | - | 2,932 | 268 | 57 | 19,765 | 11,636 | 4,198 | 49,894 |
| 採納國際財務報告準則 | - | - | - | - | - | (332) | (39) | - | (371) |
| 於2009年1月1日，經重新計量 | 11,038 | - | 2,932 | 268 | 57 | 19,433 | 11,597 | 4,198 | 49,523 |
| 淨收入 | - | - | - | - | - | - | 6,290 | - | 6,290 |
| 其他全面收入 | - | - | - | - | 5 | 38 | - | - | 43 |
| 全面收入總額 | - | - | - | - | 5 | 38 | 6,290 | - | 6,333 |
| 評值折舊增加撥入未撥用保留盈利 | - | - | - | - | - | (532) | 532 | - | - |
| 以股份支付之款項 | - | - | - | (153) | - | - | - | - | (153) |
| 發行股份 | 235 | (960) | 1,634 | - | - | - | - | - | 909 |
| 股息及其他 | - | - | - | - | - | - | (2,705) | - | (2,705) |
| | 235 | (960) | 1,634 | (153) | 5 | (494) | 4,117 | - | 4,384 |
| 於2009年12月31日 | 11,273 | (960) | 4,566 | 115 | 62 | 18,939 | 15,714 | 4,198 | 53,907 |
| 於2008年1月1日，菲律賓財務報告準則 | 11,033 | - | 2,931 | 152 | 57 | 20,131 | 14,299 | 200 | 48,803 |
| 採納國際財務報告準則 | - | - | - | - | - | (310) | (990) | - | (1,300) |
| 於2008年1月1日，經重新計量 | 11,033 | - | 2,931 | 152 | 57 | 19,821 | 13,309 | 200 | 47,503 |
| 淨收入 | - | - | - | - | - | - | 3,015 | - | 3,015 |
| 其他全面收入 | - | - | - | - | - | - | - | - | - |
| 全面收入總額 | - | - | - | - | - | - | 3,015 | - | 3,015 |
| 評值折舊增加撥入未撥用保留盈利 | - | - | - | - | - | (388) | 388 | - | - |
| 以股份支付之款項 | - | - | - | 116 | - | - | - | - | 116 |
| 發行股份 | 5 | - | 1 | - | - | - | - | - | 6 |
| 股息及其他 | - | - | - | - | - | - | (1,117) | - | (1,117) |
| 收回不足發電成本之撥款 | - | - | - | - | - | - | (4,198) | 4,198 | - |
| 撥款撥回 | - | - | - | - | - | - | 200 | (200) | - |
| | 5 | - | 1 | 116 | - | (388) | (1,712) | 3,998 | 2,020 |
| 於2008年12月31日 | 11,038 | - | 2,932 | 268 | 57 | 19,433 | 11,597 | 4,198 | 49,523 |

| | 普通股 (附註18) | 認購應收款項 (附註19) | 額外繳足股本 | 僱員以股份支付計劃 (附註19) | 可供出售儲備 (附註13) | 發電設施及其他設備重估增值 (附註18) | 未分派保留盈利(虧絀) (附註18) | 已分派保留盈利 (附註18) | 總權益 |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (以百萬披索列示) | | | | |
| 於2007年1月1日，菲律賓財務報告準則 | 9,988 | - | 2,918 | 79 | 39 | 20,545 | 10,285 | 1,200 | 45,054 |
| 採納國際財務報告準則 | - | - | - | - | - | (311) | (6,869) | - | (7,180) |
| 於2007年1月1日，經重新計量 | 9,988 | - | 2,918 | 79 | 39 | 20,234 | 3,416 | 1,200 | 37,874 |
| 淨收入 | - | - | - | - | - | - | 9,486 | - | 9,486 |
| 其他全面收入 | - | - | - | - | 18 | - | - | - | 18 |
| 全面收入總額 | - | - | - | - | 18 | - | 9,486 | - | 9,504 |
| 評值折舊增加撥入未撥用保留盈利 | - | - | - | - | - | (413) | 413 | - | - |
| 以股份支付之款項 | - | - | - | 73 | - | - | - | - | 73 |
| 發行股份 | 1,045 | - | 13 | - | - | - | - | - | 1,058 |
| 股息及其他 | - | - | - | - | - | - | (6) | (1,000) | (1,006) |
| | 1,045 | - | 13 | 73 | 18 | (413) | 9,893 | (1,000) | 9,629 |
| 於2007年12月31日 | 11,033 | - | 2,931 | 152 | 57 | 19,821 | 13,309 | 200 | 47,503 |

## 19. 以股份支付之款項計劃

母公司之以股份支付之款項計劃（計劃）使母公司及其附屬公司之正式僱員及母公司之退休人員有權於發售期間按指定購買價購買母公司之普通股，根據該計劃，付款及其他條款將於發售時界定。每股購買價不低於截至發售期間開始前兩周止30個曆日期間菲律賓證券交易所加權平均日收盤價之80%。計劃之條款（其中）包括所購買之股份須受2至3年持有期之限制，並具有選擇權可於購買價悉數支付前取消購買。於隨後之發售過程中向合資格參予者重新發售已取消之股份乃母公司之一貫政策。

於2009年，尚未完成之以股份支付之款項計劃包括第13次僱員購股計劃(ESPP)、第13-A次僱員購股計劃及第14次僱員購股計劃。

歷次購股計劃之主要條款如下：

| | 第12次 | 第13次 | 第13-A次 | 第14次 |
|---|---|---|---|---|
| 參與者 | 該公司所有正式員工及退休人員 | 該公司正式員工，包括截至2007年4月1日止符合正式員工資格之試用員工 | 於2007年5月1日至2008年12月間新僱傭之員工，且於2009年1月仍然在崗 | 該公司之正式、試用員工（包括退休人員） |
| 授出日期 | 2003年12月31日 | 2007年4月30日 | 2009年1月7日 | 2009年4月28日 |
| 發售價 | 每股13.00披索 | 每股62.00披索 | 每股51.00披索 | 每股74.00披索 |
| 發售期 | 2007年12月16日至31日 | 2007年5月16日至31日 | 2009年1月16日至30日 | 2009年5月16至31日 |
| 付款期 | 自2004年3月開始，為期5年 | 自2007年8月開始，為期5年 | 自2009年4月開始，為期5年 | 自2009年10月開始，為期5年 |
| 歸屬日期 | 2007年2月28日 | 2010年7月31日（加快至2009年7月31日） | 2012年3月30日 | 2012年9月30日 |
| 已認購之股份 | 8,500,000股 | 7,300,000股 | 400,000股 | 12,500,000股 |
| 每股購股權價值 | 10.71披索 | 51.06披索 | 26.26披索 | 46.99披索 |

所授出之以權益支付之購股權於授出日期之公允價值使用Black-Scholes期權模型進行估算，並計及購股權據以授出之條款及條件。以下為各次購股權授出時所採用之模型輸入值：

| | 第12次 | 第13次 | 第13-A次 | 第14次 |
|---|---|---|---|---|
| 歷史波幅(%) | 50.00 | 52.62 | 46.77 | 50.99 |
| 於授出日期之加權平均股價(P) | 18.70 | 62.00 | 51.00 | 74.00 |
| 無風險利率(%) | 10.28 | 4.67 | 5.60 | 5.77 |
| 購股權之預計年期(年) | 3.17 | 3.17 | 3.22 | 3.43 |
| 股息率(%) | – | – | – | – |

購股權之預計年期乃根據歸屬期計算。預期波幅反映該模型乃假設過往波幅可指示未來走勢，此假設亦未必與實際結果相符。於計量公允價值時並未計及已授出購股權之其他特性。

於各次購股計劃項下所認購股份之變動情況如下：

| | 2009年 | | | | |
|---|---|---|---|---|---|
| | 第12次 | 第13次 | 第13-A次 | 第14次 | 總計 |
| 於年初未行使 | 2,789,031 | 6,978,620 | – | – | 9,767,651 |
| 已認購 | – | – | 419,453 | 12,448,838 | 12,868,291 |
| 已取消 | – | (58,399) | (12,316) | (31,844) | (102,559) |
| 已贖回 | (2,789,031) | (5,008,902) | – | – | (7,797,933) |
| 於年終未行使 | – | 1,911,319 | 407,137 | 12,416,994 | 14,735,450 |

| | 2008年 | | | | |
|---|---|---|---|---|---|
| | 第12次 | 第13次 | 第13-A次 | 第14次 | 總計 |
| 於年初未行使 | 3,170,060 | 7,212,477 | – | – | 10,382,537 |
| 已認購 | – | – | – | – | – |
| 已取消 | – | (232,263) | – | – | (232,263) |
| 已贖回 | (381,029) | (1,594) | – | – | (382,623) |
| 於年終未行使 | 2,789,031 | 6,978,620 | – | – | 9,767,651 |

| | 2007年 | | | | |
|---|---|---|---|---|---|
| | 第12次 | 第13次 | 第13-A次 | 第14次 | 總計 |
| 於年初未行使 | 7,439,008 | 7,265,048 | – | – | 14,704,056 |
| 已贖回 | (4,256,411) | (52,571) | – | – | (4,308,982) |
| 已取消 | (12,537) | – | – | – | (12,537) |
| 於年終未行使 | 3,170,060 | 7,212,477 | – | – | 10,382,537 |

於2009年7月，董事會批准僱員購股計劃管理委員會之決議，將第13次授出之購股權之歸屬期縮短至2年。這導致授出成本之確認加速。於2009年、2008年及2007年，以股份支付之款項計劃所產生之總費用分別為301,000,000披索、116,000,000披索及73,000,000披索(見附註28)。

**20. 附息貸款及其他借款**

該公司之附息貸款及其他借款（包括嵌入式認購期權之價值）詳情、條款及到期情況如下：

| | 利率(%) | 到期時間 | 綜合<br>2009年 | 2008年 | 2007年 |
|---|---|---|---|---|---|
| | | | (以百萬披索列示) | | |
| **母公司** | | | | | |
| 菲律賓披索貸款，按季分期支付，以固定利率公司票據作為憑據* | 9% | 2013年 | 5,127 | 5,633 | 6,140 |
| 菲律賓披索貸款，按年分期支付，以浮動利率公司票據作為憑據 | 3個月PDST-F加1.1% | 2015年 | 3,900 | – | – |
| 菲律賓披索貸款，按半年分期支付，以浮動利率公司票據作為憑據 | 6個月PDST-F加1.5% | 2014年 | 3,000 | – | – |
| 菲律賓披索貸款，按年分期支付，以浮動利率公司票據作為憑據 | 8.7865% | 2014年 | 2,715 | – | – |
| 菲律賓披索貸款，以固定利率公司票據作為憑據 | 7.4683% | 2014年 | 1,600 | – | – |
| 菲律賓披索貸款，按季分期支付予政府實體 | 3.5% | 2011年 | 1 | 2 | 3 |
| 菲律賓披索貸款，按季度分期支付，以浮動利率公司票據作為憑據 | 3個月PDST-F加2% | 2013年 | – | 5,520 | 6,000 |
| 信貸總協議項下之歐元備用，按半年分期等額支付 | 5.56% | 2010年 | 35 | 71 | 98 |
| 信貸總協議項下之瑞士法郎備用，按半年分期等額支付 | 6個月倫敦同業拆借利率加0.7% | 2010年 | 19 | 38 | 48 |
| 信貸總協議項下之美元備用，按半年分期支付 | 6個月倫敦同業拆借利率加0.65% | 2009年 | – | 22 | 58 |
| | | | 16,397 | 11,286 | 12,347 |

| | 利率(%) | 到期時間 | 綜合 2009年 | 2008年 | 2007年 |
|---|---|---|---|---|---|
| | | | (以百萬披索列示) | | |
| **Rockwell－以Rockwell資產擔保** *(見附註8)* | | | | | |
| 公司票據 | 2009年固定利率8%，2008年固定利率8.5%及2007年固定利率8.2% | 2009年至2014年 | 1,860 | 2,000 | 1,000 |
| 借自本地各銀行貸款： | | | | | |
| 以披索計值 | 3個月PDST-F加2%；1個月PDST-F加2.25% | 2011年至2014年 | 1,060 | 398 | 521 |
| 以美元計值 | 3個月倫敦同業拆借利率加2% | 2009年 | – | 91 | 236 |
| | | | 2,920 | 2,489 | 1,757 |
| 長期債務總額*(a)* | | | 19,317 | 13,775 | 14,104 |
| 減未攤銷債務發行費用*(b)* | | | 123 | 80 | 91 |
| | | | 19,194 | 13,695 | 14,013 |
| 優先股*(c)* | | | 960 | 1,798 | 2,278 |
| | | | 20,154 | 15,493 | 16,291 |
| 減即期部分 | | | 2,920 | 2,265 | 2,122 |
| | | | 17,234 | 13,228 | 14,169 |

* *包括嵌入式認購期權價值*

| | 母公司 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 附息貸款及其他借款(a) | 16,397 | 11,286 | 12,347 |
| 減未攤銷債務發行費用 | 113 | 67 | 83 |
| | 16,284 | 11,219 | 12,264 |
| 優先股(c) | 960 | 1,798 | 2,278 |
| | 17,244 | 13,017 | 14,542 |
| 減即期部分 | 2,159 | 1,636 | 1,514 |
| | 15,085 | 11,381 | 13,028 |

**a.　長期債務**

- *母公司*

於2009年1月，母公司訂立了一份票據融資協議，發行2,715,000,000披索之固定利率票據(最終到期日為2014年1月)。固定利率票據之利率為8.7865%。

於2009年10月2日，母公司與一間本地銀行簽署了一份3,000,000,000披索之5年期雙邊有期協議。此筆貸款於2009年10月5日悉數動用，並將於2014年10月到期。此貸款按6個月PDST-F加1.5%之利率每半年重新定價。

於2009年12月9日，母公司就發行固定及浮動利率票據簽署了一份5,500,000,000披索之票據融資協議。1,600,000,000披索之固定利率票據利率為7.4683%，將於2014年到期，而3,900,000,000披索之浮動利率按3個月PDST-F加1.1%每季度重新定價。

母公司之流動貸款協議包含有關(其中包括)如下幾方面之若干限制：根據若干條件支付股息；處置大部分母公司資產；引發新增借款；及保持若干財務比率。於2009年、2008年及2007年12月31日，母公司已滿足該等貸款契約之規定。

母公司於其6,000,000,000披索利率為9%之第A批固定利率公司票據中擁有一項嵌入式認購期權(預付期權)，賦予母公司權利以相當於未償還本金額之105%加上從發行日期期起至第二年末產生之任何利息贖回全部或部分未償付票據。

母公司長期債務償還(不包括嵌入式認購期權之價值)之預期時間表如下所示：

| 年　份 | 歐元 | 原幣金額<br>瑞士法郎 | 菲律賓披索 | 合計<br>等值披索 |
|---|---|---|---|---|
| | | *(以百萬列示)* | | |
| 2010年 | 0.54歐元 | 0.44瑞士法郎 | 1,469披索 | 1,524披索 |
| 2011年 | – | – | 1,469 | 1,469 |
| 2012年 | – | – | 1,469 | 1,469 |
| 2013年 | – | – | 4,587 | 4,587 |
| 2014年 | – | – | 3,946 | 3,946 |
| 2015年 | – | – | 3,315 | 3,315 |
| | 0.54歐元 | 0.44瑞士法郎 | 16,255披索 | 16,310披索 |
| 等值披索 | 36披索 | 19披索 | 16,255披索 | 16,310披索 |

- *Rockwell*

於2007年7月19日，Rockwell與First Metro Investment及Philippine Commercial Capital, Inc.(聯席發行管理人及主承銷商)、Metropolitan Bank and Trust Company - Trust Banking Group(融資代理及抵押託管人)、及Philippine Commercial Capital, Inc. - Trust and Investment Group(付款代理人)就2,000,000,000披索之固定利率公司票據(「票據」)訂立固定利率公司票據融資協議(「協議」)，旨在為開發位於Meralco compound(見附註10)之BPO Building籌集資金。該票據包括兩批，即第1批及第2批，金額均為1,000,000,000披索。第1批已於2009年8月啟用。第2批分別於2008年2月28日及2008年7月30日啟用，每次各500,000,000披索。金額為1,400,000,000披索之公司票據應自2009年8月起分20個季度支付，其餘600,000,000披索之票據應於2014年8月到期時一次性支付。

直至到期日前之利率定為較7年PDST-F高75個基點，包含總收入稅。

協議包含有關保持若干財務比率之規定，如債務償還比率及權益負債率。於2009年、2008年及2007年12月31日，Rockwell已符合該等比率。

**借自各本地銀行及金融機構之貸款**

以披索計值。於2009年12月31日，借自本地銀行及金融機構按披索計值之貸款包括過渡性融資(大部分於2010年末償還)及定期貸款(於2014年12月之前償還)。來自本地銀行及金融機構按披索計值之貸款包括過渡性融資(已於2009年6月悉數支付)及定期貸款(已於2009年8月悉數結清)。

以美元計值。於2008年12月31日，尚未償還之以美元貸款總額為1,900,000美元，分兩個季度支付，已於2009年悉數支付。

於2009年、2008年及2007年12月31日，所有尚未清償之附息貸款及借款由以下兩項作為擔保：轉讓根據菲律賓財務報告準則確認之One Rockwell and Joya之應收款(未貼現總額分別為912,000,000披索、364,000,000披索及342,000,000披索)及按揭參預證書(金額分別為2,000,000,000披索、2,500,000,000披索及1,500,000,000披索)，此證書乃關於Power Plant Mall之一項按揭信託契約及其修訂及補充。

根據現有期限償還貸款之計劃如下：

| | **以百萬披索列示** |
|---|---:|
| 2010年 | 761 |
| 2011年 | 764 |
| 2012年 | 310 |
| 2013年及以後 | 1,085 |
| | 2,920 |

於2009年、2008年及2007年12月31日，應於5年內應償還之所有銀行貸款及其他貸款之利息總額分別為170,000,000披索、201,000,000披索及80,000,000披索。

b. 於2009年、2008年及2007年12月31日，與長期債務有關之未攤銷債務發行費用餘額分別為123,000,000披索、80,000,000披索及91,000,000披索,予以遞延並以債務之減少列示。

與長期債務有關之未攤銷債務發行費用之變動情況如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(以百萬披索列示)* | |
| 年初餘額 | 80 | 91 | 104 |
| 年內新增金額 | 97 | 7 | 8 |
| | 177 | 98 | 112 |
| 減年內攤銷*(見附註28)* | 54 | 18 | 21 |
| 年末餘額 | 123 | 80 | 91 |

c. 可贖回、不可換股優先股

優先股面值10披索，無參預權，不可換股，且與普通股一樣，對於優先股發行或其他形式之出售無優先購買權。優先股亦無投票權(法律明確規定者除外)。優先股股東有權獲得每年累積不超過20%之優先股股息，由董事會決定股息支付時間。如母公司之公司章程規定，已贖回之股份不被視作退市，可再發行。

優先股應每批不少於100,000股之批次滾動發行。同系列優先股股份應具有相同權利及限制。

B系列優先股可按母公司或持有人之意願於發行日期起五年內贖回，惟須提供90天之通知期。倘服務申請需延期或需要新配電設施，經當時之能源管理局(ERB)批准之母公司「服務條款及條件」要求電力服務之申請人認購每年股息10%之優先股以彌補此費用。從2005年4月8日起，母公司不再要求客戶認購優先股。居民電力用戶章程(章程)及配電服務開放線路規則(DSOAR)已對此進行修訂，允許用戶購買電力公司之優先股(如有)。

於截至2009年、2008年及2007年12月31日止，若干優先股股東之股息支票仍未支付。此三個年度之累積金額分別約為288,000,000披索、307,000,000披索及411,000,000披索。該等金額於綜合及母公司財務狀況表之「貿易及其他應付款」項目下呈列(見附註25)。

優先股之變動情況如下：

| | | 股份數量 | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| 年初餘額 | 266,364,384 | 243,415,560 | 251,911,810 |
| 贖回股份 | (55,435,729) | (19,447,517) | (8,496,250) |
| 重新分類 | – | 42,396,341 | – |
| 年末餘額 | 210,928,655 | 266,364,384 | 243,415,560 |

於截至2009年、2008年及2007年12月31日止，附息貸款及借款之利息費用分別為1,365,000,000披索、1,237,000,000披索及1,183,000,000披索(見附註28)。

## 21. 客戶按金

| | 綜合 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 電錶按金 | 1,389 | 1,538 | 1,578 |
| 電錶按金之應計利息 | 1,272 | 1,341 | 1,296 |
| | 2,661 | 2,879 | 2,874 |
| 減即期部分 *(見附註25)* | 1,372 | 457 | 237 |
| | 1,289 | 2,422 | 2,637 |
| 電費按金 | 15,774 | 14,448 | 13,060 |
| 電費按金之應計利息 | 8,685 | 7,733 | 6,981 |
| | 24,459 | 22,181 | 20,041 |
| 減即期部分 *(見附註25)* | 685 | 1,160 | 1,255 |
| | 23,774 | 21,021 | 18,786 |
| | 25,063 | 23,443 | 21,423 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 電錶按金 | 1,389 | 1,538 | 1,578 |
| 電錶按金之應計利息 | 1,272 | 1,341 | 1,296 |
| | 2,661 | 2,879 | 2,874 |
| 減即期部分 *(見附註25)* | 1,372 | 457 | 237 |
| | 1,289 | 2,422 | 2,637 |
| 電費按金 | 15,662 | 14,344 | 12,958 |
| 電費按金之應計利息 | 8,660 | 7,713 | 6,960 |
| | 24,322 | 22,057 | 19,918 |
| 減即期部分 *(見附註25)* | 684 | 1,158 | 1,255 |
| | 23,638 | 20,899 | 18,663 |
| | 24,927 | 23,321 | 21,300 |

**電錶按金**

電錶按金用於保證提供計量裝置。

於2004年6月17日，能源管理委員會(ERC)發佈家庭用戶章程。於2004年10月27日發佈了實施章程第7、8、14及28條之指引。根據章程，家庭用戶目前免於支付電錶按金。於章程生效之前，電錶按金可彌補計量裝置之50%成本。

於2006年1月18日，ERC發佈了DSOAR。根據DSOAR，非家庭用戶目前亦免於支付電錶按金。

於2008年6月4日，ERC發佈其2008系列第8號決議，批准「向家庭及非家庭用戶退還電錶按金之監管規則」。於能源調解委員會細化規則草案並於2008年3月26日完成公眾諮詢後，該等事宜得以落實。該等規則旨在向供電公司提供有關退還電錶按金及利息之參數。電錶按金之相關應計利息根據此規則進行更新。

該等規則之顯著特徵如下：

a. 開始退款–於該等規則生效後6個月內開始退款。

b. 退款持續時間–退款應於該等規則生效之日起66個月內完成。

c. 退款模式–客戶有權通過現金、記入其未來每月賬單或抵銷其他應付款及私營電力公司可能向起提起之申索之方式收取其退款。

d. 利息金額

*家庭用戶*

| | |
|---|---|
| • 於第95-21號決議生效或1995年9月22日之前支付電錶按金之用戶： | |
| – 從付款日期至1995年9月22日之前一日 | 6% |
| – 從1995年9月22日至實施章程第7、8、14及28條之指引生效前一日 | 10% |
| – 從章程指引生效之日起至退款開始 | 6% |
| • 於1995年9月22日或之後支付電錶按金之用戶 | 10% |

*非家庭用戶*

| | |
|---|---|
| • 於1995年9月22日之前支付電錶按金之用戶： | |
| – 從付款日期至1995年9月22日之前一日 | 6% |
| – 從1995年9月22日至DSOAR生效之前一日 | 10% |
| – 從DSOAR生效之日至退款開始之前一日 | 6% |
| • 於1995年9月22日或之後支付電錶按金之用戶 | 10% |

該等規則於2008年6月20日於一份流通廣泛之報章刊發，並於2008年7月5日或之後15日生效。

於2008年8月8日，根據ERC第8號決議，母公司向能源委員會提交將予供退款之電錶按金本金總額，於2008年6月30日，該金額為1,507,000,000披索。電錶按金實際退款時間自2008年11月3日開始。

截至2009年及2008年12月31日止年度，母公司分別退還了387,000,000披索及309,000,000披索之本金及利息。

**電費按金**

電費按金旨在保證用戶支付電費，按金金額預計相當於一個月之用電量或用戶之電費金額。

章程及DSOAR亦規定居民及非居民用戶必須分別支付電費按金，以保證其支付相當於彼等估算之每月賬單金額之電費。按金額須於一年後按實際每月電費進行調整。用戶連續三年提前或按時支付電費可於其終止電力供應前申請全額退還電費按金，包括應計利息。否則電費按金及利息將於電力供應結束後一個月內退還(所有電費付清後)。

有關用戶按金之利息，章程實施指引規定對於ERB第95-21號決議生效前訂立之服務合約，電錶按金之利率應為6%，對同期居民用戶電費按金之相應利率則未作規定。ERC第95-21號決議由當時之ERC於1995年8月3日發佈，允許用戶按金10%之利率。母公司之法律顧問認為由於服務合約內已協定該利率，故6%之利率對電費按金亦適用。根據章程，電費按金之利率應等於加權平均資本成本中採用之利率，否則利率應基於菲律賓央行批准之現行儲蓄存款利率。若為非居民用戶，DSOAR同樣規定母公司應對電費按金支付利息，利率相當於菲律賓央行批准之現行儲蓄存款利率。

DSOAR完全取代ERC第95-21號決議(經修訂)。於ERC日期為2006年11月3日致母公司信函中，其已闡明：「由於當前兩間大型商業銀行及菲律賓土地銀行(政府銀行)採用之利率為1%，故目前現行儲蓄存款利率為1%。」母公司於2007年1月24日致ERC之函件中闡明母公司對ERC規則及規定之解釋，即不論是否為居民用戶，於DSOAR生效前簽署服務合約之用戶可以獲得電錶按金及電費按金之利息，利率為6%或10%(視乎合約生效日期)。此外，對電費按金而言，按母公司加權平均資本成本計入之利率為10%，從2003年6月母公司之分類計價決定(經ERC批准)生效起計。

就DSOAR生效後非居民用戶簽署之服務合約而言，電費按金之利率為1%，倘為居民用戶，根據章程之規定，居民用戶繼續按母公司加權平均資本中採用之10%利率，直至採用新加權平均資本成本(不再計入電費按金)。

母公司相信上述解釋符合法律之規定並與ERC在章程實施指引中之解釋一致，並認為電錶按金及電費按金適用於相同之法律原則。

ERC於2007年4月致函母公司，回覆其日期為2007年1月24日之函件，認為居民電錶按金及電費按金受居民電力用戶憲章及其實施指引之規管，而非居民用戶電費按金利率應為10%或1%(視乎合約生效日期)。

有關非家庭用戶之電費按金利率，ERC堅持認為1995年9月ERC第95-21號決議生效之後，利率應由6%提高至10%，而不論合約日期為何。母公司並不認同，認為這一原則應於DSOAR生效後方可適用，因為ERC對母公司分類計價決定之前之合約日期仍堅持採用10%利率，即使DSOAR生效之後。此外，母公司強調DSOAR已經將利率由10%減少至1%，即現行儲蓄存款利率。據此，對於母公司分類計價決定前之合約日期，母公司認為電費按金利率應於DSOAR生效後由10%降至1%。

母公司堅信，有關電費按金利率問題，仍然存在若干法律障礙及與ERC會過往聲明不一致之處。因此，母公司認為ERC會應以適用於電錶按金之相似規則應用於電費按金。同時，就計算電費按金利率而言，母公司將遵循ERC於電錶按金退款規定中採用之相同原則。因此，計算電費按金利率時母公司採用如下利率：

*家庭用戶*

| | |
|---|---|
| • 於1995年9月22日第95-21號決議生效前支付電費按金之用戶： | |
| – 從付款日期至1995年9月22日之前一日 | 6% |
| – 從1995年9月22日至退款前一日 | 10% |
| • 於1995年9月22日或之後支付電費按金之用戶 | 10% |

*非家庭用戶*

| | |
|---|---|
| • 於1995年9月22日第95-21號決議生效前支付電費按金之用戶： | |
| – 從付款日期至1995年9月22日之前一日 | 6% |
| – 從1995年9月22日至DSOAR生效之前一日 | 10% |
| – 從DSOAR生效之日至退款開始之前一日 | 1% |
| • 於1995年9月22日或之後支付電費按金之用戶： | |
| – 從1995年9月22日至DSOAR生效之前一日 | 10% |
| – 從DSOAR生效之日至退款前一日 | 1% |
| • 於DSOAR生效日或之後支付電費按金之用戶 | 1% |

上述利率須依據最終利率作相應調整，最終利率乃由ERC於另行頒佈規管電費按金退款之法規或政策後釐定。

電錶及電費按金利息乃以單利計算法計算釐定。在「服務條款及條件」中概無明確規定到期未支付之利息須增至本金中並產生額外利息；因此，根據相關之法律及法理，用戶支付之電錶及電費按金不能以複利計算。此計算方法獲得母公司外部法律顧問之意見支持。

誠如綜合及母公司財務狀況表之「應付貿易賬款及其他應付款項」會計科目部分所示，目前正獲退款之電錶及電費按金及應計之相關利息乃基於歷史經驗及ERC相關政策（見附註25）。

## 22. 撥備

本年度變動如下表所示：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 對母公司之各項索賠撥備 (見附註34)： | | | |
| 年初餘額 | 1,645 | 1,396 | 1,724 |
| 年內撥備 | 3,351 | 318 | 400 |
| 年內結算 | (18) | (69) | – |
| 年內撥回 | – | – | (728) |
| 年終餘額 | 4,978 | 1,645 | 1,396 |
| 預期損失及退款撥備 (見附註34) | | | |
| 年初餘額 | 4,098 | – | – |
| 年內撥備 | 3,333 | 4,098 | – |
| 年內結算 | (4,917) | – | – |
| 年終餘額 | 2,514 | 4,098 | – |
| | 7,492 | 5,743 | 1,396 |

## 23. 用戶退款

本會計科目乃指附註2(III)(b)所述之退款，包括以下項目：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 退款總額 | 9,372 | 11,385 | 14,396 |
| 減現值影響數 | 225 | 780 | 1,626 |
| | 9,147 | 10,605 | 12,770 |
| 減即期部分 | 9,147 | 7,925 | 4,904 |
| | – | 2,680 | 7,866 |

與未付退款現值影響數相關之未攤銷折讓變動如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 年初餘額 | 780 | 1,626 | 2,722 |
| 減年內應計利息 | 555 | 846 | 1,096 |
| 年終餘額 | 225 | 780 | 1,626 |

母公司分四階段進行退款：

- 第一階段：向於2003年4月（或與母公司已終止合約之用戶最後服務賬單之月份）消費100度或100度以下電力之家庭用戶及普通用戶退款。
- 第二階段：自2003年9月起至2004年2月向於2003年4月（或與母公司已終止合約之用戶最後服務賬單之月份）消費101度至300度電力之家庭用戶及普通用戶退款。
- 第三階段：自2004年1月起12個月期間內向於2003年4月消費超逾300度電力之家庭用戶及普通用戶退款（由母公司實施）。
- 第四階段，向工商用戶及第一至第三階段未涵蓋之所有其他用戶退款，而該項退款包括兩個子階段。

於2005年2月，菲律賓國稅局(BIR)頒佈2005年第8號稅收條例，該稅收條例規定向第四階段用戶之退款乃根據可抵免之預扣稅而支付之收益。可抵免之預扣稅為按照以下比例從退款總額中扣除：向持有有效合約之用戶退還25%，向已終止合約之用戶退還32%。

菲律賓國稅局就有關第四階段退款徵收之可抵免之預扣稅而執行之準則乃於2005年8月公佈。用戶須於透過支票或月度付款憑證（以較遲者為準）獲其退款付清之前向母公司提交完備之文件，以遵守該準則。待用戶可遵守該項規定後，彼將立即會收取自ERC批准之原起始日期起計之到期退款。

母公司已經分別於截至2009年、2008年及2007年12月31日提前匯付第四階段退款之部分可抵免之預扣稅431,000,000披索、71,000,000披索及1,037,000,000披索。

母公司目前正根據ERC批准之計劃處理退款。

截至2009年12月31日，四個階段之各項退款餘額（包括現值影響數）如下：

| **階段** | **期初數** | **退款** | **期終餘額** |
|---|---|---|---|
| | | *（以百萬披索列示）* | |
| 第一階段 | 338 | (3) | 335 |
| 第二階段 | 295 | – | 295 |
| 第三階段 | 334 | (153) | 181 |
| 第四階段 | 10,418 | (1,857) | 8,561 |
| | 11,385 | (2,013) | 9,372 |

**24. 應付票據**

應付票據是指向各類當地金融機構獲得之無抵押、以披索計量、免息短期貸款，以便母公司履行向電力供應商之付款義務及符合其他流動資金要求。2009年、2008年及2007年之年利率分別介乎4.0%至9.50%、6.50%至10.50%及4.75%至13.5%之間。於2009年、2008年及2007年各年應付票據之利息費用分別達170,000,000披索、595,000,000披索及260,000,000披索（見附註28）。

## 25. 應付貿易賬款及其他應付款項

| | 綜合 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 應付貿易賬款 *(見附註26)* | 16,943 | 9,836 | 14,615 |
| 銷項增值稅－淨額 | 2,238 | 2,890 | 2,430 |
| 應付贖回優先股款項 | 1,147 | 866 | 156 |
| 預提費用 | 1,639 | 588 | 457 |
| 電錶按金包括利息之即期部分 *(見附註21)* | 1,372 | 457 | 237 |
| CERA I及II利潤之即期部分，包括資產持有費 | 983 | 917 | 3,092 |
| 應計稅費 | 770 | 956 | 992 |
| 電費按金包括利息之即期部分 *(見附註21)* | 685 | 1,160 | 1,255 |
| 遞延轉嫁燃料成本所致債務之即期部分 *(見附註13及26)* | 433 | 1,242 | 2,043 |
| 一般費用 | 425 | 178 | 177 |
| 優先股應計股息 *(見附註20)* | 288 | 307 | 411 |
| 按金之即期部分 | 191 | 87 | 111 |
| 施工預付費 | 163 | 2,325 | 1,432 |
| 應付用戶款項 | 132 | 134 | 237 |
| 保證服務等級(GSL)之應付款項 | 124 | – | – |
| 應付保管金之即期部分 | 96 | 94 | 1 |
| 遞延租金收入之即期部分 | 62 | 32 | 37 |
| SC GRAM未付退款 | 34 | 34 | 82 |
| 衍生工具負債之即期部分 *(見附註31)* | 28 | 35 | – |
| 應付股息 | 26 | 14 | – |
| 應計開發成本 | – | 149 | 340 |
| 其他流動負債 | 2,260 | 1,875 | 2,180 |
| | 30,039 | 24,176 | 30,285 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 應付貿易賬款 *(見附註26)* | 16,200 | 9,359 | 14,462 |
| 銷項增值稅－淨額 | 2,153 | 2,808 | 2,368 |
| 電錶按金包括利息之即期部分 *(見附註21)* | 1,372 | 457 | 237 |
| 應付贖回優先股款項 | 1,147 | 866 | 156 |
| CERA I及II利潤之即期部分，包括資產持有費 | 983 | 917 | 3,092 |
| 應計稅費 | 741 | 946 | 992 |
| 電費按金包括利息之即期部分 *(見附註21)* | 684 | 1,158 | 1,255 |
| 遞延轉嫁燃料成本所產生之債務之即期部分 *(見附註13及26)* | 433 | 1,242 | 2,043 |
| 一般費用 | 425 | 178 | 177 |
| 優先股應計股息 *(見附註20)* | 288 | 307 | 411 |
| 應付僱員福利 | 178 | 178 | 178 |
| 工程預付款 | 163 | 2,325 | 1,432 |
| 計提費用 | 266 | 228 | 78 |
| 應付用戶款項 | 132 | 134 | 237 |
| GSL負債 | 124 | – | – |
| SC GRAM未付退款 | 34 | 34 | 82 |
| 衍生工具負債 | 24 | 28 | – |
| 應付股息 | 15 | 14 | 63 |
| 其他流動負債 | 1,629 | 1,046 | 1,489 |
| | 26,991 | 22,225 | 28,752 |

應付款項無利息，且一般為60天期限內結算。其他應付款項無利息，償還期限為6個月。

**應付貿易賬款**

應付貿易賬款包括就購電成本應清償NPC、TransCo、PEMC及First Gas(關聯方)、Quezon Power Philippines Limited Company (QPPL)及Philippine Power Development Corporation等電力供應商之債務。本會計科目亦包括就確保正常運營所需之貨品及服務而應付國內外供應商之其他款項。

應付貿易賬款亦包括有關母公司與QPPL之輸電線路協議之輸電線路費用。於日期為2004年9月20日之指令中，ERC不准許收回輸電線路費用之一部分，大部分輸電線路費用為「預定之擴建費」，ERC認為此乃「由於對NPC管理不善所致。」

於2008年2月21日，母公司及QPPL修訂了其TLA以遵守已獲ERC批准之條款。基於此修訂，母公司與QPPL承認及確認截至修訂日期止，所有針對彼此之索賠均已解決。因此，母公司否認就有關駁回之輸電線路費用839,000,000披索而應付QPPL之債務，該項債務載於2007年綜合損益表內之「駁回應收款項之預期損失彌補」部分。

**CERA I及II**

待母公司於2006年充分清償其以外幣計量之全部債務，母公司對CERA I及II之金額(已就CERA I及II金額記入用戶賬目)進行決算。根據母公司對CERA I及II賬單之計算，母公司於自2003年8月起至2006年12月超額彌補3,092,000,000披索。

於2008年10月22日，ERC命令母公司於12個月期限內退回CERA超額彌補部分連同估價為833,000,000披索(相當於0.1461披索／每度)之資產持有費。於2008年12月4日，母公司提交一項動議，要求ERC延遲CERA退款。在要求延遲退款之過程中，母公司提及由於(其中包括)大量發電成本均未收回及ERC批准之電錶按金退款累計而引致財務拮据。

於日期為2009年2月16日之指令中，ERC批准(經修改)母公司之動議以延遲CERA退款。於批准該項動議之過程中，ERC提及「……本委員會獲悉，要求Meralco退款3,925,000,000披索會對其財務資源產生重大影響。故本委員會認為，重新計算CERA退款金額及期限以減緩其對Meralco財務生存能力之影響屬合理。」因此，ERC命令母公司退回自結算週期2009年3月直至所有款項均已被退回之期間所有退款3,925,000,000披索(相當於0.0400披索／每度)。隨後，ERC於2009年4月25日命令恢復其對母公司之指令，以0.1461披索／每度之比例退回CERA超額彌補。

未付差額合計983,000,000披索，包括資產持有費209,000,000披索，預計擬於2010年之首4個月內退回。

**應付用戶款項**

於2004年10月1日，ERC就母公司之動議發出指令以對第2001-646及2001-900號案件作出澄清／重新審議，故使母公司稅率表內之最低費用撥備得以修正。此次修正涉及最低輸電費用部分之計算基準，引致估值為1,085,000,000披索之應付用戶之潛在債務。於2006年，母公司開始退還此項最低費用。截至2009年、2008年及2007年12月31日止，未償債務分別達132,000,000披索、134,000,000披索及237,000,000披索。預計退款金額已計入虧損之輸電費用見附註34(a)(1)。

**工程預付款**

於2005年6月，根據家庭用戶章程第14條「線路及設施擴建權」，母公司已向家庭用戶提供現金預付款計劃。根據此項計劃，用戶如需對距電力公司之最近變壓設施超逾三十(30)米遠之線路及設施擴建，須預付工程費用。用戶預付款計劃概無利息。

為收回上述費用，該等用戶有權按源自與線路擴建相關之所有用戶配電所得總收入之百分二十五(25%)收取年度退款。各項退款支付涵蓋之期間乃自通電服務起始日期及其後一年直至該款項悉數退還或五年後(以較短期限者為準)(基於DSOAR，此亦適用於居民電力開發商)。

就未付之預付款與ERC進行之討論仍在進行中。

於2009年12月31日，工程預付款之非即期部份為3,022,000,000披索，計入2009年綜合及母公司財務狀況表「其他長期負債」賬項下。

**GSL負債**

就2008及2009監管年度及2010監管年度上半年，GSL負債分別為100,000,000披索、66,000,000披索及50,000,000披索。發放款項實施開始2009年9月開單週期。於2009年12月31日，2008監管年度100,000,000披索中有92,000,000披索退回。結餘124,000,000披索代表2008監管年度、2009監管年度及2010監管年度之餘額，預期將於繼後年度支付並列作「應付貿易賬款及其他應付款項」賬之部分。

**26. 關聯方交易**

作出財務及經營決定時，如一方能控制另一方或對另一方行使重大影響力，雙方即視為關聯。此包括：(a)個人擁有(直接或間接通過一名或多名中介人)；(b)聯營公司；個人擁有(直接或間接)該公司投票權之權益而對該公司及任何該名個人之家族近親具重大影響力)；及(d)聯屬公司，即通過一名或多名中介人控制該公司或該公司控制或與該公司受共同控制之人士。

下表提供了該公司就相關財政年度與關聯方訂立交易之總額。年末未付差額無抵押、無利息除非未付差額與遞延轉嫁燃料成本相關並以現金結算。概無就任何關聯方之應收款項或應付款項提供或接受擔保。

| 關聯方 | 與該公司關係 | 年份 | 向關聯方採購 | 應收關聯方款項 (見附註15) | 應付關聯方款項 (見附註13-25) |
|---|---|---|---|---|---|
| | | | | (以百萬披索列示) | |
| 生力集團(SMC)及附屬公司 | 主要股東 | 2009年 | 54 | – | – |
| | | 2008年 | – | – | – |
| Philippine Long Distance Telephone Company (PLDT)及附屬公司 | 主要股東 | 2009年 | 31 | – | – |
| | | 2008年 | – | – | – |
| First Philippine Holdings Corporation (FPHC)及附屬公司 | 主要股東 | 2009年 | 1,019 | – | |
| | | 2008年 | – | – | – |
| Metro Pacific Investment Corporation (MPIC)及附屬公司 | 主要股東 | 2009年 | 6 | – | – |
| | | 2008年 | – | – | – |
| FGPC* *(見附註13及35)* | 聯屬人士 | 2009年 | 32,356 | – | – |
| | | 2008年 | 36,849 | – | 2,033 |
| | | 2007年 | 30,110 | – | 1,779 |
| FGP Corp.* *(見附註13及35)* | 聯屬人士 | 2009年 | 16,163 | – | – |
| | | 2008年 | 18,434 | – | 924 |
| | | 2007年 | 14,866 | – | 4,605 |
| Indra | 合營公司 | 2009年 | 571 | – | 15 |
| | | 2008年 | 493 | 6 | 5 |
| | | 2007年 | 403 | 6 | 17 |
| GEPMICI | 聯繫人 | 2009年 | 194 | – | – |
| | | 2008年 | 129 | – | – |
| | | 2007年 | 356 | 4 | 2 |
| Philippine Electric Corp. (PHILEC) | 聯屬人士 | 2009年 | 957 | – | 24 |
| | | 2008年 | 876 | – | 34 |
| | | 2007年 | 786 | – | 26 |
| 其他** | 聯屬人士 | 2009年 | 250 | 555 | 11 |
| | | 2008年 | 193 | – | 1 |
| | | 2007年 | 208 | – | 3 |
| | | 2009年 | 51,601 | 555 | 50 |
| | | 2008年 | 56,974 | 6 | 2,997 |
| | | 2007年 | 46,729 | 10 | 6,432 |

* *採購包括尚未消費並列為「遞延轉嫁燃料成本」項目之汽油利用(見附註13)。*

** *包括與MMLDC (Meralco之主體公司)、FEDCOR及其他方訂立之交易。*

**收入**

在日常業務中，母公司在其特許權範圍內向關聯方出售電力。計入關聯方之費用與計入特許權範圍內所有用戶經ERC批准之費用等同。截至2009年12月31日止，記入主要股東PLDT、SMC及FPHC以及其各自附屬公司之收入分別達1,548,000,000披索、1,006,000,000披索及166,000,000披索。

釐定壞賬撥備之評核於各報告日期通過驗查關聯方之財務狀況及關聯方經營所在市場之狀況而進行。

**採購**

向關聯方採購包括採購電力及遞延轉嫁燃料成本(FGPC及FGP Corp.)、信息系統技術服務(Indra)、變壓器(PHILEC)及儀錶(GEPMICI)。於2009年、2008年及2007年向關聯方採購之金額分別達51,601,000,000披索、56,974,000,000披索及46,729,000,000披索。

**該公司主要管理人員之酬金**

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(以百萬披索列示)* | |
| 短期僱員福利 | 220 | 275 | 288 |
| 長期及退休僱員福利 | 62 | 71 | 84 |
| 以股份支付之款項 | 11 | 25 | 9 |
| 支付予主要管理人員之總酬金 | 293 | 371 | 381 |

## 27. 收入及購電費用

母公司收入主要包括電力銷售額。下述為截至2009年、2008年及2007年12月31日止年度電力銷售所得收入分類細目表：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(以百萬披索列示)* | |
| 發電費用 | 106,695 | 120,445 | 126,816 |
| 輸電費用 | 23,250 | 25,512 | 27,227 |
| 配電費用 | 21,276 | 17,594 | 17,435 |
| 系統損耗費 | 16,108 | 16,139 | 17,316 |
| 供電費用 | 6,560 | 5,753 | 5,707 |
| 儀錶計量費用 | 3,923 | 2,923 | 2,894 |
| 居民用電價格下調 | (660) | (814) | (584) |
| 特殊用戶群補貼、扶貧費率補貼及其他 | 1,734 | (488) | (423) |
| | 178,886 | 187,064 | 196,388 |
| 減分部間銷售額*(見附註7)* | 200 | 65 | 217 |
| | 178,686 | 186,999 | 196,171 |

截至2009年、2008年及2007年12月31日止年度之實際購電成本(轉嫁之成本及母公司不會謀取之額外收益)(見附註35):

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 發電費用 | 127,116 | 131,863 | 144,388 |
| 輸電費用 | 23,812 | 25,009 | 28,449 |
| | 150,928 | 156,872 | 172,837 |

購電費用包括增容費、固定營運費及輸電線路費,作為與國際財務報告詮釋委員會第4號「釐定一項安排是否包含租賃」項下租賃類似之項目入賬。於2009年,2008年及2007年內,該等項目金額分別達20,900,000,000披索、21,592,000,000披索、17,107,000,000披索,並作為購電項目部分在綜合損益表中呈列。該等項目亦包括未彌補之系統損失(系統損失是指超逾上限9.5%之系統損耗費,2007年達260,000,000披索)。於2009年及2008年各年內,母公司系統損壞率低於上限9.5%。

故截止2009年、2008年及2007年12月31日止年度經轉嫁成本所得淨收入(開支)如下:

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 發電費用 | 106,695 | 120,445 | 126,816 |
| 輸電費用 | 23,250 | 25,512 | 27,227 |
| 系統損耗費 | 16,108 | 16,139 | 17,316 |
| 居民用電價格下調 | (660) | (814) | (584) |
| 可收回之購電費用 | (150,928) | (156,872) | (172,837) |
| 年內淨利潤(虧損) | (5,535) | 4,410 | (2,062) |

轉嫁成本中之盈虧狀況如附註6(I)(b)及34(a)(1)所述。

## 28. 開支及收入

### 運營及維修

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 薪酬及僱員福利*(見附註19、26及29)* | 6,793 | 5,744 | (1,073) |
| 承包商之服務 | 3,626 | 3,283 | 2,954 |
| 壞賬撥備減收回之費用*(見附註15)* | 886 | 1,566 | 576 |
| 物料及供應品 | 326 | 338 | 360 |
| 監督管理費 | 269 | 328 | 198 |
| 商務費用 | 302 | 306 | 300 |
| 交通差旅費 | 398 | 272 | 379 |
| 財產保險費 | 199 | 92 | 70 |
| 其他 | 4 | 104 | 648 |
| | 12,803 | 12,033 | 4,412 |

**薪酬及僱員福利**

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 薪酬及福利 | 5,466 | 4,986 | 4,882 |
| 養老金成本(收入)*(見附註29)* | 98 | 675 | (6,201) |
| 除養老金以外之離職後福利成本(收入)*(見附註29)* | 822 | (139) | 78 |
| 以股份支付之費用*(見附註19)* | 301 | 116 | 73 |
| 社保費 | 106 | 106 | 95 |
| | 6,793 | 5,744 | (1,073) |

**合約及服務成本**

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 薪酬及僱員福利 | 708 | 584 | 563 |
| 承包商之服務 | 661 | 517 | 437 |
| 物料及供應品 | 171 | 163 | 294 |
| 其他 | 263 | 192 | 121 |
| | 1,803 | 1,456 | 1,415 |

**利息及財務費用**

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 附息貸款及其他借款利息費用*(見附註20)* | 1,365 | 1,237 | 1,183 |
| 電費按金利息費用*(見附註21)* | 1,120 | 925 | 864 |
| 資產持有費*(見附註2)* | 543 | 934 | 124 |
| 應付票據利息費用*(見附註24)* | 170 | 595 | 260 |
| 電錶按金利息費用*(見附註21)* | 81 | 89 | 99 |
| 債務發行成本攤銷*(見附註20)* | 54 | 18 | 21 |
| 貸款保險費*(見附註20)* | (27) | (27) | (25) |
| 遞延轉嫁燃料成本利息費用*(見附註13及26)* | 15 | 141 | 320 |
| 其他 | 7 | 223 | 153 |
| | 3,328 | 4,135 | 2,999 |

**利息及財務收入**

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 收回成本*(見附註2)* | 2,782 | 813 | 19 |
| 現金及現金等價物利息收入 | 418 | 321 | 369 |
| 按市值計價之衍生工具所得收益(虧損)*(見附註31)* | 82 | (167) | 187 |
| 附屬公司應收賬款之未獲利之利息攤銷*(見附註15)* | – | 68 | – |
| 其他 | 557 | 1,502 | 998 |
| | 3,839 | 2,537 | 1,573 |

**核數師酬金**

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| 核數服務 | 13 | 17 | 15 |
| 其他業務 | 5 | 15 | 5 |
| | 18 | 32 | 20 |

## 29. 養老金計劃

該公司具有不用職工繳款之界定福利養老金計劃，涵蓋母公司所有永久僱員及其附屬公司之大部分僱員。

母公司養老金計劃為有資金撥付、不用職工繳款之界定福利計劃。養老基金(Meralco養老基金)乃由理事會以信託形式持有及由董事會之薪酬及養老基金委員會監管。

於僱員退休後，母公司亦提供若干額外離職後福利。

於2007年1月22日，董事會批准養老福利變更計劃(RBCP)，該計劃將促使以截至2007年1月2日之當時價值買斷合資格退休僱員之月度養老金及退休福利。該事項乃以自願之基礎上進行，最初有1,022名退休僱員採納RBCP。於2007年11月26日，董事會已批准RBCP之延期提議，直至2007年12月31日止，205名退休僱員已採納該提議。

該公司計入綜合損益表之養老金淨額及其他離職後福利費用部分及計入綜合及母公司財務狀況表之資金撥付狀況及金額載列於下表。

**養老金費用淨額(已作為「運營及維護費用－薪酬及僱員福利」項目部分計入)**

| | 2009年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 福利責任之利息費用 | 2,033 | 10 | 2,043 |
| 現有服務成本 | 793 | 6 | 799 |
| 計劃資產預期回報 | (722) | (5) | (727) |
| 過往服務成本 | 1 | 17 | 18 |
| 結算收益 | (252) | – | (252) |
| 精算虧損(收益) | (1,801) | 18 | (1,783) |
| 養老金費用淨額 | 52 | 46 | 98 |
| 計劃資產實質回報 | 4,128 | 22 | 4,150 |

| | 2008年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 福利責任之利息費用 | 1,730 | 10 | 1,740 |
| 現有服務成本 | 964 | 12 | 976 |
| 計劃資產預期回報 | (826) | (4) | (830) |
| 過往服務成本 | 1 | 2 | 3 |
| 精算收益 | (1,197) | (17) | (1,214) |
| 養老金費用淨額 | 672 | 3 | 675 |
| 計劃資產實質虧損 | (1,695) | (6) | (1,701) |

| | 2007年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 福利責任之利息費用 | 1,915 | 10 | 1,925 |
| 現有服務成本 | 1,104 | 12 | 1,116 |
| 計劃資產預期回報 | (373) | (3) | (376) |
| 過往服務成本 | 1 | – | 1 |
| 精算收益 | (8,427) | (24) | (8,451) |
| 結算收益 | (416) | – | (416) |
| 養老金費用淨額 | (6,196) | (5) | (6,201) |
| 計劃資產實質回報 | 5,889 | 5 | 5,894 |

**養老金負債(資產)**

| | 2009年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 界定之福利責任 | 25,068 | 187 | 25,255 |
| 計劃資產公允價值 | (16,167) | (181) | (16,348) |
| 未確認之過往服務成本 | (4) | (30) | (34) |
| 養老金負債／(資產) | 8,897 | (24) | 8,873 |

**綜合及母公司財務狀況表之呈列**

| | 2009年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 養老金資產 | – | (68) | (68) |
| 養老金負債 | 8,897 | 44 | 8,941 |
| | 8,897 | (24) | 8,873 |

| | 2008年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 界定之福利責任 | 22,594 | 100 | 22,694 |
| 計劃資產公允價值 | (10,309) | (99) | (10,408) |
| 未確認之過往服務成本 | (5) | (7) | (12) |
| 養老金負債／(資產) | 12,280 | (6) | 12,274 |

**綜合及母公司財務狀況表之呈列**

| | 2008年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 養老金資產 | – | (39) | (39) |
| 養老金負債 | 12,280 | 33 | 12,313 |
| | 12,280 | (6) | 12,274 |

| | 2007年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | *(以百萬披索列示)* | | |
| 界定之福利責任 | 24,714 | 111 | 24,825 |
| 計劃資產公允價值 | (11,800) | (57) | (11,857) |
| 未確認之過往服務成本 | (6) | (9) | (15) |
| 養老金負債 | 12,908 | 45 | 12,953 |

**界定福利責任之現值變動如下：**

| | 2009年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | (以百萬披索列示) | | |
| 界定之福利責任期初值 | 22,594 | 100 | 22,694 |
| 利息費用 | 2,033 | 10 | 2,043 |
| 現有服務成本 | 793 | 6 | 799 |
| 已付福利 | (1,282) | (4) | (1,286) |
| 精算損失(收益)來自： | | | |
| 假定之變動 | 2,052 | 20 | 2,072 |
| 經驗調整 | (482) | 15 | (467) |
| 過往服務成本 | – | 40 | 40 |
| 結算影響 | (640) | – | (640) |
| 界定之福利責任期末值 | 25,068 | 187 | 25,255 |

| | 2008年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | (以百萬披索列示) | | |
| 界定之福利責任期初值 | 24,714 | 111 | 24,825 |
| 利息費用 | 1,730 | 10 | 1,740 |
| 現有服務成本 | 964 | 12 | 976 |
| 已付福利 | (1,096) | (6) | (1,102) |
| 精算損失(收益)來自： | | | |
| 假定之變動 | (3,886) | (24) | (3,910) |
| 經驗調整 | 168 | (3) | 165 |
| 界定之福利責任期末值 | 22,594 | 100 | 22,694 |

| | 2007年 | | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | (以百萬披索列示) | | |
| 界定之福利責任期初值 | 27,360 | 113 | 27,473 |
| 利息費用 | 1,915 | 10 | 1,925 |
| 現有服務成本 | 1,104 | 12 | 1,116 |
| 已付福利 | (1,024) | (2) | (1,026) |
| 精算損失(收益)來自： | | | |
| 假定之變動 | (2,038) | (23) | (2,061) |
| 經驗調整 | (749) | 1 | (748) |
| 結算影響數 | (1,854) | – | (1,854) |
| 界定之福利責任期末值 | 24,714 | 111 | 24,825 |

**計劃資產公允價值變動如下：**

| | | 2009年 | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | | *(以百萬披索列示)* | |
| 計劃資產公允價值期初值 | 10,309 | 99 | 10,408 |
| 計劃資產預期回報 | 722 | 5 | 727 |
| 精算收益 | 3,406 | 17 | 3,423 |
| 已付福利 | (1,705) | (4) | (1,709) |
| 僱主出資 | 3,435 | 64 | 3,499 |
| 計劃資產期末公允價值 | 16,167 | 181 | 16,348 |

| | | 2008年 | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | | *(以百萬披索列示)* | |
| 計劃資產公允價值期初值 | 11,800 | 57 | 11,857 |
| 計劃資產預期回報 | 826 | 4 | 830 |
| 精算損失 | (2,521) | (10) | (2,531) |
| 已付福利 | (1,096) | (6) | (1,102) |
| 僱主出資 | 1,300 | 54 | 1,354 |
| 計劃資產期末公允價值 | 10,309 | 99 | 10,408 |

| | | 2007年 | |
|---|---|---|---|
| | 母公司 | 附屬公司 | 綜合賬 |
| | | *(以百萬披索列示)* | |
| 計劃資產公允價值期初值 | 5,925 | 39 | 5,964 |
| 計劃資產預期回報 | 373 | 3 | 376 |
| 精算收益 | 5,516 | 2 | 5,518 |
| 已付福利 | (2,338) | (2) | (2,340) |
| 僱主出資 | 2,324 | 15 | 2,339 |
| 計劃資產期末公允價值 | 11,800 | 57 | 11,857 |

母公司預計於2010年就其界定之福利養老金計劃出資3,435,000,000披索。

計劃資產主要組別佔整體計劃資產公允價值之百分比如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(百分比)* | |
| 有價股本證券 | 94 | 49 | 18 |
| 債券及商業票據 | 1 | 25 | 5 |
| 政府證券 | – | 18 | 70 |
| 不動產 | 5 | 7 | 6 |
| 應收款項 | – | 1 | 1 |
| | 100 | 100 | 100 |

整體預期資產回報率按結算責任期間當日之現行市價釐定。

**其他離職後福利費用(已作為「運營及維護費用－薪酬及僱員福利」項目部分計入)**

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(以百萬披索列示)* | |
| 利息費用 | 100 | 92 | 92 |
| 現有服務成本 | 21 | 33 | 29 |
| 精算虧損(收益) | 749 | (264) | 40 |
| 結算收益 | (48) | – | (83) |
| 其他離職後福利費用淨額 | 822 | (139) | 78 |

於2009年及之前四年之養老金金額如下：

| | 2009年 | 2008年 | 2007年 | 2006年 | 2005年 |
|---|---|---|---|---|---|
| | | | *(以百萬披索列示)* | | |
| 界定之福利責任現值 | 25,255 | 22,694 | 24,825 | 27,473 | 12,905 |
| 計劃資產公允價值 | 16,348 | 10,408 | 11,857 | 5,964 | 3,076 |
| 界定福利責任現值較計劃資產公允價值高出 | 8,907 | 12,286 | 12,968 | 21,509 | 9,829 |
| 計劃負債經驗調整 | (467) | 165 | (748) | 233 | (3) |
| 計劃資產精算收益(虧損) | 3,423 | (2,531) | 5,518 | 3,176 | 79 |

**其他離職後福利費用(已作為「非流動負債」項目部分計入)**

其他離職後福利責任之現值變動如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(以百萬披索列示)* | |
| 年初餘額 | 1,115 | 1,321 | 1,305 |
| 利息費用 | 100 | 92 | 92 |
| 現有服務成本 | 21 | 33 | 29 |
| 已付福利 | (51) | (67) | (63) |
| 精算虧損(收益) | 835 | (264) | 162 |
| 結算影響 | (133) | – | (204) |
| 年終餘額 | 1,887 | 1,115 | 1,321 |

截至2009年、2008年及2007年1月1日止用於釐定養老金及其他離職後福利責任之主要假設如下表所示：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | | *(百分比)* | |
| 貼現率 | 8.0-11.63 | 7.0–10.15 | 7.0–8.29 |
| 預期資產回報率 | 7.0-10.0 | 7.0 | 7.0 |
| 未來薪酬增長範圍 | 4.0-10.0 | 5.0-10.0 | 5.0–10.0 |

除其界定福利養老金計劃以外，MIESCOR亦具有界定養老金供款計劃。於該計劃中，MIESCOR每年按適用僱員當前基本月薪之6%向公積金供款。被維持之公積金旨在定期確認適用僱員之相關福利金額。僱員所佔份額乃以公積金之單位體現。每個單位乃透過僱員獲得之單位總數除以公積金資產淨額予以釐定。於2009年、2008年及2007年內，本計劃項下之養老金費用為1,000,000披索。

**30. 財務風險管理目標及政策**

該公司之主要金融工具（衍生工具除外）包括銀行貸款以及現金及現金等值項目。該等金融工具之主要目的乃為該公司之業務融資。該公司擁有多項直接因營運而產生之其他金融資產及負債，如應收賬款、應付貿易賬款及其他負債。

該公司金融工具產生之主要風險為現金流量利率風險、外匯風險、商品價格風險、信貸風險及流動資金風險。董事會檢討及同意管理各風險之政策，概述如下：

**現金流量利率風險**

由於該公司之附息短期投資於45日內（或少於45日）到期，因此，該公司面臨之市場利率變動風險主要與該公司之浮息債務有關。

該公司之政策為採用定息及浮息債務組合管理其利率風險，採用何種策略以不同市況下產生之實際成本相對較低為準。此外，亦可採用再融資之定息貸款管理利息成本。截至2009年、2008年及2007年12月31日，該公司以固定利率附息之借款分別約為61%、73%及50%。

Rockwell之政策為儘可能尋求固定利率貸款。

下表載列母公司、Rockwell及MIESCOR之銀行貸款之到期情況以及面臨利率風險之金額（不包括債務保險成本）：

| | 1年內 | 1至2年 | 2至3年 | 3至4年 | 4至5年 | 5年以上 | 總計 |
|---|---|---|---|---|---|---|---|
| | | | | *（以百萬披索列示）* | | | |
| **2009年固定利率** | | | | | | | |
| 母公司 | | | | | | | |
| 附息貸款及借款 | 788 | 752 | 752 | 3,958 | 3,227 | – | 9,477 |
| 應付票據 | 500 | – | – | – | – | – | 500 |
| 短期投資 | 10,669 | – | – | – | – | – | 10,669 |
| Rockwell | | | | | | | |
| 附息貸款及借款 | 454 | 308 | 310 | 1,085 | – | – | 2,157 |
| 短期投資 | 215 | – | – | – | – | – | 215 |
| **2009年浮動利率** | | | | | | | |
| 母公司 | | | | | | | |
| 附息貸款及借款 | 737 | 717 | 717 | 717 | 717 | 3,315 | 6,920 |
| Rockwell | | | | | | | |
| 附息貸款及借款 | 307 | 456 | – | – | – | – | 763 |

| | 1年內 | 1至2年 | 2至3年 | 3至4年 | 4至5年 | 5年以上 | 總計 |
|---|---|---|---|---|---|---|---|
| | | | | (以百萬披索列示) | | | |
| **2008年固定利率** | | | | | | | |
| 母公司 | | | | | | | |
| 附息貸款及借款 | 516 | 516 | 480 | 480 | 3,714 | – | 5,706 |
| 應付票據 | 9,770 | – | – | – | – | – | 9,770 |
| 短期投資 | 1,801 | – | – | – | – | – | 1,801 |
| Rockwell | | | | | | | |
| 附息貸款及借款 | 140 | 280 | 280 | 1,300 | – | – | 2,000 |
| 短期投資 | 384 | – | – | – | – | – | 384 |
| **2008年浮動利率** | | | | | | | |
| 母公司 | | | | | | | |
| 附息貸款及借款 | 521 | 499 | 480 | 480 | 3,600 | – | 5,580 |
| Rockwell | 489 | – | – | – | – | – | 489 |
| 附息貸款及借款 | 489 | – | – | – | – | – | 489 |
| **2007年固定利率** | | | | | | | |
| 母公司 | 11,014 | 513 | 513 | 480 | 480 | 3,741 | 16,741 |
| Rockwell | – | 70 | 140 | 790 | – | – | 1,000 |
| MIESCOR | 248 | – | – | – | – | – | 248 |
| **2007年浮動利率** | | | | | | | |
| 母公司 | 535 | 515 | 496 | 480 | 480 | 3,600 | 6,106 |
| Rockwell | 608 | 149 | – | – | – | – | 757 |

| | 銀行貸款 | | | 其他貸款 | | | 綜合賬 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 |
| | | | | | (以百萬披索列示) | | | | |
| 代表應付金額 | | | | | | | | | |
| －須於5年內全數償還 | 15,830 | 22,690 | 11,949 | 1 | 2 | 3 | 15,831 | 22,692 | 11,952 |
| －毋須於5年內全數償還 | 3,900 | 740 | 12,510 | – | – | – | 3,900 | 740 | 12,510 |
| | 19,730 | 23,430 | 24,459 | 1 | 2 | 3 | 19,731 | 23,432 | 24,462 |

浮息類銀行貸款之利息一般不到一年便會進行重訂。定息類銀行貸款之利息在該工具到期前會固定不變。上表未呈列之該公司其他金融負債為免息或無固定或可確定之期限，因此不涉及利率風險。如前文所述，由於該公司之短期投資於30日內(或少於30日)到期，以履行該公司之按月付款責任，因此並不涉及市場利率發生重大變動之風險。

下表列示母公司及Rockwell於2009年、2008年及2007年12月31日之除稅前溢利(透過其於浮息債務之影響所致)對利率之可能合理變動(在所有其他變量因素不變的情況下)之相關敏感度。除已影響損益之項目外，該等變動對母公司及Rockwell之權益並無其他影響。

| | 2009年 | | 2008年 | | 2007年 | |
|---|---|---|---|---|---|---|
| | 基點增加(減少) | 對除稅前溢利之影響 | 基點增加(減少) | 對除稅前溢利之影響 | 基點增加(減少) | 對除稅前溢利之影響 |
| | | *(披索)* | | *(披索)* | | *(披索)* |
| **母公司** | | | | | | |
| 來自不同銀行之浮息貸款 | +100 | (69,000,000) | +100 | (56,000,000) | +100 | (61,000,000) |
| | (100) | 69,000,000 | (100) | 56,000,000 | (100) | 61,000,000 |
| **Rockwell** | | | | | | |
| 來自不同銀行之浮息貸款 | +100 | (3,000,000) | +100 | (2,000,000) | +100 | (4,000,000) |
| | (100) | 3,000,000 | (100) | 2,000,000 | (100) | 4,000,000 |

浮息借款之利息開支根據管理層之最佳估計(利率變動+/-100個基點)按年計算，其中計及年內本金之實際變動幅度。進行上述分析時，管理層所用之方法及假設並無變動。

**外匯風險**

*a.* *母公司*

根據CERA II，母公司獲准透過調整客戶票據收回外幣計值貸款之外匯虧損。

下表呈列母公司截至2009年、2008年及2007年12月31日之外幣計值金融資產及負債按下列匯率以菲律賓披索換算之結果：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *披索* | *披索* | *披索* |
| 美元 | 46.20 | 47.52 | 41.28 |
| 日元 | 0.5059 | 0.5221 | 0.3642 |
| 歐元 | 66.6646 | 66.2463 | 60.5572 |
| 瑞士法郎 | 44.8101 | 43.6644 | 36.3326 |

| | 2009年12月31日 | | | | |
|---|---|---|---|---|---|
| | 外幣 | | | | |
| | 美元 | 日元 | 歐元 | 瑞士法郎 | 等額披索 |
| | | | (以百萬列示) | | |
| 金融資產： | | | | | |
| 現金及現金等值項目 | 83 | – | – | – | 3,842 |
| 應收賬款 | 1 | – | – | – | 25 |
| 給予供應商之墊款 | 3 | – | – | – | 138 |
| | 87 | – | – | – | 4,005 |
| 金融負債： | | | | | |
| 應付貿易賬款及其他應付款項 | (141) | – | (2) | – | (6,655) |
| 來自遞延轉嫁燃油成本之債務 | (9) | – | – | – | (433) |
| 附息貸款及其他借款 | – | – | (1) | – | (55) |
| | (150) | – | (3) | – | (7,143) |
| | (63) | – | (3) | – | (3,138) |

| | 2008年12月31日 | | | | |
|---|---|---|---|---|---|
| | 外幣 | | | | |
| | 美元 | 日元 | 歐元 | 瑞士法郎 | 等額披索 |
| | | | (以百萬列示) | | |
| 金融資產： | | | | | |
| 現金及現金等值項目 | 6 | – | – | – | 285 |
| 應收賬款 | 1 | – | – | – | 24 |
| 給予供應商之墊款 | – | 15 | – | – | 20 |
| | 7 | 15 | – | – | 329 |
| 金融負債： | | | | | |
| 應付貿易賬款及其他應付款項 | (66) | (15) | (1) | – | (3,207) |
| 來自遞延轉嫁燃油成本之債務 | (26) | – | – | – | (1,242) |
| 附息貸款及其他借款 | – | – | (1) | (1) | (131) |
| | (92) | (15) | (2) | (1) | (4,580) |
| | (85) | – | (2) | (1) | (4,251) |

| | 2007年12月31日 | | | | |
|---|---|---|---|---|---|
| | 外幣 | | | | |
| | 美元 | 日元 | 歐元 | 瑞士法郎 | 等額披索 |
| | | | (以百萬列示) | | |
| 金融資產： | | | | | |
| 現金及現金等值項目 | 53 | – | – | – | 2,183 |
| 應收賬款 | 1 | – | – | – | 25 |
| 給予供應商之墊款 | – | 6 | – | – | 31 |
| | 54 | 6 | – | – | 2,239 |
| 金融負債： | | | | | |
| 應付貿易賬款及其他應付款項 | 111 | 7 | 1 | – | 4,648 |
| 來自遞延轉嫁燃油成本之債務 | 66 | – | – | – | 2,735 |
| 附息貸款及其他借款 | 2 | – | 1 | 1 | 203 |
| | 179 | 7 | 2 | 1 | 7,586 |
| | (125) | (1) | (2) | (1) | (5,347) |

由於該公司幾乎所有債務均以披索計值，故母公司長期債務本金所面臨之外匯風險極小。因此，美元兑菲律賓披索匯率變動不會對母公司之本金及利息產生重大影響。此外，PBR假設在計算預計管理資產基數及支出時，外匯變動屬預計水平。倘外匯預測與實際數額出現重大差額，PBR亦允許調整母公司徵收之利率。

**b. Rockwell**

由於Rockwell在美國經營市場推廣業務，故美元匯率之變動可能嚴重影響其財務狀況報表。Rockwell之外幣計值資產及負債如下：

| | 2009年 | | 2008年 | | 2007年 | |
|---|---|---|---|---|---|---|
| | 美元 | 等額披索 | 美元 | 等額披索 | 美元 | 等額披索 |
| | | | (以百萬列示) | | | |
| 資產： | | | | | | |
| 現金及現金等值項目 | 2 | 94 | 3 | 132 | 2 | 73 |
| 應收賬款及其他應收款項 | 3 | 125 | 1 | 70 | 10 | 417 |
| 負債： | | | | | | |
| 應付貿易賬款及其他應付款項 | – | – | 4 | 178 | – | 1 |
| 附息貸款及借款 | – | – | 2 | 91 | 6 | 236 |
| 外幣計值資產(負債)淨值 | 5 | 219 | (2) | (67) | 6 | 253 |

Rockwell之政策為限制其美元計值應收款項之數額與其發展成本中之估計美元計值部分及美元計值借款相符。此外，倘美元計值資產超過美元計值負債，Rockwell還會訂立可交付之外匯遠期合約，以對沖其外匯風險。

下表列示Rockwell於2009年、2008年及2007年12月31日之除稅前溢利(由於金融資產及負債之公允價值變動所致)對美元兑披索匯率之可能合理變動(在所有其他變量因素不變的情況下)之相關敏感度。除已影響損益之項目外，該等變動對Rockwell之權益並無其他影響。

| | 2009年 | | 2008年 | | 2007年 | |
|---|---|---|---|---|---|---|
| | 美元匯率增加(減少) | 對除稅前溢利之影響 | 美元匯率增加(減少) | 對除稅前溢利之影響 | 美元匯率增加(減少) | 對除稅前溢利之影響 |
| | *基點* | *披索* | *基點* | *披索* | *基點* | *披索* |
| 外幣計值金融資產及負債 | +5% | 7,000,000 | +5% | (14,000,000) | +5% | (8,000,000) |
| | −5% | (7,000,000) | (5%) | 14,000,000 | (5%) | 8,000,000 |

年度外匯收益(虧損)根據管理層之最佳估計(披索兑美元匯率變動+/-5%)以年底時美元計值現金及現金等值項目、應收款項、貸款及遠期合約之結餘計算。進行上述分析時，管理層所用之方法及假設並無變動。

**商品價格風險**

該公司面臨的價格風險極小。燃油成本乃母公司發電成本之一部分，可透過母公司之發電費從客戶身上收回。

**信貸風險**

該公司僅與知名度高且信貸記錄良好之第三方進行交易。該公司之剩餘現金僅置於符合該公司審核標準(根據流動資金、償債率及銀行信貸評級進行審核)之金融機構。該公司僅會與經過類似認可之金融機構進行衍生工具交易。該公司之政策為對所有欲獲授貿易信貸期之客戶進行信用審核程序。此外，該公司還持續監察應收款項結餘。

銷售多層大廈單位產生之應收賬款以多層大廈單位作擔保，待合同價格悉數付清後，方可向客戶轉讓該等多層大廈之合法業權及所有權。租賃應收款項以保證金進行擔保，而出售會所股份之應收款項則以該公司持有之股份進行擔保。其他應收款項方面，由於該公司僅與知名度高之第三方進行交易，故毋須進行抵押。

該公司並無重大信貸風險集中情況。

就該公司其他金融資產(包括現金及現金等值項目、應收賬款及其他應收款項、可供出售金融資產及若干衍生工具)所產生之信貸風險而言，該公司面對之風險為交易對方無法履行責任。

下表顯示綜合財務狀況報表內項目(包括衍生工具)所面對之最大信貸風險。最大風險以概約數額顯示，並未計及抵押品及其他信貸加強措施，如票據保證金及應計利息。

| | 概約最大風險 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | *(以百萬披索列示)* | | |
| 現金及現金等值項目 | 17,068 | 5,402 | 4,876 |
| 應收賬款及其他應收款項－流動及非流動： | | | |
| 已發出賬單： | | | |
| 住宅 | 4,808 | 5,005 | 7,271 |
| 商用 | 5,981 | 6,571 | 4,565 |
| 工業 | 2,210 | 3,224 | 2,769 |
| 街燈 | 159 | 143 | 51 |
| 未開單之應收賬款 | 5,537 | 20,078 | 17,189 |
| 附屬公司之應收賬款 | 1,813 | 1,488 | 801 |
| 其他應收款項 | 840 | 1,112 | 809 |
| 可供出售投資 | 356 | 403 | 404 |
| 衍生資產 | 183 | 121 | 300 |
| 可退回按金(包括列入「其他流動資產」賬項) | 13 | 13 | 11 |
| | 38,968 | 43,560 | 39,046 |

金融資產之信用質素由母公司以「高級」、「標準級」及「次標準級」等內部信用評級進行管理。下表列載不同類別資產之信用質素：

| | 2009年12月31日 | | | | | |
|---|---|---|---|---|---|---|
| | 未過期或未減值 | | | | | |
| | 高級 | 標準級 | 次標準級 | 過期但未減值 | 已減值金融資產 | 總計 |
| | *(以百萬披索列示)* | | | | | |
| 現金及現金等值項目 | 15,430 | – | – | – | – | 15,430 |
| 應收賬款– | | | | | | |
| 已發出賬單： | | | | | | |
| 住宅 | 1,433 | 1,142 | 1,831 | 402 | 529 | 5,337 |
| 商用 | 1,521 | 1,211 | 1,943 | 1,306 | 1,007 | 6,988 |
| 工業 | 718 | 478 | 767 | 247 | 259 | 2,469 |
| 街燈 | 3 | 4 | 6 | 146 | 293 | 452 |
| 未開單之應收賬款 | 5,537 | – | – | – | – | 5,537 |
| | 9,212 | 2,835 | 4,547 | 2,101 | 2,088 | 20,783 |
| 其他應收款項 | 707 | – | 236 | 240 | 56 | 1,239 |
| 衍生資產 | 183 | – | – | – | – | 183 |
| 可供出售投資 | 98 | – | – | – | – | 98 |
| 可退回按金 | 13 | – | – | – | – | 13 |
| | 25,643 | 2,835 | 4,783 | 2,341 | 2,144 | 37,746 |

| | 2008年12月31日 | | | | | |
|---|---|---|---|---|---|---|
| | 未過期或未減值 | | | | | |
| | 高級 | 標準級 | 次標準級 | 過期但未減值 | 已減值金融資產 | 總計 |
| | (以百萬披索列示) | | | | | |
| 現金及現金等值項目 | 4,023 | – | – | – | – | 4,023 |
| 應收賬款– | | | | | | |
| 已發出賬單： | | | | | | |
| 住宅 | 1,290 | 1,294 | 1,908 | 513 | 774 | 5,779 |
| 商用 | 1,265 | 1,436 | 2,118 | 1,752 | 608 | 7,179 |
| 工業 | 1,483 | 597 | 882 | 262 | 267 | 3,491 |
| 街燈 | 2 | 3 | 4 | 134 | 278 | 421 |
| 未開單之應收賬款 | 20,078 | – | – | – | – | 20,078 |
| | 24,118 | 3,330 | 4,912 | 2,661 | 1,927 | 36,948 |
| 其他應收款項 | 829 | – | 495 | 283 | 92 | 1,699 |
| 衍生資產 | 121 | – | – | – | – | 121 |
| 可供出售投資 | 28 | 118 | – | – | – | 146 |
| | 29,119 | 3,448 | 5,407 | 2,944 | 2,019 | 42,937 |

| | 2007年12月31日 | | | | | |
|---|---|---|---|---|---|---|
| | 未過期或未減值 | | | | | |
| | 高級 | 標準級 | 次標準級 | 過期但未減值 | 已減值金融資產 | 總計 |
| | (以百萬披索列示) | | | | | |
| 現金及現金等值項目 | 4,062 | – | – | – | – | 4,062 |
| 應收賬款： | | | | | | |
| 已發出賬單： | | | | | | |
| 住宅 | 2,730 | 2,258 | 369 | 1,914 | 317 | 7,588 |
| 商用 | 1,246 | 987 | 962 | 1,370 | 635 | 5,200 |
| 工業 | 1,231 | 762 | 306 | 470 | 161 | 2,930 |
| 街燈 | 1 | 6 | 4 | 40 | 9 | 60 |
| 未開單之應收賬款 | 17,189 | – | – | – | – | 17,189 |
| | 22,397 | 4,013 | 1,641 | 3,794 | 1,122 | 32,967 |
| 其他應收款項 | 209 | 1 | 602 | 363 | 254 | 1,429 |
| 衍生資產 | 256 | – | – | – | – | 256 |
| 可供出售投資 | 28 | 118 | – | – | – | 146 |
| | 26,952 | 4,132 | 2,243 | 4,157 | 1,376 | 38,860 |

信用評級之界定標準如下：

- 「高級」

  包括給予信用評級或銀行信用良好之交易對方之現金及現金等值項目、衍生資產及可供出售投資，故信貸風險極小。一般包括大型金融機構、公司及政府機關。就應收賬款而言，包括預期可於到期日(賬單日期後1-9日)前收妥之當月賬單(不足30日)。

- 「標準級」

  包括未歸入「高級」類別之可供出售投資。就應收賬款而言，包括預期可於到期日（賬單日期後10-14日）前收妥之當月賬單（不足30日）。

- 「次標準級」

  包括由預計於60日內無法收妥之當月賬單所構成之應收賬款。

金融資產之信用質素由Rockwell以內部信用評級進行管理。下表列載不同類別資產之信用質素：

| | 2009年 | | |
|---|---|---|---|
| | **A級** | **B級** | **總計** |
| | *（以百萬披索列示）* | | |
| 現金及現金等值項目 | 393 | – | 393 |
| 來自下列各項之應收賬款： | | | |
| 銷售多層大廈單位 | – | 69 | 69 |
| 租賃 | 61 | 7 | 68 |
| 給予行政人員及僱員之墊款 | 9 | – | 9 |
| 可供出售投資： | | | |
| 有報價 | 242 | – | 242 |
| 無報價 | 3 | – | 3 |
| | 708 | 76 | 784 |
| 減銷售多層大廈單位之應收賬款中由於國際會計準則第39號而未確認之部分 | – | 59 | 59 |
| | 708 | 17 | 725 |

| | 2008年 | | |
|---|---|---|---|
| | **A級** | **B級** | **總計** |
| | *（以百萬披索列示）* | | |
| 現金及現金等值項目 | 456 | – | 456 |
| 來自下列各項之應收賬款： | | | |
| 銷售多層大廈單位 | 249 | 283 | 532 |
| 租賃 | 42 | 29 | 71 |
| 給予行政人員及僱員之墊款 | 7 | – | 7 |
| 可供出售投資： | | | |
| 有報價 | 240 | – | 240 |
| 無報價 | 3 | – | 3 |
| | 997 | 312 | 1,309 |
| 減銷售多層大廈單位之應收賬款中由於國際會計準則第39號而未確認之部分 | 9 | 10 | 19 |
| | 988 | 302 | 1,290 |

| | 2007年 | | |
|---|---|---|---|
| | A級 | B級 | 總計 |
| | (以百萬披索列示) | | |
| 現金及現金等值項目 | 112 | – | 112 |
| 來自下列各項之應收賬款： | | | |
| 銷售多層大廈單位 | 295 | 346 | 641 |
| 租賃 | 24 | 29 | 53 |
| 給予行政人員及僱員之墊款 | 8 | – | 8 |
| 其他應收款項 | 3 | – | 3 |
| 可供出售投資： | | | |
| 有報價 | 241 | – | 241 |
| 無報價 | 3 | – | 3 |
| 衍生資產 | 44 | – | 44 |
| 可退回按金 | 2 | – | 2 |
| | 732 | 375 | 1,107 |
| 減：銷售多層大廈單位之應收賬款中由於國際會計準則第39號而未確認之部分 | 295 | 346 | 641 |
| | 437 | 29 | 466 |

就銷售多層大廈單位之應收賬款而言，並無拖欠記錄之客戶歸入「A」類信用評級，而曾拖欠但現已付清之客戶則給予「B」類信用評級。

當承租人於折現期內付款時，租賃之應收賬款歸入「A」類信用評級，當承租人於到期日或之前付款時，則歸入「B」類信用評級。

下表列載該公司之金融資產之賬齡分析：

| | 2009年 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | 過期但未減值 | | | | | |
| | 未過期或未減值 | 30日內 | 31-60日 | 61-90日 | 90日以上 | 已減值金融資產 | 總計 |
| | | | (以百萬披索列示) | | | | |
| 現金及現金等值項目 | 17,068 | – | – | – | – | – | 17,068 |
| 應收賬款— | | | | | | | |
| 已發出賬單： | | | | | | | |
| 住宅 | 4,406 | – | 310 | 84 | 8 | 529 | 5,337 |
| 商用 | 4,675 | – | 602 | 206 | 498 | 1,007 | 6,988 |
| 工業 | 1,963 | – | 86 | 43 | 118 | 259 | 2,469 |
| 街燈 | 13 | – | 59 | 39 | 48 | 293 | 452 |
| 未開單之應收賬款 | 5,537 | – | – | – | – | – | 5,537 |
| 附屬公司之應收賬款 | 1,398 | 211 | 50 | 37 | 63 | – | 1,759 |
| 其他應收款項 | 598 | 2 | 4 | 3 | 233 | 234 | 1,074 |
| 可供出售投資： | | | | | | | |
| 有報價 | 334 | – | – | – | – | – | 334 |
| 無報價 | 22 | – | – | – | – | – | 22 |
| 衍生資產 | 183 | – | – | – | – | – | 183 |
| 可退回按金 | – | – | – | – | 13 | – | 13 |
| | 36,197 | 213 | 1,111 | 412 | 981 | 2,322 | 41,236 |
| 減：由於折扣影響而未確認之部分 | 59 | 71 | 17 | 13 | 21 | – | 181 |
| | 36,138 | 142 | 1,094 | 399 | 960 | 2,322 | 41,055 |

| | 未過期或未減值 | 2008年 過期但未減值 30日內 | 31-60日 | 61-90日 | 90日以上 | 已減值金融資產 | 總計 |
|---|---|---|---|---|---|---|---|
| | | | (以百萬披索列示) | | | | |
| 現金及現金等值項目 | 5,402 | – | – | – | – | – | 5,402 |
| 應收賬款： | | | | | | | |
| 已發出賬單 | | | | | | | |
| 住宅 | 4,492 | – | 344 | 84 | 85 | 774 | 5,779 |
| 商用 | 4,819 | – | 638 | 268 | 846 | 608 | 7,179 |
| 工業 | 2,962 | – | 123 | 35 | 104 | 267 | 3,491 |
| 街燈 | 9 | – | 78 | 44 | 12 | 278 | 421 |
| 未開單之應收賬款 | 20,078 | – | – | – | – | – | 20,078 |
| 附屬公司之應收賬款 | 1,106 | 191 | 4 | 11 | 61 | – | 1,373 |
| 其他應收款項 | 805 | 22 | 7 | 3 | 275 | 92 | 1,204 |
| 可供出售投資： | | | | | | | |
| 有報價 | 329 | – | – | – | – | – | 329 |
| 無報價 | 74 | – | – | – | – | – | 74 |
| 衍生資產 | 121 | – | – | – | – | – | 121 |
| 可退回按金 | – | 1 | – | – | 12 | – | 13 |
| | 40,197 | 214 | 1,194 | 445 | 1,395 | 2,019 | 45,464 |
| 減：由於折扣影響而未確認之部分 | 19 | 6 | – | – | 2 | – | 27 |
| | 40,178 | 208 | 1,194 | 445 | 1,393 | 2,019 | 45,437 |

| | 未過期或未減值 | 2007年 過期但未減值 30日內 | 31-60日 | 61-90日 | 90日以上 | 已減值金融資產 | 總計 |
|---|---|---|---|---|---|---|---|
| | | | (以百萬披索列示) | | | | |
| 現金及現金等值項目 | 4,876 | – | – | – | – | – | 4,876 |
| 應收賬款： | | | | | | | |
| 已發出賬單 | | | | | | | |
| 住宅 | 5,357 | – | 357 | 129 | 1,428 | 317 | 7,588 |
| 商用 | 3,195 | – | 470 | 231 | 669 | 635 | 5,200 |
| 工業 | 2,299 | – | 154 | 49 | 267 | 161 | 2,930 |
| 街燈 | 11 | – | 4 | 3 | 33 | 9 | 60 |
| 未開單之應收賬款 | 17,189 | – | – | – | – | – | 17,189 |
| 附屬公司之應收賬款 | 642 | 32 | 15 | 12 | 51 | – | 752 |
| 其他應收款項 | 440 | – | 1 | 17 | 351 | 254 | 1,063 |
| 可供銷售投資： | | | | | | | |
| 有報價 | 330 | – | – | – | – | – | 330 |
| 無報價 | 74 | – | – | – | – | – | 74 |
| 衍生資產 | 300 | – | – | – | – | – | 300 |
| 可退回按金 | 2 | – | – | – | 9 | – | 11 |
| | 34,715 | 32 | 1,001 | 441 | 2,808 | 1,376 | 40,373 |
| 減：由於折扣影響而未確認之部分 | 641 | 13 | 2 | 2 | 8 | – | 666 |
| | 34,074 | 19 | 999 | 439 | 2,800 | 1,376 | 39,707 |

**流動資金風險**

流動資金風險乃該公司於到期時無法履行其付款責任之風險。該公司根據未來款項到期日及每日收款數額透過每日監控現金流管理該風險。該公司亦須確保隨時可支取充足、可用及經許可之營運資金數額。

倘現金收繳意外中斷，該公司須維持足額之現金及現金替代物。該公司還須與數家往來銀行維持賬務往來，以免出現現金過份集中於一家機構之情況。

下表載列該公司金融負債之訂約未折讓付款之到期情況：

| | | | 2009年 | | |
|---|---|---|---|---|---|
| | 3個月內 | 3–12個月 | 1–5年 | 5年以上 | 總計 |
| | | | *(以百萬披索列示)* | | |
| 應付票據* | 513 | – | – | – | 513 |
| 應付貿易賬款 | 16,943 | – | – | – | 16,943 |
| 其他應付款項 | 6,473 | 25 | – | – | 6,498 |
| CERA I及II超額退款，包括 | | | | | |
| 資產持有費 | 946 | 37 | – | – | 983 |
| 衍生金融工具： | | | | | |
| 母公司 | 24 | – | – | – | 24 |
| Rockwell | | | | | |
| 衍生款項 | – | 111 | – | – | 111 |
| 衍生收據 | – | (111) | – | – | (111) |
| 附息貸款及借款*： | | | | | |
| 浮息借款： | | | | | |
| 母公司 | 53 | 1,065 | 4,486 | 3,668 | 9,272 |
| Rockwell | 51 | 301 | 482 | – | 834 |
| 定息借款： | | | | | |
| 母公司 | 598 | 980 | 10,626 | – | 12,204 |
| Rockwell | 260 | 717 | 2,567 | – | 3,544 |
| 優先股 | – | 923 | 325 | – | 1,248 |
| 由遞延轉嫁燃油成本產生之 | | | | | |
| 負債－流動及非流動* | – | 433 | – | – | 433 |
| 儀表按金* | – | 1,372 | 1,289 | – | 2,661 |
| 客戶退款 | 365 | 1,096 | 7,508 | – | 8,969 |
| 保證金 | 8 | 158 | 30 | – | 196 |
| 應付保管金 | 4 | 92 | 111 | – | 207 |
| 未折現金融負債總額 | 26,238 | 7,199 | 27,424 | 3,668 | 64,529 |

* *本金加利息款項*

| | 3個月內 | 3–12個月 | 2008年<br>1–5年 | 5年以上 | 總計 |
|---|---|---|---|---|---|
| | | | (以百萬披索列示) | | |
| 應付票據* | – | 9,976 | – | – | 9,976 |
| 應付貿易賬款 | 9,293 | 543 | – | – | 9,836 |
| 其他應付款項 | 2,331 | 160 | 2,350 | – | 4,841 |
| CERA I及II超額退款，包括資產持有費 | 87 | 830 | 3,008 | – | 3,925 |
| 衍生金融工具： | | | | | |
| 母公司 | 28 | – | – | – | 28 |
| Rockwell | | | | | |
| 衍生款項 | 59 | 24 | 114 | – | 197 |
| 衍生收據 | (54) | (23) | (111) | – | (188) |
| 附息貸款及借款*： | | | | | |
| 浮息借款： | | | | | |
| 母公司 | – | 958 | 6,315 | – | 7,273 |
| Rockwell | 403 | 93 | – | – | 496 |
| 定息借款： | | | | | |
| 母公司 | – | 996 | 6,448 | – | 7,444 |
| Rockwell | 43 | 267 | 2,359 | – | 2,669 |
| 優先股 | – | 906 | 1,199 | – | 2,105 |
| 由遞延轉嫁燃油成本產生之負債－流動及非流動* | 933 | 325 | – | – | 1,258 |
| 儀表按金* | 114 | 343 | 2,422 | – | 2,879 |
| 客戶退款 | 726 | 7,754 | 2,905 | – | 11,385 |
| 保證金 | 197 | – | – | – | 197 |
| 應付保管金 | 12 | 76 | 31 | – | 119 |
| 未折現金融負債總額 | 14,172 | 23,228 | 27,040 | – | 64,440 |

* *本金加利息款項*

| | 2007年 | | | | |
|---|---|---|---|---|---|
| | 3個月內 | 3–12個月 | 1–5年 | 5年以上 | 總計 |
| | *(以百萬披索列示)* | | | | |
| 應付票據* | 5,034 | 5,834 | – | – | 10,868 |
| 應付貿易賬款 | 14,615 | – | – | – | 14,615 |
| 其他應付款項 | 2,896 | 33 | 1,461 | – | 4,390 |
| CERA I及II超額退款，包括 | | | | | |
| 資產持有費 | – | 3,092 | – | – | 3,092 |
| 衍生資產： | | | | | |
| Rockwell | | | | | |
| 衍生款項 | 45 | 126 | 142 | – | 313 |
| 衍生收據 | (56) | (149) | (159) | – | (364) |
| 附息貸款及借款*： | | | | | |
| 浮息借款： | | | | | |
| 母公司 | – | 959 | 3,394 | 3,784 | 8,137 |
| Rockwell | – | 608 | 149 | – | 757 |
| 定息借款： | | | | | |
| 母公司 | – | 1,015 | 3,610 | 3,805 | 8,430 |
| Rockwell | – | – | 1,000 | – | 1,000 |
| 優先股 | – | 876 | 1,813 | – | 2,689 |
| 由遞延轉嫁燃油成本產生之 | | | | | |
| 負債－流動及非流動* | 486 | 1,395 | 1,315 | – | 3,196 |
| 客戶退款 | 726 | 5,054 | 8,646 | – | 14,426 |
| 保證金 | 82 | 29 | 53 | – | 164 |
| 應付保管金 | – | 1 | 161 | – | 162 |
| 未折現金融負債總額 | 23,828 | 18,873 | 21,585 | 7,589 | 71,875 |

*　*本金加利息款項*

由於各項退款之時間與服務終止時間有關，而服務終止時間無法合理預期，因此，票據保證金之到期情況並不確定。然而，該公司預計部分票據保證金(包括有關利息)(687,000,000披索)將於2010年退還。該項退款於2009年綜合及母公司財務狀況報表中以部分「應付貿易賬款及其他應付款項」入賬。

**資本管理**

母公司資本管理之首要目標乃提升股東價值。母公司檢討資本架構，以最終實現具競爭力之資本成本，同時確保其核心分銷業務之資本回報達到監管部門批准水平。

母公司實施資本架構優化計劃，以努力提高資本效率，從而提高投資資本之收益率，這就需要努力提高資本資產、營運資金及非核心資產之效率。

為此，母公司根據同類電力設施之水平管理其長期債務對股本比率及資本與負債比率。

母公司以資本與負債比率(淨負債除以總資本加淨負債)監控資本。母公司之淨負債包括附息貸款及借款、優先股減現金及現金等值項目。

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示，不包括資本與負債比率)* | | |
| 附息貸款及借款 | 16,284 | 11,219 | 10,500 |
| 應付票據 | 500 | 9,770 | 12,264 |
| 優先股 | 960 | 1,798 | 2,278 |
| 現金及現金等值項目 | (15,430) | (4,023) | (4,062) |
| 淨負債(a) | 2,314 | 18,764 | 20,980 |
| 資本 | 53,907 | 49,523 | 47,503 |
| 資本及淨負債(b) | 56,221 | 68,287 | 68,483 |
| 資本與負債比率(a/b) | 4% | 27% | 31% |

Rockwell以負債對權益比率(附息貸款及借款除以權益)監控其資本充足性。Rockwell之政策為限定其債務對權益比率為0.40倍。

截至2009年、2008年及2007年12月31日，Rockwell須維持定息公司票據融資協議所載之若干財務比率，包括債務對權益比率(請參閱附註20)。該協議所定之比率高於Rockwell管理層所設定之內部限制。

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示，不包括負債對權益比率)* | | |
| 附息貸款及借款 | 2,909 | 2,476 | 1,749 |
| 權益 | 7,416 | 6,984 | 6,630 |
| 債務對權益比率 | 39% | 35% | 26% |

## 31. 金融工具

### 公允價值

下表載列綜合財務狀況表所載之該公司所有金融工具之賬面值與公允價值之比較結果。

| | 賬面值 | | | 公允價值 | | |
|---|---|---|---|---|---|---|
| | 2009年 | 2008年 | 2007年 | 2009年 | 2008年 | 2007年 |
| | | | *(以百萬披索列示)* | | | |
| **金融資產** | | | | | | |
| 現金及現金等值項目 | 17,068 | 5,402 | 4,876 | 17,068 | 5,402 | 4,876 |
| 應收賬款及其他應收款項－流動及非流動： | | | | | | |
| 已發出賬單： | | | | | | |
| 住宅 | 4,808 | 5,005 | 7,271 | 4,808 | 5,005 | 7,271 |
| 商用 | 5,981 | 6,571 | 4,565 | 5,981 | 6,571 | 4,565 |
| 工業 | 2,210 | 3,224 | 2,769 | 2,211 | 3,224 | 2,769 |
| 街燈 | 159 | 143 | 51 | 158 | 143 | 51 |
| 未開單之應收賬款 | 5,537 | 20,078 | 17,189 | 5,537 | 20,078 | 17,189 |
| 附屬公司之應收賬款 | 1,813 | 1,488 | 801 | 1,813 | 1,488 | 801 |
| 其他應收款項 | 840 | 1,112 | 809 | 840 | 1,112 | 809 |
| 可供出售投資 | 356 | 403 | 404 | 356 | 403 | 404 |
| 衍生資產－流動及非流動 | 183 | 121 | 300 | 183 | 121 | 300 |
| 可退回按金(列入「其他流動資產」) | 13 | 13 | 11 | 13 | 13 | 11 |
| | 38,968 | 43,560 | 39,046 | 38,968 | 43,560 | 39,046 |
| **金融負債** | | | | | | |
| 應付票據 | 513 | 9,828 | 10,748 | 513 | 9,828 | 10,748 |
| 應付貿易賬款及其他應付款項 | 24,085 | 14,645 | 18,960 | 24,085 | 14,645 | 18,960 |
| CERA I及II超額退款，包括資產持有費－流動及非流動 | 983 | 3,925 | 3,092 | 983 | 3,925 | 3,092 |
| 衍生負債－流動及非流動 | 28 | 49 | – | 28 | 49 | – |
| 附息貸款及借款*： | | | | | | |
| 浮息借款： | 7,636 | 6,054 | 6,821 | 8,054 | 6,349 | 7,351 |
| 定息借款： | 11,558 | 7,641 | 7,192 | 12,440 | 7,835 | 7,217 |
| 優先股 | 960 | 1,798 | 2,278 | 960 | 1,798 | 2,278 |
| 由遞延轉嫁燃油成本產生之負債－流動及非流動 | 433 | 1,242 | 2,735 | 433 | 1,242 | 2,735 |
| 票據保證金－流動及非流動 | 24,459 | 22,181 | 20,041 | 24,459 | 22,181 | 20,041 |
| 儀表按金－流動及非流動 | 2,661 | 2,879 | 2,874 | 2,661 | 2,406 | 2,874 |
| 客戶退款－流動及非流動 | 9,147 | 10,605 | 12,770 | 9,147 | 10,464 | 8,716 |
| 遞延租賃收入－流動及非流動 | 72 | 68 | 62 | 72 | 68 | 62 |
| 保證金－流動及非流動 | 196 | 197 | 164 | 196 | 197 | 151 |
| 應付保管金－流動及非流動 | 208 | 119 | 162 | 186 | 98 | 150 |
| | 82,939 | 81,231 | 87,899 | 84,217 | 81,085 | 84,375 |

* *賬面值不含債務發行成本。*

金融資產及負債之公允價值以該工具於自願交易方(而非強迫或清倉銷售)當前交易下之可交易金額入賬。下列方法及假設乃用於估算各類實際可估算價值之金融工具之公允價值:

*現金及現金等值項目、應收賬款及其他應收款項－已收費及其他、可退回保證金、應付貿易賬款及其他應付款項、應付票據及由遞延轉嫁燃油成本所產生之負債* 由於交易屬短期性質,該等工具之公允價值與截至公佈日期之賬面值相若。「應付貿易賬款及其他應付款項」之價值包括交叉嵌入式外匯遠期合約之價值。

*附屬公司之應收賬款* 應收賬款及其他應收款項之公允價值以預期未來現金流按現行信用經調整PDEx利率(2009年介乎6.5%-8.3%、2008年介乎7.1%-8.7%,而2007年介乎6.4%-8.2%)折現計算。

*交叉嵌入式外匯遠期合約及外匯遠期合約(Rockwell)* 嵌入式外匯遠期合約及獨立式外匯遠期合約之公允價值參考遠期交易市場利率計算。

*交叉式認購期權* 嵌入式預付選擇權之公允價值根據採用二項式定價方法計算之價格進行估算。下列參數用於釐定交叉式認購期權之公允價值:合約未來現金流、行使價105披索、利率波動幅度26.29%、利率現值曲線(於2009年介乎6.28%-8.12%及於2008年介乎7.72%-8.82%)。

*可供銷售投資* 公允價值參考截至公布日期之市場報價而釐定。未報價股本證券按成本估值。

*附息貸款及其他借款* 公允價值以預期未來現金流按現行信貸經調整LIBOR、PDST-F、CHF LIBOR及EURIBOR利率(2009年介乎4.68%-7.30%、2008年介乎1.75%-8.135%,而2007年介乎2.80%-6.28%)及PDEX利率(2009年介乎6.5%-8.4%、2008年介乎6.5%-7.7%,而2007年介乎4.9%-8.05%)折現計算。

*票據保證金* 由於各項退款之時間與服務終止時間有關,而服務終止時間無法合理預期,因此,票據保證金之公允價值無法確定。票據保證金按成本入賬。

*儀表按金* 儀表按金之公允價值以預期未來現金流按現行信貸經調整PDST-F利率(於2009年介乎4.81%-5.12%及於2008年介乎6.22%-6.83%)折現計算。

*客戶退款* 公允價值以預期未來現金流按現行信貸經調整PDST-F利率(2009年介乎6.28%-8.13%、2008年介乎7.75%-8.44%,而2007年介乎6.19%-7.86%)折現計算。

*優先股* 由於各項贖回之時間無法合理預計,因此,優先股之公允價值無法確定。優先股按成本入賬。

*應付保管金及保證金* 公允價值以預期未來現金流按現行信貸經調整PDEx利率(2009年介乎6.3%-7.4%、2008年介乎6.4%-7.5%,而2007年介乎6.4%-8.2%)折現計算。

**公允價值等級**

於2009年12月31日，母公司持有下列按公允價值計量之金融工具。母公司採用以下等級以估值方法釐定及披露金融工具之公允價值：

- 第1級：以活躍市場之未經調整報價釐定相同資產或負債
- 第2級：所有輸入參數（對記錄公允價值具有重大影響）均可直接或間接觀察之其他方法
- 第3級：輸入參數（對記錄公允價值具有重大影響）並非基於可觀察市場數據之方法

| | | 2009年 | |
|---|---|---|---|
| | **第1級** | **第2級** | **第3級** |
| | | *（以百萬披索列示）* | |
| **按公允價值計量之資產** | | | |
| 可供出售投資（於「其他非流動資產」入賬） | – | 356 | – |
| 衍生資產－流動及非流動 | – | 183 | – |
| **按公允價值計量之負債** | | | |
| 衍生負債 | – | (28) | – |

於截至2009年12月31日止之報告期內，並無交替使用第1級及第2級公允價值計量方法，亦未轉用入和轉出第3級公允價值計量方法。

**衍生金融工具**

*嵌入式外匯遠期合約*　母公司之各種以美元、歐元及數種其他貨幣計值之購買及服務協議附有交叉嵌入式外匯遠期合約。截至2009年、2008年及2007年12月31日，該等協議分別僅佔母公司應付貿易賬款之約6%、56%及40%。截至2009年、2008年及2007年12月31日，美元計值協議之金額分別為12,000,000美元（相當於572,000,000披索）、27,000,000美元（相當於1,274,000,000披索）及37,000,000美元（相當於1,534,000,000披索）。截至2009年、2008年及2007年12月31日，歐元計值協議之金額分別為4,000,000歐元（相當於259,000,000披索）、8,000,000歐元（相當於519,000,000披索）及5,000,000歐元（相當於305,000,000披索）。該等協議在綜合及母公司財務狀況報表中以「應付貿易賬款及其他應付款項」入賬。截至2009年、2008年及2007年12月31日，該等衍生工具之公允價值淨收益（虧損）分別為(13,000,000披索)、(9,000,000披索)及83,000,000披索。

*嵌入式認購期權*　如附註20所述，母公司於2006年12月發行之6,000,000,000披索9%第A批定息公司票據附有嵌入式認購期權（預付選擇權）。母公司於交易日期單獨確認第A批票據之嵌入式認購期權之公允價值為167,000,000披索。截至2009年、2008年及2007年12月31日，該衍生工具之公允價值淨收益分別為172,000,000披索、102,000,000披索及173,000,000披索。

母公司衍生工具截至2009年、2008年及2007年12月31日之公允價值淨變動幅度載列如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 年初結餘 | 93 | 256 | 190 |
| 未指定會計對沖之衍生工具公允價值之變動淨值 | 72 | (123) | 143 |
| 已結算工具之公允價值 | (6) | (40) | (77) |
| 年終結餘 | 159 | 93 | 256 |

*外匯遠期(Rockwell)*。Rockwell訂立可交付外匯遠期合約，以對沖由美元計值應收款項產生之外匯風險。截至2009年、2008年及2007年12月31日，Rockwell關於銷售美元之未兌換外匯遠期合約之名義總金額分別為2,400,000美元、4,200,000美元及7,600,000美元，加權平均合約遠期匯率分別為46.21披索兑1.00美元、45.30披索兑1.00美元及47.96披索兑1.00美元。未兑換衍生工具將於2009-2010年到期。截至2009年、2008年及2007年12月31日，未兑換外匯遠期合約之公允價值淨收益(虧損)分別為10,000,000披索、(44,000,000披索)及44,000,000披索。截至2009年、2008年及2007年12月31日，Rockwell之未兑換外匯遠期合約分別錄得公允價值虧損4,000,000披索、21,000,000披索及44,000,000披索。

截至2009年、2008年及2007年12月31日，Rockwell衍生工具之公允價值淨變動幅度載列如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 年初結餘 | (21) | 44 | 15 |
| 未指定會計對沖之衍生工具公允價值之變動淨值 | 10 | (44) | 44 |
| 已結算工具之公允價值 | 7 | (21) | (15) |
| 年終結餘 | (4) | (21) | 44 |

截至2009年、2008年及2007年12月31日，該公司衍生工具之公允價值變動幅度載列如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 衍生資產： | | | |
| 即期部份(*請參閱附註17*) | 11 | 19 | 117 |
| 非即期部份(*請參閱附註13*) | 172 | 102 | 183 |
| 衍生負債： | | | |
| 即期部份(*請參閱附註25*) | (28) | (35) | – |
| 非即期部份(於「其他非流動負債」入賬) | – | (14) | – |
| | 155 | 72 | 300 |

## 32. 金融工具類別

下表載列該公司截至2009年、2008年及2007年12月31日之金融工具類別：

| | 2009年 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 貸款及應收款項 | 持有至到期 | 持作買賣 | 按公允價值計入損益之資產 | 衍生工具 | 可供出售 | 總計 |
| | (以百萬披索列示) | | | | | | |
| **資產** | | | | | | | |
| 其他非流動資產 (*請參閱附註13*) | 54 | – | – | – | 172 | 356 | 582 |
| 現金及現金等值項目 (*請參閱附註14*) | 17,068 | – | – | – | – | – | 17,068 |
| 應收賬款及其他應收款項－淨額 (*請參閱附註15*) | 21,294 | – | – | – | – | – | 21,294 |
| 其他流動資產 (*請參閱附註17*) | 13 | – | – | – | 11 | – | 24 |
| | 38,429 | – | – | – | 183 | 356 | 38,968 |

| | 2008年 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 貸款及應收款項 | 持有至到期 | 持作買賣 | 按公允價值計入損益之資產 | 衍生工具 | 可供出售 | 總計 |
| | (以百萬披索列示) | | | | | | |
| **資產** | | | | | | | |
| 其他非流動資產 (*請參閱附註13*) | 115 | – | – | – | 102 | 403 | 620 |
| 現金及現金等值項目 (*請參閱附註14*) | 5,402 | – | – | – | – | – | 5,402 |
| 應收賬款及其他應收款項－淨額 (*請參閱附註15*) | 37,506 | – | – | – | – | – | 37,506 |
| 其他流動資產 (*請參閱附註17*) | 13 | – | – | – | 19 | – | 32 |
| | 43,036 | – | – | – | 121 | 403 | 43,560 |

| | 貸款及應收款項 | 持有至到期 | 持作買賣 | 2007年<br>按公允價值計入損益之資產 | 衍生工具 | 可供出售 | 總計 |
|---|---|---|---|---|---|---|---|
| | | | | (以百萬披索列示) | | | |
| **資產** | | | | | | | |
| 其他非流動資產 *(請參閱附註13)* | 49 | – | – | – | 183 | 404 | 636 |
| 現金及現金等值項目 *(請參閱附註14)* | 4,876 | – | – | – | – | – | 4,876 |
| 應收賬款及其他應收款項 –淨額 *(請參閱附註15)* | 33,406 | – | – | – | – | – | 33,406 |
| 其他流動資產 *(請參閱附註17)* | 11 | – | – | – | 117 | – | 128 |
| | 38,342 | – | – | – | 300 | 404 | 39,046 |

| | 2009年<br>按公允價值計入損益之負債 | 衍生工具 | 其他負債 | 總計 |
|---|---|---|---|---|
| | | (以百萬披索列示) | | |
| **負債** | | | | |
| 附息貸款及借款 *(請參閱附註20)* | – | – | 20,154 | 20,154 |
| CERA I及II超額退款，包括資產持有費 *(附註25)* | – | – | 983 | 983 |
| 票據保證金 *(附註21)* | – | – | 24,459 | 24,459 |
| 儀表按金 *(附註21)* | – | – | 2,661 | 2,661 |
| 客戶退款 *(附註23)* | – | – | 9,147 | 9,147 |
| 由遞延轉嫁燃油成本產生之負債 *(請參閱附註25)* | – | – | 433 | 433 |
| 應付票據 *(附註24)* | – | – | 513 | 513 |
| 應付貿易賬款及其他應付款項 *(附註25)* | – | – | 24,408 | 24,408 |
| 衍生負債 *(附註25)* | – | 28 | – | 28 |
| | – | 28 | 82,758 | 82,786 |

| | 2008年 | | | |
|---|---|---|---|---|
| | 按公允價值計入損益之負債 | 衍生工具 | 其他負債 | 總計 |
| | (以百萬披索列示) | | | |
| **負債** | | | | |
| 附息貸款及借款(*請參閱附註20*) | – | – | 15,493 | 15,493 |
| CERA I及II超額退款，包括資產持有費(*附註25*) | – | – | 3,925 | 3,925 |
| 票據保證金(*附註21*) | – | – | 22,181 | 22,181 |
| 儀表按金(*附註21*) | – | – | 2,879 | 2,879 |
| 客戶退款(*附註23*) | – | – | 10,605 | 10,605 |
| 由遞延轉嫁燃油成本產生之負債(*請參閱附註25*) | – | – | 1,242 | 1,242 |
| 其他非流動負債 | – | – | 171 | 171 |
| 應付票據(*附註24*) | – | – | 9,828 | 9,828 |
| 應付貿易賬款及其他應付款項(*附註25*) | – | – | 14,858 | 14,858 |
| 衍生負債(*附註25*) | – | 49 | – | 49 |
| | – | 49 | 81,182 | 81,231 |

| | 2007年 | | | |
|---|---|---|---|---|
| | 按公允價值計入損益之負債 | 衍生工具 | 其他負債 | 總計 |
| | (以百萬披索列示) | | | |
| **負債** | | | | |
| 附息貸款及借款(*請參閱附註20*) | – | – | 16,291 | 16,291 |
| CERA I及II超額退款，包括資產持有費(*附註25*) | – | – | 3,092 | 3,092 |
| 票據保證金(*附註21*) | – | – | 20,041 | 20,041 |
| 儀表按金(*附註21*) | – | – | 2,874 | 2,874 |
| 客戶退款(*附註23*) | – | – | 12,770 | 12,770 |
| 由遞延轉嫁燃油成本產生之負債(*請參閱附註25*) | – | – | 2,735 | 2,735 |
| 其他非流動負債 | – | – | 239 | 239 |
| 應付票據(*附註24*) | – | – | 10,748 | 10,748 |
| 應付貿易賬款及其他應付款項(*附註25*) | – | – | 19,109 | 19,109 |
| 衍生負債(*附註25*) | – | – | – | – |
| | – | – | 87,899 | 87,899 |

## 33. 所得稅及特許經營稅

### a. 所得稅

截至2009年、2008年及2007年12月31日之遞延稅項與下列項目有關：

| | 綜合 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 遞延稅項負債： | | | |
| 發電設施及其他設備重估增加 *(請參閱附註18)* | 8,318 | 8,490 | 8,695 |
| 折舊法差額 | 1,402 | 1,669 | 1,730 |
| 資本化利息 | 866 | 843 | 875 |
| 預扣資本化關稅及稅項 | 728 | 741 | 779 |
| 客戶退款現值 | 68 | 234 | 530 |
| 資本化／已變現外匯虧損之賬面淨值 | 109 | 133 | 161 |
| 投資物業之公允價值變動 | 645 | 537 | 547 |
| 實際利率攤銷超出直線攤銷債券發行成本之數額 | (1) | 6 | 1 |
| 其他 | 528 | 140 | 242 |
| | 12,663 | 12,793 | 13,560 |
| 遞延稅項資產： | | | |
| 未撥備養老金成本及未攤銷過往服務成本 | 3,637 | 4,310 | 4,877 |
| 可能由退款產生之虧損之撥備 *(請參閱附註22)* | 1,257 | 1,229 | – |
| 不可收回應收款項之準備 | 758 | 758 | – |
| 呆賬準備 | 648 | 602 | 415 |
| 撥備 *(請參閱附註22)* | 991 | 494 | 419 |
| 僱員以股付款計劃 | – | 81 | 36 |
| 成本超出可變現淨值之差額之準備 | 19 | 26 | 54 |
| 其他 | 833 | 532 | 923 |
| | 8,143 | 8,032 | 6,724 |
| | 4,520 | 4,761 | 6,836 |

| | 母公司 | | |
|---|---|---|---|
| | 2009年 | 2008年 | 2007年 |
| | (以百萬披索列示) | | |
| 遞延稅項負債： | | | |
| 發電設施及其他設備重估增加 *(請參閱附註18)* | 8,117 | 8,204 | 8,380 |
| 折舊法差額 | 1,402 | 1,669 | 1,730 |
| 資本化利息 | 777 | 751 | 780 |
| 資本化關稅及預付稅項 | 728 | 741 | 779 |
| 客戶退款現值 | 68 | 234 | 530 |
| 資本化／已變現外匯虧損之賬面淨值 | 109 | 133 | 161 |
| 投資物業之公允價值變動 | 42 | 53 | 60 |
| 實際利率攤銷超出直線攤銷債券發行成本之數額 | (1) | 6 | 1 |
| 其他 | 94 | 75 | 154 |
| | 11,336 | 11,866 | 12,575 |
| 遞延稅項資產： | | | |
| 未撥備養老金成本及未攤銷過往服務成本 | 3,406 | 4,289 | 4,860 |
| 可能由退款產生之虧損之撥備 *(請參閱附註22)* | 1,257 | 1,229 | – |
| 不可收回應收款項之準備 | 758 | 758 | – |
| 呆賬準備 | 643 | 598 | 412 |
| 撥備 *(請參閱附註22)* | 991 | 494 | 419 |
| 僱員以股付款計劃 | 196 | 81 | 36 |
| 成本超出可變現淨值之差額之準備 | 18 | 23 | 54 |
| 其他 | 135 | 126 | 32 |
| | 7,404 | 7,598 | 5,813 |
| | 3,932 | 4,268 | 6,762 |

按2009年(30%)、2008年及2007年（各35%）之法定所得稅率計算之所得稅（收益）撥備與綜合損益表列載之所得稅（收益）撥備對賬如下：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | (以百萬披索列示) | | |
| 按法定稅率計算之所得稅 | 2,944 | 2,756 | 5,204 |
| 下列各項之所得稅影響： | | | |
| 須按較低最終稅率繳稅之利息收入 | (113) | (105) | (113) |
| 不可扣減之利息開支 | 43 | 77 | 60 |
| 應佔聯營公司及合營公司之盈利淨額 | (73) | (156) | (113) |
| 不可扣減開支 | 259 | 65 | 92 |
| 可扣稅收入 | (37) | (4) | (273) |
| 其他 | 22 | 448 | 251 |
| 所得稅撥備 | 3,045 | 3,081 | 5,108 |

**b. 特許經營稅**

根據ERC Case Nos. 2001-646及2001-900就母公司之綜合訴求作出之2003年3月20日決定，特許經營稅於客戶賬單中應被視為獨立項目，以所有費用(除稅項及一般費用外)總額之一定百分比計算。

於2004年3月8日之訂單中，ERC指示母公司修訂客戶賬單之特許經營稅，以符合RA No. 9136 IRR第7條之規定。上述IRR規定，分銷設施僅須就其分銷業務及壟斷市場供應收益繳納特許經營稅。目前，在財政部頒佈指引之前，母公司乃遵照地方政府守則之規定按收據總額繳納本地特許經營稅。母公司之法律顧問認為，由於尚未宣佈開放市場及零售競爭，此做法符合IRR之前述規定。

根據RA No. 9337，母公司自2005年11月1日起不再就電力消費徵收2%之國家特許經營稅。該法亦規定就電力生產、輸送、分銷及供應徵收增值稅。對客戶賬單實行增值稅符合訂明增值稅退稅實施指引之ERC Resolution No. 20, Series of 2005及影響電力行業之RA No. 9337之其他規定。

**34. 或有事項**

**a. 或有資產**

*1. 轉嫁成本之墊款*

截至2009年12月31日，母公司與轉嫁成本有關之或然資產達813,000,000披索，包括附註6(I)(b)所述之不足退款輸送費8,000,000披索及系統虧損費805,000,000披索之退款。

就系統損失費而言，ERC亦於2005年11月23日批准分銷設施實施系統損失率之超額或不足退款計算指引。在該指引頒佈之後，母公司就2006年2月出具發票月開始之未開票系統損失費退款284,000,000披索。退款期為17個月或直至已收回有關金額。然而，在ERC於2008年6月4日就十宗綜合生產成本退款案所作出之決定中，母公司獲指示在ERC確認及批准用以計算系統損失調整之平均輸送率請參閱附註2II (a)後提交一份新系統損失調整退款申請。

*2. 超額所得稅*

由於法院於2003年4月作出要求母公司按每千瓦0.167披索向受影響客戶退款之決定，母公司因而產生另一項或有資產，即1994-1998年及2000-2001年估計為7,107,000,000披索之超額所得稅。母公司已就退還上述納稅年度之超額所得稅提交索償聲明。BIR已刊發有關審查母公司於上述期間之賬本之授權書，並已提交相關文件。BIR審計確定應退還金額為6,690,000,000披索，但上述退還金額因放棄索償權利而被否決，惟2001年894,000,000披索之索償金額因BIR認定已按時提交索償申請而仍然有效。BIR透過發行與給予用戶之實際退款金額相應之稅務資信證明向母公司退款。截至2009年、2008年及2007年12月31日之未發行稅務資信證明之相關金額為577,000,000披索(請參閱附註13)。

為避免放棄提交註冊稅務師索償之權利作實，母公司已提交一份註冊稅務師起訴書，抗議BIR否決其涉及7,107,000,000披索相同金額之退稅要求。母公司修改起訴書，將經BIR審計之6,690,000,000披索應退還金額減去BIR就2001年給予之894,000,000披索。副檢查長已將對BIR之回復備案。該起訴目前正處庭審階段，母公司正在提供可支持其退稅索償之證據。

於2006年2月3日，母公司向BIR提交一份請求書，尋求裁決或確認，根據1997年國內稅收法第34 (A) (1)節，母公司順應最高法院之決定而給予客戶之退款比率可否從收入總額扣減，以作為普通及必需之業務開支。倘裁決對母公司有利，則將強制撤回就允許作為業務開支扣減之金額而向註冊稅務師提交之起訴書。

**b.　或有負債**

*1.　不動產稅評估*

七(7)個地方政府部門正就母公司若干財產之不動產稅進行評估，如電線杆、電線、絕緣體及變壓器等。

七(7)個地方政府部門中，只有一個獲CA作出有利決定，上訴法院指示有關地方政府部門對目標財產進行重新評估，並根據1991年之地方政府守則徵收稅項負債。換句話說，法院尚未釐定母公司之不動產稅項負債之具體金額。由於尚待提交起訴書，以便最高法院審查，故該決定尚未最終敲定。其他案例仍待提交法院、行政機構或有關政府辦事處。倘任何該等案例做出不利之裁決，均可能引發所有地方政府部門就母公司之特許經營區域進行稅務評估。到目前為止，母公司之特許經營區域覆蓋114座城市及自治區。

為解決可能產生之不動產稅負債，母公司於2004年12月23日向ERC提交一份申請，以建立恢復地方政府部門所有類型稅項（不包括地方特許經營稅）評估之機制。就此申請舉行之首場（亦為唯一一場）聽證會已於2005年5月23日舉行。然而，ERC就母公司批准將ERC第2006-045號案例下之年度收益要求作為部份預測經營及維護開支之申請刊發最終決定，否決了此項申請，ERC以「根本無法確定是否會產生開支」為由，已刪除目前在法院受到母公司質疑之不動產稅有關規定。根據ERC之意見，"分銷輪轉率設定條例第十一條允許進行稅務轉嫁。然而，根據本條所述之有關稅務事件之定義，專利費、徵費、關稅及其他稅務等涉及之大部份費用並不合規。ERC確認，上述即期稅項存在不確定性，且可能產生目前無法預期之新稅務或征費。因此，倘在此方面產生重大不可預知費用－包括目前建議撤銷之費用，會考慮在完成司法程序后修訂第十一條。"

於2008年12月8日，ERC頒佈名為「私有分銷設施分銷輪轉率設定條例(RDWR)之修訂方案」之2008年第20號決議案。在經修訂之RDWR中，ERC已重新定義「有關稅項」，以包括由國家政府或地方政府或國家政府或地方政府之任何機關、部門或機構或其他職權部門徵收或收取之任何稅項（該等部門明確規定之稅項除外）。因此，「有關稅項」之定義現已包括不動產稅。根據經修訂之RDWR，有關稅項或有關稅項計算方法之改變，或撤銷或徵收有關稅項，導致管理實體產生之成本遠高於或低於在此情況下分銷電力而應產生之成本，而有關成本之變動幅度超過管理實體之預測經營及維護開支總額之1%，將合資格稱為稅務變動事件，可轉嫁管理實體產生之有關稅項。

管理層認為，母公司向ERC提交適當申請，根據ERC批准之退款機制退回該等成本，可減少該等案例之不利決定所產生之影響。

2. *地方特許經營稅評估*

若干地方政府已對母公司進行地方特許經營稅評估。母公司之管理層及其法律顧問認為，母公司具有充足之法律依據對該等評估提出質疑。

3. *所得稅評估*

當SC於2003年4月作出責令母公司按每千瓦0.167披索向受影響客戶退款之最終決定，導致當時預計超額支付所得稅8,900,000,000披索。母公司已行使選擇權，修訂當時尚待BIR審核之1999年所得稅退款，以反映當年總額達977,000,000披索之超額支付所得稅。由於母公司2000年及2001年之賬簿已經BIR審核，且有關退款無法更改，該筆977,000,000披索之款項已結轉及抵免2002年之所得稅負債。

於2007年3月16日，母公司收到BIR高稅戶部門於2007年1月2日發出之初步評估通知，不允許將1999年超額支付之所得稅977,000,000披索結轉及抵免至2002年。BIR初步評估通知顯示金額為2,208,000,000披索，包括附加費及利息。

BIR解釋不允許結轉之理由為，1999年超額支付所得稅之抵免已超出規定之兩年申請退稅期，且僅可於隨后一年申請結轉稅項抵免。

於2010年2月，母公司已與BIR完成此項評估。

4. *NPC結算協議*

於1994年11月21日，母公司與國有企業NPC訂立為期10年之電力出售合約，自1995年1月1日起生效。RA No. 9136其中一條條款規定，NPC須於2001年年底前向ERC提交申請以批准輸電供應合約，連同配電設施。母公司於2001年9月8日之函件中表示有意與NPC訂立輸電供應合約，而NPC並未答覆該函件。相反，NPC自2002年1月起根據本應由輸電供應合約而取代之電力出售合約規定之合約電量來評估母公司，並每月對計費金額進行調整。母公司已於2002年2月20日之函件中列明其拒付計費調整金額之理由，同時已送達其正在行使電力出售合約所規定之終止權利之通知。母公司與NPC於2006年11月16日簽訂訂輸電供應合約(TSC)見附註35(a)。

有爭議金額乃合約電量及電力成本與向NPC轉移之實際電量及電力成本間之差額。2004年10月，聲稱據NPC估計，該有爭議金額在電力出售合約期限之最後三年期間(2002年1月至2004年12月)累計為42,000,000,000披索。下文所述之結算協議規定，倘母公司有責任支付該等款項，則該等費用構成母公司已購電力費用之一部份。母公司並未支付有爭議金額，原因是(其中包括)可能徵收之計費調整金額之理由不成立。母公司並無累計計算該等有爭議計費金額，亦無設立相應之應收客戶款項。

同時，於2003年3月24日，母公司向NPC發出書面通知，要求支付以下事項之索償金額9,787,000,000披索：NPC未能向母公司之獨立發電商及時提供輸電服務、對超額不穩定費用追討50%罰款、不穩定費用調整，備用電力價格、無信用保證超額輸電、NPC未能向母公司交接有直接關連之客戶以及延遲向QPPL發電廠支付佣金。

繼2003年3月至6月進行調解後，母公司於2003年7月15日與NPC簽訂結算協議。根據結算協議，母公司須向NPC支付27,515,000,000披索，即2002年至2004年間已訂約總電量與母公司由2002年1月至2003年4月已購買之總電力加上2004年12月31日前擬按合約水平向所涉及之獨立發電商購買之電量之和之差額。該數額自訂約日期起可根據母公司於2003年其餘月份及2004年向NPC購買之電量進行調整。另一方面，NPC須就延遲輸電及NPC銷售予位於母公司現有專營區之有直接關連客戶之電量向母公司繳付款項，合計7,465,000,000披索。母公司應付NPC款項淨額為20,050,000,000披索，而母公司預計將該筆款項轉嫁至其客戶(即發電成本)，並根據協定之支付條款與NPC結算。

結算協議須待ERC批准後方可生效，而訂約雙方須就此向ERC提交呈請。於2003年11月24日，母公司及NPC均就批准結算協議向ERC提交各自之申請。次日，母公司提呈將兩宗事件合併處理之動議。

於2004年3月1日，母公司、TransCo及NPC訂立一份修正調度協議，據此，NPC保證縮短及╱或接受縮短其獨立發電商之指定調度時間，以配合母公司自行安排之獨立發電商之指定調度時間，從而確保於2004年12月31日午夜前依據各自之MEQ調度母公司之獨立發電商。

透過2004年3月18日及22日提交並由ERC批准之提案，母公司及NPC於2004年4月15日提出聯合訴求，分別撤回其各自之批准結算協議申請，並對結算協議連同修正調度協議重新備案。

於日期為2006年1月20日致ERC之聯合合規聲明中，母公司及NPC表示，由於自簽訂日期起及於2003年其餘月份及2004年期間，母公司向NPC實際購買電量高於結算協議訂明之基準電量，故應付NPC及就向ERC曾批准之客戶收款之應付結算淨額由20,050,000,000披索減少至14,320,000,000披索。由於該筆金額構成母公司發電成本之一部份，故僅當ERC或法院最終批准結算協議及准許向客戶轉嫁上述金額時，該筆金額方會被母公司確認為負債。

截至2006年7月10日，聯合申請之聆訊已經完成，但該案件仍待ERC決議。

於2008年4月17日，NASECORE致函總檢察長辦公室，要求其干預案件。總檢察長辦公室於2008年5月8日對此作出回應，提交一份提案，迴避干預承認隨附反對聯合申請及NPC與母公司間之結算協議之提案。

母公司提交了一份日期為2008年6月3日之中止訴訟之證明及提案以及一份日期為2008年6月12日之審慎意見，作為回覆。於上述中止訴訟之證明及提案中，母公司通知ERC需要終止該案，以便母公司在ERC按利弊情況議決聯合申請之前取得普通法院就民事和公司法律問題作出之判決。該等問題包括：

i. 結算協議（母公司與NPC之間達成之互惠申索和解）是否應提交予總檢察長辦公室以供批准；

ii. NPC董事會是否有權調解NPC及母公司訂立之結算協議所述之NPC索償；及

iii. NPC及母公司訂立之結算協議是否嚴重有損於政府。

於日期為2009年9月14日之命令中，ERC批准母公司就中止NPC及母公司聯合申請批准結算協議之訴訟之呈請。結算協議解決了母公司及NPC訂立之電力出售合約所涉及之爭議，電力出售合約由1995年1月起至2004年12止，為期10年。根據結算協議，母公司將支付NPC結算款項淨額14,320,000,000披索，該筆款項將根據事先協定之支付條款與NPC結算。結算協議須待ERC批准後方可生效。

ERC於2009年9月14日之命令源自總檢察長辦公室提交之一份日期為2008年5月8日之提案，其中對結算協議之有效期提出質疑。於2008年6月3日，母公司向ERC提交了中止訴訟之提案，旨在讓母公司取得普通法院就總檢察長辦公室提案所產生之民事和公司法律問題作出之判決。ERC與母公司一致認為，總檢察長辦公室之問題不在ERC管轄範圍內，應在普通法院提起訴訟。因此，ERC指示「NPC及母公司提交之「聯合申請」應暫時存檔，等候進一步通知」。

於2009年11月23日，母公司由總檢察長辦公室代表針對NPC、電力界別資產負債管理公司(PSALM)及菲律賓共和國向Pasig City之RTC(「RTC Pasig」)提交確認賠償請求之呈請。該案件記錄編號為SCA Case No. 3392。該呈請尋求一份確認聲明，即不受轉嫁條文(保留以供ERC批准)約束之結算協議有效且具約束力。於日期為2009年12月2日之命令中，RTC Pasig受理該呈請，要求被告提呈有關意見。由於當事人提交了延期之提議，母公司一直在等待PSALM、NPC及總檢察長辦公室各自之意見。

倘結算協議未獲批准，訂約雙方須重返各自仲裁前之立場。倘出現該種情況，則根據10年期合約之規定，適用於訂約雙方之補救措施乃為仲裁。在此情況下，母公司將繼續對因電力出售合約而應付NPC之負債提出異議，包括結算協議規定之有關金額。另一方面，倘結算協議獲批准，母公司將向NPC確認負債，連同相應之應收客戶款項。

5. *遞延PPA*

於2009年10月14日，ERC發佈了有關母公司落實追回ERC之前批准之若干轉嫁成本不足收回部份之調查結果。該等款項包括遞延PPA、與QPPL有關之輸電線成本及2004年產生之遞延會計調整(DAA)。根據ERC之調查結果，母公司在追回上述項目時超額徵收，多出268,000,000披索。母公司被要求向客戶退還上述金額，連同在收到ERC裁定後開始之下個賬單週期按每千瓦時0.0169披索之電價計算之賬面費用184,000,000披索，直至該款項全部退還。母公司正研究ERC之調查結果，以備可能上訴之需。

6. *審核委員會之審核*

於G.R. No. 166769及G.R. No. 166818日期為2006年12月6日有關母公司分拆案件之高級法院裁決中，高級法院裁定審核委員會之審核並非釐定電價之先決條件。然而，高級法院確認ERC在釐定電價方面之權力之同時，亦確認該事項之潛在社會影響。因此，高級法院指示ERC要求審核委員會全面審核母公司之賬簿、經營記錄及賬戶。於2007年1月15日，為符合高級法院之指示，ERC根據日期為2006年12月6日之高級法院裁決聘任審核委員會就2004年及2007年測試期間進行審核。

審核委員會審核於2008年9月開始，於2009年8月完成。

於2010年2月17日，母公司收到ERC根據ERC Case No. 2001-900 RC發出之命令，名稱為「有關申請人Manila Electric Company (Meralco)根據RA No. 9136條款按照申請批准捆綁電價之條款申請批准捆綁電價之事項」，指示案件中所有介入者自收到各自就審核委員會發出之母公司於2004年及2007年之「電價審核捆綁費用2009-01號報告」發表之意見起十五(15)日內呈報。

7. *可能退款之撥備*

母公司就有關其輸電費用超額徵收之可能退款作出撥備。

2009年已確認輸電成本超額收回之可能退款之額外撥備3,333,000,000披索，並於2009年綜合損益表中列入「可能退款之撥備」項下。截至2009年12月31日，累計輸電費用超額收回由2008年12月之4,098,000,000披索減少至2,514,000,000披索。

8. *其他索償*

母公司同樣承擔第三方提起法律訴訟或索賠之或然責任，包括有關待法院裁決之勞工事件，其結果目前無法確定。管理層及其法律顧問認為，該等法律訴訟或索賠產生之最終負債總額（如有）將不會對財務資料產生重大影響。

有關撥備於2009年、2008年及2007年分別為3,351,000,000披索、318,000,000披索及400,000,000披索，而撥備撥回於2007年為728,000,000披索（見附註22）。

9. MIESCOR及Rockwell負有與索償、法律訴訟及稅項有關之或有負債，而有關索償、法律訴訟及稅項還須待法院裁決或在商討中，其結果目前無法確定。在與外部法律顧問磋商後，管理層認為，該等問題之可能判決結果將不會對該公司之財務狀況及經營業績產生重大影響。

**35. 重大合約及承擔**

重大合約及承擔包括：

**a. NPC**

於2006年11月16日，NPC及母公司簽訂輸電供應合約，自生效日期起五(5)年完結時屆滿，或倘於5年期間內引入開放存取，則自引入之日起一(1)年完結時屆滿。合約電量之計劃為2007年6,646千兆瓦、2008年6,604千兆瓦、2009年6,646千兆瓦、2010年6,646千兆瓦及2011年6,646千兆瓦，以及根據ERC之批准按NPC之分時電價計算之合約電費，加上對NPC電費之調整，如但不限於DAA及增量貨幣匯率調整、RA No. 9136強制性降價調整，以及反映ERC分時電價包含之輸電線成本中實際輸電線成本（計入WESM線路租金成本）遞增或遞減之調整計算合約電力費用。根據輸電供應合約，母公司須向NPC提交其每月720小時（以千瓦時計）之指定電量，但承諾購買之電量則以每日24小時電量（以千瓦時計）計算。

以下為輸電供應合約之突出特點：(1) NPC將不會向母公司強行收取任何形式之保證金；(2)倘增量是由於電力日售量及／或客戶選擇計劃(CCP)之母公司客戶不加利用造成，母公司可提高其每月合約電力；(3)倘這是由於母公司客戶於出現公共資源期間向NPC或任何其他供應商轉讓造成，或是由於向母公司之商業或工業客戶終止電力服務或結束合同造成，母公司可減少其每月合約電力；(4)在有關轉讓前至少30日向母公司提供書面通知後，NPC可向任何實體轉讓或轉移其部份或全部權利及責任；(5)在母公司取得TransCo之事先許可及母公司已提交必要證據，即買方、承讓人或受讓人並無涉及NPC之尚未解決之責任後，母公司可轉讓、出售或轉移其部份或全部合約電力；(6)母公司按相當於不超過合約電力百分之二十(20%)數量向NPC採購超過合約電力之部份電力，惟須計入分時電價百分之二十(20%)之額外附加費用；及(7)應母公司之要求，自任何或所有母公司之獨立發電商出現倒閉或無償債能力之日起二十四(24)小時內，NPC須向母公司提供替代電力，價格按生產有關替代電力之實際成本加百分之十(10%)，再加上所有適用之ERC批准之費用及手續費計算。

母公司電力承購超出輸電供應合約數量部份應視為從WESM獲取。

於2007年7月20日，母公司及NPC簽訂輸電供應合約之補充條款，增加輸電供應合約附錄1規定之年度及每月合約電力，以解決母公司之負荷增長要求，並同時闡明輸電供應合約第5.6條，指NPC可轉讓其輸電供應合約合約予母公司及合約電力之任何部份，惟倘母公司受任何法律、合約或合資格機構限制而無法與承讓人或後續發電公司建立合約關係，則不會向有關承讓人轉讓輸電供應合約。因此，合約電力（以千兆瓦計）之計劃於2007年、2008年、2009年、2010年及2011年分別增加至7,156、7,624、7,666、7,666及7,666。於2007年10月1日，母公司及NPC提交了批准補充條款之聯合提案。聯合提案目前已提呈供ERC裁定。

於ERC發出之日期為2008年11月10日之裁定，就BTRCP-DTI針對該公司提交之訴狀(ERC Case No. 2008-016 RC)而言，ERC指示母公司就增加輸電供應合約訂約量與NPC協商及簽約，以配合其更新之需求預測（扣除獨立發電商合約規定之數量）。NPC及母公司目前在商討處理ERC之指示。

於2006年8月16日，在簽訂輸電供應合約前，母公司亦與NPC訂立一份協議備忘錄，內容乃有關向在過去十二個月平均最高用電需求至少1兆瓦之大型工業及商業客戶實施客戶選擇計劃，其中後者可利用NPC之分時發電價格。

批准上述協議備忘錄之聯合申請由母公司及NPC於2006年9月27日在ERC備案。於2006年11月17日，ERC臨時批准聯合申請，使母公司能實施客戶選擇計劃。就此而言，就客戶選擇計劃批准電價費表之申請已由母公司於2006年12月21日在ERC備案。上述申請尋求追回母公司因實施客戶選擇計劃而產生之累計費用。於2007年3月14日，ERC發出臨時授權，同意徵收上述累計費用。

於2007年3月8日，母公司及NPC提交第二份聯合補充提案連同聲明，旨在降低客戶選擇計劃之起點至750千瓦，以便更多客戶能利用NPC之分時電價。上述提案仍待ERC決議。

同時，待母公司及NPC雙方一致同意後，客戶選擇計劃之期限延長，直至ERC另有指示或存在終止客戶選擇計劃協議備忘錄之任何理由時。

母公司亦就向高負荷系數菲律賓經濟特區委員會(PEZA)－許可行業提供經濟特區電價於2007年9月17日與NPC簽立協議備忘錄。於2007年9月21日，ERC准許母公司立即進行上述協議備忘錄之實施。

在落實經濟特區協議備忘錄之過程中，母公司及NPC同意就2008年合約年提供額外合約量90,000,000千瓦時及就2009年合約年提供額外合約量296,000,000千瓦時，以滿足額外之經濟特區客戶消費。

截至2009年、2008年及2007年12月31日止年度向NPC已購總電量分別為42,779,000,000披索、49,406,000,000披索及54,998,000,000披索。於2002年9月26日落實NPC之捆綁式費用之前，NPC費用並不分發電及輸送費用。

**b. TransCo/National Grid Corporation of the Philippines (NGCP)**

根據RA No. 9136第8條，TransCo成立及擔負NPC之電力輸送職責。

截至2009年、2008年及2007年12月31日止年度TransCo之賬單總額分別為23,812,000,000披索、25,009,000,000披索及28,449,000,000披索，指捆綁式電價架構生效後自2002年9月26日起輸送、配套及其他服務產生之費用。

自2009年1月15日起，NGCP透過特許協議及國會經由RA No. 9511批准之專營權負責政府對TransCo之經營。

*購買輔助輸電資產(STA)*

於2008年6月30日，ERC批准按出售合約之規定以188,000,000披索向母公司出售National Transmission Corporation之各種輔助輸電資產，該筆款項已於2008年9月付清。

母公司於2009年8月26日至2009年9月25日開始向輔助輸電資產涉及之客戶收款。

就計量安排而言，NGCP將繼續為計量服務供應商，直至NGCP有能力在新的交付地點安裝其整裝儀表。因此，母公司將有義務及責任為客戶計量。然而，即使母公司有技術能力為所有該等客戶計量，其只有在取得ERC發放之WESM計量供應商許可證後才可向電力服務合約備案客戶履行NGCP之計量職能。

一份將包括母公司、NGCP、供應商(NPC及Team Energy)及PEMC就上述安排訂立之協議詳情之協議備忘錄正在定案。

c. **FGPC及FGP Corp.**

能源部於1994年12月要求母公司提供1,500兆瓦市場，分擔Camago (Malampaya)氣田預期3,000兆瓦產量。氣田之加速發展符合政府之能源自給計劃，以及需要氣田之同步發展、建造管道基建工程及建立下游設施(主要是燃氣電廠)，以致Luzon之天然氣在2000年前供應2,000兆瓦市場及2002前供應另外1,000兆瓦市場。在一系列意見交換後，根據該事宜之若干條件，母公司在致能源部之函件中重申其吸收Camago (Malampaya)氣田1,500兆瓦產品之承諾，並提名母公司之關聯方First Gas Holdings, Inc.作為全部1,500兆瓦容量之發展商。

於1995年3月14日及1997年1月9日，母公司與獨立發電商、FGPC及FGP Corp.訂立電力購買協議(該等協議)。根據該等協議之條款，該等獨立發電商承諾向母公司出售及輸送電力，而母公司則承諾向其購買電力，惟須受該等協議規定之若干條款及條件之規限。該等協議須於該等獨立發電商之電廠商業運營日期起第25週年之日逐個終止。

在符合EPIRA第33條時，向獨立發電商授予配電設施透過盡「最大合理努力」降低其現有合約成本來減少其潛在閑置成本，母公司採取步驟與QPPL、FGPC及FGP Corp.重新磋商其合約。為使合約審查流程透明及保證重新商議公平進行，母公司之董事會設立一個三人獨立審查委員會，當時包括Margarito Teves先生、Carlos Dominguez先生及Emilio Vicens先生。

於2004年1月7日，母公司之獨立發電商獨立審查委員會及FGPC／FGP Corp.簽訂母公司及FGPC／FGP Corp.訂立之電力購買協議修正案。有直接價值之特許權包括FGPC承攬當地業務及共同税，而有條件特許權包括提高超額發電之折扣、就不履約支付高額罰款及2011年前不會就所交付之合約數量外而在90%容量係數水準內之電力向母公司收取容量費及固定經營及維護費。已簽訂修正案於2004年3月12日提呈予ERC以待批准。在進行公開聆訊後，ERC於2006年5月31日批准該修正案。

母公司與NPC及FGPC訂立一份變電站接駁協議，內容有關(a)由FGPC電廠至NPC變電站專用35千米輸電線之建造、所有權、營運及維護；(b)電廠與NPC電網系統之接駁；及(c)接受及交付FGPC電廠之電力及容量至母公司之接收地點。同樣，母公司與NPC及FGP Corp.訂立一份中期接駁協議，據此，NPC將負責向母公司之接收地點交付及輸送FGP Corp.電廠之電力及容量。

截至2009年、2008年及2007年12月31日止年度向FGPC及FGP Corp.已購總電量分別為48,519,000,000披索、55,283,000,000披索及44,976,000,000披索。

**d. QPPL**

母公司於1994年8月12日與QPPL訂立PPA，後於1996年12月1日予以修訂。根據已修訂PPA之條款，QPPL承諾向母公司出售及輸送電力，而母公司則承諾向QPPL購買電力，惟須受已修訂PPA規定之若干條款及條件之規限。PPA須於QPPL之電廠商業運營日期起第25週年之日終止。

母公司亦於1996年6月13日與QPPL訂立一份輸電線協議(於1996年12月1日經修訂)。根據PPA及輸電線協議，QPPL負責取得所有必要之許可文件及負責輸電線之選址、設計、建造、經營及維護，而母公司則有義務透過支付定期輸送費用來支付QPPL就輸電線之選址、設計及建造、經營及維護產生之所有成本及開支(包括因新訂法規或稅項等造成之不可預見之成本增加)。

輸電線協議之期限將延期至PPA期限之到期日，自簽訂輸電線協議之日起至商業運作之日第25週年屆滿。輸電線協議之期限可按共同接受之期限續期，連同PPA期限一併續期。根據輸電線協議，母公司有義務向QPPL支付每月資本成本追回款項及每月營運款項。

於2001年年中，母公司及QPPL就修訂PPA之若干條文進行商討。PPA變動之處主要是關於重新配置有關QPPL電廠之性能及調度之風險。根據PPA之經修訂條款，母公司一般將承擔與QPPL電廠之調度有關之風險，而QPPL一般將承擔與其電廠之技術性能有關之風險。該等磋商之結果是於ERC備案批准PPA之修訂(第3號修訂)之申請。然而，由於ERC提出若干憂慮，該提案已由母公司於2003年3月4日撤回。因此，PPA之第3號修訂並未生效。

於2008年2月21日，母公司及QPPL修訂其輸電線協議，以使其條款符合ERC已核准之條款。根據該修訂，母公司及QPPL同意及確認向另一方可能提出之索償截至該修訂日期已議決。因此，母公司不再就未兑現輸電線費用839,000,000披索向QPPL確認其負債，並於2007年綜合損益表列入「追回未兑現應收款項之可能虧損」賬項。

同日，母公司及QPPL亦就超額發電安排簽訂PPA之補充函件協議。該補充函件協議列出一項安排，允許母公司調度電廠及根據對有關發電量按折現每千瓦時價目出售超額發電量提高QPPL之收入。母公司同意基準發電量及2008年至2017年(各「保證年度」)電廠之目標超額發電量(TEG)。目標超額發電量相等於每年74,000,000千瓦時。母公司將根據有關超額發電量之PPA現有條款於保證年度期間支付每千瓦時之超額發電量。倘保證年度未達致目標超額發電量，則母公司將向QPPL支付一筆款項(「預付款」)，反映目標超額發電量與實際超額發電量(AEG)之差額。

倘某個年度期間實際超額發電量高於或等於目標超額發電量，則母公司毋須就該年度期間向QPPL支付任何預付款。此外，母公司將就實際超額發電量超出目標超額發電量之每千瓦時收取一千瓦時信貸。根據母公司之選擇，千瓦時信貸於結算日後年度期間可計入實際超額發電量之結算中。

於截至2018年至2025年年度期間，QPPL將按八筆大約相等之年度分期付款(不計利息)償還母公司之預付款總額。

截至2009年、2008年及2007年12月31日止年度向QPPL已購總電量分別為15,477,000,000披索、14,072,000,000披索及12,813,000,000披索。

**e. Masinloc Power Partners Co. Ltd. (MPPC)、Aboitiz Power Renewable, Inc. (APRI)、及Therma Luzon Inc. (THERMA)、San Miguel Energy Corporation (SMEC)、及Sem-Calaca Power Corporation (SCPC)**

母公司及NPC訂立之輸電供應合約涉及向MPPC提供電力，規定向NPC發電資產之新擁有人全部或部份轉讓輸電供應合約電量。於2008年Masinloc Coal-fired Power Plant私有化及MPPC接管有關資產後，NPC向MPPC轉讓已訂約輸電供應合約電力之14.89%。其後，母公司直接將向MPPC轉讓之輸電供應合約電力之款項撥付予MPPC。

NPC同樣向APRI轉讓已訂約輸電供應合約電力之9.63%，同時NPC之Tiwi-Makban地熱發電廠已進行私有化及APRI於2009年初接管有關資產。

於2009年7月8日600兆瓦Calaca火電廠重新招標中，DMCI Holdings中標，並成立新公司SCPC經營及掌管電廠。

PSALM於2009年8月28日就NPC獨立發電商合約之管理進行招標期間，SMEC獲得Pangasinan 1,000兆瓦Sual火電廠之合約。

NPC分別向THERMA、SMEC及SCPC轉讓母公司之輸電供應合約電力之22.04%、5.253%及7.34%。

雖然PSALM已經向該等第三方轉讓部份輸電供應合約電力，但仍符合輸電供應合約條文。唯一區別是發票及付款(包括增值稅及相應之其他稅項)直接面向第三方。但母公司並未單獨與MPPC、APRI、THERMA、SMEC及SCPC訂立合約

母公司分別於2009年10月供應月份、2009年11月供應月份及2009年12月向THERMA、SMEC及SCPC直接支付輸電供應合約電力之第一筆款項。

**f. Montalban Methane Power Corporation (MMPC)**

於2009年4月3日，母公司與MMPC簽訂電力出售合約。MMPC之電廠為位於Rizal，Municipality of Rodriguez (前稱Montalban) 之可再生能源發電站，利用Montalban之垃圾填埋場提取之沼氣。該電廠之裝機容量為八(8)兆瓦，而其設計容量為十一(11)兆瓦。

ERC於2009年2月9日授予MMPC合規證書。

合約為期兩年，經訂約方共同協定可予延期。電力乃按「即買即付」基準出售。因此，母公司須購買之電量並無最低限制。電力之定價透過使用ERC批准之NPC分時電價按小時計算。MMPC之分時電價僅包括NPC之基本分時電價加當地社區特許權及福利費用每千瓦時0.01披索。以下為MMPC之價格優勢：

i. NPC電價之GRAM及ICERA並非MMPC之分時電價之組成部份。

ii. 位於母公司特許經營區域內，MMPC發電廠輸送之電力獲豁免遵守NGCP規定收取之電力輸送服務費。

iii. 根據RA No. 9513「推進可再生能源來源之發展、利用及商業化及用作其他用途之法案」，母公司向電廠購買之電力分類為零增值稅額定銷售。

於2009年5月13日，母公司向ERC提交了批准電力出售合約之申請，祈求臨時授權。於2009年6月1日，ERC臨時批准電力出售合約，惟須受以下條件之規限：(1)電力出售合約之任何日後修訂(包括徵收容量追回費用)須首先向ERC備案以待批准，而落實則應可期待，及(2)倘臨時批准之電價被發現高於最終電價，超出部份之相應金額須由母公司退還予客戶。

MMPC於2009年6月11日開始向母公司輸送電力。

有關電力出售合約之聆訊已完成，而電力出售合約尚待ERC最終批准。

**g. 收購Carmelray工業園之現有配電系統及向工業園提供電力之特許權協議**

於2009年3月6日，母公司向PEZA提交註冊為電力公用事業企業之申請，以在位於Calamba, Laguna之Carmelray工業園2 (CIP2)內提供電力服務。

於2009年3月26日，Carmelray-JTCI Corporation (CJC)及母公司簽訂一份協議備忘錄。後者同意接管CIP2之13.8千伏配電線路設施及開關站，以確保向工業園及其探測器提供足夠之電力，自生效日期起至2028年6月28日為期十九(19)年。

於2009年4月7日，PEZA告知母公司，其並不反對將CIP2整合至母公司之配電系統。因此，於2009年4月11日，母公司從經濟特區之先前電力服務供應商CIP Power Corporation手中接管CIP2之配電系統。不久之後，PEZA董事會於其2009年4月17日會議期間根據若干條件批准母公司登記為PEZA註冊之公用事業企業。

以下為已購電力之詳情：

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示)* | | |
| FGPC及FGP Corp. | 48,519 | 55,283 | 44,976 |
| NPC/PSALM | 42,779 | 49,406 | 54,998 |
| TransCo | 23,811 | 25,009 | 28,449 |
| QPPL | 15,477 | 14,072 | 12,813 |
| WESM (PEMC) | 11,284 | 13,083 | 31,578 |
| Duracom及其他 | 19 | 19 | 23 |
| AP Renewables | 1,645 | – | – |
| Therma Luzon | 1,700 | – | – |
| SMEC | 233 | – | – |
| SEM | 192 | – | – |
| MPPC | 5,258 | – | – |
| MMPC | 11 | – | – |
| | 150,928 | 156,872 | 172,837 |

向FGPC、FGP Corp.及QPPL購買電力之總承擔(包括輸電線費用)估計如下：

| 年份 | 最低能源數量(MEQ) *(以百萬千瓦時計)* | 等價金額 *(以百萬披索列示)* |
|---|---|---|
| 2010年 | 14,295 | 63,574 |
| 2011年 | 14,295 | 62,236 |
| 2012年 | 14,325 | 72,258 |
| 2013年 | 14,295 | 79,019 |
| 2014年 | 14,295 | 83,124 |
| 2015年 | 14,295 | 89,994 |

**h. 經營租約承擔**

*作為承租人*

Rockwell已就其投資物業組合訂立商用物業租約。該等不可撤銷租約之餘下期限介乎2至10年。所有租約均包括能根據現行市況上調租金費用之條款。以下為未來最低租約收入之金額：

| | 金額 *(以百萬披索列示)* |
|---|---|
| 2009年 | 207 |
| 2010年 | 57 |
| 2011年 | 17 |
| 2012年及之後 | 2 |
| | 283 |

*資本承擔*

(1) Rockwell就「One Rockwell」項目之上部結構工程與於2008年4月註冊成立之DATEM訂立合約。合約金額為固定費用2,500,000,000披索，包括所有適用之地方及國家稅項、勞工及材料之管理費用及成本以及妥善執行工程所需之全部成本。上部結構工程於2008年12月開始，目前在建。截至2009年12月31日，產生費用1,200,000,000披索，並已支付。

(2) Rockwell就有關Meralco BPO項目之上部結構工程與Hilmarc's Construction Corporation訂立合約。該工程合約金額為1,200,000,000披索，但已就批准之變動調整至886,000,000披索，包括所有適用之地方及國家稅項、勞工及材料之管理費用及成本以及妥善執行工程所需之全部成本。Rockwell於2009年7月完成項目。截至2009年12月31日，就該合約支付之總金額為872,000,000披索。

(3) Rockwell就The Grove項目之打樁工程與Advanced Foundation Construction Systems Corp.訂立合約。合約金額為77,000,000披索，包括所有適用之地方及國家稅項、勞工及材料之管理費及成本以及妥善執行工程所需之全部成本。工程已於2009年11月竣工，並於2009年12月獲支付。

## 36. 每股盈利

每股盈利乃按年內母公司股權持有人應佔溢利淨額除以年內發行在外普通股之加權平均數計算。

| | 2009年 | 2008年 | 2007年 |
|---|---|---|---|
| | *(以百萬披索列示，不包括股份及每股數據)* | | |
| 母公司股權持有人應佔溢利淨額(a) | 6,576 | 4,100 | 9,562 |
| 股份： | | | |
| 年初之普通股 | 1,103,768,012 | 1,103,342,882 | 998,812,167 |
| 加權平均普通股－發行 | 4,282,979 | 303,714 | 61,350,763 |
| 加權平均普通股—基本(b) | 1,108,050,991 | 1,103,646,596 | 1,060,162,930 |
| 期權項下股份數目 | – | 9,767,651 | 10,382,537 |
| 應已按公允價值發行之股份之加權平均數目 | – | (7,738,824) | (5,931,999) |
| 加權平均普通股－攤薄(c) | 1,108,050,991 | 1,105,675,423 | 1,064,613,468 |
| 每股金額： | | | |
| 每股基本盈利(a/b) | 5.93 | 3.71 | 9.02 |
| 每股攤薄盈利 (a/c) | 5.93 | 3.71 | 8.98 |

**37. 董事及高層行政人員之薪酬**

下表分組列示母公司之董事、高層行政人員及行政人員之薪酬：

| 職位 | 年份 | 薪金 | 浮動薪酬 | 總計 |
|---|---|---|---|---|
| | | *(以百萬披索列示)* | | |
| 行政總裁及高層行政人員 | 2009年 | 108 | 22 | 130 |
| | 2008年 | 91 | 20 | 111 |
| | 2007年 | 82 | 14 | 96 |
| 全體行政人員及董事（未列明組別名稱） | 2009年 | 161 | 31 | 192 |
| | 2008年 | 171 | 33 | 204 |
| | 2007年 | 148 | 21 | 169 |

**38. 其他事項**

**a. 經修訂系統虧損上限**

於2004年9月29日，ERC頒佈「有關配電系統虧損之可追回電價之申請及批准上限指引」，規定對技術、非技術及管理虧損應用單獨系統虧損上限以及母公司對之後五年進行估計。

於2007年1月31日，母公司根據上述指引向ERC提交批准系統虧損上限之申請。在上述申請中，母公司要求ERC：(i)就技術及非技術虧損保持收回可追回系統虧損之綜合電價之現有方法，以及按11.27%修改2007年至2011年各年配電系統虧損之可追回電價之綜合上限，這是基於計算配電系統總虧損之當前慣例，其中管理虧損乃計入銷售，(ii)保持收回管理虧損之現有方法（例如，系統淨輸入量之1%或公司實際使用度數，以較低者為準），及(iii)在確定非技術系統虧損時，不應從配電系統總虧損扣除暗中追回之金額，而該金額須根據RA No. 7832之實施細則及規章第2節第10條以發電費用折扣之形式退還予客戶。

於2007年6月7日，ERC頒佈Resolution No. 19, Series of 2007，撤銷配電部門提交之批准系統虧損上限之所有申請。根據決議案，「ERC有關處理系統虧損及為私有配電部門設立新上限之新政策須納入ERC評估其各自作為PBR新成員之申請中。」於2007年8月6日，母公司向ERC提交一項提案，力求闡明設立系統虧損上限會採納何種程序以及根據RDWR或任何其他ERC發佈條文何種特別規則、指引或機制會管轄同一提案。上述有關澄清之提案仍待ERC表決。

於2008年12月8日，ERC頒佈Resolution No. 17, Series of 2008「採納配電設施之新增系統虧損上限之決議案」，其中ERC已議決降低發電廠可向客戶轉嫁之（技術及非技術）系統虧損之最高電價。在上述協議中，私有電廠之新增系統虧損須為實際結果，但不超過百分之八點五(8.5%)，自2010年1月賬單日起生效。這較現有系統虧損上限百分之九點五(9.5%)低百分之一(1%)。公司實際使用量（管理虧損）須計入PBR規定之發電廠下次復位中經營及維護費用內。發電廠就其降低系統虧損之努力獲得報酬之方式須由ERC在PBR規定之績效激勵計劃(PIS)中進行處理。

於日期為2009年8月11日之函件，母公司向ERC書面請求在2010年延期執行8.5%之系統虧損上限。函件中，母公司表示其無法控制之若干發展事項集中出現將使母公司難以在2010年符合新上限。尤其是，經濟下滑造成之工業電力銷售量突然大幅下降已減少母公司之高壓電銷量。住宅用銷量持續增加又惡化了這種情況，推動低壓電力銷量在母公司之專營地區消費總量所佔之份額增加。母公司進一步提議，「倘上限不得不降低，吾等建議上限設為不低於9.0%，符合共和國法令第7832號，直至根據RA第9136號確定之技術因素計算之上限可確定時為止。」

於日期為2009年11月23日之函件，ERC同意高壓電銷量份額下降之系統虧損帶來之不利影響，同時回覆「無論特許經營地區是否高度城市化，都已設定現有及建議新上限」。函件又表示：配電部門與母公司一樣「有足夠多之方法及措施」防止或制止電力盜竊行為。因此，委員會拒絕母公司延遲執行上限之請求。

於2009年12月8日，母公司提交修訂上述決議案之訴狀，迫切希望自2010年1月起立即暫停實施8.5%之新系統虧損上限。建議修訂旨在讓決議案與RA第9136號及RA第7832號之條文保持一致，即提高系統損失上限水準不低於9%。截至2010年2月22日，ERC尚未回應該訴狀。

b. **零售競爭**

於2007年2月9日，ERC透過Resolution No. 3, Series of 2007訂明實施零售競爭和公共資源引入之時間表。根據決議案，零售競爭須待EPIRA第31條及兩項其他「重要規定」(例如，建立所需之客戶交換系統等基礎設施及頒佈相關條例)之先決條件落實後方可進行。ERC亦須於實際執行前六個月宣佈開始實施零售競爭。

在磋商出售電廠後，PSALM於2009年12月3日向Sem-Calaca Power Corp.交接600兆瓦Calaca火電廠。根據Calaca私有化之PSALM，超過70%之NPC發電量將進行私有化，符合實施通路開放及零售競爭(OARC)之EPIRA先決條件之一。

同時，截至2009年12月15日，San Roque、Bakun及Benguet水電廠成功中標NPC之合約容量，估計PSALM出價高於Luzon及Visayas電網中NPC之獨立發電商合約之43.75%。PSALM旨在於2010年內跨越NPC之獨立發電商合約中私有化比例為70%之門檻。

就其本身而言，ERC已頒佈「零售競爭之七大綱要」，內容有關體現落實EPIRA中設想之零售競爭及公共資源引入之框架之一套規例，即零售電力供應商(RES)許可指引、經修訂業務分離指引、競爭性零售市場參與者之行為守則、競爭規則、供應商最後申訴規則、分銷服務及公共資源引入規則及統一商業慣例。統一商業慣例已更名為客戶交換規則。

ERC亦頒佈了競爭法則，向零售競爭之合資格終端用戶提供更詳細之指引，以及正制定企業對企業資訊系統之指引，在競爭環境中促進客戶交換及類似程式。根據EPIRA，零售競爭將從平均高峰需求為1兆瓦之終端客戶開始。兩年後，零售競爭之第二階段將面向單負荷和聚合負荷用戶展開，競爭門檻下降至750千瓦。其後，門檻逐漸下降，直至零售競爭之第二階段後七年期間內達致家庭水準。

於2008年5月23日，母公司連同其他業內人士向ERC提交申請，要求批准Luzon及Visayas電網之中期公共資源引入及根據2008年能源峰會期間業內人士及利益相關方採納之建議「中期實施公共資源引入之職權範圍」進行實施。批准申請會准許平均高峰需求為1兆瓦及以上客戶向合資格發電公司及零售電力供應商洽談及購買其電力需求量。合資格發電公司為滿足EPIRA之指定發電市場份額上限之發電公司。於日期為2008年11月10之決議，ERC將中期公共資源引入更名為電力供應選擇計劃(PSOP)及批准其實施，惟須受以下條件之規限：

i. 配電部門須充當默認供應商及負責失衡事項之會計結算。

ii. 電力供應選擇計劃須首先在Luzon電網內實施。

iii. 電力供應選擇計劃之實施須自轉讓Calaca私有化之NPC發電資產之經營起開始。

iv. 實際OARC開始後，電力供應選擇計劃須停止使用。一旦ERC宣佈OARC，所有有關合約及交易將自動終止。

v. RES須根據ERC將予頒佈及批准之項目條例嚴格實施。

母公司就決議之部份復議／澄清提交一項議案。母公司力求澄清(a)調整輸電供應合約訂約量以計算電力供應選擇計劃內外客戶之變動；(b)作為地方零售電力供應商參加配電部門；及(c)配電系統損失之處理。

於日期為2009年9月14日之指令，ERC澄清(a)輸電供應合約之調整須根據有關條文進行；(b)並無令人信服之理由准許地方零售電力供應商根據電力供應選擇計劃經營；及(c)配電部門須負責採購與配電系統損失有關之所有電力。在上述指令中，ERC進一步表示，電力供應選擇計劃須於完成以下任一條件後九十(90)日內開始實施，以較早者為準：(a)轉讓Calaca NPC發電資產之經營予有關私有發電公司或與其實力相當之發電公司（以容量計）或(b)將Luzon及Visayas之NPC發電資產之總容量至少70%私有化。

於2009年12月，ERC發佈電力供應選擇計劃之第三版草擬法則。上述法則擬為實施電力供應選擇計劃提供監管框架。上述草擬法則乃徵求所有利益關聯方之意見後發佈。

c. **PEZA－ERC司法權**

於2007年5月9日，母公司連同Private Electric Power Operators Association, Inc. (PEPOA)向RTC-Pasig (Branch 71)提交宣告性救濟之訴狀，就經濟特區之電力服務質疑PEZA之監管權威。其後，母公司將其訴狀更換為「投訴期望臨時限制法令(TRO)及初步禁令之PEZA指引無效之聲明」，以限制PEZA實施「註冊為在經濟特區內經營之發電設施／公用事業／企業」及「經濟特區電力供應」之指引。

母公司及PEPOA認為上述指引與EPIRA相悖，故無效及作廢。此外，ERC提交一項議案進行干預，支持對PEZA之投訴。

PEZA之指引實際上給予PEZA在經濟特區之特許經營權。因此，PEZA可從配電部門之服務範圍潛在開拓經濟特區及准許特許配電部門外企業在經濟特區內提供配電服務。PEZA亦可在經濟特區內制定價目表及有關電力配送服務供應商之經營參數。PEZA宣佈成立其他經濟特區可能惡化配電部門特許經營區之狀況。

於2007年11月9日，法院批准母公司有關將訴狀更換為投訴臨時限制法令禁令之提案，亦發佈臨時限制法令及初步禁令，限制PEZA實施有關指引。在RTC-Pasig前，該案目前作為主案等待聆訊。

在與PEPOA、母公司及PEZA進行一系列磋商後，訂約方同意解決分歧，導致法院前之投訴備案。因此，透過PEZA局長Lilia B. De Lima簽署日期為2008年6月6日之函件，PEZA提出以下建議，以解決PEPOA及母公司之憂慮：

i. 「倘電廠或有關企業目前在經濟特區內經營電力配送系統，PEZA董事會批准有關企業符合全部註冊規定後之註冊。

ii. 在新宣佈之經濟特區外立即經營之特許配電部門有權首先拒絕經營電力配送系統，惟須符合全部註冊規定。

iii. 在PEZA確定適用之電力配送費用之日前，以現時配電及其他配電相關費用為準。」

母公司透過日期為2008年6月30日之函件連同有關第3項之聲明接納上述提議。尤其是，母公司建議將第3項改寫為以下內容：

「在PEZA及ERC同意資產確認及電價設定界限之原則以及PEZA確定適用之配電費用之日前，應採用目前配電及其他配電相關費用，根據ERC之指引可予調整。」

於日期為2008年7月3日之回函，PEZA局長Lilia De Lima表示，PEZA不反對母公司之上文引用之反建議。

作為上述函件包含之上述條款之母公司及PEZA所訂協議之直接結果，母公司決定透過2008年7月7日提交之撤訴提案作為向Pasig之RTC提交之案件原告撤訴。其後，PEPOA在考慮PEZA提供之條款後，亦作為原告於2008年8月1日提交其本身之撤訴提案。

兩項提案尚未議決，故菲律賓獨立電力生產商協會提交了干預提案，於2008年9月2日獲法院批准。

目前，母公司及PEPOA提交之兩項撤訴提案仍未議決。

由於實施有關指引已被法院阻止，母公司無法確定或估計收益金額或其因有關指引而承受損失之收入。同時，為支持政府主要向經濟特區消費者提供最低成本電力之目標，母公司與NPC於2007年9月17日訂立協議備忘錄，規定向高負荷係數PEZA許可行業提供經濟特區電價。該計劃已獲ERC准許立即執行。

**d. Sucat-Araneta輸電線**

Sucat-Araneta-Balintawak 230千伏輸電線項目於20世紀90年代初成形，以提升Metro Manila之整體電力系統之可靠性及效率。上述輸電線於1994年開始建造，並於2000年7月完成及通電。該線路將完成Metro Manila內230千伏線路，以緊急處理不斷增長之電力需要造成之都市供電不暢。該項目分兩個主要部份：(1) Araneta至Balintawak橋臂；及(2) Sucat至Araneta橋臂，靠近Dasmariñas Village, Makati。

2001年前，經營及發展全國電網之權力及職責屬於NPC。EPIRA於2001年6月生效後，該權力及職責轉移至TransCo。

母公司之配電線路與TransCo之輸電網絡「物理連接」。更重要的是，母公司之配電設施進行配置，保持與TransCo之線路同步運轉。Sucat-Araneta-Balintawak千伏輸電線是TransCo之一條重要線路，位於母公司特許經營區之中心。因此，上述線路之無限制經營對母公司向其特許經營區內各住戶持續輸送電力之業務至關重要。

於2000年3月10日，Tamarind Road, Dasmarinas Village, Makati之居民(原告)在RTC-Makati對NPC提起訴訟，禁止後者在被告家庭附近直立之鋼塔上進一步施工及安裝高壓電纜以及透過上述電纜通電及輸送高壓電流，原因是據稱有健康風險及帶來之危險。審判庭於2000年3月13日首次發出指令，要求雙方維持現狀，後來又於2000年4月3日批准原告請求之初步禁令。於2000年5月3日，訴訟庭駁回審判庭之上述指令。申訴時，最高法院於2006年3月23日發出之指令中維持審判庭限制NPC之原判。

最高法院之上述指令成為終審判決，然後原告尋求執行審判庭提交之指令。其後，審判庭於2008年10月13日發出執行令。雖然母公司初始並非為該案件之當事人，但母公司因Sucat-Araneta線路不再通電對公眾及經濟產生之重大影響而被迫提交(1)迴避干預及接納干預答覆(2)服從指令及(3)維持現狀之綜合提案。於上述綜合提案，母公司聲稱及爭論，關閉230千伏線路會導致普遍旋轉電壓不足，影響特許經營區內數百萬客戶，包括Metro Manila之主要金融區。同樣，向南方電廠購買之多達505兆瓦容量將無法充份運行，導致母公司之額外購電成本大幅增加，反過來又會換股為向客戶收取之電價大幅提高。

於2008年11月28日，審判庭發出指令，接受母公司之綜合提案及暫時擱置執行令直至審判庭就母公司有關干預及其他事件提交之綜合提案判決後。

於2009年9月11日，審判庭發出日期為2009年9月8日之綜合指令，批准母公司及National Grid Corporation of the Philippines (NGCP)提交之干預提案，並已議決根據審判庭日期為2000年4月3日及2008年10月13日之指令發出之初步禁止令，待被告NPC交付櫃檯債券10,000,000披索、介入人Meralco交付2,500,000披索及介入人NGCP交付2,500,000披索，惟須受有關條件之限制，即被告NPC及介入人將就解除初步禁止令支付原告可能蒙受之全部損害。

**e. 有爭議決議案之訴狀**

於2008年9月9日，母公司向ERC提交針對PEMC、TransCo、NPC及PSALM之有爭議決議案之訴狀。該案是由TransCo輸電系統堵塞引致，原因是2008年6月22日San Jose-Tayabas 500千伏2號線路斷電，之後2008年7月11日TransCo之San Jose, Bulacan變電站之500千伏600兆伏安變壓器組#2出現斷電。母公司認為，上述堵塞對電力供應及電價產生重大不利影響，並於有關期間對系統安全造成重大威脅。

在上述訴狀中，母公司要求ERC(其中包括)：

i. 指示PEMC透過採納NPC分時電價作為其賬單之基準調整2008年6月26日至7月26日期間之WESM價格；

ii. 指示PEMC採納NPC分時電價或透過ERC批准之PEMC價格替代法確定之新價格作為堵塞期間之賬單基準；

iii. 指示NPC及PSALM退還自2006年6月26日WESM營運開始起與NPC／PSALM雙邊交易有關之線路租金之輸電線虧損資金部份；及

iv. 根據EPIRA第46條及EPIRA-IRR之有關條文對TransCo徵收適當之罰金及作出處罰。

就上述訴狀而言，應母公司之請求，PEMC已同意根據WESM規則執行從WESM電力交易量中分離與母公司雙邊合約有關之線路租金款項。

有關訴狀之聆訊已經完成，且該案已向ERC提交議決。

**f. PSALM起訴PEMC及母公司(尚未在訴訟庭判決)**

由於WESM價格於WESM經營之第三及第四個月期間大幅提高，母公司向PEMC之Lassi-Matti A. Holopainen先生發出日期為2006年9月22日及2006年11月4日之兩封單獨函件，要求立即調查是否出現違反WESM規則或反競爭之行為。

應上述函件之要求，PEMC調查了第三及第四個月之賬單期間，並得出結論：PSALM「違反市場競爭及濫用其市場權力。」因此，PEMC透過日期為2006年11月22日之2006-70號決議案，指示WESM第三及第四結賬期間之結算款項須調整至政府指導價格，低於NPC分時電價。

收到PEMC決議案後，NPC向ERC提及該事宜，並要求後者重新考慮價格調整。於其日期為2006年12月13日之指令，ERC臨時要求調整WESM第三及第四個月之結算款項，使用ERC許可之NPC分時電價。

於2007年6月6日，ERC採納調查部門之結論，其並未發現PSALM存在違反市場競爭和濫用市場權力之證據確鑿案件。於2007年8月14日，ERC發佈決議，確認日期為2006年12月13日之較早指令及宣稱菲律賓電力市場(PEM)董事會調整WESM第三及第四個月賬單期間之結算價格之行為超出其權力範圍，亦指示調整WESM第三及第四個賬單月之結算價格至議決之結算價格。

考慮到日期為2007年8月14日之ERC決議對消費者之影響，母公司於2007年9月17日提交再議提案。於上述提案，母公司強調，使用WESM結算價格會導致每千瓦時額外徵收6.00披索，又會於2006年9月及2006年10月兩個供應月向客戶轉移發電費用之增量，每千瓦時分別收取90分及2.05披索。因此，母公司要求ERC從行業及消費者之更大利益出發行使進行干預之職權，及按NPC分時電價設定上述期間之WESM結算價格。

於2008年1月30日，ERC發出決議，批准母公司之再議提案以及按ERC許可之NPC分時電價設定第三及第四個賬單期間之WESM結算價格。

於2008年7月11日，PSALM提交日期為2008年7月8日之部份再議提案，後遭ERC於日期為2008年10月20日之法令中否決。因此，PSALM向訴訟庭提起該案，起訴被告PEMC及母公司。於2009年1月28日，母公司收到訴訟庭之決議案副本，指示被告提交其有關訴狀各自之意見。母公司於2009年3月9日提交PSALM之訴狀之意見。

於日期為2009年8月28日之決議C.A. G.R. SP No. 106322，訴訟庭駁回訴狀並確認ERC之指令。PSALM提交其再議提案，但同樣遭訴訟庭於日期為2009年11月6日之決議案中否決，表示有關爭論只是老調重彈，並無提出新的爭論。於2009年12月4日，母公司收到PLASLM向最高法院提交之審查調卷令之訴狀之副本。母公司正等待最高法院之決議，看其是否認同下院之判決。

**g. 就溢價費用向NPC提出之有爭議決議案之訴狀**

於2009年6月2日，母公司針對NPC及PSALM提交有爭議決議案之訴狀，內容有關NPC就於2005年5月至2006年6月賬單期間向母公司提供所宣稱之超額電力徵收溢價費用。該訴狀備案號為ERC Case No. 2009-052 MC。溢價費用於2005年5月至6月賬單期間以及於2005年11月、2006年2月及2006年4月至6月賬單期間分別為315,000,000披索及318,000,000披索。

母公司爭論，事實上及法律上均無有關徵收溢價費用之依據，因為上訴人及NPC並無訂立ERC批准之輸電供應合約以及NPC徵收之溢價費用尚未獲ERC批准。

有關訴狀之聆訊正由ERC進行。

**39. 結算日後財務報表**

於2009年12月31日後任何期間並無編製Meralco之經審核財務報表。

此致

**第一太平有限公司**
**Manila Electric Company**
*列位董事* 台照

**SyCip Gorres Velayo & Co.**
謹啟

2010年3月13日



安　永

敬啟者：

**未經審核備考財務資料之會計師報告**

吾等就載於第一太平有限公司(「貴公司」)日期為二零一零年三月十三日之通函(「通函」)附錄三內之 貴公司及其附屬公司(以下合稱「貴集團」)之未經審核綜合備考資產及負債(「未經審核備考財務資料」作出匯報。未經審核備考財務資料由貴公司董事(「董事」)編製,僅作說明用途,提供有關建議/可能進行之交易,包括(1) Beacon Electric Asset Holdings, Inc.(「Beacon Electric」,於本報告日期 貴集團之附屬公司)建議向Pilipino Telephone Corporation(「Piltel」, 貴集團之聯營公司)收購Manila Electric Company(「Meralco」)之股份及Piltel認購Beacon Electric之新股份;及(2) Beacon Electric因行使認購期權而可能收購Meralco之74,700,000股股份可能對 貴集團之資產及負債之影響。未經審核備考財務資料之編製基準列載於通函附錄三。

**董事及申報會計師各自之責任**

董事須全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29段以及參考香港會計師公會(「香港會計師公會」)所頒布之會計指引第7號「編撰備考財務資料以供載入投資通函」編製未經審核備考財務資料。

吾等負責根據上市規則第4.29(7)段就未經審核備考財務資料作出意見,並向 閣下匯報。對於吾等之前所發出任何有關編製未經審核備考財務資料時所用之任何財務資料之報告,除對於該等報告發出日期列明之收件人外,吾等概不負責。

**意見基準**

吾等已根據香港會計師公會頒布之香港投資通函申報聘約準則第300號「投資通函備考財務資料之會計師報告」進行工作。吾等之工作主要包括比較未經調整財務資料與來源文件、審閱有關調整之憑證以及就未經審核備考財務資料與董事進行討論。吾等之工作並不涉及任何相關財務資料之獨立審查。

吾等之工作並不構成根據香港會計師公會頒布之香港審核準則、香港審閱工作準則或香港保證工作準則進行之審核或審閱，因此，吾等不會就未經審核備考財務資料表示任何有關審核或審閱保證。

吾等已計劃及進行有關工作，以取得吾等認為必要之資料及解釋，以提供足夠證據合理確保未經審核備考財務資料已由董事按所述基準妥善編製，該基準與　貴集團之會計政策一致，及就根據上市規則第4.29(1)段披露之未經審核備考財務資料而言，所作調整乃屬適當。

未經審核備考財務資料僅為說明用途，乃根據董事之判斷及假設而作出，而基於其假設性質，不能作為日後任何事項之保證或指標，亦可能未能反映　貴集團於二零零八年十二月三十一日或其後任何日期之財務狀況。

**意見**

吾等認為：

(a) 未經審核備考財務資料已按所述基準由董事妥善編製；

(b) 該基準與　貴集團之會計政策一致；及

(c) 就根據上市規則第4.29(1)段披露之未經審核備考財務資料而言，所作調整乃屬適當。

此致

香港
中環康樂廣場八號
交易廣場第二座二十四樓
**第一太平有限公司**
*列位董事*　台照

**安永會計師事務所**
*執業會計師*
香港中環
金融街8號
國際金融中心二期18樓
謹啟

二零一零年三月十三日

## 經擴大集團之未經審核備考財務資料

經擴大集團未經審核綜合備考資產負債報表乃根據本集團於二零零八年十二月三十一日之經審核綜合財務狀況表(摘錄自本公司二零零八年年報)而編製。股東務請注意，由於本集團收購Meralco現有14.5%權益一事於二零零九年十月方才完成，本附錄三所載本集團之備考財務資料並無反映本集團於Meralco之現有14.5%權益。

## 基本情況：完成Piltel投資及行使認購期權

以下為經擴大集團未經審核綜合備考資產負債報表概要，乃根據下文附註所列之基準及假設建議／可能進行之交易，包括(1) Beacon Electric建議向Piltel收購Meralco之股份及Piltel認購Beacon Electric之新股份(「Piltel投資」)；及(2) Beacon Electric因行使認購期權(「認購期權」)而可能收購Meralco之74,700,000股股份已於二零零八年十二月三十一日完成而編製，以闡釋Piltel投資及行使認購期權如何影響本集團於該日之綜合資產及負債。

未經審核綜合備考資產負債報表為提供經擴大集團因Piltel投資及行使認購期權而導致之財務資料而編製。由於其僅為說明用途而編製，並由於其假設性質，故未必能反映於實際完成Piltel投資及行使認購期權後經擴大集團之資產及負債狀況。

| *(百萬美元)* | **本集團** | **完成Piltel投資** *(a)* | **行使認購期權** *(b)* | **完成Piltel投資及行使認購期權後之經擴大集團** |
|---|---|---|---|---|
| 物業及設備 | 808.4 | – | – | 808.4 |
| 種植園 | 744.5 | – | – | 744.5 |
| 聯營公司及合營公司 | 1,202.3 | – | 142.9 | 1,345.2 |
| 商譽 | 675.6 | – | – | 675.6 |
| 其他無形資產 | 1,538.5 | – | – | 1,538.5 |
| 應收款項、其他應收款項及預付款項 | 3.0 | – | – | 3.0 |
| 預付土地費 | 153.2 | – | – | 153.2 |
| 可供出售資產 | 1.7 | – | – | 1.7 |
| 遞延稅項資產 | 38.7 | – | – | 38.7 |
| 其他非流動資產 | 217.1 | – | – | 217.1 |
| | 5,383.0 | – | 142.9 | 5,525.9 |

| *(百萬美元)* | 本集團 | 完成Piltel投資 *(a)* | 行使認購期權 *(b)* | 完成Piltel投資及行使認購期權後之經擴大集團 |
|---|---|---|---|---|
| **流動資產** | | | | |
| 現金及現金等值項目 | 625.9 | – | (142.9) | 483.0 |
| 抵押存款 | 12.0 | – | – | 12.0 |
| 可供出售資產 | 56.9 | – | – | 56.9 |
| 應收賬款、其他應收款項及預付款項 | 435.5 | – | – | 435.5 |
| 存貨 | 557.4 | – | – | 557.4 |
| 分類作持作銷售之出售組別之資產 | 128.3 | – | – | 128.3 |
| | 1,816.0 | – | (142.9) | 1,673.1 |
| **流動負債** | | | | |
| 應付賬款、其他應付款項及應計款項 | 667.4 | – | – | 667.4 |
| 短期債務 | 1,207.0 | – | – | 1,207.0 |
| 稅項準備 | 55.8 | – | – | 55.8 |
| 遞延負債及撥備之即期部份 | 39.4 | – | – | 39.4 |
| 直接與分類作持作銷售之資產有關之負債 | 106.1 | – | – | 106.1 |
| | 2,075.7 | – | – | 2,075.7 |
| **流動負債淨額** | (259.7) | – | (142.9) | (402.6) |
| **資產總值減流動負債** | 5,123.3 | – | – | 5,123.3 |
| **非流動負債** | | | | |
| 長期債務 | 1,951.7 | – | – | 1,951.7 |
| 遞延負債及撥備 | 432.4 | – | – | 432.4 |
| 遞延稅項負債 | 364.0 | – | – | 364.0 |
| | 2,748.1 | – | – | 2,748.1 |
| **資產淨值** | 2,375.2 | – | – | 2,375.2 |

經擴大集團之未經審核綜合備考資產負債表附註

(a) 由於Beacon Electric仍將為本集團之共同控制實體，故不需就向Piltel收購Meralco之13.7%權益及向Piltel出售Beacon Electric之50%權益作出調整。因此，MPIC於Meralco之目前投資成本將會轉移至於Beacon Electric之投資，且不會因作出Piltel投資而產生任何損益。

(b) 調整乃用以說明倘Beacon Electric 董事會決定行使認購期權而Beacon Electric可能行使認購期權之影響。行使價22,410,000,000披索（相當於約485,100,000美元或3,783,500,000港元）將由銀行貸款約15,810,000,000披索（相當於約342,200,000美元或2,669,200,000港元）及本集團以認購Beacon Electric優先股6,600,000,000披索（相當於約142,900,000美元或1,114,300,000港元）之方式而提供之現金撥資。

**情況一：完成Piltel投資但無行使認購期權**

以下為經擴大集團未經審核綜合備考資產負債報表概要，乃根據下文附註所列之基準及假設Piltel投資（並無行使認購期權）已於二零零八年十二月三十一日完成而編製，以闡釋Piltel投資如何影響本集團於該日之綜合資產及負債。

未經審核綜合備考資產負債報表為提供經擴大集團因完成Piltel投資（並無行使認購期權）而導致之財務資料而編製。由於其僅為說明用途而編製，並由於其假設性質，故未必能反映於實際完成Piltel投資（並無行使認購期權）後經擴大集團之資產及負債狀況。

| *（百萬美元）* | **本集團** | **完成Piltel投資**<br>*(a)* | **完成Piltel投資後之經擴大集團** |
|---|---|---|---|
| 物業及設備 | 808.4 | – | 808.4 |
| 種植園 | 744.5 | – | 744.5 |
| 聯營公司及合營公司 | 1,202.3 | – | 1,202.3 |
| 商譽 | 675.6 | – | 675.6 |
| 其他無形資產 | 1,538.5 | – | 1,538.5 |
| 應收賬款、其他應收款項及預付款項 | 3.0 | – | 3.0 |
| 預付土地費 | 153.2 | – | 153.2 |
| 可供出售資產 | 1.7 | – | 1.7 |
| 遞延税項資產 | 38.7 | – | 38.7 |
| 其他非流動資產 | 217.1 | – | 217.1 |
| | 5,383.0 | – | 5,383.0 |

| (百萬美元) | 本集團 | 完成Piltel投資 (a) | 完成Piltel投資後之經擴大集團 |
|---|---|---|---|
| **流動資產** | | | |
| 現金及現金等值項目 | 625.9 | – | 625.9 |
| 抵押存款 | 12.0 | – | 12.0 |
| 可供出售資產 | 56.9 | – | 56.9 |
| 應收賬款、其他應收款項及預付款項 | 435.5 | – | 435.5 |
| 存貨 | 557.4 | – | 557.4 |
| 分類作持作銷售之出售組別之資產 | 128.3 | – | 128.3 |
| | 1,816.0 | – | 1,816.0 |
| **流動負債** | | | |
| 應付賬款、其他應付款項及應計款項 | 667.4 | – | 667.4 |
| 短期債務借貸 | 1,207.0 | – | 1,207.0 |
| 稅項準備 | 55.8 | – | 55.8 |
| 遞延負債及撥備之即期部份 | 39.4 | – | 39.4 |
| 直接與分類作持作銷售之資產有關之負債 | 106.1 | – | 106.1 |
| | 2,075.7 | – | 2,075.7 |
| **流動負債淨額** | (259.7) | – | (259.7) |
| **資產總值減流動負債** | 5,123.3 | – | 5,123.3 |
| **非流動負債** | | | |
| 長期債務借貸 | 1,951.7 | – | 1,951.7 |
| 遞延負債及撥備 | 432.4 | – | 432.4 |
| 遞延稅項負債 | 364.0 | – | 364.0 |
| | 2,748.1 | – | 2,748.1 |
| **資產淨值** | 2,375.2 | – | 2,375.2 |

經擴大集團之未經審核綜合備考資產負債表附註

(a) 由於Beacon Electric仍將為本集團之共同控制實體，故不需就向Piltel收購Meralco之13.7%權益及向Piltel出售Beacon Electric之50%權益作出調整。因此，MPIC於Meralco之目前投資成本將會轉移至於Beacon Electric之投資，且不會因作出Piltel投資而產生任何損益。

## 情況二：行使認購期權但無完成Piltel投資

以下為經擴大集團未經審核綜合備考資產負債報表概要，乃根據下文附註所列之基準及假設行使認購期權（並無完成Piltel投資）已於二零零八年十二月三十一日完成而編製，以闡釋行使認購期權如何影響本集團於該日之綜合資產及負債。

未經審核綜合備考資產負債報表為提供經擴大集團因行使認購期權（並無完成Piltel投資）而導致之財務資料而編製。由於其僅為說明用途而編製，並由於其假設性質，故未必能反映於實際完成行使認購期權（並無完成Piltel投資）後經擴大集團之資產及負債狀況。

| *（百萬美元）* | **本集團** | **可能行使認購期權** | **可能行使認購期權後之經擴大集團** |
|---|---|---|---|
| | | *(a)/(b)* | |
| 物業及設備 | 808.4 | – | 808.4 |
| 種植園 | 744.5 | – | 744.5 |
| 聯營公司及合營公司 | 1,202.3 | 485.1 | 1,687.4 |
| 商譽 | 675.6 | – | 675.6 |
| 其他無形資產 | 1,538.5 | – | 1,538.5 |
| 應收賬款、其他應收款項及預付款項 | 3.0 | – | 3.0 |
| 預付土地費 | 153.2 | – | 153.2 |
| 可供出售資產 | 1.7 | – | 1.7 |
| 遞延税項資產 | 38.7 | – | 38.7 |
| 其他非流動資產 | 217.1 | – | 217.1 |
| | 5,383.0 | 485.1 | 5,868.1 |

| *(百萬美元)* | 本集團 | 可能行使認購期權 *(a)/(b)* | 可能行使認購期權後之經擴大集團 |
|---|---|---|---|
| **流動資產** | | | |
| 現金及現金等值項目 | 625.9 | (142.9) | 483.0 |
| 抵押存款 | 12.0 | – | 12.0 |
| 可供出售資產 | 56.9 | – | 56.9 |
| 應收貿易賬款、其他應收款項及預付款項 | 435.5 | – | 435.5 |
| 存貨 | 557.4 | – | 557.4 |
| 分類作持作銷售之出售組別之資產 | 128.3 | – | 128.3 |
| | 1,816.0 | (142.9) | 1,673.1 |
| **流動負債** | | | |
| 應付貿易賬款、其他應付款項及應計款項 | 667.4 | – | 667.4 |
| 短期債務 | 1,207.0 | – | 1,207.0 |
| 税項準備 | 55.8 | – | 55.8 |
| 遞延負債及撥備之即期部份 | 39.4 | – | 39.4 |
| 直接與分類作持作銷售之資產有關之負債 | 106.1 | – | 106.1 |
| | 2,075.7 | – | 2,075.7 |
| **流動負債淨額** | (259.7) | (142.9) | (402.6) |
| **資產總值減流動負債** | 5,123.3 | 342.2 | 5,465.5 |
| **非流動負債** | | | |
| 長期債務 | 1,951.7 | 342.2 | 2,293.9 |
| 遞延負債及撥備 | 432.4 | – | 432.4 |
| 遞延税項負債 | 364.0 | – | 364.0 |
| | 2,748.1 | 342.2 | 3,090.3 |
| **資產淨值** | 2,375.2 | – | 2,375.2 |

經擴大集團之未經審核綜合備考綜合資產負債表附註

(a) 由於Piltel投資尚未完成，故Beacon Electric仍將為MPIC之全資附屬公司，亦因此為本公司之附屬公司。

(b) 調整乃用以說明倘Beacon Electric 董事會決定行使認購期權而Beacon Electric可能行使認購期權之影響。行使價22,410,000,000披索（相當於約485,100,000美元或3,783,500,000港元）將由銀行貸款約15,810,000,000披索（相當於約342,200,000美元或2,669,200,000港元）及本集團以認購Beacon Electric優先股6,600,000,000披索（相當於約142,900,000美元或1,114,300,000港元）之方式而提供之現金撥資。

## 1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

## 2. 權益披露

### (i) 董事擁有本公司及其相聯法團之權益

於最後可行日期，本公司董事及行政總監於本公司之股份及於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之相關股份及債券中擁有：(a)須遵照證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按上市發行人董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所之權益及淡倉如下：

*(a) 於本公司股份好倉*

| 姓名 | 普通股 | 約佔已發行股本的百分比 (%) | 普通股購股權 |
|---|---|---|---|
| 林逢生 | 1,706,947,154 (C)(i) | 44.22 | – |
| 彭澤仁 | 7,887,309 (P) | 0.20 | 65,349,552 |
| 唐勵治 | 39,590,557 (P) | 1.03 | 19,183,256 |
| 黎高臣 | 12,914 (P) | 0.00 | 31,093,739 |
| Albert F. del Rosario大使 | 720,000 (P) | 0.02 | 6,324,150 |
| 謝宗宣 | – | – | 6,324,150 |
| Graham L. Pickles | – | – | 3,330,719 |
| 陳坤耀教授，*金紫荊星章*、*CBE*、*太平紳士* | – | – | 4,743,113 |
| 鄧永鏘爵士，*KBE* | – | – | 3,330,719 |
| Napoleon L. Nazareno | - | - | 3,330,000 |
| 唐駿 | - | - | 3,330,000 |

(C) =法團權益，(P) =個人權益

(i) 林逢生間接擁有First Pacific Investments (BVI) Limited及Mega Ring Investments Limited之100%權益，而該兩間公司則分別擁有本公司632,226,599股及284,491,191股股份。林逢生於First Pacific Investments (BVI) Limited及Mega Ring Investments Limited間接擁有之權益乃透過Salerni International Limited持有（林逢生直接持有其全部已發行之股本）。林逢生亦擁有First Pacific Investments Limited 56.8%權益，而該公司則擁有本公司790,229,364股。於該等公司股份中，10.0%由林逢生直接持有，而46.8%則由Salerni International Limited持有。First Pacific Investments Limited餘下之43.2%權益則由本公司非執行董事林文鏡、林宏修及一間由Ibrahim Risjad控制之公司分別擁有30.0%、10.0%及3.2%。

*(b) 於相聯法團股份之好倉*

- 彭澤仁擁有Metro Pacific Investments Corporation(MPIC)之5,242,404股普通股(P)及15,000,000份MPIC之購股權、以實益擁有人身份擁有210,033股Philippine Long Distance Telephone Company (PLDT)之普通股(P)及360股PLDT優先股(P)，並以代理人身份持有15,417股PLDT普通股，以及155,000股Philex Mining Corporation (Philex)之普通股(P)。

- 唐勵治擁有69,596股MPIC之普通股(C)及660,000股MPIC之普通股(P)、以及10,000,000份MPIC之購股權、104,874股PLDT之普通股(P)以及100股Philex之普通股(P)。

- 黎高臣擁有1,250股Philex之普通股(P)。

- 林文鏡擁有15,520,335股PT Indofood Sukses Makmar Tbk (Indofood)之普通股(C)。

- 林宏修擁有15,520,335股Indofood之普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood之普通股(C)。

- 林逢生擁有632,370股Indofood普通股(C)，並透過其控制公司（第一太平除外）直接擁有2,007,788股Indofood Agri Resources Ltd. (IndoAgri)之股份權益，以及透過第一太平集團的成員公司間接擁有998,200,000股IndoAgri股份之權益。

- Albert F. del Rosario大使擁有140,005股PLDT之普通股(P)、1,560股PLDT之優先股(P)、6,516,624股MPIC之普通股(P)、5,000,000份MPIC之購股權、100股Philex之普通股(P)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc. (PMH)之優先股(P)、以實益擁有人身份擁有4股PMH之普通股(P)、4,922股Costa de Madera Corporation之普通股(P)、15,000股Metro Pacific Land Holdings Inc.之普通股(P)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(P)。

- Napoleon L. Nazareno擁有6,648股MPIC普通股(P)、13,927股PLDT普通股(P)及495股PLDT優先股(P)。

(C) =法團權益，(P) =個人權益

除披露者外，於最後可行日期，概無本公司董事及行政總監於本公司或任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債券中，擁有或被視作擁有：(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

**(ii) 主要股東及其他人士之權益**

根據證券及期貨條例第336條存置之主要股東股份權益及淡倉名冊顯示，於最後可行日期，本公司已知悉下列人士擁有本公司已發行股本5%或以上權益：

(a) Salerni International Limited (Salerni)，在英屬維爾京群島註冊成立。於最後可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.80%權益及於First Pacific Investments (B.V.I.) Limited (FPIL-BVI)之100%權益，擁有本公司1,706,947,154股股份（好倉），佔本公司已發行股本約44.22%。

(b) FPIL-Liberia，在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股股份，佔本公司已發行股本約20.47%。FPIL-Liberia由主席（林逢生）以及三位非執行董事（林文鏡、林宏修及Ibrahim Risjad）擁有，各人所佔權益比例已列示於第305頁列表附註(i)。林逢生被視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有632,226,599股股份，佔本公司已發行股本約16.38%。本公司主席林逢生實益擁有FPIL-BVI全部已發行股本，因此被視為擁有FPIL-BVI所持股份的權益。

(d) Mega Ring Investments Limited (Mega Ring)，在英屬維爾京群島註冊成立。於最後可行日期實益擁有284,491,191股普通股，佔本公司已發行股本約7.37%。本公司主席林逢生實益擁有Mega Ring全部已發行股本，因此被視為擁有Mega Ring所持股份的權益。

(e) Marathon Asset Management Limited (Marathon)，於英國註冊成立。於2008年8月，Marathon通知本公司其持有本公司208,871,173股股份，佔本公司當日已發行股本約6.48%。於最後可行日期，本公司並無再接獲有關Marathon所持股權變動之其他通知。

(f) Lazard Asset Management LLC (Lazard)，於美國註冊成立。於2009年12月29日，Lazard通知本公司其持有本公司232,267,400股股份，佔本公司當日已發行股本約6.02%。於最後可行日期，本公司並無再接獲有關Lazard所持股權變動之其他通知。

就本公司董事及行政總監所知，於最後可行日期，除本公司的董事或行政總監以外，以下人士直接或間接擁有可於任何情況下在本集團任何其他成員公司的股東大會中投票之任何類別股本面值10%或以上之權益(包括任何涉及該等股本的期權)：

| 本集團內成員公司之名稱 | 股東姓名／名稱 | 所持有已發行股本的概約百分比 |
|---|---|---|
| PT Indofood Fritolay Makmur | Seven-Up Netherland B.V | 49.0% |
| DMCI-MPIC Water Company Inc. | DMCI Holdings, Inc. | 44.6% |
| PT Mentari Subur Abadi | PT Giat Sembada Sentosa | 40.0% |
| PT Mega Citra Perdana | PT Purwa Wana Lestari | 40.0% |
| PT Surya Rengo Containers | Rengo Company Ltd. | 40.0% |
| PT Swadaya Bhakti Negaramas | PT Giat Sembada Sentosa | 40.0% |
| Lucena Commercial Land Corporation | Landco Pacific Corporation | 35.0% |
| PT Laju Perdana Indah | PT Bangun Sriwijaya Sentosa | 32.0% |
| PT Indolakto | PT Perusahaan Dagang dan Industries Marison NV | 29.5% |
| PT Putridaya Usahatama | Pandi Kusuma | 22.5% |
| PT Putridaya Usahatama | Siti Sundari Rita | 12.5% |
| PT Multi Agro Kencana Prima | Koperasi Perkebunan Karet Panca Usaha Mitra | 20.0% |
| Manila North Tollways Corporation | Globalfund Holdings Inc. | 16.5% |
| Manila North Tollways Corporation | Egis Projects S.A. | 13.9% |

| 本集團內成員公司之名稱 | 股東姓名/名稱 | 所持有已發行股本的概約百分比 |
|---|---|---|
| Metro Pacific Investments Corporation | The Board of Trustees For the Account of The Beneficial Trust Fund Created Pursuant to the Benefit Plan of PLDT | 15.7% |
| PT Argha Giri Perkasa | PT Minamas Eramustika | 13.6% |
| Indofood Singapore Holdings Pte. Ltd. | PT Mandiri Investama Sejati | 12.9% |
| First Pacific Communications Holdings B.V. | Excella Trading Limited | 12.5% |
| Pacsari Pte. Ltd. | Grace Shipping Ltd. | 10.0% |
| PT Tani Andalas Sejahtera | Agus Suherman | 10.0% |
| First Pacific Realty Partners Corporation | PCI Limited | 18.9% |

除上文所披露者外，就本公司董事及行政總監所知，於最後可行日期，除本公司的董事或行政總監以外，概無其他人士擁有須根據證券及期貨條例第XV部第2及3分部須向本公司披露擁有本公司股份、股本衍生工具之相關股份及債券之權益或淡倉，或直接或間接擁有可於任何情況下在本集團任何其他成員公司的股東大會中投票之任何類別股本面值10%或以上之權益(包括任何涉及該等股本的期權)。

**(iii) 於購股權之權益**

於最後可行日期本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

*(A) 本公司之購股權計劃細節*

| | 於最後可行日期所持購股權 | 購股權行使價 (港元) | 授出日期 | 最後賦予權利日期 | 行使期開始自 | 行使期結束 |
|---|---|---|---|---|---|---|
| **執行董事** | | | | | | |
| 彭澤仁 | 33,517,996 | 1.6698 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 31,831,556 | 5.0569 | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 唐勵治 | 19,183,256 | 5.0569 | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| 黎高臣 | 14,756,351 | 1.6698 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 16,337,388 | 5.0569 | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **非執行董事** | | | | | | |
| Albert F.del Rosario大使 | 2,993,431 | 1.6698 | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | 3,330,719 | 5.0569 | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 謝宗宣 | 2,993,431 | 1.6698 | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| | 3,330,719 | 5.0569 | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| Napoleon L. Nazareno | 3,330,000 | 5.0569 | 2009年12月11日 | 2010年12月 | 2010年12月 | 2019年12月 |
| **獨立非執行董事** | | | | | | |
| Graham L. Pickles | 3,330,719 | 5.0569 | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 陳坤耀教，授*金紫荊星章*、 | 1,412,394 | 1.6698 | 2004年6月1日 | 2005年6月 | 2005年6月 | 2014年5月 |
| *CBE*、*太平紳士* | 3,330,719 | 5.0569 | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 鄧永鏘爵士，*KBE* | 3,330,719 | 5.0569 | 2007年9月5日 | 2008年9月 | 2008年9月 | 2017年9月 |
| 唐駿 | 3,330,000 | 5.0569 | 2009年12月11日 | 2011年12月 | 2011年12月 | 2019年12月 |
| **高級行政人員** | 30,600,455 | 1.6698 | 2004年6月1日 | 2008年12月 | 2005年6月 | 2014年5月 |
| | 4,743,113 | 3.1072 | 2006年6月7日 | 2010年12月 | 2007年6月 | 2016年6月 |
| | 44,500,938 | 5.0569 | 2007年9月5日 | 2012年9月 | 2008年9月 | 2017年9月 |
| **總計** | 226,183,904 | | | | | |

*(B) MPIC之購股權計劃細節*

| | 於最後可行日期所持購股權 | 購股權行使價 (披索) | 授出日期 | 最後賦予權利日期 | 行使期開始自 | 行使期結束於 |
|---|---|---|---|---|---|---|
| **執行董事** | | | | | | |
| 彭澤仁 | 7,500,000 | 2.12 | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | 7,500,000 | 2.73 | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| 唐勵治 | 5,000,000 | 2.12 | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | 5,000,000 | 2.73 | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| Albert F.del Rosario大使 | 2,500,000 | 2.12 | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | 2,500,000 | 2.73 | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| **高級行政人員** | 36,135,000 | 2.12 | 2008年12月9日 | 2010年1月 | 2009年1月 | 2013年1月 |
| | 37,870,000 | 2.73 | 2009年3月10日 | 2010年3月 | 2009年3月 | 2013年3月 |
| **總計** | 104,005,000 | | | | | |

## 3. 董事權益

### (a) 服務合約

於最後可行日期，概無任何董事與本集團內成員公司訂立現有服務合約或建議訂立服務合約（不包括一年內屆滿，或僱主在一年內可在不予賠償（法定賠償除外）的情況下終止的合約）。

### (b) 本集團之資產

於最後可行日期，概無董事在自2008年12月31日（即本公司最近期公布經審計綜合財務報表的結算日）後由本公司或本集團內成員公司收購或出售或租用的任何資產中，或在由本公司或本集團內成員公司擬收購或出售或租用的任何資產中，具有直接或間接的利益關係。

### (c) 本集團之合約

於最後可行日期，除林逢生先生於日期為2008年6月13日之股東通函內所述之持續關連交易及本公司日期分別為2009年1月6日及2010年2月23日之公告內所述之持續關連交易的相關合約中有利益關係外，本集團內任何成員公司概無訂立董事與其有重大利益關係並與本集團的業務有重要關係的任何合約或安排（於當日仍然生效者）。

## 4. 董事於競爭業務之權益

於最後可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

## 5. 訴訟

於最後可行日期，本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，以及就董事所知，本集團任何成員公司亦無任何尚未完結或將面對的重大訴訟或索償。

## 6. 重大合約

本集團於本通函日期前兩年期間訂立之重大合約或可能屬重大合約(非日常業務過程中訂立之合約)列示如下：

(a) MPIC、Beacon Electric與Piltel於2010年3月1日訂立之綜合協議，內容有關重組MPIC及Piltel於Meralco之現有股權，以整合彼等於Beacon Electric之Meralco股權；

(b) FPHC與Beacon Electric於2010年3月1日訂立之期權協議，內容有關FPHC向Beacon Electric授出認購期權；

(c) Piltel與Beacon Electric於2010年3月1日訂立之買賣協議，以記錄向Piltel收購Meralco股份事項，總代價為23,130,000,000披索(相等於約5.006億美元及約39.051億港元)，相等於每股Meralco普通股150披索(相等於約3.25美元及約25.3港元)；

(d) Piltel與Beacon Electric於2010年3月1日訂立之認購協議，以記錄Piltel-Beacon Electric認購事項，認購價為每股Beacon Electric普通股20披索(相等於約0.43美元及約3.38港元)，導致總認購代價為23,130,000,000披索(相等於約5.006億美元及約39.051億港元)；

(e) Two Rivers Pacific Holdings Corporation(「Two Rivers」)與Government Service Insurance System於2010年1月21日訂立之有條件銷售協議，內容有關Two Rivers收購Philex Mining Corporation(「Philex」)約5.9%權益，代價為6,022,450,350披索(相等於約1.309億美元及約10.212億港元)(即每股Philex普通股21披索(相等於約0.46美元及約3.56港元))；

(f) Two Rivers與由Roberto V. Ongpin率領之一組賣方於2009年12月2日訂立之股份購買協議，內容有關收購Philex約9.2%權益，代價為9,493,851,360披索(相等於約2.02億美元及約15.756億港元)(即每股Philex普通股21披索(相等於約0.45美元及約3.5港元))；

(g) 包銷協議，包括本公司與包銷商於2009年10月15日訂立之包銷協議(經彼等於2009年11月4日及2009年11月10日訂立之修訂協議修訂)；

(h) MPIC與FPHC於2009年11月5日訂立之合約細則，內容有關112億披索貸款及認購超過78,700,000股普通股之認購期權之權利；

(i) 上文第(h)項就2009年11月5日合約細則於2010年1月22日訂立之延期協議及於2010年1月29日訂立之進一步延期協議；

(j) MPIC與為Philippine Long Distance Telephone Company合資格員工之福利而設立之Beneficial Trust Fund（「BTF」）於2009年10月2日訂立之協議，內容有關出售及轉讓予MPIC之113,313,389股Meralco普通股，總代價為14,277,487,014披索（約3.038億美元及約23.695億港元）；

(k) MPIC與BTF於2009年10月2日訂立之認購協議，內容有關BTF認購及向BTF發行MPIC未發行股本中3,159,162,338股MPIC股份，總代價為9,477,487,014披索（約2.016億美元及約15.729億港元）（即每股3.00披索（相等於約0.0638美元及約0.498港元））；

(l) MPIC及MPHI與CLSA Singapore Pte Ltd及UBS AG於2009年9月19日訂立之配售協議，涉及4,150,000,000股MPIC普通股，此外亦提供超額配股權（「超額配股權」），涉及額外620,000,000股MPIC普通股，要約價為每股MPIC普通股3.00披索（即約0.0629美元及約0.4906港元）；

(m) MPHI與CLSA Limited（作為超額配股權代理）於2009年9月19日訂立之增售協議，以監管超額配股權之行使；

(n) MPHI與MPIC於2009年9月19日訂立之認購協議，內容有關根據重新推出MPIC上市股份之補足認購，認購價為每股MPIC普通股3.00披索（即約0.0629美元及約0.4906港元）；

(o) MPIC、AB Holdings Corporation（「ABHC」）、Landco Pacific Corporation（「Landco」）與Alfred Xerez-Burgos, Jr.於2009年6月19日訂立之協議，內容有關MPIC向ABHC出售1,330,247股Landco之已繳足股款普通股，代價為203,279,377披索（相等於約4,199,987美元及約32,759,900港元）；

(p) PT Salim Ivomas Pratama與Lyminton Pte Ltd於2008年11月21日訂立之銷售及轉讓協議，內容有關出售PT Sarana Inti Pratama之29.98%權益，現金代價為1.64千萬美元（相等於約1.279億港元）；

(q) PT Salim Ivomas Pratama、PT Mulia Abadi Lestari與PT Indoagri Inti Plantation於2008年11月21日訂立之買賣協議，內容有關購買PT Mitra Inti Sejati Plantation之其餘30%權益，現金代價為285億印尼盾（約2.3百萬美元及約1.8千萬港元）；

(r) 本公司與Philex於2008年10月3日訂立之合約細則，內容有關本公司一家全資擁有附屬公司收購Philex合共約20.16%之權益，要約價為每股7.92披索(相等於約0.1676美元及約1.31港元)，代價約為61.67億披索(相等於約1.305億美元及約10.178億港元)，以及於2008年10月15日訂立之函件協議，以補充合約細則；

(s) PT Indofood Sukses Makmur Tbk(「Indofood」)與Pastilla Investment Limited(「Pastilla」)於2008年9月22日訂立之協議，內容有關出售Drayton Pte. Ltd.(「Drayton」)之股本及向Indofood轉讓Drayton應付予Pastilla之貸款，代價為3.5億美元(相等於約27.3億港元)；

(t) MPIC與ABHC、Alfred Xerez-Burgos, Jr.與Landco於2008年9月9日訂立之協議，內容有關若干認購期權；

(u) Benpres Holdings Corporation(作為賣方)(「Benpres」)、FPHC(作為賣方)與MPIC於2008年8月26日訂立之股份購買協議，內容有關First Philippine Infrastructure, Inc.股份，代價為122.62億披索(相等於約2.787億美元及約22億港元)；

(v) Asset Holder PCC No.2 Limited於2008年6月27日訂立之協議，內容有關Ashmore Asian Recovery fund、EMDCD Ltd.、Ashmore Global Special Situations Fund 4 Limited Partnership、Ashmore Global Special Situations Fund 2 Limited、Ashmore Global Special Situations Fund 3 Limited Partnership(作為轉讓人)及本公司之全資擁有附屬公司Salient Holdings Limited(作為承讓人)購買DMCI-MPIC Water Company Inc.之可換股票據之協議，以及於2008年6月27日訂立之協議，內容有關Metro Pacific Investments Corporation向Inframetro Investments Pte Ltd償還可交換票據(可交換為Maynilad Water Services, Inc.股份)，總代價為1.4億美元(相等於約10.92億港元)；及

(w) PT Salim Ivomas Pratama與(i) PT Bangun Sriwijaya Sentosa、(ii) PT Lajuperdana Indah(「目標公司」)及(iii)目標公司的少數股東於2008年5月9日訂立之股份認購協議，內容有關認購目標公司之60%新股本，總現金代價為3,750億印尼盾(相等於約4.06千萬美元及約3.166億港元)。

## 7. 其他資料

(a) 本公司之公司秘書為李麗雯女士(公司管治及董事學碩士、文學學士、FCS(PE)、FCIS)。

(b) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(c) 主要股份登記及過戶處為Butterfield Fulcrum Group (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda。

(d) 股份登記及過戶處(香港分處)為香港中央證券登記有限公司，位於香港灣仔皇后大道東一百八十三號合和中心17樓1712-1716號舖。

## 8. 專家資格

以下為於本通函提供意見或建議之專家資格：

| 名稱 | 資格 |
|---|---|
| SGV | 在菲律賓會計師監管局(Philippine Regulatory Board of Accountancy)註冊之執業會計師事務所，以於菲律賓執業 |
| 安永會計師事務所 | 執業會計師 |

## 9. 專家在資產中的權益

於最後可行日期，SGV及安永會計師事務所概無擁有本集團任何成員公司之股權或可認購或提名他人認購本集團任何成員公司之證券的權利(不論是否可合法執行)。

於最後可行日期，SGV及安永會計師事務所概無在自2008年12月31日(即本公司最近期公佈經審計綜合財務報表的結算日)後由本公司或本集團內成員公司收購或出售或租用的任何資產或任何證券中，或在由本公司或本集團內成員公司擬收購或出售或租用的任何資產或任何證券中，具有直接或間接的利益關係。

## 10. 專家之同意

於最後可行日期，SGV及安永會計師事務所已就本通函之刊發發出同意書，同意本通函按其現有格式及內容載入其報告／函件及／或引述其名稱(視乎情況而定)，且迄今並無撤回同意書。

## 11. 一般事項

若本通函之中文版內容與英文版出現歧義，概以英文版為準。

## 12. 備查文件

下列文件之副本於本通函起計14天內任何週日（公眾假期除外）正常辦公時間內在本公司總辦事處香港中環康樂廣場八號交易廣場第二座二十四樓可供查閱：

(a) 本通函；

(b) 本公司組織章程大綱及細則；

(c) 截至2007年12月31日及2008年12月31日止兩個年度的本公司年報；

(d) 本公司截至2009年6月30日止期間之中期報告；

(e) 本通函附錄二所述之Meralco會計師報告；

(f) 經擴大集團之備考財務資料，全文載於本通函附錄三內；

(g) 本附錄四「重大合約」一節所述之重大合約；

(h) 本附錄四「專家之同意」一節所述SGV及安永會計師事務所之同意書；及

(i) 日期為2009年11月4日之章程及日期為2009年11月10日之補充章程，內容有關本公司之供股。



# FIRST PACIFIC COMPANY LIMITED
# 第一太平有限公司

*(根據百慕達法律註冊成立之有限公司)*
*網站：http://www.firstpacific.com*
**(股份代號：00142)**

**茲通告**第一太平有限公司(「**本公司**」)謹訂於2010年3月30日(星期二)上午9時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會，藉以考慮並酌情通過(無論有否加以修改)下列決議案為本公司之普通決議案：

(1) 「**動議**：

(a) 批准Beacon Electric Asset Holdings, Inc(「**Beacon Electric**」)根據由(1) Metro Pacific Investments Corporation(「**MPIC**」)、(2) Beacon Electric與(3) Piltel於2010年3月1日訂立之協議(「**綜合協議**」，內容有關重組MPIC及Piltel目前於Meralco之股權，以整合彼等於Beacon Electric之Meralco股權)，向Pilipino Telephone Corporation(「**Piltel**」)購買154,200,000股Manila Electric Company(「**Meralco**」)之普通股，總代價為23,130,000,000披索(相等於約5.006億美元及約39.051億港元)，並相等於每股Meralco普通股150披索(相等於約3.25美元及約25.3港元)；

(b) 批准Piltel根據綜合協議，按認購價每股Beacon Electric普通股20披索(相等於約0.43美元及約3.38港元)，認購1,156,500,000股Beacon Electric之普通股，總認購代價為23,130,000,000披索(相等於約5.006億美元及約39.051億港元)；

(c) 批准MPIC根據綜合協議，向Piltel出售12,500股Beacon Electric之普通股，每股Beacon Electric普通股之作價等於其面值1.00披索(相等於約0.02美元及約0.17港元)，以致Beacon Electric成為MPIC與Piltel按50：50之比例持有的合營企業；

(以上(a)、(b)及(c)項統稱為「**Piltel投資**」)

(d) 批准由MPIC與Beacon Electric訂立之綜合協議及彼等於綜合協議項下各自履行之責任；及

(e) 動議授權本公司任何執行董事安排簽訂其可能認為必須或合宜之文件，以及在其認為可能就落實Piltel投資及根據綜合協議擬進行之交易及／或任何有關事宜或與之有關而屬必需或合宜或權宜之情況下，採取或授權本公司及／或任何附屬公司採取一切行動及事項，追認就Piltel投資及／或綜合協議而簽立之任何文件，以及在本公司任何執行董事認為合宜及合乎本公司利益之情況下，作出或同意或授權本公司及／或任何附屬公司作出或同意對Piltel投資及／或根據綜合協議而簽立之任何文件作出之修訂或改動，以及授出或授權本公司及／或任何附屬公司授出豁免任何先決條件或該等文件之其他條文。」

(2) 「**動議**：

(a) 批准Beacon Electric根據由First Philippine Holdings Corporation (「**FPHC**」) 與Beacon Electric於2010年3月1日訂立之期權協議之條款，向Beacon Electric Asset Holdings, Inc. (「Beacon Electric」) (作為承授人) 授出之認購期權 (「**認購期權**」)，行使認購期權以收購由FPHC所擁有之74,700,000股Meralco普通股 (「**期權股份**」及每股「**期權股份**」)，行使價為每股期權股份300披索 (相等於約6.49美元及約50.65港元)，並相等於全部期權股份之總額22,410,000,000披索 (相等於約4.851億美元及約37.835億港元)；

(b) 批准由Beacon Electric訂立之期權協議及其於期權協議項下履行因可能行使認購期權而產生之責任；及

(c) 動議授權本公司任何執行董事安排簽訂其可能認為必須或合宜之文件，以及在其認為可能就落實可能行使認購期權及／或任何有關事宜或與之有關而屬必需或合宜或權宜之情況下，採取或授權本公司及／或任何附屬公司採取一切行動及事項，追認就可能行使認購期權而簽立之任何文件，以及在本公司任何執行董事認為合宜及合乎本公司利益之情況下，作出或同意或授權本公司及／或任何附屬公司作出或同意對可能於未來行使認購期權及／或任何有關事宜作出之修訂或改動，

以及授出或授權本公司及／或任何附屬公司授出豁免任何先決條件或該等文件之其他條文。

承董事會命
**第一太平有限公司**
*公司秘書*
**李麗雯**

日期：2010年3月13日

*附註：*

1. 凡有權出席以上通告所召開之股東特別大會及於會上投票之股東，均可委任一名或以上受委代表出席大會及代其投票。受委代表毋須為本公司股東。

2. 隨函附奉股東特別大會之代表委任表格。代表委任表格連同授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或其他授權文件副本，須於股東特別大會或其任何續會(按情況而定)指定舉行時間不少於四十八小時前交回本公司之總辦事處(致：公司秘書處)，地址為香港中環康樂廣場八號交易廣場第二座二十四樓，方為有效。即使填妥及交還代表委任表格後，股東仍可親身出席大會或其任何續會，並於會上投票。